Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-293282

To the Stockholders of OceanFirst Financial Corp. and the Stockholders of Flushing Financial Corporation

MERGER AND SHARE ISSUANCE PROPOSED—YOUR VOTE IS VERY IMPORTANT

On behalf of the boards of directors of OceanFirst Financial Corp., a Delaware corporation (“OceanFirst”), and Flushing Financial Corporation, a Delaware corporation (“Flushing”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed combination of OceanFirst and Flushing. We are requesting that you take certain actions as a holder of OceanFirst common stock (an “OceanFirst stockholder”) or as a holder of Flushing common stock (a “Flushing stockholder”).

On December 29, 2025, OceanFirst, Flushing and Apollo Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of OceanFirst (“Merger Sub”), entered into an Agreement and Plan of Merger (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which, on the terms and subject to the conditions set forth in the merger agreement, OceanFirst and Flushing have agreed to combine their respective businesses through a series of mergers. The transaction will create a high-performing regional bank with a significant presence across attractive New Jersey, Long Island and New York markets, and the combined company is expected to have approximately $23 billion in assets, $17 billion in total loans, and $18 billion in total deposits across 71 retail branches.

On the terms and subject to the conditions set forth in the merger agreement, at the closing, Merger Sub will merge with and into Flushing (the “first merger”), with Flushing as the surviving entity. Immediately following the first merger, Flushing will merge with and into OceanFirst (the “second merger” and together with the first merger, the “mergers”), with OceanFirst as the surviving corporation (the “combined company” and certain references to “OceanFirst” herein refer to the combined company following the second merger, as context requires). On the day immediately following the mergers, Flushing Bank, a New York chartered non-member bank (“Flushing Bank”) and, as of immediately prior to the second merger, a wholly-owned subsidiary of Flushing, will merge with and into OceanFirst Bank, National Association, a national banking association and a wholly-owned subsidiary of OceanFirst (“OceanFirst Bank,” and such merger, the “bank merger”), with OceanFirst Bank continuing as the surviving bank (the “surviving bank”).

In the first merger, Flushing stockholders will be entitled to receive 0.85 of a share of OceanFirst common stock for each share of Flushing common stock (the “exchange ratio”) they own, subject to certain exceptions. Although the number of shares of OceanFirst common stock that Flushing stockholders will be entitled to receive per share of Flushing common stock is fixed, the market value of the merger consideration will fluctuate with the market price of OceanFirst common stock and will not be known at the time the Flushing stockholders vote on the merger agreement. Based on the closing price of OceanFirst common stock on the Nasdaq Global Select Market (the “Nasdaq”) on December 26, 2025, the last trading day before the public announcement of the mergers, the exchange ratio represented an implied value of approximately $16.80 for each share of Flushing common stock. Based on the closing price of OceanFirst common stock on the Nasdaq on February 20, 2026, the last practicable trading day before the date of the accompanying joint proxy statement/prospectus, of $19.34, the exchange ratio represented an implied value of approximately $16.44 for each share of Flushing common stock. The value of the OceanFirst common stock at the time of completion of the mergers could be greater than, less than or the same as the value of OceanFirst common stock on the date of the accompanying joint proxy statement/prospectus or the date of the special meetings of OceanFirst stockholders or Flushing stockholders. We urge you to obtain current market quotations of OceanFirst common stock (Nasdaq trading symbol “OCFC”) and Flushing common stock (Nasdaq trading symbol “FFIC”).

Immediately following completion of the mergers, OceanFirst stockholders will continue to own the shares of OceanFirst common stock held by the OceanFirst stockholders immediately prior to the completion of the mergers.

Concurrently with its entry into the merger agreement, OceanFirst entered into an investment agreement (the “investment agreement”), dated as of December 29, 2025, with affiliates of funds managed by Warburg Pincus LLC (“Warburg”). On the terms and subject to the conditions set forth in the investment agreement, at the closing of the investment (the “investment closing”), Warburg will invest an aggregate of $225 million in exchange for the sale and issuance by OceanFirst of approximately (a) 9.5 million shares of OceanFirst common stock at a purchase price of $19.76 per share and (b) 1,900 shares of a new class of non-voting, common-equivalent stock of OceanFirst (“OceanFirst NVCE stock”) at a purchase price of $19,760 per share, which represents the economic equivalent of approximately 1.9 million shares of OceanFirst common stock. In addition, Warburg will receive a warrant to purchase approximately 11,400 shares of OceanFirst NVCE stock with an exercise price of $19,760 per share of OceanFirst NVCE stock, which represents the economic equivalent of approximately 11.4 million shares of OceanFirst common stock (the “warrant” and together with the OceanFirst common stock and the OceanFirst NVCE stock to be issued pursuant to the investment agreement, the “investment”). The warrant carries a term of seven (7) years and can be exercised voluntarily following the third (3rd) anniversary of the investment closing. The warrant can also be voluntarily exercised prior to the third (3rd) anniversary of the investment closing, (i) in the event the market price of OceanFirst common stock reaches or exceeds $30 per share at the closing of any trading day or (ii) in transactions involving a change of control of OceanFirst. The warrant is subject to mandatory exercise, at any time, in the event the market price of OceanFirst common stock reaches or exceeds $30 per share for twenty (20) or more trading days during any thirty consecutive trading day period. In the event of a transaction involving a change of control of OceanFirst where less than ninety percent (90%) of the consideration in such transaction is comprised of equity securities that are traded on the Nasdaq or the New York Stock Exchange (the “NYSE”), Warburg will be entitled to receive additional shares if Warburg exercises the warrant in connection with such transaction.

We expect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, Flushing stockholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Flushing common stock for OceanFirst common stock in the first merger, except with respect to any cash received by Flushing stockholders in lieu of fractional shares of OceanFirst common stock.

Based on the number of shares of Flushing common stock outstanding or reserved for issuance as of February 20, 2026, the last practicable trading day before the date of the accompanying joint proxy statement/prospectus, OceanFirst expects to issue approximately 28,801,083 million shares of OceanFirst common stock to Flushing stockholders and approximately 784,584 million shares of OceanFirst common stock to the holders of Flushing restricted stock unit awards in the aggregate in the first merger. Upon completion of the proposed transaction, (a) the shares issued to Flushing stockholders in the first merger are expected to represent approximately thirty percent (30%) of the outstanding shares of the combined company, (b) the shares issued to Warburg in the investment are expected to represent approximately twelve percent (12%) of the outstanding shares of the combined company and (c) the shares of OceanFirst common stock that are outstanding immediately prior to completion of the first merger are expected to represent approximately fifty-eight percent (58%) of the outstanding shares of the combined company.

OceanFirst and Flushing will each hold a special meeting of its respective stockholders in connection with the mergers. At its special meeting, in addition to other business, OceanFirst will ask its stockholders to approve the issuance of shares of (a) OceanFirst common stock to Flushing stockholders pursuant to the merger agreement and (b) OceanFirst common stock, shares of OceanFirst NVCE stock and a warrant pursuant to the investment agreement (including the issuance of any shares of OceanFirst common stock and/or OceanFirst NVCE stock (i) into which such securities are directly or indirectly convertible or exercisable and (ii) issuable upon adjustments pursuant to the terms thereof) ((a) and (b), collectively, the “OceanFirst issuance”). At its special meeting, in addition to other business, Flushing will ask its stockholders to adopt the merger agreement. Information about these meetings, the mergers and the investment is contained in this document. We urge you to read this document carefully and in its entirety.

The special meeting of OceanFirst stockholders will be held online via live webcast at 4:00 p.m. Eastern Time, on April 2, 2026. The special meeting of Flushing stockholders will be held online via live webcast on April 2, 2026 at 10:00 a.m., Eastern Time.

Each of our boards of directors recommends that holders of OceanFirst common stock and Flushing common stock vote “FOR” each of the proposals to be considered at the OceanFirst special meeting and the Flushing special meeting, respectively.

The accompanying joint proxy statement/prospectus provides you with detailed information about the merger agreement and the investment agreement and the transactions contemplated thereby. It also contains or references information about OceanFirst and Flushing and certain related matters. You are encouraged to read the accompanying joint proxy statement/prospectus carefully and in its entirety. In particular, you should read the section entitled “Risk Factors” beginning on page 40 for a discussion of the risks you should consider in evaluating the proposed transaction and how it will affect you. You can also obtain information about OceanFirst and Flushing from documents that have been filed with the U.S. Securities and Exchange Commission (the “SEC”) that are incorporated by reference into the accompanying joint proxy statement/prospectus.

On behalf of OceanFirst and Flushing, thank you for your prompt attention to this important matter.

Sincerely,

Christopher D. Maher	John R. Buran

President and Chief Executive Officer OceanFirst Financial Corp.	President and Chief Executive Officer Flushing Financial Corporation

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in connection with the first merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in the first merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either OceanFirst or Flushing, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The accompanying joint proxy statement/prospectus is dated February 26, 2026, and is first being mailed to OceanFirst stockholders and Flushing stockholders on or about February 26, 2026.

ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus includes important business and financial information about Flushing and OceanFirst from documents previously filed with the SEC that are incorporated by reference into the accompanying joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents, including the documents regarding OceanFirst and Flushing that are incorporated by reference into such document through (a) the SEC website at http://www.sec.gov, (b) OceanFirst’s website at https://ir.oceanfirst.com/, under the heading “Financials,” or (c) Flushing’s website at https://investor.flushingbank.com/, under the heading “Financials,” or by requesting them in writing, by email or by telephone, at the appropriate address below. Except for the documents incorporated by reference into the accompanying joint proxy statement/prospectus, the information contained on, or that may be accessed through, the respective websites of the SEC, Flushing and OceanFirst is not incorporated by reference into, and is not a part of, the accompanying joint proxy statement/prospectus.

if you are an OceanFirst stockholder:

OceanFirst Financial Corp.

110 West Front Street

Red Bank, New Jersey 07701

Attention: Investor Relations

investorrelations@oceanfirst.com

(888) 623-2633 Ext. 27516

if you are a Flushing stockholder: Flushing Financial Corporation 220 RXR Plaza Uniondale, New York 11556 Attention: Susan K. Cullen IR@flushingbank.com (718) 961-5400

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of the applicable special meeting. This means that holders of OceanFirst common stock requesting documents must do so by March 26, 2026, in order to receive them before the OceanFirst special meeting, and holders of Flushing common stock requesting documents must do so by March 26, 2026, in order to receive them before the Flushing special meeting.

You should rely only on the information contained in, attached to or incorporated by reference into the accompanying joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, attached to or incorporated by reference into, such document. The accompanying joint proxy statement/prospectus is dated February 26, 2026, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of the accompanying joint proxy statement/prospectus to holders of OceanFirst common stock or holders of Flushing common stock, nor the issuance by OceanFirst of shares of OceanFirst common stock or other securities pursuant to the merger agreement or investment agreement, will create any implication to the contrary.

The accompanying joint proxy statement/prospectus document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in, or incorporated by reference into, the accompanying joint proxy statement/prospectus regarding Flushing has been provided by Flushing and information contained in, or incorporated by reference into, the accompanying joint proxy statement/prospectus regarding OceanFirst has been provided by OceanFirst.

See the section entitled “Where You Can Find More Information” beginning on page 201 of the accompanying joint proxy statement/prospectus for further information.

OceanFirst Financial Corp.

110 West Front Street

Red Bank, New Jersey 07701

NOTICE OF VIRTUAL SPECIAL MEETING OF OCEANFIRST STOCKHOLDERS

To OceanFirst Stockholders:

On December 29, 2025, OceanFirst Financial Corp., a Delaware corporation (“OceanFirst”), Apollo Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of OceanFirst (“Merger Sub”), and Flushing Financial Corporation, a Delaware corporation (“Flushing”), entered into an Agreement and Plan of Merger (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”). A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

Concurrently with its entry into the merger agreement, OceanFirst entered into an investment agreement (the “investment agreement”), dated as of December 29, 2025, with affiliates of funds managed by Warburg Pincus LLC (“Warburg”). A copy of the investment agreement is attached as Annex B to the accompanying joint proxy statement/prospectus.

NOTICE IS HEREBY GIVEN that a virtual special meeting of holders of common stock, par value $0.01 per share, of OceanFirst (“OceanFirst common stock” and such holders the “OceanFirst stockholders”) will be held online via live webcast at 4:00 p.m. Eastern Time, on April 2, 2026, or at any postponement or adjournment thereof (the “OceanFirst special meeting”).

At the OceanFirst special meeting, you will be asked to vote on the following matters:

•

A proposal to approve the issuance of (a) OceanFirst common stock to holders of Flushing common stock (the “Flushing stockholders”) pursuant to the merger agreement and (b) OceanFirst common stock, a new class of non-voting, common-equivalent stock of OceanFirst (“OceanFirst NVCE stock”) and a warrant to Warburg pursuant to the investment agreement (including the issuance of any shares of OceanFirst common stock and/or OceanFirst NVCE stock (x) into which such securities are directly or indirectly convertible or exercisable and (y) issuable upon adjustments pursuant to the terms thereof) (the “OceanFirst issuance proposal”);

•

A proposal to amend Section C of Article FOURTH of the Certificate of Incorporation of OceanFirst, as amended (the “OceanFirst charter”), in a manner to exempt Warburg and its affiliates (but not any other OceanFirst stockholder) from the application of Section C of Article FOURTH of the OceanFirst charter (the “OceanFirst exemption amendment proposal”); and

•

A proposal to adjourn the OceanFirst special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the OceanFirst special meeting to approve the OceanFirst issuance proposal (the “OceanFirst adjournment proposal”).

The OceanFirst special meeting will be held in a virtual-only format conducted via live webcast. In order to attend the OceanFirst special meeting via remote communication, you must access the virtual meeting at www.virtualshareholdermeeting.com/OCFC2026SM. You also will need a control number, which is the 16-digit number on your proxy card. Once admitted to the OceanFirst special meeting, you will be able to vote your shares in accordance with the instructions provided on the OceanFirst special meeting website. You may log in beginning at 3:45 p.m. Eastern Time on April 2, 2026. The OceanFirst special meeting will begin promptly at 4:00 p.m. Eastern Time.

The board of directors of OceanFirst (the “OceanFirst board of directors”) has fixed the close of business on February 20, 2026 as the record date for the OceanFirst special meeting. Only OceanFirst stockholders of record as of the close of business on the OceanFirst record date are entitled to notice of, and to vote at, the OceanFirst special meeting or any adjournment or postponement thereof.

OceanFirst stockholders are not entitled to dissenters’ rights in connection with the mergers under the Delaware General Corporation Law.

The OceanFirst board of directors unanimously recommends that OceanFirst stockholders vote “FOR” the OceanFirst issuance proposal, “FOR” the OceanFirst exemption amendment proposal and “FOR” the OceanFirst adjournment proposal.

Your vote is important. We cannot complete the transactions contemplated by the merger agreement and the investment agreement unless OceanFirst stockholders approve the OceanFirst issuance proposal. However, the consummation of the mergers and the investment is not conditioned upon approval of the OceanFirst exemption amendment proposal or the OceanFirst adjournment proposal. The affirmative vote of a majority of votes cast by holders of shares of OceanFirst common stock at the OceanFirst special meeting is required to approve the OceanFirst issuance proposal and the OceanFirst adjournment proposal. The affirmative vote of holders of at least eighty percent (80%) of the voting power of the outstanding shares of OceanFirst common stock, subject to the ten percent (10%) voting restriction, is required to approve the OceanFirst exemption amendment proposal.

Whether or not you plan to attend the OceanFirst special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope. You may also vote by telephone or through the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

By Order of the Board of Directors

Christopher D. Maher
President and Chief Executive Officer OceanFirst Financial Corp.

February 26, 2026

Flushing Financial Corporation

220 RXR Plaza

Uniondale, NY 11556-3825

NOTICE OF VIRTUAL SPECIAL MEETING OF FLUSHING STOCKHOLDERS

NOTICE IS HEREBY GIVEN that Flushing Financial Corporation, a Delaware corporation (“Flushing”), will hold a virtual special meeting of holders of common stock, par value $0.01 per share, of Flushing (“Flushing common stock” and such holders “Flushing stockholders”) online via live webcast on April 2, 2026, at 10:00 a.m., Eastern Time, or at any postponement or adjournment thereof (the “Flushing special meeting”), to consider and vote upon the following matters:

•

A proposal to adopt the Agreement and Plan of Merger, dated as of December 29, 2025, by and among Flushing, OceanFirst Financial Corp., a Delaware corporation (“OceanFirst”), and Apollo Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of OceanFirst (“Merger Sub”) (as such agreement may be amended from time to time, the “merger agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, which provides that, on the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into Flushing (the “first merger”), with Flushing surviving the first merger, and, immediately following the first merger, Flushing will merge with and into OceanFirst (the “second merger,” and together with the first merger, the “mergers”), with OceanFirst surviving the second merger. Upon consummation of the first merger, each share of Flushing common stock issued and outstanding immediately prior to the effective time of the first merger, subject to certain exceptions, will be converted into the right to receive 0.85 of a share of common stock, par value $0.01 per share, of OceanFirst (“OceanFirst common stock”), as well as cash in lieu of fractional shares of OceanFirst common stock (the “Flushing merger proposal”);

•

A proposal to approve, on a non-binding, advisory basis, the compensation that Flushing’s named executive officers may receive in connection with the mergers pursuant to agreements or arrangements with Flushing (the “Flushing compensation proposal”); and

•

A proposal to approve one or more adjournments of the Flushing special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Flushing merger proposal (the “Flushing adjournment proposal”).

The Flushing special meeting will be held in a virtual-only format conducted via live webcast. In order to attend the Flushing special meeting via remote communication, you must access the virtual meeting at http://www.virtualshareholdermeeting.com/FFIC2026SM. You also will need a control number, which is the 16-digit number on your proxy card. Once admitted to the Flushing special meeting, you will be able to vote your shares in accordance with the instructions provided on the Flushing special meeting website. You may log in beginning at 9:45 a.m. Eastern Time on April 2, 2026. The Flushing special meeting will begin promptly at 10:00 a.m. Eastern Time.

The board of directors of Flushing has fixed the close of business on February 20, 2026 as the record date for the Flushing special meeting. Only Flushing stockholders of record at that time are entitled to notice of, and to vote at, the Flushing special meeting or any adjournment or postponement thereof. Adoption of the Flushing merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Flushing common stock entitled to vote on the merger agreement. Approval of each of the Flushing compensation proposal and the Flushing adjournment proposal requires the affirmative vote of a majority of votes cast at the Flushing special meeting by the holders of shares of Flushing common stock entitled to vote thereon.

The board of directors of Flushing unanimously approved the merger agreement, has determined that the mergers, on the terms and conditions set forth in the merger agreement, are fair to, advisable and in the best interests of Flushing and its stockholders and unanimously recommends that Flushing stockholders vote “FOR” the Flushing merger proposal, “FOR” the Flushing compensation proposal and “FOR” the Flushing adjournment proposal.

Your vote is very important. We cannot complete the transactions contemplated by the merger agreement without the affirmative vote of holders of a majority of the outstanding shares of Flushing common stock entitled to vote on the merger agreement to approve the Flushing merger proposal. However, the consummation of the mergers and the closing of the transactions contemplated by the investment agreement are not conditioned upon the approval of the Flushing compensation proposal or the Flushing adjournment proposal. Approval of each of the Flushing compensation proposal and the Flushing adjournment proposal requires the affirmative vote of a majority of votes cast at the Flushing special meeting by the holders of shares of Flushing common stock entitled to vote thereon.

Each copy of the joint proxy statement/prospectus mailed to Flushing stockholders is accompanied by a form of proxy card with instructions for voting. Regardless of whether you plan to attend the Flushing special meeting, please vote as soon as possible by accessing the website listed on the proxy card, voting telephonically using the phone number listed on the proxy card or submitting your proxy card by mail. If you hold stock in your name as a stockholder of record and are voting by mail, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. This will not prevent you from voting during the virtual meeting, but it will help to secure a quorum and avoid added solicitation costs. Any Flushing stockholder of record who is present at the Flushing special meeting may vote during the virtual meeting instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked at any time before the Flushing special meeting in the manner described in the accompanying joint proxy statement/prospectus. Information and applicable deadlines for voting through the internet or by telephone are set forth in the enclosed proxy card instructions. If you hold your stock in “street name” through a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by the record holder.

The accompanying joint proxy statement/prospectus provides a detailed description of the Flushing special meeting, the mergers, the merger agreement, the documents related to the mergers and other related matters. We urge you to read the accompanying joint proxy statement/prospectus, including any documents attached as annexes and incorporated in the joint proxy statement/prospectus by reference and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS

John R. Buran
President and Chief Executive Officer Flushing Financial Corporation

Date: February 26, 2026

i

QUESTIONS AND ANSWERS

The following are some questions that you may have about the mergers, the investment, the OceanFirst special meeting or the Flushing special meeting (each as defined below), and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the mergers, the investment, the OceanFirst special meeting or the Flushing special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus and in the annexes to this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 201.

In this joint proxy statement/prospectus, unless the context otherwise requires:

•	“BDO” refers to BDO USA, P.C., Flushing’s independent registered public accounting firm;

•	“business day” refers to any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed;

•	“Deloitte” refers to Deloitte & Touche LLP, OceanFirst’s independent registered public accounting firm;

•	“Flushing Bank” refers to Flushing Bank, a New York chartered non-member bank and, as of immediately prior to the second merger, a wholly-owned subsidiary of Flushing;

•	“Flushing board of directors” refers to the board of directors of Flushing;

•	“Flushing bylaws” refers to the Third Amended and Restated Bylaws of Flushing;

•	“Flushing charter” refers to the Certificate of Incorporation of Flushing;

•	“Flushing common stock” refers to the common stock of Flushing, par value $0.01 per share;

•	“Flushing stockholders” refers to holders of shares of Flushing common stock, as context requires;

•	“Flushing” refers to Flushing Financial Corporation, a Delaware corporation;

•	“Hughes Hubbard” refers to Hughes Hubbard & Reed LLP, legal counsel to Flushing;

•

“investment agreement” refers to that certain Investment Agreement, dated as of December 29, 2025, by and between OceanFirst and Warburg (as it may be amended, modified or supplemented from time to time in accordance with its terms);

•	“KBW” refers to Keefe, Bruyette & Woods, Inc., financial advisor to OceanFirst;

•

“merger agreement” refers to that certain Agreement and Plan of Merger, dated December 29, 2025, by and among Flushing, OceanFirst and Merger Sub (as it may be amended, modified or supplemented from time to time in accordance with its terms);

•	“Merger Sub” refers to Apollo Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of OceanFirst;

•	“OceanFirst charter” refers to the Certificate of Incorporation of OceanFirst, as amended;

•	“OceanFirst Bank” refers to OceanFirst Bank, National Association, a national banking association and a wholly-owned subsidiary of OceanFirst;

•	“OceanFirst board of directors” refers to the board of directors of OceanFirst;

•	“OceanFirst bylaws” refers to the Amended and Restated Bylaws of OceanFirst;

•	“OceanFirst common stock” refers to the common stock of OceanFirst, par value $0.01 per share;

•	“OceanFirst NVCE stock” refers to a new class of non-voting, common-equivalent stock of OceanFirst;

•	“OceanFirst stockholders” refers to holders of shares of OceanFirst common stock both prior to and following the completion of the mergers, as context requires;

•	“OceanFirst” refers to OceanFirst Financial Corp., a Delaware corporation;

•	“PSC” refers to Piper Sandler & Co., financial advisor to Flushing;

•	“Simpson Thacher” refers to Simpson Thacher & Bartlett LLP, legal counsel to OceanFirst; and

•

“Warburg” refers to WPGG 14 Orion L.P., an Exempted Limited Partnership registered in the Cayman Islands, and WPFS II Orion L.P., an Exempted Limited Partnership registered in the Cayman Islands, which are affiliates of funds managed by Warburg Pincus LLC.

Q	Why am I receiving this joint proxy statement/prospectus?

A

Each of OceanFirst and Flushing is sending these materials to its respective stockholders to help them decide how to vote their OceanFirst common stock or Flushing common stock with respect to the matters to be considered at the OceanFirst special meeting and the Flushing special meeting, respectively.

In order to complete the mergers (as defined below) and the investment (as defined below), among other things:

•	Flushing stockholders must adopt the merger agreement (the “Flushing merger proposal” and, such adoption, the “requisite Flushing stockholder approval”); and

•

OceanFirst stockholders must approve the issuance of shares of (a) OceanFirst common stock to Flushing stockholders pursuant to the merger agreement and (b) OceanFirst common stock, shares of OceanFirst NVCE stock and a warrant pursuant to the investment agreement (including the issuance of any shares of OceanFirst common stock and/or OceanFirst NVCE stock (i) into which such securities are directly or indirectly convertible or exercisable and (ii) issuable upon adjustments pursuant to the terms thereof) (the “OceanFirst issuance proposal” and such approval, the “requisite OceanFirst stockholder approval”).

OceanFirst stockholders will also be asked to: (a) approve a proposal to amend Section C of Article FOURTH of the OceanFirst charter in a manner to exempt Warburg and its affiliates (but not any other stockholder of OceanFirst) from the application of Section C of Article FOURTH of the OceanFirst charter (the “OceanFirst exemption amendment proposal”); and (b) approve a proposal to adjourn the special meeting of OceanFirst stockholders (the “OceanFirst special meeting”), if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the OceanFirst special meeting to approve the OceanFirst issuance proposal (the “OceanFirst adjournment proposal”). Approval of the OceanFirst exemption amendment proposal or the OceanFirst adjournment proposal is not an express condition to the completion of the mergers or the investment.

Flushing stockholders will also be asked to approve (a) on a non-binding, advisory basis, the compensation payments that Flushing’s named executive officers may receive in connection with the mergers pursuant to agreements or arrangements with Flushing (the “Flushing compensation proposal”) and (b) a proposal to adjourn the special meeting of Flushing stockholders (the “Flushing special meeting”), if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Flushing special meeting to approve the Flushing merger proposal (the “Flushing adjournment proposal”). Approval of the Flushing compensation proposal or the Flushing adjournment proposal is not an express condition to the completion of the mergers or the investment.

This document is also a prospectus that will be delivered to Flushing stockholders because, pursuant to the merger agreement, OceanFirst is offering shares of OceanFirst common stock to Flushing stockholders.

This joint proxy statement/prospectus contains important information about the mergers, the investment and the other proposals being voted on at the OceanFirst special meeting and the Flushing special meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your special meeting. Your vote is important, and we encourage you to submit your proxy as soon as possible.

Q	What will happen in the mergers?

A

On the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into Flushing, with Flushing as the surviving entity, which we refer to as the “first merger.” Immediately following the first merger, Flushing will merge with and into OceanFirst, with OceanFirst as the surviving corporation (the “combined company” and certain references to “OceanFirst” shall hereinafter refer to the combined company following the second merger, as context requires), which we refer to as the “second merger.” We refer to the first merger and the second merger together as the “mergers.” On the day immediately following the mergers, Flushing Bank will merge with and into OceanFirst Bank (the “bank merger”), with OceanFirst Bank continuing as the surviving bank (the “surviving bank”).

At the effective time of the first merger (the “effective time”), holders of Flushing common stock issued and outstanding immediately prior to the effective time (except for shares of Flushing common stock owned by Flushing as treasury stock or owned by Flushing, OceanFirst or Merger Sub (subject to certain exceptions)) will be entitled to receive 0.85 of a share (the “exchange ratio”) of OceanFirst common stock and cash in lieu of any fractional shares (the “merger consideration”).

In this joint proxy statement/prospectus, we refer to the closing of the (a) first merger as the “merger closing” and the date on which the merger closing occurs as the “merger closing date” and (b) second merger as the “closing of the mergers”.

After the effective time, (a) Flushing will no longer be a public company, (b) Flushing common stock will be delisted from the Nasdaq and will cease to be publicly traded, and (c) Flushing common stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Immediately after the effective time of the second merger (the “second effective time”), OceanFirst stockholders will continue to own their existing shares of OceanFirst common stock and Flushing will cease to exist. See the information provided in the section entitled “The Merger Agreement—Structure of the Mergers” beginning on page 129 and the merger agreement attached as Annex A for more information about the mergers.

Q	What will happen in the investment?

A

Concurrently with its entry into the merger agreement, OceanFirst entered into the investment agreement. On the terms and subject to the conditions set forth in the investment agreement, Warburg will invest an aggregate of $225 million in exchange for the sale and issuance by OceanFirst of approximately (a) 9.5 million shares of OceanFirst common stock at a purchase price of $19.76 per share and (b) 1,900 shares of a new class of non-voting, common-equivalent stock of OceanFirst (“OceanFirst NVCE stock”) at a purchase price of $19,760 per share, which represent the economic equivalent of approximately 1.9 million shares of OceanFirst common stock. In addition, Warburg will receive a warrant to purchase approximately 11,400 shares of OceanFirst NVCE stock with an exercise price of $19,760 per share of OceanFirst NVCE stock, which represents the economic equivalent of approximately 11.4 million shares of OceanFirst common stock (the “warrant” and together with the OceanFirst common stock and the OceanFirst NVCE stock to be issued pursuant to the investment agreement, the “investment”). The warrant carries a term of seven (7) years and can be exercised voluntarily following the third (3rd) anniversary of the investment closing. The warrant can also be voluntarily exercised prior to the third (3rd) anniversary of the investment closing, (i) in the event the market price of OceanFirst common stock reaches or exceeds $30 per share at the closing of any trading day or (ii) in transactions involving a change of control. The warrant is subject to mandatory exercise, at any time, in the event the market price of OceanFirst common stock reaches or exceeds $30 per share for twenty (20) or more trading days during any thirty (30) consecutive trading day period. In the event of a transaction involving a change of control of OceanFirst where less than ninety percent (90%) of the consideration in such transaction is comprised of equity securities that are traded on the Nasdaq or the NYSE, Warburg will be entitled to receive additional shares if Warburg exercises the warrant in connection with such transaction. In connection with such exercise, depending on the effective date and designated price of the warrant, Warburg would be entitled to receive, at a minimum, zero additional shares of OceanFirst NVCE stock and, at a maximum, 0.2885 additional shares of OceanFirst NVCE stock per share of OceanFirst NVCE stock underlying the warrant (which represents the economic equivalent of approximately 288.5 shares of OceanFirst common stock).

OceanFirst agreed that, upon the written request of Warburg, at any time following the date of the investment closing, Warburg and OceanFirst will cooperate in good faith and use their respective reasonable best efforts to permit Warburg and certain permitted transferees, as applicable (but not any other stockholder of OceanFirst), as promptly as practicable, to exchange all or a portion of such person’s shares of OceanFirst NVCE stock (including shares of OceanFirst NVCE stock into which the warrant issued to Warburg may be exercised) for shares of OceanFirst common stock. However, any such exchange, and OceanFirst’s obligations to effect such exchange, will be subject to receipt of any required permit, authorization, consent, order or approval from any governmental entity in connection with any such exchange. See the section entitled “Investment Agreement—Covenants and Agreement—Covenants Regarding OceanFirst NVCE Stock” beginning on page 161 for more information.

The investment is contingent upon the merger closing in accordance with the terms of the merger agreement and is subject to the satisfaction or waiver of certain other closing conditions. See the information provided in the section entitled “The Investment Agreement” beginning on page 154 and the investment agreement attached as Annex B for more information about the investment.

Q	When and where will each of the OceanFirst special meeting and the Flushing special meeting take place?

A

The OceanFirst special meeting will be held virtually via the internet on April 2, 2026 at 4:00 p.m., Eastern Time. The OceanFirst special meeting will be held in a virtual-only format conducted via live webcast. If you are a holder of record, you may attend the OceanFirst special meeting by visiting www.virtualshareholdermeeting.com/OCFC2026SM (the “OceanFirst special meeting website”) and entering the 16-digit control number that is printed on your proxy card. You may log in beginning at 3:45 p.m. Eastern Time on April 2, 2026. The OceanFirst special meeting will begin promptly at 4:00 p.m. Eastern Time.

If you are an OceanFirst stockholder of record as of the OceanFirst record date (as defined below), vote by completing, signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope. You may also vote by telephone or through the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

The Flushing special meeting will be held on April 2, 2026 at 10:00 a.m., Eastern Time. The Flushing special meeting will be held in a virtual-only format conducted via live webcast. If you are a holder of record, you may attend the Flushing special meeting by visiting http://www.virtualshareholdermeeting.com/FFIC2026SM (the “Flushing special meeting website”) and entering the 16-digit control number that is printed on your proxy card. You may log in beginning at 9:45 a.m. Eastern Time on April 2, 2026. The Flushing special meeting will begin promptly at 10:00 a.m. Eastern Time. If you are a Flushing stockholder of record as of the Flushing record date (as defined below), vote by completing, signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope. You may also vote by telephone or through the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

Even if you plan to attend your respective company’s special meeting, OceanFirst and Flushing recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend or become unable to attend the applicable special meeting. See the section entitled “—Q: How can I vote my shares without attending my respective special meeting?” beginning on page 11.

Q	What matters will be considered at each of the OceanFirst special meeting and the Flushing special meeting?

A	At the OceanFirst special meeting, OceanFirst stockholders will be asked to consider and vote on the following proposals:

•	OceanFirst Proposal 1: The OceanFirst issuance proposal;

•	OceanFirst Proposal 2: The OceanFirst exemption amendment proposal; and

•	OceanFirst Proposal 3: The OceanFirst adjournment proposal.

At the Flushing special meeting, Flushing stockholders will be asked to consider and vote on the following proposals:

•	Flushing Proposal 1: The Flushing merger proposal;

•	Flushing Proposal 2: The Flushing compensation proposal; and

•	Flushing Proposal 3: The Flushing adjournment proposal.

In order to complete the mergers and the investment, among other things, OceanFirst stockholders must approve the OceanFirst issuance proposal, and Flushing stockholders must approve the Flushing merger proposal. None of the approvals of OceanFirst exemption amendment proposal, OceanFirst adjournment proposal, Flushing compensation proposal or Flushing adjournment proposal is an express condition to the obligations of OceanFirst or Flushing to complete the mergers or of OceanFirst or Warburg to complete the investment.

Q	What will Flushing stockholders receive in the mergers?

A

Upon consummation of the first merger, holders of Flushing common stock issued and outstanding immediately prior to the effective time, except for shares of Flushing common stock owned by Flushing as treasury stock or owned by Flushing, OceanFirst or Merger Sub (subject to certain exceptions) will be entitled to receive 0.85 of a share of OceanFirst common stock. OceanFirst will not issue any fractional shares of OceanFirst common stock in the first merger. Flushing stockholders who would otherwise be entitled to a fractional share of OceanFirst common stock in the first merger will instead become entitled to receive an amount in cash (rounded to the nearest cent) determined by multiplying (a) the volume weighted average trading price of OceanFirst common stock on the Nasdaq as reported by The Wall Street Journal (or, if such information is no longer reported therein, as reported by a comparable internationally recognized source mutually determined by OceanFirst and Flushing) for the fifteen (15) consecutive full trading days ending on the last trading day preceding the merger closing date by (b) the fraction of a share (after taking into account all shares of Flushing common stock held by such holder immediately prior to the effective time and rounded to the nearest thousandth when expressed in decimal form) of OceanFirst common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement.

Q	What will OceanFirst stockholders receive in the mergers?

A

In the mergers, OceanFirst stockholders will not receive any consideration for their shares of OceanFirst common stock, and their shares of OceanFirst common stock will remain outstanding and will constitute shares of the combined company following the mergers. Immediately following the mergers, shares of OceanFirst common stock will continue to be traded on the Nasdaq.

Q	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the mergers are completed?

A

Yes. Although the number of shares of OceanFirst common stock that Flushing stockholders will be entitled to receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the effective time based upon the market value for OceanFirst common stock. Any fluctuation in the market price of OceanFirst common stock after the date of this joint proxy statement/prospectus will change the value of the shares of OceanFirst common stock that Flushing stockholders will receive.

Q	How will the mergers affect Flushing equity awards?

A	Flushing equity awards will be affected as follows:

At the effective time, each outstanding restricted stock unit award of Flushing (a “Flushing RSU award”) granted under Flushing’s equity plans on or prior to December 29, 2025 will become fully vested and will be canceled and converted into the right to receive (a) a number of shares of OceanFirst common stock equal to the product of (i) the number of shares of Flushing common stock subject to such Flushing RSU award immediately prior to the effective time (assuming achievement of the target level of performance for any Flushing RSU award that is subject to performance-based vesting conditions for which the applicable performance period has not ended as of the effective time and the actual level of performance achieved for any Flushing RSU award that is subject to performance-based vesting conditions for which the applicable performance period has ended prior to the effective time), multiplied by (ii) the exchange ratio, and (b) an amount in cash equal to the accrued dividend equivalent payments (if any) with respect to such Flushing RSU award.

At the effective time, each outstanding Flushing RSU award granted under Flushing’s equity plans after December 29, 2025 will be assumed and converted into a service-based restricted stock unit award of OceanFirst (an “OceanFirst RSU award”), subject to the same terms and conditions applicable to such assumed Flushing RSU award immediately prior to the effective time, including with respect to service-based vesting conditions, “double trigger” change in control accelerated vesting, and dividend equivalents, but not any performance conditions or performance-based vesting. The number of shares of OceanFirst common stock subject to each OceanFirst RSU award will equal the product of (a) the number of shares of Flushing common stock subject to such assumed Flushing RSU award immediately prior to the effective time (assuming, in the case of any assumed Flushing RSU award that is subject to performance-based vesting, that performance was achieved at the target level of performance), multiplied by (b) the exchange ratio.

Q	How does the OceanFirst board of directors recommend that I vote at the OceanFirst special meeting?

A

The OceanFirst board of directors unanimously recommends that you vote “FOR” the OceanFirst issuance proposal, “FOR” the OceanFirst exemption amendment proposal and “FOR” the OceanFirst adjournment proposal.

Q	How does the Flushing board of directors recommend that I vote at the Flushing special meeting?

A	The Flushing board of directors unanimously recommends that you vote “FOR” the Flushing merger proposal, “FOR” the Flushing compensation proposal and “FOR” the Flushing adjournment proposal.

In considering the recommendations of the Flushing board of directors, Flushing stockholders should be aware that Flushing directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of Flushing stockholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Transactions—Interests of Certain Flushing Directors and Executive Officers in the Mergers” beginning on page 116.

Q	Who is entitled to vote at the OceanFirst special meeting?

A

The record date for the OceanFirst special meeting is February 20, 2026, which we refer to as the “OceanFirst record date.” All OceanFirst stockholders of record who held shares of OceanFirst common stock at the close of business on the OceanFirst record date are entitled to receive notice of, and to vote at, the OceanFirst special meeting.

Each OceanFirst stockholder of record as of the OceanFirst record date is entitled to cast one (1) vote on each matter properly brought before the OceanFirst special meeting for each share of OceanFirst common stock that such holder owned of record as of the OceanFirst record date; provided, however, that under Section C of Article FOURTH of the OceanFirst charter, no OceanFirst stockholder who beneficially owns, directly or indirectly, more than ten percent (10%) of the shares of OceanFirst common stock outstanding as of the OceanFirst record date may vote shares held in excess of such amount. As of the close of business on the OceanFirst record date, there were 57,402,016 outstanding shares of OceanFirst common stock held by 2,463 holders of record. A person or entity is deemed to beneficially own shares that are owned by an affiliate, as well as persons acting in concert with such person or entity.

Attendance at the OceanFirst special meeting is not required to vote. See below and the section entitled “The OceanFirst Special Meeting—Proxies” beginning on page 53 for instructions on how to vote your shares of OceanFirst common stock without attending the OceanFirst special meeting.

Q	Who is entitled to vote at the Flushing special meeting?

A

The record date for the Flushing special meeting is February 20, 2026, which we refer to as the “Flushing record date.” All Flushing stockholders of record who held shares of Flushing common stock at the close of business on the Flushing record date are entitled to receive notice of, and to vote at, the Flushing special meeting.

Each Flushing stockholder of record as of the Flushing record date is entitled to cast one vote on each matter properly brought before the Flushing special meeting for each share of Flushing common stock that such holder owned of record as of the Flushing record date; provided, however, that under Section A of Article SEVENTH of the Flushing charter, no Flushing stockholder who beneficially owns more than ten percent (10%) of the shares of Flushing common stock outstanding as of that date may vote shares unless first approved by the affirmative vote of the holders of at least eighty percent (80%) of the combined voting power of the then outstanding shares of voting stock, voting together as a single class and by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66.67%) of the combined voting power of the voting stock not beneficially owned by such a stockholder. As of the close of business on the Flushing record date, there were 33,883,626 outstanding shares of Flushing common stock held by 753 holders of record.

See below and the section entitled “The Flushing Special Meeting—Proxies” beginning on page 63 for instructions on how to vote your shares of Flushing common stock without attending the Flushing special meeting.

Q	What constitutes a quorum for the OceanFirst special meeting?

A

The presence at the OceanFirst special meeting, virtually or by proxy, of holders of a majority of all of the shares entitled to vote at the meeting will constitute a quorum for the transaction of business at the OceanFirst special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. As it is expected that all proposals to be voted on at the OceanFirst special meeting will be “non-routine” matters, as discussed in the section entitled “The OceanFirst Special Meeting—Broker Non-Votes,” OceanFirst does not expect any broker non-votes to occur at the OceanFirst special meeting.

Q	What constitutes a quorum for the Flushing special meeting?

A

The presence at the Flushing special meeting, virtually or by proxy, of holders of a majority of the shares of Flushing common stock entitled to vote on a matter at the Flushing special meeting will constitute a quorum for the transaction of business at the Flushing special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. As it is expected that all proposals to be voted on at the Flushing special meeting will be “non-routine” matters, as discussed in the section entitled, “The Flushing Special Meeting—Broker Non-Votes,” Flushing does not expect any broker non-votes to occur at the Flushing special meeting.

Q	What vote is required for the approval of each proposal at the OceanFirst special meeting?

A

OceanFirst Proposal 1: OceanFirst issuance proposal. Approval of the OceanFirst issuance proposal requires the affirmative vote of a majority of votes cast by holders of shares of OceanFirst common stock at the OceanFirst special meeting. Approval of the OceanFirst issuance proposal is an express condition to the completion of the first merger and the investment.

OceanFirst Proposal 2: OceanFirst exemption amendment proposal. Approval of the OceanFirst exemption amendment proposal requires the affirmative vote of holders of at least eighty percent (80%) of the voting power of the outstanding shares of OceanFirst common stock, subject to the ten percent (10%) voting restriction. Approval of the OceanFirst exemption amendment proposal is not an express condition to the completion of the first merger or the investment.

OceanFirst Proposal 3: OceanFirst adjournment proposal. Whether or not a quorum will be present at the meeting, approval of the OceanFirst adjournment proposal requires the affirmative vote of a majority of votes cast by holders of shares of OceanFirst common stock at the OceanFirst special meeting. Approval of the OceanFirst adjournment proposal is not an express condition to the completion of the first merger or the investment.

Q	What vote is required for the approval of each proposal at the Flushing special meeting?

A

Flushing Proposal 1: Flushing merger proposal. Approval of the Flushing merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Flushing common stock entitled to vote on the merger agreement. Approval of the Flushing merger proposal is an express condition to the completion of the first merger and the investment.

Flushing Proposal 2: Flushing compensation proposal. Approval of the Flushing compensation proposal requires the affirmative vote of a majority of votes cast at the Flushing special meeting by the holders of shares of Flushing common stock entitled to vote thereon. Approval of the Flushing compensation proposal is not an express condition to the completion of the first merger or the investment.

Flushing Proposal 3: Flushing adjournment proposal. Approval of Flushing adjournment proposal requires the affirmative vote of a majority of votes cast at the Flushing special meeting by the holders of shares of Flushing common stock entitled to vote thereon. Approval of the Flushing adjournment proposal is not an express condition to the completion of the first merger or the investment.

Q	Are there any voting agreements with existing stockholders?

A

Each member of the Flushing board of directors and certain officers of Flushing have entered into a voting agreement with OceanFirst (collectively, the “Flushing voting agreements”) pursuant to which, on the terms and subject to the conditions and exceptions set forth therein, each of the directors and officers party thereto has agreed to vote all Flushing common stock that such director or officer owns and has the power to vote in favor of the adoption and approval of the merger agreement (unless the Flushing board of directors makes a recommendation change permitted by the merger agreement). Each member of the Flushing board of directors and each officer of Flushing party to the Flushing voting agreements also agreed to vote against any acquisition proposal or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any agreement or amendment to Flushing’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, delay, postpone, discourage, frustrate or materially and adversely affect the consummation of the transactions contemplated by the merger agreement and against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of Flushing contained in the merger agreement or of the stockholder contained in the applicable Flushing voting agreement (in each case, unless the Flushing board of directors makes a recommendation change permitted by the merger agreement). As of the close of business on the Flushing record date, such persons beneficially owned and were entitled to vote, in the aggregate, 1,908,485 shares of Flushing common stock, allowing them to exercise approximately 5.63% of the voting power of Flushing common stock (which does not include shares issuable upon the exercise, vesting or settlement of Flushing equity-based awards that were not outstanding as of the close of business on the Flushing record date).

Each member of the OceanFirst board of directors and certain officers of OceanFirst have entered into a voting agreement with Flushing (collectively, the “OceanFirst voting agreements”) pursuant to which, on the terms and subject to the conditions and exceptions set forth therein, each of the directors and officers party thereto has agreed to vote all OceanFirst common stock that such director or officer owns and has the power to vote in favor of the OceanFirst issuance (unless the OceanFirst board of directors makes a recommendation change permitted by the merger agreement). Each member of the OceanFirst board of directors and officers of OceanFirst party to the OceanFirst voting agreements also agreed to vote against any acquisition proposal or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any agreement or amendment to OceanFirst’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, delay, postpone, discourage, frustrate or materially and adversely affect the consummation of the transactions contemplated by the merger agreement and against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of OceanFirst contained in the merger agreement or of the stockholder contained in the applicable OceanFirst voting agreement (in each case, unless the OceanFirst board of directors makes a recommendation change permitted by the merger agreement). As of the close of business on the OceanFirst record date, such persons beneficially owned and were entitled to vote, in the aggregate, 1,939,597 shares of OceanFirst common stock, allowing them to exercise approximately 3.4% of the voting power of OceanFirst common stock (which does not include shares issuable upon the exercise, vesting or settlement of OceanFirst equity-based awards that were not outstanding as of the close of business on the OceanFirst record date).

Q	What happens if OceanFirst stockholders do not approve the OceanFirst exemption amendment proposal?

A

Under the investment agreement, if the OceanFirst exemption amendment proposal is not approved by OceanFirst stockholders at the OceanFirst special meeting, but the investment is nevertheless consummated, OceanFirst will be required to, at each of the first three (3) annual meetings of the OceanFirst stockholders following the investment (unless the OceanFirst exemption amendment proposal is duly approved at a prior meeting annual meeting of OceanFirst stockholders), use reasonable best efforts (including recommending the OceanFirst exemption amendment proposal to the OceanFirst stockholders) to (a) submit to the OceanFirst stockholders the OceanFirst exemption amendment proposal and (b) obtain the requisite approval of the OceanFirst stockholders of the OceanFirst exemption amendment proposal at any such meeting of the OceanFirst stockholders; provided that following the first (1st) anniversary of the investment closing, OceanFirst’s foregoing obligations described in this paragraph will be subject to receipt of a written request from Warburg no later than thirty (30) business days prior to the anniversary of the date on which OceanFirst first filed its proxy materials for the preceding annual OceanFirst stockholder meeting.

Q

Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, merger-related compensation arrangements for the Flushing named executive officers (i.e., the Flushing compensation proposal)?

A

Under SEC rules, Flushing is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to Flushing’s named executive officers that is based on or otherwise relates to the mergers, or “golden parachute” compensation.

Q	What happens if Flushing stockholders do not approve, by non-binding, advisory vote, the Flushing compensation proposal?

A

The vote on the proposal to approve the merger-related compensation arrangements for each of Flushing’s named executive officers is separate and apart from the votes to approve the other proposals being presented at the Flushing special meeting. Because the vote on the proposal to approve the merger-related executive compensation is advisory in nature only, it will not be binding upon Flushing, OceanFirst or the combined company. Accordingly, the merger-related compensation will be paid to Flushing’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and other contractual arrangements even if Flushing stockholders do not approve the proposal to approve the merger-related executive compensation.

Q	What if I hold shares in both OceanFirst and Flushing?

A

If you hold shares of both OceanFirst common stock and Flushing common stock, you will receive separate packages of proxy materials for each. A vote cast as an OceanFirst stockholder will not count as a vote cast as a Flushing stockholder, and a vote cast as an OceanFirst stockholder will not count as a vote cast as an OceanFirst stockholder. Therefore, please submit separate proxies for your shares of OceanFirst common stock and your shares of Flushing common stock.

Q	How can I attend, vote and ask questions at the OceanFirst special meeting or Flushing special meeting?

A

Record Holders. If, as of the applicable record date, you hold shares of OceanFirst common stock or Flushing common stock directly in your name as the holder of record, you are a “record holder” and your shares may be voted prior to or at the OceanFirst special meeting or the Flushing special meeting by you, as applicable.

Beneficial Owners. If you hold shares in the name of a bank, broker, trustee or other nominee (e.g., in a brokerage or other account in “street name”), then you are a “beneficial owner” of such shares. Please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee in order to vote such shares.

OceanFirst special meeting. If you are an OceanFirst stockholder of record on the OceanFirst record date, you will be able to attend the OceanFirst special meeting, ask questions and vote during the meeting. For shares registered in your name, you may submit questions and vote online at the OceanFirst special meeting at www.virtualshareholdermeeting.com/OCFC2026SM. Shares held beneficially in “street name” may be voted by you online at the OceanFirst special meeting, as applicable, only if you obtain a legal proxy from the broker or other agent that holds your shares, giving you the right to vote the shares. Have the legal proxy available when you access the virtual meeting web page. A technical assistance phone number will be made available on the virtual meeting registration page starting fifteen (15) minutes prior to the start time of the OceanFirst special meeting to assist with any difficulties you might have while accessing the virtual meeting during the check-in or meeting time.

Flushing special meeting. If you are a Flushing stockholder of record on the Flushing record date, you will be able to attend the Flushing special meeting, ask questions and vote during the meeting. For shares registered in your name, you may submit questions and vote online at the Flushing special meeting at http://www.virtualshareholdermeeting.com/FFIC2026SM. Shares held beneficially in “street name” may be voted by you online at the Flushing special meeting, as applicable, only if you obtain a legal proxy from the broker or other agent that holds your shares, giving you the right to vote the shares. Have the legal proxy available when you access the virtual meeting web page. A technical assistance phone number will be made available on the virtual meeting registration page starting fifteen (15) minutes prior to the start time of the Flushing special meeting to assist with any difficulties you might have while accessing the virtual meeting during the check-in or meeting time.

If you plan to attend the Flushing special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. Flushing reserves the right to refuse admittance to anyone without proper proof of share ownership.

Even if you plan to attend the OceanFirst special meeting or the Flushing special meeting, as applicable, OceanFirst and Flushing recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.

Additional information on attending the OceanFirst special meeting and the Flushing special meeting can be found under the section entitled “The OceanFirst Special Meeting—Attending the OceanFirst Special Meeting” on page 53 and under the section entitled “The Flushing Special Meeting—Attending the Flushing Special Meeting” on page 62.

Q	How can I vote my shares without attending my respective special meeting?

A

If, as of the applicable record date, you hold shares of OceanFirst common stock or Flushing common stock directly in your name as the holder of record, then you can vote by completing, signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope. You may also vote by telephone or through the internet as described in the instructions included with the accompanying proxy card. If you hold shares in the name of a bank, broker, trustee or other nominee (e.g., in a brokerage or other account in “street name”), please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee in order to vote such shares.

If you intend to submit your proxy by telephone or via the internet, you must do so by 11:59 p.m., Eastern Time, on the day before your respective company’s special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to your respective company’s special meeting.

Additional information on voting procedures can be found under the section entitled “The OceanFirst Special Meeting—Attending the OceanFirst Special Meeting” on page 53 and under the section entitled “The Flushing Special Meeting—Attending the Flushing Special Meeting” on page 62.

Q	Is there a limit on voting shares of OceanFirst common stock or Flushing common stock?

A

Only OceanFirst stockholders of record on the OceanFirst record date are entitled to notice of and to vote at the OceanFirst special meeting, and only Flushing stockholders of record on the Flushing record date are entitled to notice of and to vote at the Flushing special meeting.

Each such OceanFirst stockholder is entitled to one (1) vote for each share of OceanFirst common stock held as of the OceanFirst record date; provided, however, that under Section C of Article FOURTH of the OceanFirst charter, no OceanFirst stockholder who beneficially owns, directly or indirectly, more than ten percent (10%) of the shares of OceanFirst common stock outstanding as of that date may vote shares held in excess of such amount. At the close of business on the OceanFirst record date, there were 57,402,016 outstanding shares of OceanFirst common stock. A person or entity is deemed to beneficially own shares that are owned by an affiliate, as well as persons acting in concert with such person or entity.

Each such Flushing stockholder is entitled to one (1) vote for each share of Flushing common stock held as of the Flushing record date; provided, however, that under Section A of Article SEVENTH of the Flushing charter, no Flushing stockholder who beneficially owns more than ten percent (10%) of the shares of Flushing common stock outstanding as of that date may vote shares unless first approved by the affirmative vote of the holders of at least eighty percent (80%) of the combined voting power of the then outstanding shares of voting stock, voting together as a single class and by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66.67%) of the combined voting power of the voting stock not beneficially owned by such a stockholder. At the close of business on the Flushing record date, there were 33,883,626 outstanding shares of Flushing common stock.

Q	What do I need to do now?

A

After carefully reading and considering the information contained in this document, the documents that are attached as annexes to this document and the documents that are incorporated by reference into this document, please vote as soon as possible. If you hold shares of OceanFirst common stock or Flushing common stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the internet, as soon as possible so that your shares may be represented at your meeting. Please note that if you are a beneficial owner with shares held in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Q

If I am a beneficial owner with my shares held in “street name” by a bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me at the OceanFirst special meeting or Flushing special meeting?

A

No. Your bank, broker, trustee or other nominee cannot vote your shares without instructions from you. You should instruct your bank, broker, trustee or other nominee on how to vote your shares in accordance with the voting instruction form provided to you by your bank, broker, trustee or other nominee.

Q	What is a “broker non-vote”?

A

Banks, brokers, trustees and other nominees who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, trustees and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner.

A broker non-vote occurs when (a) a bank, broker, trustee or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (b) the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Under applicable stock exchange rules, banks, brokers, trustees and other nominees holding shares in “street name” do not have discretionary voting authority with respect to any of the proposals described in this joint proxy statement/prospectus to be voted at the OceanFirst special meeting or the Flushing special meeting. It is expected that all proposals to be voted on at each of the OceanFirst special meeting and the Flushing special meeting will be “non-routine” matters, and, as such, if a beneficial owner of shares of OceanFirst common stock or Flushing common stock held in “street name” does not give voting instructions to the bank, broker, trustee or other nominee, then those shares will not be counted as present in person or by proxy at the OceanFirst special meeting or Flushing special meeting.

Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. Since it is expected that all proposals to be voted on at each of the OceanFirst special meeting and the Flushing special meeting will be “non-routine” matters, as discussed in the sections entitled, “The OceanFirst Special Meeting—Broker Non-Votes” and “The Flushing Special Meeting—Broker Non-Votes,” no broker non-votes are expected to occur at the OceanFirst special meeting or the Flushing special meeting.

Assuming a quorum is present, if you hold shares of OceanFirst common stock in “street name” and fail to issue voting instructions to your bank, broker, trustee or other nominee, it will not have any effect on the OceanFirst issuance proposal, or the OceanFirst adjournment proposal, but will have the effect of a vote “AGAINST” the OceanFirst exemption amendment proposal.

If you are a beneficial owner of Flushing common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of Flushing common stock, your bank, broker, trustee or other nominee will not have authority to vote your shares of Flushing common stock on the Flushing merger proposal, the Flushing compensation proposal or the Flushing adjournment proposal, and therefore such shares of Flushing common stock will not be counted for purposes of establishing a quorum. In the case of the Flushing merger proposal, this will have the same effect as a vote “AGAINST” the Flushing merger proposal. In the case of the Flushing compensation proposal and the Flushing adjournment proposal, this will have no effect on the outcome of such proposals.

Q	If I am a participant in OceanFirst’s ESOP or OceanFirst’s 401(k) plan, how will shares owned through such plans be voted?

A

If you participate in the OceanFirst Bank Employee Stock Ownership Plan (the “OceanFirst ESOP”), or the OceanFirst Bank Retirement Plan (the “OceanFirst 401(k) plan”), you will receive a voting instruction form for each plan that reflects all shares that may vote under the particular plan. Under the terms of the OceanFirst ESOP, the OceanFirst ESOP trustee votes all shares held by the OceanFirst ESOP, but each OceanFirst ESOP participant may direct the trustee how to vote the shares of OceanFirst common stock allocated to his or her account. The OceanFirst ESOP trustee, subject to the exercise of its fiduciary responsibilities, will vote all unallocated shares of OceanFirst common stock held by the OceanFirst ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions.

Under the terms of the OceanFirst 401(k) plan, a participant is entitled to provide instructions for all shares credited to his or her OceanFirst 401(k) plan account. The trustee will vote all shares for which no directions are given or for which timely instructions were not received in the same proportion as shares for which voting instructions were timely received.

The deadline for returning voting instructions to each plan’s trustee is March 30, 2026.

Q	If I am a participant in Flushing Bank’s 401(k) plan, how will shares owned through such plan be voted?

A

If you participate in the Flushing Bank 401(k) Savings Plan (the “Flushing 401(k) plan”), you will receive a voting instruction form for the Flushing 401(k) plan that reflects all shares that may vote under the plan. Under the terms of the Flushing 401(k) plan, a participant is entitled to provide instructions for all shares credited to his or her Flushing 401(k) plan account. The trustee will vote all shares for which no directions are given or for which timely instructions were not received in the same proportion as shares for which voting instructions were timely received.

The deadline for returning voting instructions to plan’s trustee is March 26, 2026.

Q	What if I abstain or fail to vote?

A

For purposes of the OceanFirst special meeting, an abstention occurs when an OceanFirst/Flushing stockholder attends the OceanFirst/Flushing special meeting and does not vote or returns a proxy with an “abstain” instruction. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

•

OceanFirst issuance proposal: An abstention by an OceanFirst stockholder who is present (in person or by proxy) at the OceanFirst special meeting (or an OceanFirst stockholder who is not present at the

OceanFirst special meeting and does not respond by proxy) will have no effect on the OceanFirst issuance proposal.

•

OceanFirst exemption amendment proposal: An abstention by an OceanFirst stockholder who is present (in person or by proxy) at the OceanFirst special meeting (or an OceanFirst stockholder who is not present at the OceanFirst special meeting and does not respond by proxy) will have the same effect as a vote “AGAINST” the OceanFirst exemption amendment proposal.

•

OceanFirst adjournment proposal: An abstention by an OceanFirst stockholder who is present (in person or by proxy) at the OceanFirst special meeting (or an OceanFirst stockholder who is not present at the OceanFirst special meeting and does not respond by proxy) will have no effect on the OceanFirst adjournment proposal.

•

Flushing merger proposal: An abstention by a Flushing stockholder who is present (in person or by proxy) at the Flushing special meeting (or a Flushing stockholder who is not present at the Flushing special meeting and does not respond by proxy) will have the same effect as a vote “AGAINST” the Flushing merger proposal.

•

Flushing compensation proposal: An abstention by a Flushing stockholder who is present (in person or by proxy) at the Flushing special meeting (or a Flushing stockholder who is not present at the Flushing special meeting and does not respond by proxy) will have no effect on the Flushing compensation proposal.

•

Flushing adjournment proposal: An abstention by a Flushing stockholder who is present (in person or by proxy) at the Flushing special meeting (or a Flushing stockholder who is not present at the Flushing special meeting and does not respond by proxy) will have no effect on the Flushing adjournment proposal.

Q	Why is my vote important?

A

If you do not vote, it will be more difficult for OceanFirst or Flushing to obtain the necessary quorum to hold its special meeting and to obtain the requisite stockholder approval that its respective board of directors is recommending and seeking. In addition, your failure to submit a proxy or vote at the applicable special meeting, or an abstention from voting, will have the same effect as a vote “AGAINST” the OceanFirst exemption amendment proposal and “AGAINST” the Flushing merger proposal.

Q	What will happen if I return my proxy card without indicating how to vote?

A

If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of OceanFirst common stock represented by your proxy will be voted as recommended by the OceanFirst board of directors with respect to such proposals, or the shares of Flushing common stock represented by your proxy will be voted as recommended by the Flushing board of directors with respect to such proposals, as the case may be.

Q	Can I revoke my proxy or change my vote after I have delivered my proxy or voting instruction card?

A	If you directly hold shares of OceanFirst common stock or Flushing common stock in your name as a record holder, you can change your vote by:

•	submitting a written notice that you would like to revoke your proxy to the corporate secretary of OceanFirst or Flushing, as applicable;

•	signing and returning a proxy card with a later date;

•	voting by telephone or the internet at a later time; or

•	attending the applicable special meeting and voting at such special meeting.

If you intend to submit your proxy by telephone or via the internet, you must do so by 11:59 p.m., Eastern Time, on the day before your respective company’s special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to your respective company’s special meeting.

If you are a beneficial owner and you have instructed a bank, broker, trustee or other nominee to vote your shares, you must follow the directions you receive from your bank, broker, trustee or other nominee in order to change or revoke your vote.

Q	Will OceanFirst be required to submit the OceanFirst issuance proposal to the OceanFirst stockholders even if the OceanFirst board of directors has withdrawn, modified or qualified its recommendation?

A

Yes. Unless the merger agreement is terminated before the OceanFirst special meeting, OceanFirst is required to submit the OceanFirst issuance proposal to its stockholders even if the OceanFirst board of directors has withdrawn, modified or qualified its recommendation in favor of approving such proposal.

Q	Will Flushing be required to submit the Flushing merger proposal to the Flushing stockholders even if the Flushing board of directors has withdrawn, modified or qualified its recommendation?

A

Yes. Unless the merger agreement is terminated before the Flushing special meeting, Flushing is required to submit the Flushing merger proposal to its stockholders even if the Flushing board of directors has withdrawn, modified or qualified its recommendation in favor of approving such proposal.

Q	Are OceanFirst stockholders entitled to dissenters’ rights?

A

No. OceanFirst stockholders are not entitled to dissenters’ rights under the Delaware General Corporation Law (the “DGCL”). For more information, see the section entitled “The Transactions—Appraisal or Dissenters’ Rights in Connection with the Mergers” beginning on page 128.

Q	Are Flushing stockholders entitled to dissenters’ rights?

A

No. Flushing stockholders are not entitled to dissenters’ rights under the DGCL. For more information, see the section entitled “The Transactions—Appraisal or Dissenters’ Rights in Connection with the Mergers” beginning on page 128.

Q

Are there any risks that I should consider in deciding whether to vote for the approval of the OceanFirst issuance proposal, the Flushing merger proposal or the other proposals to be considered at the OceanFirst special meeting and the Flushing special meeting, respectively?

A

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 40. You also should read and carefully consider the risk factors of OceanFirst and Flushing contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q	What are the material U.S. federal income tax considerations of the mergers with respect to Flushing stockholders?

A

The mergers, taken together, are intended to qualify as a “reorganization” for U.S. federal income tax purposes, and it is a condition to our respective obligations to complete the first merger that each of OceanFirst and Flushing receives a legal opinion to the effect that the mergers, taken together, will so qualify. Accordingly, Flushing stockholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of Flushing common stock for OceanFirst common stock in the first merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of OceanFirst common stock. Flushing stockholders should be aware that the tax consequences of the mergers may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the mergers.

For more detailed information, please refer to the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page 171.

Q	When are the mergers expected to be completed?

A

OceanFirst and Flushing expect the closing of the mergers to occur in the second quarter of 2026, subject to satisfaction of customary closing conditions, including receipt of requisite regulatory approvals and requisite approval by the stockholders of each company, and the prior or concurrent closing of the investment. Neither OceanFirst nor Flushing can predict the actual date on which the first merger will be completed, or if the mergers will be completed at all, because completion is subject to conditions and factors outside the control of both companies. OceanFirst and Flushing expect the mergers to be completed promptly once OceanFirst and Flushing have obtained their respective stockholders’ approvals, have obtained necessary regulatory approvals, and have satisfied other closing conditions.

Q	What are the conditions to complete the first merger?

A

The obligations of OceanFirst and Flushing to complete the first merger are subject to the satisfaction or waiver of the applicable closing conditions contained in the merger agreement, including, among others, (a) the receipt of requisite regulatory approvals, (b) no governmental entity having imposed, and no requisite regulatory approval containing, a materially burdensome regulatory condition (as defined below), (c) the receipt of the requisite OceanFirst stockholder approval, (d) the receipt of the requisite Flushing stockholder approval and (e) the consummation of the investment prior to or concurrently with the closing of the mergers. For more information, see the section entitled “The Merger Agreement—Conditions to Complete the First Merger” beginning on page 145.

Q	What happens if the first merger is not completed?

A

If the first merger is not completed, Flushing stockholders will not receive any consideration for their shares of Flushing common stock in connection with the first merger, and the mergers will not cause Flushing to cease being an independent public company or to have its stock delisted from the Nasdaq, and OceanFirst will not complete the issuance of shares of OceanFirst common stock, shares of OceanFirst NVCE stock, or the warrant pursuant to the merger agreement or the investment agreement, as applicable. In addition, if the merger agreement is terminated in certain circumstances, a termination fee equal to $21,431,924 will be payable by either OceanFirst or Flushing to the other party, as applicable. The merger agreement also provides that OceanFirst will be required to pay Flushing a termination fee equal to $46,339,296 under certain circumstances where the merger agreement is terminated due to the investment not being consummated. See the section entitled “The Merger Agreement—Termination Fee and Expense Reimbursement” beginning on page 149 for a more detailed discussion of the circumstances under which a termination fee may be required to be paid.

OceanFirst and Warburg have agreed that, in the event that (a) the merger agreement is terminated pursuant to its terms and OceanFirst actually receives all or any portion of the termination fee from Flushing under the merger agreement and (b) the investment agreement has not been terminated by OceanFirst due to Warburg’s breach of any of its covenants or agreements or representations or warranties set forth in the investment agreement, OceanFirst will pay Warburg an amount equal to twenty percent (20%) of the portion of the termination fee actually received by OceanFirst net of OceanFirst’s reasonable and documented out-of-pocket fees, costs and expenses incurred in connection with the investment agreement and the merger agreement, the transactions contemplated thereby or the recovery of any such termination fee. See the section entitled “The Investment Agreement—Commitment Compensation and Transaction Expenses” beginning on page 165 for a more detailed discussion of the circumstances under which OceanFirst is required to pay Warburg a percentage of the termination fee.

In addition, if the merger agreement is terminated, the investment agreement will automatically terminate and OceanFirst will not issue the shares of OceanFirst common stock, shares of OceanFirst NVCE stock or the warrant pursuant to the investment agreement. Also, the OceanFirst charter amendment will not become effective.

Q	What happens if I sell my shares after the applicable record date but before my company’s special meeting?

A

The record date for each of the OceanFirst special meeting and the Flushing special meeting is earlier than the date of the OceanFirst special meeting and the Flushing special meeting, respectively, and earlier than the date that the first merger is expected to be completed. If you sell or otherwise transfer your shares of OceanFirst common stock or Flushing common stock after the applicable record date but before the date of the applicable special meeting, you will retain your right to vote at such special meeting (provided that such shares remain outstanding on the date of such special meeting), but, with respect to the Flushing common stock, you will not have the right to receive the merger consideration to be received by Flushing stockholders in connection with the first merger. In order to receive the merger consideration, you must hold your shares of Flushing common stock through the completion of the first merger.

Q	If I am a Flushing stockholder, should I send in my certificates of shares of Flushing common stock?

A

No. If you are a Flushing stockholder, please do not send in your stock certificates with your proxy. After the mergers are completed, an exchange agent mutually agreed upon by OceanFirst and Flushing (the “exchange agent”) will send you instructions for exchanging Flushing stock certificates for the consideration to be received in the first merger. See the section entitled “The Merger Agreement—Exchange of Shares” beginning on page 131.

Q	What should I do if I receive more than one set of voting materials for the same special meeting?

A

If you are a beneficial owner and hold shares of OceanFirst common stock or Flushing common stock in “street name” and also are a record holder and hold shares directly in your name or otherwise or if you hold shares of OceanFirst common stock or Flushing common stock in more than one (1) brokerage account, you may receive more than one (1) set of voting materials relating to the same special meeting.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of OceanFirst common stock or Flushing common stock are voted.

Beneficial Owners. For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee in order to vote your shares.

Q	Who can help answer my questions?

A

OceanFirst Stockholders: If you have any questions about the mergers or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact OceanFirst’s proxy solicitor, Alliance Advisors, by emailing OCFC@allianceadvisors.com or by calling toll-free at 833-218-4459, or for banks, brokers, trustees and other nominees, collect at 833-218-4459.

Flushing Stockholders: If you have any questions about the mergers or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Flushing’s proxy solicitor, Sodali & Co., by emailing FFIC@investor.sodali.com or by calling toll-free at (800) 662-5200, or for banks, brokers, trustees and other nominees, collect at (203) 658-9400.

Q	Where can I find more information about OceanFirst and Flushing?

A	You can find more information about OceanFirst and Flushing from the various sources described under the section entitled “Where You Can Find More Information” beginning on page 201.

Q	What is householding and how does it affect me?

A

SEC rules permit OceanFirst, Flushing and intermediaries, such as brokers, to satisfy the delivery requirements for proxy materials by delivering a single set of proxy materials to an address shared by two (2) or more of OceanFirst stockholders or Flushing stockholders, unless contrary instructions have been received in advance according to certain procedures. In cases of such contrary instructions, each stockholder continues to receive a separate notice of the meeting and proxy card.

Certain brokerage firms may have instituted householding for beneficial owners of OceanFirst common stock and Flushing common stock, as applicable, held through such brokerage firms. If your family has multiple accounts holding OceanFirst common stock or Flushing common stock, as applicable, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

SUMMARY

This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus, including the documents attached as annexes to this joint proxy statement/prospectus and the other documents we refer you to, for a more complete understanding of the matters being considered at the OceanFirst special meeting and the Flushing special meeting. In addition, we incorporate by reference important business and financial information about Flushing and OceanFirst into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 201 of this joint proxy statement/prospectus.

Information about the Companies (page 68)

OceanFirst Financial Corp.

110 West Front Street

Red Bank, New Jersey 07701

(732) 240-4500

OceanFirst is incorporated under the laws of the state of Delaware and serves as the holding company for OceanFirst Bank. OceanFirst Bank, founded in 1902, is a $14.3 billion regional bank operating throughout New Jersey and the major metropolitan areas between Massachusetts and Virginia. OceanFirst Bank delivers commercial and residential financing, treasury management, trust and asset management, and deposit services, and is one of the largest and oldest community-based financial institutions headquartered in New Jersey. As of September 30, 2025, OceanFirst, together with its subsidiaries, had total assets of $14.3 billion, loans and leases, net of deferred fees, of $10.5 billion, total deposits of $10.4 billion and total stockholders’ equity of $1.65 billion.

OceanFirst	common stock is listed on the Nasdaq under the symbol “OCFC”.

OceanFirst’s principal executive office is located at 110 West Front Street, Red Bank, New Jersey 07701 and its telephone number at that location is (732) 240-4500. OceanFirst’s website is www.oceanfirst.com. Additional information about OceanFirst and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 201.

Apollo Merger Sub Corp.

110 West Front Street

Red Bank, New Jersey 07701

(732) 240-4500

Merger Sub is a Delaware corporation and a wholly-owned subsidiary of OceanFirst. Merger Sub was incorporated for the sole purpose of effecting the first merger. Merger Sub will not conduct any activities other than those incidental to its formation, the execution of the merger agreement and the transactions contemplated by the merger agreement. Following the first merger, the separate corporate existence of Merger Sub will cease.

Flushing Financial Corporation

220 RXR Plaza

Uniondale, New York 11556-3825

(718) 961-5400

Flushing is a Delaware corporation and a registered bank holding company headquartered in Uniondale, New York, with one wholly-owned banking subsidiary, Flushing Bank, which owns three subsidiaries: Flushing Preferred Funding Corporation, Flushing Services Corporation, and FSB Properties Inc. Flushing Bank also operates an internet branch, which operates under the brands of iGObanking.com® and BankPurely®. Flushing Bank is a full-service New York state-chartered commercial bank whose principal business is attracting retail deposits from the general public and investing those deposits, together with funds generated from ongoing operations and borrowings, primarily in (a) originations and purchases of multi-family residential properties, commercial business loans, commercial real estate mortgage loans and, to a lesser extent, one-to-four family (focusing on mixed-use properties, which are properties that contain both residential dwelling units and commercial units); (b) construction loans; (c) Small Business Administration loans; (d) mortgage loan surrogates such as mortgage-backed securities; and (e) U.S. government securities, corporate fixed-income securities and other marketable securities. As of September 30, 2025, Flushing, together with its subsidiaries, had total assets of $8.872 billion, deposits of $7.415 billion, and stockholders’ equity of $0.711 billion.

Flushing’s principal source of income is dividends from Flushing Bank, issuances of subordinated debt and junior subordinated debt, and issuances of equity securities. Flushing Bank is a full-service New York state-chartered commercial bank and, as such, is regulated by the Federal Deposit Insurance Corporation (the “FDIC”) as its primary federal regulator and the New York State Department of Financial Services (“NYDFS”), as its chartering agency. In addition, Flushing Bank is regulated by the Consumer Financial Protection Bureau with respect to compliance with certain consumer financial laws.

Flushing common stock is traded on Nasdaq under the symbol “FFIC.” Additional information about Flushing and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. For additional information about Flushing and its subsidiaries, please visit Flushing’s website at www.flushingbank.com. The information provided on Flushing’s website (other than the documents incorporated by reference herein) is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. See the section entitled “Where You Can Find More Information” on page 201.

The Mergers and the Merger Agreement (pages 71 and 129)

The terms and conditions of the mergers are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the mergers.

The merger agreement provides that, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Flushing, with Flushing as the surviving entity in the first merger (the “interim surviving company”). Immediately following the effective time, Flushing will merge with and into OceanFirst, with OceanFirst as the surviving corporation in the second merger. On the day immediately following the second effective time, Flushing Bank will merge with and into OceanFirst Bank, with OceanFirst Bank continuing as the surviving bank in the bank merger. After the effective time, (a) Flushing will no longer be a public company, (b) Flushing common stock will be delisted from the Nasdaq and will cease to be publicly traded, and (c) Flushing common stock will be deregistered under the Exchange Act. Immediately after the second effective time, OceanFirst stockholders will continue to own their existing shares of OceanFirst common stock and Flushing will cease to exist.

Merger Consideration (page 129)

In the first merger, Flushing stockholders will be entitled to receive 0.85 of a share of OceanFirst common stock for each share of Flushing common stock they own, subject to certain exceptions. Flushing stockholders who would otherwise be entitled to a fraction of a share of OceanFirst common stock will be entitled to receive an amount in cash (rounded to the nearest cent) determined by multiplying (a) the volume weighted average trading price of OceanFirst common stock on the Nasdaq as reported by The Wall Street Journal (or, if such information is no longer reported therein, as reported by a comparable internationally recognized source mutually determined by OceanFirst and Flushing) for the fifteen (15) consecutive full trading days ending on the last trading day preceding the merger closing date by (b) the fraction of a share (after taking into account all shares of Flushing common stock held by such holder immediately prior to the effective time and rounded to the nearest thousandth when expressed in decimal form) of OceanFirst common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement.

OceanFirst common stock is listed on the Nasdaq under the symbol “OCFC,” and Flushing common stock is listed on the Nasdaq under the symbol “FFIC.” The following table shows the closing prices of OceanFirst common stock and Flushing common stock as reported on the Nasdaq, as applicable, on December 26, 2025, the last trading day before the public announcement of the merger agreement, and on February 20, 2026, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of Flushing common stock, which was calculated by multiplying the closing price of OceanFirst common stock on those dates by the exchange ratio of 0.85 rounded to the nearest cent.

	OceanFirst Common Stock	Flushing Common Stock	Implied Value of One Share of Flushing Common Stock
December 26, 2025	$19.76	$17.03	$16.80
February 20, 2026	$19.34	$16.68	$16.44

For more information on the exchange ratio, see the section entitled “The Transactions—Terms of the Mergers and the Investment” beginning on page 71 and the section entitled “The Merger Agreement—Merger Consideration” beginning on page 129.

Treatment of Flushing Equity Awards (page 130)

At the effective time, each outstanding Flushing RSU award granted under Flushing’s equity plans on or prior to December 29, 2025 will become fully vested and will be canceled, and converted into the right to receive (a) a number of shares of OceanFirst common stock equal to the product of (i) the number of shares of Flushing common stock subject to such Flushing RSU award immediately prior to the effective time (assuming achievement of the target level of performance for any Flushing RSU award that is subject to performance-based vesting conditions for which the applicable performance period has not ended as of the effective time and the actual level of performance achieved for any Flushing RSU award that is subject to performance-based vesting conditions for which the applicable performance period has ended prior to the effective time), multiplied by (ii) the exchange ratio, and (b) an amount in cash equal to the accrued dividend equivalent payments (if any) with respect to such Flushing RSU award.

At the effective time, each outstanding Flushing RSU award granted under Flushing’s equity plans after December 29, 2025 will be assumed and converted into a service-based OceanFirst RSU award, subject to the same terms and conditions applicable to such assumed Flushing RSU award immediately prior to the effective time, including with respect to service-based vesting conditions, “double trigger” change in control accelerated vesting, and dividend equivalents, but not any performance conditions or performance-based vesting. The number of shares of OceanFirst common stock subject to each OceanFirst RSU award will equal the product of (a) the number of shares of Flushing common stock subject to such assumed restricted stock unit award immediately prior to the effective time (assuming, in the case of any assumed Flushing RSU award that is subject to performance-based vesting, that performance was achieved at the target level of performance), multiplied by (b) the exchange ratio.

Material U.S. Federal Income Tax Considerations of the Mergers (page 171)

The mergers, taken together, are intended to qualify as a “reorganization” for U.S. federal income tax purposes, and it is a condition to OceanFirst’s or Flushing’s respective obligations to complete the first merger that each of OceanFirst and Flushing receives a legal opinion to the effect that the mergers, taken together, will so qualify. Accordingly, Flushing stockholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of Flushing common stock for OceanFirst common stock in the first merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of OceanFirst common stock. Flushing stockholders should be aware that the tax consequences of the mergers may depend upon their own situation. In addition, they may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. Flushing stockholders should therefore consult with their own tax advisor for a full understanding of the tax consequences to them of the mergers.

For more detailed information, please refer to the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page 171.

The U.S. federal income tax considerations described above may not apply to all Flushing stockholders. Your tax consequences will depend on your individual situation. Accordingly, you should consult your tax advisor for a full understanding of the particular tax consequences of the mergers to you.

Recommendation of the OceanFirst Board of Directors (page 82)

After careful consideration, the OceanFirst board of directors, at a special meeting held on December 29, 2025, unanimously (a) determined that the merger agreement and the investment agreement, and the transactions contemplated thereby, are advisable, fair to and in the best interests of OceanFirst and its stockholders and (b) approved the execution, delivery and performance of the merger agreement and the investment agreement, and the consummation of the transactions contemplated thereby (and the bank merger was also approved by the board of directors of OceanFirst Bank at a joint meeting with the OceanFirst board of directors). Accordingly, the OceanFirst board of directors unanimously recommends that OceanFirst stockholders vote “FOR” the OceanFirst issuance proposal, “FOR” the OceanFirst exemption amendment proposal and “FOR” the OceanFirst adjournment proposal. For a more detailed discussion of the OceanFirst board of directors’ recommendation, see the section entitled “The Transactions—OceanFirst’s Reasons for the Mergers; Recommendation of the OceanFirst Board of Directors” beginning on page 82.

Opinion of OceanFirst’s Financial Advisor (page 89)

In connection with the mergers, OceanFirst’s financial advisor, KBW, delivered a written opinion, dated December 28, 2025, to the OceanFirst board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to OceanFirst of the exchange ratio in the first merger. The full text of the written opinion of KBW, dated December 28, 2025, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex G to this joint proxy statement/prospectus. The opinion was for the information of, and was directed to, the OceanFirst board of directors (in its capacity as such) in connection with its consideration of the financial terms of the mergers. The opinion did not address the underlying business decision of OceanFirst to engage in the mergers or enter into the merger agreement or constitute a recommendation to the OceanFirst board of directors in connection with the mergers, and it does not constitute a recommendation to any OceanFirst stockholder or any stockholder of any other entity as to how to vote in connection with the mergers or any other matter.

Recommendation of the Flushing Board of Directors (page 85)

After careful consideration, the Flushing board of directors, at a meeting held on December 29, 2025, unanimously determined that the first merger was fair to, advisable and in the best interests of Flushing and its stockholders and unanimously approved the merger agreement and the transactions contemplated thereby, including the mergers and the bank merger and entry into the merger agreement by Flushing. Accordingly, the Flushing board of directors unanimously recommends that the Flushing stockholders vote “FOR” the Flushing merger proposal, “FOR” the Flushing compensation proposal and “FOR” the Flushing adjournment proposal. For a more detailed discussion of the Flushing board of directors’ recommendation, see the section entitled “The Transactions—Flushing’s Reasons for the Merger; Recommendation of the Flushing Board of Directors” beginning on page 85.

Opinion of Flushing’s Financial Advisor (page 101)

PSC acted as financial advisor to the Flushing board of directors in connection with the mergers and participated in certain of the negotiations leading to the execution of the merger agreement. At the December 29, 2025 meeting at which the Flushing board of directors considered the mergers and the merger agreement, PSC delivered to the Flushing board of directors its oral opinion, which was subsequently confirmed in writing on December 29, 2025, to the effect that, as of such date, the merger consideration was fair to the holders of Flushing common stock from a financial point of view. The full text of PSC’s opinion is attached as Annex H to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by PSC in rendering its opinion. The description of the opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Flushing stockholders are urged to read the entire opinion carefully in connection with their consideration of the Flushing merger proposal.

Interests of Certain Flushing Directors and Executive Officers in the Mergers (page 116)

In considering the recommendation of the Flushing board of directors with respect to the Flushing merger proposal, Flushing stockholders should be aware that, aside from their interests as Flushing stockholders, Flushing’s directors and executive officers have interests in the mergers that may be different from, or in addition to, those of Flushing stockholders generally. These interests include, among others, the following:

•

At the effective time, each outstanding Flushing RSU award granted under Flushing’s equity plans on or prior to December 29, 2025 will vest and convert into the right to receive a number of shares of OceanFirst common stock equal to the product of (a) the number of shares of Flushing common stock subject to such Flushing RSU award immediately prior to the effective time (assuming achievement of the target level of performance for any Flushing RSU award that is subject to performance-based vesting conditions for which the applicable performance period has not ended as of the effective time and the actual level of performance achieved for any Flushing RSU award that is subject to performance-based vesting conditions for which the applicable performance period has ended prior to the effective time) multiplied by (b) the exchange ratio (and an amount in cash equal to the accrued dividend equivalent payments (if any) with respect to such Flushing RSU award).

•

At the effective time, each outstanding Flushing RSU award granted under Flushing’s equity plans after December 29, 2025 will be assumed and converted into a service-based OceanFirst RSU award, subject to the same terms and conditions applicable to such assumed Flushing RSU award immediately prior to the effective time, including with respect to service-based vesting conditions, “double trigger” change in control accelerated vesting, and dividend equivalents, but not any performance conditions or performance-based vesting. The number of shares of OceanFirst common stock subject to each OceanFirst RSU award will equal the product of (a) the number of shares of Flushing common stock subject to such assumed Flushing RSU award immediately prior to the effective time (assuming, in the case of any assumed Flushing RSU award that is subject to performance-based vesting, that performance was achieved at the target level of performance), multiplied by (b) the exchange ratio.

•

Flushing’s executive officers are parties to employment agreements with Flushing and/or Flushing Bank that provide for severance pay and benefits upon the executive officers’ qualifying termination (which includes a termination other than for cause, a resignation for good reason, or, in the case of Mr. John R. Buran, Ms. Maria A. Grasso, Mr. Francis K. Korzekwinski, and Ms. Theresa Kelly, a voluntary resignation during the sixty (60)-day period commencing six (6) months following the date of receipt of the requisite Flushing stockholder approval).

•

Messrs. Buran and Korzekwinski and Mses. Grasso and Kelly are parties to retention award agreements with Flushing under which they are eligible to earn cash retention awards, fifty percent (50%) of which will be earned on the closing of the mergers (subject to continued employment through such date) and the remaining fifty percent (50%) of which will be earned on the six (6)-month anniversary of the closing of the mergers (subject to continued employment through such date, except in the case of the executive officers’ termination without cause, due to death or disability, or resignation for good reason).

•

In connection with the termination of Flushing’s retiree health and welfare plans and related contractual obligations prior to the closing of the mergers, Flushing and certain of its executive officers entered into release agreements providing for one (1)-time cash payments in exchange for waiving any rights to retiree health and welfare benefits.

•

Account balances under (a) Mr. Buran’s supplemental retirement benefit under his employment agreement (which balance is fully vested), (b) Flushing Bank’s Supplemental Savings Incentive Plan (which balances are fully vested for each of Flushing’s executive officers who participate in the plan), and (c) Flushing Bank’s Outside Director Retirement Plan (which balances are fully vested for each of Flushing’s non-employee directors who participate in the plan) will become payable in a cash lump sum upon a termination of employment or service of the executive officer or non-employee director, as applicable, following the closing of the mergers (in accordance with the terms of the applicable plan). In addition, the merger agreement provides that Flushing and/or Flushing Bank, as applicable, may elect to terminate such plans at or immediately prior to the effective time (in accordance with Section 409A of the Code), in which case the account balances under the plans would become payable in a cash lump sum within thirty (30) days of the closing of the mergers.

•

Flushing’s directors and officers will be entitled to certain ongoing indemnification and advancement of expenses as incurred in accordance with the merger agreement (as described in the section entitled “The Merger Agreement—Director and Officer Indemnification” beginning on page 140).

•

Certain of Flushing’s directors and executive officers are expected to continue to serve as directors or executive officers, as applicable, of the combined company and the surviving bank following the effective time, and Mr. Buran will have the right to serve as the non-executive chairman of the board of directors of the combined company and surviving bank (as described in the section entitled “The Transactions—Combined Company Governance—Boards of Directors of the Combined Company and the Surviving Bank” beginning on page 141 and “The Transactions—Combined Company Governance—Management and Headquarters of the Combined Company after the Mergers” beginning on page 142).

The Flushing board of directors was aware of these interests and considered them, among other matters, in making its recommendation that the Flushing stockholders vote to approve the Flushing merger proposal. For more information, see the sections entitled “The Transactions—Background of the Mergers and the Investment” beginning on page 72 and “The Transactions—Flushing’s Reasons for the Mergers; Recommendation of the

Flushing Board of Directors” beginning on page 85. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Transactions—Interests of Certain Flushing Directors and Executive Officers in the Mergers” beginning on page 116.

Governance of the Combined Company after the Mergers (page 123)

Boards of Directors of the Combined Company and the Surviving Bank

At the effective time, in accordance with the OceanFirst bylaws, the number of directors that will comprise the full OceanFirst board of directors (and, as of the second effective time, that will comprise the full board of directors of the combined company) will be seventeen (17), of which (a) ten (10) will be the legacy OceanFirst directors, (b) six (6) will be legacy Flushing directors (designated by a working group of two (2) representatives from each party, one of whom will be Mr. John Buran), and (c) one (1) will be a director designated by Warburg (the “Warburg director”), subject to the receipt of any necessary consent, non-objection or waiver of any governmental entity to serve in such capacity; provided that, unless and until the receipt of such consent, non-objection or waiver (if necessary), the Warburg director will instead serve as a non-voting observer on the board of directors of the combined company. To the extent any such designee of Warburg is required to serve as a nonvoting observer on the board of directors of the combined company as described in the immediately preceding sentence, Warburg may designate a person to serve as a temporary director until Warburg’s initial designee receives any such applicable regulatory approval, non-objection or waiver to serve as the Warburg director.

Provided that there is not any substantive material adverse change in the facts and circumstances of a legacy Flushing director and/or legacy OceanFirst director that would cause such person to fail to meet the standards for directors of the combined company, the combined company must nominate each such legacy Flushing director and legacy OceanFirst director for reelection to the board of directors of the combined company at each of the first and second annual meetings of the stockholders of the combined company following the closing of the mergers.

If the mergers are completed prior to the 2026 annual meeting of OceanFirst stockholders, then, at the 2027 annual meeting, the combined company will have the right to not renominate up to four (4) legacy Flushing directors and/or legacy OceanFirst directors (and to resize the board of directors of the combined company accordingly). If the mergers are completed following the 2026 annual meeting of OceanFirst stockholders, then, (a) at the 2027 annual meeting, the combined company will have the right to not renominate up to two (2) legacy Flushing directors and/or legacy OceanFirst directors and (b) at the 2028 annual meeting, the combined company will have the right to not renominate up to four (4) legacy Flushing directors and/or legacy OceanFirst directors, inclusive of any directors who were not renominated at the 2027 annual meeting of OceanFirst stockholders (and, in each case, to resize the board of directors of the combined company accordingly), provided that, in each instance, the board of directors of the combined company must maintain proportional representation between legacy OceanFirst directors and legacy Flushing directors; provided, further, that if calculating such proportional representation would result in a “fractional” director (i.e., not an integral number of directors), then the number of directors will be adjusted in Flushing’s favor to achieve an integral number of directors.

If a legacy Flushing director is not elected at an annual meeting of the stockholders of the combined company at which the combined company is required to nominate such legacy Flushing directors for election, then that legacy Flushing director will have the right to serve on the advisory committee of the OceanFirst board of directors for two (2) years (with compensation similar to other advisory committee members), and the combined company will increase the size of the board of directors of the combined company and appoint a different person nominated by Flushing to such newly created seat on the board of directors of the combined company; provided that if such nominee was not a director on the Flushing board of directors immediately prior to the effective time, then such nominee must meet the standards for directors and expert requirements, if applicable, of the combined company. In the event that a legacy Flushing director is not elected an annual meeting of the stockholders of the combined company, the combined company will not be obligated to nominate such legacy Flushing director at any subsequent meeting of the stockholders of the combined company.

The merger agreement also provides that the Chief Executive Officer of Flushing as of immediately prior to the effective time will have the right to serve as the non-executive Chairman of the OceanFirst board of directors (and, as of the second effective time, of the combined company) for a two (2)-year term following the closing of the mergers. Following such term or earlier resignation, retirement, death or disqualification, the Chief Executive Officer of OceanFirst immediately prior to the second effective time will be appointed as chairman of the OceanFirst board of directors for one (1) year. Thereafter, the board of directors of the combined company will appoint a chairman of the board of directors in its discretion. The Chief Executive Officer of Flushing as of immediately prior to the effective time will also be nominated to the board of directors of the combined company at each of the five (5) annual meetings of the stockholders of the combined company following the closing of the mergers. If the Chief Executive Officer of Flushing as of immediately prior to the effective time is not elected by the stockholders of the combined company at any such annual meeting, the combined company must compensate such nominee through a consulting arrangement in the amount he would have otherwise received as a director on the board of directors of the combined company for any remaining term, including the cash equivalent of any equity-based compensation payable to directors serving on the board of directors of the combined company during such terms. Additionally, any equity-based compensation held by such nominee as of immediately prior to such annual meeting will automatically and fully vest. In the event that such nominee is not elected by the stockholders of the combined company at any such annual meeting, the combined company will not be obligated to nominate such nominee at any subsequent meeting of the stockholders of the combined company.

At the bank merger effective time, in accordance with the OceanFirst Bank bylaws in effect as of immediately prior to the bank merger effective time, the number of directors that will comprise the full board of directors of the surviving bank will be eighteen (18), of which (a) eleven (11) will be the legacy OceanFirst directors, (b) six (6) will be the legacy Flushing directors and (c) one (1) will be the Warburg director. The combined company and the board of directors of the combined company will ensure that, at all times, any legacy Flushing director serving on the board of directors of the combined company will serve on the board of directors of the surviving bank.

So long as Warburg, together with its affiliates, beneficially own in the aggregate the lesser of (a) five percent (5%) of the outstanding shares of OceanFirst common stock (on an as-converted basis) and (b) fifty percent (50%) of the OceanFirst common stock (on an as-converted basis (excluding any shares of OceanFirst common stock underlying the warrant) and after giving effect to any permitted transfers (as defined in the investment agreement)) that Warburg beneficially owns immediately following the investment closing (the “director rights period”), as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or other like changes in OceanFirst’s capitalization, OceanFirst agreed to (i) include the Warburg director in OceanFirst’s slate of director nominees and recommend to stockholders of the combined company that the stockholders of the combined company vote in favor of electing the Warburg director to the board of directors of the combined company at the annual meeting of stockholders of the combined company and (ii) use reasonable best efforts to have the Warburg director elected as a director of the combined company, including soliciting proxies to the same extent as it does for any other nominee of the board of directors of the combined company. Any shares subject to any hedging arrangement (as defined in the investment agreement) will not be considered beneficially owned for purposes of calculating the foregoing.

During the director rights period, if the Warburg director is not elected or reelected to the board of directors of the combined company at an annual stockholders’ meeting of OceanFirst, such Warburg director will have the right (a) to serve as a nonvoting observer on the board of directors of the combined company and (b) to serve on the advisory committee of the board of directors of the combined company for no less than two (2) years, and such person will receive compensation commensurate with advisory committee members generally. However, in no event will the combined company be required to nominate any such person who stood for election and was not elected after such time as such person has stood for election and not been elected at an aggregate of three (3) annual stockholders’ meetings of the combined company (without limiting Warburg’s right to designate another person to serve as the Warburg director).

Management and Headquarters of the Combined Company after the Mergers

The merger agreement provides that, as of the effective time, (a) certain officers of Flushing will be appointed as additional officers of the combined company, each to hold a title at the senior executive vice president or executive vice president level (or such substantially equivalent title) and (b) the combined company will retain Flushing’s current headquarters located in Uniondale, New York, which will serve as a hub for the combined company’s operational presence in such geographic region.

Regulatory Approvals (page 125)

Subject to the terms of the merger agreement, OceanFirst and Flushing have agreed to cooperate with each other and use their commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the mergers, the bank merger and the OceanFirst issuance), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. These approvals include, among others, the prior approval of the Board of Governors of the Federal Reserve System (“Federal Reserve”) or a waiver of that approval requirement by the Federal Reserve under the under the Bank Holding Company Act of 1956 (the “BHC Act”), prior approval of the Office of the Comptroller of the Currency (“OCC”) under the National Bank Act and Section 18(c) of the Federal Deposit Insurance Act (the “Bank Merger Act”) and approval by the NYDFS pursuant to New York Banking Law (“NYBL”). Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations. OceanFirst submitted applications to the Federal Reserve (“FRB application”) and the OCC (“OCC application”) on January 26, 2026 and to the NYDFS (“NYDFS application”) on January 27, 2026. As of the date of this joint proxy statement/prospectus, action on the FRB application, OCC application and NYDFS application is pending. See the section entitled “The Transactions—Regulatory Approvals—Additional Regulatory Approvals and Notices” beginning on page 127.

Although neither OceanFirst nor Flushing knows of any reason why it cannot obtain these regulatory approvals or confirmations in a timely manner, OceanFirst and Flushing cannot be certain when or if they will be obtained, or that the granting of the regulatory approvals will not involve the imposition of conditions on the completion of the mergers or the bank merger that will have the effect of delaying or jeopardizing the completion of any of the transactions contemplated by the merger agreement or the investment agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the mergers or otherwise reducing the anticipated benefits of the mergers (including the investment).

Expected Timing of the Mergers

Neither OceanFirst nor Flushing can predict the actual date on which the mergers will be completed, or if the mergers will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Flushing must first obtain the requisite Flushing stockholder approval for the Flushing merger proposal, and OceanFirst must first obtain the requisite OceanFirst stockholder approval for the OceanFirst issuance proposal. OceanFirst and Flushing must also obtain requisite regulatory approvals and satisfy certain other customary closing conditions. OceanFirst and Flushing expect the mergers to be completed promptly once OceanFirst and Flushing have obtained their respective requisite stockholders’ approvals noted above, have obtained requisite regulatory approvals, and have satisfied the other customary closing conditions to the first merger, including the prior or concurrent closing of the investment. OceanFirst and Flushing expect the closing of the mergers to occur in the second quarter of 2026, subject to satisfaction or waiver of closing conditions.

Conditions to Complete the First Merger (page 116)

The completion of the first merger depends on a number of conditions being satisfied or waived. These conditions include:

•	receipt of the (a) the requisite OceanFirst stockholder approval and (b) the requisite Flushing stockholder approval;

•	the authorization for listing on the Nasdaq, subject to official notice of issuance, of the shares of OceanFirst common stock to be issued pursuant to the merger agreement;

•

(a) all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, and (b) no governmental entity having imposed, and no requisite regulatory approval containing, any materially burdensome regulatory condition;

•

the registration statement of which this joint proxy statement/prospectus is a part having become effective under the Securities Act of 1933, as amended (the “Securities Act”) and no stop order suspending the effectiveness of such registration statement having been issued, and no proceedings for such purpose having been initiated or threatened by the SEC and not withdrawn;

•

no injunction, order, judgment, writ, directive, enforcement action, decree or regulatory restriction of any governmental entity or other legal restraint or prohibition preventing the consummation of the mergers, the bank merger, the OceanFirst issuance or any of the other transactions contemplated by the merger agreement being in effect, and no law having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the mergers, the bank merger, the OceanFirst issuance or any of the other transactions contemplated by the merger agreement;

•	the consummation of the investment occurring prior to or concurrently with the closing of the mergers;

•

the accuracy of the representations and warranties of each party contained in the merger agreement generally as of the merger closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate, dated as of the merger closing date and signed on behalf of the other party by the chief executive officer and the chief financial officer, to the foregoing effect);

•

(a) the performance by the other party of (i) in all material respects the covenants and agreements required to be performed by it under the merger agreement at or prior to the closing of the mergers (other than the covenants and agreements set forth in the section entitled “The Merger Agreement—Covenants and Agreements—Cybersecurity” beginning on page 140) and (ii) the covenants and agreements required to be performed by it relating to remediation under the provisions of the merger agreement described in the section entitled “The Merger Agreement—Covenants and Agreements—Cybersecurity” beginning on page 140 at or prior to the closing of the mergers other than, in the case of this clause (ii), any failure to perform or comply that, individually or in the aggregate, has not had and would not reasonably expected to have, a material adverse effect on Flushing and (b) the receipt by each party of a certificate, dated as of the merger closing date, signed on behalf of the other party by the chief executive officer and the chief financial officer, to the foregoing effect; and

•

receipt by each party of an opinion of its legal counsel, in form and substance reasonably satisfactory to such party, dated as of the merger closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither OceanFirst nor Flushing can provide assurance as to when or if all of the conditions to the first merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement (page 146)

The merger agreement can be terminated at any time prior to the effective time (or such earlier time specified below) in the following circumstances:

•	by mutual written consent of OceanFirst and Flushing;

•

by either OceanFirst or Flushing if any governmental entity that must grant a requisite regulatory approval has denied approval of the mergers, the bank merger, or the other transactions contemplated by the merger agreement and such denial has become final and nonappealable or any governmental entity has issued a final and nonappealable order or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the mergers, the bank merger, or the other transactions contemplated by the merger agreement, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•

by either OceanFirst or Flushing if the mergers have not been consummated on or before September 29, 2026, unless the failure of the closing of the mergers to occur by such date is principally due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement; provided, however, that if (a) all of the conditions to OceanFirst’s or Flushing’s obligation to consummate the closing of the mergers, other than conditions relating to a requisite regulatory approval, have been satisfied or waived (or remain capable of being satisfied), then the termination date may be extended by either party to December 29, 2026, (b) the conditions have been satisfied, but the termination date would otherwise occur before the merger closing date, then the termination date will be automatically extended to the second business day following the date on which the closing of the mergers is contemplated to occur pursuant to the merger agreement, (c) if the non-terminating party has formally commenced litigation to seek specific performance, then the termination date will be automatically extended to the second business day after the date on which such litigation is dismissed (with all appeals exhausted (or, if all appeals have not been exhausted, to the date that is the 10th business day after the date on which such litigation is dismissed, unless the non-terminating party has formally commenced an appeal of such dismissal as of such date)) or on which a final nonappealable order is entered by a governmental entity with respect to such litigation and (d) in the event that OceanFirst has the right to cure its own breach of the merger agreement or investment agreement, which such breach would otherwise cause the investment to not be funded and give rise to the right of Flushing to terminate the merger agreement, then the termination date will be automatically extended to the second business day following the last business day of the month following the month in which the closing of the first merger would have occurred if the concurrent consummation of the investment were not a condition to the closing of the first merger (such original closing date, the “target closing date”) was to occur;

•

by either OceanFirst or Flushing (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Flushing, in the case of a termination by OceanFirst, or on the part of OceanFirst or Merger Sub, in the case of a termination by Flushing, which breach or failure to be true, individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the merger closing date, the failure of a closing condition of the terminating party and which is not cured within forty (40) days following written notice to the breaching party, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•

by either OceanFirst or Flushing, if either (a) the OceanFirst stockholder meeting shall have concluded and the requisite OceanFirst stockholder approval shall not have been obtained or (b) the Flushing stockholder meeting shall have concluded and the requisite Flushing stockholder approval shall not have been obtained;

•

by Flushing prior to receipt of the requisite OceanFirst stockholder approval, if (a) OceanFirst or the OceanFirst board of directors has made a recommendation change in response to a superior proposal, as permitted by the terms of the merger agreement, (b) OceanFirst or the OceanFirst board of directors has made a recommendation change that is in response to an intervening event or is not permitted by terms of the merger agreement or (c) OceanFirst or the OceanFirst board of directors has breached its covenants related to stockholder approvals or acquisition proposals in any material respect;

•

by OceanFirst prior to receipt of the requisite Flushing stockholder approval, if (a) Flushing or the Flushing board of directors has made a recommendation change in response to a superior proposal, as permitted by the terms of the merger agreement, (b) Flushing or the Flushing board of directors has made a recommendation change that is in response to an intervening event or is not permitted by terms of the merger agreement or (c) Flushing or the Flushing board of directors has breached its covenants related to stockholder approvals or acquisition proposals in any material respect;

•

by Flushing, if (a) (i) all of the conditions to Flushing’s obligation to consummate the closing of the mergers (other than the consummation of the investment (and the regulatory approval closing condition solely to the extent such condition is not satisfied as a result of the investment not being funded)) have been satisfied or, to the extent permitted by applicable law, waived in writing (other than those conditions that by their terms are to be satisfied at the closing of the mergers, but subject to the satisfaction or, to the extent permitted by applicable law, waiver in writing of such conditions at the closing of the mergers), (ii) all of the conditions to consummate the investment set forth in the investment agreement (other than the investment agreement’s cross-condition) have been satisfied or, to the extent permitted by applicable law, waived in writing (other than those conditions that by their terms are to be satisfied at the consummation of the investment, but subject to the satisfaction or, to the extent permitted by applicable law, waiver in writing of such conditions at the consummation of the investment) and (iii) Warburg has notified OceanFirst and Flushing that Warburg is ready, willing and able to consummate the investment if the closing of the mergers occurs on the target closing date, (b) Flushing has notified OceanFirst in writing that Flushing is ready, willing and able to consummate the closing of the mergers if Warburg has not rescinded the notice in the foregoing clause (iii) on the target closing date and (c) the closing of the mergers does not occur on or before the target closing date;

•

by Flushing, if (a) all of the conditions to Flushing’s obligation to consummate the closing of the mergers (other than the consummation of the investment (and the regulatory approval closing condition solely to the extent such condition is not satisfied as a result of the investment not being funded)) have been satisfied or, to the extent permitted by applicable law, waived in writing (other than those conditions that by their terms are to be satisfied at the closing of the mergers, but subject to the satisfaction or, to the extent permitted by applicable law, waiver in writing of such conditions at the closing of the mergers), (b) (i) one or more of the conditions to Warburg’s obligation to consummate the investment set forth in the investment agreement (other than the investment agreement’s cross-condition) is not satisfied, (ii) such failure of the condition to be satisfied is principally due to, directly caused by or a direct result of OceanFirst’s breach of the merger agreement or the investment agreement, (iii) Warburg has notified OceanFirst in writing of such breach, and (iv) OceanFirst fails to cure such breach by the close of business on the business day immediately preceding the extended target closing date (as defined below), and (c) the closing of the mergers does not occur on or before the last business day of the calendar month following the month in which the target closing date was to occur (the “extended target closing date”);

•

by Flushing, if (a) all of the conditions to Flushing’s obligation to consummate the closing of the mergers (other than the consummation of the investment (and the regulatory approval closing condition solely to the extent such condition is not satisfied as a result of the investment not being funded)) have been satisfied or, to the extent permitted by applicable law, waived in writing (other than those conditions that by their terms are to be satisfied at the closing of the mergers, but subject to the satisfaction or, to the extent permitted by applicable law, waiver in writing of such conditions at the closing of the mergers), (b) (i) all of the conditions to Warburg’s obligation to consummate the investment set forth in the investment agreement (other than the investment agreement’s cross-condition) have been satisfied or, to the extent permitted by applicable law, waived in writing, (other than those conditions that by their terms are to be satisfied at the consummation of the investment, but subject to the satisfaction or, to the extent permitted by applicable law, waiver in writing of such conditions at the consummation of the investment), and (ii) Warburg breaches its obligation to consummate the investment, and (c) the closing of the mergers does not occur on or before the target closing date;

•

by Flushing, if (a) all of the conditions to Flushing’s obligation to consummate the closing of the mergers (other than the consummation of the investment and any regulatory approval conditioned thereon) have been satisfied or, to the extent permitted by applicable law, waived in writing (other than those conditions that by their terms are to be satisfied at the closing of the mergers, but subject to the satisfaction or, to the extent permitted by applicable law, waiver in writing of such conditions at the closing of the mergers), (b) (i) one or more of the conditions to Warburg’s obligation to consummate the investment set forth in the investment agreement (other than the investment agreement’s cross-condition) is not satisfied, and (ii) such failure of the condition to be satisfied is not principally due to, directly caused by or a direct result of OceanFirst’s breach of the merger agreement or the investment agreement, and (c) the closing of the mergers does not occur on or before the target closing date; or

•

by Flushing if the Flushing board of directors so determines by a majority vote within one (1) day (following the determination date), for the thirty-five (35) consecutive trading days ending two (2) business days before the merger closing date (the “determination date”), the volume weighted average trading price of OceanFirst common stock (a) drops below $15.81 and (b) underperforms the KBW Nasdaq Regional Banking Index by twenty percent (20%).

Termination Fee and Expense Reimbursement under the Merger Agreement (page 116)

If the merger agreement is terminated in certain circumstances, a termination fee equal to $21,431,924 will be payable by either OceanFirst or Flushing to the other party, as applicable. The merger agreement also provides that OceanFirst will be required to pay Flushing a termination fee equal to $46,339,296 under certain circumstances where the merger agreement is terminated due to the investment not being consummated.

In the event that the merger agreement is terminated and OceanFirst receives all or any portion of the termination fee, OceanFirst may be required to pay Warburg an amount equal to twenty percent (20%) of the amount of the termination fee net of certain out-of-pocket fees, costs and expenses of OceanFirst.

The Investment (page 154)

Concurrently with its entry into the merger agreement, OceanFirst entered into an investment agreement, dated as of December 29, 2025, with Warburg. On the terms and subject to the conditions set forth in the investment agreement, at the investment closing, Warburg will invest an aggregate of $225 million in exchange for the sale and issuance by OceanFirst of approximately (a) 9.5 million shares of OceanFirst common stock, at $19.76 per share of OceanFirst common stock and (b) 1,900 shares of OceanFirst NVCE stock at a purchase price of $19,760 per share, which represents the economic equivalent of approximately 1.9 million shares of OceanFirst common stock. In addition, Warburg will receive a warrant to purchase approximately 11,400 shares of OceanFirst NVCE stock with an exercise price of $19,760 per share of OceanFirst NVCE stock, which represents the economic equivalent of approximately 11.4 million shares of OceanFirst common stock. The warrant carries a term of seven (7) years and can be exercised voluntarily following the third (3rd) anniversary of the investment closing. The warrant can also be voluntarily exercised prior to the third (3rd) anniversary of the investment closing, (i) in the event the market price of OceanFirst common stock reaches or exceeds $30 per share at the closing of any trading day or (ii) in connection with a transaction involving a change of control of OceanFirst. The warrant is subject to mandatory exercise, at any time, in the event the market price of OceanFirst common stock reaches or exceeds $30 per share for twenty (20) or more trading days during any thirty (30) consecutive trading days. In the event of a change of control transaction where less than ninety percent (90%) of the consideration in such transaction is comprised of equity securities traded on the Nasdaq or NYSE, Warburg will be entitled to receive additional shares of OceanFirst NVCE stock as set forth in the warrant if Warburg exercises the warrant in connection with such transaction. In connection with such exercise, depending on the effective date and designated price of the warrant, Warburg would be entitled to receive, at a minimum, zero additional shares of OceanFirst NVCE stock and, at a maximum, 0.2885 additional shares of OceanFirst NVCE stock per share of OceanFirst NVCE stock underlying the warrant (which represents the economic equivalent of approximately 288.5 shares of OceanFirst common stock).

Additionally, at any time after the investment closing and upon the written request of Warburg, OceanFirst and Warburg will cooperate in good faith and use their respective reasonable best efforts to permit Warburg (or certain permitted transferees) to exchange all or a portion of its shares of OceanFirst NVCE stock (including shares of OceanFirst NVCE stock for which the warrant issued to Warburg may be exercised) for shares of OceanFirst common stock, subject to certain conditions. See the section entitled “Investment Agreement —Covenants and Agreements—Covenants Regarding OceanFirst NVCE Stock” beginning on page 161 for more information.

The investment is contingent upon the consummation of the mergers in accordance with the merger agreement, and is subject to the satisfaction or waiver of certain other closing conditions, as described in “Investment Agreement—Conditions to the Closing of the Investment Agreement” beginning on page 163. The investment agreement will terminate following the occurrence of certain events, including: (a) automatically upon the valid termination of the merger agreement in accordance with its terms, (b) with the mutual written consent of OceanFirst and Warburg, (c) following written notice from either OceanFirst or Warburg following either (i) the investment closing having not occurred on or prior to September 29, 2026 (which will be automatically extended to December 29, 2026 in certain circumstances set forth in the investment agreement) or (ii) certain breaches of the investment agreement by the other party (subject to certain exceptions and following applicable cure periods) and (d) by either OceanFirst or Warburg if any governmental entity that must grant a requisite regulatory approval to consummate the investment closing has denied approval of the transactions contemplated by the investment agreement (subject to certain exceptions). For more information on the terms of the investment agreement, see the section titled “The Investment Agreement” beginning on page 154.

Voting Agreements (page 151)

Each member of the Flushing board of directors and certain officers of Flushing have entered into the Flushing voting agreements pursuant to which, on the terms and subject to the conditions and exceptions set forth therein, each of the directors and officers party thereto has agreed to vote all Flushing common stock that such director or officer owns and has the power to vote in favor of the adoption and approval of the merger agreement (unless the Flushing board of directors makes a recommendation change permitted by the merger agreement). Each member of the Flushing board of directors and each officer of Flushing party to the Flushing voting agreements also agreed to vote against any acquisition proposal or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any agreement or amendment to Flushing’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, delay, postpone, discourage, frustrate or materially and adversely affect the consummation of the transactions contemplated by the merger agreement and against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of Flushing contained in the merger agreement or of the stockholder contained in the applicable Flushing voting agreement (in each case, unless the Flushing board of directors makes a recommendation change permitted by the merger agreement). As of the close of business on the Flushing record date, such persons beneficially owned and were entitled to vote, in the aggregate, 1,908,485 shares of Flushing common stock, allowing them to exercise approximately 5.63% of the voting power of Flushing common stock (which does not include shares issuable upon the exercise, vesting or settlement of Flushing equity-based awards that were not outstanding as of the close of business on the Flushing record date).

In addition, each member of the OceanFirst board of directors and certain officers of OceanFirst have entered into the OceanFirst voting agreements pursuant to which, on the terms and subject to the conditions and exceptions set forth therein, each of the directors and officers party thereto has agreed to vote all OceanFirst common stock that such director or officer owns and has the power to vote in favor of the OceanFirst issuance (unless the OceanFirst board of directors makes a recommendation change permitted by the merger agreement). Each member of the OceanFirst board of directors and officers of OceanFirst party to the OceanFirst voting agreements also agreed to vote against any acquisition proposal or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any agreement or amendment to OceanFirst’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, delay, postpone, discourage, frustrate or materially and adversely affect the consummation of the transactions contemplated by the merger agreement and against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of OceanFirst contained in the merger agreement or of the stockholder contained in the applicable OceanFirst voting agreement (in each case, unless the OceanFirst board of directors makes a recommendation change permitted by the merger agreement). As of the close of business on the OceanFirst record date, such persons beneficially owned and were entitled to vote, in the aggregate, 1,939,597 shares of OceanFirst common stock, allowing them to exercise approximately 3.4% of the voting power of OceanFirst common stock (which does not include shares issuable upon the exercise, vesting or settlement of OceanFirst equity-based awards that were not outstanding as of the close of business on the OceanFirst record date).

The voting agreements terminate in certain circumstances, including in the event that the merger agreement is terminated in accordance with its terms. For more information, please see the section entitled “The Merger Agreement—Voting Agreements.”

Accounting Treatment of the Mergers (page 125)

The merger will be accounted for as an acquisition of Flushing by OceanFirst under the acquisition method of accounting in accordance with generally accepted accounting principles (“GAAP”).

The Rights of Flushing Stockholders Will Change as a Result of the Mergers (page 190)

Upon completion of the first merger, the rights of former Flushing stockholders who receive shares of OceanFirst common stock in the first merger will be governed by the OceanFirst charter and the OceanFirst bylaws. The rights associated with Flushing common stock are different from the rights associated with OceanFirst common stock. See the section entitled “Comparison of Stockholders’ Rights” on page 190 for a discussion of the different rights associated with Flushing common stock and OceanFirst common stock.

Listing of OceanFirst Common Stock; Delisting and Deregistration of Flushing Common Stock (page 127)

The shares of OceanFirst common stock to be issued in the first merger will be listed for trading on the Nasdaq. Following the mergers, shares of OceanFirst common stock will continue to be traded on the Nasdaq. In addition, following the first merger, Flushing common stock will be delisted from the Nasdaq and deregistered under the Exchange Act.

The OceanFirst Special Meeting (page 50)

The OceanFirst special meeting will be held virtually via the internet on April 2, 2026 at 4:00 p.m. Eastern Time. At the OceanFirst special meeting, OceanFirst stockholders will be asked to consider and vote on the following matters:

•	the OceanFirst issuance proposal;

•	the OceanFirst exemption amendment proposal; and

•	the OceanFirst adjournment proposal.

The OceanFirst board of directors has fixed the close of business on February 20, 2026 as the OceanFirst record date for the determination of OceanFirst stockholders entitled to notice of, and to vote at, the OceanFirst special meeting. As of the close of business on the OceanFirst record date, there were 57,402,016 shares of OceanFirst common stock outstanding held by 2,463 holders of record. Each OceanFirst stockholder of record is entitled to cast one (1) vote on each matter properly brought before the OceanFirst special meeting for each share of OceanFirst common stock that such holder owned of record as of the OceanFirst record date; provided, however, that under Section C of Article FOURTH of the OceanFirst charter, no OceanFirst stockholder who beneficially owns, directly or indirectly, more than ten percent (10%) of the shares of OceanFirst common stock outstanding as of the OceanFirst record date may vote shares held in excess of such amount. A person or entity is deemed to beneficially own shares that are owned by an affiliate, as well as persons acting in concert with such person or entity.

Approval of the OceanFirst issuance proposal requires the affirmative vote of a majority of votes cast by holders of shares of OceanFirst common stock at the OceanFirst special meeting. An abstention by an OceanFirst stockholder who is present (in person or by proxy) at the OceanFirst special meeting (or an OceanFirst stockholder who is not present at the OceanFirst special meeting and does not respond by proxy) will have no effect on the OceanFirst issuance proposal. If you are a beneficial owner of OceanFirst common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of OceanFirst common stock, your bank, broker, trustee or other nominee will not be able to vote your shares on the OceanFirst issuance proposal or any other proposal being considered by the OceanFirst stockholders as described in this joint proxy statement/prospectus and therefore such shares of OceanFirst common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the OceanFirst issuance proposal will not have any effect on the OceanFirst issuance proposal.

Approval of the OceanFirst exemption amendment proposal requires the affirmative vote of holders of at least eighty percent (80%) of the voting power of the outstanding shares of OceanFirst common stock, subject to the ten (10%) voting restriction. An abstention by an OceanFirst stockholder who is present (in person or by proxy) at the OceanFirst special meeting (or an OceanFirst stockholder who is not present at the OceanFirst special meeting and does not respond by proxy) will have the same effect as a vote “AGAINST” the OceanFirst exemption amendment proposal. If you are a beneficial owner of OceanFirst common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of OceanFirst common stock, your bank, broker, trustee or other nominee may not vote your shares on the OceanFirst exemption amendment proposal and therefore such shares of OceanFirst common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the OceanFirst exemption amendment proposal will have the same effect as a vote “AGAINST” the OceanFirst exemption amendment proposal.

Whether or not a quorum will be present at the meeting, approval of the OceanFirst adjournment proposal requires the affirmative vote of a majority of votes cast by holders of shares of OceanFirst common stock at the OceanFirst special meeting. An abstention by an OceanFirst stockholder who is present (in person or by proxy) at the OceanFirst special meeting (or an OceanFirst stockholder who is not present at the OceanFirst special meeting and does not respond by proxy) will have no effect on the OceanFirst adjournment proposal. If you are a beneficial owner of OceanFirst common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of OceanFirst common stock, your bank, broker, trustee or other nominee may not vote your shares on the OceanFirst adjournment proposal and therefore such shares of OceanFirst common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the OceanFirst adjournment proposal will not have any effect on the OceanFirst adjournment proposal.

The Flushing Special Meeting (page 60)

The Flushing special meeting will be held virtually via the internet on April 2, 2026, at 10:00 a.m., Eastern Time. At the Flushing special meeting, Flushing stockholders will be asked to consider and vote upon the following matters:

•	The Flushing merger proposal;

•	The Flushing compensation proposal; and

•	The Flushing adjournment proposal.

The Flushing board of directors has fixed the close of business on February 20, 2026, as the Flushing record date for the determination of Flushing stockholders entitled to notice of, and to vote at, the Flushing special meeting. As of the close of business on the Flushing record date, there were 33,883,626 shares of Flushing common stock outstanding held by 753 holders of record. Each Flushing stockholder of record is entitled to cast one vote on each matter properly brought before the Flushing special meeting for each share of Flushing common stock that such holder owned of record as of the Flushing record date.

Holders of a majority of the shares of Flushing common stock entitled to vote on a matter at the Flushing special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Flushing special meeting. Virtual attendance at the Flushing special meeting constitutes “in person” attendance for purposes of establishing a quorum. All shares of Flushing common stock present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Flushing special meeting. Because, under applicable rules, banks, brokers and other holders of record holding shares in “street name” do not have discretionary voting authority with respect to any of the three proposals described in this joint proxy statement/prospectus to be voted on by Flushing stockholders, if a beneficial owner of Flushing common stock held in “street name” does not give voting instructions to the record holder of its, his or her shares, then those shares will not be counted as present in person or by proxy at the Flushing special meeting if no other proposals are brought before the Flushing special meeting.

Approval of the Flushing merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Flushing common stock entitled to vote on the merger agreement. An abstention by a Flushing stockholder who is present (in person or by proxy) at the Flushing special meeting (or a Flushing stockholder who is not present at the Flushing special meeting and does not respond by proxy) will have the same effect as a vote “AGAINST” the Flushing merger proposal.

Approval of the Flushing compensation proposal requires the affirmative vote of a majority of votes cast at the Flushing special meeting by the holders of shares of Flushing common stock entitled to vote thereon. An abstention by a Flushing stockholder who is present (in person or by proxy) at the Flushing special meeting (or a Flushing stockholder who is not present at the Flushing special meeting and does not respond by proxy) will have no effect on the Flushing compensation proposal. If you fail to submit a proxy card or vote during the Flushing special meeting, or fail to instruct your bank or broker how to vote with respect to the Flushing compensation proposal, it will have no effect on the proposal.

Whether or not a quorum is present, approval of the Flushing adjournment proposal requires the affirmative vote of a majority of votes cast at the Flushing special meeting by the holders of shares of Flushing common stock entitled to vote thereon. An abstention by a Flushing stockholder who is present (in person or by proxy) at the Flushing special meeting (or a Flushing stockholder who is not present at the Flushing special meeting and does not respond by proxy) will have no effect on the Flushing adjournment proposal. If you fail to submit a proxy card or vote during the Flushing special meeting, or fail to instruct your bank or broker how to vote with respect to the Flushing adjournment proposal, it will have no effect on the proposal.

OceanFirst Charter Exemption Amendment

In connection with the investment, if the approval by OceanFirst stockholders of the OceanFirst exemption amendment proposal is obtained at the OceanFirst special meeting, contingent upon the closing of the transactions contemplated by the merger agreement, the OceanFirst charter will be amended to exempt Warburg and its affiliates (but not any other stockholder of OceanFirst) from the application of Section C of Article FOURTH of the OceanFirst charter (the “OceanFirst charter amendment”). A copy of the proposed OceanFirst charter amendment is attached to this joint proxy statement/prospectus as Annex C. This OceanFirst charter amendment is not an express closing condition to the investment.

Under the investment agreement, OceanFirst agreed that, (a) at the meeting of OceanFirst stockholders to be held to vote on the matters proposed in this joint proxy statement/prospectus and (b) if the OceanFirst exemption amendment proposal is not approved at such stockholder meeting and the investment closing occurs, at each of the first three (3) annual meetings of OceanFirst stockholders following the investment closing (unless the exemption amendment is duly approved at a prior annual meeting of the OceanFirst stockholders), OceanFirst will use reasonable best efforts (including recommending the OceanFirst exemption amendment proposal to OceanFirst stockholders) to (i) submit to OceanFirst stockholders a proposal to amend Section C of Article FOURTH of the OceanFirst charter in a manner to exempt Warburg and its affiliates (but not any other OceanFirst stockholder) from the application of Section C of Article FOURTH of the OceanFirst charter and (ii) obtain the requisite approval of OceanFirst stockholders of the OceanFirst exemption amendment proposal at any such meeting of its stockholders and, if and when approved, cause (but with no obligation to cause prior to the investment closing) the exemption amendment to become effective; provided that following the first (1st) anniversary of the investment closing, OceanFirst’s obligations contained in the preceding clause (b) will be subject to receipt of a written request from Warburg no later than thirty (30) business days prior to the anniversary of the date on which OceanFirst first filed its proxy materials for the preceding annual OceanFirst stockholder meeting.

After the second effective time, the OceanFirst charter, as in effect immediately prior to the effective time, will be the charter of the combined company until thereafter amended in accordance with applicable law.

Appraisal or Dissenters’ Rights in Connection with the Mergers (page 128)

Neither the OceanFirst stockholders nor the Flushing stockholders are entitled to appraisal rights under the DGCL. For more information, see the section entitled “The Transactions—Appraisal or Dissenters’ Rights in Connection with the Mergers” beginning on page 128.

Risk Factors (page 40)

In evaluating the merger agreement, the mergers or the issuance of shares of OceanFirst common stock, OceanFirst NVCE stock or the warrant, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page 40.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between OceanFirst and Flushing and the proposed investment by Warburg in equity securities of OceanFirst. Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between OceanFirst and Flushing and the proposed investment by Warburg, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this joint proxy statement/prospectus, and on the current expectations of OceanFirst’s and Flushing’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, may differ from assumptions and many are beyond the control of OceanFirst and Flushing. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite OceanFirst and Flushing stockholder approvals or the necessary regulatory approvals (and the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between OceanFirst and Flushing; (iv) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on OceanFirst’s and Flushing’s business relationships, operating results and business generally; (vi) risks that the proposed transaction disrupts current plans and operations of OceanFirst and Flushing; (vii) potential difficulties in retaining OceanFirst and Flushing customers and employees as a result of the proposed transaction; (viii) OceanFirst’s and Flushing’s estimates of its financial performance; (ix) changes in general economic, political, or industry conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; (x) uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve; (xi) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of OceanFirst’s and Flushing’s underwriting practices and the risk of fraud; (xii) fluctuations in the demand for loans; (xiii) the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund OceanFirst’s and Flushing’s activities particularly in a rising or high interest rate environment; (xiv) the rapid withdrawal of a significant amount of deposits over a short period of time; (xv) results of examinations by regulatory authorities of OceanFirst or Flushing and the possibility that any such regulatory authority may, among other things, limit OceanFirst’s or Flushing’s business activities, restrict OceanFirst’s or Flushing’s ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase OceanFirst’s or Flushing’s allowance for credit losses, result in write-downs of asset values, restrict OceanFirst’s or Flushing’s ability or that of OceanFirst’s or Flushing’s bank subsidiary to pay dividends, or impose fines, penalties or sanctions; (xvi) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; (xvii) changes in the markets in which OceanFirst and Flushing compete, including with respect to the competitive landscape, technology evolution or regulatory changes; (xviii) changes in consumer spending, borrowing and saving habits; (xix) slowdowns in securities trading or shifting demand for security trading products; (xx) the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and OceanFirst’s or Flushing’s business, results of operations, and financial condition; (xxi) legislative or regulatory changes; (xxii) changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs, (xxiii) impact of operating in a highly competitive industry; (xxiv) reliance on third party service providers; (xxv) competition in retaining key employees; (xxvi) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxvii) changes to accounting principles and guidelines; (xxviii) potential litigation relating to the proposed transaction that could be instituted against OceanFirst, Flushing or their respective directors and officers, including the effects of any outcomes related thereto; (xxix) volatility in the trading price of OceanFirst’s or Flushing’s securities; (xxx) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xxxi) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected expenses, factors or events; (xxxii) the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where OceanFirst and Flushing do business; and (xxxiii) the dilution caused by OceanFirst’s issuance of additional shares of its capital stock in connection with the transaction. The foregoing list of factors is not exhaustive. All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above.

You should carefully consider the foregoing factors and the other risks and uncertainties described in the section entitled “Risk Factors” beginning on page 40 of this joint proxy statement/prospectus, and other documents filed by OceanFirst or Flushing from time to time with the SEC. If any of these risks materialize or OceanFirst’s or Flushing’s assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither OceanFirst nor Flushing presently knows or that OceanFirst or Flushing currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect OceanFirst’s and Flushing’s expectations, plans or forecasts of future events and views as of the date of this joint proxy statement/prospectus. OceanFirst and Flushing anticipate that subsequent events and developments will cause OceanFirst’s and Flushing’s assessments to change. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither OceanFirst nor Flushing undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. These forward-looking statements should not be relied upon as representing OceanFirst’s and Flushing’s assessments as of any date subsequent to the date of this joint proxy statement/prospectus. Accordingly, undue reliance should not be placed upon the forward-looking statements. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Flushing gives any assurance that either OceanFirst or Flushing, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that OceanFirst and Flushing have filed with the SEC as described under the section entitled “Where You Can Find More Information” beginning on page 201.

OceanFirst and Flushing expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained in, referred to, attached to or incorporated by reference into this joint proxy statement/prospectus.

RISK FACTORS

An investment by Flushing stockholders in OceanFirst common stock as a result of the exchange of shares of Flushing common stock for shares of OceanFirst common stock in the first merger involves certain risks. Similarly, a decision on the part of OceanFirst stockholders to approve the OceanFirst issuance also involves risks for OceanFirst stockholders, who will continue to hold their shares of OceanFirst common stock after the mergers. Certain material risks and uncertainties connected with the merger agreement and the investment agreement and transactions contemplated thereby and ownership of OceanFirst common stock are discussed below. In addition, OceanFirst and Flushing have discussed certain other material risks connected with the ownership of OceanFirst common stock and with OceanFirst’s business, and with the ownership of Flushing common stock and Flushing’s business, respectively, under the caption “Risk Factors” appearing in their Annual Reports on Form 10-K most recently filed with the SEC and their Quarterly Reports on Form 10-Q filed with the SEC for the third quarter (for both Flushing and OceanFirst) of 2025, and may include additional or updated disclosures of such material risks in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that OceanFirst or Flushing may file with the SEC after the date of this joint proxy statement/prospectus.

Flushing stockholders and OceanFirst stockholders should carefully read and consider all of these risks and all other information contained in this joint proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference into this joint proxy statement/prospectus, in deciding whether to vote for approval of the various proposals for which they may be entitled to vote at the Flushing special meeting or the OceanFirst special meeting. The risks described in this joint proxy statement/prospectus and in those documents incorporated by reference herein may adversely affect the value of OceanFirst common stock that you, as an existing OceanFirst stockholder, currently hold or that you, as an existing Flushing stockholder, will hold upon consummation of the first merger, and could result in a significant decline in the value of OceanFirst common stock and cause OceanFirst stockholders and/or Flushing stockholders to lose all or part of the value of their respective investments in OceanFirst common stock.

Risks Relating to the Consummation of the Mergers and OceanFirst Following the Mergers

Because the market price of OceanFirst common stock may fluctuate prior to the effective time, including as a result of OceanFirst’s and Flushing’s financial performance prior to the effective time, stockholders cannot be certain of the market value of the merger consideration to be received by Flushing stockholders.

In the first merger, Flushing stockholders will be entitled to receive 0.85 of a share of OceanFirst common stock for each share of Flushing common stock they own, subject to certain exceptions. Although the number of shares of OceanFirst common stock that Flushing stockholders will be entitled to receive per share of Flushing common stock is fixed, the market value of the merger consideration will fluctuate with the market price of OceanFirst common stock and will not be known at the time of the OceanFirst special meeting and the Flushing special meeting. The merger agreement can be terminated by Flushing if, for the thirty-five (35) consecutive trading days ending on the determination date, the volume weighted average trading price of OceanFirst common stock (a) drops below $15.81 and (b) underperforms the KBW Nasdaq Regional Banking Index by twenty percent (20%).

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in OceanFirst’s and Flushing’s businesses, operations and prospects, the performance of peer companies and other financial companies, volatility in the prices of securities in global financial markets, including market prices of OceanFirst common stock, Flushing common stock and the other public traded banking institutions as well as changes in applicable laws and regulations, many of which are beyond OceanFirst’s and Flushing’s control. Therefore, at the time of the OceanFirst special meeting and the Flushing special meeting, OceanFirst stockholders and Flushing stockholders will not know the market value of the merger consideration that Flushing stockholders will receive at the effective time. Furthermore, the implied value of OceanFirst common stock to be paid to the Flushing stockholders upon completion of the first merger could be at the closing of the mergers significantly less than $19.76, which was the closing price per share of Flushing common stock on the last trading day before the public announcement of the merger agreement, based on any fluctuations in the market price of OceanFirst common stock. You should obtain current market quotations for shares of OceanFirst common stock (Nasdaq: OCFC) and for shares of Flushing common stock (Nasdaq: FFIC).

The market price of OceanFirst common stock after the mergers may be affected by factors different from those currently affecting the shares of OceanFirst common stock or Flushing common stock.

As a result of the first merger, Flushing stockholders will become OceanFirst stockholders, and certain adjustments may be made to the combined company’s business as a result of the mergers. Accordingly, the results of operations of the combined company and the market price of OceanFirst common stock after the completion of the mergers may be affected by factors different from those currently affecting the independent results of operations of each of OceanFirst and Flushing. For a discussion of the businesses of OceanFirst and Flushing and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus.

The opinion delivered by KBW to the OceanFirst board of directors and the opinion delivered by PSC to the Flushing board of directors, respectively, prior to the entry into the merger agreement will not reflect changes in circumstances that may have occurred since the date of the opinions.

The opinion of KBW, OceanFirst’s financial advisor, to the OceanFirst board of directors, was delivered on and dated December 28, 2025 and the opinion of PSC, Flushing’s financial advisor, to the Flushing board of directors was delivered on and dated December 29, 2025. Changes in the operations and prospects of OceanFirst or Flushing, general market and economic conditions and other factors which may be beyond the control of OceanFirst and Flushing, and the market prices of OceanFirst common stock and Flushing common stock, may have altered the value of OceanFirst or Flushing or the prices of shares of OceanFirst common stock and Flushing common stock as of the date of this joint proxy statement/prospectus, or may alter such values and prices by the effective time. The opinions do not speak as of the date of this joint proxy statement/prospectus or as of any other date subsequent to the dates of those opinions.

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the mergers.

Before the mergers and the bank merger may be completed, the requisite approvals, consents and non-objections must be obtained from the Federal Reserve, OCC and NYDFS. Under the investment agreement, before the investment by Warburg may be completed, Warburg must have received reasonably satisfactory oral confirmation from staff of the legal division of the Federal Reserve that the consummation of the transactions contemplated by the investment agreement will not result in Warburg being deemed to have, or have acquired, “control” of OceanFirst or any of its subsidiaries for purposes of the BHC Act or CIBC Act and the implementing regulations thereunder, either (a) individually or (b) as part of an “association” or group “acting in concert” with any other person with respect to the transactions contemplated by the investment agreement contemplated to occur at the investment closing, as those terms are defined and interpreted by the Federal Reserve under Regulation Y (12 C.F.R. Part 225). Other approvals, waivers or consents from regulators may also be required, both for the mergers and for the investment.

In determining whether to grant these approvals and confirmations, such regulatory authorities consider a variety of factors. These approvals or confirmations could be delayed or not obtained at all, including due to (a) a party’s regulatory standing (or adverse development in respect thereof), (b) any other factors considered by regulators when granting such approvals or confirmations, including governmental, political or community group inquiries, investigations or opposition, or (c) changes in legislation or the political environment generally.

The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the merger agreement or the investment agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying or jeopardizing the completion of any of the transactions contemplated by the merger agreement or the investment agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the mergers or otherwise reducing the anticipated benefits of the mergers (including the investment and its inclusion as common equity tier 1 capital, assuming the mergers and the investment are consummated successfully and within the expected timeframe). In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in abandonment of the mergers and the investment. Additionally, the completion of the mergers and the investment is conditioned on the absence of certain orders, injunctions or decrees by any governmental entity of competent jurisdiction that would prevent, prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement or the investment agreement, as applicable.

OceanFirst and Flushing have agreed in the merger agreement to use commercially reasonable efforts to (a) promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the mergers, the bank merger and the OceanFirst issuance), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities and (b) respond to any request for information and to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated thereby in each case in a reasonably prompt and timely matter, including the sale, divestiture or disposition of assets, properties or businesses of OceanFirst, Flushing or their respective subsidiaries. However, under the terms of the merger agreement, neither OceanFirst nor Flushing, nor any of their respective subsidiaries, is required or permitted (without the written consent of the other party), to take any action, or agree to any condition or restriction, in connection with obtaining the requisite regulatory approvals that would reasonably be expected to have, individually or in the aggregate, a material adverse effect (measured on a scale relative to OceanFirst and its subsidiaries, taken as a whole) on the combined company and its subsidiaries, taken as a whole, after giving effect to the mergers.

OceanFirst and Warburg have agreed in the investment agreement to use reasonable best efforts to promptly prepare and file for all permits, consents, approvals, confirmations and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the investment as promptly as reasonably practicable, and to respond to any request for information from any government authority related to the foregoing, so as to enable the parties to consummate the transactions contemplated by the investment agreement. However, under the terms of the investment agreement, neither OceanFirst nor any of its subsidiaries is permitted (without the written consent of the other party), and none of Warburg or any of their affiliates is required, to take any action, or commitment to take or refrain from taking any action, or acceptance or agreement to any condition or restriction, in each case, that would reasonably be expected to cause Warburg, its affiliates or any of their partners or principals to (a) “control” OceanFirst or be required to become a bank holding company, in each case, pursuant to the BHC Act; (b) “control” OceanFirst or be required to provide prior notice pursuant to the CIBC Act; (c) serve as a source of financial strength to OceanFirst pursuant to the BHC Act; or (d) enter into any capital or liquidity maintenance agreement or any similar agreement with any governmental entity, provide capital support to OceanFirst, Flushing or any of their respective subsidiaries or otherwise commit to or contribute any additional capital to, provide other funds to, or make any other investment in, OceanFirst, Flushing or any of their respective subsidiaries.

Consummation of the mergers is conditioned upon the prior or concurrent closing of the investment.

As a condition to the consummation of the mergers, OceanFirst must prior to or concurrently therewith consummate the purchase and sale of OceanFirst common stock and OceanFirst NVCE stock by Warburg pursuant to the investment agreement. Although OceanFirst has a legally binding agreement with Warburg pursuant to which Warburg has agreed to invest $225 million in OceanFirst’s qualifying equity securities substantially concurrently with the merger closing, the obligation of Warburg to make such investment is subject to various conditions. Failure to consummate (or a delay in consummating) the investment may cause the failure or delay in the ability of the parties to consummate the mergers.

Failure to consummate the mergers and investment could negatively impact OceanFirst and Flushing.

The consummation of the mergers is subject to the receipt of requisite regulatory and requisite stockholder approvals and the satisfaction of other customary closing conditions, including the substantially concurrent consummation of the investment, as noted above. If the mergers are not completed for any reason, including as a result of OceanFirst stockholders or Flushing stockholders failing to grant the applicable requisite stockholder approval at the applicable company’s special stockholders meeting or the imposition of a materially burdensome regulatory condition resulting in either OceanFirst or Flushing refusing to consummate the mergers, there may be various adverse consequences and OceanFirst and Flushing may experience negative reactions from the financial markets and from their customers and employees. For example, OceanFirst’s business and Flushing’s business may each be impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the mergers, without realizing any of the anticipated benefits of consummating the mergers.

Additionally, if the merger agreement is terminated, the market price of the OceanFirst common stock and/or the Flushing common stock could decline to the extent that current market prices reflect a market assumption that the mergers and/or, in the case of OceanFirst, the investment will be beneficial and will be consummated. OceanFirst or Flushing also could be subject to litigation related to any failure to complete the mergers or, in the case of OceanFirst, the investment or to proceedings commenced against OceanFirst or Flushing to perform its obligations under the merger agreement or, in the case of OceanFirst, the investment agreement. If the merger agreement is terminated under certain circumstances, either party may be required to pay a termination fee equal to $21,431,924 to the other party. If OceanFirst receives a termination fee from Flushing, it may be required to remit a portion of that fee to Warburg. The merger agreement also provides that OceanFirst will be required to pay Flushing a termination fee equal to $46,339,296 under certain circumstances where the merger agreement is terminated due to the investment not being consummated.

Additionally, OceanFirst and Flushing have incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement and, in the case of OceanFirst, the investment agreement, as well as the costs and expenses of preparing, filing, printing and mailing of a joint proxy statement/prospectus in connection with the mergers, and all filing and other fees paid in connection with the mergers. As of the date of signing the merger agreement, such transaction and integration costs were estimated to be approximately $106 million pre-tax, but the actual costs could fluctuate. If the mergers and/or the investment are not completed, OceanFirst and Flushing would have to pay these expenses without realizing the expected benefits of the mergers and/or the investment, as applicable. Although OceanFirst or Flushing may be entitled to receive a termination fee from the other party if the merger agreement is terminated under certain circumstances, (a) such payments may not be sufficient to fully compensate OceanFirst or Flushing for the losses it may incur in connection with a failure of the mergers to be consummated and (b) OceanFirst may be required to remit a portion of the termination fee it receives to Warburg.

Combining OceanFirst and Flushing may be more difficult, costly or time-consuming than expected, and the combined company may fail to realize the anticipated benefits of the mergers.

The success of the mergers will depend, in part, on the anticipated cost savings from combining the businesses of OceanFirst and Flushing. To realize certain anticipated benefits and cost savings from the mergers, OceanFirst and Flushing must successfully integrate and combine their businesses in a manner that permits those benefits and cost savings to be realized without adversely affecting current revenues and future growth. If OceanFirst and Flushing are not able to successfully achieve these objectives, such anticipated benefits and cost savings of the mergers may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the mergers could be less than anticipated, and integration may result in additional and unforeseen expenses. For reference, as of the date of signing the merger agreement, the costs savings for the transaction were estimated to be approximately $64 million for the full year 2027.

An inability to realize the full extent of the anticipated benefits of the mergers and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the capital position, revenues, levels of expenses and operating results of the combined company following the completion of the mergers, which may adversely affect the value of the common stock of the combined company following the completion of the mergers.

OceanFirst and Flushing have operated and, until the completion of the mergers, must continue to operate independently.

It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with their stakeholders or to achieve the anticipated benefits and cost savings of the mergers. Integration efforts between the companies may also divert management attention and resources. These integration matters could have an adverse effect on OceanFirst or Flushing during this pre-closing period and for an undetermined period after consummation of the mergers on the combined company.

Furthermore, the board of directors and executive leadership of the combined company and the surviving bank will consist of former directors and executive officers from each of OceanFirst and Flushing, as well as the Warburg director. Combining the boards of directors and management teams of each company into a single board of directors and a single management team could require the reconciliation of differing priorities and philosophies.

The combined company may be unable to retain OceanFirst and/or Flushing personnel successfully after the mergers are completed.

The success of the mergers will depend, in part, on the combined company’s ability to retain the talent and dedication of key employees currently employed by OceanFirst and Flushing. It is possible that these employees may decide not to remain with OceanFirst or Flushing, as applicable, while the mergers are pending or with the combined company after the mergers are consummated. If OceanFirst and Flushing are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, OceanFirst and Flushing could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the mergers, if key employees terminate their employment, the combined company’s business activities may be adversely affected, and management’s attention may be diverted from successfully hiring suitable replacements, all of which may cause the combined company’s business to suffer. OceanFirst and Flushing also may not be able to locate or retain suitable replacements for any key employees who leave either company.

OceanFirst and Flushing will be subject to business uncertainties and contractual restrictions while the mergers are pending.

Uncertainty about the effect of the mergers on employees and customers may have an adverse effect on OceanFirst or Flushing. These uncertainties may impair OceanFirst’s or Flushing’s ability to retain and motivate key personnel until the mergers are completed and could cause customers and others that deal with OceanFirst or Flushing to seek to change existing business relationships with OceanFirst or Flushing. In addition, subject to certain exceptions, each of OceanFirst and Flushing has agreed to operate its business in the ordinary course in all material respects and to refrain from taking certain actions that may adversely affect its ability to

(a) consummate the transactions contemplated by the merger agreement on a timely basis without the consent of the other party and (b) in the case of OceanFirst, obtain any necessary approvals of any governmental entity in connection with the investment without the consent of Warburg. These restrictions may prevent OceanFirst or Flushing from pursuing attractive business opportunities that may arise prior to the completion of the mergers.

OceanFirst and Flushing have incurred, and the combined company is expected to incur substantial costs related to the mergers and integration.

OceanFirst and Flushing have incurred and expect to incur a number of non-recurring costs associated with the mergers and, in the case of OceanFirst, the investment. These costs include legal, financial, accounting, consulting and other advisory fees, retention, severance and employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs, closing, integration and other related costs. Some of these costs are payable by OceanFirst and/or Flushing regardless of whether the mergers are completed.

In addition, the combined company will incur integration costs following the completion of the mergers as OceanFirst and Flushing integrate their businesses, including facilities and systems consolidation costs and employment-related costs. OceanFirst and Flushing may also incur additional costs to maintain employee morale and to retain key employees. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While OceanFirst and Flushing have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the combined company taking charges against earnings following the completion of the mergers, and the amount and timing of such charges are uncertain at present. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time.

Stockholder litigation related to the mergers and/or the investment could prevent or delay the completion of the mergers and/or the investment, result in the payment of damages or otherwise negatively impact the business and operations of OceanFirst or Flushing.

Stockholders may bring claims in connection with the mergers and/or the investment and, among other remedies, may seek damages or an injunction preventing the mergers and/or the investment from closing. If any plaintiff were successful in obtaining an injunction prohibiting OceanFirst or Flushing from completing the mergers or any other transactions contemplated by the merger agreement or OceanFirst and Warburg from consummating the investment (or any portion thereof), then such injunction may delay or prevent the effectiveness of the mergers and the investment and could result in costs to OceanFirst or Flushing, including costs in connection with the defense or settlement of any stockholder lawsuits filed in connection with the mergers and/or the investment. Further, such lawsuits and the defense or settlement of any such lawsuits may have an adverse effect on the financial condition and results of operations of OceanFirst, Flushing or the combined company.

The merger agreement may be terminated in accordance with its terms, and the mergers may not be consummated.

The obligation of the merger agreement parties to consummate the first merger is subject to a number of conditions that must be satisfied or waived in order to consummate the mergers. Those conditions include, among other things: (a) receiving the requisite OceanFirst and Flushing stockholder approvals of certain matters relating to the mergers at each company’s respective special stockholders meeting; (b) the authorization for listing on the Nasdaq, subject to official notice of issuance, of the shares of OceanFirst common stock to be issued pursuant to the merger agreement, (c) the receipt of the requisite regulatory approvals and that no requisite regulatory approval contains any materially burdensome regulatory condition; (d) the absence of any order, injunction, decree or other legal restraint preventing the consummation of the mergers, the bank merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger, the bank merger or any of the other transactions contemplated by the merger agreement illegal; (e) the registration statement of which this joint proxy statement/prospectus is a part being declared effective by the SEC under the Securities Act and not withdrawn; and (f) the consummation of the investment concurrently with the closing of the mergers. Each party’s obligation to consummate the mergers is also subject to certain additional conditions, including: (i) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party (including the absence of any material adverse effect, as defined in the merger agreement); (ii) the performance in all material respects by the other party of its obligations under the merger agreement; and (iii) the receipt by each party of an opinion from its counsel to the effect that the mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code.

These conditions to the consummation of the first merger may not be satisfied or waived in a timely manner or at all, and, accordingly, the mergers may not be consummated. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after the requisite stockholder approvals, or Flushing or OceanFirst may elect to terminate the merger agreement in certain other circumstances.

The investment agreement may be terminated in accordance with its respective terms and the investment may not be consummated.

The obligation of the parties to the investment agreement to consummate the investment is subject to a number of conditions which must be satisfied or waived in order to consummate the investment. Those conditions include, among other things: (a) all of the conditions to the merger closing will have been satisfied or waived, other than the investment condition and those conditions that by their nature can only be satisfied or waived at the merger closing (but subject to such conditions then being satisfied or waived), (b) the first merger will have been consummated, or will be consummated substantially concurrently with the investment closing, in accordance with the terms and conditions of the merger agreement; (c) Warburg must have received reasonably satisfactory oral confirmation from staff of the legal division of the Federal Reserve that the consummation of the investment will not result in Warburg being deemed to have, or to have acquired, “control” of OceanFirst or any of its subsidiaries for purposes of the BHC Act or CIBC Act; and (d) the absence of any order, injunction, decree or other legal restraint preventing the completion of the investment or making the completion of the investment or any of the other transactions contemplated by the investment agreement illegal. Each party’s obligation to consummate the investment is also subject to certain additional customary conditions, including (i) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party, and (ii) the performance in all material respects by the other party of its obligations under the investment agreement.

These conditions to the consummation of the investment may not be satisfied or waived in a timely manner or at all, and, accordingly, the investment may not be consummated. In addition, the parties to the investment agreement can mutually decide to terminate the investment agreement at any time, before or after the requisite stockholder approvals, or the parties may elect to terminate the investment agreement in certain other circumstances.

The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is preliminary and the actual consideration to be issued in the first merger as well as the actual financial condition and results of operations of the combined company after the mergers may differ materially.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the mergers and the investment been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record OceanFirst’s identifiable assets acquired and liabilities assumed at fair value and the resulting bargain purchase gain recognized. The merger consideration value allocation reflected in this joint proxy statement/prospectus is preliminary, and the final allocation thereof will be based upon the value of the actual merger consideration and the fair value of the assets and liabilities of OceanFirst as of the merger closing date. Accordingly, the actual value of the merger consideration may vary significantly from the value used in preparing the unaudited pro forma combined consolidated financial information in this joint proxy statement/prospectus. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document.

Certain of OceanFirst’s and Flushing’s directors and executive officers may have interests in the mergers that may differ from, or are in addition to, the interests of OceanFirst stockholders and Flushing stockholders.

OceanFirst stockholders and Flushing stockholders should be aware that some of OceanFirst’s and Flushing’s directors and executive officers may have interests in the mergers and have arrangements that are different from, or in addition to, those of OceanFirst stockholders and Flushing stockholders. These interests and arrangements may create potential conflicts of interest. The OceanFirst board of directors and the Flushing board of directors were aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the merger agreement, and in recommending that OceanFirst stockholders vote to approve the OceanFirst issuance proposal, the OceanFirst exemption amendment proposal and the OceanFirst adjournment proposal and that Flushing stockholders vote to approve the Flushing merger proposal, the Flushing compensation proposal and the Flushing adjournment proposal.

The announcement of the mergers could disrupt OceanFirst’s and Flushing’s relationships with their employees, customers, suppliers, business partners and others, as well as their operating results and business generally.

Whether or not the mergers are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the mergers on OceanFirst’s and Flushing’s business include the following:

•	their employees may experience uncertainty about their future roles, which might adversely affect OceanFirst’s and Flushing’s ability to retain and hire key personnel and other employees;

•

customers, suppliers, business partners and other parties with which OceanFirst and Flushing maintain business relationships may experience uncertainty about their future and seek alternative relationships with third parties, seek to alter their business relationships with OceanFirst and Flushing or fail to extend existing relationships with OceanFirst and Flushing; and

•	OceanFirst and Flushing have each expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the mergers.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact each party’s results of operations and financial condition.

The merger agreement limits OceanFirst’s and Flushing’s respective abilities to pursue alternatives to the mergers and may discourage other companies from trying to acquire OceanFirst or Flushing.

The merger agreement contains “no shop” covenants that restrict each of OceanFirst’s and Flushing’s ability to, directly or indirectly, among other things, initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, or, subject to certain exceptions generally related to the exercise of fiduciary duties by each respective board of directors, engage or participate in any negotiations concerning, or provide any confidential or nonpublic information or data relating to, any alternative acquisition proposals, subject to certain exceptions. These provisions, which could result in a $21,431,924 termination fee payable under certain circumstances, may discourage a potential third-party acquirer that might have an interest in acquiring all or a significant part of OceanFirst or Flushing from considering or making that acquisition proposal.

The shares of OceanFirst common stock to be received by Flushing stockholders as a result of the first merger will have different rights from the shares of Flushing common stock.

Upon completion of the first merger, the rights of former Flushing stockholders who receive shares of OceanFirst common stock in the first merger and thereby become OceanFirst stockholders will be governed by the OceanFirst charter and the OceanFirst bylaws. The rights associated with Flushing common stock are different from the rights associated with OceanFirst common stock. See the section entitled “Comparison of Stockholders’ Rights.”

Each OceanFirst stockholder or Flushing stockholder will have a reduced ownership and voting interest in the combined company after the consummation of the mergers than the holder’s interest in OceanFirst or Flushing individually, as applicable, prior to the consummation of the mergers and may exercise less influence over management.

OceanFirst stockholders and Flushing stockholders currently have the right to vote in the election of the board of directors and on other matters affecting OceanFirst and Flushing, respectively. Each OceanFirst stockholder and each Flushing stockholder before the mergers will be an OceanFirst stockholder upon completion of the mergers, with a percentage ownership of the shares of common stock of the combined company that is smaller than the holder’s percentage ownership of either shares of OceanFirst common stock or shares of Flushing common stock individually, as applicable, prior to the consummation of the mergers. Further, based on the number of shares of OceanFirst common stock and Flushing common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of OceanFirst common stock expected to be issued in the first merger and the investment, the former Flushing stockholders, as a group, are estimated to receive approximately thirty (30%) of the outstanding shares of the combined company immediately after the first merger and the investment, and the shares of OceanFirst common stock currently held by OceanFirst stockholders as a group are estimated to represent approximately fifty-eight percent (58%) of the outstanding shares of the combined company immediately after the first merger and the investment. As such, a former stockholder of Flushing will, immediately after the merger closing, own a percentage of OceanFirst common stock equal to such stockholder’s current percentage ownership of Flushing multiplied by approximately thirty percent (30%) (disregarding any ownership of OceanFirst such stockholder may otherwise hold). Because of this, Flushing stockholders may have less influence on the management and policies of the combined company than they now have on the management and policies of Flushing, and OceanFirst stockholders may have less influence on the management and policies of the combined company after the closing of the mergers than they now have on the management and policies of OceanFirst.

Issuance of shares of OceanFirst common stock in connection with the mergers and the investment may adversely affect the market price of OceanFirst common stock.

In connection with the payment of the merger consideration, based on the number of shares of Flushing common stock outstanding or reserved for issuance as of February 20, 2026, the last practicable trading day before the date of this joint proxy statement/prospectus, OceanFirst expects to issue approximately 28,801,083 million shares of OceanFirst common stock to Flushing stockholders and approximately 784,584 million shares of OceanFirst common stock to the holders of Flushing restricted stock unit awards in the aggregate in the first merger. In addition, in connection with the investment, OceanFirst expects to issue approximately 9.5 million shares of OceanFirst common stock to Warburg. The issuance of these new shares of OceanFirst common stock may result in fluctuations in the market price of OceanFirst common stock, including a stock price decrease.

Risks Relating to OceanFirst’s Business

You should read and consider risk factors specific to OceanFirst’s business that will also affect the combined company after the mergers. These risks are described in the “Risk Factors” section of OceanFirst’s Annual

Report on Form 10-K for the year ended December 31, 2024, and in any updates to those risk factors set forth in OceanFirst’s Quarterly Reports on Form 10-Q and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 201 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risks Relating to Flushing’s Business

You should read and consider risk factors specific to Flushing’s business that will also affect the combined company after the mergers. These risks are described in the “Risk Factors” section of Flushing’s Annual Report on Form 10-K for the year ended December 31, 2024, and in any updates to those risk factors set forth in Flushing’s Quarterly Reports on Form 10-Q and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 201 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE OCEANFIRST SPECIAL MEETING

This section contains information for OceanFirst stockholders about the special meeting that OceanFirst has called to allow OceanFirst stockholders to consider and vote on the OceanFirst issuance proposal, the OceanFirst exemption amendment proposal and the OceanFirst adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the OceanFirst special meeting, and a form of proxy card that the OceanFirst board of directors is soliciting for use by OceanFirst stockholders at the OceanFirst special meeting and at any adjournments or postponements of the OceanFirst special meeting.

Date, Time and Place of the OceanFirst Special Meeting

The OceanFirst special meeting will be held virtually via the internet on April 2, 2026 at 4:00 p.m. Eastern Time. OceanFirst stockholders may participate in the virtual meeting by accessing www.virtualshareholdermeeting.com/OCFC2026SM.

Matters to Be Considered

At the OceanFirst special meeting, OceanFirst stockholders will be asked to consider and vote on the following proposals:

•	the OceanFirst issuance proposal;

•	the OceanFirst exemption amendment proposal; and

•	the OceanFirst adjournment proposal.

Recommendation of the OceanFirst Board of Directors

The OceanFirst board of directors unanimously recommends that the OceanFirst stockholders vote “FOR” the OceanFirst issuance proposal, “FOR” the OceanFirst exemption amendment proposal and “FOR” the OceanFirst adjournment proposal. See the section entitled “The Transactions—OceanFirst’s Reasons for the Mergers; Recommendation of the OceanFirst Board of Directors” for a more detailed discussion of the OceanFirst board of directors’ recommendation.

Record Date and Quorum

The OceanFirst board of directors has fixed the close of business on February 20, 2026 as the OceanFirst record date for the determination of OceanFirst stockholders entitled to notice of, and to vote at, the OceanFirst special meeting. As of the close of business on the OceanFirst record date, there were 57,402,016 shares of OceanFirst common stock outstanding held by 2,463 holders of record.

The presence at the OceanFirst special meeting, in person or by proxy, of holders of a majority of all of the shares entitled to vote at the meeting will constitute a quorum for the transaction of business at the OceanFirst special meeting. Virtual attendance at the OceanFirst special meeting constitutes “in person” attendance for purposes of establishing a quorum. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. As it is expected that all proposals to be voted on at the OceanFirst special meeting will be “non-routine” matters, as discussed in the section entitled “—Broker Non-Votes,” OceanFirst does not expect any broker non-votes to occur at the OceanFirst special meeting.

Under the OceanFirst bylaws, even if less than a quorum, the chair of the meeting or the holders of a majority of the shares of OceanFirst common stock entitled to vote who are present, in person or by proxy, may adjourn the meeting from time to time without further notice.

At the OceanFirst special meeting, each share of OceanFirst common stock is entitled to one (1) vote on all matters properly submitted to OceanFirst stockholders; provided, however, that under Section C of Article 4 of the OceanFirst charter, no OceanFirst stockholder who beneficially owns, directly or indirectly, more than ten percent (10%) of OceanFirst common stock outstanding as of the OceanFirst record date may vote shares held in excess of that amount.

Each member of the OceanFirst board of directors and certain officers of OceanFirst have entered into voting agreements with Flushing pursuant to which, on the terms and subject to the conditions and exceptions set forth therein, each of the directors and officers party thereto has agreed to vote all OceanFirst common stock that such director or officer owns and has the power to vote in favor of the OceanFirst issuance (unless the OceanFirst board of directors makes a recommendation change permitted by the merger agreement). Each member of the OceanFirst board of directors and officers of OceanFirst party to the OceanFirst voting agreements also agreed to vote against any acquisition proposal or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any agreement or amendment to OceanFirst’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, delay, postpone, discourage, frustrate or materially and adversely affect the consummation of the transactions contemplated by the merger agreement and against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of OceanFirst contained in the merger agreement or of the stockholder contained in the applicable OceanFirst voting agreement (in each case, unless the OceanFirst board of directors makes a recommendation change permitted by the merger agreement). As of the close of business on the OceanFirst record date, such persons beneficially owned and were entitled to vote, in the aggregate, 1,939,597 shares of OceanFirst common stock, allowing them to exercise approximately 3.4% of the voting power of OceanFirst common stock (which does not include shares issuable upon the exercise, vesting or settlement of OceanFirst equity-based awards that were not outstanding as of the close of business on the OceanFirst record date).

Broker Non-Votes

A broker non-vote occurs when (a) a bank, broker, trustee or other nominee has discretionary authority to vote on one (1) or more proposals to be voted on at a meeting of stockholders but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (b) the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Under stock exchange rules, banks, brokers, trustees and other nominees holding shares in “street name” do not have discretionary voting authority with respect to any of the proposals described in this joint proxy statement/prospectus to be voted at the OceanFirst special meeting. It is expected that all proposals to be voted on at the OceanFirst special meeting will be “non-routine” matters, and, as such, if a beneficial owner of shares of OceanFirst common stock held in “street name” does not give voting instructions to the bank, broker, trustee or other nominee, then those shares will not be counted as present in person or by proxy at the OceanFirst special meeting and will not be counted for purposes of establishing a quorum.

Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. Since it is expected that all proposals to be voted on at the OceanFirst special meeting will be “non-routine” matters, OceanFirst does not expect any broker non-votes to occur at the OceanFirst special meeting.

Assuming a quorum is present, if you hold shares of OceanFirst common stock in “street name” and fail to issue voting instructions to your bank, broker, trustee or other nominee, it will not have any effect on the OceanFirst issuance proposal, or the OceanFirst adjournment proposal, but will have the effect of a vote “AGAINST” the OceanFirst exemption amendment proposal.

Vote Required; Treatment of Abstentions and Failure to Vote

OceanFirst issuance proposal:

Vote required: Approval of the OceanFirst issuance proposal requires the affirmative vote of a majority of votes cast by holders of shares of OceanFirst common stock at the OceanFirst special meeting. Approval of the OceanFirst issuance proposal is an express condition to the completion of the first merger and the investment.

Effect of abstentions and failure to vote: An abstention by an OceanFirst stockholder who is present (in person or by proxy) at the OceanFirst special meeting (or an OceanFirst stockholder who is not present at the OceanFirst special meeting and does not respond by proxy) will have no effect on the OceanFirst issuance proposal. If you are a beneficial owner of OceanFirst common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of OceanFirst common stock, your bank, broker, trustee or other nominee will not be able to vote your shares on the OceanFirst issuance proposal or any other proposal being considered by the OceanFirst stockholders as described in this joint proxy statement/prospectus and therefore such shares of OceanFirst common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the OceanFirst issuance proposal will not have any effect on the OceanFirst issuance proposal.

OceanFirst exemption amendment proposal:

Vote required: Approval of the OceanFirst exemption amendment proposal requires the affirmative vote of holders of at least eighty percent (80%) of the voting power of the outstanding shares of OceanFirst common stock, subject to the ten percent (10%) voting restriction. Approval of the OceanFirst exemption amendment proposal is not an express condition to the completion of the first merger or the investment. In addition, if the mergers are not consummated, then the OceanFirst charter exemption amendment will not become effective.

Effect of abstentions and failure to vote: An abstention by an OceanFirst stockholder who is present (in person or by proxy) at the OceanFirst special meeting (or an OceanFirst stockholder who is not present at the OceanFirst special meeting and does not respond by proxy) will have the same effect as a vote “AGAINST” the OceanFirst exemption amendment proposal. If you are a beneficial owner of OceanFirst common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of OceanFirst common stock, your bank, broker, trustee or other nominee may not vote your shares on the OceanFirst exemption amendment proposal and therefore such shares of OceanFirst common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the OceanFirst exemption amendment proposal will have the same effect as a vote “AGAINST” the OceanFirst exemption amendment proposal.

OceanFirst adjournment proposal:

Vote required: Whether or not a quorum will be present at the meeting, approval of the OceanFirst adjournment proposal requires the affirmative vote of a majority of votes cast by holders of shares of OceanFirst common stock at the OceanFirst special meeting. Approval of the OceanFirst adjournment proposal is not an express condition to the completion of the first merger or the investment.

Effect of abstentions and failure to vote: An abstention by an OceanFirst stockholder who is present (in person or by proxy) at the OceanFirst special meeting (or an OceanFirst stockholder who is not present at the OceanFirst special meeting and does not respond by proxy) will have no effect on the OceanFirst adjournment proposal. If you are a beneficial owner of OceanFirst common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of OceanFirst common stock, your bank, broker, trustee or other nominee may not vote your shares on the OceanFirst adjournment proposal and therefore such shares of OceanFirst common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the OceanFirst adjournment proposal will not have any effect on the OceanFirst adjournment proposal.

Attending the OceanFirst Special Meeting

The OceanFirst special meeting may be accessed via the OceanFirst special meeting website, where OceanFirst stockholders will be able to listen to the OceanFirst special meeting, submit questions and vote online. You are entitled to attend the OceanFirst special meeting via the OceanFirst special meeting website only if you were a stockholder of record at the close of business on the OceanFirst record date or you held your shares of OceanFirst common stock beneficially in the name of a bank, broker, trustee or other nominee as of the OceanFirst record date, or you hold a valid proxy for the OceanFirst special meeting.

If you are a record holder, you will be able to attend the OceanFirst special meeting online, ask questions and vote during the meeting by visiting www.virtualshareholdermeeting.com/OCFC2026SM and following the instructions. Please have your control number, which can be found on your proxy card, notice or email previously received, to access the meeting. If you are a beneficial owner, you also will be able to attend the OceanFirst special meeting online, ask questions and vote during the meeting only if you obtain a legal proxy from the broker or other agent that holds your shares, giving you the right to vote the shares, by visiting www.virtualshareholdermeeting.com/OCFC2026SM and following the instructions. Please have your 16-digit control number, which can be found on your proxy card, notice or email previously received, to access the meeting. Please review this information prior to the OceanFirst special meeting to ensure you have access.

See the section entitled “—Shares Held in Street Name” below for further information.

Even if you plan to attend the OceanFirst special meeting, OceanFirst recommends that you vote your shares in advance by proxy as described below so that your vote will be counted if you later decide not to or become unable to attend the OceanFirst special meeting.

Proxies

An OceanFirst stockholder may vote by proxy or at the OceanFirst special meeting. If you hold your shares of OceanFirst common stock in your name as a record holder, to submit a proxy, you, as an OceanFirst stockholder, may use one of the following methods:

•	by telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;

•	through the internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or

•	by completing, signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope.

If you intend to submit your proxy by telephone or via the internet, you must do so by 11:59 p.m., Eastern Time, on the day before the OceanFirst special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the OceanFirst special meeting.

OceanFirst requests that OceanFirst stockholders vote by telephone, over the internet or by completing, signing, dating and returning the accompanying proxy card and returning it to OceanFirst as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of OceanFirst common stock represented by it will be voted at the OceanFirst special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the OceanFirst issuance proposal, “FOR” the OceanFirst exemption amendment proposal and “FOR” the OceanFirst adjournment proposal.

If you hold your shares through a bank, broker, trustee or other nominee, you should check the voting instruction card provided by your bank, broker, trustee or other nominee to determine whether you may vote by telephone or the internet.

Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the OceanFirst special meeting. Sending in your proxy card or voting by telephone or on the internet will not prevent you from voting your shares personally at the OceanFirst special meeting because you may revoke your proxy at any time before it is voted. See “—Revocability of Proxies” below for further information.

Shares Held in Street Name

If you hold shares in the name of a bank, broker, trustee or other nominee (e.g., in a brokerage or other account in “street name”), then you are a “beneficial owner” of such shares. Please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee in order to vote such shares.

If your shares are held in the name of a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. You may not vote shares held in “street name” by returning a proxy card directly to OceanFirst unless you have obtained a legal proxy from your bank, broker, trustee or other nominee.

Further, banks, brokers, trustees or other nominees who hold shares of OceanFirst common stock on behalf of their customers may not give a proxy to OceanFirst to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the OceanFirst special meeting, including the OceanFirst issuance proposal, OceanFirst exemption amendment proposal and OceanFirst adjournment proposal.

Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the OceanFirst special meeting virtually via the OceanFirst special meeting website. Sending in your proxy card or voting by telephone or via the internet will not prevent you from voting your shares personally via the OceanFirst special meeting website at the OceanFirst special meeting because you may subsequently revoke your proxy. See the section entitled “—Revocability of Proxies” below for further information.

Revocability of Proxies

If you directly hold shares of OceanFirst common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at your meeting. You can do this by:

•	submitting a written notice that you would like to revoke your proxy to the corporate secretary of OceanFirst;

•	signing and returning a proxy card with a later date;

•	voting by telephone or the internet at a later time; or

•	attending the OceanFirst special meeting virtually and voting at the OceanFirst special meeting via the OceanFirst special meeting website.

If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:

•	contacting your bank, broker, trustee or other nominee; or

•

attending the OceanFirst special meeting and voting your shares at the OceanFirst special meeting; however, you will need to obtain a legal proxy from the OceanFirst stockholder of record indicating that you were the beneficial owner of those shares on the OceanFirst record date and that you are authorized to vote such shares and will also need to follow the other applicable procedures discussed above. Please contact your bank, broker, trustee or other nominee for further instructions.

Attendance virtually at the OceanFirst special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by OceanFirst after the vote will not affect the vote. If you intend to submit your proxy by telephone or via the internet, you must do so by 11:59 p.m., Eastern Time, on the day before the OceanFirst special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the OceanFirst special meeting.

Adjournments and Postponements

Although it is not currently expected, the OceanFirst special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. In the event that there is present, in person or by proxy, sufficient favorable voting power to secure the vote of OceanFirst stockholders necessary to approve the OceanFirst issuance proposal, OceanFirst does not anticipate that it will adjourn or postpone the OceanFirst special meeting, unless it is advised by counsel that such adjournment or postponement is necessary under applicable law to allow additional time for any disclosure. Any adjournment or postponement of the OceanFirst special meeting for the purpose of soliciting additional proxies will allow OceanFirst stockholders who have already sent in their proxies to revoke them at any time prior to their use at the OceanFirst special meeting as adjourned or postponed.

Delivery of Proxy Materials

As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus will be delivered to OceanFirst stockholders residing at the same address, unless such OceanFirst stockholders have notified OceanFirst of their desire to receive multiple copies of the joint proxy statement/prospectus.

OceanFirst will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any OceanFirst stockholder residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to OceanFirst’s proxy solicitor, Alliance Advisors, by emailing OCFC@allianceadvisors.com or by calling toll-free at 833-218-4459, or for banks, brokers, trustees and other nominees, collect at 833-218-4459.

Solicitation of Proxies

OceanFirst and Flushing will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, OceanFirst has retained Alliance Advisors to assist it in soliciting proxies and has agreed to pay Alliance Advisors a fee of $18,000 plus the reimbursement of certain costs and expenses incurred in connection with the solicitation. OceanFirst and its proxy solicitor may also request banks, brokers, trustees and other nominees holding shares of OceanFirst common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of OceanFirst. No additional compensation will be paid to our directors, officers or employees for solicitation.

Other Matters to Come Before the OceanFirst Special Meeting

OceanFirst management knows of no other business to be presented at the OceanFirst special meeting, but if any other matters are properly presented at the meeting or any adjournments or postponements thereof, the persons named in the proxies will vote upon them in accordance with the recommendation of the OceanFirst board of directors.

Assistance

If you need assistance in completing your proxy card, have questions regarding the OceanFirst special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Investor Relations,

OceanFirst Financial Corp., 110 West Front Street, Red Bank, NJ 07701, email investorrelations@oceanfirst.com or telephone: (888) 623-2633 Ext. 27516 or OceanFirst’s proxy solicitor, Alliance Advisors, by emailing OCFC@allianceadvisors.com or by calling toll-free at 833-218-4459, or for banks, brokers, trustees and other nominees, collect at 833-218-4459.

OCEANFIRST PROPOSALS

PROPOSAL 1: OCEANFIRST ISSUANCE PROPOSAL

OceanFirst is asking the OceanFirst stockholders to approve the issuance of shares of (a) OceanFirst common stock to Flushing stockholders pursuant to the merger agreement and (b) OceanFirst common stock, shares of OceanFirst NVCE stock and a warrant pursuant to the investment agreement (including the issuance of any shares of OceanFirst common stock and/or OceanFirst NVCE stock (i) into which such securities are directly or indirectly convertible or exercisable and (ii) issuable upon adjustments pursuant to the terms thereof).

Pursuant to the merger agreement, based on the number of shares of Flushing common stock outstanding or reserved for issuance as of February 20, 2026, the last practicable trading day before the date of this joint proxy statement/prospectus, OceanFirst expects to issue approximately 28,801,083 million shares of OceanFirst common stock to Flushing stockholders and approximately 784,584 million shares of OceanFirst common stock to the holders of Flushing restricted stock unit awards in the aggregate in the first merger. Pursuant to the investment agreement, OceanFirst is expected to issue approximately (a) 9.5 million shares of OceanFirst common stock at a purchase price of $19.76 per share and (b) 1,900 shares of OceanFirst NVCE stock at a purchase price of $19,760 per share (representing the economic equivalent of approximately 1.9 million shares of OceanFirst common stock). In addition, Warburg will receive a warrant to purchase approximately 11,400 shares of OceanFirst NVCE stock with an exercise price of $19,760 per share of OceanFirst NVCE stock (representing the economic equivalent of approximately 11.4 million shares of OceanFirst common stock).

Under Nasdaq Listing Rule 5635(a), a company listed on the Nasdaq is required to obtain stockholder approval prior to the issuance of common stock or securities convertible into or exercisable for common stock, in connection with the acquisition of stock of another company if (a) the common stock has or will have upon issuance voting power equal to or in excess of twenty percent (20%) of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock or (b) the number of shares of common stock to be issued is or will be equal to or in excess of twenty percent (20%) of the number of shares of common stock outstanding before the issuance of the stock or securities.

If the first merger and the investment are completed, the number of shares of OceanFirst common stock issued, and securities convertible into or exercisable for OceanFirst common stock, will exceed twenty percent (20%) of the OceanFirst common stock outstanding before such issuance. In this proposal, OceanFirst is asking OceanFirst stockholders to authorize the issuance of OceanFirst common stock, OceanFirst NVCE stock and the warrant in connection with the first merger and the investment.

Approval of the OceanFirst issuance proposal requires the affirmative vote of a majority of votes cast by holders of shares of OceanFirst common stock at the OceanFirst special meeting. The approval of the OceanFirst issuance proposal is an express condition to the completion of the first merger and the investment.

The OceanFirst board of directors unanimously recommends a vote “FOR” the OceanFirst issuance proposal.

PROPOSAL 2: OCEANFIRST EXEMPTION AMENDMENT PROPOSAL

OceanFirst is asking the OceanFirst stockholders to approve the amendment of Section C of Article FOURTH of the OceanFirst charter in a manner to exempt Warburg and their affiliates (but not any other stockholder of OceanFirst) from the application of Section C of Article FOURTH of the OceanFirst charter. Under Section C of Article FOURTH of the OceanFirst charter, no person who beneficially owns, directly or indirectly, more than ten percent (10%) of the then-outstanding shares of OceanFirst common stock is entitled to vote any shares held in excess of the ten percent (10%) threshold. A person or entity is deemed to beneficially own shares that are owned by an affiliate, as well as persons acting in concert with such person or entity. A copy of the proposed OceanFirst charter amendment is attached to this joint proxy statement/prospectus as Annex C. OceanFirst stockholders should read the OceanFirst charter amendment in its entirety.

Pursuant to the investment agreement, OceanFirst has agreed to, among other things, use reasonable best efforts to submit to the OceanFirst stockholders the proposed OceanFirst charter amendment for and obtain the requisite OceanFirst stockholder approval at the OceanFirst special meeting. A copy of the investment agreement is attached to this joint proxy statement/prospectus as Annex B. OceanFirst stockholders should read the investment agreement in its entirety.

Approval of the OceanFirst exemption amendment proposal requires the affirmative vote of the holders of at least eighty percent (80%) of the voting power of the outstanding shares of OceanFirst common stock, subject to the ten percent (10%) voting restriction. The approval of the OceanFirst exemption amendment proposal by OceanFirst stockholders is not an express condition to the completion of the first merger or the investment. If approved by stockholders at the OceanFirst special meeting, contingent upon the closing of the transactions contemplated by the merger agreement, the OceanFirst charter will be amended by the OceanFirst charter amendment, which form is attached to this joint proxy statement/prospectus as Annex C.

Under the investment agreement, OceanFirst agreed that, (a) at the meeting of OceanFirst stockholders to be held to vote on the matters proposed in this joint proxy statement/prospectus and (b) if the OceanFirst exemption amendment proposal is not approved at such stockholder meeting and the investment closing occurs, at each of the first three (3) annual meetings of OceanFirst stockholders following the investment closing (unless the exemption amendment is duly approved at a prior annual meeting of the OceanFirst stockholders), OceanFirst will use reasonable best efforts (including recommending the OceanFirst exemption amendment proposal to OceanFirst stockholders) to (i) submit to OceanFirst stockholders a proposal to amend Section C of Article FOURTH of the OceanFirst charter in a manner to exempt Warburg and its affiliates (but not any other OceanFirst stockholder) from the application of Section C of Article FOURTH of the OceanFirst charter and (ii) obtain the requisite approval of OceanFirst stockholders of the OceanFirst exemption amendment proposal at any such meeting of its stockholders and, if and when approved, cause (but with no obligation to cause prior to the investment closing) the exemption amendment to become effective; provided that following the first (1st) anniversary of the investment closing, OceanFirst’s obligations contained in the preceding clause (b) will be subject to receipt of a written request from Warburg no later than thirty (30) business days prior to the anniversary of the date on which OceanFirst first filed its proxy materials for the preceding annual OceanFirst stockholder meeting.

The OceanFirst board of directors unanimously recommends a vote “FOR” the OceanFirst exemption amendment proposal.

PROPOSAL 3: OCEANFIRST ADJOURNMENT PROPOSAL

The OceanFirst special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the OceanFirst special meeting to approve the OceanFirst issuance proposal. If, at the OceanFirst special meeting, the number of shares of OceanFirst common stock present or represented and voting in favor of the OceanFirst issuance proposal is insufficient to approve the OceanFirst issuance proposal, OceanFirst intends to move to adjourn the OceanFirst special meeting in order to enable the OceanFirst board of directors to solicit additional proxies for approval of the OceanFirst issuance proposal. In that event, OceanFirst will ask OceanFirst stockholders to vote upon the OceanFirst adjournment proposal, but not the OceanFirst issuance proposal.

In this proposal, OceanFirst is asking OceanFirst stockholders to authorize the holder of any proxy solicited by the OceanFirst board of directors, on a discretionary basis, to vote in favor of adjourning the OceanFirst special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from OceanFirst stockholders who have previously voted, if a quorum is not present or if there are not sufficient votes at the time of the OceanFirst special meeting to approve the OceanFirst issuance proposal. Pursuant to the OceanFirst bylaws, the OceanFirst special meeting may be adjourned without further notice being given.

Whether or not a quorum will be present at the meeting, approval of the OceanFirst adjournment proposal requires the affirmative vote of a majority of votes cast by holders of shares of OceanFirst common stock at the OceanFirst special meeting.

The approval of the OceanFirst adjournment proposal by OceanFirst stockholders is not an express condition to the completion of the first merger or the investment.

The OceanFirst board of directors unanimously recommends a vote “FOR” the OceanFirst adjournment proposal.

THE FLUSHING SPECIAL MEETING

This section contains information for Flushing stockholders about the special meeting of Flushing stockholders that Flushing has called to allow Flushing stockholders to consider and vote on the Flushing merger proposal, the Flushing compensation proposal and the Flushing adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the Flushing special meeting, and a form of proxy card that the Flushing board of directors is soliciting for use by Flushing stockholders at the Flushing special meeting and at any adjournments or postponements of the Flushing special meeting.

Date, Time and Place of the Flushing Special Meeting

The Flushing special meeting will be held on April 2, 2026, at 10:00 a.m. Eastern Time. Flushing stockholders may participate in the virtual meeting by accessing http://www.virtualshareholdermeeting.com/FFIC2026SM.

Matters to Be Considered

At the Flushing special meeting, Flushing stockholders will be asked to consider and vote on the following matters:

•	The Flushing merger proposal;

•	The Flushing compensation proposal; and

•	The Flushing adjournment proposal.

Recommendation of the Flushing Board of Directors

The Flushing board of directors has determined that the mergers are fair to, advisable and in the best interests of Flushing and Flushing stockholders and has unanimously approved the merger agreement. The Flushing board of directors unanimously recommends that Flushing stockholders vote “FOR” the Flushing merger proposal, “FOR” the Flushing compensation proposal and “FOR” the Flushing adjournment proposal. See the section entitled “The Transactions—Flushing’s Reasons for the Mergers; Recommendation of the Flushing Board of Directors” for a more detailed discussion of the Flushing board of directors’ recommendation.

Record Date and Quorum

The Flushing board of directors has fixed the close of business on February 20, 2026, as the Flushing record date for the determination of Flushing stockholders entitled to notice of, and to vote at, the Flushing special meeting. As of the close of business on the Flushing record date, there were 33,883,626 shares of Flushing common stock outstanding held by 753 holders of record. Each Flushing stockholder of record is entitled to cast one vote on each matter properly brought before the Flushing special meeting for each share of Flushing common stock that such holder owned of record as of the Flushing record date.

Holders of a majority of the shares of Flushing common stock entitled to vote on a matter at the Flushing special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Flushing special meeting. Virtual attendance at the Flushing special meeting constitutes “in person” attendance for purposes of establishing a quorum. All shares of Flushing common stock present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Flushing special meeting. Because, under applicable rules, banks, brokers, trustees and other nominees do not have discretionary voting authority with respect to any of the three proposals described in this joint proxy statement/prospectus to be voted on by Flushing stockholders, if a beneficial owner of Flushing common stock held in “street name” does not give voting instructions to the record holder of its, his or her shares, then those shares will not be counted as present in person or by proxy at the Flushing special meeting if no other proposals are brought before the Flushing special meeting.

Each member of the Flushing board of directors and certain officers of Flushing have entered into the Flushing voting agreements pursuant to which, on the terms and subject to the conditions and exceptions set forth therein, each of the directors and officers party thereto has agreed to vote all Flushing common stock that such director or officer owns and has the power to vote in favor of the adoption and approval of the merger agreement (unless the Flushing board of directors makes a recommendation change permitted by the merger agreement). Each member of the Flushing board of directors and each officer of Flushing party to the Flushing voting agreements also agreed to vote against any acquisition proposal or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any agreement or amendment to Flushing’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, delay, postpone, discourage, frustrate or materially and adversely affect the consummation of the transactions contemplated by the merger agreement and against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of Flushing contained in the merger agreement or of the stockholder contained in the applicable Flushing voting agreement (in each case, unless the Flushing board of directors makes a recommendation change permitted by the merger agreement). As of the close of business on the Flushing record date, such persons beneficially owned and were entitled to vote, in the aggregate, 1,908,485 shares of Flushing common stock, allowing them to exercise approximately 5.63% of the voting power of Flushing common stock (which does not include shares issuable upon the exercise, vesting or settlement of Flushing equity-based awards that were not outstanding as of the close of business on the Flushing record date).

Broker Non-Votes

A broker non-vote occurs when (a) a bank, broker, trustee or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (b) the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Under stock exchange rules, banks, brokers, trustees and other nominees holding shares in “street name” do not have discretionary voting authority with respect to any of the proposals described in this joint proxy statement/prospectus to be voted at the Flushing special meeting. It is expected that all proposals to be voted on the Flushing special meeting will be “non-routine” matters, and, as such, if a beneficial owner of shares of Flushing common stock held in “street name” does not give voting instructions to the bank, broker, trustee or other nominee, then those shares will not be counted as present in person or by proxy at the Flushing special meeting and will not be counted for purposes of establishing a quorum.

Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. Since it is expected that all proposals to be voted on at the Flushing special meeting will be “non-routine” matters, Flushing does not expect any broker non-votes to occur at the Flushing special meeting.

As the vote to approve the Flushing merger proposal is based on the total number of shares of Flushing common stock outstanding at the close of business on the record date, if you are a Flushing stockholder and fail to issue voting instructions to your bank, broker, trustee or other nominee, it will have the same effect as a vote “AGAINST” the Flushing merger proposal. Assuming a quorum is present, the failure to vote will not have any effect on the Flushing compensation proposal or the Flushing adjournment proposal. Although Flushing does not expect to bring any matters before the Flushing special meeting other than the three Flushing proposals described in this joint proxy statement/prospectus, if an additional matter is brought before the Flushing special meeting and is one on which brokers have discretionary voting authority and you fail to provide instructions to your broker with respect to the Flushing compensation proposal or the Flushing adjournment proposal, such broker non-votes will be counted for purposes of determining a quorum and will not have any effect on such proposal.

Vote Required; Treatment of Abstentions and Failure to Vote

Flushing Merger Proposal

Vote required: Approval of the Flushing merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Flushing common stock entitled to vote on the merger agreement. Approval of the Flushing merger proposal is an express condition to the completion of the first merger and the investment.

Effect of abstentions and failure to vote: An abstention by a Flushing stockholder who is present (in person or by proxy) at the Flushing special meeting (or a Flushing stockholder who is not present at the Flushing special meeting and does not respond by proxy) will have the same effect as a vote “AGAINST” the Flushing merger proposal. If you are a beneficial owner of Flushing common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of Flushing common stock, your bank, broker, trustee or other nominee may not vote your shares on the Flushing merger proposal and therefore such shares of Flushing common stock will not be counted for purposes of establishing a quorum. The failure to vote on the Flushing merger proposal will have the same effect as a vote “AGAINST” the Flushing merger proposal.

Flushing Compensation Proposal

Vote required: Approval of the Flushing compensation proposal requires the affirmative vote of a majority of votes cast at the Flushing special meeting by the holders of shares of Flushing common stock entitled to vote thereon. Approval of the Flushing compensation proposal is not an express condition to the completion of the first merger or the investment.

Effect of abstentions and failure to vote: An abstention by a Flushing stockholder who is present (in person or by proxy) at the Flushing special meeting (or a Flushing stockholder who is not present at the Flushing special meeting and does not respond by proxy) will have no effect on the Flushing compensation proposal. If you are a beneficial owner of Flushing common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of Flushing common stock, your bank, broker, trustee or other nominee may not vote your shares on the Flushing compensation proposal and therefore such shares of Flushing common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the Flushing compensation proposal will not have any effect on the Flushing compensation proposal.

Flushing Adjournment Proposal

Vote required: Whether or not a quorum is present, approval of the Flushing adjournment proposal requires the affirmative vote of a majority of votes cast at the Flushing special meeting by the holders of shares of Flushing common stock entitled to vote thereon. Approval of the Flushing adjournment proposal is not an express condition to the completion of the first merger or the investment.

Effect of abstentions and failure to vote: An abstention by a Flushing stockholder who is present (in person or by proxy) at the Flushing special meeting (or a Flushing stockholder who is not present at the Flushing special meeting and does not respond by proxy) will have no effect on the Flushing adjournment proposal. If you are a beneficial owner of Flushing common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of Flushing common stock, your bank, broker, trustee or other nominee may not vote your shares on the Flushing adjournment proposal and therefore such shares of Flushing common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the Flushing adjournment proposal will not have any effect on the Flushing adjournment proposal.

Attending the Flushing Special Meeting

The Flushing special meeting may be accessed via the Flushing special meeting website, where Flushing stockholders will be able to listen to the Flushing special meeting, submit questions and vote online. You are entitled to attend the Flushing special meeting via the Flushing special meeting website only if you were a stockholder of record at the close of business on the Flushing record date or you held your shares of Flushing common stock beneficially in the name of a bank, broker, trustee or other nominee as of the Flushing record date, or you hold a valid proxy for the Flushing special meeting.

If you are a record holder, you will be able to attend the Flushing special meeting online, ask questions and vote during the meeting by visiting http://www.virtualshareholdermeeting.com/FFIC2026SM and following the instructions. Please have your 16-digit control number, which can be found on your proxy card, notice or email previously received, to access the meeting. If you are a beneficial owner, you also will be able to attend the Flushing special meeting online, ask questions and vote during the meeting only if you obtain a legal proxy from the broker or other agent that holds your shares, giving you the right to vote the shares, by visiting http://www.virtualshareholdermeeting.com/FFIC2026SM and following the instructions. Please have your 16-digit control number, which can be found on your proxy card, notice or email previously received, to access the meeting. Please review this information prior to the Flushing special meeting to ensure you have access.

See the section entitled “—Shares Held in Street Name” below for further information.

All Flushing stockholders, including Flushing stockholders of record and Flushing stockholders who hold their shares through banks, brokers, trustees or other nominees, are invited to attend the Flushing special meeting. Flushing stockholders of record can vote during the Flushing special meeting. If you are not a Flushing stockholder of record, you must obtain a legal proxy executed in your favor from the record holder of your shares to be able to vote during the Flushing special meeting. If you plan to attend the Flushing special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. Flushing reserves the right to refuse admittance to anyone without proper proof of share ownership.

Proxies

If you are a Flushing stockholder of record, you may have your shares of Flushing common stock voted on matters presented at the Flushing special meeting in any of the following ways:

•	by proxy—Flushing stockholders of record have a choice of submitting a proxy:

•

by telephone or over the internet, by accessing the telephone number or website specified on the enclosed proxy card. The control number provided on your proxy card is designed to verify your identity when voting by telephone or by internet. Please be aware that, if you vote by telephone or over the internet, you may incur costs such as telephone and internet access charges for which you will be responsible;

•	by signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; or

•	during the virtual meeting—you may virtually attend the Flushing special meeting and cast your vote during the virtual meeting.

Shares Held in Street Name

If you are a beneficial owner of shares of Flushing common stock held in “street name,” you should receive instructions from your bank, broker, trustee or other nominee of record that you must follow in order to have your shares of Flushing common stock voted. Those instructions will identify which of the above choices are available to you in order to have your shares of Flushing common stock voted. If you have not received such voting instructions or require further information regarding such voting instructions, contact your broker. If your bank, broker, trustee or other nominee holds your shares of Flushing common stock in “street name,” such record holder will vote your shares of Flushing common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by such record holder with this joint proxy statement/prospectus. Please note that, if you are a beneficial owner of shares of Flushing common stock held in “street name” and wish to vote during the Flushing special meeting, you must provide a legal proxy executed in your favor from your bank, broker, trustee or other nominee at the Flushing special meeting.

Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the Flushing special meeting virtually via the Flushing special meeting website. Sending in your proxy card or voting by telephone or via the internet will not prevent you from voting your shares personally via the Flushing special meeting website at the Flushing special meeting because you may subsequently revoke your proxy. See the section entitled “—Revocability of Proxies” below for further information.

Voting of Proxies; Incomplete Proxies

If you submit a proxy, regardless of the method you choose to submit such proxy, the individuals named on the enclosed proxy card, and each of them, with full power of substitution, will vote your shares of Flushing common stock in the way that you indicate. When completing the internet or telephone processes or the proxy card, you may specify whether your shares of Flushing common stock should be voted for or against, or may choose to abstain from voting, on all, some or none of the specific items of business to come before the Flushing special meeting.

All shares represented by valid proxies that Flushing receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you properly sign your proxy card but do not mark the boxes showing how your shares of Flushing common stock should be voted on a matter, the shares of Flushing common stock represented by your properly signed proxy will be voted in accordance with the recommendation of the Flushing board of directors, which, as of the date of this joint proxy statement/prospectus, are “FOR” the Flushing merger proposal, “FOR” the Flushing compensation proposal and “FOR” the Flushing adjournment proposal.

Deadline to Vote by Proxy

Please refer to the instructions on your proxy or voting instruction card to determine the deadlines for submitting your proxy over the internet or by telephone. If you choose to submit a proxy by mailing a proxy card, your proxy card should be mailed in the accompanying prepaid reply envelope and must be received by Flushing’s Corporate Secretary by the time the Flushing special meeting begins.

Revocability of Proxies

If you are the Flushing stockholder of record, you have the right to revoke a proxy, whether delivered over the internet, by telephone or by mail, at any time before it is exercised, by submitting a later-dated proxy through any of the methods available to you, by giving written notice of revocation to Flushing’s Corporate Secretary, which must be received by the Corporate Secretary by 5:00 p.m. Eastern Time on the business day immediately prior to the date of the Flushing special meeting, or by attending the Flushing special meeting virtually and voting via the Flushing special meeting website. Attending the virtual Flushing special meeting alone, without voting at the Flushing special meeting, will not be sufficient to revoke your proxy. Written notice of revocation should be mailed to: 220 RXR Plaza, Uniondale, NY 11556-3825.

If you are a “street name” holder of Flushing common stock, you may change your vote by submitting new voting instructions to your bank, broker, trustee or other nominee. You must contact the record holder of your shares to obtain instructions as to how to change your proxy vote.

Adjournments and Postponements

Although it is not currently expected, the Flushing special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. In the event that there is present, in person or by proxy, sufficient favorable voting power to secure the vote of Flushing stockholders necessary to approve the Flushing merger proposal, Flushing does not anticipate that it will adjourn or postpone the Flushing special meeting, unless it is advised by counsel that such adjournment or postponement is necessary under applicable law to allow additional time for any disclosure. Any adjournment or postponement of the Flushing special meeting for the purpose of soliciting additional proxies will allow Flushing stockholders who have already sent in their proxies to revoke them at any time prior to their use at the Flushing special meeting as adjourned or postponed.

Delivery of Proxy Materials to Stockholders Sharing an Address

As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus will be delivered to multiple Flushing stockholders sharing an address, unless Flushing has previously received contrary instructions from one or more such stockholders. This is referred to as “householding.” Stockholders who hold their shares in “street name” can request further information on householding through their banks, brokers or other holders of record. On written or oral request to Flushing’s proxy solicitor, Sodali & Co., by emailing FFIC@investor.sodali.com or by calling toll-free at (800) 662-5200, or for banks, brokers, trustees and other nominees, collect at (203) 658-9400, Flushing will deliver promptly a separate copy of this document to a stockholder at a shared address to which a single copy of the document was delivered.

Solicitation of Proxies

Flushing is soliciting the proxies of Flushing stockholders in conjunction with the mergers. Flushing will bear the cost of soliciting proxies from Flushing stockholders. In addition to solicitation of proxies by mail, Flushing will request that banks, brokers, trustees and other nominees send proxies and proxy material to the beneficial owners of Flushing common stock and secure their voting instructions. Flushing has engaged Sodali & Co., to assist Flushing in soliciting proxies and has agreed to pay the firm a fee of $17,500 plus the reimbursement of certain costs and expenses incurred in connection with the solicitation.

Other Matters to Come Before the Flushing Special Meeting

Flushing management knows of no other business to be presented at the Flushing special meeting, but if any other matters are properly presented at the meeting or any adjournments or postponements thereof, the persons named in the proxies will vote upon them in accordance with the recommendation of the Flushing board of directors.

Assistance

If you are a Flushing stockholder and have questions about the mergers or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, please contact Flushing Bank, Investor Relations, 220 RXR Plaza, Uniondale, NY 11556-3825, Attn: Susan K. Cullen, by emailing IR@flushingbank.com, or by calling toll-free at (718) 961-5400, or Flushing’s proxy solicitor, Sodali & Co., by emailing FFIC@investor.sodali.com or by calling toll-free at (800) 662-5200, or for banks, brokers, trustees and other nominees, collect at (203) 658-9400.

FLUSHING PROPOSALS

PROPOSAL 1: FLUSHING MERGER PROPOSAL

Pursuant to the merger agreement, Flushing is asking Flushing stockholders to adopt the merger agreement. Flushing stockholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the mergers. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. After careful consideration, the Flushing board of directors, by a unanimous vote, (a) determined that the merger agreement and the transactions contemplated thereby are fair to, advisable and in the best interests of Flushing and Flushing stockholders and (b) adopted and approved the merger agreement and the transactions contemplated thereby.

The approval of the Flushing merger proposal by Flushing stockholders is an express condition to the completion of the first merger and the investment.

The Flushing board of directors unanimously recommends a vote “FOR” the Flushing merger proposal.

PROPOSAL 2: FLUSHING COMPENSATION PROPOSAL

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Flushing is seeking a non-binding, advisory stockholder approval of the compensation of Flushing’s named executive officers that is based on or otherwise relates to the mergers as disclosed in the section entitled “The Transactions—Interests of Certain Flushing Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to Flushing’s Named Executive Officers” beginning on page 120. The proposal gives Flushing stockholders the opportunity to vote, on a non-binding, advisory basis, on the merger-related compensation that may be paid or become payable to Flushing’s named executive officers.

The Flushing board of directors encourages you to review carefully the named executive officer merger-related compensation information disclosed in this joint proxy statement/prospectus, and, accordingly, is asking Flushing stockholders to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that the compensation that will or may be paid or become payable to the Flushing named executive officers, in connection with the mergers, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Transactions—Interests of Certain Flushing Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to Flushing’s Named Executive Officers” is hereby APPROVED.”

The vote on the Flushing compensation proposal is a vote separate and apart from the votes on the Flushing merger proposal and the Flushing adjournment proposal. Accordingly, if you are a Flushing stockholder, you may vote to approve the Flushing merger proposal and/or the Flushing adjournment proposal and vote not to approve the Flushing compensation proposal, and vice versa. The approval of the Flushing compensation proposal by Flushing stockholders is not an express condition to the completion of the first merger or the investment. Because the vote on the Flushing compensation proposal is advisory only, it will not affect the obligation of Flushing or OceanFirst to pay or provide the compensation contemplated by the compensation agreements and arrangements. Accordingly, if the mergers are completed, the merger-related compensation will be paid to Flushing’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Flushing stockholders fail to approve the advisory vote regarding merger-related compensation.

The Flushing board of directors unanimously recommends a vote “FOR” the Flushing compensation proposal.

PROPOSAL 3: FLUSHING ADJOURNMENT PROPOSAL

The Flushing special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Flushing special meeting to approve the Flushing merger proposal. If, at the Flushing special meeting, the number of shares of Flushing common stock present or represented and voting in favor of the Flushing merger proposal is insufficient to approve the Flushing merger proposal, Flushing intends to move to adjourn the Flushing special meeting in order to enable the Flushing board of directors to solicit additional proxies for approval of the Flushing merger proposal. In that event, Flushing will ask Flushing stockholders to vote upon the Flushing adjournment proposal, but not the Flushing merger proposal.

In this proposal, Flushing is asking Flushing stockholders to authorize the holder of any proxy solicited by the Flushing board of directors, on a discretionary basis, to vote in favor of adjourning the Flushing special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Flushing stockholders who have previously voted, if a quorum is not present or if there are not sufficient votes at the time of the Flushing special meeting to approve the Flushing merger proposal. Pursuant to the Flushing bylaws, the Flushing special meeting may be adjourned without further notice being given if the new time and place is announced at the meeting prior to adjournment and the date is set thirty (30) days or less from the date of the original Flushing special meeting.

The approval of the Flushing adjournment proposal by Flushing stockholders is not an express condition to the completion of the first merger or the investment.

The Flushing board of directors unanimously recommends a vote “FOR” the Flushing adjournment proposal.

INFORMATION ABOUT OCEANFIRST

OceanFirst is incorporated under Delaware law and serves as the holding company for OceanFirst Bank. OceanFirst common stock is listed on the Nasdaq under the symbol “OCFC.” OceanFirst Bank, founded in 1902, is a $14.3 billion regional bank operating throughout New Jersey and in the major metropolitan markets of Philadelphia, New York, Baltimore, Washington D.C., and Boston. OceanFirst Bank delivers commercial and residential financing, treasury management, trust and asset management, and deposit services, and is one of the largest and oldest community-based financial institutions headquartered in New Jersey.

OceanFirst’s principal executive office is located at 110 West Front Street, Red Bank, New Jersey 07701 and its telephone number at that location is (732) 240-4500. OceanFirst’s website is www.oceanfirst.com. Additional information about OceanFirst and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 201.

INFORMATION ABOUT MERGER SUB

Merger sub is a Delaware corporation and a wholly-owned subsidiary of OceanFirst. Merger sub was formed by OceanFirst for the sole purpose of consummating the first-step merger.

INFORMATION ABOUT FLUSHING

Flushing is a Delaware corporation and a registered bank holding company headquartered in Uniondale, New York, with one wholly-owned banking subsidiary, Flushing Bank, which owns three subsidiaries: Flushing Preferred Funding Corporation, Flushing Services Corporation, and FSB Properties Inc. Flushing Bank also operates an internet branch, which operates under the brands of iGObanking.com® and BankPurely®. Flushing Bank is a full-service New York state-chartered commercial bank whose principal business is attracting retail deposits from the general public and investing those deposits, together with funds generated from ongoing operations and borrowings, primarily in (a) originations and purchases of multi-family residential properties, commercial business loans, commercial real estate mortgage loans and, to a lesser extent, one-to-four family (focusing on mixed-use properties, which are properties that contain both residential dwelling units and commercial units); (b) construction loans; (c) Small Business Administration loans; (d) mortgage loan surrogates such as mortgage-backed securities; and (e) U.S. government securities, corporate fixed-income securities and other marketable securities. As of September 30, 2025, Flushing, together with its subsidiaries, had total assets of $8.872 billion, deposits of $7.415 billion, and stockholders’ equity of $0.711 billion.

Flushing’s principal source of income is dividends from Flushing Bank, issuances of subordinated debt and junior subordinated debt, and issuances of equity securities. Flushing Bank is a full-service New York state-chartered commercial bank and, as such, is regulated by the FDIC as its primary federal regulator and the NYDFS, as its chartering agency. In addition, Flushing Bank is regulated by the Consumer Financial Protection Bureau with respect to compliance with certain consumer financial laws.

Flushing common stock is traded on Nasdaq under the symbol “FFIC.” Additional information about Flushing and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. For additional information about Flushing and its subsidiaries, please visit Flushing’s website at www.flushingbank.com. The information provided on Flushing’s website (other than the documents incorporated by reference herein) is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. See the section entitled “Where You Can Find More Information” on page 201.

THE TRANSACTIONS

This section of the joint proxy statement/prospectus describes material aspects of the mergers and the investment. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the mergers and the investment. In addition, we incorporate important business and financial information about OceanFirst and Flushing into this document by reference. See the section entitled “Where You Can Find More Information” beginning on page 201.

Terms of the Mergers and the Investment

Each of OceanFirst’s and Flushing’s respective board of directors has approved the merger agreement and the transactions contemplated thereby, including the mergers and, in the case of the OceanFirst board of directors, the investment agreement and the transactions contemplated thereby. The merger agreement provides that, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Flushing, with Flushing as the surviving entity. Immediately following the first merger, Flushing will merge with and into OceanFirst, with OceanFirst as the surviving corporation. On the day immediately following the second effective time, Flushing Bank will merge with and into OceanFirst Bank, with OceanFirst Bank continuing as the surviving bank.

On the terms and subject to the conditions set forth in the merger agreement, at the effective time, holders of Flushing common stock issued and outstanding immediately prior to the effective time (except for shares of Flushing common stock owned by Flushing as treasury stock or owned by Flushing, OceanFirst or Merger Sub (subject to certain exceptions)) will be entitled to receive 0.85 of a share of OceanFirst common stock and cash in lieu of any fractional shares.

On the terms and subject to the conditions set forth in the investment agreement, at the investment closing, Warburg will invest an aggregate of $225 million in exchange for the sale and issuance by OceanFirst of approximately (a) 9.5 million shares of OceanFirst common stock at a purchase price of $19.76 per share and (b) 1,900 shares of OceanFirst NVCE stock at a purchase price of $19,760 per share, which represents the economic equivalent of approximately 1.9 million shares of OceanFirst common stock. In addition, Warburg will receive a warrant to purchase approximately 11,400 shares of OceanFirst NVCE stock with an exercise price of $19,760 per share of OceanFirst NVCE stock, which represents the economic equivalent of approximately 11.4 million shares of OceanFirst common stock. The warrant carries a term of seven (7) years and can be exercised voluntarily following the third (3rd) anniversary of the investment closing. The warrant can also be voluntarily exercised prior to the third (3rd) anniversary of the investment closing, (i) in the event the market price of OceanFirst common stock reaches or exceeds $30 per share at the closing of any trading day or (ii) in transactions involving a change of control of OceanFirst. The warrant is subject to mandatory exercise, at any time, in the event the market price of OceanFirst common stock reaches or exceeds $30 per share for twenty (20) or more trading days during any thirty (30) consecutive trading day period. In the event of a transaction involving a change of control of OceanFirst where less than ninety percent (90%) of the consideration in such transaction is comprised of equity securities that are traded on the Nasdaq or the NYSE, Warburg will be entitled to receive additional shares if Warburg exercises the warrant in connection with such transaction. In connection with such exercise, depending on the effective date and designated price of the warrant, Warburg would be entitled to receive, at a minimum, zero additional shares of OceanFirst NVCE stock and, at a maximum, 0.2885 additional shares of OceanFirst NVCE stock per share of OceanFirst NVCE stock underlying the warrant (which represents the economic equivalent of approximately 288.5 shares of OceanFirst common stock). See the section entitled “Investment Agreement—Covenants and Agreements—Covenants Regarding OceanFirst NVCE Stock” beginning on page 161 for more information.

See the sections entitled “The Merger Agreement” and “The Investment Agreement” for additional and more detailed information regarding the legal documents that govern the mergers and the investment, including information about the conditions to the completion of the mergers and the investment and the provisions for terminating or amending the merger agreement and the investment agreement.

Background of the Merger

The management of each of OceanFirst and Flushing and each of the OceanFirst board of directors and the Flushing board of directors frequently review their respective business strategies and objectives, including strategic opportunities and challenges. From time to time, the management teams and boards of directors of each of OceanFirst and Flushing have considered various strategic options potentially available to them, in each case with the goal of enhancing value for their respective stockholders and delivering the best possible services to their respective customers and communities. These strategic discussions have focused on, among other things, the business and regulatory environments facing financial institutions generally, as well as conditions and trends in the banking industry and financial markets, including for regional banks.

From time to time, the Flushing board of directors has engaged in reviews and discussions of Flushing’s long-term strategies and objectives, considering ways that it might enhance shareholder value and Flushing’s performance and prospects considering competitive and other relevant factors. Strategic options considered by the Flushing board of directors have included expanding organically, raising additional capital through private placements or public offerings of equity or debt securities, repositioning its balance sheet, and merging with another financial institution.

The first discussion between principals of the parties occurred over a telephone call between Mr. Buran, the President and Chief Executive Officer of Flushing, and Mr. Maher, the Chairman, President and Chief Executive Officer of OceanFirst, on October 2, 2023. In early November 2023, Mr. Buran and Mr. Maher attended an investor conference, at which they met to discuss their views on the banking market. They discussed potential opportunities for organic and non-organic growth, the current regulatory environment, escalating industry-wide technology investments, the competitive landscape for community banks of similar sizes, potential opportunities for diversification of revenue streams, the interest rate environment and prospects for change, as well as general economic circumstances. In an executive session of the Flushing board of directors held on November 21, 2023, Mr. Buran advised the Flushing board of directors of his conversation with Mr. Maher. Mr. Buran and Mr. Maher met again in early December 2023, at which time they discussed potential opportunities that a combination might present to their respective organizations. They discussed their general approaches to business and agreed to keep each other informed as to future interests in pursuing a business combination. Over the subsequent years, on several occasions, Mr. Buran and Mr. Maher had informal business discussions.

Between December 2023 and the summer of 2024, Mr. Buran and the Flushing board of directors discussed two potential business combination transactions and a proposal from a private equity firm to raise capital for Flushing. These discussions did not reach any advanced stages or result in any formal offers and were ultimately not pursued.

In August 2024, Mr. Buran and Mr. Maher met to resume their prior discussions of a potential business combination. They agreed to enter into a non-disclosure agreement (“NDA”) and to utilize The Kafafian Group as a common strategic advisory firm to assist with a preliminary pro forma analysis of the financial viability of a combination. The NDA was signed by both parties on September 11, 2024.

In October 2024, Flushing conducted a formal long-term strategic analysis with The Kafafian Group, and identified three long-term strategic paths, which were not necessarily mutually exclusive: (a) continue to operate independently, (b) become “quasi-independent” by obtaining private equity capital to more quickly restructure its balance sheet, and (c) sell to an upstream partner. Based on this analysis, Flushing’s management began to regularly consult with The Kafafian Group, to review Flushing’s financial performance and strategic alternatives and to periodically present matters of strategic interest.

In October 2024, Mr. Buran met with the chief executive officer of a similar-sized New York-based community bank (“Company A”) at the suggestion of a third party to discuss the possibility of a business combination. No progress was made during this meeting, and the parties ceased further discussions.

Mr. Buran and Mr. Maher met again briefly at an investor conference on November 7, 2024. Mr. Buran advised Mr. Maher that Flushing was contemplating a balance sheet restructuring and a capital raise that might temporarily delay discussions regarding a potential business combination. Mr. Buran and Mr. Maher also discussed OceanFirst’s desire to complete a capital raise concurrently with a potential merger to strengthen the balance sheet of the combined company.

On December 13, 2024, Mr. Buran received a text message from the chief executive officer of Company A inviting him to a meeting to discuss a possible business combination. No such meeting occurred, due to, among other reasons, Flushing management’s preoccupation with its ongoing capital raise.

On December 16, 2024, Flushing closed its capital raise, raising aggregate gross proceeds of $70 million. Flushing believed that this transaction strengthened its balance sheet for any future transactions.

On December 27, 2024, Mr. Buran and Mr. Maher spoke by telephone, each expressing an intention to continue their discussions with respect to a potential business combination. Mr. Buran informed Mr. Maher that its standard lock-up agreement from Flushing’s capital raise prohibited any activity regarding Flushing common stock until mid-March 2025. Mr. Buran and Mr. Maher covered at a high level certain proposed terms for the potential business combination, the steps that would need to be followed as part of the transaction process and various other topics, including Flushing’s commercial real estate portfolio and regulatory matters.

In January 2025, the parties executed a new NDA allowing for additional due diligence by the respective parties. The parties’ due diligence efforts continued into February, and at the meeting of the Flushing board of directors in February 2025, a financial analysis of the potential combined company prepared by the Kafafian Group was presented to and reviewed by the Flushing board of directors, which directed Mr. Buran to continue his discussions with Mr. Maher.

In early March 2025, Mr. Maher and Mr. Buran discussed their respective company’s most recent financial information and a business plan for the combined company. They also discussed, among other things, headquarters locations, goodwill impairment, required capital, and Mr. Maher’s interest in recasting OceanFirst’s existing subordinated debt at a lower rate. They further discussed their government banking concentration and managing that concentration on a go-forward basis. Subsequent due diligence by the parties continued following this call.

At a meeting of the OceanFirst board of directors on March 6, 2025, Mr. Maher provided updates on several potential strategic opportunities, including the potential business combination with Flushing. From March 6, 2025 until December 29, 2025, OceanFirst held several meetings of the OceanFirst board of directors, during which Mr. Maher provided an update on the status and various aspects of the proposed transaction, and the OceanFirst board of directors asked questions and discussed the proposed transaction.

On April 6, 2025, OceanFirst entered into a mutual non-disclosure agreement with Warburg in order to facilitate general discussions of possible investments and due diligence efforts.

On April 9, 2025, Mr. Buran, Mr. Maher, Patrick Barrett (OceanFirst’s Chief Financial Officer), and Susan Cullen (Flushing’s Chief Financial Officer) met to discuss certain matters with respect to the potential business combination, including pricing. The participants discussed certain early-stage business combination-related considerations, including confidentiality, regulatory and governance matters, CRE concentration, employee impact and related considerations, structuring the transaction as a tax-free reorganization, engagement of financial advisors, due diligence, post-signing interim operations, timing of the potential business combination, certain deal terms related to the potential business combination such as tail insurance for directors and officers, and technology platform integration.

At a meeting of the Flushing board of directors on April 29, 2025, Mr. Buran updated the directors regarding his discussions with OceanFirst. Mr. Buran noted that the deal would prospectively be structured as a one hundred percent (100%) stock-for-stock merger, with the Flushing stockholders receiving common stock of OceanFirst. He noted that OceanFirst had proposed a share exchange ratio of between 0.77 and 0.80 shares of OceanFirst for each outstanding share of Flushing common stock. The Flushing board of directors agreed with Mr. Buran that such exchange ratio was inadequate and that consultation with financial advisors would be appropriate to assist in evaluating any acquisition proposals. The Flushing board of directors unanimously directed Mr. Buran to continue his discussions with OceanFirst and to engage financial advisors to assist in evaluating this proposal.

In early May 2025, Mr. Buran and Mr. Maher discussed the views of their respective boards of directors with respect to the proposed transaction. Mr. Buran described the Flushing board of directors’ concern about the pricing and timing thereof in the then-current general operating environment for community banks. Mr. Buran and Mr. Maher discussed the need for additional capital to support the potential transaction and whether it should be raised by OceanFirst prior to or concurrently with the merger transaction. No agreement was reached, but Mr. Buran expressed his concern about the dilutive impact of a concurrent capital raise on Flushing.

In late May 2025, Mr. Buran and Mr. Maher met again and discussed the inclusion of six (6) members from the Flushing board of directors on the combined company’s board of directors. They also further discussed the need to source additional capital, at which time Mr. Maher noted that Warburg may be willing and well-situated to provide the entirety of the needed capital and that Warburg already had an existing relationship with OceanFirst. Mr. Maher also affirmed his commitment to retaining revenue-producing positions of Flushing and honoring existing Flushing contractual severance commitments.

At a meeting of the Flushing board of directors on June 11, 2025, Mr. Buran updated the Flushing board of directors regarding the recent discussions and developments of the proposed business combination with OceanFirst. Mr. Buran suggested that Flushing consider engaging PSC as Flushing’s financial advisor for the proposed transaction, while also continuing to utilize strategic input from The Kafafian Group. Flushing’s compensation committee (the “Compensation Committee”) also met and considered a presentation from Aon Consulting relating to the terms of Flushing’s existing severance policies relating to Flushing’s Vice Presidents and Assistant Vice Presidents, other employees, as well as certain other specified officers (not including any Executive Vice Presidents or above) and in its presentation made recommendations as to amendments thereof. Such recommendations were unanimously approved and the ratification of the engagement of Aon Consulting as the advisor to the Compensation Committee in connection with the proposed transaction was unanimously approved.

On June 17, 2025, reflecting prior discussions between Mr. Buran and Mr. Hickey of PSC, Mr. Hickey delivered to Hughes Hubbard a draft non-disclosure agreement in advance of PSC’s possible engagement. Later the same day, the non-disclosure agreement was executed and substantive communications between Flushing and PSC commenced.

During June and July 2025, discussions between Mr. Buran and Mr. Maher continued. On July 14, 2025, Mr. Maher informally suggested to Mr. Buran an exchange ratio range, the midpoint of which reflected an approximately twelve percent (12%) premium to Flushing’s most recent trading price of approximately $12.50. During this discussion, Mr. Buran noted that in any event Flushing would want a pricing collar to protect against downside movement in OceanFirst’s stock during the interim period. Mr. Maher rejected the possibility of any such collar. During such discussions, Mr. Maher also proposed (a) a sixty (60)-day exclusivity period, (b) financing of approximately $250 million of subordinated debt, and (c) a sale to Warburg of approximately $250 million of shares of common stock at approximately a seven-and-a-half percent (7.5%) discount to market.

At a meeting of the Flushing board of directors on July 24, 2025, Mr. Buran presented the terms of Mr. Maher’s proposal. The Flushing board of directors rejected the proposed pricing as inadequate, deferred any determination on any financing, and did not support any exclusivity agreement. The Flushing board of directors instructed management to work with Flushing’s advisors to determine an appropriate exchange ratio range, while continuing discussions with OceanFirst.

On the same day, Flushing’s Compensation Committee met (with the independent members of the Flushing board of directors present) to consider what measures would be necessary and appropriate to retain senior executives in connection with a transaction process given certain terms of existing employment agreements. At the meeting, the Compensation Committee received a presentation from Hughes Hubbard regarding severance and other provisions of existing employment contracts with senior executives as well as certain other legal and fiduciary considerations. Mr. Chris Richter and Mr. Todd Leone, partners at Aon Consulting, then advised the Compensation Committee and explained their recent work regarding Flushing’s severance policies. It was noted that the long-standing employment agreements of each of Messrs. Buran and Korzekwinski and Mses. Grasso and Kelly allowed each such executive to terminate his or her agreement during a two (2)-month period commencing on the six (6)-month anniversary of the stockholder approval of a change in control of Flushing and to receive specified severance benefits. It was also noted that as a result of such provisions, Flushing faced the risk that such executives could leave Flushing before a transaction closed, leaving Flushing without its experienced leadership for any transition, post-closing and/or in the event the transaction did not close. It was discussed that there could be no assurance as to the amount of time between signing and closing and other risks relating to the provisions. Aon Consulting then recommended to the Compensation Committee, based on industry data and other analyses, that Flushing enter into retention agreements with such executives to incentivize them to remain at Flushing beyond their termination period. The recommended retention amount was the amount of such executive’s base salary and target bonus (the latter being fifty-five percent (55%), forty-five (45%), forty-five percent (45%) and thirty-five percent (35%), of base salary for each of Mr. Buran, Ms. Grasso, Mr. Korzekwinski and Ms. Kelly, respectively, fifty percent (50%) of which would be payable in cash upon the merger closing and the remaining fifty percent (50%) of which would be payable six (6) months after the merger closing, in each case contingent on continued employment, thus incentivizing them to remain at Flushing and the surviving company. The Compensation Committee unanimously approved the retention agreements and recommended them to the Flushing board of directors, which unanimously, conditionally approved the retention agreements, subject only to future final action by the Flushing board of directors thereon.

On July 28, 2025, Messrs. Maher, Barrett and Buran and Ms. Cullen met in person to continue discussions of the preliminary terms of a potential business combination. No agreement on terms was reached.

At a meeting of the Flushing board of directors on July 31, 2025, Mr. Buran noted that on July 24, 2025, both Flushing and OceanFirst had publicly posted their respective earnings releases and were waiting to see the impact of the analyst reports on the respective stock prices of Flushing and OceanFirst, particularly for the purposes of pricing a potential transaction. He noted that the parties had discussed awaiting market reactions prior to resuming pricing discussions, which were expected to occur during the ensuing week.

At the same meeting, Mr. Buran also reported to the Flushing board of directors that he had received a letter from the chief executive officer of Company A suggesting the possibility of a business combination. The Flushing board of directors reviewed the contents of the letter and the implications of a potential transaction with Company A. The letter did not make or mention any offer or specific terms, and instead invited Flushing to engage in a discussion regarding a potential business combination. The Flushing board of directors proceeded to discuss Company A as a possible transaction partner, noting, among other things, that pursuing a transaction with Company A presented certain regulatory concerns and that Company A seemed to have a greater risk-taking proclivity than either Flushing or OceanFirst and was smaller bank than either Flushing or OceanFirst with substantially fewer branches and less assets than either Flushing or OceanFirst, and had no prior experience with bank acquisitions. The Flushing board of directors also discussed certain financial metrics such as Company A’s trading multiple and other financial data. After extensive discussion, including advice from Gary Simon of Hughes Hubbard as to the directors’ fiduciary duties, the Flushing board of directors unanimously instructed Mr. Buran, absent material new developments, not to engage with Company A’s representatives, and to continue discussions with OceanFirst. The Flushing board of directors engaged in further discussion regarding the synergies of the proposed OceanFirst transaction and instructed Mr. Buran and his team to negotiate an exchange ratio providing for a value of Flushing common stock of no less than $15.00 to $15.50 per share.

At a meeting of the Flushing board of directors on August 13, 2025, Mr. Hickey of PSC, which had not yet been engaged in connection with any proposed transaction, noted that he had received a phone call from the chief executive officer of Company A asking about a potential business combination with Flushing. The Flushing board of directors discussed with Mr. Hickey, in addition to the Flushing board of directors’ prior conclusions regarding a transaction with Company A, his view that Company A would have to raise at least $200 million to capitalize a deal with Flushing and that Company A may have significant challenges with consummating an acquisition for a company the size of Flushing as well as raising the necessary capital for such a transaction. Mr. Hickey discussed certain quantitative and financial considerations for a potential transaction with Company A, including the volatility of its stock and its smaller capital base.

At the same meeting, representatives of PSC and Mr. Robert Kafafian of The Kafafian Group presented to the Flushing board of directors as to the financial aspects of a potential transaction with OceanFirst. Mr. Kafafian presented as to the geographic locations of the bank branches and other operating combination considerations. Mr. Hickey and Mr. Pappas of PSC then discussed the financial aspects of the proposed OceanFirst transaction and pro forma projections on a combined basis. The Flushing board of directors discussed various exchange ratios and other financial information, including the implied value to Flushing stockholders at various exchange ratios, the tangible book value metrics of the combined company with approximately $25 billion of assets on a pro forma basis and the implied values and premiums at various measures. Mr. Hickey advised that the data indicated that performance on a combined basis should be synergistic and result in an implied price over both stand-alone prices. Mr. Hickey discussed a possible earn-back of three (3) years at an exchange ratio of 0.90 and other pricing considerations. Several days after such meeting, Mr. Buran relayed to Mr. Maher that the Flushing board of directors’ position of an exchange ratio of 0.92 in connection with the proposed transaction. On August 15, 2025, Mr. Maher called Mr. Buran and informed him that this exchange ratio was not acceptable to OceanFirst.

On August 18, 2025, Flushing received a letter from Company A including a confidential, non-binding indication of interest to acquire one hundred (100%) of the equity interests of Flushing at an exchange ratio of 0.2168, implying a purchase price of $15.83 as of August 15, 2025, while offering members of the Flushing board of directors forty percent (40%) of the surviving company’s board seats.

On August 20, 2025, following negotiations with PSC and approval by the Flushing board of directors, Flushing formally entered into an engagement letter with PSC for PSC to serve as Flushing’s financial advisor in connection with the proposed transaction and if required to render a fairness opinion in connection therewith. On the same day, Mr. Buran called Mr. Maher and informed him that Flushing remained interested in moving forward with discussions with OceanFirst but could delay discussions to later in the year if that would improve OceanFirst’s willingness to accept an exchange ratio of 0.92. Mr. Maher suggested he and Mr. Buran confer with their respective chief financial officers and financial advisors regarding financial matters relating to the proposed transaction.

At a meeting of the Flushing board of directors on August 25, 2025, Mr. Buran discussed the letter delivered by Company A on August 18, 2025. Following advice from Hughes Hubbard as to the fiduciary duties of the Flushing board of directors, the Flushing board of directors determined that the letter was only an indication of interest as it had no reference to financing or other deal certainty measures The Flushing board of directors referenced its prior conclusions and instructions regarding a transaction with Company A and instructed Mr. Buran not to respond to the letter for the same reasons previously determined.

On August 28, 2025, Mr. Maher, Mr. Buran, Ms. Cullen and Mr. Barrett met with representatives of OceanFirst along with representatives of KBW (financial advisor to OceanFirst) and representatives of PSC to discuss aspects of a potential merger. At the meeting, OceanFirst proposed a revised exchange ratio of between 0.80 and

0.84. In addition, the parties discussed prior guidance on book value dilution, earn back and a proposed CET1 ratio near eleven percent (11%) (measuring core capital against risk-weighted assets and thus serving as a key solvency indicator) as well as projected CRE concentration guidance at 419% and a required capital raise of $250 million. No agreement on terms was reached.

Based on prior guidance from the Flushing board of directors and advice from PSC, on September 5, 2025, Mr. Buran proposed to Mr. Maher a revised exchange ratio of 0.88 with a capital raise of no more than $150 million. Throughout September, Messrs. Maher and Buran continued to discuss the exchange ratio. On or about September 18. Mr. Maher informed Mr. Buran that he did not see any opportunity for further movement from OceanFirst’s latest pricing and suggested that the parties wait until third-quarter earnings were released in order to reassess and consider any pricing flexibility.

At the September 23, 2025, meeting of the Flushing board of directors, Mr. Buran updated the directors on the status of negotiations. He noted to the Flushing board of directors that during the time between the proposal from Mr. Maher and Mr. Buran’s counter proposal, a comparable community bank had similarly raised $250 million at a discount of 5.4%, implying the magnitude of potential expected financial dilution. Mr. Buran advised the Flushing board of directors that he had asked Mr. Maher to reconsider his decision not to raise capital prior to a merger. He reminded the Flushing board of directors that OceanFirst raising capital in advance would allow it to pay more for Flushing and minimize the dilutive impact on Flushing stockholders.

During October 2025, OceanFirst discussed the preliminary terms of the investment with Warburg. Flushing did not participate in such discussions. As those discussions progressed, on October 30, 2025, Mr. Hickey passed along to Flushing a draft he had received of a proposed non-disclosure agreement between Warburg and Flushing that would allow Warburg’s due diligence of Flushing to formally commence. Following negotiations between Flushing and Warburg, a non-disclosure agreement was executed between them on November 1, 2025, at which time Warburg’s due diligence of Flushing formally commenced.

On October 28, 2025, Mr. Buran and Ms. Cullen met in person with Mr. Maher and Mr. Barret, along with representatives of each of PSC and KBW. At the meeting the parties discussed potential deal terms, and it was preliminarily agreed by the companies’ representatives, among other things, that an exchange ratio in the transaction of 0.85 shares of OceanFirst common stock for each share of Flushing common stock may be acceptable to both companies, subject to further analysis and consultation with their respective financial advisors. The next day, Mr. Buran called Mr. Maher to inform him that Flushing was willing to move forward with discussions if OceanFirst would be able to target December 15, 2025 as an announcement date. Mr. Maher believed such timing could be achieved, but that a capital partner would need to be invited into the discussions as soon as possible.

On November 3, 2025, Mr. Buran and Mr. Maher met with representatives of Warburg to discuss the high-level terms of a potential transaction as well as to address certain preliminary due diligence matters.

On November 4, 2025, Flushing received from OceanFirst a written confidential, non-binding proposal for a merger. The proposal letter described, among other matters, (a) numerous reasons and benefits from a merger, (b) a proposed all-stock transaction with an exchange ratio of 0.85 shares of OceanFirst common stock for each share of Flushing common stock, implying a value of $15.34 per share of Flushing common stock based on recent pricing, (c) certain progress made with certain financing sources (including Warburg), (d) a proposed post-closing board composition of the surviving company of ten (10) OceanFirst nominees and six (6) Flushing nominees, (e) a four percent (4%) termination fee, (f) a proposal for Mr. Buran to become non-executive chairman and for other Flushing executives to be considered for retention with the surviving company (including Ms. Grasso, Mr. Korzekwinski and Ms. Kelly, who were identified as key employees to be considered), and (g) a sixty (60)-day exclusivity period.

On November 6, 2025, Mr. Buran met with Mr. Maher to discuss the terms of the above proposal. Mr. Buran noted, among other things, that (a) the proposed exchange ratio of 0.85 shares of OceanFirst common stock for each share of Flushing common stock may be acceptable, (b) Flushing would require some form of price protection by way of a pricing collar, (c) the requisite equity financing should be obtained prior to closing, (d) the financing risk must be borne solely by OceanFirst, although certain financing fees could be treated proportionately, (e) employees of Flushing without contracts severed in the merger must be compensated in accordance with Flushing’s existing applicable policies, and (f) the parties would cooperate to eliminate or minimize any tax code Section 280G impact. Mr. Buran further advised Mr. Maher as to the details of the recent Flushing retention agreements conditionally approved, rejected OceanFirst’s exclusivity proposal in order to preserve Flushing’s flexibility and informed Mr. Maher that OceanFirst’s request for a four percent (4%) termination fee was too high. Mr. Maher was agreeable to most of the foregoing, noting, among other things, that (i) some form of price protection for Flushing may be acceptable (but not a pricing collar), (ii) the exclusivity period could be limited to only one (1) month (only until December 8, 2025), and (iii) some flexibility with respect to the termination fee amount may be acceptable. Mr. Maher also informed Mr. Buran that the equity financing would not be obtained pre-closing but that OceanFirst would retain the risk thereof with some form of financing cost sharing to be proposed.

On November 6 and 7, 2025, PSC conducted market analyses and on the latter date provided a written report to Flushing regarding market analyses, precedent and other advice as to the size of break fees. The report also included an analysis regarding double trigger pricing protection in comparable deals, noting that none of such deals had actually experienced a triggered event.

On November 7, 2025, Hughes Hubbard received from Simpson Thacher a revised non-binding proposal, which provided, among other matters, (a) that any equity financing would be committed prior to announcement of the transaction, (b) there would be no conditionality relating to any Section 280G consequences, (c) the exchange ratio would be 0.85, (d) severance for employees would be at least as generous as that of Flushing prior to the closing, and (e) exclusivity would last until December 15, 2025.

On November 9, 2025, Ken Lefkowitz of Hughes Hubbard held a teleconference with representatives of Simpson Thacher in which he relayed, among other things, that Flushing (a) would accept an exclusivity period that extended until December 8, 2025, (b) would prefer to work directly with definitive documentation (rather execute a written letter of intent), (c) would need price protection in the form of a pricing collar and (d) could not agree to a termination fee until certain deal protection provisions were agreed. In that same teleconference, Matthew Nemeroff of Simpson Thacher noted that OceanFirst (i) wanted voting and support agreements from all directors and executive officers of Flushing and (ii) could not commit to any price protection in the form of a pricing collar. The parties agreed to share these positions with their respective clients.

On November 11, 2025, members of the management teams of both OceanFirst and Flushing Bank, along with representatives of the companies’ respective financial advisors, met via teleconference to discuss Flushing Bank’s operating environment and management structure. On the same day, OceanFirst and Flushing entered into certain exclusivity arrangements, which would expire on December 8, 2025.

On November 12, 2025, Sven Mickisch of Simpson Thacher replied to Mr. Lefkowitz regarding certain deal terms, including, among other things, (a) Flushing’s nomination rights with respect to the board of directors of the combined company, (b) a termination right that would provide certain price protection to Flushing stockholders, (c) voting and support agreements, and (d) OceanFirst’s responsibility for the payment of certain fees in connection with the equity financing.

On November 13, 2025, Mr. Buran and Mr. Maher, and members of their respective management teams met to discuss certain open issues with respect to the proposed transaction and certain other topics, including the status of due diligence by the parties, the aggregate amount of the proposed equity financing, and the desire of the parties to reduce the cost of such equity financing.

On November 14, 2025, Mr. Buran updated the Flushing board of directors as to the status of discussions with OceanFirst. Mr. Buran noted that the parties tentatively agreed to use SRA Consulting LLC, an independent consulting firm specializing in valuing loan portfolios, to conduct due diligence and report on the loans of both parties pursuant to agreed methodologies and that Mr. Korzekwinski was leading the ongoing negotiations with respect to the engagement of that firm.

On November 17, 2025, Simpson Thacher delivered to Hughes Hubbard an initial draft of the merger agreement. From November 17, 2025, until December 29, 2025, Simpson Thacher and Hughes Hubbard negotiated the terms of, and exchanged drafts of, the merger agreement and related documentation.

On November 19, 2025, representatives of Hughes Hubbard and Simpson Thacher had a conference call to discuss certain open matters. In particular, Simpson Thacher noted that there were certain preliminary diligence questions from OceanFirst that needed to be answered before OceanFirst would discuss revisions to the initial draft of the merger agreement.

On November 26, 2025, OceanFirst held a meeting of the OceanFirst board of directors to provide an update on the proposed investment with Warburg, with representatives of OceanFirst’s placement agent and also representatives of KBW in attendance. Representatives of OceanFirst’s placement agent discussed the terms of the proposed investment with Warburg, and Mr. Maher answered questions from the OceanFirst board of directors.

On December 1, 2025, Hughes Hubbard and Simpson Thacher discussed the status of certain outstanding issues with respect to the proposed transaction, including, among other issues, (a) the timing of the closing of the mergers, (b) reciprocity of the parties’ respective representations and warranties, (c) reciprocity of the parties’ respective interim operating covenants, (d) the premium cap for the directors’ and officers’ tail insurance policy, (e) whether Flushing should have the ability to actively solicit alternative transactions following the execution of the merger agreement, (f) whether OceanFirst should have the ability to override Flushing’s price protection termination right by increasing the exchange ratio, and (g) the availability of certain types of damages to Flushing if the merger agreement were terminated under certain circumstances.

On December 4, 2025, a meeting was held at 8:00 am Eastern Time at the offices of Simpson Thacher among Mr. Buran, Ms. Cullen, Mr. Maher, Mr. Steven Tsimbinos (OceanFirst’s General Counsel) and representatives of Hughes Hubbard and Simpson Thacher, to discuss open issues with respect to the transaction, including those issues described above.

On December 8, 2025, Simpson Thacher and Wachtell Lipton Rosen & Katz LLP (“Wachtell”), counsel to the Warburg, discussed certain structural matters pertaining to the proposed equity financing with Warburg.

On December 10, 2025, Simpson Thacher delivered to Hughes Hubbard a revised draft of the merger agreement, which included, among other things (a) generally reciprocal representations and warranties, (b) revised mechanics for nominating Flushing directors to the board of directors of the combined company, (c) a mutual termination right for the failure by either party to obtain the requisite OceanFirst stockholder approval or the requisite Flushing stockholder approval, and (d) a reverse termination fee to compensate Flushing for certain failures of OceanFirst or Warburg to consummate the equity financing.

On December 1, 2025, OceanFirst reached an agreement in principle with Warburg to purchase common and/or common equivalent equity securities of OceanFirst for a to-be-determined investment amount on terms and conditions to be negotiated by the parties. On December 14, 2025, Simpson Thacher delivered to Wachtell an initial draft of the investment agreement. From December 14, 2025 until December 29, 2025, Simpson Thacher and Wachtell negotiated the terms of, and exchanged drafts of, the investment agreement and related documentation.

On December 15, 2025, members of management of each of OceanFirst and Flushing met with representatives of Warburg to address Warburg’s remaining open due diligence items. Representatives of each of OceanFirst’s placement agent, KBW and PSC also attended this meeting.

At the December 16, 2025, meeting of the Flushing board of directors, Mr. Buran summarized the principal terms and issues of the proposed transaction with OceanFirst. The Flushing board of directors instructed management to continue working through the remaining issues with OceanFirst toward mutual agreement on the proposed transaction.

On December 17, 2025, OceanFirst held a meeting of the OceanFirst board of directors. At this meeting, representatives of KBW provided an overview of financial matters relating to the proposed transaction, which included an overview of the financial and market performance of the parties and the combined company. A representative of Simpson Thacher also provided the OceanFirst board of directors with an overview of the fiduciary duties and other considerations applicable to their evaluation of any potential merger transaction. Simpson Thacher then presented an overview of the terms of the merger agreement, including certain deal protection matters and closing considerations.

On the morning of December 19, 2025, Mr. Lefkowitz had a call with representatives of Simpson Thacher to discuss the remaining open issues in the merger agreement, which included, among other things, (a) certain termination rights, (b) the availability of termination fees and damages in connection with the termination of the merger agreement, (c) ongoing access requirements, (d) cybersecurity testing and compliance, and (e) whether to include (i) a “force-the-vote” provision, which would require Flushing to submit the merger agreement to Flushing stockholders for approval even if the Flushing board of directors changes its recommendation or (ii) a “fiduciary out” termination right, which would allow Flushing to terminate the agreement in connection with certain acquisition proposals. No significant progress was made, and the parties agreed to reconvene after speaking to their respective clients. On the same day, OceanFirst and Flushing agreed to extend exclusivity until December 29, 2025.

On December 20, 2025, Simpson Thacher provided to Hughes Hubbard a draft of the proposed investment agreement between Warburg and OceanFirst and Hughes Hubbard commenced its review thereof.

On December 23, 2025, after the completion of its review and discussion with Flushing, Hughes Hubbard sent to Simpson Thacher a revised draft of merger agreement, which included, among other things, certain revisions to (a) the representations and warranties of the parties, (b) the corporate governance post-closing combined company provisions, (c) the termination rights, including the reinsertion of a “fiduciary out” termination right for Flushing, and (d) the termination fee triggers.

On the evening of December 24, 2025, Simpson Thacher provided to Hughes Hubbard a further revised draft of the merger agreement. Negotiations continued during various conference calls on December 25, 2025 and December 26, 2025 leading to the final resolution of most of the remaining open issues.

With negotiations nearly completed, Flushing convened a meeting of the Flushing board of directors and the Compensation Committee on December 26, 2025. At the meeting, the Flushing board of directors received a presentation as to fiduciary duties and other legal matters from Hughes Hubbard, a financial presentation from PSC and a page-by-page summary from Hughes Hubbard of the draft merger agreement, draft voting and support agreement and bank merger agreement. In addition, the Flushing board of directors reviewed the corporate resolutions, and separately, the independent members of the Flushing board of directors and the Compensation Committee reviewed the benefits-related resolutions. It was agreed that the various Flushing board of directors’ committees would reconvene in the next few days for final input and discussion following finalization of the merger agreement.

On December 27, 2025, Hughes Hubbard sent to Simpson Thacher a revised draft of merger agreement, which included revised positions with respect to deal protection mechanisms and termination rights and fees.

On December 27, 2025, OceanFirst held a meeting of the OceanFirst board of directors, with representatives of each of Simpson Thacher and KBW in attendance, to discuss the substantially final terms of the proposed transaction. During the meeting, the OceanFirst board of directors discussed with representatives of Simpson Thacher the major issues of the proposed transactions and terms of the definitive agreements, including, among other things, the merger agreement and the investment agreement. Members of OceanFirst management provided an update on the final negotiation points and presented its view that from a documentation perspective the negotiations were nearing completion. KBW preliminarily reviewed the financial aspects of the proposed transaction with the OceanFirst board of directors. The OceanFirst board of directors adjourned until the following day to allow additional time to finalize the terms of the proposed transactions.

On December 28, 2025, the OceanFirst board of directors reconvened to continue its discussion of the terms of proposed transaction, with representatives of Simpson Thacher and KBW in attendance. At this meeting, KBW again reviewed the financial aspects of the proposed transaction with the OceanFirst board of directors and rendered an opinion to the OceanFirst board of directors, which was initially render verbally and confirmed in a written opinion, dated December 28, 2025, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the first merger was fair, from a financial point of view, to OceanFirst. See the section entitled “The Transactions—Opinion of OceanFirst’s Financial Advisor.” Simpson Thacher also discussed changes to the terms of the merger agreement and investment agreement. The OceanFirst board of directors adjourned again until the following day to allow additional time to finalize the terms of the proposed transactions.

On December 28, 2025, Simpson Thacher provided to Hughes Hubbard a revised draft of the merger agreement, addressing the revised positions presented in the December 27, 2025, draft. Representatives of each of Simpson Thacher and Hughes Hubbard held a teleconference to further discuss the remaining open points.

On December 29, 2025, Hughes Hubbard provided to Simpson Thacher a revised draft of the merger agreement. Upon review and discussion between representatives of Simpson Thacher and Hughes Hubbard, Simpson Thacher sent to Hughes Hubbard a further revised draft of the merger agreement, which included proposed final positions with respect to deal protection provisions as well as termination right triggers and fees.

On December 29, 2025, the OceanFirst board of directors reconvened to continue its discussion of the terms of the proposed transaction, with representatives of Simpson Thacher and KBW in attendance. Mr. Maher noted that there were no material changes in the financial terms of the proposed transaction since the preceding meeting, including the exchange ratio in the first merger addressed in KBW’s opinion. Representatives from Simpson Thacher provided an update on the final negotiation points and presented their view that from a documentation perspective the negotiations were effectively complete. At the conclusion of the meeting, after further review and discussion by the OceanFirst board of directors, including consideration of the factors described below under the section entitled “The Transactions—OceanFirst’s Reasons for the Mergers; Recommendation of the OceanFirst Board of Directors,” the OceanFirst board of directors unanimously determined that the first merger was fair to, advisable and in the best interests of OceanFirst and its stockholders and unanimously (a) determined that the merger agreement and the investment agreement, and the transactions contemplated thereby, are advisable, fair to and in the best interests of OceanFirst and its stockholders and (b) approved the execution, delivery and performance of the merger agreement and the investment agreement, and the consummation of the transactions contemplated thereby (and the bank merger was also approved by the board of directors of OceanFirst Bank at a joint meeting with the OceanFirst board of directors).

At a meeting of the Flushing board of directors and Compensation Committee on December 29, 2025, the directors were provided with various materials including a final version of the merger agreement. At such meeting, the Flushing board of directors received an updated and final financial presentation from PSC, an oral fairness opinion from PSC as to the transaction, as well as a walk-through of the content of the written form of such opinion, which PSC undertook to deliver after the meeting. For more information, see the section entitled “The Transactions—Opinion of Flushing’s Financial Advisor.” It also received a page-by-page summary from Hughes Hubbard of the differences in the presented merger agreement, voting and support agreement and bank merger agreement from the drafts thereof previously reviewed. The Flushing board of directors reviewed and discussed the corporate resolutions and in the form presented. Following final review and discussion by the Flushing board of directors, including consideration of the factors described below under the section entitled “The Transactions—Flushing’s Reasons for the Mergers; Recommendation of the Flushing Board of Directors,” the Flushing board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, including the mergers, are fair to, and in the best interests of, the Company and its stockholders and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby (and the bank merger was also approved by the board of directors of Flushing Bank at a joint meeting with the Flushing board of directors). Separately, the executive members of the Flushing board of directors and the Compensation Committee reviewed and discussed the benefits resolutions and unanimously approved them in the form presented.

Following the conclusion of the meetings of the OceanFirst board of directors and Flushing board of directors, OceanFirst and Flushing executed the merger agreement, and OceanFirst concurrently executed the investment agreement with Warburg. The transactions were announced thereafter in a press release jointly issued by OceanFirst and Flushing.

OceanFirst’s Reasons for the Mergers; Recommendation of the OceanFirst Board of Directors

After careful consideration, the OceanFirst board of directors, at a special meeting held on December 29, 2025, unanimously (a) determined that the merger agreement and the investment agreement, and the transactions contemplated thereby, are advisable, fair to and in the best interests of OceanFirst and its stockholders and (b) approved the execution, delivery and performance of the merger agreement and the investment agreement, and the consummation of the transactions contemplated thereby (and the bank merger was also approved by the board of directors of OceanFirst Bank at a joint meeting with the OceanFirst board of directors).

In reaching this decision, the OceanFirst board of directors evaluated the merger agreement, the mergers and the other matters contemplated by the merger agreement, as well as the investment agreement, in consultation with OceanFirst’s senior management, as well as with OceanFirst’s legal counsel and financial advisors, and considered a number of factors, including the following principal factors:

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each of OceanFirst’s and Flushing’s businesses, operations, financial condition, asset quality, earnings, markets and prospects, including the view of the OceanFirst board that Flushing’s business and operations provide a complementary addition to OceanFirst’s existing operations and lines of business;

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the strategic rationale for the mergers, including the fact that the combined company will be strategically positioned to capitalize on market opportunities in Flushing’s geographic footprint in New York, which is complementary to OceanFirst’s footprint;

•	the expectation that the combined company will have access to additional liquidity through committed capital of $225 million from Warburg;

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the fact that the combined company will have improved operational and financial scale to increase investment in the franchise, including its technology platform, in order to elevate the client experience, improve efficiencies, attract the highest quality talent, and enhance new business development efforts;

•	the complementary nature of OceanFirst’s and Flushing’s mutual strengths in core community banking, with differing niche expertise;

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the current and prospective environment in which OceanFirst and Flushing operate, including national, regional and local economic conditions, the competitive environment for financial institutions generally and the likely effect of these factors on OceanFirst both with and without the mergers;

•	the familiarity of OceanFirst and Flushing with each other;

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the anticipated pro forma financial impact of the mergers on OceanFirst (which included, as of the date of signing the merger agreement, estimates of 2027 EPS accretion of approximately sixteen percent

(16%), an internal rate of return of approximately twenty-four percent (24%) and tangible book value dilution of approximately six percent (6%), to be earned back in approximately three (3) years);

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the fact that the cost-savings for the mergers were estimated, as of the date of signing the merger agreement, to be approximately thirty-five percent (35%) of Flushing’s non-interest expense base and expected to be fifty percent (50%) phased-in in 2026 and one hundred (100%) phased-in thereafter;

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its review and discussions with OceanFirst’s senior management concerning OceanFirst’s due diligence examination of, among other areas, the operations, financial condition and regulatory compliance programs and prospects of Flushing;

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the fact that the shares of OceanFirst common stock that are outstanding immediately prior to completion of the first merger are expected to represent approximately fifty-eight percent (58%) of the outstanding shares of the combined company;

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the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by Flushing stockholders as a result of possible increases or decreases in the trading price of Flushing or OceanFirst stock following the announcement of the mergers, which the OceanFirst board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

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the financial presentation, dated December 28, 2025, of KBW and the opinion, dated December 28, 2025, of KBW to the OceanFirst board of directors as to the fairness, from a financial point of view, to OceanFirst of the exchange ratio in the first merger, as more fully described below under the section entitled “The Transactions—Opinion of OceanFirst’s Financial Advisor”;

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its review with OceanFirst’s outside legal counsel of the material terms of the merger agreement and the investment agreement, including the representations, covenants, closing conditions, deal protection and termination provisions;

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the regulatory and other approvals required in connection with the mergers and the expectation that such regulatory and other approvals will be received in a timely manner and without the imposition of unacceptable conditions;

•	the fact that OceanFirst stockholders will have the opportunity to vote to approve the OceanFirst issuance proposal;

•	the fact that ten (10) directors of the combined company would be current members of the OceanFirst board of directors;

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the fact that Mr. Maher will serve as the President and Chief Executive Officer of the combined company, which the OceanFirst board of directors believes enhances the likelihood that the strategic benefits that OceanFirst expects to achieve as a result of the mergers will be realized;

•	the fact that the OceanFirst management teams have many years of integration experience through various acquisitions; and

•	the ability of OceanFirst to leverage its significant integration experience, having successfully integrated and met financial targets for seven whole bank acquisitions since 2015.

The OceanFirst board of directors also considered potential risks related to the transaction. The OceanFirst board of directors concluded that the anticipated benefits of combining with Flushing and consummating the investment, which are described above, were likely to outweigh these risks. These potential risks include:

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the possibility that some or all of the anticipated benefits (as described above) of the transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of the strength of the economy, general market conditions and competitive factors in the areas where OceanFirst and Flushing operate businesses;

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the regulatory and other approvals required in connection with the mergers and the bank merger, and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose materially burdensome conditions that would lead to the termination or abandonment of the merger agreement or the investment agreement;

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the risk that the mergers may not be completed despite the efforts of Flushing and OceanFirst or that completion of the mergers may be unduly delayed, including as a result of factors outside either party’s control;

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the costs to be incurred in connection with the mergers and the integration of Flushing’s business into OceanFirst and the possibility that the transaction and the integration (which were estimated, as of the date of signing the merger agreement, to be approximately $106 million pre-tax) may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

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Warburg will beneficially own a significant equity interest in the combined company and will have the ability to appoint one member to the combined company board of directors, and circumstances may occur in which the interests of Warburg could diverge from the interests of the combined company’s other stockholders;

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the possibility of encountering difficulties in achieving anticipated cost savings (which were estimated, as of the date of signing the merger agreement, to be approximately thirty-five (35%) of Flushing’s non-interest expense base and fifty percent (50%) phased-in in 2026 and one hundred percent (100%) phased-in thereafter) and synergies or within the time frame currently contemplated;

•	the possibility of encountering difficulties in successfully integrating the businesses, operations and workforces of OceanFirst and Flushing;

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the fact that the merger agreement places restrictions on the conduct of OceanFirst’s business prior to the completion of the mergers, which could potentially delay or prevent OceanFirst from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the mergers;

•	the potential effect of the mergers on OceanFirst’s overall business, including its relationships with customers, employees, suppliers and regulators;

•	the risk of losing key OceanFirst or Flushing employees during the pendency of the mergers and following completion of the mergers;

•	the possible diversion of management focus and resources from the operation of OceanFirst’s business while working to consummate the transaction and integrate the two companies;

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the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of OceanFirst common stock or Flushing common stock, the value of the shares of OceanFirst common stock to be issued to Flushing stockholders at the effective time could be significantly more than the value of such shares immediately prior to the announcement of the parties’ entry into the merger agreement;

•	the credit risk associated with acquiring a substantial multifamily rent-regulated loan portfolio in an environment/geography where building expenses have outpaced approved rent increases;

•	the dilution caused by OceanFirst’s issuance of additional shares of its capital stock in connection with the first merger and the investment;

•	the potential for legal claims challenging the mergers; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The foregoing discussion of the information and factors considered by the OceanFirst board of directors is not intended to be exhaustive but includes the material factors considered by the OceanFirst board of directors. In reaching its decision to approve the merger agreement and the investment agreement and the transactions contemplated thereby, the OceanFirst board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The OceanFirst board of directors considered all these factors as a whole, and overall considered the factors to support its determination.

For the reasons set forth above, the OceanFirst board of directors determined that the merger agreement and the investment agreement, and the transactions contemplated thereby, are advisable and in the best interests of OceanFirst and its stockholders. The OceanFirst board of directors recommends that OceanFirst stockholders vote “FOR” the OceanFirst issuance proposal, “FOR” the OceanFirst exemption amendment proposal and “FOR” the OceanFirst adjournment proposal.

Certain of OceanFirst’s directors and executive officers have other interests in the mergers that are different from, or in addition to, those of OceanFirst stockholders generally. The OceanFirst board of directors was aware of and considered these potential interests, among other matters, in evaluating the mergers and in making its recommendation to OceanFirst stockholders.

It should be noted that this explanation of the reasoning of the OceanFirst board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the future factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Flushing’s Reasons for the Mergers; Recommendation of the Flushing Board of Directors

After careful consideration, the Flushing board of directors, at a special meeting held on December 29, 2025, unanimously (a) determined that the merger agreement and the transactions contemplated thereby, including the mergers, are in the best interests of Flushing and its stockholders, (b) declared the merger agreement advisable, and (c) approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the mergers. Accordingly, the Flushing board of directors unanimously recommends that the Flushing stockholders vote “FOR” the Flushing merger proposal, “FOR” the Flushing compensation proposal, and “FOR” the Flushing adjournment proposal.

In reaching its decision to approve and adopt the merger agreement and the transactions contemplated thereby, including the mergers, and to recommend that its stockholders approve the Flushing merger proposal and Flushing compensation proposal, the Flushing board of directors evaluated the merger agreement, the mergers and the other transactions contemplated by the merger agreement in consultation with Flushing’s management, as well as with Flushing’s legal and financial advisors, and considered a number of factors, including the following:

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each of Flushing’s and OceanFirst’s business, operations, financial condition, stock performance, asset quality, earnings and prospects, and legal and regulatory compliance. In reviewing these factors, including the information obtained through due diligence, the Flushing board of directors considered the following:

•	the historical performance of each of Flushing’s and OceanFirst’s common stock;

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the strategic fit of the business lines (commercial and retail banking) and the operating philosophies of the two institutions, including that Flushing’s and OceanFirst’s respective businesses, operations and risk profiles are complementary;

•	OceanFirst’s financial condition and asset quality;

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that the Flushing’s and OceanFirst’s separate earnings and prospects create the opportunity for the combined company to leverage complementary and diversified revenue streams and to potentially have superior future earnings and prospects compared to Flushing’s earnings and prospects on a stand-alone basis;

•	its understanding that the proposed mergers would create a company with a more diversified deposit mix between retail and commercial business lines;

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its understanding that the proposed mergers would create a company with a more diversified loan portfolio, across geographies, asset classes and commercial industries, and that the combined company would have increased capacity for loan growth while maintaining its current business risk tolerances;

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the anticipated cost savings associated with the mergers and resulting improved profitability metrics (including improvements in return on average assets, return on average tangible common equity, efficiency ratio, etc.);

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the anticipated impact of the mergers on the combined company, including the expected impact on key financial metrics (including tangible book value per share, return on average assets, return on average tangible common equity, and efficiency ratio), regulatory capital ratios and anticipated earnings per share accretion and increase in pro forma capital base; and

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that Flushing’s and OceanFirst’s senior leadership share beliefs in strong community ties, customer focus and accountability, and its views regarding the long-term impacts of such philosophies with respect to the development of the communities in which the combined company will operate and the potential business performance of the combined company.

•	the ability to leverage the combined company’s investments in technology across a greater number of customers;

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the combined company’s positioning to capitalize on market opportunities and increase its client base through greater scale, strategic investments in innovative technologies and expanded product offerings;

•	the overall strength, experience and leadership of the management team of the combined company;

•	Flushing’s ability to accelerate its articulated business strategy through a combined company that will have a diversified business mix;

•	the combined company’s anticipated position as a significant financial services provider in in the contiguous regions of Long Island, four New York City boroughs and New Jersey;

•	the potential benefit stockholders of Flushing would obtain from potential annual cost synergies from maximizing efficiencies across the combined company;

•	the expansion of a distribution network and branding presence that otherwise would have taken years and significant investments to achieve;

•	the compatibility of the corporate cultures of Flushing and OceanFirst and the familiarity each has with the other;

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the current and prospective environment in the financial services industry in which OceanFirst and Flushing operate, including national and local economic conditions, the interest rate environment and various fluctuations in interest rates, regulatory environments, increased operating costs resulting from regulatory and compliance mandates, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions, and the likely effects of these factors on Flushing’s and the combined company’s potential growth, development, productivity and strategic options, and the execution risks of attempting to address the foregoing considerations as a standalone entity;

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its views with respect to the strategic alternatives potentially available to Flushing, including continuing as a standalone company focusing exclusively on organic growth, pursuing other acquisitions, pursuing transformative transactions (including large acquisitions) and a transaction involving the sale of Flushing;

•	that Flushing stockholders would own approximately 30% of the combined company’s common stock;

•	partnering pursuant to the investment agreement of the combined company with Warburg Pincus, which is a leading global growth investor with deep experience in financial services industries;

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the exchange ratio of 0.85 of a share of OceanFirst common stock for each share of Flushing common stock implying a value of approximately $16.80 for each share of Flushing common stock, based on the closing price of OceanFirst common stock on December 26, 2025, the last trading day before the public announcement of the mergers;

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the structure of the combined company in which Flushing’s board of directors and management would have significant participation; in particular, the provisions of the merger agreement setting forth the corporate governance of the combined company, including:

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that, following the second effective time the full board of directors of the combined company will consist of seventeen (17) directors, of which ten (10) will be legacy OceanFirst directors, six (6) will be legacy Flushing directors, and one (1) will be a director designated by Warburg; and

•	that Mr. Buran, the current Chief Executive Officer of Flushing, would become and serve as the non-executive chairman of the board of directors of the combined company;

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the fact that the combined company would continue to be publicly held following the mergers and would continue to be traded on the Nasdaq, providing the combined company’s stockholders with continued access to a public trading market, and that stockholders of the combined company would be expected to have increased liquidity for their shares as a result of the higher market capitalization of the combined company, the significantly expanded stockholder base and the potential increase in interest from institutional investors and securities analysts;

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the belief that, while no assurances could be given, the business and financial advantages contemplated in connection with the mergers were likely to be achieved within a reasonable time frame, particularly in light of the fact that management from both organizations have merger integration experience due to successfully completed acquisitions and data processing conversions;

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the fact that the exchange ratio is fixed, which the Flushing board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction, with a price protection unilateral termination right by Flushing if the Flushing board of directors so determines by a majority vote if within certain time periods the volume weighted average trading price of OceanFirst common stock drops below $15.81 and underperforms the KBW Nasdaq Regional Banking Index by at least twenty percent (20%);

•	the expectation that the mergers will be treated as a tax-free reorganization for United States federal income tax purposes;

•	the fact that the combined company is expected to have approximately $23 billion in assets, $17 billion in total loans, and $18 billion in total deposits across 71 retail branches;

•	the belief that with additional scale, the combined company would be better able to retain existing talent and attract new individuals to continue growing the business;

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the financial analysis prepared by PSC and the opinion delivered to the Flushing board of directors (in its capacity as such) by PSC on December 29, 2026, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PSC in preparing the opinion, as to the fairness, from a financial point of view, of the exchange ratio in the merger pursuant to the merger agreement to the holders of Flushing’s outstanding common stock, as more fully described below in the section herein entitled “The Merger — Opinion of Flushing’s Financial Advisor”;

•	the fact that Flushing’s stockholders will have the opportunity to vote to approve and adopt the merger agreement;

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its review and discussions with Flushing’s senior management and Flushing’s outside legal and financial advisors concerning the due diligence examination of the operations, financial condition and regulatory compliance programs and prospects of OceanFirst;

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its review with Flushing’s outside legal counsel of the material terms of the merger agreement and the investment agreement, including the representations, covenants, closing conditions, deal protection and termination provisions;

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its review with representatives of its financial advisor of the financial terms of the merger agreement and its review with its legal advisors of the other terms of the merger agreement, including the representations, covenants, conditions and deal protection and termination provisions;

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the right of the Flushing board of directors under the merger agreement to withdraw its recommendation to the Flushing stockholders that they approve the merger agreement and the right of the OceanFirst board of directors under the merger agreement to withdraw its recommendation to the OceanFirst stockholders that they approve the merger agreement, in each case, in certain circumstances, as more fully described under “The Merger Agreement — Stockholder Meetings and Recommendations of OceanFirst’s and Flushing’s Boards of Directors ”; and

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the rights of Flushing and OceanFirst to terminate the merger agreement in certain circumstances, as more fully described under “The Merger Agreement — Termination of the Merger Agreement; — Effect of Termination of the Merger Agreement; — Termination Fee and Expense Reimbursement”.

The Flushing board of directors also considered the potential risks associated with the transaction. The Flushing board of directors concluded that the anticipated benefits of combining with OceanFirst were likely to outweigh these risks substantially. These potential risks included:

•	the diversion of Flushing’s management’s focus and resources from other strategic opportunities and operational matters while working to implement the mergers and integrate the two companies;

•	the possibility of the combined company encountering difficulties in achieving cost savings and synergies in the amounts currently estimated or within the timeframe currently contemplated;

•	the possibility of encountering difficulties in successfully integrating the businesses, operations and workforces of Flushing and OceanFirst;

•	an anticipated dividend dilution for Flushing stockholders, based on OceanFirst’s current quarterly dividend of $0.20 per share;

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the possibility that the mergers and the related integration process could result in the loss of key employees, in the disruption of Flushing’s ongoing business and in the loss of customers for the combined company;

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the substantial costs to be incurred in connection with the mergers, including the costs of integrating the businesses of Flushing and OceanFirst, transaction fees, expenses and other payments that will or may arise from the mergers;

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notwithstanding the price protection referenced above, the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of OceanFirst common stock or Flushing common stock, the value of the shares of OceanFirst common stock to be issued to Flushing stockholders at the effective time could be significantly less than the value of such shares immediately prior to the announcement of the parties’ entry into the merger agreement;

•	the regulatory and other approvals required in connection with the mergers and the risk that such regulatory approvals may not be received in a timely manner or may impose unacceptable conditions;

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the possibility that the mergers may not be completed despite the combined efforts of Flushing and OceanFirst, or that completion may be unduly delayed, even if the required regulatory approvals are obtained and the requisite approvals are obtained from Flushing and OceanFirst stockholders, including as a result of factors outside Flushing’s and OceanFirst’s control;

•	the potential for legal claims challenging the mergers;

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the fact Flushing’s directors and executive officers may have interests in the mergers that are different from or in addition to those of its stockholders generally, as more fully described in the section entitled “The Transactions — Interests of Certain Flushing Directors and Executive Officers in the Mergers”;

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the fact that Flushing may be obligated to pay OceanFirst a termination fee of up to $21,431,924 in cash in certain circumstances, as more fully described in the section entitled “The Merger — Termination Fee and Expense Reimbursement”;

•	the fact that Flushing stockholders would not be entitled to appraisal or dissenters’ rights in connection with the mergers;

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the restrictions on the conduct of Flushing’s business during the period between execution of the merger agreement and the consummation of the mergers, which could potentially delay or prevent Flushing from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the mergers; and

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the other risks of the type and nature described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors,” including but not limited to the risks described in the section entitled “Risk Factors — Risks Related to the Mergers and OceanFirst’s Business Upon Completion of the Merger.”

In considering the recommendation of the Flushing board of directors, you should be aware that certain directors and executive officers of Flushing may have interests in the mergers that are different from, or in addition to, interests of Flushing stockholders generally and may create potential conflicts of interest. The Flushing board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the mergers and the other transactions contemplated by the merger agreement, and in recommending to Flushing stockholders that they vote in favor of the Flushing merger proposal. See “The Transactions — Interests of Certain Flushing Directors and Executive Officers in the Mergers.”

The foregoing discussion of the material information and factors considered by the Flushing board of directors is not intended to be exhaustive and may not include all of the factors considered by the Flushing board of directors. In view of the variety of factors considered in connection with its consideration of the mergers and the other transactions contemplated by the merger agreement, and the complexity of these matters, the Flushing board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The above factors are not listed in any particular order of priority. The Flushing board of directors considered all these factors as a whole.

It should be noted that this explanation of the reasoning of the Flushing board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

For the reasons set forth above, the Flushing board of directors unanimously determined that the mergers, the merger agreement and the transactions contemplated by the merger agreement are fair, advisable and in the best interests of Flushing, and unanimously adopted and approved the merger agreement and the transactions contemplated by it.

Opinion of OceanFirst’s Financial Advisor

OceanFirst engaged KBW to render financial advisory and investment banking services to OceanFirst, including an opinion to the OceanFirst board of directors as to the fairness, from a financial point of view, to OceanFirst of the exchange ratio in the first merger. OceanFirst selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the proposed transaction. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the OceanFirst board of directors held on December 28, 2025 at which the OceanFirst board of directors evaluated the proposed transaction. At this meeting, KBW reviewed the financial aspects of the proposed transaction and rendered an opinion to the OceanFirst board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the first merger was fair, from a financial point of view, to OceanFirst.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex G to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the OceanFirst board of directors (in its capacity as such) in connection with its consideration of the financial terms of the mergers. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the first merger to OceanFirst. It did not address the underlying business decision of OceanFirst to engage in the mergers or enter into the merger agreement or constitute a recommendation to the OceanFirst board of directors in connection with the mergers, and it does not constitute a recommendation to any OceanFirst stockholder or any stockholder of any other entity as to how to vote in connection with the mergers or any other matter, nor does it constitute a recommendation as to whether or not any such stockholder should enter into a voting, stockholders’, affiliates’ or other agreement with respect to the mergers or exercise any dissenters’ or appraisal rights that may be available to such stockholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of OceanFirst and Flushing and bearing upon the mergers, including, among other things:

•	a draft of the merger agreement, dated December 28, 2025 (the most recent draft then made available to KBW);

•	the audited financial statements and Annual Reports on Form 10-K for the three (3) fiscal years ended December 31, 2024 of OceanFirst;

•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 of OceanFirst;

•	the audited financial statements and Annual Reports on Form 10-K for the three (3) fiscal years ended December 31, 2024 of Flushing;

•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 of Flushing;

•

certain regulatory filings of OceanFirst and Flushing and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three (3) year period ended December 31, 2024 as well as the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025;

•	certain other interim reports and other communications of OceanFirst and Flushing to their respective stockholders; and

•

other financial information concerning the respective businesses and operations of OceanFirst and Flushing furnished to KBW by OceanFirst and Flushing or which KBW was otherwise directed to use for purposes of its analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of OceanFirst and Flushing;

•	the assets and liabilities of OceanFirst and Flushing;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information of OceanFirst and Flushing with similar information for certain other companies, the securities of which are publicly traded;

•

publicly available consensus “street estimates” of OceanFirst and Flushing, as well as certain adjustments to the OceanFirst “street estimates” and also assumed OceanFirst and Flushing long-term growth rates provided to KBW by OceanFirst management, all of which information was discussed with KBW by OceanFirst management and used and relied upon by KBW, at the direction of such management and with the consent of the OceanFirst board of directors;

•

pro forma financial data of OceanFirst as of or for the period ended September 30, 2025, as adjusted for OceanFirst’s October 2025 notes offering and a credit risk transfer on a pool of OceanFirst’s residential loans, that was prepared by OceanFirst management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the OceanFirst board of directors; and

•

estimates regarding certain pro forma financial effects of the mergers on OceanFirst (including, without limitation, the cost savings expected to result or be derived from the mergers) that were prepared by OceanFirst management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the OceanFirst board of directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the respective managements of OceanFirst and Flushing regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with KBW or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon OceanFirst management as to the reasonableness and, as applicable, the achievability of the publicly available consensus “street estimates” of OceanFirst, the adjustments thereto, the publicly available consensus “street estimates” of Flushing, the assumed OceanFirst and Flushing long-term growth rates, and the estimates regarding certain pro forma financial effects of the mergers on OceanFirst (including, without limitation, the cost savings expected to result or be derived from the mergers), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information were reasonably prepared and represented, or in the case of the OceanFirst and Flushing “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of OceanFirst management and that the forecasts, projections and estimates reflected in such information (as adjusted by OceanFirst management in the case of the publicly available consensus “street estimates” of OceanFirst) would be realized in the amounts and in the time periods estimated.

It is understood that the portion of the foregoing financial information of OceanFirst and Flushing that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of OceanFirst and Flushing, was based on numerous variables and assumptions that are inherently uncertain and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the management of OceanFirst and with the consent of the OceanFirst board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either OceanFirst or Flushing since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for credit losses and KBW assumed, without independent verification and with OceanFirst’s consent, that the aggregate allowances for credit losses for each of OceanFirst and Flushing are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of OceanFirst or Flushing, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of OceanFirst or Flushing under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. KBW made note of the classification by each of OceanFirst and Flushing of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of OceanFirst and Flushing, but KBW expressed no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.

KBW assumed, in all respects material to its analyses:

•

the mergers and any related transactions (including, without limitation, the bank merger and the investment) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to its analyses from the draft reviewed by KBW and referred to above) or as otherwise described to KBW by representatives of OceanFirst, with no adjustments to the exchange ratio and with no other consideration or payments in respect of Flushing common stock;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•

there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the mergers or any related transactions and all conditions to the completion of the mergers and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the mergers and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of OceanFirst, Flushing or the pro forma entity or the contemplated benefits of the mergers, including without limitation the cost savings expected to result or be derived from the mergers.

KBW assumed that the mergers would be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of OceanFirst that OceanFirst relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to OceanFirst, Merger Sub, Flushing, the mergers and any related transaction (including the bank merger), and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio in the first merger to OceanFirst. KBW expressed no view or opinion as to any other terms or aspects of the mergers or any term or aspect of any related transaction (including the bank merger and the investment), including without limitation, the form or structure of the mergers or any such related transaction, any consequences of the mergers or any related transaction to OceanFirst, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of the investment agreement entered into in connection with the investment or any employment, retention, consulting, voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the mergers, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. There is currently significant volatility in the stock and other financial markets arising from global tensions and political division, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, and prolonged higher interest rates. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of OceanFirst to engage in the mergers or enter into the merger agreement;

•	the relative merits of the mergers as compared to any strategic alternatives that are, have been or may be available to or contemplated by OceanFirst or the OceanFirst board of directors;

•

any business, operational or other plans with respect to Flushing or the pro forma entity that may be contemplated by OceanFirst or the OceanFirst board of directors or that may be implemented by OceanFirst or the OceanFirst board of directors subsequent to the closing of the mergers;

•

the fairness of the amount or nature of any compensation to any of OceanFirst’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of OceanFirst common stock or relative to the exchange ratio;

•

the effect of the mergers or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of OceanFirst, Flushing or any other party to any transaction contemplated by the merger agreement;

•	the actual value of OceanFirst common stock or OceanFirst NVCE stock to be issued in connection with the mergers or any related transaction;

•

the prices, trading range or volume at which OceanFirst common stock or Flushing common stock would trade following the public announcement of the mergers or the prices, trading range or volume at which OceanFirst common stock would trade following the consummation of the mergers;

•	any advice or opinions provided by any other advisor to any of the parties to the mergers or any other transaction contemplated by the merger agreement; or

•

any legal, regulatory, accounting, tax or similar matters relating to OceanFirst, Flushing or any of their respective stockholders, or relating to or arising out of or as a consequence of the mergers or any other related transaction (including the bank merger), including whether or not the mergers would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, OceanFirst and Flushing. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the OceanFirst board of directors in making its determination to approve the merger agreement and the proposed transaction. Consequently, the analyses described below should not be viewed as determinative of the decision of the OceanFirst board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the proposed transaction were determined through negotiation between OceanFirst and Flushing and the decision of OceanFirst to enter into the merger agreement was solely that of the OceanFirst board of directors.

The following is a summary of the material financial analyses presented by KBW to the OceanFirst board of directors of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the OceanFirst board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an indicative transaction value for the proposed transaction of $16.80 per share of outstanding Flushing common stock, or approximately $579.2 million in the aggregate, based on the 0.85x exchange ratio in the first merger and the closing price of OceanFirst common stock on December 26, 2025. In addition to the financial analyses described below, KBW reviewed with the OceanFirst board of directors for informational purposes, among other things, implied transaction multiples for the proposed transaction (based on the implied transaction value for the proposed transaction of $16.80 per share of outstanding Flushing common stock) of 21.4x Flushing’s estimated 2025 earnings per share (“EPS”), 13.5x Flushing’s estimated 2025 Non-GAAP EPS (which 2025 Non-GAAP EPS excluded impairment of goodwill in the first fiscal quarter 2025), 10.6x Flushing’s estimated 2026 EPS and 9.6x Flushing’s estimated 2027 EPS, in each case using publicly available consensus “street estimates” of Flushing.

OceanFirst and Flushing Selected Companies Analysis

Using publicly available information, KBW compared the financial performance, financial condition and market performance of OceanFirst and Flushing to ten (10) selected major exchange-traded banks in the New York-Newark-Jersey City, NY-NJ Metropolitan Statistical Area, Philadelphia Metropolitan Statistical Area or New Jersey with total assets between $5.0 billion and $25.0 billion. The Bancorp, Inc. was excluded from the selected companies.

The selected companies were as follows (shown by column in descending order of total assets):

Provident Financial Services, Inc.	Univest Financial Corporation
WSFS Financial Corporation	Metropolitan Bank Holding Corp.
Dime Community Bancshares, Inc.	Kearny Financial Corp.
ConnectOne Bancorp, Inc.	Peapack-Gladstone Financial Corporation
Amalgamated Financial Corp.	Northfield Bancorp, Inc. (Staten Island, NY)

To perform this analysis, KBW used profitability and other financial information for the most recent quarter (“MRQ”) available or as of the end of such period and market price information as of December 26, 2025. KBW also used 2025, 2026 and 2027 EPS estimates taken from publicly available consensus “street estimates” for OceanFirst, Flushing and the selected companies. Data necessary to calculate CET1 Ratio and Total Capital Ratio was not publicly available for one of the selected companies due to utilization of Community Bank Leverage Ratio (CBLR) framework. Certain financial data presented in the tables below may not correspond to the data presented in OceanFirst’s and Flushing’s historical financial statements, or the data presented under the section “The Transactions—Opinion of Flushing’s Financial Advisor,” as a result of the different periods, assumptions and methods used to compute the financial data presented.

KBW’s analysis showed the following regarding the financial performance of OceanFirst, Flushing, and the selected companies:

			Selected Companies
	OceanFirst	Flushing	Average	Median	25th Percentile	75th Percentile
MRQ Core Return on Average Assets(1)	0.63%	0.50%	0.92%	0.91%	0.59%	1.24%
MRQ Core Return on Average Tangible Common Equity(1)	7.6%	6.1%	10.7%	10.7%	6.5%	14.2%
MRQ Net Interest Margin	2.92%	2.64%	3.17%	3.17%	2.88%	3.56%
MRQ Fee Income / Revenue(2)	12.0%	7.1%	15.4%	12.0%	11.0%	22.2%
MRQ Efficiency Ratio	69.4%	72.1%	58.0%	57.9%	60.7%	51.3%

(1)

Based on core income after taxes and before extraordinary items. Core income excluded gain on sale of securities, amortization and impairment intangibles, and nonrecurring items as defined by S&P Capital IQ Pro.

(2)	Excluded gains/losses on sale of securities.

KBW’s analysis also showed the following regarding the financial condition of OceanFirst, Flushing, and, to the extent publicly available, the selected companies:

				Selected Companies
	OceanFirst	OceanFirst Pro Forma(2)	Flushing	Average	Median	25th Percentile	75th Percentile
Tangible Common Equity / Tangible Assets	8.1%	8.1%	8.0%	8.9%	8.6%	8.3%	8.9%
CET1 Ratio	10.6%	11.0%	10.5%	12.0%	11.4%	10.5%	14.2%
Total Capital Ratio	13.1%	14.5%	14.7%	14.3%	14.3%	13.2%	16.2%
Loans / Deposits	101.3%	101.3%	90.0%	90.8%	94.9%	89.6%	99.1%
NOO CRE /BL Tier 1 + ACL(1)	417%	417%	475%	369%	404%	430%	284%
Loan Loss Reserves / Loans	0.77%	—	0.63%	1.13%	1.16%	0.95%	1.36%
Nonperforming Assets / Loans + OREO	0.46%	—	0.93%	0.71%	0.61%	0.76%	0.49%
MRQ Net Charge-offs / Average Loans	0.02%	—	0.07%	0.34%	0.21%	0.43%	0.08%

(1)

Commercial real estate per definition in regulatory guidance; included non-owner occupied real estate, multifamily loans, construction and development loans and loans to finance commercial real estate, construction and land development activities not secured by real estate; Reflected bank level financial data as of September 30, 2025.

(2)

Based on pro forma metrics (provided by OceanFirst management) shown as of September 30, 2025 adjusted for OceanFirst’s October 2025 notes offering and a credit risk transfer on a pool of OceanFirst’s residential loans.

In addition, KBW’s analysis showed the following regarding the market performance of OceanFirst, Flushing and the selected companies:

							Selected Companies
	OceanFirst		OceanFirst Pro Forma(1)		Flushing		Average		Median		25th Percentile		75th Percentile
One-Year Stock Price Change	9.8%		—		17.9%		5.7%		4.9%		(0.5%)		10.2%
1-Year Total Return	15.0%		—		25.7%		8.9%		9.0%		3.4%		14.1%
Year-to-Date Stock Price Change	9.2%		—		19.3%		7.5%		7.1%		1.1%		11.8%
Price / Tangible Book Value per Share	1.01	x	1.01	x	0.81	x	1.15	x	1.17	x	0.90	x	1.28	x
Price / 2025 EPS Estimate	13.9	x(2)	13.9	x(2)	13.7	x(3)	12.4	x	12.1	x	11.0	x	13.6	x
Price / 2026 EPS Estimate	10.8	x	11.1	x	10.8	x	9.1	x	8.8	x	8.2	x	9.7	x
Price / 2027 EPS Estimate	9.0	x	9.2	x	9.7	x	8.0	x	7.8	x	7.3	x	8.5	x
Dividend Yield	4.0%		—		5.2%		2.8%		2.7%		1.3%		4.1%
2025 Dividend Payout Ratio	56%		—		71%		35%		34%		14%		47%

(1)	Based on pro forma metrics as adjusted by OceanFirst management for OceanFirst’s October 2025 notes offering and a credit risk transfer on a pool of OceanFirst’s residential loans.
(2)

Reflected OceanFirst non-GAAP earnings estimate taken from publicly available consensus “street estimates” which excluded pre-tax restructuring charges in the third and fourth fiscal quarters 2025 related to OceanFirst’s strategic decision to outsource residential loan originations.

(3)	Reflected Flushing non-GAAP earnings estimate taken from publicly available consensus “street estimates” which excluded impairment of goodwill in the first fiscal quarter 2025.

No company used as a comparison in the above selected companies analysis is identical to OceanFirst or Flushing. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis

KBW reviewed publicly available information related to twenty-three (23) selected U.S. bank transactions since January 1, 2024 with total announced transaction values of $250 million to $2 billion. Transactions with private targets, transactions with non-bank buyers and transactions with reverse merger structures were excluded from the selected transactions.

The selected transactions were as follows:

Acquiror	Acquired Company
Burke & Herbert Financial Services Corp.	LINKBANCORP, Inc.
CVB Financial Corp.	Heritage Commerce Corp
Park National Corporation	First Citizens Bancshares, Inc.
FirstSun Capital Bancorp	First Foundation Inc.
Nicolet Bankshares, Inc.	MidWestOne Financial Group, Inc.

Acquiror	Acquired Company
Farmers National Banc Corp.	Middlefield Banc Corp.
TowneBank	Dogwood State Bank
Huntington Bancshares Incorporated	Veritex Holdings, Inc.
Glacier Bancorp, Inc.	Guaranty Bancshares, Inc.
Commerce Bancshares, Inc.	FineMark Holdings, Inc.
Eastern Bankshares, Inc.	HarborOne Bancorp, Inc.
FB Financial Corporation	Southern States Bancshares, Inc.
Northwest Bancshares, Inc.	Penns Woods Bancorp, Inc.
Berkshire Hills Bancorp, Inc.	Brookline Bancorp, Inc.
Independent Bank Corp.	Enterprise Bancorp, Inc.
Atlantic Union Bankshares Corporation	Sandy Spring Bancorp, Inc.
ConnectOne Bancorp, Inc.	The First of Long Island Corporation
First Busey Corporation	CrossFirst Bankshares, Inc.
German American Bancorp, Inc.	Heartland BancCorp
Renasant Corporation	The First Bancshares, Inc.
WesBanco, Inc.	Premier Financial Corp.
UMB Financial Corporation	Heartland Financial USA, Inc.
Wintrust Financial Corporation	Macatawa Bank Corporation

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective selected transaction and, as was then publicly available from consensus “street estimates” or public investor presentations filed by the transaction parties, the one-year forward EPS estimates for the acquired company at the announcement of the respective selected transaction:

•	Price per common share to tangible book value per share of the acquired company;

•

Pay to Trade ratio (calculated as the price to tangible book value multiple paid in the respective selected transaction divided by the acquiror’s standalone closing stock price to tangible book value multiple);

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium;

•	Price per common share to latest twelve (12) months (“LTM”) Core EPS of the acquired company; and

•

Price per common share to estimated EPS of the acquired company for the first full fiscal year after the announcement of the respective selected transaction, referred to as Forward EPS, in the twenty (20) selected transactions in which Forward EPS for the acquired company was available at announcement from consensus “street estimates” or public investor presentations filed by the transaction parties.

KBW also reviewed the price per common share paid for the acquired company in each selected transaction as a premium to the closing price of the acquired company one day prior to the announcement of the respective selected transaction (expressed as a percentage and referred to as the one-day market premium). The resulting transaction multiples and premiums for the selected transactions were compared with the corresponding transaction multiples and premiums for the proposed transaction based on the indicative transaction value for the proposed transaction of $16.80 per outstanding share of Flushing common stock and using historical financial information for Flushing as of or for the twelve (12)-month period ended September 30, 2025, Flushing’s 2026 EPS estimate taken from publicly available consensus “street estimates” for Flushing and the closing price of Flushing common stock on December 26, 2025.

The results of the analysis are set forth in the following table (excluding the impact of the LTM Core EPS multiples of two of the selected transactions, which multiples were considered not meaningful because they were greater than 30.0x or less than 0.0x):

			Selected Transactions
	OceanFirst /		25th Percentile		Average		Median		75th Percentile
	Flushing
Price / Tangible Book Value per Share	0.80	x	1.35	x	1.48	x	1.52	x	1.64	x
Pay to Trade Ratio	78.9%		74.6%		88.5%		85.5%		97.9%
Core Deposit Premium	(2.1%)		4.0%		6.1%		6.4%		8.6%
Price / LTM Core EPS(1)	14.2	x	12.5	x	14.1	x	13.9	x	15.6	x
Price / FWD EPS	10.6	x	11.2	x	12.3	x	11.9	x	13.9	x
One-Day Market Premium	(1.4%)		7.4%		23.6%		17.5%		28.8%

(1)

Based on core income after taxes and before extraordinary items. Core income excluded gain on sale of securities, amortization of intangibles, and nonrecurring items as defined by S&P Capital IQ Pro; regulatory filings used if GAAP not available.

No company or transaction used as a comparison in the above selected transaction analysis is identical to Flushing or the proposed transaction. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis

KBW analyzed the relative standalone contribution of OceanFirst and Flushing to various pro forma balance sheet and income statement items and the combined market capitalization of the companies. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (a) balance sheet data for OceanFirst and Flushing as of September 30, 2025, (b) publicly available consensus “street estimates” of OceanFirst and Flushing and certain adjustments to the OceanFirst “street estimates” provided by OceanFirst management that related to OceanFirst’s October 2025 notes offering and a credit risk transfer on a pool of OceanFirst’s residential loans, and (c) market price information as of December 26, 2025. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the respective implied pro forma ownership percentages of OceanFirst stockholders and Flushing stockholders in the combined company based on the 0.85x exchange ratio provided for in the merger agreement:

	OceanFirst	Flushing
	% of Total	% of Total
Ownership:
Ownership at 0.85x exchange ratio excluding the investment(1)	66.2%	33.8%
Market Information:
Pre-Transaction Market Capitalization	66.3%	33.7%
Balance Sheet:
Assets	61.8%	38.2%
Gross Loans Held For Investment	61.3%	38.7%
Deposits	58.5%	41.5%
Tangible Common Equity	61.2%	38.8%
Income Statement:
2025 Estimated Earnings	72.5%	27.5%
2025 Estimated Non-GAAP Earnings(2)	65.6%	34.4%
2026 Estimated Earnings	65.2%	34.8%
2027 Estimated Earnings	67.0%	33.0%

(1)

Excluded investment. If the investment (other than warrants) were included, the respective implied pro forma ownership percentages of OceanFirst stockholders, Flushing stockholders and Warburg in the combined company would be approximately 58.5%, 29.9% and 11.6%.

(2)

OceanFirst non-GAAP earnings estimate excluded pre-tax restructuring charges in the third and fourth fiscal quarters 2025 related to OceanFirst’s strategic decision to outsource residential loan originations; Flushing non-GAAP earnings estimate excluded of impairment of goodwill in the first fiscal quarter 2025.

Financial Impact Analysis

KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of OceanFirst and Flushing. Using (a) closing balance sheet estimates assumed as of March 31, 2026 for OceanFirst and Flushing taken from publicly available consensus “street estimates,” (b) publicly available 2025, 2026, and 2027 EPS consensus “street estimates” for OceanFirst and Flushing, certain adjustments to the OceanFirst “street estimates” provided by OceanFirst management that related to OceanFirst’s October 2025 notes offering and a credit risk transfer on a pool of OceanFirst’s residential loans, and assumed long-term EPS growth rates for OceanFirst and Flushing provided by OceanFirst management, and (c) pro forma assumptions (including, without limitation, the cost savings expected to result from the mergers as well as certain purchase accounting and earnings adjustments and other merger-related adjustments and the restructuring charge assumed with respect thereto) provided by OceanFirst management, KBW analyzed the potential financial impact of the mergers on certain projected financial results of OceanFirst. This analysis indicated the mergers could be accretive to OceanFirst’s estimated 2026 EPS and estimated 2027 EPS and could be dilutive to OceanFirst’s estimated tangible book value per share at closing assumed as of March 31, 2026. Furthermore, the analysis indicated that, pro forma for the mergers, each of OceanFirst’s tangible common equity to tangible assets ratio, Tier 1 Leverage Ratio, Common Equity Tier 1 Ratio, Tier 1 Capital Ratio and Total Risk-based Capital Ratio at closing assumed as of March 31, 2026 could be lower and OceanFirst’s Regulatory CRE / Total Capital Ratio at closing assumed as of March 31, 2026 could be higher. For all of the above analysis, the actual results achieved by OceanFirst following the mergers may vary from the projected results, and the variations may be material.

OceanFirst Dividend Discount Model Analysis

KBW performed a dividend discount model analysis of OceanFirst to estimate a range for the implied equity value of OceanFirst. In this analysis, KBW used publicly available consensus “street estimates” for OceanFirst, certain adjustments thereto provided by OceanFirst management that related to OceanFirst’s October 2025 notes offering and a credit risk transfer on a pool of OceanFirst’s residential loans, and assumed long-term growth rates for OceanFirst provided by OceanFirst management, and KBW assumed discount rates ranging from 12.0% to 14.0%. The range of values was derived by adding (a) the present value of the implied future excess capital available for dividends that OceanFirst could generate over the period from March 31, 2026 through December 31, 2030 as a standalone company, and (b) the present value of OceanFirst’s implied terminal value at the end of such period. KBW assumed that OceanFirst would maintain a Common Equity Tier 1 Ratio of 10.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of OceanFirst, KBW applied a range of 9.0x to 11.0x OceanFirst’s estimated 2031 earnings. This dividend discount model analysis resulted in a range of implied values per share of OceanFirst common stock of $19.48 to $23.91.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of OceanFirst or the pro forma combined company.

Flushing Dividend Discount Model Analysis #1

KBW performed a dividend discount model analysis of Flushing to estimate a range for the implied equity value of Flushing. In this analysis, KBW used publicly available consensus “street estimates” of Flushing and assumed long-term growth rates for Flushing provided by OceanFirst management, and KBW assumed discount rates ranging from 13.0% to 15.0%. The range of values was derived by adding (a) the present value of the implied future excess capital available for dividends that Flushing could generate over the period from March 31, 2026 through December 31, 2030 as a standalone company, and (b) the present value of Flushing’s implied terminal value at the end of such period. KBW assumed that Flushing would maintain a Common Equity Tier 1 Ratio of 10.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Flushing, KBW applied a range of 9.0x to 11.0x Flushing’s estimated 2031 earnings. This dividend discount model analysis resulted in a range of implied values per share of Flushing common stock of $15.77 to $19.46.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Flushing.

Flushing Dividend Discount Model Analysis #2 (with Cost Savings, Credit Mark and Restructuring Charge)

KBW performed a second dividend discount model analysis of Flushing to estimate a range for the implied equity value of Flushing, taking into account the cost savings expected to result from the mergers as well as the assumed merger-related net credit mark and restructuring charge. In this analysis, KBW used publicly available consensus “street estimates” of Flushing, assumed long-term growth rates for Flushing provided by OceanFirst management, and assumptions regarding cost savings and the merger-related net credit mark and restructuring charge provided by OceanFirst management, and KBW assumed discount rates ranging from 13.0% to 15.0%. The range of values was derived by adding (a) the present value of the implied future excess capital available for dividends that Flushing could generate over the period from March 31, 2026 through December 31, 2030, and (b) the present value of Flushing’s implied terminal value at the end of such period, in each case applying estimated cost savings and the assumed merger-related net credit mark and restructuring charge, where applicable. KBW assumed that Flushing would maintain a Common Equity Tier 1 Ratio of 10.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Flushing, KBW applied a range of 9.0x to 11.0x Flushing’s estimated 2031 earnings (inclusive of estimated cost savings). This dividend discount model analysis resulted in a range of implied values per share of Flushing common stock, taking into account the cost savings expected to result from the mergers as well as the assumed merger-related net credit mark and restructuring charge, of $24.39 to $30.54.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Flushing or the pro forma combined company.

Illustrative Pro Forma Combined Dividend Discount Model Analysis

KBW performed an illustrative dividend discount model analysis of the pro forma combined company. In this analysis, KBW used publicly available consensus “street estimates” for OceanFirst and Flushing, certain adjustments to the OceanFirst “street estimates” provided by OceanFirst management that related to OceanFirst’s October 2025 notes offering and a credit risk transfer on a pool of OceanFirst’s residential loans, assumed long-term growth rates provided by OceanFirst management, and pro forma assumptions (including, without limitation, the cost savings expected to result from the mergers as well as certain purchase accounting and earnings adjustments and other merger-related adjustments and the restructuring charge assumed with respect thereto) provided by OceanFirst management, and KBW assumed discount rates ranging from 12.0% to 14.0%. An illustrative range for the implied equity value of the pro forma combined company was derived by adding (a) the present value of the implied future excess capital available for dividends that the pro forma combined company could generate over the period from March 31, 2026 through December 31, 2030, and (b) the present value of the pro forma combined company’s implied terminal value at the end of such period, in each case applying the pro forma assumptions. KBW assumed that the pro forma combined entity would maintain a Common Equity Tier 1 Ratio of 10.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values of the pro forma combined company, KBW applied a range of 9.0x to 11.0x the pro forma combined company’s estimated 2031 earnings. This dividend discount model analysis resulted in an illustrative range of implied values per share of OceanFirst common stock (assuming exercise of the warrant to be issued to Warburg on a gross basis) of $22.83 to $27.59.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not prove to be indicative of the actual values or expected values of OceanFirst, Flushing or the pro forma combined company.

Miscellaneous

KBW acted as financial advisor to OceanFirst in connection with the proposed transaction and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to an existing sales and trading relationship between KBW and OceanFirst), may from time to time purchase securities from, and sell securities to, OceanFirst and Flushing. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of OceanFirst or Flushing for its and their own respective accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, OceanFirst has agreed to pay KBW a cash fee equal to $7,000,000, $1,000,000 of which became payable to KBW with the rendering of KBW’s opinion and the balance of which is contingent upon the consummation of the first merger. OceanFirst also has agreed to (a) reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and (b) indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to the present engagement, in the two (2) years preceding the date of the opinion, KBW provided investment banking and financial advisory services to OceanFirst and received compensation for such services. KBW acted as a joint book-running manager in OceanFirst’s October 2025 notes offering. In the two (2) years preceding the date of KBW’s opinion, KBW provided investment banking and financial advisory services to Flushing and received compensation for such services. KBW acted as a joint book-running manager in Flushing’s December 2024 common stock offering and received an aggregate fee (including underwriting discount) of approximately $1,333,000 from Flushing. KBW may in the future provide investment banking and financial advisory services to OceanFirst or Flushing and receive compensation for such services.

Opinion of Flushing’s Financial Advisor

Flushing retained PSC to act as financial advisor to the Flushing board of directors in connection with Flushing’s consideration of a possible business combination with OceanFirst. Flushing selected PSC to act as its financial advisor because PSC is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, PSC is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

PSC acted as financial advisor to the Flushing board of directors in connection with the proposed mergers and participated in certain of the negotiations leading to the execution of the merger agreement. At the December 29, 2025 meeting at which the Flushing board of directors considered the mergers and the merger agreement, PSC delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on December 29, 2025, to the effect that, as of such date, the merger consideration was fair to the holders of

Flushing common stock from a financial point of view. The full text of PSC’s opinion is attached as Annex H to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by PSC in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Flushing common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed mergers.

PSC’s opinion was directed to the Flushing board of directors in connection with its consideration of the mergers and the merger agreement and does not constitute a recommendation to any Flushing stockholder as to how any such stockholder should vote at any meeting of stockholders called to consider and vote upon the approval of the mergers and the merger agreement. PSC’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to the holders of Flushing common stock and did not address the underlying business decision of Flushing to engage in the mergers, the form or structure of the mergers or any other transactions contemplated in the merger agreement, the relative merits of the mergers as compared to any other alternative transactions or business strategies that might exist for Flushing or the effect of any other transaction in which Flushing might engage. PSC also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the first merger by any officer, director or employee of Flushing or OceanFirst, or any class of such persons, if any, relative to the compensation to be received in the first merger by any other stockholder. PSC’s opinion was approved by PSC’s fairness opinion committee.

In connection with its opinion, PSC reviewed and considered, among other things:

•	a draft of the merger agreement, dated December 29, 2025;

•	certain publicly available financial statements and other historical financial information of Flushing and its banking subsidiary, Flushing Bank, that PSC deemed relevant;

•	certain publicly available financial statements and other historical financial information of OceanFirst and its banking subsidiary, OceanFirst Bank, that PSC deemed relevant;

•

publicly available mean analyst net income and dividends per share estimates for Flushing for the quarter ending December 31, 2025 and the years ending December 31, 2026 and December 31, 2027 with an estimated long-term annual net income growth rate and estimated dividends per share for Flushing for the years thereafter, as provided by the senior management of Flushing;

•

publicly available mean analyst net income and dividend per share estimates for OceanFirst for the quarter ending December 31, 2025 and the years ending December 31, 2026 and December 31, 2027, as adjusted to account for the issuance of a certain amount of OceanFirst subordinated debt in October 2025 and OceanFirst’s December 2025 Credit Relief Trade, with an estimated long-term annual net income growth rate and dividends per share for OceanFirst for the years thereafter and assuming quarterly share repurchases of OceanFirst common stock in the year ending December 31, 2026, as provided by the senior management of OceanFirst;

•

the pro forma financial impact of the mergers on OceanFirst based on certain assumptions relating to transaction expenses, cost savings, purchase accounting adjustments, adjustments for current expected credit losses (CECL) accounting standards, the impact of the Durbin Amendment, the cessation of OceanFirst repurchasing OceanFirst common stock and the offer and sale of a certain amount of OceanFirst common stock in connection with the mergers, as provided by the senior management of OceanFirst;

•

the publicly reported historical price and trading activity for Flushing common stock and OceanFirst common stock, including a comparison of certain stock trading information for Flushing common stock and OceanFirst common stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded;

•	a comparison of certain financial and market information for Flushing and OceanFirst with similar financial institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the bank and thrift industry (on nationwide basis), to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as PSC considered relevant.

PSC also discussed with certain members of the senior management of Flushing and its representatives the business, financial condition, results of operations and prospects of Flushing and held similar discussions with certain members of the management of OceanFirst and its representatives regarding the business, financial condition, results of operations and prospects of OceanFirst.

In performing its review, PSC relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by PSC from public sources, that was provided to PSC by Flushing or OceanFirst or their respective representatives, or that was otherwise reviewed by PSC, and PSC assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. PSC relied on the assurances of the respective managements of Flushing and OceanFirst that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. PSC was not asked to and did not undertake an independent verification of any of such information and PSC did not assume any responsibility or liability for the accuracy or completeness thereof. PSC did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Flushing or OceanFirst or any of their respective subsidiaries, nor was PSC furnished with any such evaluations or appraisals. PSC rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Flushing or OceanFirst or any of their respective subsidiaries. PSC did not make an independent evaluation of the adequacy of the allowance for credit losses of Flushing or OceanFirst, or of the combined entity after the mergers, and PSC did not review any individual credit files relating to Flushing or OceanFirst or any of their respective subsidiaries. PSC assumed, with Flushing’s consent, that the respective allowances for credit losses for both Flushing and OceanFirst were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, PSC used publicly available mean analyst net income and dividend per share estimates for OceanFirst for the quarter ending December 31, 2025 and the years ending December 31, 2026 and December 31, 2027, as adjusted to account for the issuance of a certain amount of OceanFirst subordinated debt in October 2025 and OceanFirst’s December 2025 Credit Relief Trade, with an estimated long-term annual net income growth rate and dividends per share for OceanFirst for the years thereafter and assuming quarterly share repurchases of OceanFirst common stock in the year ending December 31, 2026, as provided by the senior management of OceanFirst. PSC also received and used in its pro forma analyses certain assumptions relating to transaction expenses, cost savings, purchase accounting adjustments, adjustments for CECL accounting standards, the impact of the Durbin Amendment, the cessation of OceanFirst repurchasing OceanFirst common stock and the offer and sale of a certain amount of OceanFirst common stock in connection with the mergers, as provided by the senior management of OceanFirst. With respect to the foregoing information, the respective senior managements of Flushing and OceanFirst confirmed to PSC that such information reflected or, in the case of the publicly available mean analyst estimates referred to above, were consistent with the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of Flushing and OceanFirst, respectively, and the other matters covered thereby, and PSC assumed that the future financial performance reflected in such information would be achieved. PSC expressed no opinion as to such information, or the assumptions on which such information was based. PSC also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Flushing or OceanFirst since the date of the most recent financial statements made available to PSC. PSC assumed in all respects material to its analysis that Flushing and OceanFirst would remain as going concerns for all periods relevant to its analysis.

PSC also assumed, with Flushing’s consent, that (a) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (b) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the mergers, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Flushing, OceanFirst, the merger or any related transactions, and (c) the mergers and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Flushing’s consent, PSC relied upon the advice that Flushing received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the mergers and the other transactions contemplated by the merger agreement. PSC expressed no opinion as to any such matters.

PSC’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to PSC as of, the date thereof. Events occurring after the date thereof could materially affect PSC’s opinion. PSC has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. PSC expressed no opinion as to the trading value of Flushing common stock or OceanFirst common stock at any time or what the value of OceanFirst common stock would be once it is actually received by the holders of Flushing common stock.

In rendering its opinion, PSC performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying PSC’s opinion or the presentation made by PSC to the Flushing board of directors, but is a summary of the material analyses performed and presented by PSC. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. PSC believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in PSC’s comparative analyses described below is identical to Flushing or OceanFirst and no transaction is identical to the mergers. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of Flushing and OceanFirst and the companies to which they were compared. In arriving at its opinion, PSC did not attribute any particular weight to any analysis or factor that it considered. Rather, PSC made qualitative judgments as to the significance and relevance of each analysis and factor. PSC did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, PSC made its determination as to the fairness of the merger consideration to the holders of Flushing common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, PSC also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Flushing, OceanFirst, and PSC. The analyses performed by PSC are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. PSC prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Flushing board of directors at its December 29, 2025 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, PSC’s analyses do not necessarily reflect the value of Flushing common stock or OceanFirst common stock or the prices at which Flushing or OceanFirst common stock may be sold at any time. The analyses of PSC and its opinion were among a number of factors taken into consideration by the Flushing board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the Flushing board of directors with respect to the fairness of the merger consideration.

Summary of Proposed Merger Consideration and Implied Transaction Metrics

PSC reviewed the financial terms of the proposed mergers. Pursuant to the terms of the merger agreement, at the effective time, each share of Flushing common stock issued and outstanding immediately prior to the effective time, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive 0.85 of a share of OceanFirst common stock. PSC calculated an aggregate implied transaction value of approximately $579.2 million and an implied purchase price per share of $16.80 consisting of the implied value of 34,486,894 shares¹ of Flushing common stock based on the closing price of OceanFirst common stock on December 26, 2025, which was $19.76. Based upon financial information for Flushing as of or for the LTM ended September 30, 2025 and the closing price of Flushing’s common stock on December 26, 2025, PSC calculated the following implied transaction metrics:

Transaction Price Per Share / Tangible Book Value Per Share	80%
Transaction Price Per Share / Adjusted Tangible Book Value Per Share[2]	109%
Transaction Price Per Share / LTM Earnings3 4	15.8	x
Transaction Price Per Share / Estimated 2025 Earnings 5 6	13.4	x
Transaction Price Per Share / Estimated 2026 Earnings[5]	10.6	x
Core Deposit Premium (CDs > $100K) [7]	(2.1%)
Core Deposit Premium (CDs > $250K) [8]	(1.9%)
Market Premium as of December 26, 2025	(1.4%)

1	Based on 33,778,438 shares of Flushing common stock as of October 31, 2025, and 708,456 unvested and vested but unissued RSUs and PRSUs as of September 30, 2025
2	Adjusted for interest rate marks from 9/30/2025 10-Q filing at a 21.0% tax rate
3	Represents LTM core profitability; source: Flushing non-GAAP disclosure
4	Excludes $76.8mm net non-recurring reductions to pre-tax income, including $72.3mm loss on sale of securities
5	Based on publicly available mean Wall Street analyst net income estimates for Flushing
6	Excludes $17.6mm goodwill write-down
7	Core deposits equal to total deposits less CDs greater than $100,000
8	Core deposits equal to total deposits less CDs greater than $250,000

Stock Trading History

PSC reviewed the publicly available historical reported trading prices of Flushing common stock and OceanFirst common stock for the one (1) year and three (3) year periods ended December 26, 2025. PSC then compared the relationship between the movements in the price of Flushing common stock and OceanFirst common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.

Flushing’s One-Year Stock Performance

	Beginning Value December 26, 2024	Ending Value December 25, 2025
Flushing	100%	117.9%
Flushing Peer Group	100%	107.0%
S&P 500 Index	100%	114.8%
Nasdaq Bank Index	100%	104.6%

Flushing’s Three-Year Stock Performance

	Beginning Value December 26, 2022	Ending Value December 26, 2025
Flushing	100%	87.5%
Flushing Peer Group	100%	105.5%
S&P 500 Index	100%	181.0%
Nasdaq Bank Index	100%	116.8%

OceanFirst’s One-Year Stock Performance

	Beginning Value December 26, 2024	Ending Value December 26, 2025
OceanFirst	100%	109.8%
OceanFirst Peer Group	100%	97.8%
S&P 500 Index	100%	114.8%
Nasdaq Bank Index	100%	104.6%

OceanFirst’s Three-Year Stock Performance

	Beginning Value December 26, 2022	Ending Value December 26, 2025
OceanFirst	100%	92.4%
OceanFirst Peer Group	100%	103.6%
S&P 500 Index	100%	181.0%
Nasdaq Bank Index	100%	116.8%

Comparable Company Analyses

PSC used publicly available information to compare selected financial information for Flushing with a group of financial institutions selected by PSC. The Flushing peer group included major exchange-traded (Nasdaq, NYSE, NYSEAM) banks with total assets between $5.0 billion and $10.0 billion and CRE concentration ratios greater than three hundred percent (300%), but excluded targets of announced merger transactions (the “Flushing Peer Group”). The Flushing Peer Group consisted of the following companies:

Bridgewater Bancshares, Inc.	Peapack-Gladstone Financial Corporation
Burke & Herbert Financial Services Corp.	Preferred Bank
Great Southern Bancorp, Inc.	QCR Holdings, Inc.
Hanmi Financial Corporation	Shore Bancshares, Inc.
Kearny Financial Corp.	Third Coast Bancshares, Inc.
Metropolitan Bank Holding Corp.	Tompkins Financial Corporation
Mid Penn Bancorp, Inc.	TriCo Bancshares
Northfield Bancorp, Inc.	Washington Trust Bancorp, Inc.
Orrstown Financial Services, Inc.

The analysis compared publicly available financial information for Flushing with corresponding data for the Flushing Peer Group as of or for the quarter ended September 30, 2025 (unless otherwise noted) with pricing data as of December 26, 2025. The table below sets forth the data for Flushing and the median, mean, low and high data for the Flushing Peer Group.

Flushing Comparable Company Analysis

	Flushing	Flushing Peer Group Median	Flushing Peer Group Mean	Flushing Peer Group Low	Flushing Peer Group High
Total assets ($mm)	8,872	7,440	7,122	5,062	9,879
Loans / Deposits (%)	90.0	95.3	93.7	84.1	102.4
Non-performing assets¹ / Total assets (%)	0.70	0.45	0.57	0.14	1.33
Tangible common equity/Tangible assets (%)	8.01	8.78	9.21	6.99	11.94
Tier 1 Leverage ratio (%)	8.64	9.81	10.11	8.43	12.15
Total RBC Ratio (%)	14.70	14.08	14.05	12.16	15.50
CRE / Total RBC Ratio² (%)	475	326	364	308	524
LTM Return on average assets (%)	0.40³	0.95	0.95	(0.36)	1.82
LTM Return on average equity (%)	5.0³	9.3	9.2	(4.7)	16.9
LTM Net interest margin (%)	2.52	3.41	3.25	1.95	4.08
LTM Efficiency ratio (%)	71.4	57.7	58.5	29.3	76.2
Price/Tangible book value (%)	81	124	122	72	158
Price/LTM Earnings per share (x)	16.0³	12.0	12.1	9.0	16.1
Price/2026E Earnings per share (x)	10.8	9.4	9.6	8.1	12.2
Current Dividend Yield (%)	5.1	3.0	2.8	0.0	7.4
Market value ($mm)	575	701	805	476	1,571

1	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned
2	Bank-level ratio used for holding companies with unitary bank subsidiaries; consolidated ratio used for holding companies with multiple subsidiaries
3	Represents LTM core profitability; source: Flushing non-GAAP disclosure

PSC used publicly available information to perform a similar analysis for OceanFirst by comparing selected financial information for OceanFirst with a group of financial institutions selected by PSC. The OceanFirst peer group included major exchange-traded banks nationwide with total assets between $7.5 billion and $20.0 billion and CRE concentration ratios greater than three hundred percent (300%), but excluded targets of announced merger transactions (the “OceanFirst Peer Group”). The OceanFirst Peer Group consisted of the following companies:

Burke & Herbert Financial Services Corp.	Merchants Bancorp
ConnectOne Bancorp, Inc.	Metropolitan Bank Holding Corp.
Dime Community Bancshares, Inc.	QCR Holdings, Inc.
Eagle Bancorp, Inc.	ServisFirst Bancshares, Inc.
Hanmi Financial Corporation	Tompkins Financial Corporation
Kearny Financial Corp.	TriCo Bancshares

The analysis compared publicly available financial information for OceanFirst with corresponding data for the OceanFirst Peer Group as of or for the quarter ended September 30, 2025 (unless otherwise noted) with pricing data as of December 26, 2025. The table below sets forth the data for OceanFirst and the median, mean, low and high data for the OceanFirst Peer Group.

OceanFirst Comparable Company Analysis

	OceanFirst	OceanFirst Peer Group Median	OceanFirst Peer Group Mean	OceanFirst Peer Group Low	OceanFirst Peer Group High
Total assets ($mm)	14,325	9,724	11,322	7,648	19,355
Loans / Deposits (%)	101.3	91.8	90.7	76.1	102.4
Non-performing assets¹ / Total assets (%)	0.34	0.64	0.79	0.27	1.48
Tangible common equity/Tangible assets (%)	8.12	9.08	9.22	8.18	10.40
Tier 1 Leverage ratio (%)	9.10	10.21	10.31	9.27	11.79
Total RBC Ratio (%)	13.06	14.43	14.33	12.16	16.18
CRE / Total RBC Ratio² (%)	417	326	363	300	524
LTM Return on average assets (%)	0.60	0.99	0.82	(1.00)	1.46
LTM Return on average equity (%)	4.7	9.1	7.8	(9.8)	15.3
LTM Net interest margin (%)	2.84	3.03	3.11	1.95	4.08
LTM Efficiency ratio (%)	68.6	55.9	54.5	33.7	76.2
Price/Tangible book value (%)	101	117	125	57	227
Price/LTM Earnings per share (x)	15.3	13.6	14.6	7.8	27.4
Price/2026E Earnings per share (x)	10.8	9.3	9.8	6.8	13.5
Current Dividend Yield (%)	4.1	2.8	2.5	0.2	5.7
Market value ($mm)	1,134	1,208	1,337	476	4,020

1	Nonperforming assets include nonaccrual loans and leases and foreclosed or repossessed assets; excludes TDRs
2	Bank-level ratio used for holding companies with unitary bank subsidiaries; consolidated ratio used for holding companies with multiple subsidiaries

Analysis of Precedent Transactions

PSC reviewed a group of recent, nationwide merger and acquisition transactions. The group consisted of transactions with over ninety percent (90%) stock consideration announced between January 1, 2020 and December 26, 2025 with target total assets as a percentage of buyer total assets between forty percent (40%) and seventy percent (70%), but excluded transactions with non-disclosed deal values, credit union buyers, private equity buyers, undisclosed buyers and terminated transactions (the “Nationwide Precedent Transactions”).

The Nationwide Precedent Transactions group was composed of the following transactions:

Acquiror	Target
Nicolet Bankshares, Inc.	MidWestOne Financial Group, Inc.
Investar Holding Corporation	Wichita Falls Bancshares, Inc.
Mechanics Bank	HomeStreet, Inc.
Atlantic Union Bankshares Corporation	Sandy Spring Bancorp, Inc.
ConnectOne Bancorp, Inc.	The First of Long Island Corporation
First Busey Corporation	CrossFirst Bankshares, Inc.
Renasant Corporation	The First Bancshares, Inc.
WesBanco, Inc.	Premier Financial Corp.
ChoiceOne Financial Services, Inc.	Fentura Financial, Inc.
West Coast Community Bancorp	1st Capital Bancorp
Central Valley Community Bancorp	Community West Bancshares
Peoples Financial Services Corp.	FNCB Bancorp, Inc.
Shore Bancshares, Inc.	The Community Financial Corporation

Using the latest publicly available information prior to the announcement of the relevant transaction, PSC reviewed the following transaction metrics: deal value, transaction price to last-twelve-months earnings per share, transaction price to estimated earnings per share, transaction price to tangible book value per share, core deposit premium, and one (1)-day market premium. PSC compared the indicated transaction metrics for the merger to the median, mean, low and high metrics of the Nationwide Precedent Transactions group.

	OceanFirst/ Flushing	Nationwide Precedent Transactions
		Median	Mean	Low	High
Deal Value ($mm)	579.2	255.5	525.2	60.4	1,599.9
Transaction Price / LTM Earnings Per Share (x)	15.8¹	13.6	13.3	8.0	18.4
Transaction Price / Est. Earnings Per Share (x)	13.4	13.8	13.5	8.8	18.4
Transaction Price / Tangible Book Value Per Share (%)	80	128	118	45	184
Tangible Book Value Premium to Core Deposits (%)	(1.9)	3.7	2.5	(4.8)	9.2
1-Day Market Premium (%)	(1.4)	7.1	10.8	(12.3)	45.2

1	Represents LTM core profitability; Source: Flushing non-GAAP disclosure

Net Present Value Analyses

PSC performed an analysis that estimated the net present value of a share of Flushing common stock assuming Flushing performed in accordance with publicly available mean analyst net income and dividends per share estimates for Flushing for the quarter ending December 31, 2025 and the years ending December 31, 2026 and December 31, 2027 with an estimated long-term annual net income growth rate and estimated dividends per share for Flushing for the years thereafter, as provided by the senior management of Flushing. To approximate the terminal value of a share of Flushing common stock at December 26, 2025, PSC applied price to 2029 earnings multiples ranging from 9.0x to 14.0x and multiples of 2029 tangible book value ranging from seventy percent (70%) to one-hundred forty-five percent (145%). The terminal values were then discounted to present values using different discount rates ranging from ten percent (10%) to fourteen percent (14%), which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Flushing common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Flushing common stock of $12.75 to $21.35 when applying multiples of earnings and $12.32 to $26.27 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	9.0x	10.0x	11.0x	12.0x	13.0x	14.0x
10.0%	$14.86	$16.16	$17.46	$18.76	$20.05	$21.35
11.0%	$14.29	$15.54	$16.78	$18.02	$19.27	$20.51
12.0%	$13.75	$14.95	$16.14	$17.33	$18.52	$19.71
13.0%	$13.24	$14.38	$15.53	$16.67	$17.81	$18.95
14.0%	$12.75	$13.85	$14.94	$16.04	$17.13	$18.23

Tangible Book Value Per Share Multiples

Discount Rate	70%	85%	100%	115%	130%	145%
10.0%	$14.34	$16.73	$19.11	$21.50	$23.88	$26.27
11.0%	$13.80	$16.08	$18.37	$20.65	$22.94	$25.22
12.0%	$13.28	$15.47	$17.66	$19.85	$22.04	$24.23
13.0%	$12.79	$14.89	$16.98	$19.08	$21.18	$23.28
14.0%	$12.32	$14.33	$16.34	$18.36	$20.37	$22.38

PSC also considered and discussed with the Flushing board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, PSC performed a similar analysis, assuming Flushing’s earnings varied from 20.0% above estimates to 20.0% below estimates. This analysis resulted in the following range of per share values for Flushing’s common stock, applying the price to 2029 earnings multiples range of 9.0x to 14.0x referred to above and a discount rate of 11.66%.

Earnings Per Share Multiples

Annual Estimate Variance	9.0x	10.0x	11.0x	12.0x	13.0x	14.0x
(20.0%)	$11.76	$12.73	$13.69	$14.66	$15.63	$16.59
(10.0%)	$12.85	$13.94	$15.02	$16.11	$17.20	$18.29
0.0%	$13.94	$15.14	$16.35	$17.56	$18.77	$19.98
10.0%	$15.02	$16.35	$17.68	$19.01	$20.34	$21.67
20.0%	$16.11	$17.56	$19.01	$20.46	$21.91	$23.36

PSC also performed an analysis that estimated the net present value per share of OceanFirst common stock, assuming OceanFirst performed in accordance with publicly available mean analyst net income and dividend per share estimates for OceanFirst for the quarter ending December 31, 2025 and the years ending December 31, 2026 and December 31, 2027, as adjusted to account for the issuance of a certain amount of OceanFirst subordinated debt in October 2025 and OceanFirst’s December 2025 Credit Relief Trade, with an estimated long-term annual net income growth rate and dividends per share for OceanFirst for the years thereafter and assuming quarterly share repurchases of OceanFirst common stock in the year ending December 31, 2026, as provided by the senior management of OceanFirst. To approximate the terminal value of a share of OceanFirst common stock at December 26, 2025, PSC applied price to 2029 earnings multiples ranging from 9.0x to 14.0x and multiples of 2029 tangible book value ranging from eighty percent (80%) to one-hundred sixty percent (160%). The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 13.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of OceanFirst common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of OceanFirst common stock of $15.94 to $27.08 when applying multiples of earnings and $14.53 to $30.77 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	9.0x	10.0x	11.0x	12.0x	13.0x	14.0x
9.0%	$18.39	$20.13	$21.87	$23.60	$25.34	$27.08
10.0%	$17.74	$19.41	$21.08	$22.75	$24.42	$26.09
11.0%	$17.11	$18.72	$20.33	$21.93	$23.54	$25.15
12.0%	$16.51	$18.06	$19.61	$21.16	$22.70	$24.25
13.0%	$15.94	$17.43	$18.92	$20.41	$21.90	$23.39

Tangible Book Value Per Share Multiples

Discount Rate	80%	96%	112%	128%	144%	160%
9.0%	$16.76	$19.56	$22.36	$25.17	$27.97	$30.77
10.0%	$16.16	$18.86	$21.55	$24.25	$26.95	$29.65
11.0%	$15.59	$18.19	$20.78	$23.38	$25.97	$28.57
12.0%	$15.05	$17.55	$20.05	$22.55	$25.04	$27.54
13.0%	$14.53	$16.94	$19.35	$21.75	$24.16	$26.56

PSC also considered and discussed with the Flushing board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, PSC performed a similar analysis assuming OceanFirst’s earnings varied from 20.0% above estimates to 20.0% below estimates. This analysis resulted in the following range of per share values for OceanFirst common stock, applying the price to 2029 earnings multiples range of 9.0x to 14.0x referred to above and a discount rate of 10.61%.

Earnings Per Share Multiples

Annual Estimate Variance	9.0x	10.0x	11.0x	12.0x	13.0x	14.0x
(20%)	$14.41	$15.72	$17.02	$18.33	$19.64	$20.94
(10%)	$15.88	$17.35	$18.82	$20.29	$21.76	$23.23
0.0%	$17.35	$18.98	$20.61	$22.25	$23.88	$25.51
10%	$18.82	$20.61	$22.41	$24.21	$26.00	$27.80
20%	$20.29	$22.25	$24.21	$26.17	$28.13	$30.08

PSC noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Transaction Analysis

PSC analyzed certain potential pro forma effects of the mergers on OceanFirst assuming the transaction closes March 31, 2026. PSC utilized the following information and assumptions: (a) publicly available mean analyst net income and dividends per share estimates for Flushing for the quarter ending December 31, 2025 and the years ending December 31, 2026 and December 31, 2027 with an estimated long-term annual net income growth rate and estimated dividends per share for Flushing for the years thereafter, as provided by the senior management of Flushing, (b) publicly available mean analyst net income and dividend per share estimates for OceanFirst for the quarter ending December 31, 2025 and the years ending December 31, 2026 and December 31, 2027, as adjusted to account for the issuance of a certain amount of OceanFirst subordinated debt in October 2025 and OceanFirst’s December 2025 Credit Relief Trade, with an estimated long-term annual net income growth rate and dividends per share for OceanFirst for the years thereafter and assuming quarterly share repurchases of OceanFirst common stock in the year ending December 31, 2026, as provided by the senior management of

OceanFirst, and (c) estimated transaction expenses, cost savings, purchase accounting adjustments, adjustments for CECL accounting standards, the impact of the Durbin Amendment, the cessation of OceanFirst repurchasing OceanFirst common stock and the offer and sale of a certain amount of OceanFirst common stock in connection with the mergers, as provided by the senior management of OceanFirst. The analysis indicated that the transaction could be accretive to OceanFirst estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending 2026 through 2029 and dilutive to OceanFirst’s estimated tangible book value per share at close and in the years ending 2026 through 2028.

In connection with this analysis, PSC considered and discussed with the Flushing board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Piper Sandler’s Relationship

PSC is acting as Flushing’s financial advisor in connection with the transaction and will receive a fee for such services in an amount equal to one and two-tenths percent (1.20%) of the aggregate transaction value, which fee is contingent upon the closing of the merger. At the time of announcement of the transaction, PSC’s fee was approximately $6.9 million. PSC also received a $750,000 fee from Flushing upon rendering its opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to PSC upon closing of the transaction. Flushing has also agreed to indemnify PSC against certain claims and liabilities arising out of PSC’s engagement and to reimburse PSC for certain of its out-of-pocket expenses incurred in connection with PSC’s engagement.

In the two years preceding the date of PSC’s opinion, PSC provided certain other investment banking services to Flushing. In summary, PSC acted as book manager in connection with Flushing’s follow-on offering of common stock, which transaction occurred in December 2024 and for which PSC received approximately $1.2 million in compensation. In the two years preceding the date of PSC’s opinion, PSC provided certain investment banking services to OceanFirst. In summary, PSC acted as book manager in connection with OceanFirst’s offer and sale of subordinated debt, which transaction occurred in October 2025 and for which PSC received approximately $1.5 million in compensation. In addition, in the ordinary course of PSC’s business as a broker-dealer, PSC may purchase securities from and sell securities to Flushing, OceanFirst and their respective affiliates. PSC may also actively trade the equity and debt securities of Flushing, OceanFirst and their respective affiliates for its own account and for the accounts of its customers.

Certain Unaudited Prospective Financial Information

OceanFirst and Flushing do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain expected financial measures for the current year and certain future years in their respective regular earnings conference calls, investor conference presentations, press releases and other investor materials.

However, OceanFirst and Flushing are including in this joint proxy statement/prospectus certain unaudited prospective financial information for OceanFirst and Flushing that was made available as described below. We refer to this information collectively as the “prospective financial information.” A summary of certain significant elements of this information is set forth below and is included in this joint proxy statement/prospectus solely for the purpose of providing holders of OceanFirst common stock and holders of Flushing common stock access to certain nonpublic information made available to Flushing and OceanFirst and their respective boards of directors and financial advisors.

The prospective financial information, to the extent prepared by Flushing’s or OceanFirst’s senior management, was prepared in good faith and on a reasonable basis based on the best information available to the preparers at the time of their preparation. However, there can be no assurance that the forecasts or projections will be realized, and actual results may vary materially from those shown in the prospective financial information. Neither OceanFirst nor Flushing endorses the prospective financial information as necessarily predictive of actual future results.

Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by OceanFirst’s and Flushing’s senior management or selected Wall Street research analysts, as applicable, at the time such prospective financial information was prepared or approved for the financial advisors to use as described in this joint proxy statement/prospectus in the section entitled “The Transactions—Opinion of OceanFirst’s Financial Advisor” and “The Transactions—Opinion of Flushing’s Financial Advisor.” The prospective financial information represents, as applicable, selected Wall Street research analysts’ evaluation or, extrapolated therefrom, OceanFirst’s senior management’s evaluation, of OceanFirst’s expected future financial performance on a standalone basis and Flushing’s senior management’s evaluation of Flushing’s expected future financial performance on a standalone basis, without reference to the mergers or the investment. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which OceanFirst and Flushing operate and the risks and uncertainties described under the sections entitled “Risk Factors” beginning on page 40 of this joint proxy statement/prospectus and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 38 of this joint proxy statement/prospectus and in the reports that OceanFirst and Flushing file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of OceanFirst and Flushing and will be beyond the control of the combined company following the completion of the mergers. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the mergers are completed. Further, these assumptions do not include all potential actions that the senior management of OceanFirst or Flushing could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that OceanFirst, Flushing or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any OceanFirst stockholders or Flushing stockholders, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information.

This information should not be construed as financial guidance, and it should not be relied on as such. This information was prepared, to the extent prepared by Flushing’s or OceanFirst’s senior management, solely for internal use and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change. The prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the investment agreement or the possible financial and other effects on OceanFirst or Flushing of the mergers or the investment, and does not attempt to predict or suggest actual future results of the combined company following the completion of the mergers and the investment or after giving effect to the mergers and investment, including the effect of negotiating or executing the merger agreement or investment agreement, the costs that may be incurred in connection with consummating the mergers or the investment, the potential synergies that may be achieved by the combined company as a result of the mergers and the investment, the effect on OceanFirst or Flushing of any business or strategic decision or action that has been or will be taken as a result of the merger agreement or the investment agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement or the investment agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers and the investment. Further, the prospective financial information does not take into account the effect of any possible failure of the mergers and the investment to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company will operate after the mergers and the investment.

The accompanying prospective financial information was prepared separately using, in some cases, different assumptions, and the different estimates are not intended to be added together. Adding the prospective financial information of OceanFirst and Flushing together is not intended to represent the results the combined company will achieve if the mergers and the investment are completed and is not intended to represent forecasted financial information for the combined company if the mergers and the investment are completed.

By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither OceanFirst nor Flushing nor any of their respective representatives has made or makes any representation or warranty to any person regarding the ultimate performance of OceanFirst or Flushing compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. Neither OceanFirst, Flushing nor, after completion of the mergers, the combined company undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The prospective financial information summarized in this section is not being included in this joint proxy statement/prospectus in order to induce any OceanFirst stockholder to vote in favor of the OceanFirst issuance proposal or OceanFirst exemption amendment proposal or any other proposal to be voted on at the OceanFirst special meeting nor to induce any Flushing stockholder to vote in favor of the Flushing merger proposal or any other proposal to be voted on at the Flushing special meeting.

The accompanying prospective financial information, to the extent prepared by OceanFirst’s or Flushing’s senior management, was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles.

Subject to the above, the prospective financial information included in this section has been provided by OceanFirst’s senior management and Flushing’s senior management as described in this section. Neither Deloitte, BDO nor any other independent registered public accounting firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, each of Deloitte and BDO does not express an opinion or any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The reports by Deloitte and BDO incorporated by reference into this joint proxy statement/prospectus relate solely to OceanFirst’s and Flushing’s respective previously issued financial statements and do not extend to the prospective financial information in this “Certain Unaudited Prospective Financial Information” section and should not be read to do so.

In light of the foregoing, and taking into account that the OceanFirst special meeting and the Flushing special meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, OceanFirst stockholders and Flushing stockholders are strongly cautioned not to place unwarranted reliance on such information, and OceanFirst and Flushing urge all OceanFirst stockholders and Flushing stockholders to review OceanFirst’s and Flushing’s respective most recent SEC filings for descriptions of OceanFirst’s and Flushing’s respective reported financial results and the financial statements of OceanFirst and Flushing incorporated by reference into this joint proxy statement/prospectus. See the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” for more information on OceanFirst’s and Flushing’s respective most recent SEC filings.

Certain Unaudited Prospective Financial Information of Flushing

The following table presents certain publicly available mean analyst consensus “street estimates” for Flushing’s year-end total assets, net income available to Flushing stockholders, and earnings per share for the fiscal years ending December 31, 2025, December 31, 2026 and December 31, 2027.

Street Estimates of Flushing

Fiscal Year Ended December 31,	2025E	2026E	2027E
Year-end total assets ($ in billions)	$8.87	$9.00	$9.23
Net income to common ($ in millions)	$26.6	$53.9	$59.7
Earnings Per Share	$0.78	$1.58	$1.75

The street estimates for Flushing were used by KBW at the direction of OceanFirst and by PSC at the direction of Flushing in performing financial analyses in connection with their respective opinions.

Certain Unaudited Prospective Financial Information of OceanFirst

The following table presents certain publicly available mean analyst consensus “street estimates” for OceanFirst’s year-end total assets, net income available to OceanFirst stockholders, and earnings per share for the fiscal years ending December 31, 2025, December 31, 2026 and December 31, 2027.

Street Estimates of OceanFirst

Fiscal Year Ended December 31,	2025E	2026E	2027E
Year-end total assets ($ in billions)	$14.31	$15.17	$15.97
Net income to common ($ in millions)	$70.1	$103.5	$123.7
Earnings Per Share	$1.22	$1.78	$2.15

Additionally, OceanFirst management provided KBW and PSC with certain adjustments (related to OceanFirst’s October 2025 notes offering and a credit risk transfer on a pool of OceanFirst’s residential loans) that reduced net income to common by approximately $2.3 million in 2026 and $2.2 million in 2027. The street estimates for OceanFirst and adjustments thereto were used by KBW at the direction of OceanFirst and by PSC at the direction of Flushing in performing financial analyses in connection with their respective opinions.

Long-term Annual Growth Rate Assumptions provided by OceanFirst

For purposes of extrapolating OceanFirst’s and Flushing’s financial results beginning in 2028, OceanFirst management provided estimated long-term annual growth rates of: (a) 8.0% for OceanFirst’s net income available to common and 5.0% for OceanFirst’s total assets; and (b) 8.0% for Flushing’s net income available to common and 5.0% for Flushing’s total assets, which were used by KBW at the direction of OceanFirst and by PSC at the direction of Flushing in performing financial analyses in connection with their respective opinions.

Interests of Certain Flushing Directors and Executive Officers in the Mergers

Certain of Flushing’s directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of Flushing stockholders generally. The Flushing board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and the mergers, in approving the merger agreement and the mergers, and in recommending to the Flushing stockholders that they vote to approve the Flushing merger proposal, the Flushing compensation proposal, and the Flushing adjournment proposal. For more information, see sections entitled “The Transactions—Background of the Mergers and the Investment” beginning on page 72 and “The Transactions—Flushing’s Reasons for the Mergers; Recommendation of the Flushing Board of Directors” beginning on page 85. Such interests are described in more detail below.

The descriptions below pertain to Flushing’s directors and executive officers. The amounts shown below are estimated based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, and do not reflect certain compensation actions that may be taken or that may occur before completion of the mergers.

Treatment of Flushing Equity Awards

The Flushing equity awards held by Flushing’s directors and executive officers immediately prior to the effective time will be treated in the same manner as those Flushing equity awards held by other employees generally, as described below.

At the effective time, outstanding Flushing equity awards will be treated as follows:

•

each outstanding Flushing RSU award that was granted under Flushing’s equity plans on or prior to December 29, 2025, will become fully vested and will be cancelled and converted into the right to receive (a) a number of shares of OceanFirst common stock equal to the product of (i) the number of shares of Flushing common stock subject to such Flushing RSU award immediately prior to the effective time (assuming achievement of the target level of performance for any Flushing RSU award that is subject to performance-based vesting conditions for which the applicable performance period has not ended as of the effective time and the actual level of performance achieved for any Flushing RSU award that is subject to performance-based vesting conditions for which the applicable performance period has ended prior to the effective time), multiplied by (ii) the exchange ratio, and (b) an amount in cash equal to the accrued dividend equivalent payments (if any) with respect to such Flushing RSU award; and

•

each outstanding Flushing RSU award that was granted under Flushing’s equity plans after December 29, 2025, will be assumed and converted into a service-based OceanFirst RSU award, subject to the same terms and conditions applicable to such assumed Flushing RSU award immediately prior to the effective time, including with respect to service-based vesting conditions, “double trigger” change in control accelerated vesting, and dividend equivalents, but not any performance conditions or performance-based vesting. The number of shares of OceanFirst common stock subject to each OceanFirst RSU award will equal the product of (a) the number of shares of Flushing common stock subject to such assumed Flushing RSU award immediately prior to the effective time (assuming, in the case of any assumed Flushing RSU award that is subject to performance-based vesting, that performance was achieved at the target level of performance), multiplied by (b) the exchange ratio.

The assumed Flushing RSU awards will be subject to “double trigger” vesting, meaning that in the event of the director’s or executive officer’s qualifying termination on or within the twenty-four (24)-month period following the closing of the mergers, the assumed Flushing RSU award will accelerate and vest in full. For these purposes, a qualifying termination means, (a) in the case of the directors, a termination of such director’s service at the effective time (if the director will not serve as a member of the OceanFirst board of directors following the effective time) and a termination of such director’s service due to the director’s removal without cause (if the director will serve as a member of the OceanFirst board of directors following the effective time), and (b) in the case of the executive officers, a termination of employment that would otherwise entitle the executive officer to severance under the executive officer’s employment agreement with Flushing and/or Flushing Bank, as described in the section entitled “—Flushing Employment Agreements” below.

For an estimate of the amounts that would be realized by each of the named executive officers with respect to their unvested Flushing RSU awards and assumed Flushing RSU awards (assuming, in the case of the assumed Flushing RSU awards, that a qualifying termination of employment occurs immediately after the effective time) see the section entitled “—Quantification of Potential Payments and Benefits to Flushing’s Named Executive Officers” beginning on page 120. The estimated aggregate amounts that would be realized by the non-employee directors of the Flushing board of directors as a group and the four other executive officers of Flushing (who are not named executive officers), in either case, in respect of their unvested Flushing RSU awards and assumed Flushing RSU awards that are outstanding on February 1, 2026 (assuming that the effective time occurs on such date and that a qualifying termination occurs immediately after the effective time) are $723,456, with respect to the non-employee directors, and $1,333,538, with respect to the four other executive officers (who are not named executive officers).

The amounts in the preceding paragraph were determined using equity awards outstanding as of February 1, 2026, and a price per share of Flushing common stock of $15.07 (the average closing market price over the first five (5) business days following the first public announcement of the mergers on December 29, 2025). These amounts do not attempt to forecast any additional equity grants, issuances or forfeitures that may occur prior to the effective time of the mergers following the date of this joint proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts may materially differ from the amounts as set forth above.

Flushing Employment Agreements

Each of the named executive officers and Flushing’s four other executive officers (who are not named executive officers) are parties to employment agreements with Flushing and/or Flushing Bank, which provide for severance pay and benefits in the event of the officer’s qualifying termination from employment, as described below.

Employment Agreements with Messrs. Buran and Korzekwinski and Mses. Grasso and Kelly

Messrs. Buran and Korzekwinski and Mses. Grasso and Kelly would be entitled to the following severance pay and benefits under the officer’s employment agreements with Flushing and Flushing Bank in the event of their termination by Flushing and/or Flushing Bank other than for “cause,” their resignation for “good reason” (as such terms are defined in the employment agreements), or their voluntary resignation during the sixty (60)-day period commencing six (6) months following the date of receipt of the requisite Flushing stockholder approval: (a) a cash lump sum payment equal to (i) the officer’s annual base salary and bonus (based on the highest bonus received under the bonus plan for the last three (3) years preceding termination) otherwise payable as if the officer’s employment had continued for an additional twenty-four (24) months (or thirty-six (36) months, in the case of Mr. Buran); and (ii) the pro rata portion of the officer’s bonus for the year of termination (with the amount of such pro-rata bonus based on the amount of bonus earned by each officer under the bonus plan in the year preceding termination); and (b) continued health and welfare benefits (including group life, disability, medical, and dental benefits) for twenty-four (24) months (or thirty-six (36) months, in the case of Mr. Buran) equivalent to those provided to active employees during such period, including dependent coverage. These employment agreements provide that if the officer receives payments that would be subject to the excise tax on excess parachute payments imposed by Section 4999 of the Code, the officer will be entitled to receive an additional payment, or “gross-up,” in an amount necessary to put the executive in the same after-tax position as if such excise tax had not been imposed.

Employment Agreements with Ms. Cullen and Messrs. Bingold, Buonaiuto and McClintock

Ms. Susan K. Cullen and Messrs. Michael Bingold, Thomas M. Buonaiuto and Douglas J. McClintock would be entitled to the following severance pay and benefits under their employment agreements with Flushing Bank in the event of their termination by Flushing Bank other than for “cause,” or their resignation for “good reason” (as such terms are defined in the employment agreements): (a) a cash lump sum payment equal to (i) the officer’s annual base salary and bonus (based on the average bonus for the three (3) most recent calendar years ended prior to termination) otherwise payable as if the officer’s employment had continued for an additional twenty-four (24) months; and (ii) the pro rata portion of the officer’s bonus for the year of termination (with the amount of such pro-rata bonus based on the amount of bonus earned by each officer under the bonus plan in the year preceding termination); and (b) continued health and welfare benefits (including group life, disability, medical, and dental benefits) for twenty-four (24) months equivalent to those provided to active employees during such period, including dependent coverage (with the exception of Mr. McClintock, who is not entitled to such continued health and welfare benefits). These employment agreements contain “net better” cutback provisions that provides for a cutback to the extent necessary to avoid imposition of the excise tax on excess parachute payments imposed by Section 4999 of the Code only if doing so would put the officer in a better after-tax position than paying the excise tax.

Employment Agreement with Ms. Burrowes

Ms. Astrid Burrowes would be entitled to the following severance pay and benefits under her employment agreement with Flushing Bank in the event of a termination by Flushing Bank other than for “cause” or her resignation for “good reason” (as such terms are defined in the employment agreement), in either case, within two (2) years of the closing of the mergers: (a) a cash lump sum payment equal to one (1) month of salary for each year of the officer’s service (but not less than twelve (12) months or greater than eighteen (18) months); and (b) continued health (medical and dental) and group term life insurance benefits during the severance period equivalent to those provided to active employees during such period, including dependent coverage. In addition, pursuant to the terms of the merger agreement, Ms. Burrowes would be entitled to a pro-rata portion of her annual bonus for the calendar year in which the closing date occurs in the event of a termination of her employment other than for “cause” during such calendar year.

For an estimate of the amounts that would be payable to each of Flushing’s named executive officers upon a qualifying termination at the effective time under their employment agreements, see the section entitled “ —Quantification of Potential Payments and Benefits to Flushing’s Named Executive Officers” beginning on page 120. The estimated aggregate amount that would be payable to Flushing’s four (4) other executive officers (who are not named executive officers) upon a qualifying termination at the effective time under their employment agreements (including both cash severance and benefits), assuming a qualifying termination occurs on February 1, 2026, is $3,471,648. The amounts in this paragraph were determined using annual base salaries and continued benefit costs as of February 1, 2026. These amounts do not attempt to forecast any changes to annual base salaries or benefit costs that may occur prior to the effective time of the mergers following the date of this joint proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts to be received by Flushing’s executive officers may materially differ from the amounts set forth above.

Retention Agreements

On December 29, 2025, in connection with the mergers, Flushing entered into retention award agreements with Messrs. Buran and Korzekwinski and Mses. Grasso and Kelly. Under these agreements, the officer is eligible to receive a cash retention award. Fifty percent (50%) of each award will be earned upon the closing of the mergers, subject to continued employment through the closing date. The remaining fifty percent (50%) of the award will be earned on the six (6)-month anniversary of the closing of the mergers, subject to continued employment, except in cases of termination without “cause,” due to death or “disability,” or resignation for “good reason” (as defined in the agreements). Mr. Buran is expected to incur a triggering termination in connection with his termination of employment with Flushing as of the closing date of the mergers. If the mergers do not occur and the merger agreement is terminated, no retention awards will be earned. Payments of the retention awards were made on or before December 31, 2025, subject to recoupment if the foregoing conditions are not satisfied. The agreements include confidentiality, non-solicitation, and, for Mr. Buran, non-competition covenants. For the amounts of the retention awards made to the each of Flushing’s named executive officers, see the section entitled “ —Quantification of Potential Payments and Benefits to Flushing’s Named Executive Officers” beginning on page 120. The amount of the retention award made to Ms. Kelly was $550,000.

Release Agreements in Connection with Termination of Retiree Health and Welfare Obligations

In connection with the mergers, Flushing will terminate its retiree health and welfare plans and related contractual obligations, including those with the named executive officers and Mr. Buonaiuto and Mses. Kelly and Burrowes who were entitled to such benefits. In connection with such termination, each such officer entered into a release agreement providing for a one (1)-time cash payment in exchange for waiving any rights to retiree health and welfare benefits. These one (1)-time payments were made on or prior to December 31, 2025. For the amounts of such one (1)-time payments paid to the each of Flushing’s named executive officers, see the section entitled “ —Quantification of Potential Payments and Benefits to Flushing’s Named Executive Officers” beginning on page 120. The aggregate amount of the one (1)-time payments made to Mr. Buonaiuto and Mses. Kelly and Burrowes was $1,026,184.

Buran SERP

Under Mr. Buran’s employment agreement, Flushing credited $50,000 during each of the years 2006 through 2015 to a bookkeeping account maintained by Flushing and Flushing Bank (the “SERP account”) for purpose of providing Mr. Buran with supplemental retirement benefits. Upon Mr. Buran’s termination of employment by reason of his retirement, disability, voluntary resignation for “good reason,” discharge without “cause” or for any reason following a “change in control” (as such terms are defined in the employment agreement), Flushing or Flushing Bank will pay Mr. Buran a cash lump sum equal to the greater of $500,000 or the amount then credited to his SERP account. In addition, under the terms of the merger agreement, in connection with the closing of the mergers, the Flushing board of directors and the Flushing Bank board of directors may elect to terminate the Buran SERP in accordance with Section 409A of the Code, in which case Mr. Buran would be paid the amount then credited to his SERP account in a cash lump sum within thirty (30) days of the closing of the mergers. Mr. Buran is fully vested in the amount credited to his SERP account, which as of February 1, 2026, is approximately $1,735,353.

Flushing Bank’s Supplemental Savings Incentive Plan

Pursuant to Flushing Bank’s Supplemental Savings Incentive Plan (the “Flushing SSIP”), eligible officers may defer a portion of their compensation and receive matching credits with respect to such deferrals and receive supplemental credits (in the amount that would have been credited to the officer’s account in the Flushing Bank’s 401(k) Savings Plan as discretionary profit-sharing contributions but for limitations under the Code). Each of the named executive officers and Mr. Buonaiuto and Mses. Kelly and Burrowes participate in the Flushing SSIP. The Flushing SSIP provides that in the event of a termination from employment (for any reason) within two (2) years (or for certain grandfathered account balances, three (3) years) following a “change of control” (as defined in the Flushing SSIP), Flushing Bank will pay the amount then credited to the officer’s account under the Flushing SSIP in a cash lump sum. Under the terms of the merger agreement, in connection with the closing of the mergers, the Flushing Bank board of directors may elect to terminate the Flushing SSIP in accordance with Section 409A of the Code, in which case the officers would be paid the amounts then credited to their accounts under the plan in a cash lump sum within thirty (30) days of the closing of the mergers. All of the named executive officers and Mr. Buonaiuto and Mses. Kelly and Burrowes are fully vested in their account balances under the Flushing SSIP, which as of February 1, 2026, are approximately $4,616,482 for Mr. Buran, $1,494,506 for Ms. Cullen, $1,131,280 for Ms. Grasso, $2,550,771 for Mr. Korzekwinski, and $1,195,621 for Mr. Bingold, and $2,859,184 in the aggregate for Mr. Buonaiuto and Mses. Kelly and Burrowes.

Flushing Bank’s Outside Director Retirement Plan

Flushing Bank has an outside director retirement plan that provides benefits to each non-employee director of the board of directors of Flushing Bank who became a non-employee director before January 1, 2004, who has at least five (5) years of service as a non-employee director, and whose years of service as a non-employee director plus such non-employee director’s age equals or exceeds fifty-five (55). Messrs. James D. Bennett, Louis C. Grassi, and John J. McCabe participate in the plan, and are each fully vested in their maximum benefit under the plan (of $480,000 each). Upon a termination of the non-employee director’s service following a “change in control” (as defined in the plan), Flushing Bank will pay the non-employee director’s benefit under the plan in a cash lump sum. Under the terms of the merger agreement, in connection with the closing of the mergers, the Flushing Bank board of directors may elect to terminate the Flushing Bank’s director retirement plan in accordance with Section 409A of the Code, in which case the outside directors would be paid their benefit under the plan in a cash lump sum within thirty (30) days of the closing of the mergers.

Indemnification; Directors’ and Officers’ Insurance

Flushing’s directors and officers will be entitled to ongoing indemnification and advancement of expenses as incurred in accordance with the merger agreement (as described in the section entitled “The Merger Agreement—Director and Officer Indemnification” beginning on page 140).

Board of Directors and Management of the Combined Company and Surviving Bank

The merger agreement provides that certain of Flushing’s directors and executive officers are expected to continue to serve as directors or executive officers, as applicable, of the combined company and the surviving bank following the effective time. The merger agreement also provides that, effective as of the effective time, Mr. Buran will have the right to serve as the non-executive chairman of the board of directors of the combined company and the surviving bank. See the section entitled “Combined Company Governance—Boards of Directors of the Combined Company and the Surviving Bank” beginning on page 141 and “Combined Company Governance—Management and Headquarters of the Combined Company after the Mergers” beginning on page 142 for more information.

Quantification of Potential Payments and Benefits to Flushing’s Named Executive Officers

The table below sets forth the information required by Item 402(t) of the Regulation S-K regarding certain compensation that will or may be paid or become payable to each of Flushing’s “named executive officers” (as identified in accordance with SEC regulations) and that is based on, or otherwise relates to, the mergers. The amounts listed below are estimates based on the following assumptions:

•

The effective time (which the parties have agreed will constitute a change in control or term of similar import under each applicable Flushing agreement or arrangement) will occur on February 1, 2026 (which is the assumed date solely for the purposes of this golden parachute compensation disclosure);

•

Each named executive officer will experience a qualifying termination immediately after the effective time (and none of Messrs. Buran or Korzekwinski or Ms. Grasso will voluntarily resign from employment during any portion of the sixty (60)-day period commencing six (6) months following the date of receipt of the requisite Flushing stockholder approval that may occur prior to the effective time);

•	The named executive officer’s base salary and annual target bonus opportunity will remain unchanged from those in place as of February 1, 2026;

•	Each named executive officer’s outstanding Flushing equity awards are those that are outstanding as of February 1, 2026; and

•

The price per share of Flushing common stock at the effective time of the mergers is $15.07 (the average closing market price over the first five business days following the first public announcement of the mergers on December 29, 2025, as required by Item 402(t) of Regulation S-K).

The calculations in the tables below do not include amounts that Flushing’s named executive officers were already entitled to receive or vested in as of the date of this joint proxy statement/prospectus. The calculations in the tables also do not reflect compensation actions that may occur after the date of this joint proxy statement/prospectus but before the effective time of the mergers (including any additional equity award grants, issuances or forfeitures that may occur, or future dividends or dividend equivalents that may be accrued, after the date of this joint proxy statement/prospectus but before the effective time of the mergers). As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the tables, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

For purposes of this disclosure, “single trigger” refers to payments and benefits that are payable solely as a result of completion of the mergers and “double trigger” refers to payments and benefits that require two conditions, which are the completion of the mergers and a qualifying termination of employment after the completion of the mergers.

Potential Change in Control Payments to Named Executive Officers

Named Executive Officers	Cash(1)	Equity(2)	Benefits(3)	Tax Reimbursement(4)	Total
John R. Buran	$7,395,414	$1,369,760	$611,331	—	$9,376,505
Susan K. Cullen	$1,408,118	$663,333	$512,786	—	$2,584,237
Maria A. Grasso	$2,667,190	$711,803	$629,427	—	$4,008,421
Francis W. Korzekwinski	$2,307,148	$663,333	$650,532	—	$3,621,013
Michael Bingold	$1,206,613	$663,333	$580,740	—	$2,450,686

(1)

Cash. For each of the named executive officers, the cash amounts include the following severance payments: (a) a lump sum cash payment equal to the named executive officer’s annual base salary and bonus (based on the highest bonus received under the bonus plan for the last three (3) years preceding termination, except for Ms. Cullen and Mr. Bingold, whose bonus is based on the average bonus for the three (3) most recent calendar years ended prior to termination) otherwise payable as if the named executive officer’s employment had continued for an additional twenty-four (24) months (or thirty-six (36) months, in the case of Mr. Buran); and (b) a lump sum cash payment equal to a pro-rata portion of the named executive officer’s bonus for the year of termination (with the amount of such pro-rata bonus based on the amount of bonus earned by each named executive officer under the bonus plan in the year preceding termination). The cash severance payments described in items (a) and (b) are “double trigger” (i.e., the amounts are payable only upon a termination by Flushing without “cause,” a voluntary resignation for “good reason” (as such terms are defined in the employment agreements), or, in the cases of Messrs. Buran and Korzekwinski and Ms. Grasso, a voluntary resignation during the sixty (60)-day period commencing six (6) months following receipt of the requisite Flushing stockholder approval). For Messrs. Buran and Korzekwinski and Ms. Grasso, the cash amounts also include cash retention awards, of which fifty percent (50%) is “single trigger” (i.e., the amounts will be earned upon the closing of the mergers (subject to continued employment through the closing date)) and the remaining fifty percent (50%) is “double trigger” and will be earned on the six (6)-month anniversary of the closing of the mergers (subject to continued employment, except in the cases of termination without “cause,” due to death or “disability,” or resignation for “good reason,” as such terms are defined in the retention agreements). Mr. Buran is expected to incur a triggering termination in connection with his termination of employment with Flushing on the closing date. The retention agreements include confidentiality, non-solicitation, and, for Mr. Buran, non-competition covenants. Payments of the retention awards were made on or before December 31, 2025 (subject to recoupment if the foregoing conditions are not satisfied). Set forth below are the separate values of such cash payments.

Named Executive Officers	Cash Severance Amount	Pro Rata Bonus	Retention Amount
John R. Buran	$5,543,526	$51,888	$1,800,000
Susan K. Cullen	$1,389,333	$18,784	—
Maria A. Grasso	$1,770,378	$21,812	$875,000
Francis W. Korzekwinski	$1,538,196	$18,952	$750,000
Michael Bingold	$1,190,517	$16,096	—

(2) Equity. As set forth in the following table, and described in the section entitled “The Merger Agreement—Treatment of Flushing Equity Awards,” the values below represent: (a) the value of the unvested Flushing RSU awards that were granted under Flushing’s equity plans on or prior to December 29, 2025 (assuming target level of performance for any Flushing RSU awards that are subject to performance-based vesting conditions), that accelerate and become vested at the effective time (including any accrued dividend equivalents) (which are “single trigger”), and (b) the value of the unvested assumed Flushing RSU awards that were granted under Flushing’s equity plans after December 29, 2025 (at target level of performance for any assumed Flushing RSU awards that are subject to performance-based vesting conditions) that would be payable upon a qualifying termination of employment on or within twenty-four (24) months after the effective time (which are “double trigger”). Mr. Buran is expected to incur a qualifying termination in connection with his termination of employment with Flushing on the closing date.

Named Executive Officers	Accelerated RSU Awards	Assumed RSU Awards
John R. Buran	$899,514	$470,246
Susan K. Cullen	$451,119	$212,214
Maria A. Grasso	$483,010	$228,793
Francis W. Korzekwinski	$451,119	$212,214
Michael Bingold	$451,119	$212,214

(1)

Benefits. Includes, for each named executive officer, an estimated amount equal to continued health and welfare benefits for twenty-four (24) months (thirty-six (36) months in the case of Mr. Buran) following termination from employment equivalent to those provided to active employees during such period, including dependent benefits (which are “double trigger”) of $106,484 for Mr. Buran, $32,779 for Ms. Cullen, $74,355 for Ms. Grasso, $74,355 for Mr. Korzekwinski, and $75,668 for Mr. Bingold. Also includes a one (1)-time cash payment made to each named executive officer in exchange for the officer waiving any rights to retiree health and welfare benefits as a result of Flushing’s termination of its retiree health and welfare plans and related contractual obligations in connection with the mergers, which such payments were made on or prior to December 31, 2025, in the amounts of $504,847 for Mr. Buran, $480,007 for Ms. Cullen, $555,072 for Ms. Grasso, $576,177 for Mr. Korzekwinski, and $505,072 for Mr. Bingold (these amounts represent the full amount of the one (1)-time cash payments and have not been adjusted to reflect that Messrs. Buran and Korzekwinski and Ms. Grasso were fully vested in their retiree health benefits under Flushing’s retiree health plan before its termination).

(2)

Tax Reimbursement. The employment agreements with Messrs. Buran and Korzekwinski and Ms. Grasso provide that if the named executive officer receives payments that would be subject to the excise tax on excess parachute payments imposed by Section 4999 of the Code, the officer will be entitled to an additional payment, or “gross-up,” in an amount necessary to put the officer in the same after-tax position as if such excise tax had not been imposed. Based on a Section 280G analysis prepared by Flushing’s outside advisors (that is based on various estimates and assumptions), the payments and benefits received by the named executive officers are not expected to trigger excise taxes under Section 4999 of the Code, and therefore, no gross-up amounts are included in the table.

Combined Company Governance

Boards of Directors of the Combined Company and the Surviving Bank

The merger agreement provides for certain arrangements related to the boards of directors of OceanFirst and OceanFirst Bank after the mergers as described below.

At the effective time, in accordance with the OceanFirst bylaws, the number of directors that will comprise the full OceanFirst board of directors (and, as of the second effective time, that will comprise the full board of directors of the combined company) will be seventeen (17), of which (a) ten (10) will be legacy OceanFirst directors, (b) six (6) will be legacy Flushing directors (designated by a working group of two (2) representatives from each party, one of whom will be Mr. John Buran), and (c) one (1) will be the Warburg director, subject to the receipt of any necessary consent, non-objection or waiver of any governmental entity to serve in such capacity; provided, that, unless and until the receipt of such consent, non-objection or waiver (if necessary) the Warburg director will instead serve as a non-voting observer on the board of directors of the combined company. To the extent any such designee of Warburg is required to serve as a nonvoting observer on the board of directors of the combined company as described in the immediately preceding sentence, Warburg may designate a person to serve as a temporary director until Warburg’s initial designee receives any such applicable regulatory approval, non-objection or waiver to serve as the Warburg director.

Provided that there is not any substantive material adverse change in the facts and circumstances of a legacy Flushing director and/or legacy OceanFirst director that would cause such person to fail to meet the standards for directors of the combined company, the combined company must nominate each such legacy Flushing director and legacy OceanFirst director for reelection to the board of directors of the combined company at each of the first and second annual meetings of the stockholders of the combined company following the closing of the mergers.

If the mergers are completed prior to the 2026 annual meeting of OceanFirst stockholders, then, at the 2027 annual meeting, the combined company will have the right to not renominate up to four (4) legacy Flushing directors and/or legacy OceanFirst directors (and to resize the board of directors of the combined company accordingly). If the mergers are completed following the 2026 annual meeting of OceanFirst stockholders, then, (a) at the 2027 annual meeting, the combined company will have the right to not renominate up to two (2) legacy Flushing directors and/or legacy OceanFirst directors and (b) at the 2028 annual meeting, the combined company will have the right to not renominate up to four (4) legacy Flushing directors and/or legacy OceanFirst directors, inclusive of any directors who were not renominated at the 2027 annual meeting of OceanFirst stockholders (and, in each case, to resize the board of directors of the combined company accordingly), provided that, in each instance, the board of directors of the combined company must maintain proportional representation between legacy OceanFirst directors and legacy Flushing directors; provided, further, that if calculating such proportional representation would result in a “fractional” director (i.e., not an integral number of directors), then the number of directors will be adjusted in Flushing’s favor to achieve an integral number of directors.

If a legacy Flushing director is not elected at an annual meeting of the stockholders of the combined company at which the combined company is required to nominate such legacy Flushing directors for election, then that legacy Flushing director will have the right to serve on the advisory committee of the OceanFirst board of directors for two (2) years (with compensation similar to other advisory committee members), and the combined company will increase the size of the board of directors of the combined company and appoint a different person nominated by Flushing to such newly created seat on the board of directors of the combined company; provided that, if such nominee was not a director on the Flushing board of directors immediately prior to the effective time, then such nominee must meet the standards for directors and expert requirements, if applicable, of the combined company. In the event that a legacy Flushing director is not elected an annual meeting of the stockholders of the combined company, the combined company will not be obligated to nominate such legacy Flushing director at any subsequent meeting of the stockholders of the combined company.

The merger agreement also provides that Mr. Buran as of immediately prior to the effective time will have the right to serve as the non-executive Chairman of the OceanFirst board of directors (and, as of the second effective time, of the combined company) for a two (2)-year term following the closing of the mergers. Following such term or earlier resignation, retirement, death or disqualification, Mr. Maher immediately prior to the second effective time will be appointed as chairman of the OceanFirst board of directors for one (1) year. Thereafter, the board of directors of the combined company will appoint a chairman of the board of directors in its discretion. The Chief Executive Officer of Flushing as of immediately prior to the effective time will also be nominated to the board of directors of the combined company at each of the five (5) annual meetings of the stockholders of the combined company following the closing of the mergers. If the Chief Executive Officer of Flushing as of immediately prior to the effective time is not elected by the stockholders of the combined company at any such annual meeting, the combined company must compensate such nominee through a consulting arrangement in the amount he would have otherwise received as a director on the board of directors of the combined company for any remaining term, including the cash equivalent of any equity-based compensation payable to directors serving on the board of directors of the combined company during such terms. Additionally, any equity-based compensation held by such nominee as of immediately prior to such annual meeting will automatically and fully vest. In the event that such nominee is not elected by the stockholders of the combined company at any such annual meeting, the combined company will not be obligated to nominate such nominee at any subsequent meeting of the stockholders of the combined company.

At the bank merger effective time, in accordance with the OceanFirst Bank bylaws in effect as of immediately prior to the bank merger effective time, the number of directors that will comprise the full board of directors of the surviving bank will be eighteen (18), of which (a) eleven (11) will be legacy OceanFirst directors, (b) six (6) will be legacy Flushing directors and (c) one (1) will be the Warburg director. The combined company and the board of directors of the combined company will ensure that, at all times, any legacy Flushing director serving on the board of directors of the combined company will serve on the board of directors of the surviving bank.

So long as Warburg, together with its affiliates, beneficially own in the aggregate the lesser of (a) five percent (5%) of the outstanding shares of OceanFirst common stock (on an as-converted basis) and (b) fifty percent (50%) of the OceanFirst common stock (on an as-converted basis (excluding any shares of OceanFirst common stock underlying the warrant) and after giving effect to any permitted transfers (as defined in the investment agreement)) that Warburg beneficially owns immediately following the investment closing, as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or other like changes in OceanFirst’s capitalization, OceanFirst agreed to (i) include the Warburg director in OceanFirst’s slate of director nominees and recommend to stockholders of the combined company that the stockholders of the combined company vote in favor of electing the Warburg director to the board of directors of the combined company at the annual meeting of stockholders of the combined company and (ii) use reasonable best efforts to have the Warburg director elected as a director of the combined company, including soliciting proxies to the same extent as it does for any other nominee of the board of directors of the combined company. Any shares subject to any hedging arrangement (as defined in the investment agreement) will not be considered beneficially owned for purposes of calculating the foregoing.

During the director rights period, if the Warburg director is not elected or reelected to the board of directors of the combined company at an annual stockholders’ meeting of OceanFirst, such Warburg director will have the right (a) to serve as a nonvoting observer on the board of directors of the combined company and (b) to serve on the advisory committee of the board of directors of the combined company for no less than two (2) years, and such person will receive compensation commensurate with advisory committee members generally. However, in no event will the combined company be required to nominate any such person who stood for election and was not elected after such time as such person has stood for election and not been elected at an aggregate of three (3) annual stockholders’ meetings of the combined company (without limiting Warburg’s right to designate another person to serve as the Warburg director).

Management and Headquarters of the Combined Company after the Mergers

The merger agreement provides that, as of the effective time, (a) certain officers of Flushing will be appointed as additional officers of the combined company, each to hold a title at the senior executive vice president or executive vice president level (or such substantially equivalent title) and (b) the combined company will retain Flushing’s current headquarters located in Uniondale, New York, which will serve as a hub for the combined company’s operational presence in such geographic region.

Accounting Treatment of the Mergers

OceanFirst and Flushing prepare their respective financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of Flushing by OceanFirst under the acquisition method of accounting in accordance with GAAP. OceanFirst will be treated as the acquiror for accounting purposes. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 174 for more information.

Regulatory Approvals

OceanFirst and Flushing have agreed to cooperate with each other and use their commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the mergers, the bank merger and the OceanFirst issuance), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. These approvals include, among others, the prior approval of the Federal Reserve or a waiver of that approval requirement by the Federal Reserve under the under the BHC Act, prior approval of the OCC under the Bank Merger Act and approval by the NYDFS pursuant to the NYBL. Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations. OceanFirst submitted the FRB application and the OCC application on January 26, 2026, and the NYDFS application on January 27, 2026. As of the date of this joint proxy statement/prospectus, action on the FRB application, OCC application and NYDFS application is pending.

Although neither OceanFirst nor Flushing knows of any reason why it cannot obtain these regulatory approvals or confirmations in a timely manner, OceanFirst and Flushing cannot be certain when or if they will be obtained, or that the granting of the regulatory approvals will not involve the imposition of conditions on the completion of the mergers or the bank merger that will have the effect of delaying or jeopardizing the completion of any of the transactions contemplated by the merger agreement or the investment agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the mergers or otherwise reducing the anticipated benefits of the mergers (including the investment).

Under the terms of the merger agreement, OceanFirst and Flushing and their subsidiaries will not be required or, without the written consent of the other party, permitted, to take actions, or commit to take or refrain from taking any action, or agree to any condition or restriction in connection with obtaining the foregoing permits, consents, approvals and authorizations of governmental entities that would have a materially burdensome regulatory condition.

Federal Reserve, OCC, and NYDFS approval (if granted) for the proposed transaction: (a) would reflect only their view that the statutory and regulatory criteria for approval have been satisfied or waived; (b) would not be an opinion that the proposed transaction is financially favorable to the stockholders or that the Federal Reserve, OCC, or NYDFS has considered the adequacy of the terms of the transaction; and (c) would not be an endorsement of, or recommendation for, the proposed transaction.

OceanFirst and Flushing believe that the mergers do not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have an adverse effect on the financial condition, results of operations, assets or business of combined company following the completion of the mergers or that the approvals will not impose or include a materially burdensome regulatory condition. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the mergers or, if such a challenge is made, what the result of such challenge will be.

Federal Reserve

OceanFirst is a bank holding company that is regulated and supervised by the Federal Reserve under the BHC Act. The mergers contemplated by the merger agreement require either prior approval of the Federal Reserve or a waiver of that approval requirement by the Federal Reserve under the BHC Act. In evaluating an application for such approval, the Federal Reserve considers a number of factors, including: (a) competitive impact of the transaction in the relevant geographic markets; (b) financial, managerial and other supervisory considerations, including financial condition, future prospects, capital positions, managerial resources, and compliance with applicable banking, consumer protection, and anti-money laundering laws; (c) convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the companies under the Community Reinvestment Act (the “CRA”); (d) effectiveness of the companies and depository institutions concerned in combating money laundering activities; (e) availability of information needed to determine and enforce compliance with the BHC Act and other applicable federal banking laws; and (f) the extent to which the proposal would result in greater or more concentrated risk to the stability of the United States banking or financial system. The Federal Reserve will provide an opportunity for public comment on the application and is authorized to hold public meetings or other proceedings if it determines that would be appropriate. The Federal Reserve takes into account the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. The receipt of written comments or any public meeting or other proceed could prolong the period during which the application is under review by the Federal Reserve.

OCC

OceanFirst Bank is a national bank regulated and supervised by the OCC. The bank merger requires prior approval of the OCC under the National Bank Act and the Bank Merger Act. In evaluating an application for such approval, the OCC takes into consideration a number of factors, including (a) competitive impact of the transaction; (b) financial and managerial resources of the banks that are parties to the bank merger on a current and pro forma basis; (c) convenience and needs of the community to be served and the record of the banks under the CRA, including their CRA ratings; (d) the banks’ effectiveness in combating money laundering activities; and (e) the extent to which the bank merger would result in greater or more concentrated risks to the stability of the United States banking or financial system. In connection with its review, the OCC provides an opportunity for public comment on the application and is authorized to hold public meetings or other proceedings if it determines that would be appropriate. The OCC takes into account the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. The receipt of written comments or any public meeting or other proceed could prolong the period during which the application is under review by the OCC.

NYDFS

The mergers contemplated by the merger agreement are subject to approval by the NYDFS pursuant to NYBL. Among other things, the NYDFS will consider: (a) the impact of the mergers on the public interest and the needs and convenience of the public, (b) whether the mergers may result in a lessening of competition that is injurious to the public interest or tends toward monopoly, (c) whether the mergers will result in a consolidation of assets beyond limits consistent with effective competition, (d) whether the mergers are consistent with adequate or sound banking, and (e) the consistency of the mergers with the policy of the state of New York that NYDFS supervise and regulate banking organizations in a manner to ensure the safe and sound conduct of banking businesses, to conserve their assets, to prevent hoarding of money, to eliminate unsound and destructive competition among such banking organizations and to maintain public confidence in such business and protect the public interest and the interests of depositors, creditors, and stockholders.

Department of Justice Review and Waiting Periods

In addition to the Federal Reserve and OCC, the Antitrust Division of the Department of Justice (the “DOJ”) conducts a concurrent competitive review of the mergers and the bank merger to analyze the proposed transactions’ competitive effects and determine whether the proposed transactions would result in a violation of the antitrust laws. Transactions approved under Section 3 of the BHC Act or the Bank Merger Act generally may not be completed until thirty (30) days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than fifteen (15) days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the mergers and the bank merger, the DOJ could analyze the mergers’ or bank merger’s effect on competition differently than the Federal Reserve, OCC or the NYDFS, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve, OCC or the NYDFS regarding the mergers’ effects on competition. A determination by the DOJ not to object to the mergers or bank merger may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.

Additional Regulatory Approvals and Notices

Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations.

The investment closing depends on Warburg receiving reasonably satisfactory oral confirmation from staff of the legal division of the Federal Reserve that the consummation of the transactions contemplated by the investment agreement will not result in Warburg being deemed to have, or have acquired, “control” of OceanFirst or any of its subsidiaries for purposes of the BHC Act or CIBC Act and the implementing regulations thereunder, either (a) individually or (b) as part of an “association” or group “acting in concert” with any other person with respect to the transactions contemplated by the investment agreement contemplated to occur at the investment closing, as those terms are defined and interpreted by the Federal Reserve under Regulation Y (12 C.F.R. Part 225).

Stock Exchange Listing

OceanFirst common stock is listed for trading on the Nasdaq under the symbol “OCFC.” Under the terms of the merger agreement, OceanFirst will use its commercially reasonable efforts to, prior to the merger closing, cause the shares of OceanFirst common stock to be issued in connection with the mergers to be approved for listing on the Nasdaq. It is a condition to each party’s obligations to complete the mergers that the OceanFirst common stock to be issued pursuant to the merger agreement be authorized for listing on the Nasdaq (subject to official notice of issuance). Immediately following the completion of the mergers, shares of OceanFirst common stock will continue to be listed on the Nasdaq under the symbol “OCFC.”

Flushing common stock is listed on the Nasdaq under the symbol “FFIC.” Upon completion of the mergers, Flushing common stock will cease to be listed on the Nasdaq.

Appraisal or Dissenters’ Rights in Connection with the Mergers

Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable security holders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for such dissenting stockholders’ shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to security holders in connection with the extraordinary transaction.

Under Section 262(b)(1) of the DGCL, dissenters’ rights are not available to holders of shares listed on a national securities exchange on the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation. Notwithstanding Section 262(b)(1) of the DGCL, under Section 262(b)(2) of the DGCL, appraisal rights are available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation to accept for such stock anything except: (a) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof; (b) shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in the foregoing clauses (a) and (b); or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing clauses (a)-(d).

Because OceanFirst common stock and Flushing common stock are both listed on Nasdaq, a national securities exchange, and because Flushing stockholders will receive in the merger only shares of OceanFirst common stock which will be publicly listed on Nasdaq at the effective time and cash in lieu of fractional shares, holders of OceanFirst common stock and holders of Flushing common stock are not entitled under the DGCL to any appraisal rights in connection with the merger.

THE MERGER AGREEMENT

This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this document and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the mergers. This section is not intended to provide you with any factual information about OceanFirst or Flushing. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings OceanFirst and Flushing make with the SEC as described in the section entitled “Where You Can Find More Information” beginning on page 201 of this joint proxy statement/prospectus.

Structure of the Mergers

Each of OceanFirst’s and Flushing’s respective boards of directors has adopted a resolution approving the merger agreement. The merger agreement provides that, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Flushing, with Flushing as the interim surviving company. Immediately following the effective time, Flushing will merge with and into OceanFirst, with OceanFirst as the surviving corporation in the second merger. On the day immediately following the second effective time, Flushing Bank will merge with and into OceanFirst Bank, with OceanFirst Bank continuing as the surviving bank in the bank merger.

Merger Consideration

On the terms and subject to the conditions set forth in the merger agreement, at the effective time, each share of Flushing common stock issued and outstanding immediately prior to the effective time, except shares of Flushing common stock owned by Flushing as treasury stock or owned by Flushing, any subsidiary of Flushing, OceanFirst or any subsidiary of OceanFirst (in each case, other than shares of Flushing common stock (a) held in any employee benefit plans or related trust accounts, managed accounts, mutual funds and the like, or (b) otherwise held in any fiduciary or agency capacity or as a result of debts previously contracted), will be converted into the right to receive 0.85 of a share of OceanFirst common stock.

If, prior to the effective time, the outstanding shares of OceanFirst common stock or Flushing common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, reclassification, stock dividend, stock split, reverse stock split or similar change in capitalization, but, in each case, excluding the investment, or there is any extraordinary dividend or extraordinary distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give OceanFirst stockholders and Flushing stockholders the same economic effect as contemplated by the merger agreement prior to such event.

Treatment of Fractional Shares

No fractional shares of OceanFirst common stock will be issued in the mergers, no dividend or distribution with respect to OceanFirst common stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of an OceanFirst stockholder. In lieu of the issuance of any such fractional share, OceanFirst will pay to each former Flushing stockholder who otherwise would be entitled to receive such fractional share an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying (a) the volume weighted average trading price of OceanFirst common stock on the Nasdaq as reported by The Wall Street Journal (or, if such information is no longer reported therein, as reported by a comparable internationally recognized source mutually determined by OceanFirst and Flushing) for the fifteen (15) consecutive full trading days ending on the last trading day preceding the merger closing date by (b) the fraction of a share (after taking into account all shares of Flushing common stock held by such holder immediately prior to the effective time and rounded to the nearest thousandth when expressed in decimal form) of OceanFirst common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement.

Combined Company Organizational Documents

At the effective time, the Flushing charter and Flushing bylaws, each as in effect immediately prior to the effective time, will be amended and restated in accordance with Exhibit D and Exhibit E, respectively, to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus, and will thereafter be the certificate of incorporation and bylaws of the interim surviving company until thereafter amended in accordance with applicable law. At the second effective time, the OceanFirst charter and the OceanFirst bylaws, each as in effect immediately prior to the second effective time, will be the charter and bylaws, respectively, of the combined company.

Treatment of Flushing Equity Awards

At the effective time, each outstanding Flushing RSU award granted under Flushing’s equity plans on or prior to December 29, 2025 will become fully vested and will be canceled and converted into the right to receive (a) a number of shares of OceanFirst common stock equal to the product of (i) the number of shares of Flushing common stock subject to such Flushing RSU award immediately prior to the effective time (assuming achievement of the target level of performance for any Flushing RSU award that is subject to performance-based vesting conditions for which the applicable performance period has not ended as of the effective time and the actual level of performance achieved for any Flushing RSU award that is subject to performance-based vesting conditions for which the applicable performance period has ended prior to the effective time), multiplied by (ii) the exchange ratio, and (b) an amount in cash equal to the accrued dividend equivalent payments (if any) with respect to such Flushing RSU award.

At the effective time, each outstanding Flushing RSU award granted under Flushing’s equity plans after December 29, 2025 will be assumed and converted into a service-based OceanFirst RSU award, subject to the same terms and conditions applicable to such assumed Flushing RSU award immediately prior to the effective time, including with respect to service-based vesting conditions, “double trigger” change in control accelerated vesting, and dividend equivalents, but not any performance conditions or performance-based vesting. The number of shares of OceanFirst common stock subject to each OceanFirst RSU award will equal the product of (a) the number of shares of Flushing common stock subject to such assumed Flushing RSU award immediately prior to the effective time (assuming, in the case of any assumed Flushing RSU award that is subject to performance-based vesting, that performance was achieved at the target level of performance), multiplied by (b) the exchange ratio.

Closing and Effective Time

The first and second mergers will each become effective at the date and time the respective certificates of merger are filed with the Delaware Secretary of State. Under the merger agreement, the closing of the mergers will take place at 10:00 a.m., New York City time, on the last business day of the month in which the conditions set forth in the merger agreement have been satisfied or waived, unless another date or time is agreed to in writing by OceanFirst and Flushing. OceanFirst and Flushing currently expect to complete the mergers in the second quarter of 2026, subject to the receipt of the requisite OceanFirst and Flushing stockholder approvals, the receipt of the requisite regulatory approvals, and the satisfaction (or, where legally permissible, waiver) of other customary closing conditions set forth in the merger agreement, but neither Flushing nor OceanFirst can guarantee when, or if, the mergers will be completed.

Exchange of Shares

Exchange Procedures

As promptly as practicable after the effective time, but in no event later than five (5) business days thereafter, OceanFirst and Flushing will cause the exchange agent to mail to each holder of record of one (1) or more old certificates (which, for purposes of this joint proxy statement/prospectus, will be deemed to include certificates or book-entry account statements) representing shares of Flushing common stock immediately prior to the effective time a letter of transmittal and instructions for use in effecting the surrender of such old certificates in exchange for evidence of shares in book-entry form, or at OceanFirst’s option, new certificates, representing the number of whole shares of OceanFirst common stock and any cash in lieu of fractional shares which the shares of Flushing common stock represented by such old certificates will have been converted into the right to receive pursuant to the merger agreement, as well as any dividends or distributions to be paid as described in “—Dividends and Distributions” below.

If an old certificate for Flushing common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon (a) the making of an affidavit of that fact by the claimant and (b) if required by the exchange agent, the posting by such person of a bond in such amount and on such terms as the exchange agent, in consultation with the interim surviving company, may reasonably determine is necessary as indemnity against any claim that may be made against it with respect to such old certificate.

After the effective time, there will be no further transfers on the stock transfer books of Flushing of the shares of Flushing common stock that were issued and outstanding immediately prior to the effective time.

Withholding

OceanFirst will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash in lieu of fractional shares of OceanFirst common stock, any cash dividends or distributions payable pursuant to the merger agreement or any other consideration otherwise payable pursuant to the merger agreement to any holder of Flushing common stock or Flushing equity awards the amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of federal, state, local, or foreign tax law. If any such amounts are so withheld by OceanFirst or the exchange agent, as the case may be, and paid over to the appropriate governmental entity, such amounts will be treated for all purposes of the merger agreement as having been paid to the holder of Flushing common stock or Flushing equity awards in respect of which the deduction and withholding was made by OceanFirst or the exchange agent, as the case may be.

Dividends and Distributions

No dividends or other distributions declared with respect to OceanFirst common stock will be paid to the holder of any unsurrendered old certificate representing shares of Flushing common stock until the holder thereof surrenders such old certificate in accordance with the merger agreement. After the surrender of an old certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had, following the effective time and prior to the time such old certificate is so surrendered, become payable with respect to the merger consideration that the shares of Flushing common stock represented by such old certificate have been converted into the right to receive under the merger agreement.

Representations and Warranties

The merger agreement contains representations and warranties made by each of Flushing, OceanFirst and Merger Sub relating to a number of matters, including the following:

•	corporate matters, including due organization, qualification, subsidiaries and equity interests in non-subsidiary entities; capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the mergers;

•	required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the mergers or the bank merger;

•	reports to regulatory agencies;

•	SEC reports;

•	financial statements, internal controls, books and records and the absence of undisclosed liabilities;

•	broker’s fees payable in connection with the mergers;

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the absence of any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a material adverse effect;

•	the conduct of the business in the ordinary course;

•	legal proceedings;

•	tax matters;

•	employee matters and employee benefit matters;

•	compliance with applicable laws;

•	certain material contracts;

•	absence of agreements with governmental entities;

•	risk management instruments;

•	environmental matters;

•	investment securities and commodities;

•	real property;

•	intellectual property, information technology systems and privacy obligations;

•	related-party transactions;

•	inapplicability of takeover statutes;

•	absence of action or circumstance that could reasonably be expected to prevent the mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	the receipt of an opinion from each party’s respective financial advisor;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents filed with governmental entities;

•	loan portfolio matters;

•	insurance matters;

•	absence of broker-dealer subsidiaries;

•	the investment agreement; and

•	the merger agreement contains additional representations and warranties made by OceanFirst with respect to the investment agreement.

The representations and warranties in the merger agreement are (a) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by OceanFirst and

Flushing, respectively, and (b) qualified by the reports of OceanFirst or Flushing, as applicable, publicly filed with the SEC during the period from January 1, 2024 and prior to the date of the merger agreement (excluding, in each case, any risk factor disclosures in the risk factor section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).

In addition, certain representations and warranties of OceanFirst and Flushing are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect” means, with respect to Flushing, OceanFirst, Merger Sub or the combined company, any effect, change, event, circumstance, condition, occurrence or development that, individually or in the aggregate, is or is reasonably expected to have a material and adverse effect on (a) the financial position, results of operations, business, assets or liabilities of such person and its subsidiaries, taken as a whole, or (b) the ability of such party to perform its obligations under the merger agreement.

However, with respect to clause (a), a material adverse effect will not be deemed to include the impact of, among other things:

•	changes, after the date of the merger agreement, in law or interpretations of law by governmental entities;

•	changes, after the date of the merger agreement, in U.S. GAAP or applicable regulatory accounting requirements applicable to banks or bank holding companies;

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changes, after the date of the merger agreement, in general economic or capital market conditions affecting financial institutions or their market prices generally, including changes in levels of interest rates generally;

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the effects of the expenses incurred by OceanFirst or Flushing or their respective affiliates in negotiating, documenting, effecting, and consummating the transactions contemplated by the merger agreement;

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any action or omission required by the merger agreement or taken, after the date of the merger agreement, by Flushing with the prior written consent of OceanFirst, and vice versa, or as otherwise expressly permitted or contemplated by the merger agreement;

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the public announcement of the merger agreement or the pendency of the transactions contemplated by the merger agreement (including the impact on a party’s relationships, contractual or otherwise, with customers, suppliers, lessors or employees);

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changes, after the date of the merger agreement, in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States;

•	natural disasters, pandemics (including the outbreaks, epidemics or pandemics, and the governmental and other responses thereto) or other force majeure events;

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a failure, in and of itself, of a party to meet earnings projections or internal financial forecasts or any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, but not including any underlying causes thereof; or

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a decline in the trading price of the OceanFirst common stock or Flushing common stock (as applicable) or in any other securities of OceanFirst or Flushing (as applicable) that are traded at such time, but not including any underlying causes thereof, except, with respect to the first, second, third, seventh and eighth bullets described above, to the extent that the effects of such change are disproportionately adverse to the financial position, results of operations, business, assets or liabilities of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

The representations and warranties in the merger agreement do not survive the effective time.

Covenants and Agreements

Conduct of Businesses Prior to the Consummation of the First Merger

Prior to the effective time (or earlier termination of the merger agreement), except as expressly contemplated by the merger agreement (including as set forth in the confidential disclosure schedules), as required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), (a) each of OceanFirst and Flushing will, and will cause its subsidiaries to, (a) conduct its business in the ordinary course in all material respects and (b) use its commercially reasonable efforts to maintain and preserve intact its business organization, employees, independent contractors and advantageous customer and other business relationships.

Additionally, prior to the effective time (or earlier termination of the merger agreement in accordance with its terms), except as expressly contemplated by the merger agreement (including as set forth in the confidential disclosure schedules) or as required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), neither Flushing nor OceanFirst will, and neither Flushing nor OceanFirst will permit any of its respective subsidiaries to, take any of the following actions:

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other than in the ordinary course of business, incur any indebtedness for borrowed money (other than, in the case of Flushing, indebtedness of Flushing or any of its wholly-owned subsidiaries to Flushing or any of its other subsidiaries, or, in the case of OceanFirst, indebtedness of OceanFirst or any of its wholly-owned subsidiaries to OceanFirst or any of its other subsidiaries,), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, it being understood and agreed that incurrence of indebtedness in the ordinary course of business will include (a) the incurrence of indebtedness by Flushing and its wholly owned subsidiaries or OceanFirst and its wholly owned subsidiaries, as applicable, in alignment with Flushing’s and/or its subsidiaries’ or OceanFirst’s and/or its subsidiaries’, as applicable, current policies and practices and with the goal of ensuring Flushing and such wholly owned subsidiaries or OceanFirst and such wholly owned subsidiaries, as applicable, are compliant with internal policies, board guidelines, and regulatory parameters, (b) the acquisition of borrowings with the Federal Home Loan Bank, the Federal Reserve Bank or other wholesale lenders, (c) the creation of deposit liabilities, including any short term brokered deposits (with the phrase “short term” in the context of this provision to mean having a maturity of less than twelve (12) months), (d) issuances of letters of credit, purchases of federal funds, sales of certificates of deposit and (e) entry into repurchase agreements, in each case of clauses (a) through (e), in the ordinary course of business;

•	adjust, split, combine or reclassify any capital stock;

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make, declare, pay or set a record date for any dividend or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities (except (a) (i) in the case of Flushing, regular quarterly cash dividends by Flushing at a rate not in excess of $0.22 per share of Flushing common stock and (ii) in the case of OceanFirst, regular quarterly cash dividends by OceanFirst at a rate not in excess of $0.20 per share of OceanFirst common stock, (b) dividends paid by any wholly-owned subsidiary of the applicable party to such party or any of its other wholly-owned subsidiaries, (c) regular distributions on outstanding trust preferred securities in accordance with their terms or (d) the acceptance of shares of applicable party’s common stock for withholding taxes incurred in connection with the vesting or settlement of the applicable party’s equity awards and dividend equivalents thereon, if any, in each case, in the ordinary course of business and consistent with the terms of any applicable award agreements);

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grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity or equity-based awards or interests;

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issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or other equity or voting securities or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, or valued by reference to, any shares of its capital stock or other equity or voting securities, including any securities of Flushing or OceanFirst, as applicable, or any of their respective subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of its respective capital stock or other equity or voting securities, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards outstanding as of the date of the merger agreement or pursuant to the exercise, vesting or settlement of any new awards that are permitted to be granted by this provision after the date of the merger agreement, in each case, in accordance with their terms;

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(a) sell, transfer, mortgage, encumber or otherwise dispose of all or any substantial portion of its assets or businesses to any individual, corporation or other entity other than a wholly-owned subsidiary, (b) abandon or allow to lapse any material properties or assets, or (c) cancel, release or assign any material indebtedness to which Flushing or OceanFirst, as applicable, or its respective subsidiary is a party in each case other than in the ordinary course of business;

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except for foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or material acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any new business or all or any substantial portion of the equity interests or assets of any other person;

•	purchase any bank owned life insurance, except as required for an exchange or restructuring of any existing bank owned life insurance program;

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in each case, except for transactions in the ordinary course of business (a) terminate (other than any expiration of the term of any material contract), materially amend, or waive any material provision of, certain material contracts of Flushing or OceanFirst, (b) make any material change contracts of Flushing or OceanFirst (other than normal renewals without material adverse changes to terms with respect to Flushing or OceanFirst), or (c) enter into any contract, arrangement, commitment or understanding (whether written or oral) that would constitute a material contract of Flushing or OceanFirst (as such term has been modified solely for purposes of this restriction with respect to the dollar thresholds set forth therein);

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solely with respect to Flushing, except as required under the terms of any Flushing benefit plan or Flushing contract existing as of the date of the merger agreement, (a) except in the ordinary course of business, enter into, establish, adopt, materially amend or terminate any Flushing benefit plan, (b) grant any material increases in the base salaries (or base wage rates) (and corresponding increases in incentive compensation opportunities) of any officers, directors, employees and consultants of Flushing or any of its subsidiaries, other than any increases in base salaries (or base wage rates) (and corresponding increases in incentive compensation opportunities) in the ordinary course of business that do not exceed fifteen percent (15%) for any individual or three-and-a-half percent (3.5%) in the aggregate for all employees (provided, that no such increases in annual base salaries will be made to any officer at the level of senior executive vice president or higher); (c) hire (or promote) (other than as a replacement hire or promotion below the level of senior executive vice president) or terminate (other than for cause) any employee of Flushing or any of its subsidiaries, except Flushing or any of its subsidiaries may hire, promote, or terminate in the ordinary course of business any employee of Flushing or any of its subsidiaries in a position below the level of senior executive vice president, provided that Flushing must use commercially reasonable efforts to give the chief executive officer of OceanFirst as of immediately prior to the effective time (or his designee) reasonable advance notice in writing prior to the effective date of such hiring, promotion or termination; (d) pay or award, or commit to pay or award, any bonuses or incentive compensation; (e) (i) grant any equity or equity-based awards or (ii) accelerate the vesting of any equity or equity-based awards or other compensation, except for accelerated vesting that is required by the terms of any award or other Flushing benefit plan or Flushing contract, in each case, in effect as of the date of the merger agreement or the terms of any award permitted to be granted following the date of the merger agreement; (f) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, or similar agreement or arrangement; (g) fund any rabbi trust or similar arrangement; or (h) waive, release or limit any restrictive covenant obligation of any current or former employee or contractor of Flushing or any of its subsidiaries;

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(a) modify, extend, or enter into any collective bargaining agreement or any other labor-related agreements or arrangements with any labor or trade union, labor organization or group of employees, or (b) recognize or certify any labor or trade union, labor organization, or group of employees as the bargaining representative of Flushing or OceanFirst employees, as applicable, or the employees of any of their respective subsidiaries;

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settle any legal proceeding against Flushing, OceanFirst or any of their respective subsidiaries, except in the ordinary course of business involving solely monetary remedies not in excess of $200,000 individually or $600,000 in the aggregate, in the case of Flushing, or $500,000 individually or $1,000,000 in the aggregate in the aggregate, in the case of OceanFirst (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received in respect thereof);

•

knowingly take any action or knowingly fail to take any action where such action or failure to act would prevent the mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend its certificate of incorporation, its bylaws or comparable governing documents of its subsidiaries;

•

merge or consolidate itself or any of its subsidiaries with any other person other than another wholly owned subsidiary of OceanFirst or Flushing, as applicable, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its subsidiaries (other than with respect to any other wholly-owned subsidiary (other than OceanFirst Bank or Flushing Bank, as applicable) where the remaining assets or proceeds of any liquidation (as applicable) are delivered only to other wholly-owned subsidiaries of OceanFirst or Flushing, as applicable);

•

materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade or purchase any security rated below investment grade;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or any bank regulator;

•

(a) enter into any new line of business or change in any material respect its policies related to lending, pricing, investment, originating, underwriting, acquiring, selling, deposit pricing, risk and asset liability management and other banking and operating, hedging, securitization and servicing matters (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), in each case, except as required by applicable law or by any bank regulator or (b) make any loans or extensions of credit or grant additional credit to a current borrower, or any renewals thereof, except in the ordinary course of business; provided that its monthly lending policy exception levels will remain consistent with its monthly lending policy exception levels over the 24 month period ending on the date of the merger agreement (and determined on a monthly average basis over such period); provided, further, that (with respect to Flushing, other than with respect to any renewals of any loans outstanding as of the date of the merger agreement on materially similar terms (which, for the avoidance of doubt, will not be subject to the limitations set forth in this proviso)), (x) any individual unsecured loan or unsecured extension of credit, or grant of additional unsecured credit (regardless whether to the same borrower as other loans made by it), in each case, in excess of $8,000,000, in the case of Flushing, or $10,000,000, in the case of OceanFirst, that is not as of the date of the merger agreement approved and committed or (y) any individual secured loan or secured extension of credit or grant of additional secured credit (regardless whether to the same borrower as other loans made by it), in each case, in excess of $20,000,000, in the case of Flushing, or $70,000,000, in the case of OceanFirst, that is not as of the date of the merger agreement approved and committed will require the prior written approval of the chief credit officer of the other party or another officer designated in writing by such party, which approval or rejection must be given in writing (e-mail to suffice) to the officer it designated for such purpose in its request for consent within 48 hours after the loan package is delivered by email or other written form of delivery to such individual, otherwise its request will be deemed approved;

•

make or authorize any capital expenditures in excess of $100,000 individually or $300,000 in the aggregate, in the case of Flushing, or $2,500,000, in the case of OceanFirst, other than (a) pursuant to binding commitments existing on the date of the merger agreement; (b) expenditures necessary to maintain existing assets in good repair; (c) capital expenditures set forth on those projected or future budgets made available to the other party; and (d) certain other capital expenditures;

•

make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, settle or compromise any material tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material tax claim or assessment, grant any power of attorney with respect to material taxes, surrender any right to claim a material refund of material taxes, enter into any closing agreement with respect to a material amount of taxes, refund or amend any material tax return or surrender any material right to claim a refund of taxes, or enter into any closing agreement with respect to the foregoing;

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make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its subsidiaries, except in each case for any such action (a) in the ordinary course of business or (b) in the case of Flushing, in connection with the completion and opening of those branch locations previously made known to OceanFirst;

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materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets of Flushing, OceanFirst or any of their respective subsidiaries, as applicable;

•

sell, assign, license, transfer or otherwise dispose of, cancel, abandon or allow to lapse or expire any material intellectual property owned by Flushing or OceanFirst or their respective subsidiaries, except for (a) non-exclusive licenses, sublicenses or covenants not to sue granted in the ordinary course of business or (b) cancellations, abandonments, lapses or expirations of intellectual property at the end of such intellectual property’s statutory term; or

•	agree to do any of the foregoing.

Regulatory Matters

OceanFirst and Flushing have agreed to cooperate with each other and use their commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the mergers, the bank merger and the OceanFirst issuance), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. These approvals include, among others, the prior approval of the Federal Reserve or a waiver of that approval requirement by the Federal Reserve under the under the BHC Act, prior approval of the OCC under the National Bank Act and Section 18(c) of the Bank Merger Act and approval by the NYDFS pursuant to NYBL. Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations. OceanFirst submitted the FRB application and the OCC application on January 26, 2026, and the NYDFS application on January 27, 2026. As of the date of this joint proxy statement/prospectus, action on the FRB application, OCC application and NYDFS application is pending.

Each of OceanFirst and Flushing has agreed to use its commercially reasonable efforts to respond to any request for information and to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated thereby in each case in a reasonably prompt and timely matter, including the sale, divestiture or disposition of assets, properties or businesses of OceanFirst, Flushing or their respective subsidiaries. Notwithstanding anything in the merger agreement to the contrary, OceanFirst, Flushing and their respective subsidiaries are not required (and without the written consent of the other party, OceanFirst, Flushing and their respective subsidiaries are not permitted) to take any action, or commit to take or refrain from taking any action, or agree to any condition or restriction, in connection with obtaining the required permits, authorizations, consents, orders or approvals of governmental entities that would constitute a “materially burdensome regulatory condition.”

OceanFirst and Flushing have also agreed to cooperate and consult with each other in connection with any statement, filing, notice or application to any governmental entity in connection with the transactions contemplated by the merger agreement, including by (a) furnishing any information and any reasonable undertaking or commitments that may be required to obtain the requisite regulatory approvals, (b) cooperating and consulting with each other in connection with any filing or submission with a governmental entity, including by allowing the other to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (c) promptly informing the other of any substantive communication received by such party from, or given by such party to, any governmental entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the merger agreement, (d) permitting the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any governmental entity with respect to the filings and (e) responding as promptly as practicable and advisable to the requests of any governmental entity for documents and information.

To the extent permitted by applicable law, OceanFirst and Flushing have agreed to consult with the other in advance of any substantive meeting or conference with any governmental entity in connection with the transactions contemplated by the merger agreement and, to the extent permitted by such governmental entity, give the other and/or its counsel the opportunity to attend and participate in such meetings and conferences.

Employee Benefit Matters

OceanFirst has agreed that, for the period commencing on the merger closing date and ending on the first (1st) anniversary of the merger closing date, OceanFirst will or will cause the surviving corporation to provide the employees of Flushing and its subsidiaries who continue to be employed by OceanFirst or its subsidiaries (including the combined company and its subsidiaries) immediately following the effective time (the “continuing employees”), while employed by OceanFirst or its subsidiaries after the effective time, with (a) base salaries (contingent on a forty (40) hour work week solely for salaried continuing employees) and wages that are no less than those provided to the continuing employees immediately prior to the effective time, (b) incentive opportunities (including both cash and equity incentive opportunities) that are substantially similar to those provided to similarly situated employees of OceanFirst or its subsidiaries, and (c) employee benefits that are substantially similar to such employee benefits provided to similarly situated employees of OceanFirst or its subsidiaries; provided that OceanFirst may satisfy its obligation by providing or causing the combined company to provide such continuing employees with employee benefits that are substantially comparable in the aggregate to the employee benefits provided by Flushing or its subsidiaries to such continuing employees immediately prior to the effective time.

With respect to any employee benefit plans of OceanFirst or its subsidiaries in which any continuing employees become eligible to participate on or after the effective time (the “new plans”), OceanFirst will or will cause the combined company to:

•

use commercially reasonable efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible spouse and dependents under any new plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Flushing benefit plan;

•

use commercially reasonable efforts to provide each such employee and their eligible dependents with credit for any co-payments, coinsurance, deductibles, or maximum out-of-pocket requirements paid prior to the effective time under a Flushing benefit plan (to the same extent that such credit was given under the analogous Flushing benefit plan prior to the effective time) in satisfying any applicable deductible or out-of-pocket requirements under any new plans; and

•

recognize all service of such employees with Flushing and its subsidiaries for all purposes (including eligibility, vesting and benefit accruals (other than benefit accruals under any defined benefit pension plans)) in any new plan to the same extent that such service was taken into account under the analogous Flushing benefit plan prior to the effective time; provided that the foregoing service recognition will not apply (a) to the extent it would result in duplication of benefits for the same period of services, (b) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (c) to any benefit plan that is a frozen plan or provides grandfathered benefits

Flushing and OceanFirst agreed that Flushing and/or Flushing Bank, as applicable, may cause Flushing Bank’s supplemental savings incentive plan, the supplemental retirement benefit of Flushing’s Chief Executive Officer, and Flushing Bank’s outside director retirement plan to be terminated at or immediately prior to the effective time (in accordance with Section 409A of the Code) and, in such case, OceanFirst agreed to pay to each participant in such plans a lump sum cash amount equal to the benefit to which such participant is entitled pursuant to the terms of such plans no later than thirty (30) days following the merger closing date.

OceanFirst agreed to assume, honor, fulfill and discharge all obligations under Flushing’s benefit plans (including all individual employment agreements, Flushing’s severance plans and the bank-owned life insurance agreements) in accordance with their terms as of the date of the merger agreement. OceanFirst and Flushing have further acknowledged that a “change of control” (or other event with similar import) within the meaning of certain benefit plans of Flushing will occur as of the effective time (to the extent that such event has not previously occurred, pursuant to the terms of such benefit plans, at the time of receipt of the requisite Flushing stockholder approval).

OceanFirst agreed, following the closing of the mergers, to provide each continuing employee with an annual cash bonus compensation opportunity for the calendar year in which the closing of the mergers occurs that is no less favorable than the annual cash bonus compensation opportunity applicable to such continuing employee under the applicable annual cash bonus plans of Flushing immediately prior to the closing of the mergers and to pay annual bonuses for the calendar year in which the closing of the mergers occurs to continuing employees who remain employed at the time of payment no later than sixty (60) days following the end of such calendar year. Any such continuing employee whose employment is terminated by OceanFirst or the surviving corporation other than for cause or whose employment terminates due to the death, disability or, in certain circumstances, retirement prior to the payment date described above will be entitled receive a pro rata portion of the annual bonus that such continuing employee would have otherwise received based on the portion of such calendar year worked by such continuing employee.

Additionally, Flushing agreed to terminate its post-retirement welfare plan prior to the consummation of the mergers.

Director and Officer Indemnification

Under the terms of the merger agreement, OceanFirst has agreed to, following the effective time, indemnify and hold harmless and advance expenses as incurred, in each case, subject to (and to the fullest extent permitted by) law and to the fullest extent such persons are entitled to be indemnified as of the date of the merger agreement by Flushing pursuant to the Flushing charter, Flushing bylaws the governing or organizational documents of any Flushing subsidiaries or any indemnification agreements in existence as of the date of the merger agreement that have been made available to OceanFirst applicable to such person, all present and former directors, officers, employees or other person entitled to be so indemnified in accordance with the foregoing documents of Flushing and its subsidiaries against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising out of the fact that such person is or was a director, officer, employee or other representative of Flushing or its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement; provided, that in the case of advancement of expenses, any such indemnitee provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The merger agreement requires the OceanFirst, as the surviving corporation, to maintain, for a period of six (6) years after the effective time, Flushing’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims arising from facts or events that occurred at or prior to the effective time. However, OceanFirst is not required to spend annually, in the aggregate, in excess of three-hundred percent (300%) of the current annual premium paid as of the date of the merger agreement by Flushing for such insurance (“premium cap”), and if such premiums for such insurance would at any time exceed that amount, then OceanFirst will maintain policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, Flushing, in consultation with OceanFirst may (and at the request of OceanFirst, Flushing will use its commercially reasonable efforts to) obtain at or prior to the effective time a six (6)-year prepaid “tail” policy under Flushing’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, in the aggregate, does not exceed the premium cap.

Cybersecurity

As promptly as reasonably practicable after the date of the merger agreement, OceanFirst and Flushing are each required, at such parties own cost and expense, to engage a third party systems consultant who is reasonably acceptable to the other party (“systems consultants”), to (a) conduct an examination and review of computer, information technology and data processing systems of the engaging party for the purpose of identifying certain deficiencies, weaknesses or vulnerabilities and (b) prepare a written report that assesses the matters described in clause (a) (“systems reports”). Each party is required to request that systems consultant engaged by it deliver the systems report no later than March 15, 2026. Within five (5) business days following receipt of its systems report, each party must deliver such systems report to the other party. Each of OceanFirst and Flushing are required to use their commercially reasonable efforts to remediate any material weaknesses, deficiencies or vulnerabilities identified in its applicable systems report prior to the merger closing date.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to (a) the filing of this joint proxy statement/prospectus, (b) obtaining required consents, (c) the listing of the shares of OceanFirst common stock to be issued in the first-step merger, (d) access to information of the other company and confidentiality, (e) efforts to consummate the transactions contemplated by the merger agreement and advice of changes, (f) exemption from takeover laws, (g) the coordination of dividend declarations, (h) the assumption by OceanFirst of Flushing’s indebtedness, (i) public announcements with respect to the transactions contemplated by the merger agreement, (j) the investment agreement and the investment and (k) certain litigation matters.

Combined Company Governance

Boards of Directors of the Combined Company and the Surviving Bank

The merger agreement provides for certain arrangements related to the boards of directors of OceanFirst and OceanFirst Bank after the mergers as described below.

At the effective time, in accordance with the OceanFirst bylaws, the number of directors that will comprise the full OceanFirst board of directors (and, as of the second effective time, that will comprise the full board of directors of the combined company) will be seventeen (17), of which (a) ten (10) will be legacy OceanFirst directors, (b) six (6) will be legacy Flushing directors (designated by a working group of two (2) representatives from each party, one of whom will be Mr. John Buran), and (c) one (1) will be the Warburg director, subject to the receipt of any necessary consent, non-objection or waiver of any governmental entity to serve in such capacity; provided, that, unless and until the receipt of such consent, non-objection or waiver (if necessary) the Warburg director will instead serve as a non-voting observer on the board of directors of the combined company. To the extent any such designee of Warburg is required to serve as a nonvoting observer on the board of directors of the combined company as described in the immediately preceding sentence, Warburg may designate a person to serve as a temporary director until Warburg’s initial designee receives any such applicable regulatory approval, non-objection or waiver to serve as the Warburg director.

Provided that there is not any substantive material adverse change in the facts and circumstances of a legacy Flushing director and/or legacy OceanFirst director that would cause such person to fail to meet the standards for directors of the combined company, the combined company must nominate each such legacy Flushing director and legacy OceanFirst director for reelection to the board of directors of the combined company at each of the first and second annual meetings of the stockholders of the combined company following the closing of the mergers.

If the mergers are completed prior to the 2026 annual meeting of OceanFirst stockholders, then, at the 2027 annual meeting, the combined company will have the right to not renominate up to four (4) legacy Flushing directors and/or legacy OceanFirst directors (and to resize the board of directors of the combined company accordingly). If the mergers are completed following the 2026 annual meeting of OceanFirst stockholders, then, (a) at the 2027 annual meeting, the combined company will have the right to not renominate up to two (2) legacy Flushing directors and/or legacy OceanFirst directors and (b) at the 2028 annual meeting, the combined company will have the right to not renominate up to four (4) legacy Flushing directors and/or legacy OceanFirst directors, inclusive of any directors who were not renominated at the 2027 annual meeting of OceanFirst stockholders (and, in each case, to resize the board of directors of the combined company accordingly), provided that, in each instance, the board of directors of the combined company must maintain proportional representation between legacy OceanFirst directors and legacy Flushing directors; provided, further, that if calculating such proportional representation would result in a “fractional” director (i.e., not an integral number of directors), then the number of directors will be adjusted in Flushing’s favor to achieve an integral number of directors.

If a legacy Flushing director is not elected at an annual meeting of the stockholders of the combined company at which the combined company is required to nominate such legacy Flushing directors for election, then that legacy Flushing director will have the right to serve on the advisory committee of the OceanFirst board of directors for two (2) years (with compensation similar to other advisory committee members), and the combined company will increase the size of the board of directors of the combined company and appoint a different person nominated by Flushing to such newly created seat on the board of directors of the combined company; provided that, if such nominee was not a director on the Flushing board of directors immediately prior to the effective time, then such nominee must meet the standards for directors and expert requirements, if applicable, of the combined company. In the event that a legacy Flushing director is not elected an annual meeting of the stockholders of the combined company, the combined company will not be obligated to nominate such legacy Flushing director at any subsequent meeting of the stockholders of the combined company.

The merger agreement also provides that the Chief Executive Officer of Flushing as of immediately prior to the effective time will have the right to serve as the non-executive Chairman of the OceanFirst board of directors (and, as of the second effective time, of the combined company) for a two (2)-year term following the closing of the mergers. Following such term or earlier resignation, retirement, death or disqualification, the Chief Executive Officer of OceanFirst immediately prior to the second effective time will be appointed as chairman of the OceanFirst board of directors for one (1) year. Thereafter, the board of directors of the combined company will appoint a chairman of the board of directors in its discretion. The Chief Executive Officer of Flushing as of immediately prior to the effective time will also be nominated to the board of directors of the combined company at each of the five (5) annual meetings of the stockholders of the combined company following the closing of the mergers. If the Chief Executive Officer of Flushing as of immediately prior to the effective time is not elected by the stockholders of the combined company at any such annual meeting, the combined company must compensate such nominee through a consulting arrangement in the amount he would have otherwise received as a director on the board of directors of the combined company for any remaining term, including the cash equivalent of any equity-based compensation payable to directors serving on the board of directors of the combined company during such terms. Additionally, any equity-based compensation held by such nominee as of immediately prior to such annual meeting will automatically and fully vest. In the event that such nominee is not elected by the stockholders of the combined company at any such annual meeting, the combined company will not be obligated to nominate such nominee at any subsequent meeting of the stockholders of the combined company.

At the bank merger effective time, in accordance with the OceanFirst Bank bylaws in effect as of immediately prior to the bank merger effective time, the number of directors that will comprise the full board of directors of the surviving bank will be eighteen (18), of which (a) eleven (11) will be legacy OceanFirst directors, (b) six (6) will be legacy Flushing directors and (c) one (1) will be the Warburg director. The combined company and the board of directors of the combined company will ensure that, at all times, any legacy Flushing director serving on the board of directors of the combined company will serve on the board of directors of the surviving bank.

Management and Headquarters of the Combined Company after the Mergers

The merger agreement provides that, as of the effective time, (a) certain officers of Flushing will be appointed as additional officers of the combined company, each to hold a title at the senior executive vice president or executive vice president level (or such substantially equivalent title) and (b) the combined company will retain Flushing’s current headquarters located in Uniondale, New York, which will serve as a hub for the combined company’s operational presence in such geographic region.

Stockholder Meetings and Recommendations of OceanFirst’s and Flushing’s Boards of Directors

OceanFirst has agreed to call a meeting of its stockholders for the purpose of voting upon the approval of the OceanFirst issuance, and to use commercially reasonable efforts to cause the meeting to occur as soon as reasonably practicable. Flushing has agreed to call a meeting of its stockholders for the purpose of voting upon the adoption of the merger agreement, and to use commercially reasonable efforts to cause the meeting to occur as soon as reasonably practicable.

Subject to the immediately following paragraph, each of OceanFirst and Flushing and their respective boards of directors must use its commercially reasonable efforts to obtain from the OceanFirst stockholders and Flushing stockholders, as applicable, the requisite OceanFirst stockholder approval and the requisite Flushing stockholder approval, as applicable, including by communicating to the OceanFirst stockholders and the Flushing stockholders, as applicable, its recommendation that, the OceanFirst stockholders approve the OceanFirst issuance proposal, in the case of the OceanFirst board of directors, or adopt the Flushing merger proposal, in the case of the Flushing board of directors (the “OceanFirst board recommendation” and the “Flushing board recommendation,” respectively). Each of OceanFirst and Flushing and their respective boards of directors will not, and no committee of the OceanFirst board of directors or the Flushing board of directors will, (a) withhold, withdraw, modify or qualify, or propose to withhold, withdraw, modify or qualify, in a manner adverse to the other party, the OceanFirst board recommendation, in the case of OceanFirst, or the Flushing board recommendation, in the case of Flushing, (b) fail to make the OceanFirst board recommendation, in the case of OceanFirst, or the Flushing board recommendation, in the case of Flushing, (c) adopt, approve, recommend or endorse an acquisition proposal (as defined in the section entitled “ —Agreement Not to Solicit Other Offers” below) or publicly announce an intention to adopt, approve, recommend or endorse an acquisition proposal, (d) fail to publicly and without qualification (i) recommend against any acquisition proposal or (ii) reaffirm the OceanFirst board recommendation, in the case of OceanFirst, or the Flushing board recommendation, in the case of Flushing, in each case within ten (10) business days (or such fewer number of days as remains prior to the OceanFirst stockholder meeting or the Flushing stockholder meeting, as applicable) after an acquisition proposal is made public or any request by the other party to do so, (e) approve or recommend, or publicly propose to approve or recommend, or cause or allow the applicable party or any of its affiliates to execute or enter into any letter of intent, agreement, arrangement or understanding (i) constituting, or relating to, or that is intended to or would reasonably be expected to lead to, any acquisition proposal or (ii) requiring it (or that would require it) to abandon, terminate or fail to consummate the merger agreement in this joint proxy statement/prospectus, the mergers or the other transactions contemplated by the merger agreement or (f) publicly propose to do any of the foregoing (any of the foregoing, a “recommendation change”).

However, subject to certain termination rights described in the section entitled “—Termination of the Merger Agreement” below, if the OceanFirst board of directors or the Flushing board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would be inconsistent with its fiduciary duties under applicable law to make or continue to make the OceanFirst board recommendation or the Flushing board recommendation, as applicable, then, in the case of OceanFirst, prior to the receipt of the requisite OceanFirst stockholder approval, and in the case of Flushing, prior to the receipt of the requisite Flushing stockholder approval, such board of directors may make a recommendation change; except that neither the Flushing board of directors nor the OceanFirst board of directors may take any such actions unless (a) such action is taken in response to (i) a “superior proposal” (as defined below) or (ii) an intervening event; (b) the party seeking to make the recommendation change has complied in all material respects with the obligations described in the section entitled “—Agreement Not to Solicit Other Offers” below, (c) the party seeking to make the recommendation change has given the other party at least four (4) business days’ prior written notice of its intention to take such action and a reasonable description of the events or circumstances giving rise to its determination to take such action (including its basis for determining that such acquisition proposal constitutes a superior proposal (including the material terms and conditions of, and the identity of the third-party making, the acquisition proposal, or any amendment or modification thereof or, in the event such action is taken in response to an intervening event, a reasonably detailed description of the intervening event)); (d) during such four (4) business day period, the party seeking to make the recommendation change has considered and negotiated (and has caused its representatives to consider and negotiate) with the other party in good faith (to the extent the other party desires to negotiate) regarding any adjustments or modifications to the terms and conditions of the merger agreement proposed by the other party; and (e) at the end of such notice period, the board of directors of the party seeking to make the recommendation change takes into account any amendment or modification to the merger agreement proposed by the other party (it being understood that the other party will not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of the merger agreement), and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, again determines in good faith that it would nevertheless reasonably be expected to be inconsistent with its fiduciary duties under applicable law to fail to make the recommendation change and that, in the event such recommend change is made in connection with an acquisition proposal, such acquisition proposal constitutes a superior proposal. Any material amendment to any acquisition proposal will require a new determination and a two (2)-business notice period in the first subsequent instance and a one (1) business day notice period for each further subsequent instance.

Each of OceanFirst and Flushing must adjourn or postpone the OceanFirst stockholder meeting or the Flushing stockholder meeting, as applicable, if there are insufficient shares of OceanFirst common stock or Flushing common stock, as the case may be, represented (in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, OceanFirst or Flushing, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the requisite OceanFirst stockholder approval or the requisite Flushing stockholder approval, and each of OceanFirst and Flushing, as applicable, must continue to use commercially reasonable efforts to solicit proxies from its stockholders in order to obtain the requisite OceanFirst stockholder approval or requisite Flushing stockholder approval, respectively; provided, that the foregoing will not restrict in any way each of the boards of directors of OceanFirst or Flushing from making a recommendation change and disclosing such recommendation change and the basis and reasons therefor. Notwithstanding anything to the contrary in the merger agreement, but subject to the obligation to adjourn or postpone the OceanFirst stockholder meeting or the Flushing stockholder meeting, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its stockholders and to submit the OceanFirst issuance proposal to a vote of the OceanFirst stockholders, in the case of OceanFirst, and the Flushing merger proposal to a vote of the Flushing stockholders, in the case of Flushing.

Agreement Not to Solicit Other Offers

Each of OceanFirst and Flushing has agreed that it will, and will cause each of its subsidiaries and representatives to, immediately cease, and cause to be terminated, any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than Flushing, in the case of OceanFirst, or OceanFirst, in the case of Flushing, with respect to any acquisition proposal.

Each of OceanFirst and Flushing has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “representatives”) not to, directly or indirectly, (a) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (b) engage or participate in any negotiations with any person concerning any acquisition proposal, (c) provide any confidential or nonpublic information or data to any person relating to any acquisition proposal or (d) have or participate in any discussions with any person (other than the other parties and their respective representatives in their capacity as such) relating to any acquisition proposal (other than discussions with any person who has submitted a proposal, solely to clarify whether such proposal constitutes an acquisition proposal), except, in each case of clauses (a) through (d), to notify such person that has made or is making any inquiries with respect to, or is considering making, an acquisition proposal of the existence of the foregoing prohibitions.

For purposes of the merger agreement, an “acquisition proposal” means, with respect to OceanFirst or Flushing, as applicable, other than the transactions contemplated by the merger agreement, as it may be amended from time to time, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (a) any acquisition or purchase, direct or indirect, of fifteen percent (15%) or more of the consolidated assets of a party and its subsidiaries or fifteen percent (15%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute fifteen percent (15%) or more of the consolidated assets of the party, (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning fifteen percent (15%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute fifteen percent (15%) or more of the consolidated assets of the party, or (c) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute fifteen percent (15%) or more of the consolidated assets of the party.

However, in the event that after the date of the merger agreement and prior to the receipt of the requisite Flushing stockholder approval, in the case of Flushing, or the requisite OceanFirst stockholder approval, in the case of OceanFirst, a party receives an unsolicited bona fide written acquisition proposal that did not result from or arise in connection with a breach in any material respect of receiving party’s non-solicit obligations, such party may, and may permit its subsidiaries and its and their subsidiaries’ representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in negotiations or discussions with the person making the acquisition proposal and engage and participate in negotiations and/or discussions with the person and/or its representatives making the acquisition proposal including negotiating the terms of, but not entering into, a definitive agreement, with such person providing for such superior proposal if the Flushing board of directors or OceanFirst board of directors, as applicable, concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that (a) such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal and (b) failure to take such actions would be inconsistent with its fiduciary duties under applicable law, provided, that prior to furnishing any such confidential or nonpublic information or participating in any discussion, such party enters into a confidentiality agreement with the person making such acquisition proposal providing for the same term with respect the confidentiality obligations as and on otherwise terms no less favorable, in any material respect, to such party than the confidentiality agreement, dated April 23, 2025, between OceanFirst and Flushing, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with such party.

Each of OceanFirst and Flushing has also agreed to (a) promptly (and, in any event, within forty-eight (48) hours) advise the other party following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal (including the material terms and conditions of and the identity of the person making such inquiry or acquisition proposal), will provide the other party with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or acquisition proposal in connection with such inquiry or acquisition proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a reasonably current basis (and in no event later than forty-eight (48) hours after the occurrence of any of the foregoing), including delivering to OceanFirst any draft agreements received or delivered by or on behalf of Flushing or any non-de minimis amendments to or non-de minimis revisions of the terms of such inquiry or acquisition proposal promptly (and in any event within forty-eight (48) hours) following receipt or delivery thereof on behalf of Flushing and (b) use its commercially reasonable efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party in accordance with the terms thereof.

Conditions to Complete the First Merger

The completion of the first merger depends on a number of conditions being satisfied or waived. These conditions include:

•	receipt of (a) the requisite OceanFirst stockholder approval and (b) the requisite Flushing stockholder approval;

•	the authorization for listing on the Nasdaq, subject to official notice of issuance, of the shares of OceanFirst common stock to be issued pursuant to the merger agreement;

•	(a) all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, and (b) no governmental entity having imposed, and no requisite regulatory approval containing, any materially burdensome regulatory condition;

•

the registration statement of which this joint proxy statement/prospectus is a part having become effective under the Securities Act and no stop order suspending the effectiveness of such registration statement having been issued, and no proceedings for such purpose having been initiated or threatened by the SEC and not withdrawn;

•

no injunction, order, judgment, writ, directive, enforcement action, decree or regulatory restriction of any governmental entity or other legal restraint or prohibition preventing the consummation of the mergers, the bank merger, the OceanFirst issuance or any of the other transactions contemplated by the merger agreement being in effect, and no law having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the mergers, the bank merger, the OceanFirst issuance or any of the other transactions contemplated by the merger agreement;

•	the consummation of the investment occurring prior to or concurrently with the closing of the mergers;

•

the accuracy of the representations and warranties of the each party contained in the merger agreement generally as of the merger closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate, dated as of the merger closing date and signed on behalf of the other party by the chief executive officer and the chief financial officer, to the foregoing effect);

•

(a) the performance by the other party of (i) in all material respects the covenants and agreements required to be performed by it under the merger agreement at or prior to the closing of the mergers (other than the covenants and agreements) set forth in the section entitled “ —Covenants and Agreements—Cybersecurity” above and (ii) the covenants and agreements required to be performed by it relating to remediation under the provisions of the merger agreement described in the section entitled “ —Covenants and Agreements—Cybersecurity” above at or prior to the closing of the mergers other than, in the case of this clause (ii), any failure to perform or comply that, individually or in the aggregate, has not had and would not reasonably expected to have, a material adverse effect, and (b) the receipt by each party of a certificate, dated as of the merger closing date, signed on behalf of the other party by the chief executive officer and the chief financial officer, to the foregoing effect; and

•

receipt by each party of an opinion of its legal counsel, in form and substance reasonably satisfactory to such party, dated as of the merger closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither OceanFirst nor Flushing can provide assurance as to when or if all of the conditions to the first merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to the effective time (or such earlier time specified below) in the following circumstances:

•	by mutual written consent of OceanFirst and Flushing;

•

by either OceanFirst or Flushing if any governmental entity that must grant a requisite regulatory approval has denied approval of the mergers, the bank merger, or the other transactions contemplated by the merger agreement and such denial has become final and nonappealable or any governmental entity has issued a final and nonappealable order or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the mergers, the bank merger, or the other transactions contemplated by the merger agreement, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•

by either OceanFirst or Flushing if the mergers have not been consummated on or before September 29, 2026, unless the failure of the closing of the mergers to occur by such date is principally due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement; provided, however, that if (a) all of the conditions to OceanFirst’s or Flushing’s obligation to consummate the closing of the mergers, other than conditions relating to a requisite regulatory approval, have been satisfied or waived (or remain capable of being satisfied), then the termination date may be extended by either party to December 29, 2026, (b) the conditions have been satisfied, but the termination date would otherwise occur before the merger closing date, then the termination date will be automatically extended to the second business day following the date on which the closing of the mergers is contemplated to occur pursuant to the merger agreement, (c) if the non-terminating party has formally commenced litigation to seek specific performance, then the termination date will be automatically extended to the second business day after the date on which such litigation is dismissed (with all appeals exhausted (or, if all appeals have not been exhausted, to the date that is the 10th business day after the date on which such litigation is dismissed, unless the non-terminating party has formally commenced an appeal of such dismissal as of such date)) or on which a final nonappealable order is entered by a governmental entity with respect to such litigation and (d) in the event that OceanFirst has the right to cure its own breach of the merger agreement or investment agreement, which such breach would otherwise cause the investment to not be funded and give rise to the right of Flushing to terminate the merger agreement, then the termination date will be automatically extended to the second business day following the last business day of the month following the month in which the target closing date (as defined below) was to occur;

•

by either OceanFirst or Flushing (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Flushing, in the case of a termination by OceanFirst, or on the part of OceanFirst or Merger Sub, in the case of a termination by Flushing, which breach or failure to be true, individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the merger closing date, the failure of a closing condition of the terminating party and which is not cured within forty (40) days following written notice to the breaching party, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•

by either OceanFirst or Flushing, if either (a) the OceanFirst stockholder meeting shall have concluded and the requisite OceanFirst stockholder approval shall not have been obtained or (b) the Flushing stockholder meeting shall have concluded and the requisite Flushing stockholder approval shall not have been obtained;

•

by Flushing prior to receipt of the requisite OceanFirst stockholder approval, if (a) OceanFirst or the OceanFirst board of directors has made a recommendation change in response to a superior proposal, as permitted by the terms of the merger agreement, (b) OceanFirst or the OceanFirst board of directors has made a recommendation change that is in response to an intervening event or is not permitted by terms of the merger agreement or (c) OceanFirst or the OceanFirst board of directors has breached its covenants related to stockholder approvals or acquisition proposals in any material respect;

•

by OceanFirst prior to receipt of the requisite Flushing stockholder approval, if (a) Flushing or the Flushing board of directors has made a recommendation change in response to a superior proposal, as permitted by the terms of the merger agreement, (b) Flushing or the Flushing board of directors has made a recommendation change that is in response to an intervening event or is not permitted by terms of the merger agreement or (c) Flushing or the Flushing board of directors has breached its covenants related to stockholder approvals or acquisition proposals in any material respect;

•

by Flushing, if (a)(i) all of the conditions to Flushing’s obligation to consummate the closing of the mergers (other than the consummation of the investment (and the regulatory approval closing condition solely to the extent such condition is not satisfied as a result of the investment not being funded)) have been satisfied or, to the extent permitted by applicable law, waived in writing (other than those conditions that by their terms are to be satisfied at the closing of the mergers, but subject to the satisfaction or, to the extent permitted by applicable law, waiver in writing of such conditions at the closing of the mergers), (ii) all of the conditions to consummate the investment set forth in the investment agreement (other than the investment agreement’s cross-condition) have been satisfied or, to the extent permitted by applicable law, waived in writing (other than those conditions that by their terms are to be satisfied at the consummation of the investment, but subject to the satisfaction or, to the extent permitted by applicable law, waiver in writing of such conditions at the consummation of the investment) and (iii) Warburg has notified OceanFirst and Flushing that Warburg is ready, willing and able to consummate the investment if the closing of the mergers occurs on the target closing date, (b) Flushing has notified OceanFirst in writing that Flushing is ready, willing and able to consummate the closing of the mergers if Warburg has not rescinded the notice in the foregoing clause (iii) on the target closing date and (c) the closing of the mergers does not occur on or before the target closing date;

•

by Flushing, if (a) all of the conditions to Flushing’s obligation to consummate the closing of the mergers (other than the consummation of the investment (and the regulatory approval closing condition solely to the extent such condition is not satisfied as a result of the investment not being funded)) have been satisfied or, to the extent permitted by applicable law, waived in writing (other than those conditions that by their terms are to be satisfied at the closing of the mergers, but subject to the satisfaction or, to the extent permitted by applicable law, waiver in writing of such conditions at the closing of the mergers), (b) (i) one or more of the conditions to Warburg’s obligation to consummate the investment set forth in the investment agreement (other than the investment agreement’s cross-condition) is not satisfied (ii) such failure of the condition to be satisfied is principally due to, directly caused by or a direct result of OceanFirst’s breach of the merger agreement or the investment agreement, (iii) Warburg has notified OceanFirst in writing of such breach, and (iv) OceanFirst fails to cure such breach by the close of business on the business day immediately preceding the extended target closing date, and (c) the closing of the mergers does not occur on or before the extended target closing date;

•

by Flushing, if (a) all of the conditions to Flushing’s obligation to consummate the closing of the mergers (other than the consummation of the investment (and the regulatory approval closing condition solely to the extent such condition is not satisfied as a result of the investment not being funded)) have been satisfied or, to the extent permitted by applicable law, waived in writing (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver in writing of such conditions at the closing of the mergers), (b) (i) all of the conditions to Warburg’s obligation to consummate the investment set forth in the investment agreement (other than the investment agreement’s cross-condition) have been satisfied or, to the extent permitted by applicable law, waived in writing (other than those conditions that by their terms are to be satisfied at the consummation of the investment, but subject to the satisfaction or, to the extent permitted by applicable law, waiver in writing of such conditions at the consummation of the investment), and (ii) Warburg breaches its obligation to consummate the investment, and (c) the closing of the mergers does not occur on or before the target closing date;

•

by Flushing, if (a) all of the conditions to Flushing’s obligation to consummate the closing of the mergers (other than the consummation of the investment and any regulatory approval conditioned thereon) have been satisfied or, to the extent permitted by applicable law, waived in writing (other than those conditions that by their terms are to be satisfied at the closing of the mergers, but subject to the satisfaction or, to the extent permitted by applicable law, waiver in writing of such conditions at the closing of the mergers), (b) (i) one or more of the conditions to Warburg’s obligation to consummate the investment set forth in the investment agreement (other than the investment agreement’s cross-condition) is not satisfied, and (ii) such failure of the condition to be satisfied is not principally due to, directly caused by or a direct result of OceanFirst’s breach of the merger agreement or the investment agreement, and (c) the closing of the mergers does not occur on or before the target closing date; or

•

by Flushing if the Flushing board of directors so determines by a majority vote within one (1) day (following the determination date), for the thirty-five (35) consecutive trading days ending two (2) business days before the determination date, the volume weighted average trading price of OceanFirst common stock (i) drops below $15.81 and (ii) underperforms the KBW Nasdaq Regional Banking Index by twenty percent (20%).

The party desiring to terminate the merger agreement pursuant to any of the above bullets (other than the first bullet) must give written notice of such termination to the other party in accordance with the merger agreement, specifying the provision or provisions of the merger agreement pursuant to which such termination is effected.

Effect of Termination

In the event of termination of the merger agreement by either OceanFirst or Flushing as provided under the section entitled “ —Termination of the Merger Agreement” above, the merger agreement will become void and have no effect, and none of OceanFirst, Flushing, any of their respective affiliates or any of the representatives of any of them will have any liability of any nature whatsoever under the merger agreement, or in connection with the transactions contemplated by the merger agreement, except that (a) designated provisions of the merger agreement will survive any termination of the merger agreement, including those relating to the confidential treatment of information, public announcements, the effect of termination, including the termination fee and expense reimbursement, each described below, and certain general provisions, and (b) neither OceanFirst, Merger Sub nor Flushing will be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of the merger agreement.

Termination Fee and Expense Reimbursement

Flushing will pay OceanFirst a termination fee equal to $21,431,924 in cash (the “termination fee”) if the merger agreement is terminated in the following circumstances:

•

in the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal with respect to Flushing has been communicated to or otherwise made known to the Flushing board of directors or Flushing’s senior management (if the merger agreement is terminated due to Flushing’s breach) the or has been made directly to Flushing stockholders generally or any person has publicly announced (and not withdrawn at least two (2) business days prior to the Flushing stockholder meeting) an acquisition proposal with respect to Flushing, and (a) thereafter, the merger agreement is terminated by (i) OceanFirst as a result of a willful breach of the merger agreement by Flushing that would constitute the failure of an applicable closing condition or (ii) either party due to the failure to receive requisite Flushing stockholder approval, and (b) prior to the date that is nine (9) months after the date of such termination, Flushing either (i) enters into a definitive agreement in respect of an acquisition proposal or (ii) or consummates a transaction with respect to an acquisition proposal, in each case, with any person or affiliate of any person that made any of the acquisition proposals described above, then Flushing will, (A) if the merger agreement is terminated due to breach, on the earlier of the 60th day after the date it enters into such definitive agreement (regardless of whether a transaction is consummated) and the date such transaction is consummated, pay OceanFirst the termination fee or (B) if the merger agreement is terminated due to the failure to obtain the requisite Flushing stockholder approval, pay OceanFirst (1) on the fourteenth (14th) day after the date it enters into such definitive agreement (regardless of whether a transaction is consummated), fifty percent (50%) of the termination fee and (2) on the date such transaction is consummated (if consummated) even if such transaction is consummated after the expiration of the nine (9) month period referenced above, the remaining fifty percent (50%) of the termination fee (provided, that for purposes of this bullet, all references in the definition of acquisition proposal to “15%” will instead refer to “50%”);

•

in the event that the merger agreement is terminated by OceanFirst due to (a) Flushing or the Flushing board of directors has made a recommendation change that is in response to an intervening event or is not permitted by terms of the merger agreement or (b) Flushing or the Flushing board of directors has breached its covenants related to stockholder approvals or acquisition proposals in any material respect, in each case, then Flushing will pay OceanFirst the termination fee within fourteen (14) days of the date of termination; and

•

in the event that (a) the merger agreement is terminated by OceanFirst due to Flushing or the Flushing board of directors having made a recommendation change in response to a superior proposal, as permitted by the terms of the merger agreement and (b) OceanFirst delivers the written notice of termination to Flushing no later than 11:59 p.m. Eastern Time on the 10th business day after OceanFirst receives all material documents and materials provided to the Flushing board of directors in connection with the Flushing board of directors’ determination to effect such recommendation change, then Flushing will pay OceanFirst the termination fee within fourteen (14) days of the date of termination.

OceanFirst will pay Flushing a termination fee if the merger agreement is terminated in the following circumstances:

•

in the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal with respect to OceanFirst has been communicated to or otherwise made known to the OceanFirst board of directors or OceanFirst’s senior management (if the merger agreement is terminated due to OceanFirst’s breach) or has been made directly to OceanFirst stockholders generally or any person has publicly announced (and not withdrawn at least two (2) business days prior to the OceanFirst stockholder meeting) an acquisition proposal with respect to OceanFirst, and (a) thereafter, the merger agreement is terminated (i) by Flushing as a result of a willful breach of the merger agreement by OceanFirst that would constitute the failure of an applicable closing condition or (ii) either party due to the failure to receive the requisite OceanFirst stockholder approval, and (b) prior to the date that is nine (9) months after the date of such termination, OceanFirst either (i) enters into a definitive agreement in respect of an acquisition proposal or (ii) or consummates a transaction with respect to an acquisition proposal, in each case, with any person or affiliate of any person that made any of the acquisition proposals described above, then OceanFirst will, (A) if the merger agreement is terminated due to breach, on the earlier of the 60th day after the date it enters into such definitive agreement (regardless of whether a transaction is consummated) and the date such transaction is consummated, pay Flushing the termination fee or (B) if the merger agreement is terminated due to the failure to obtain the requisite OceanFirst stockholder approval, pay OceanFirst (1) on the fourteenth (14th) day after the date it enters into such definitive agreement (regardless of whether a transaction is consummated), fifty percent (50%) of the termination fee and (2) on the date such transaction is consummated (if consummated) even if such transaction is consummated after the expiration of the nine (9) month period referenced above, the remaining fifty percent (50%) of the termination fee (provided, that for purposes of this bullet, all references in the definition of acquisition proposal to “15%” will instead refer to “50%”);

•

in the event that the merger agreement is terminated by Flushing due to (a) OceanFirst or the OceanFirst board of directors has made a recommendation change that is in response to an intervening event or is not permitted by terms of the merger agreement or (b) OceanFirst or the OceanFirst board of directors has breached its covenants related to stockholder approvals or acquisition proposals in any material respect, in each case, then OceanFirst will pay Flushing the termination fee within fourteen (14) business days of the date of termination;

•

in the event that (a) the merger agreement is terminated by Flushing due to OceanFirst or the OceanFirst board of directors having made a recommendation change in response to a superior proposal, as permitted by the terms of the merger agreement and (b) Flushing delivers the written notice of termination to OceanFirst no later than 11:59 p.m. Eastern Time on the 10th business day after Flushing receives all material documents and materials provided to the OceanFirst board of directors in connection with the OceanFirst board of directors’ determination to effect such recommendation change, then OceanFirst will pay Flushing the termination fee within fourteen (14) days of the date of termination; and

•

in the event that the merger agreement is terminated by Flushing pursuant to the tenth or eleventh bullets under the section entitled “ —Termination of the Merger Agreement” above, then OceanFirst will pay Flushing a termination fee equal to $46,339,296 (the “reverse termination fee”).

In the event that the merger agreement is terminated and OceanFirst receives all or any portion of the termination fee, OceanFirst may be required to pay Warburg an amount equal to twenty percent (20%) of the amount of the termination fee net of certain out-of-pocket fees, costs and expenses of OceanFirst.

Expenses and Fees

Except as otherwise provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense. The merger agreement provides that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC or any other governmental entity in connection with the merger will be borne equally by OceanFirst and Flushing.

Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite OceanFirst stockholder approval or the requisite Flushing stockholder approval, except that after the receipt of the requisite OceanFirst stockholder approval or the requisite Flushing stockholder approval, there may not be, without further approval of OceanFirst stockholders or Flushing stockholders, as applicable, any amendment to the merger agreement that requires such further approval under applicable law.

At any time prior to the closing of the mergers, each of the parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered by such other parties pursuant to the merger agreement, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement, except that after the receipt of the requisite OceanFirst stockholder approval or the requisite Flushing stockholder approval there may not be, without further approval of OceanFirst stockholders or Flushing stockholders, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of either of the parties to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.

Specific Performance

OceanFirst and Flushing will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement (including the parties’ obligations to consummate the first merger), in addition to any other remedy to which they are entitled at law or in equity. Each of OceanFirst and Flushing waives any defense in any action for specific performance that a remedy at law would be adequate and any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

Damages

Flushing, on behalf of the Flushing stockholders, is entitled pursue damages for the loss of the benefits of the transactions contemplated by the merger agreement to the Flushing stockholders (i.e., the loss of the premium (if any) to which the Flushing stockholders would have been entitled), if (a) such damages arise out of a willful breach of the merger agreement by OceanFirst, or (b) such damages arise out of the facts and circumstances that are the basis of Flushing’s termination of the merger agreement pursuant to the seventh or eighth bullets under the section entitled “—Termination of the Merger Agreement” above.

Voting Agreements

Flushing Voting Agreements

Each member of the Flushing board of directors and certain officers of Flushing have entered into the Flushing voting agreements pursuant to which, on the terms and subject to the conditions and exceptions set forth therein, each of the directors and officers party thereto has agreed to vote all Flushing common stock that such director or officer owns and has the power to vote in favor of the adoption and approval of the merger agreement (unless the Flushing board of directors makes a recommendation change permitted by the merger agreement). Each member of the Flushing board of directors and each officer of Flushing party to the Flushing voting agreements also agreed to vote against any acquisition proposal or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any agreement or amendment to Flushing’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, delay, postpone, discourage, frustrate or materially and adversely affect the consummation of the transactions contemplated by the merger agreement and against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of Flushing contained in the merger agreement or of the stockholder contained in the applicable Flushing voting agreement (in each case, unless the Flushing board of directors makes a recommendation change permitted by the merger agreement). As of the close of business on the Flushing record date, such persons beneficially owned and were entitled to vote, in the aggregate, 1,908,485 shares of Flushing common stock, allowing them to exercise approximately 5.63% of the voting power of Flushing common stock (which does not include shares issuable upon the exercise, vesting or settlement of Flushing equity-based awards that were not outstanding as of the close of business on the Flushing record date).

In addition, Flushing stockholders who executed a voting agreement agreed not to (a) directly or indirectly, sell, offer to sell, give, assign, convey, transfer, pledge, grant a security interest in, encumber, tender in any tender or exchange offer, grant any option for the sale of, enter into any swap or other arrangement that hedges or transfers to another, or otherwise hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, in whole or in part, any of the economic consequences of ownership of, or enter into any agreement, arrangement, contract or understanding to take any of the foregoing actions with respect to any shares of Flushing common stock or (b) deposit any Flushing common stock in any voting trust or grant any proxy or power of attorney or give instructions with respect to the voting of the such stockholder’s Flushing common stock in any manner that is inconsistent with the terms of the Flushing voting agreements or otherwise enter into any voting agreement or similar agreement, arrangement, contract or understanding in contravention of the obligations of such stockholder under the Flushing voting agreements, subject in each case to certain limited exceptions set forth in the Flushing voting agreements.

The Flushing voting agreements terminate in certain circumstances, including in the event that the merger agreement is terminated in accordance with its terms or upon a change in recommendation that is permitted under the terms of the merger agreement.

The foregoing description of the Flushing voting agreements is only a summary, and stockholders are urged to read the form of Flushing voting agreement attached as Exhibit B to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus, and is incorporated herein by reference.

OceanFirst Voting Agreements

Each member of the OceanFirst board of directors and certain officers of OceanFirst have entered into the OceanFirst voting agreements pursuant to which, on the terms and subject to the conditions and exceptions set forth therein, each of the directors and officers party thereto has agreed to vote all OceanFirst common stock that such director or officer owns and has the power to vote in favor of the OceanFirst issuance (unless the OceanFirst board of directors makes a recommendation change permitted by the merger agreement). Each member of the OceanFirst board of directors and officers of OceanFirst party to the OceanFirst voting agreements also agreed to vote against any acquisition proposal or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any agreement or amendment to OceanFirst’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, delay, postpone, discourage, frustrate or materially and adversely affect the consummation of the transactions contemplated by the merger agreement and against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of OceanFirst contained in the merger agreement or of the stockholder contained in the applicable OceanFirst voting agreement (in each case, unless the OceanFirst board of directors makes a recommendation change permitted by the merger agreement). As of the close of business on the OceanFirst record date, such persons beneficially owned and were entitled to vote, in the aggregate, 1,939,597 shares of OceanFirst common stock, allowing them to exercise approximately 3.4% of the voting power of OceanFirst common stock (which does not include shares issuable upon the exercise, vesting or settlement of OceanFirst equity-based awards that were not outstanding as of the close of business on the OceanFirst record date).

In addition, stockholders who executed a voting agreement agreed not to (a) directly or indirectly, sell, offer to sell, give, assign, convey, transfer, pledge, grant a security interest in, encumber, tender in any tender or exchange offer, grant any option for the sale of, enter into any swap or other arrangement that hedges or transfers to another, or otherwise hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, in whole or in part, any of the economic consequences of ownership of, or enter into any agreement, arrangement, contract or understanding to take any of the foregoing actions with respect to any shares of OceanFirst common stock or (b) deposit any OceanFirst common stock in any voting trust or grant any proxy or power of attorney or give instructions with respect to the voting of the such stockholder’s OceanFirst common stock in any manner that is inconsistent with the terms of the OceanFirst voting agreements or otherwise enter into any voting agreement or similar agreement, arrangement, contract or understanding in contravention of the obligations of such stockholder under the OceanFirst voting agreements, subject in each case to certain limited exceptions set forth in the OceanFirst voting agreements.

The OceanFirst voting agreements terminate in certain circumstances, including in the event that the merger agreement is terminated in accordance with its terms or upon a change in recommendation that is permitted under the terms of the merger agreement.

The foregoing description of the OceanFirst voting agreements is only a summary, and stockholders are urged to read the form of OceanFirst voting agreement attached as Exhibit C to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus, and is incorporated herein by reference.

THE INVESTMENT AGREEMENT

This section of the joint proxy statement/prospectus describes the material terms of the investment agreement, the NVCE certificate of designations (as defined below), the warrant and the registration rights agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of (a) the investment agreement (which is attached as Annex B to this document), (b) the NVCE certificate of designations (a form of which is attached as Annex D to this document), (c) the warrant (a form of which is attached as Annex E this document) and (d) the registration rights agreement (a form of which is attached as Annex F to this document), which are, in each case, incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the investment agreement that is important to you. We urge you to read the full text of the investment agreement, the NVCE certificate of designations, the warrant and the registration rights agreement, as such agreements are the legal documents governing the investment. This section is not intended to provide you with any factual information about OceanFirst. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings OceanFirst makes with the SEC as described in the section entitled “Where You Can Find More Information” beginning on page 201 of this joint proxy statement / prospectus.

The Investment

Concurrently with its entry into the merger agreement, OceanFirst entered into an investment agreement, dated as of December 29, 2025, with Warburg. On the terms and subject to the conditions set forth in the investment agreement, at the investment closing, Warburg will invest an aggregate of $225 million in exchange for the sale and issuance by OceanFirst of approximately (a) 9.5 million shares of OceanFirst common stock, at $19.76 per share of OceanFirst common stock and (b) 1,900 shares of OceanFirst NVCE stock at a purchase price of $19,760 per share, which represent the economic equivalent of approximately 1.9 million shares of OceanFirst common stock. In addition, Warburg will receive a warrant to purchase approximately 11,400 shares of OceanFirst NVCE stock with an exercise price of $19,760 per share of OceanFirst NVCE stock, which represents the economic equivalent of approximately 11.4 million shares of OceanFirst common stock. The warrant carries a term of seven (7) years and can be exercised voluntarily following the third (3rd) anniversary of the investment closing. The warrant can also be voluntarily exercised prior to the third (3rd) anniversary of the investment closing, (a) in the event the market price of OceanFirst common stock reaches or exceeds $30 per share at the closing of any trading day or (b) in connection with a transaction involving a change of control of OceanFirst. The warrant is subject to mandatory exercise, at any time, in the event the market price of OceanFirst common stock reaches or exceeds $30 per share for twenty (20) or more trading days during any thirty (30) consecutive trading days. In the event of a change of control transaction where less than ninety percent (90%) of the consideration in such transaction is comprised of equity securities traded on the Nasdaq or NYSE, Warburg will be entitled to receive additional shares of OceanFirst NVCE stock as set forth in the warrant if Warburg exercises the warrant in connection with such transaction. In connection with such exercise, depending on the effective date and designated price of the warrant, Warburg would be entitled to receive, at a minimum, zero additional shares of OceanFirst NVCE stock and, at a maximum, 0.2885 additional shares of OceanFirst NVCE stock per share of OceanFirst NVCE stock underlying the warrant (which represents the economic equivalent of approximately 288.5 shares of OceanFirst common stock).

Additionally, at any time after the investment closing and upon the written request of Warburg, OceanFirst and Warburg will cooperate in good faith and use their respective reasonable best efforts to permit Warburg (or certain permitted transferees) to exchange all or a portion of its shares of OceanFirst NVCE stock (including shares of OceanFirst NVCE stock for which the warrant issued to Warburg may be exercised) for shares of OceanFirst common stock, subject to certain conditions. See the section entitled “Investment Agreement— Covenants and Agreements—Covenants Regarding OceanFirst NVCE Stock” beginning on page 161 for more information.

The investment is contingent upon the consummation of the mergers in accordance with the merger agreement, and is subject to the satisfaction or waiver of certain other closing conditions, as described in “—Conditions to the Closing the Investment Agreement.” The investment agreement will terminate following the occurrence of certain events, including: (i) automatically upon the valid termination of the merger agreement in accordance with its terms, (ii) with the mutual written consent of OceanFirst and Warburg, (iii) following written notice from either OceanFirst or Warburg following either (x) the investment closing having not occurred on or prior to September 29, 2026 (which will be automatically extended to December 29, 2026 in certain circumstances set forth in the investment agreement) or (y) certain breaches of the investment agreement by the other party (subject to certain exceptions and following applicable cure periods) and (iv) by either OceanFirst or Warburg if any governmental entity that must grant a requisite regulatory approval to consummate the investment closing has denied approval of the transactions contemplated by the investment agreement (subject to certain exceptions). For more information on the terms of the investment agreement, see the section titled “—The Investment Agreement” below.

The terms of the OceanFirst NVCE stock will be established in the certificate of designations for the OceanFirst NVCE stock (the “NVCE certificate of designations”), which will be filed with the Delaware Secretary of State prior to the consummation of the investment. The conversion price of the OceanFirst NVCE stock will initially be $19.76 per share and convertible on a one-to-one-thousand basis with OceanFirst common stock, subject to adjustments as set forth in the NVCE certificate of designations. For more information on the terms of the OceanFirst NVCE stock, see the section titled “—The NVCE Certificate of Designations” below.

Summary of the Investment Agreement

The following is a summary of the material terms of the investment agreement and is subject to, and qualified in its entirety by reference to, the complete text of the investment agreement. We encourage you to read the investment agreement, which is attached hereto as Annex B.

Purchase and Sale

Investment Agreement

The investment agreement provides that, among other things, at the investment closing, on the terms and subject to the conditions set forth in the investment agreement, Warburg will invest, an aggregate of $225 million in exchange for the sale and issuance by OceanFirst of approximately (a) 9.5 million shares of OceanFirst common stock, at $19.76 per share of OceanFirst common stock and (b) 1,900 shares of OceanFirst NVCE stock at a purchase price of $19,760 per share, which represent the economic equivalent of approximately 1.9 million shares of OceanFirst common stock. In addition, Warburg will receive the warrant to purchase approximately 11,400 shares of OceanFirst NVCE stock with an exercise price of $19,760 per share of OceanFirst NVCE stock, which represents the economic equivalent of approximately 11.4 million shares of OceanFirst common stock, subject to customary anti-dilution adjustments provided under the warrant. The warrant carries a term of seven (7) years and can be exercised voluntarily following the third (3rd) anniversary of the investment closing. For more information on the terms of the warrant, see the section titled “—The Warrant” below.

Closing

On the terms and subject to the conditions set forth in the investment agreement, the investment closing will take place substantially concurrently with the merger closing by electronic exchange of documents, subject to the satisfaction or, to the extent permitted by applicable law, written waiver (by the party entitled to grant such waiver) of the conditions set forth in the investment agreement (other than those conditions that by their nature are to be satisfied at the investment closing, but subject to satisfaction or, to the extent permitted by applicable law, written waiver of those conditions by the party entitled to grant such waiver).

Representations and Warranties

The investment agreement contains representations and warranties made by OceanFirst relating to a number of matters, which are (a) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by OceanFirst to Warburg and (b) qualified by the reports of OceanFirst filed with the SEC after January 1, 2023 and prior to the date of the investment agreement (excluding, in each case, any risk factor disclosures in the risk factor section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature). The investment agreement contains representations and warranties made by Warburg relating to a number of matters.

In addition, certain representations and warranties of OceanFirst and Warburg are qualified as to “materiality” and certain representations and warranties of OceanFirst are qualified as to “material adverse effect.” For purposes of the investment agreement, a “material adverse effect” means with respect to OceanFirst, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, is or is reasonably expected to have a material and adverse effect on (a) the financial position, results of operations, business, assets, properties or liabilities of OceanFirst and its subsidiaries, taken as a whole, or (b) ability of OceanFirst to perform its obligations under the investment agreement.

However, with respect to clause (a), a material adverse effect will not be deemed to include the impact of:

•	changes, after the date of the investment agreement, in law or interpretations of law by governmental entities;

•	changes, after the date of the investment agreement, in U.S. GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally;

•

changes, after the date of the investment agreement, in general economic or capital market conditions affecting financial institutions or their market prices generally, including changes in levels of interest rates generally;

•	the effects of the expenses incurred by OceanFirst or its affiliates in negotiating, documenting, effecting, and consummating the transactions contemplated by the investment agreement;

•

any action or omission required by the investment agreement or taken, after the date of the investment agreement, by OceanFirst with the prior written consent of Warburg, or as otherwise expressly permitted or contemplated by the investment agreement;

•

the public announcement of the investment agreement or the merger agreement, or the pendency of the transactions contemplated by the investment agreement or the merger agreement (including the impact on relationships, contractual or otherwise, with customers, suppliers, lessors or employees);

•

changes, after the date of the investment agreement, in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States;

•	natural disasters, pandemics (including the outbreaks, epidemics or pandemics, and the governmental and other responses thereto) or other force majeure events;

•

a failure, in and of itself, to meet earnings projections or internal financial forecasts or any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, but not including any underlying causes thereof; or

•	a decline in the trading price of OceanFirst common stock, but not including any underlying causes thereof,

except, with respect to the first, second, third, seventh and eighth bullets described above, to the extent that the effects of such change are disproportionately adverse to the financial position, results of operations, business, assets, properties or liabilities of OceanFirst and its subsidiaries, taken as a whole, as compared to other companies in the industry in which OceanFirst and its subsidiaries operate.

Generally, the representations and warranties in the investment agreement survive the investment closing for a period of twelve (12) months and will, except in the case of Fraud (as defined in the investment agreement), thereafter expire. Certain fundamental representations and warranties of OceanFirst in the investment agreement will survive the investment closing for thirty-six (36) months. No representations and warranties in the investment agreement will survive in the event the investment agreement is terminated.

Covenants and Agreements

Conduct of Businesses Prior to the Consummation of the Investment

Prior to the investment closing (or earlier termination of the investment agreement), except (a) as required by law, (b) as consented to in writing by Warburg (such consent not to be unreasonably withheld, conditioned or delayed) or (c) as expressly contemplated by the investment agreement (including as set forth in OceanFirst’s confidential disclosure schedules thereto), OceanFirst will, and will cause its subsidiaries to (i) conduct its business in the ordinary course of business in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its businesses organization, employees, independent contractors and advantageous customer and other business relationships, and (iii) take no action that would reasonably be expected to prevent or adversely affect or materially delay (x) OceanFirst’s ability to obtain any necessary approvals of any governmental entity required for the transactions contemplated by the investment agreement or (y) the performance by OceanFirst or its subsidiaries of its and their covenants and agreements thereunder. Additionally, prior to the investment closing or earlier termination of the investment agreement, except (a) as required by law, (b) as consented to in writing by Warburg (such consent not to be unreasonably withheld, conditioned or delayed) or (c) as expressly contemplated by the investment agreement (including as set forth in OceanFirst’s confidential disclosure schedules thereto), OceanFirst will not, and will cause its subsidiaries not to, take any of the following actions:

•	adjust, split, combine or reclassify any of its capital stock;

•

make, declare, pay or set a record date for any dividend or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities (except, in each case, (a) regular quarterly cash dividends by OceanFirst at a rate not in excess of $0.20 per share of OceanFirst common stock, (b) dividends paid by any of OceanFirst’s subsidiaries to OceanFirst or any of its wholly owned subsidiaries, (c) regular distributions on outstanding trust preferred securities in accordance with their terms or (d) the acceptance of shares of OceanFirst common stock for withholding taxes incurred in connection with the vesting or settlement of the OceanFirst equity awards and dividend equivalents thereon, if any, in each case, in the ordinary course of business and consistent with the terms of any applicable award agreements);

•

issue, sell, transfer, encumber or otherwise permit to become outstanding (including by issuing any shares of OceanFirst common stock that are held as “treasury shares” as of the date of the investment agreement) any additional shares of capital stock or other equity or voting securities or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for or valued by reference to, any shares of its capital stock or other equity or voting securities, including any securities of OceanFirst or any of its subsidiaries, or any options, warrant or other rights of any kind to acquire any shares of its capital stock or other equity or voting securities, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards outstanding as of the date of the investment agreement or pursuant to the exercise, vesting or settlement of any new awards that are permitted to be granted, in each case, in accordance with their terms;

•	(a) sell, transfer, mortgage, encumber or otherwise dispose of any material properties, assets or businesses to any individual, corporation or other entity other than a wholly-owned subsidiary of

OceanFirst, (b) abandon or allow to lapse any material properties or assets, or (c) cancel, release or assign any material indebtedness to which it or any subsidiary of OceanFirst is a party, in each case, other than in the ordinary course of business;

•	amend the OceanFirst charter, OceanFirst bylaws or comparable governing or organizational document of any of OceanFirst’s material subsidiaries;

•

materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade or purchase any security rated below investment grade; or

•	agree to do any of the foregoing.

Merger Agreement Amendments, Consents and Waivers

Under the investment agreement, OceanFirst may not, without the prior written consent of Warburg, (a) amend, modify or agree to waive certain sections in the merger agreement relating to (i) the exchange ratio, (ii) the definition of a materially burdensome regulatory condition and certain actions that OceanFirst and Flushing may take, or refrain from taking, with respect to regulatory matters, (iii) the amended and restated certificate of incorporation of the surviving entity in the first merger and amended and restated bylaws of the surviving entity in the first merger, (iv) certain prohibited (A) adjustments, splits, combinations or reclassifications of capital stock by Flushing, (B) equity issuances by Flushing, (C) dispositions by Flushing of its material properties or assets and (D) material restructuring or material changes by Flushing of its investment securities or derivatives portfolio or its interest rate exposure, in each case, prior to the merger closing, (v) the investment agreement, (vi) the conditions to the merger closing and (vii) the provisions governing termination and amendment of the merger agreement, and (b) except with respect to any matter that is otherwise expressly permitted by certain exceptions to the foregoing clause (a), amend, modify or agree to any waiver of any term or provision in the merger agreement (including any of the exhibits or schedules thereto) which is not operational in nature and which would change the nature or amount of the consideration payable to Flushing’s stockholders under the merger agreement.

Regulatory Matters

OceanFirst and Warburg have agreed to cooperate and consult with each other and use their reasonable best efforts to promptly prepare and file (as applicable) all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the transactions contemplated by the investment agreement and by the merger agreement. The parties will cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain such requisite regulatory approvals) and will respond as promptly as reasonably practicable to the requests of any governmental entity relating to the foregoing. To the extent permitted by applicable law, the parties will promptly advise each other upon receiving any communication from any governmental entity whose consent, waiver, approval or authorization is required for consummation of the transactions contemplated by the investment agreement that causes such party to believe that there is a reasonable likelihood that any required approval, consent or authorization from a governmental entity related to the transactions contemplated by the investment agreement will not be obtained or that the receipt of any such approval, consent or authorization will be materially delayed or conditioned.

However, neither OceanFirst nor any of its subsidiaries is permitted (without the written consent of the other party), and none of Warburg or any of their affiliates is required, to take any action, or commitment to take or refrain from taking any action, or acceptance or agreement to any condition or restriction, in each case, that would reasonably be expected to cause Warburg, its affiliates or any of their partners or principals to (a)

“control” OceanFirst or be required to become a bank holding company, in each case, pursuant to the BHC Act; (b) “control” OceanFirst or be required to provide prior notice pursuant to the CIBC Act; (c) serve as a source of financial strength to OceanFirst pursuant to the BHC Act; or (d) enter into any capital or liquidity maintenance agreement or any similar agreement with any governmental entity, provide capital support to OceanFirst, Flushing or any of their respective subsidiaries or otherwise commit to or contribute any additional capital to, provide other funds to, or make any other investment in, OceanFirst, Flushing or any of their respective subsidiaries.

Transfer Restrictions

From and after the investment closing, subject to certain exceptions, Warburg will not (and will not permit its affiliates to), directly or indirectly, transfer (as defined below) any of the securities acquired pursuant to the investment agreement to (a) activist investors, defined as any person identified in (i) OceanFirst’s confidential disclosure schedules delivered to Warburg and (ii) the most-recently available “SharkWatch 50” list, (b) any competitor of OceanFirst or any of its subsidiaries set forth in OceanFirst’s confidential disclosure schedules delivered to Warburg, (c) solely with respect to the warrant, any person unable to deliver an IRS Form W-9 or IRS Form W-8IMY (subject to certain exceptions) or (d) any person that is, among other things, the subject or target of certain sanctions laws. As used in the investment agreement, “transfer” by any person means, directly or indirectly, to sell, transfer, assign, pledge, hypothecate, encumber or similarly dispose of or transfer (by merger, disposition, operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement, agreement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition or transfer (by merger, disposition, operation of law or otherwise), of any interest in any equity securities beneficially owned by such person.

Warburg and its affiliates may transfer any of the securities acquired pursuant to the investment agreement to certain permitted transferees. For example, Warburg may transfer any portion or all of its securities acquired pursuant to the investment agreement to any bona fide financial institution or other lender (in each case, other than any competitor or activist investor) or any agent therefor to secure certain incurrences of indebtedness or granting of lien to secure payment of such indebtedness (“back leverage”) provided by such financial institution or other lender and, such financial institution or other lender or any agent therefor may, in connection with any foreclosure or exercise of any rights thereunder, transfer any such securities to any person (including any activist investor or competitor). However, Warburg must request that any such person effecting the transfer avoid transferring to a competitor or an activist investor.

Hedging Restrictions

Warburg agreed that, from the date of the investment agreement until the earlier of the (x) the 180 day anniversary of the investment closing or (y) termination of the investment agreement, Warburg will not (and will cause its affiliates not to), directly or indirectly, enter into any hedging, derivative, swap, or similar agreement, arrangement or transaction, the value of which is based upon the value of any of the shares of capital of OceanFirst or Flushing (“hedging arrangements”). However, such restrictions will not apply during the period, if any, from the date of the investment closing through the date on which the shelf registration statement covering all of Warburg’s registrable securities is effective (including any subsequent settlement of any transactions made during such period). During the ten (10) business days prior to the date of the investment closing, OceanFirst will keep Warburg informed on a current basis regarding OceanFirst’s readiness to cause such shelf registration statement (including sharing drafts thereof) to be effective on the date of the investment closing and will take all actions within its control as may reasonably be requested by Warburg to cause such shelf registration statement to be effective on the date of the investment closing.

Governance Rights

OceanFirst and Warburg agreed that, at the investment closing, OceanFirst will, as promptly as reasonably practicable, cause the Warburg director to be appointed to the board of directors of the combined company;

provided that the Warburg director must be (a) reasonably acceptable to OceanFirst and (b) satisfy any applicable corporate governance or regulatory requirements under SEC rules and regulations, the rules of the Nasdaq or similar authority, or any federal or state banking laws, as determined in OceanFirst’s reasonable discretion. Any such designee will serve as a nonvoting observer on the board of directors of the combined company unless and until such designee receives any applicable regulatory approval, non-objection, or waiver to serve as the Warburg director. To the extent any such designee of Warburg is required to serve as a nonvoting observer on the board of directors of the combined company as described in the immediately preceding sentence, Warburg may designate a person to serve as a temporary director until Warburg’s initial designee receives any such applicable regulatory approval, non-objection or waiver to serve as the Warburg director.

So long as Warburg, together with its affiliates, beneficially own in the aggregate the lesser of (a) five percent (5%) of the outstanding shares of OceanFirst common stock (on an as-converted basis) and (b) fifty percent (50%) of the OceanFirst common stock (on an as-converted basis (excluding any shares of OceanFirst common stock underlying the warrant) and after giving effect to any permitted transfers) that Warburg beneficially owns immediately following the investment closing, as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or other like changes in OceanFirst’s capitalization, OceanFirst agreed to (i) include the Warburg director in OceanFirst’s slate of director nominees and recommend to stockholders of the combined company that the stockholders of the combined company vote in favor of electing the Warburg director to the board of directors of the combined company at the annual meeting of stockholders of the combined company and (ii) use reasonable best efforts to have the Warburg director elected as a director of the combined company, including soliciting proxies to the same extent as it does for any other nominee of the board of directors of the combined company. Any shares subject to any hedging arrangement (as defined in the investment agreement) will not be considered beneficially owned for purposes of calculating the foregoing.

During the director rights period, if the Warburg director is not elected or reelected to the board of directors of the combined company at an annual stockholders’ meeting of OceanFirst, such Warburg director will have the right (a) to serve as a nonvoting observer on the board of directors of the combined company and (b) to serve on the advisory committee of the board of directors of the combined company for no less than two (2) years, and such person will receive compensation commensurate with advisory committee members generally. However, in no event will the combined company be required to nominate any such person who stood for election and was not elected after such time as such person has stood for election and not been elected at an aggregate of three (3) annual stockholders’ meetings of the combined company (without limiting Warburg’s right to designate another person to serve as the Warburg director).

During the director rights period, the Warburg director will be entitled to be a member of any committee of the board of directors of the combined company that may exist from time to time, subject to any applicable corporate governance or regulatory requirements under SEC rules and regulations, the rules of Nasdaq or similar authority, or any federal or state banking laws, as determined in OceanFirst’s reasonable discretion.

The Warburg director will (i) be entitled to the same compensation, expense reimbursement, exculpation and indemnification from OceanFirst as the other independent directors serving on the board of directors of the combined company (and, with respect to indemnification, OceanFirst’s obligations will apply prior to any other indemnification to which the Warburg director may be entitled) and (ii) receive the same coverage under D&O insurance policies maintained by the combined company as the other directors serving on the board of directors of the combined company for the duration of the director rights period.

OceanFirst Exemption Amendment Proposal

OceanFirst agreed that, (x) at the meeting of OceanFirst stockholders to be held to vote on the matters proposed in this joint proxy statement/prospectus and (y) if the OceanFirst exemption amendment proposal is not approved at such stockholder meeting and the investment closing occurs, at each of the first three (3) annual meetings of

OceanFirst stockholders following the investment closing (unless the exemption amendment is duly approved at a prior annual meeting of stockholders of OceanFirst), OceanFirst will use reasonable best efforts (including recommending the OceanFirst exemption amendment proposal to OceanFirst stockholders) to (a) submit to OceanFirst stockholders a proposal to amend Section C of Article FOURTH of the OceanFirst charter in a manner to exempt Warburg and its affiliates (but not any other OceanFirst stockholder) from the application of Section C of Article FOURTH of the OceanFirst charter and (b) obtain the requisite approval of OceanFirst stockholders of the OceanFirst exemption amendment proposal at any such meeting of its stockholders and, if and when approved, cause (but with no obligation to cause prior to the investment closing) the exemption amendment to become effective; provided that following the first (1st) anniversary of the investment closing, OceanFirst’s obligations contained in the preceding clause (y) will be subject to receipt of a written request from Warburg no later than thirty (30) business days prior to the anniversary of the date on which OceanFirst first filed its proxy materials for the preceding annual OceanFirst stockholder meeting. If OceanFirst obtains the requisite approval of OceanFirst stockholders of the OceanFirst exemption amendment proposal, OceanFirst will (i) if such requisite approval was obtained at the meeting of OceanFirst stockholders to be held to vote on the matters proposed in this joint proxy statement/prospectus, in connection with the investment closing, file the OceanFirst exemption amendment proposal with the Delaware Secretary of State or (ii) if such requisite approval was obtained at an annual meeting of the OceanFirst stockholders following the date of the investment closing, as promptly as practicable thereafter, file the OceanFirst exemption amendment proposal with the Delaware Secretary of State.

Covenants Regarding OceanFirst NVCE Stock

OceanFirst agreed that, upon the written request of Warburg, at any time following the date of the investment closing, Warburg and OceanFirst will cooperate in good faith and use their respective reasonable best efforts to permit Warburg of certain permitted transferees, as applicable (but not any other stockholder of OceanFirst), as promptly as practicable, to exchange all or a portion of such person’s shares of OceanFirst NVCE stock (including shares of OceanFirst NVCE stock into which the warrant issued to Warburg may be exercised) for shares of OceanFirst common stock. However, any such exchange, and OceanFirst’s obligations to effect such exchange, will be subject to receipt of any required permit, authorization, consent, order or approval from any governmental entity in connection with any such exchange.

Standstill

Subject to certain exceptions, following the investment closing, during the director rights period, unless (x) specifically requested in writing in advance by OceanFirst, (y) OceanFirst has given its prior written consent or (z) in connection with the express terms of the investment agreement, neither Warburg nor any of its affiliates will, directly or indirectly (or assist, advise, act in concert or participate with or encourage others to): (a) acquire (or agree, offer or propose to acquire, in each case, publicly or privately), by purchase, tender offer, exchange offer, agreement or business combination or in any other manner, any ownership, including beneficial ownership of any material portion of the assets or securities of OceanFirst or any of its subsidiaries, or any rights or options to acquire such ownership (including from any third party); (b) publicly offer to enter into, or publicly propose, any merger, business combination, recapitalization, restructuring or other extraordinary transaction with OceanFirst or any of its subsidiaries (other than the mergers); (c) (i) call or requisition, or seek to call or requisition, any meeting of OceanFirst stockholders or provide to any third party a proxy, consent or requisition to call any meeting of OceanFirst stockholders, (ii) seek to have OceanFirst stockholders authorize or take corporate action by written consent without a meeting, solicit any consents from OceanFirst stockholders or grant any consent or proxy for a consent to any third party seeking to have the OceanFirst stockholders authorize or take corporate action by written consent without a meeting, (iii) seek representation on the OceanFirst board of directors (other than the Warburg director), (iv) seek the removal of any member of the OceanFirst board of directors, (v) make a non-binding or precatory vote, of OceanFirst stockholders or (vi) make a request for OceanFirst’s stock ledger pursuant to Section 220 of the DGCL; (d) solicit proxies (as such terms are defined in Rule 14a-1 under the Exchange Act), regardless of whether such solicitation is exempt pursuant to Rule 14a-2 under the Exchange Act, with respect to any matter from, or otherwise seek to influence, advise or direct the vote of, holders of any shares of capital stock of OceanFirst or any securities convertible into, exchangeable for or exercisable for (in each case, whether currently or upon the occurrence of any contingency) such capital stock, or make any communication exempted from the definition of solicitation by Rule 14a-1(I)(2)(iv)(A); (e) knowingly enter into any discussions, negotiations, agreements, arrangements or understandings with any other person with respect to any matter described in the foregoing clauses (a)-(d) or knowingly form, join or participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) to vote, acquire or dispose of any voting securities of OceanFirst or its subsidiaries; (f) file a Schedule 13D (or amendment thereto) with respect to OceanFirst or any of its outstanding voting securities, except as required by applicable law; or (g) make any public disclosure, or take any action that could reasonably be expected to require either party to make a public disclosure, with respect to any of the foregoing matters set forth in this paragraph.

Preemptive Rights

OceanFirst and Warburg agreed that, subject to certain exceptions, following the investment closing, during the director rights period, solely to the extent permitted by applicable law, if OceanFirst proposes to newly issue a number of shares of OceanFirst common stock or preferred stock convertible to or exchangeable for OceanFirst common stock, then (a) OceanFirst will offer to issue, convey and sell to Warburg, on such terms that OceanFirst proposes to issue such securities and upon full payment by Warburg, a portion of such securities proposed to be issued equal to the percentage of OceanFirst common stock beneficially owned by Warburg (calculated on an as-converted basis as of immediately prior to such proposed issuance of the securities), and (b) Warburg will have the right (but not the obligation) to accept OceanFirst’s offer to purchase any or all of such securities.

Back Leverage

If requested by Warburg, OceanFirst must cooperate with Warburg in connection with obtaining back leverage, including:

•	entering into an issuer agreement with each lender or counterparty providing any back leverage to Warburg;

•	re-registering any pledged securities in the name of the relevant party to any back leverage (subject to appropriate transfer restrictions and related restrictive legends);

•

entering into customary triparty agreements reasonably acceptable to OceanFirst with each lender or counterparty and Warburg relating to the delivery of the relevant securities (subject to appropriate transfer restrictions and related restrictive legends) to the relevant lender or counterparty for crediting to the relevant collateral accounts;

•	if requested, using reasonable best efforts to include exceptions to any underwriters’ lock-up to allow incurrence or maintenance of the back leverage and exercise of remedies thereunder; and/or

•	such other cooperation and assistance in connection with such back leverage as Warburg or such lender or counterparty reasonably requests in writing.

Warburg will reimburse OceanFirst for OceanFirst’s reasonable and documented out-of-pocket costs and expenses incurred in connection with any of the above obligations (not to exceed $150,000).

Certain Additional Covenants

The investment agreement also contains additional covenants, including, among others, covenants relating to Warburg’s right to access certain information of OceanFirst (and its subsidiaries), confidentiality obligations of the parties to the investment agreement, public announcements with respect to the transactions contemplated by the investment agreement, certain bank regulatory matters, the reservation for issuance by OceanFirst of certain shares of OceanFirst common stock issuable under or in connection with the investment agreement, and the listing of the shares of OceanFirst common stock to be issued under or in connection with the investment agreement.

Indemnification

Pursuant to the investment agreement, OceanFirst and Warburg agreed to indemnify the other and their respective affiliates from and against all losses (subject to certain exceptions) directly resulting from (a) any inaccuracy in or breach of any representation or warranty of such party set forth in the investment agreement or (b) such party’s breach of any of its agreements or covenants in the investment agreement, in each case, subject to certain limitations.

Conditions to the Closing of the Investment Agreement

The investment closing depends on a number of conditions being satisfied or waived, including, among others:

•

no order will have been issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by the investment agreement or prohibiting, restraining or enjoining Warburg (or its respective affiliates) from owning any securities issued under or in connection with the investment agreement or voting any voting securities in accordance with the terms thereof will be in effect (and none of Warburg, OceanFirst or OceanFirst Bank will have received any formal written communication from any governmental entity asserting any of the foregoing that will not have been withdrawn);

•

no applicable law will have been enacted, entered, promulgated or enforced (which remains in effect) by any governmental entity that prohibits or makes illegal consummation of the transactions contemplated by the investment agreement or merger agreement or that prohibits, restrains or enjoins Warburg or their respective affiliates from owning any securities issued under or in connection with the investment agreement or voting any voting securities in accordance with the terms thereof;

•

Warburg having received reasonably satisfactory oral confirmation from staff of the legal division of the Federal Reserve that the consummation of the transactions contemplated by the investment agreement will not result in Warburg being deemed to have, or have acquired, “control” of OceanFirst or any of its subsidiaries for purposes of the BHC Act or CIBC Act and the implementing regulations thereunder, either (a) individually or (b) as part of an “association” or group “acting in concert” with any other person with respect to the transactions contemplated by the investment agreement contemplated to occur at the investment closing, as those terms are defined and interpreted by the Federal Reserve under Regulation Y (12 C.F.R. Part 225);

•

the shares of OceanFirst common stock issued under the investment agreement and to be issued upon the conversion of the OceanFirst NVCE stock that will be issuable pursuant to the NVCE certificate of designations and for which the warrant may be exercised, in each case, shall have been authorized for listing on the Nasdaq, subject to official notice of issuance;

•

all requisite regulatory approvals shall have been obtained and will remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no governmental entity shall have imposed, and no requisite regulatory approval will contain, any Materially Burdensome Regulatory Condition;

•

all of the conditions to the merger closing will have been satisfied or waived (in the case of any waiver, in accordance with the merger agreement and the investment agreement), other than the investment condition and those conditions that by their nature can only be satisfied or waived at the merger closing (but subject to such conditions then being satisfied or waived (in the case of any waiver, in accordance with the merger agreement and the investment agreement)), and the first merger will have been consummated, or will be consummated substantially concurrently with the investment closing, in accordance with the terms and conditions of the merger agreement;

•

the absence, since the date of the investment agreement, of the occurrence of a “material adverse effect,” and no circumstance, event, change, occurrence, development or effect will have occurred that, individually or in the aggregate, would reasonably be expected to have a “material adverse effect” (and the receipt by Warburg of a certificate signed on behalf of OceanFirst by the chief executive officer, the chief financial officer or authorized signatory to the foregoing effect);

•

the accuracy of the representations and warranties of each party contained in the investment agreement generally as of the date on which the investment agreement were entered into and as of the date of the investment closing, subject to the materiality standards provided in the investment agreement (and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer, the chief financial officer or authorized signatory (as applicable) to the foregoing effect); and

•

the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the investment agreement at or prior to the investment closing (and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer, the chief financial officer or authorized signatory (as applicable) to the foregoing effect).

OceanFirst cannot provide assurance as to when or if all of the conditions to the investment agreement can or will be satisfied or waived by the appropriate party.

Termination of the Investment Agreement

The investment agreement will automatically terminate upon the valid termination of the merger agreement for any reason in accordance with its terms and conditions.

The investment agreement can be terminated at any time prior to the investment closing in the following circumstances:

•	by mutual written consent of OceanFirst and Warburg;

•

by OceanFirst or Warburg, in the event that the investment closing does not occur on or before September 29, 2026, unless the failure of the investment closing to occur by the termination date shall be due to the failure of the party seeking to terminate the investment agreement to perform or observe the covenants and agreements of such party set forth in the investment agreement. However, if (a) all of the closing conditions in the merger agreement have been satisfied or waived other than the condition (x) related to a requisite regulatory approval or (y) no governmental entity shall have imposed, and no requisite regulatory approval will contain, any Materially Burdensome Regulatory Condition and (b) all of the closing conditions in the investment agreement have been satisfied or waived other than the condition relating to the satisfaction or waiver of all of the conditions in the merger agreement, then, upon written request by a party, the investment termination date will be automatically extended to December 29, 2026 (the “investment termination date”);

•

by OceanFirst or Warburg if any governmental entity that must grant a requisite regulatory approval to consummate the investment closing has denied approval of the transactions contemplated by the investment agreement and such denial has become final and nonappealable or any governmental entity has issued a final and nonappealable order or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the investment agreement, in each case, unless such order or other legal restraint or prohibition shall be due to the failure of the party seeking to terminate the investment agreement to perform or observe the covenants and agreements of such party set forth in the investment agreement;

•

by OceanFirst (so long as OceanFirst is not then in material breach of any representation, warranty, obligation covenant or other agreement contained in the investment agreement), if there has been a breach of any of the covenants or agreements or any of the representations or warranties set forth in the investment agreement on the part of Warburg, which breach, either individually or in the aggregate with all such other breaches by Warburg, would constitute, if occurring or continuing as of such investment closing, the failure of a condition relating to the absence of a breach of Warburg’s covenants or agreements or representations or warranties set forth in the investment agreement, and which is not cured within forty-five (45) days following written notice to Warburg, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the investment termination date);

•

by Warburg (so long as Warburg is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the investment agreement), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in the investment agreement on the part of OceanFirst, which breach, either individually or in the aggregate with all such other breaches by OceanFirst, would constitute, if occurring or continuing as of such investment closing, the failure of a condition relating to the absence of a breach of OceanFirst’s covenants or agreements or representations or warranties set forth in the investment agreement, and which is not cured within forty-five (45) days following written notice to OceanFirst, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the investment termination date); or

•	by OceanFirst or Warburg, if the merger agreement shall have been terminated in accordance with its terms.

Effect of Termination

In the event of termination of an investment agreement by either OceanFirst or Warburg as provided under the section entitled “—Termination of the Investment Agreement” above, the investment agreement will become void and have no effect, and none of OceanFirst, Warburg, any of their respective affiliates or any of the officers, directors, members or partners of any of them will have any liability of any nature whatsoever under the investment agreement, or in connection with the transactions contemplated by the investment agreement, except that (a) designated provisions of the investment agreement relating to the confidential treatment of information, public announcements, the effect of termination and certain general provisions will survive the termination and (b) neither OceanFirst nor Warburg will be relieved or released from any liability for Fraud or willful breach of any covenant or agreement set forth in the investment agreement.

Transaction Expenses

OceanFirst and Warburg have agreed that, in the event that (a) the merger agreement is terminated pursuant to its terms and OceanFirst actually receives all or any portion of the termination fee from Flushing under the merger agreement and (b) the investment agreement has not been terminated by OceanFirst due to Warburg’s breach of any of its covenants or agreements or representations or warranties set forth in the investment agreement, OceanFirst will pay the (x) Warburg an amount equal to twenty percent (20%) of the portion of the termination fee actually received by OceanFirst net of OceanFirst’s reasonable and documented out-of-pocket fees, costs and expenses incurred in connection with the investment agreement and the merger agreement, the transactions contemplated thereby or the recovery of any such termination fee.

In the event that the investment closing occurs, OceanFirst will reimburse Warburg for Warburg’s reasonable and documented out-of-pocket costs and expenses incurred in connection with the evaluation, negotiation and implementation of the transactions contemplated by the investment agreement, subject to a cap of $2,250,000.

The NVCE Certificate of Designations

As a condition to the investment closing, OceanFirst will file with the Delaware Secretary of State the NVCE certificate of designations designating the OceanFirst NVCE stock and establishing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption, of the shares of OceanFirst NVCE stock. The NVCE certificate of designations will be made a part of the OceanFirst charter by the filing of the NVCE certificate of designations with the Delaware Secretary of State.

The following is a summary of the material terms of the OceanFirst NVCE stock as contained in the NVCE certificate of designations and is subject to, and qualified in its entirety by reference to, the complete text of the NVCE certificate of designations. We encourage you to read the NVCE certificate of designations, a form of which is attached hereto as Annex D.

Number of Shares

The NVCE certificate of designations will designate no less than approximately 17,500 shares as OceanFirst NVCE stock out of OceanFirst’s authorized but unissued preferred stock.

Ranking

Subject to certain limited exceptions to comply with the requirements of Delaware law, the OceanFirst NVCE stock will rank equally with, and have identical rights, preferences and privileges as, the OceanFirst common stock with respect to dividends or distributions (including regular quarterly dividends) declared by the OceanFirst board of directors and rights upon any liquidation, dissolution, winding up or similar proceeding of OceanFirst, as provided in the OceanFirst charter.

Stated Value

The OceanFirst NVCE stock will have a par value of $0.01 per share.

Conversion Price

The conversion price of the OceanFirst NVCE stock will initially be $19.76 per share and convertible on a one-to-one-thousand basis with OceanFirst common stock, subject to certain adjustments for (a) stock dividends and distributions on OceanFirst common stock, (b) subdivisions, splits and combinations of OceanFirst common stock, (c) certain issuances by OceanFirst of rights or warrants to purchase OceanFirst common stock, (d) distributions to OceanFirst stockholders of any debt or assets of OceanFirst, (e) cash distributions by OceanFirst to OceanFirst stockholders (excluding, among other things, cash dividends on the OceanFirst common stock to the extent a corresponding cash dividend is paid on the OceanFirst NVCE stock), (f) self-tender offers or exchange offers for OceanFirst common stock, (g) any rights plans with respect to OceanFirst common stock and (h) certain reorganization events, in each case, subject to certain exceptions (such conversion price, as may be adjusted, the “applicable conversion rate”).

Conversion Rights

Subject to any applicable transfer restrictions in the investment agreement, each share of OceanFirst NVCE stock will automatically convert into OceanFirst common stock at the applicable conversion rate in a transfer that is both (a) to person who is a Non-BHCA Affiliate (as defined in the NVCE certificate of designations) and (b) (i) to OceanFirst, (ii) in a widespread public distribution, (iii) in a transfer in which no transferee (or group of associated transferees) would receive two percent (2%) or more of the outstanding securities of any class of voting securities of OceanFirst or (iv) to a purchaser that would control more than fifty percent (50%) of every class of voting securities of OceanFirst without any transfer from such holder of the OceanFirst NVCE stock.

Dividends

Each share of OceanFirst NVCE stock will be entitled to receive, when, as and if declared by the OceanFirst board of directors, all cash dividends or distributions made in respect of the shares of OceanFirst common stock, at the same time and on the same terms as holders of OceanFirst common stock based on the applicable conversion rate.

Voting Rights

The OceanFirst NVCE stock will not have any voting rights, subject to certain exceptions, including voting rights required by applicable law and amendments or modifications to the NVCE certificate of designations or OceanFirst charter (subject to certain exceptions) that would alter, modify or change the preferences, rights, privileges or powers of the OceanFirst NVCE stock in a manner that would significantly and adversely affect the preferences, rights, privileges or powers of the OceanFirst NVCE stock.

Reorganization Events

Subject to certain exceptions, upon the occurrence of a reorganization event, each share of OceanFirst NVCE stock outstanding immediately prior to such reorganization event (and not already converted) will automatically convert into the types and amounts of securities, cash, and other property that is or was receivable in such reorganization event by a holder of the number of shares of OceanFirst common stock into which such shares of OceanFirst NVCE stock were convertible immediately prior to such reorganization event in exchange for such shares of OceanFirst NVCE stock.

As used in the NVCE certificate of designations, a “reorganization event” means (a) any consolidation, merger, conversion or other similar or substantially all business combination of OceanFirst with or into another person, in each case, pursuant to which all of the OceanFirst common stock outstanding will be converted into cash, securities, or other property of OceanFirst or another person; (b) any sale, transfer, lease, or conveyance to another person of all or substantially all of the property and assets of OceanFirst and its subsidiaries, taken as a whole, in each case pursuant to which all of the OceanFirst common stock outstanding will be converted into cash, securities, or other property of OceanFirst or another person; (c) any reclassification of OceanFirst common stock into securities other than OceanFirst common stock; or (d) any statutory exchange of all of the outstanding shares of OceanFirst common stock for securities of another person (other than in connection with a merger or acquisition).

Redemption Rights

OceanFirst will not have redemption rights with respect to the OceanFirst NVCE stock.

The Warrant

Upon the investment closing, OceanFirst will issue to Warburg a warrant. Pursuant to the investment agreement, Warburg will receive a warrant to purchase approximately 11,400 shares of OceanFirst NVCE stock with an exercise price of $19,760 per share of OceanFirst NVCE stock, which represent the economic equivalent of approximately 11.4 million shares of OceanFirst common stock.

The following is a summary of the material terms of the warrant and is subject to, and qualified in its entirety by reference to, the complete text of the warrant. We encourage you to read the warrant, form of which is attached hereto as Annex E.

Exercise of the Warrant

The warrant carries a term of seven (7) years and can be exercised voluntarily following the third (3rd) anniversary of the investment closing. The warrant can also be voluntarily exercised prior to the third (3rd) anniversary of the investment closing, (a) in the event the market price of OceanFirst common stock reaches or exceeds $30 per share at the closing of any trading day or (b) in connection with a transaction involving a change of control of OceanFirst. The warrant is subject to mandatory exercise, at any time, in the event the market price of OceanFirst common stock reaches or exceeds $30 per share for twenty (20) or more trading days during any thirty (30) consecutive trading days.

Payment of the exercise price for the shares of OceanFirst NVCE stock in any exercise will be effected by OceanFirst withholding, from the shares that would otherwise be delivered to Warburg upon such exercise, an amount of shares equal in value to the aggregate exercise price in respect of the shares as to which the warrant is so exercised, based on, in the case of (a) voluntary exercise, the 10 trading day average of the market price of the shares ending on the second trading day prior to the date on which the warrant is exercised or (b) automatic exercise, the 10 trading day average of the market price of the shares commencing on the second trading day following the date on which the warrant is automatically exercised (unless OceanFirst and the warrantholder mutually agree for the exercise price to be paid to OceanFirst in cash in an amount equal to the aggregate exercise price).

Transfer

Subject to the transfer restrictions contained in the investment agreement, the warrant may be transferred by the holder thereof.

Ownership Limitations

No OceanFirst NVCE stock will be issued or delivered upon any exercise of the warrant, and the warrantholder will not be entitled to receive shares of OceanFirst NVCE stock upon any such exercise, in each case to the extent, and only to the extent, that such issuance or delivery would result in (a) the warrantholder, or a “person” or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) that includes the warrantholder, beneficially owning in excess of four-and-a-half (4.5%) of the then-outstanding shares of OceanFirst common stock (determined in accordance with Rule 13d-3 under the Exchange Act) or (b) the warrantholder, such warrantholder group or any person whose ownership position would be aggregated with that of the warrantholder or such warrantholder group under any federal, state or local laws, regulations or regulatory orders that are, in each case, applicable to ownership of shares of OceanFirst common stock, owning, beneficially owning, constructively owning, controlling, holding the power to vote or otherwise meeting a relevant definition of ownership in excess of a number of shares of OceanFirst common stock equal to (x) the number of shares of OceanFirst common stock that would give rise to reporting or registration obligations or other requirements (including obtaining prior approval by a state or federal regulator) of such aggregated ownership group, and with respect to which such requirements have not been met or the relevant approval has not been received, in each case minus (y) 0.1% of the then-outstanding shares of OceanFirst common stock.

If any shares of OceanFirst NVCE stock (and cash in lieu of fractional shares) otherwise due upon the exercise of the warrant are not delivered as a result of the ownership limitation, then OceanFirst’s obligation to deliver such shares (and cash in lieu of fractional shares) will remain in full force and effect, provided that the OceanFirst will deliver such shares of OceanFirst NVCE stock (and cash in lieu of fractional shares) as soon as reasonably practicable after (and to the extent that) the warrantholder provides written notice to OceanFirst that such delivery will not contravene the ownership limitation. The ownership limitation described above will not apply to Warburg and its affiliates.

Adjustments and Other Rights

The exercise price, mandatory exercise price and number of shares subject to the warrant are subject to certain adjustments for, among other things, (a) dividends and distributions (payable in shares of OceanFirst NVCE stock), stock splits, subdivisions, reclassifications or combinations and (b) issuances by OceanFirst of OceanFirst common stock at a price below the conversion price, in each case, as adjusted from time to time in accordance with the NVCE certificate of designations and/or the warrant.

In any business combination (as defined in the warrant) involving OceanFirst, the warrantholder’s right to receive shares of OceanFirst NVCE stock underlying each warrant upon exercise thereof will be converted into the right to acquire the number of shares of stock or other securities or property (including cash) that a holder of the number of shares of OceanFirst NVCE stock underlying each warrant upon exercise thereof immediately prior to such business combination would have been entitled to receive upon consummation of such business combination (without taking into account any limitations or restrictions on the exercisability of the applicable warrant).

However, in the event of a transaction involving a change of control of OceanFirst where less than ninety percent (90%) of the consideration in such transaction is comprised of equity securities traded on the Nasdaq or NYSE, Warburg will be entitled to receive additional shares of OceanFirst NVCE stock as set forth in the warrant if Warburg exercises the warrant in connection with such transaction. In connection with such exercise, depending on the effective date and designated price of the warrant, Warburg would be entitled to receive, at a minimum, zero additional shares of OceanFirst NVCE stock and, at a maximum, 0.2885 additional shares of OceanFirst NVCE stock per share of OceanFirst NVCE stock underlying the warrant (which represents the economic equivalent of approximately 288.5 shares of OceanFirst common stock).

OceanFirst must not take any action which would entitle the warrantholder to an adjustment of the exercise price or the mandatory exercise price if the total number of shares of OceanFirst NVCE stock issuable after such action upon exercise of the warrant, together with all shares of OceanFirst NVCE stock then outstanding and all shares of OceanFirst NVCE stock then issuable upon the exercise of all outstanding options, warrants, conversion and other rights, would exceed the total number of shares of OceanFirst NVCE stock then authorized by the OceanFirst charter.

Registration Rights

OceanFirst and Warburg agreed in the investment agreement that, upon the investment closing, OceanFirst and Warburg will enter into a registration rights agreement, pursuant to which Warburg and its respective affiliates and certain permitted transferees (“registration rights holders”) will have customary registration rights with respect to the shares of OceanFirst common stock (a) purchased under the investment agreement and (b) issued upon the conversion of shares of the OceanFirst NVCE stock purchased under the investment agreement or issued upon the exercise of the warrant.

The following is a summary of the material terms of the registration rights agreement and is subject to, and qualified in its entirety by reference to, the complete text of the registration rights agreement. We encourage you to read the registration rights agreement, a form of which is attached hereto as Annex F.

Registrable Securities

The shares of OceanFirst common stock described above will cease to be registrable securities on the earliest to occur of (a) a registration statement with respect to the sale of such securities has become effective under the Securities Act and such securities have been disposed of in accordance with such registration statement, (b) such securities have been sold in accordance with Rule 144 of the Securities Act and the restrictive legend has been removed, (c) such securities have been transferred in a transaction in which the transferor’s rights under the registration rights agreement are not assigned to the transferee of the securities in accordance with the terms of the registration rights agreement, (d) such securities have been otherwise transferred, new certificates or book-entry positions for them not bearing a legend restricting further transfer have been delivered by OceanFirst and subsequent public distribution of them does not require registration under the Securities Act, or (e) such securities have ceased to be outstanding.

Shelf Registration Rights

No later than five (5) days following the investment closing, OceanFirst will use its reasonable best efforts to file a shelf registration statement on Form S-3 (or a post-effective amendment or prospectus supplement to an existing well-known seasoned issuer shelf registration statement on Form S-3), registering the resale of all of the registrable securities held by Warburg.

Demand Registration Rights

If OceanFirst is ineligible to file with the SEC a shelf registration statement on Form S-3, it agrees to use reasonable best efforts to file as promptly as practicable a registration statement on Form S-1 registering for resale of the registrable securities.

Limitations on Shelf Take-Downs and Demand Registrations

The registration rights holders are entitled to up to four (4) underwritten shelf take-downs and demand registrations per year in the aggregate, with no more than two (2) marketed deals in the aggregate and a ninety (90)-day “cooling off” period between a marketed deal and an underwritten shelf take-down or demand registration (including a block trade). Any underwritten shelf take-down or demand registration must be for at least $30 million, unless the number of registrable securities to be sold represents all of a registration rights holder’s remaining registrable securities.

Piggy-back Registration Rights

At any time after the investment closing, if OceanFirst proposes to file a registration statement to register an offering of its common equity securities under the Securities Act or to conduct certain shelf take-downs, either for its own account or for the account of any other person, subject to certain exceptions, the registration rights holders are entitled to include their registrable securities in such registration statement or shelf take-down, subject to certain cutback provisions.

Expenses and Indemnification

The registration rights agreement contains customary expense and indemnification provisions.

Lock-up

If requested by the managing underwriter(s), each registration rights holder that beneficially owns at least five percent (5%) of the OceanFirst common stock (on an as-converted basis) and that is offered the opportunity to participate in a marketed underwritten offering, agrees to enter into a customary lock-up agreement not to exceed ninety (90) days in respect of an underwritten offering by OceanFirst, and OceanFirst will cause each of its executive officers and directors and use its reasonable best efforts to cause any other five percent (5%) or more beneficial owners to enter into lock-up agreements with no less restrictive terms.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of Flushing common stock that exchange their shares of Flushing common stock for the merger consideration. This section applies only to Flushing stockholders that hold their common stock as capital assets for U.S. federal income tax purposes (generally, property held for investment).

This discussion does not describe all U.S. federal income tax considerations that may be relevant to a Flushing stockholder in light of the Flushing stockholder’s particular circumstances or to Flushing stockholders that may be subject to special treatment under U.S. federal income tax laws, including:

•	banks and financial institutions;

•	tax-exempt entities;

•	S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);

•	insurance companies;

•	pension funds, retirement plans, individual retirement accounts or other tax-deferred accounts;

•	brokers and dealers in securities, currencies or commodities;

•	taxpayers subject to mark-to-market accounting rules;

•

persons that acquired Flushing common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation, or in connection with services;

•	persons that are not U.S. Holders;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	regulated investment companies and real estate investment trusts;

•	governments or agencies or instrumentalities thereof;

•	traders in securities that elect to apply a mark-to-market accounting method;

•	persons holding Flushing common stock as part of a “straddle,” hedge, integrated transaction or similar transaction; and

•	certain former citizens or long-term residents of the United States.

In addition, this discussion does not address considerations relating to the alternative minimum tax, the Medicare tax on net investment income, or any state, local or non-U.S. tax considerations or any tax considerations other than U.S. federal income tax considerations. The effects of other U.S. federal tax laws, such as estate and gift tax laws, are not discussed.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Flushing common stock that, for U.S. federal income tax purposes, is or is treated as (a) a citizen or individual resident of the United States, (b) a corporation or an entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (c) a trust if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one (1) or more U.S. persons have the authority to control all of the trust’s substantial decisions or (ii) it has made a valid election to be treated as a United States person for U.S. federal income tax purposes or (d) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Flushing common stock, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold Flushing common stock and their partners should consult their tax advisors regarding the U.S. federal income tax consequences to them of the matters discussed below.

Tax Consequences of the Mergers Generally

The parties intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Flushing’s obligation to complete the first merger that Flushing receive an opinion from Hughes Hubbard, dated the merger closing date, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to OceanFirst’s obligation to complete the first merger that OceanFirst receive an opinion from Simpson Thacher, dated as of the merger closing date, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will also be based on the assumption that the representations found in representation letters provided by Flushing and OceanFirst are, as of the effective time, true and complete without qualification and that the representation letters are executed by appropriate and authorized officers of Flushing and OceanFirst. These opinions will also be based on customary factual assumptions. If any of the representations, warranties, covenants or assumptions upon which the opinions described above are based are inconsistent with the actual facts, or if any condition contained in the merger agreement and affecting these opinions is breached or is waived by any party, the U.S. federal income tax consequences of the mergers could be adversely affected.

Neither of the opinions described above will be binding on the IRS. There can be no assurance that the IRS will not assert, or that a court will not sustain, a position contrary to any of the conclusions set forth below.

In accordance with the opinions described above, and subject to the limitations and qualifications therein, the U.S. federal income tax consequences of the mergers to U.S. Holders of Flushing common stock are set forth in the remainder of this discussion:

•

a holder who receives solely shares of OceanFirst common stock (or receives OceanFirst common stock and cash solely in lieu of a fractional share) in exchange for shares of Flushing common stock generally will not recognize any gain or loss upon the first merger, except with respect to cash received in lieu of a fractional share of OceanFirst common stock;

•

the aggregate tax basis of the OceanFirst common stock received in the first merger (including fractional share interests in OceanFirst common stock deemed received and exchanged for cash) will be equal to the holder’s aggregate tax basis in the Flushing common stock for which it is exchanged; and

•

the holding period of OceanFirst common stock received in the first merger (including any fractional shares deemed received and redeemed as described below) will include the holder’s holding period of the Flushing common stock for which it is exchanged.

If holders acquired different blocks of Flushing common stock at different times and at different prices, a holder’s tax basis and holding period in OceanFirst common stock would be determined with reference to each block of Flushing common stock.

Cash in Lieu of a Fractional Share

A Flushing stockholder who receives cash in lieu of a fractional share of OceanFirst common stock will be treated as having received the fractional share of OceanFirst common stock pursuant to the first merger and then as having exchanged that fractional share with OceanFirst for cash. The U.S. federal income tax consequences of the receipt of cash in lieu of a fractional share of OceanFirst common stock will depend on whether the receipt of the cash has the effect of a distribution to such holder or is treated as a sale or exchange. If the receipt of cash in lieu of a fractional share is treated as a sale or exchange with respect to a holder, such a holder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to such holder’s fractional share of OceanFirst common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time, the holding period for the shares (including the holding period of Flushing common stock surrendered therefor) is greater than one (1) year. The deductibility of capital losses is subject to limitations.

If the receipt of cash in lieu of a fractional share of OceanFirst common stock has the effect of a distribution, the receipt of such cash will generally be treated as a dividend to the extent of such holder’s ratable share of the earnings and profits of OceanFirst and Flushing. The receipt of cash in lieu of a fractional share of OceanFirst common stock will generally be treated as having the effect of a distribution if the receipt of the cash consideration by a holder is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend” under the tests set forth in Section 302 of the Code. The IRS has indicated in a revenue ruling that a minority stockholder in a publicly-traded corporation will experience a “meaningful reduction” in the holder’s percentage ownership, and as a result a redemption will not be “essentially equivalent to a dividend,” if the stockholder (i) has a minimal percentage stock interest, (ii) exercises no control over corporate affairs, and (iii) experiences any reduction in its percentage stock interest. In applying the above test, a holder may, under constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase stock, in addition to the stock actually owned by the holder. A U.S. holder would generally recognize dividend income up to the amount of the cash received on any amount treated as having the effect of a dividend under the tests set forth under Section 302 of the Code.

Backup Withholding

Payments of cash in lieu of fractional shares to a non-corporate Flushing stockholder in connection with the first merger will be subject to information reporting and may be subject to backup withholding. A Flushing stockholder generally will not be subject to backup withholding, however, if the holder:

•

furnishes a correct taxpayer identification number and certifies that the holder is not subject to backup withholding on IRS Form W-9 (or an applicable substitute or successor form) and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof of an applicable exemption from backup withholding.

Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

This summary of certain material United States federal income tax consequences is for general information only and is not tax advice. Flushing stockholders should consult their tax advisors with respect to the application of United States federal income tax laws to their particular situations as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign, or other taxing jurisdiction.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X and presented to illustrate the estimated effects of the accounting for the mergers and equity financing based on the historical consolidated financial statements and accounting records of OceanFirst and Flushing.

The accounting for the mergers depicted in the unaudited pro forma condensed combined consolidated financial information has been prepared using the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations and the equity financing has been accounted for under FASB ASC Topic 505, Equity, ASC Topic 480, Distinguishing Liabilities from Equity and ASC Subtopic 815-40, Derivatives and Hedging-Contracts in an Entity’s Own Equity. The unaudited pro forma condensed combined financial information should be read in conjunction with the transaction accounting adjustments described in the accompanying notes. The unaudited pro forma condensed combined financial information assumes that the assets and liabilities of Flushing will be recorded by OceanFirst at their respective fair values as of the date the mergers are completed.

The unaudited pro forma condensed combined consolidated balance sheet combines the historical consolidated balance sheets of OceanFirst and Flushing as of September 30, 2025, giving effect to the mergers and equity financing as if the mergers and equity financing had occurred on September 30, 2025. The unaudited pro forma condensed combined consolidated statements of income for the nine months ended September 30, 2025 and for the year ended December 31, 2024 combined the historical consolidated statements of income of OceanFirst and Flushing for such periods, giving effect to the mergers and equity financing as if the transactions had occurred on January 1, 2024. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial position or results of operations of the combined company that would have been realized had the mergers been completed on the aforementioned dates.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included or incorporated by reference into this joint proxy statement/prospectus:

•

the historical audited consolidated financial statements and accompanying notes of OceanFirst as of and for the year ended December 31, 2024 (included in OceanFirst’s Annual Report on Form 10-K for the year ended December 31, 2024);

•

the historical unaudited consolidated financial statements and accompanying notes of OceanFirst as of and for the nine months ended September 30, 2025 (included in OceanFirst’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025);

•

the historical audited consolidated financial statements and accompanying notes of Flushing as of and for the year ended December 31, 2024 (included in Flushing’s Annual Report on Form 10-K for the year ended December 31, 2024); and

•

the historical unaudited consolidated financial statements and accompanying notes of Flushing as of and for the nine months ended September 30, 2025 (included in Flushing’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025).

In addition, the unaudited pro forma condensed combined financial information should also be read together with other financial data included elsewhere or incorporated by reference into this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is for informational purposes only. The unaudited pro forma condensed combined financial information is not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the mergers been completed as of the dates indicated or that may be achieved in the future. The pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The unaudited pro forma condensed combined financial information also does not consider any expense efficiencies, increased revenue or other potential financial benefits of the mergers. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustments and may vary materially from the actual purchase price allocation that will be recorded upon completion of the mergers. The pro forma adjustments and unaudited pro forma condensed combined financial information included herein is preliminary and based on information currently available as of the time of this joint proxy statement/prospectus. The final purchase price allocation may differ materially from the estimates reflected in this pro forma presentation.

The unaudited pro forma condensed combined financial information should not be considered indicative of the market value of OceanFirst common stock or the actual or future results of operations of OceanFirst for any period. Changes in the estimated fair values of acquired assets and assumed liabilities, changes in Flushing’s equity between September 30, 2025, and the closing date, or changes in the assumed OceanFirst stock price used to measure the fair value of the consideration, may result in material differences in the amounts ultimately recorded, including the amount of goodwill or bargain purchase gain.

OCEANFIRST FINANCIAL CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2025

(in thousands, except per share amount)	OceanFirst Historical	Flushing Historical, as Reclassified (Note 4)		Transaction Accounting Adjustments (Note 7)		Pro Forma Combined
Assets
Cash and due from banks	$274,125	$142,929		$217,659	(a), (b)	$634,713
Debt securities available-for-sale, at estimated fair value	1,261,580	1,541,423		—		2,803,003
Debt securities held-to-maturity, net of allowance for securities credit losses	919,734	50,509		(4,100)	(c)	966,143
Equity investments	90,731	—		—		90,731
Restricted equity investments, at cost	142,398	18,909	(1)	—		161,307
Loans receivable, net of allowance for loan credit losses	10,489,852	6,628,496		(448,053)	(d), (e), (f)	16,670,295
Loans held-for-sale	17,766	—		—		17,766
Interest and dividends receivable	47,606	60,044		—		107,650
Other real estate owned	7,498	—		—		7,498
Premises and equipment, net	112,449	17,073		—		129,522
Bank owned life insurance	269,136	224,902		—		494,038
Goodwill	523,308	—		—		523,308
Intangibles	9,934	854		49,146	(g)	59,934
Other assets	158,547	186,852	(2)	89,495	(o)	434,894

Total assets	$14,324,664	$8,871,991		$(95,853)		$23,100,802

Liabilities
Deposits	$10,435,994	$7,332,831		$(4,800)	(h)	$17,764,025
Federal Home Loan Bank (“FHLB”) advances	1,705,585	183,934	(3)	—		1,889,519
Securities sold under agreements to repurchase with customers	64,869	—		—		64,869
Other borrowings	198,138	308,523	(3)	(27,300)	(i), (j)	479,361
Advances by borrowers for taxes and insurance	23,708	82,697	(4)	—		106,405
Other liabilities	242,943	252,780	(5)	25,441	(k)	521,164

Total liabilities	12,671,237	8,160,765		(6,659)		20,825,343

Stockholders’ Equity
Common stock	625	387		20	(b), (l), (m)	1,032
Additional paid-in capital	1,116,335	325,809		434,505	(b), (l), (m)	1,876,649
Retained earnings	660,974	483,936		(622,625)	(f), (k), (l), (n), (o)	522,285
Accumulated other comprehensive loss	(8,788)	42		(42)	(l)	(8,788)
Less: Unallocated common stock held by Employee Stock Ownership Plan (“ESOP”)	(1,611)	—		—		(1,611)
Treasury stock	(114,998)	(98,948)		98,948	(l)	(114,998)

OceanFirst Financial Corp. stockholders’ equity	1,652,537	711,226		(89,194)		2,274,569
Non-controlling interest	890	—		—		890

Total stockholders’ equity	1,653,427	711,226		(89,194)		2,275,459

Total liabilities and stockholders’ equity	$14,324,664	$8,871,991		$(95,853)		$23,100,802

See notes to the unaudited pro forma condensed combined financial information.

OCEANFIRST FINANCIAL CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(in thousands, except per share amount)	OceanFirst Historical	Flushing Historical, as Reclassified (Note 4)		Transaction Accounting Adjustments (Note 7)		Pro Forma Combined
Interest Income:
Loans	$410,344	$283,007		$40,609	(a)	$733,960
Debt securities	50,376	61,384		769	(b)	112,529
Equity investments and other	10,002	7,510	(1)	—		17,512

Total interest income	470,722	351,901		41,378		864,001

Interest Expense
Deposits	156,565	173,348		—		329,913
Borrowed funds	49,212	17,033		5,119	(d), (e)	71,364

Total interest expense	205,777	190,381		5,119		401,277

Net interest income	264,945	161,520		36,259		462,724
Provision for credit losses	12,471	10,043		—		22,514

Net interest income after provision	252,474	151,477		36,259		440,210

Other Income (loss):
Bankcard services revenue	4,745	5,469	(2)	—		10,214
Trust and asset management revenue	1,164	—		—		1,164
Fees and service charges	14,871	—		—		14,871
Net gain on sales of loans	2,935	3,705		—		6,640
Net gain (loss) on equity investments	686	334		—		1,020
Net gain (loss) from other real estate operations	(275)	(918)	(3)	—		(1,193)
Income from bank owned life insurance	5,626	6,728		—		12,354
Other	5,538	2,367		—		7,905

Total other income	35,290	17,685		—		52,975

Operating Expenses
Compensation and employee benefits	118,369	70,229		—		188,598
Occupancy and Equipment	19,770	16,342	(4)	—		36,112
Federal deposit insurance and regulatory assessments	8,497	4,590		—		13,087
Data processing	20,619	5,505		—		26,124
Professional fees	10,228	10,336		—		20,564
Amortization of intangibles	2,746	269	(5)	7,767	(h)	10,782
Restructuring charges	4,147	—		—		4,147
Impairment of goodwill	—	17,636		(17,636)	(j)	—
Other operating expense	27,719	17,572		—		45,291

Total operating expenses	212,095	142,479		(9,869)		344,705

Income before income taxes	75,669	26,683		46,128		148,480
Provision for income taxes	17,735	11,829		7,620	(k)	37,184

Net income	57,934	14,854		38,508		111,296

Net income attributable to non-controlling interest	49	—		—		49

Net income (loss) attributable to OceanFirst Financial Corp.	57,885	14,854		38,508		111,247

Dividends on preferred shares	2,008	—		—		2,008
Loss on redemption of preferred stock	1,842	—		—		1,842

Net income available to common stockholders	$54,035	$14,854		$38,508		$107,397

Basic earnings per share	$0.94	$0.43		$(0.28)		$1.09

Diluted earnings per share	$0.94	$0.43		$(0.28)		$1.09

Average basic shares outstanding	57,599			40,701	(l)	98,300
Average diluted shares outstanding	57,602			40,701	(l)	98,303

See notes to the unaudited pro forma condensed combined financial information.

OCEANFIRST FINANCIAL CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2024

(in thousands, except per share amount)	OceanFirst Historical	Flushing Historical, as Reclassified (Note 4)		Transaction Accounting Adjustments (Note 7)		Pro Forma Combined
Interest Income:
Loans	$545,243	$375,578		$62,322	(a)	$983,143
Debt securities	77,749	79,076		1,025	(b)	157,850
Equity investments and other	19,181	13,498	(1)	—		32,679

Total interest income	642,173	468,152		63,347		1,173,672

Interest Expense
Deposits	242,133	244,636		4,800	(c)	491,569
Borrowed funds	66,005	38,715		6,825	(d), (e)	111,545

Total interest expense	308,138	283,351		11,625		603,114

Net interest income	334,035	184,801		51,722		570,558
Provision for credit losses	7,689	9,568		173,606	(f)	190,863

Net interest income after provision	326,346	175,233		(121,884)		379,695

Other Income (loss):
Bankcard services revenue	6,197	6,947	(2)	—		13,144
Trust and asset management revenue	1,745	—		—		1,745
Fees and service charges	21,791	—		—		21,791
Net gain on sales of loans	2,358	(3,563)		—		(1,205)
Net gain (loss) on equity investments	4,225	(73,254)		—		(69,029)
Net gain (loss) from other real estate operations	(20)	(507)	(3)	—		(527)
Income from bank owned life insurance	7,905	6,290	(1)	—		14,195
Bargain purchase gain	—	—		11,161	(g)	11,161
Other	5,986	3,345		—		9,331

Total other income (loss)	50,187	(60,742)		11,161		606

Operating Expenses
Compensation and employee benefits	138,341	91,398		—		229,739
Occupancy and Equipment	25,061	20,847	(4)	—		45,908
Federal deposit insurance and regulatory assessments	10,955	6,297		—		17,252
Data processing	24,280	6,890		—		31,170
Professional fees	9,483	10,846		—		20,329
Amortization of intangibles	3,333	414	(5)	12,086	(h)	15,833
Merger related expenses	1,779	—		25,441	(i)	27,220
Other operating expense	32,645	26,066	(6)	—		58,711

Total operating expenses	245,877	162,758		37,527		446,162

Income (loss) before income taxes	130,656	(48,267)		(148,250)		(65,861)
Provision for income taxes	30,266	(16,934)		(35,595)	(k)	(22,263)

Net income (loss)	100,390	(31,333)		(112,655)		(43,598)

Net income attributable to non-controlling interest	325	—		—		325

Net income (loss) attributable to OceanFirst Financial Corp.	100,065	(31,333)		(112,655)		(43,923)

Dividends on preferred shares	4,016	—		—		4,016

Net income (loss) available to common stockholders	$96,049	$(31,333)		$(112,655)		$(47,939)

Basic earnings per share	$1.65	$(1.05)		$(1.08)		$(0.48)

Diluted earnings per share	$1.65	$(1.05)		$(1.08)		$(0.48)

Average basic shares outstanding	58,296			40,701	(l)	98,997
Average diluted shares outstanding	58,297			40,700	(l)	98,997

See notes to the unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 – Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information is presented after giving effect to the mergers. The unaudited pro forma condensed combined balance sheet as of September 30, 2025 gives effect to the mergers as if the transaction had occurred on September 30, 2025. The unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2025 and year ended December 31, 2024, give effect to the mergers as if the transaction had occurred on January 1, 2024.

The mergers will be accounted for using the acquisition method of accounting; accordingly, the difference between the purchase price as compared to the estimated fair value of the assets acquired (including identifiable intangible assets) and liabilities assumed will be recorded as goodwill or a bargain purchase gain.

The unaudited pro forma condensed combined financial information includes estimated adjustments to record the acquired assets and assumed liabilities of Flushing at their respective fair values and represents management’s estimates based on the information available at the time of this joint proxy statement/prospectus. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analysis is performed. The final allocation of the purchase price will be determined after the mergers are completed and after completion of a final analysis to determine the fair values of Flushing’s tangible, and identifiable intangible assets and liabilities as of the closing date.

All adjustments reflected in the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of income are transaction accounting adjustments as defined in Article 11-02(a)(6); no autonomous or management’s adjustments are included.

Note 2 – Recently Issued Accounting Standard

In November 2025, the FASB issued Accounting Standards Update (“ASU”) 2025-08, Financial Instruments—Credit Losses (Topic 326). ASU 2025-08 expands the use of the gross-up method to certain acquired loans beyond purchased financial assets with credit deterioration (“PCD”). Under ASU 2025-08, the gross-up method also applies to acquired non-PCD loans that qualify as purchased seasoned loans, which would eliminate the recognition of day 1 credit loss expense and instead increase the amortized cost basis of such loans, affecting the pattern of interest income recognized in subsequent periods.

ASU 2025-08 is effective for interim and annual periods in fiscal years beginning after December 15, 2026, and is applied prospectively. Early adoption is permitted and OceanFirst plans to early adopt ASU 2025-08 in its Annual Report on Form 10-K for the year ended December 31, 2025. Because OceanFirst has not adopted ASU 2025-08 in its historical financial statements, the effects of this standard are not reflected in the unaudited pro forma condensed combined financial information included herein.

Had OceanFirst included the impact of adopting ASU 2025-08 in its historical financial information, the loans receivable balance in the unaudited pro forma condensed combined consolidated balance sheet would increase by $173.6 million as of December 31, 2024 and the related provision for credit losses in the unaudited pro forma condensed combined consolidated statement of income would be reduced by $173.6 million for the year ended December 31, 2024. Further, interest income related to loans would decrease by $21.7 million and $35.4 million for the nine months ended September 30, 2025 and the year ended December 31, 2024, respectively. Such adjustments would result in a decrease in unaudited pro forma net income of $15.9 million for the nine months ended September 30, 2025 and an increase in pro forma net income of $100.9 million for the year ended December 31, 2024 resulting in a decrease in unaudited pro forma basic and diluted earnings per share of $0.16 and an increase in unaudited pro forma basic and diluted earnings per share of $1.01 for the nine months ended September 30, 2025 and the year ended December 31, 2024, respectively.

Note 3 – Accounting Policies

Upon completion of the mergers, OceanFirst will perform a comprehensive review of Flushing’s accounting policies. As a result of this review, management may identify differences between the accounting policies of OceanFirst and Flushing, which when conformed, could have a material impact on the financial statements of the combined company. As part of preparing the unaudited pro forma condensed combined financial information, OceanFirst conducted a preliminary review of the accounting policies of Flushing to determine if differences in accounting policies would result in material differences on the unaudited pro forma condensed combined financial information. Based on this initial review, OceanFirst did not identify any material adjustments to conform the accounting policies used to produce Flushing’s historical financial statements to those of OceanFirst.

Upon comprehensive review of Flushing’s accounting policies at the closing date, differences may be identified that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information. Furthermore, in an effort to present the unaudited pro forma condensed combined financial information in a manner that the combined company believes is clear and most useful for the potential users of this unaudited pro forma condensed combined financial information, OceanFirst has presented the values contained herein in thousands (unless otherwise stated).

Note 4 – Reclassification Adjustments

During the preparation of this unaudited pro forma condensed combined financial information, management performed a preliminary analysis of Flushing’s financial information to identify differences in financial statement presentation as compared to those of OceanFirst. As a result, certain reclassification adjustments have been made to conform Flushing’s historical financial statement presentation to OceanFirst’s historical financial statement presentation. Following the completion of the mergers, or as more information becomes available, OceanFirst will finalize the review of accounting policies and reclassifications, which could be materially different from the amounts set forth in the unaudited pro forma condensed combined financial information presented herein.

Reclassification adjustments to conform Flushing’s historical financial statement presentation to OceanFirst’s historical financial statement presentation included in the unaudited pro forma condensed combined balance sheet as of September 30, 2025

1.	To reclassify $18.9 million from Federal Home Loan Bank stock, at cost to restricted equity investments, at cost.

2.	To reclassify $47.8 million from right-of-use assets to other assets.

3.

To reclassify $253.9 million from Federal Home Loan Bank advances and other borrowings, $188.9 million from subordinated debentures, and $49.6 million from junior subordinated debentures, at fair value with $183.9 million reclassified to Federal Home Loan Bank (“FHLB”) advances and $308.5 million reclassified to other borrowings, respectively.

4.	To reclassify $82.7 million from mortgagors’ escrow deposits to advances by borrowers for taxes and insurance.

5.	To reclassify $48.3 million from operating lease liability to other liabilities.

Reclassification adjustments to conform Flushing’s historical financial statement presentation to OceanFirst’s historical financial statement presentation included in the unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2025 and year ended December 31, 2024

1.

To reclassify $1.5 million and $2.8 million from Federal Home Loan Bank of New York stock dividends to equity investments and other for the nine months ended September 30, 2025 and the year ended December 31, 2024, respectively. To reclassify $285 thousand from life insurance proceeds to income from bank owned life insurance for the year ended December 31, 2024.

2.

To reclassify $5.5 million and $6.9 million from banking services fee income to bankcard services revenue for the nine months ended September 30, 2025 and the year ended December 31, 2024, respectively.

3.

To reclassify $918 thousand and $681 thousand from other real estate owned / foreclosure expense to net gain (loss) from other real estate operations for the nine months ended September 30, 2025 and the year ended December 31, 2024, respectively. To reclassify $(174) thousand from net (gain) loss on sales of real estate owned to net gain (loss) from other real estate operations for the year ended December 31, 2024.

4.

To reclassify $4.1 million and $5.7 million from depreciation and amortization of bank premises and equipment to occupancy and equipment for the nine months ended September 30, 2025 and the year ended December 31, 2024, respectively.

5.

To reclassify $269 thousand and $414 thousand from other operating expenses to amortization of intangibles for the nine months ended September 30, 2025 and the year ended December 31, 2024, respectively.

6.	To reclassify $2.6 million of prepayment penalty on borrowings to other operating expenses for the year ended December 31, 2024.

Note 5 – Preliminary Estimated Consideration Transferred

Under the terms of the merger agreement, in the first merger, Flushing stockholders will be entitled to receive 0.85 of a share of OceanFirst common stock for each share of Flushing common stock they own. The preliminary estimated consideration transferred is valued at approximately $543.1 million. This preliminary estimate is based on price of shares of OceanFirst common stock as of January 23, 2026, which was $18.48, as well as the estimated settlement of Flushing’s employee awards that will fully vest upon closing. Given the range of prices of shares of OceanFirst common stock since the announcement of the transaction, the consideration transferred of the transaction at closing may differ materially from the consideration transferred included in the unaudited pro forma condensed combined financial information.

In addition to the aforementioned consideration transferred, fractional shares will be settled in cash. OceanFirst and Flushing acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration and instead represents an operational expedient for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares. The total amount of this cash settlement is expected to be immaterial. Therefore, an estimate for the cash settlement of fractional shares has not been reflected in the calculation of consideration transferred for the purposes of the unaudited pro forma condensed combined financial information presented.

Consideration transferred for the mergers is included in the transaction accounting adjustments as follows (dollars in thousands, except per share data):

Number of shares of Flushing’s stock outstanding as of December 29, 2025	33,778,438
Stock based compensation to be exchanged	708,416

Total shares exchanged	34,486,854
Exchange ratio	0.85

Estimated OceanFirst common shares to be issued	29,313,826
OceanFirst’s closing stock price on January 23, 2026	$18.48

Total equity consideration	$541,720
Flushing employee awards fully vested and settled at closing	$1,341

Total cash consideration	$1,341

Total consideration transferred	$543,061

The consideration transferred will depend on the market price of shares of OceanFirst common stock as of the date the first merger is consummated. OceanFirst believes that a 10% fluctuation in the market price of shares of OceanFirst common stock is reasonably possible based on historic volatility, and the potential effect on the consideration transferred would be:

	Company’s Share Price	Consideration Transferred	Estimated Goodwill (Bargain Purchase Gain)
As presented	$18.48	$543,061	$(11,161)
10% increase	20.33	597,233	43,011
10% decrease	16.63	488,889	(65,333)

Note 6 – Preliminary Estimated Allocation of Consideration Transferred

The transaction accounting adjustments include the purchase accounting entries to record the transaction. The excess of the fair value of the net assets acquired, net of deferred taxes, over the consideration transferred is recognized as a bargain purchase gain. Estimated fair value of net assets acquired, net of deferred taxes included in the unaudited pro forma condensed combined financial statements are based upon available information, and certain assumptions considered reasonable, and may be revised as additional information becomes available. For purposes of this unaudited pro forma condensed combined financial information, fair value adjustments, other than the bargain purchase gain, are amortized/accreted on either a straight-line basis or under the sum-of-the-years’ digits method over their estimated average remaining lives. Tax expense related to the net fair value adjustments is calculated using an estimated effective tax rate of 27%, which represents the estimated combined effective tax rate which includes the statutory tax rate of 21% for federal income tax purposes plus the net effect of state income taxes and adjustments. In addition, OceanFirst estimated the deductibility of certain transaction expenses for tax purposes.

Included in the transaction accounting adjustments are estimated core deposit intangibles of $50.0 million. The core deposit intangibles are separate from the bargain purchase gain and amortized under the sum-of-the-years’ digits method over an estimated average remaining life of seven (7) years (with an estimated $12.5 million, $10.7 million, $8.9 million, $7.1 million, and $5.4 million of amortization expense recognized in year one (1) through five (5), respectively). When the actual amount of core deposit intangibles is determined as of the date of acquisition, which may be more or less than the estimated amount, the sum-of-the-years’ digits method will be used to record amortization over the intangibles’ actual lives. An estimated bargain purchase gain totaling $11.2 million is included in the transaction accounting adjustments.

The following table summarizes the allocation of the preliminary consideration transferred of $543.1 million. The allocation of consideration transferred reflected is preliminary and incomplete. The final allocation may differ materially from the amounts presented.

(in thousands, except per share amount)	Amount
Assets acquired
Cash and due from banks	$142,929
Debt securities available-for-sale	1,541,423
Debt securities held-to-maturity	46,409
Restricted equity investments	18,909
Loans receivable	6,354,049
Interest and dividends receivable	60,044
Premises and equipment	17,073
Bank owned life insurance	224,902
Intangibles	50,000
Other assets	227,149

Total assets	$8,682,887
Liabilities assumed
Deposits	7,328,031
Federal Home Loan Bank (“FHLB”) advances	183,934
Other borrowings	281,223
Advances by borrowers for taxes and insurance	82,697
Other liabilities	252,780

Total liabilities	$8,128,665
Fair value of net assets acquired	$554,222
Preliminary pro forma bargain purchase gain	(11,161)
Total consideration transferred	$543,061

Note 7 – Pro Forma Transaction Accounting Adjustments

Adjustments related to the mergers included in the unaudited pro forma condensed combined balance sheet as of September 30, 2025

The following provides additional details about the methods and assumptions used to determine the transaction accounting adjustments in the unaudited pro forma condensed combined balance sheet. All adjustments are based on current assumptions and/or valuations, which are subject to change.

a.

To reflect the cash consideration paid in connection with the mergers of $1.3 million. The cash consideration represents payments made by OceanFirst to settle historical cash incentive awards of Flushing employees which have a single trigger change-in-control provision and become fully vested upon the closing of the mergers. See this section entitled “—Preliminary Estimated Consideration Transferred” beginning on page 182.

b.

To record the $225.0 million of equity financing received at the closing of the first merger pursuant to the investment agreement less estimated equity issuance costs of $6.0 million. The adjustment results in an increase to cash of $219.0 million and an increase in common stock and additional paid-in capital of $114 thousand and $218.9 million, respectively.

c.	To record the fair value adjustment for Flushing’s debt securities held to maturity, which is expected to be accreted over four (4) years based on the expected average life of the portfolio.

d.	To eliminate Flushing’s historical net unamortized premiums and unearned loan fees totaling $13.6 million.

e.

To record the fair value adjustment for Flushing’s loans of $302.7 million. The estimated weighted average life of the loan portfolio is approximately four (4) years. The determination of loans classified as PCD is not complete and therefore all loans are accounted for as non-PCD for the purposes of the unaudited pro forma condensed combined financial information. This adjustment will be impacted by the adoption of ASU 2025-08. See this section entitled “—Recently Issued Accounting Standard” beginning on page 179.

f.

Adjustments to record the elimination of Flushing’s existing allowance for credit losses (“ACL”) of $41.8 million and the recognition of an ACL at close of $173.6 million. The pre-tax adjustments resulted in a decrease to loans receivable, net of allowance for loan credit losses and retained earnings of $131.8 million.

g.

To record the adjustment to remove Flushing’s historical intangible assets and to recognize the estimated fair value of acquired core deposit intangibles of $50.0 million. OceanFirst’s identification of identifiable intangible assets is not complete and there may be more or less intangible assets recorded at the time of closing of the mergers.

h.	To record the fair value adjustment for Flushing’s time deposits which is expected to be accreted over one (1) year based on the contractual maturity of the related deposits.

i.	To record the fair value adjustment for Flushing’s other borrowed money, which is expected to be accreted over four (4) years based on the weighted average contractual maturity.

j.

To record the fair value adjustment for Flushing’s subordinated debt and junior subordinated debt, which is expected to be accreted over four (4) years based on the weighted average contractual maturity.

k.

Adjustment to record $25.4 million of nonrecurring estimated transaction costs to be incurred by OceanFirst. The pre-tax adjustment resulted in an increase to other liabilities and a decrease to retained earnings of $25.4 million. In addition and not reflected in the unaudited pro forma condensed combined statements of income, OceanFirst expects to incur $58.6 million of estimated costs relating to severance, contract termination fees, system conversion costs, and marketing.

l.	Adjustment to eliminate Flushing’s historical stockholders’ equity of $711.2 million.

m.

Adjustment to record the issuance of OceanFirst stock of $0.01 par value at an exchange ratio of 0.85. Adjustment results in an increase to common stock and additional paid-in capital for the issuance of OceanFirst common stock in excess of par value to Flushing stockholders of $293,000 and $541.4 million, respectively.

n.

To record the adjustment to recognize estimated bargain purchase gain of $11.2 million as a result of the preliminary purchase price allocation. See this section entitled “—Note 6, Preliminary Estimated Allocation of Consideration Transferred” beginning on page 182.

o.

Adjustment to recognize tax impact (current and deferred taxes) associated with the transaction adjustments recorded above at an estimated effective tax rate of 27%, further adjusted by the treatment of transaction costs based on their estimated deductibility for tax purposes. The adjustment results in an increase to other assets and retained earnings of $89.5 million.

Adjustments related to the mergers included in the unaudited pro forma condensed combined statements of income for the nine (9) months ended September 30, 2025 and year ended December 31, 2024

The following provides additional details about the methods and assumptions used to determine the pro forma adjustments in the unaudited proforma condensed combined statements of income. All adjustments are based on current assumptions and/or valuations, which are subject to change.

a.

To record loan discount accretion of the estimated interest rate mark and the estimated credit mark, based on the expected average life of the portfolio. The adjustments reflect the accretion of the $302.7 million fair value adjustment resulting in an increase in interest income from loans of $40.6 million and $62.3 million for the nine (9) months ended September 30, 2025 and the year ended December 31, 2024, respectively. The weighted average life of the loan portfolio is approximately four (4) years.

b.

To record accretion of the debt securities held-to-maturity fair value adjustment, based on the expected average life of the portfolio of four (4) years. The adjustments reflect the accretion of the $4.1 million fair value adjustment resulting in an increase in interest income from debt securities of $769,000 and $1.0 million for the nine (9) months ended September 30, 2025 and the year ended December 31, 2024, respectively.

c.

To record accretion of the time deposit fair value adjustment, based on the contractual maturity of the related deposits of one (1) year. The adjustments reflect the accretion of the $4.8 million fair value adjustment resulting in an increase in interest expense from deposits of $4.8 million for the year ended December 31, 2024.

d.

To record accretion of the other borrowed money fair value adjustment, based on the weighted average contractual maturity of four (4) years. The adjustments reflect the accretion of the $500,000 fair value adjustment resulting in a decrease in interest expense from borrowed funds of $94,000 and $125,000 for the nine (9) months ended September 30, 2025 and the year ended December 31, 2024, respectively.

e.

To record amortization of the fair value adjustment related to subordinated debt and junior subordinated debt over the weighted average contractual maturity of four (4) years. The adjustments reflect the accretion of the $27.8 million fair value adjustment resulting in an increase in interest expense from borrowed funds of $5.2 million and $7.0 million for the nine (9) months ended September 30, 2025 and the year ended December 31, 2024, respectively.

f.

To record the provision for credit losses of $173.6 million recorded immediately following the consummation of the mergers. The determination of loans classified as PCD is not complete and therefore all loans are accounted for as non-PCD for the purposes of the unaudited pro forma condensed combined financial information. The allowance was therefore fully recognized through Provisions for credit losses in the unaudited pro forma condensed combined statement of income for the year ended December 31, 2024. This adjustment will be impacted by the adoption of ASU 2025-08. See this section entitled “—Recently Issued Accounting Standard” beginning on page 179.

g.

Adjustment for the estimated bargain purchase gain for the excess of net assets acquired over consideration transferred. See this section entitled “—Preliminary Estimated Allocation of Consideration Transferred’ beginning on page 182.

h.

To record the adjustment to remove Flushing’s historical intangible asset amortization and to recognize the estimated amortization of the core deposit intangibles over an estimated average remaining life of seven (7) years.

i.

Adjustment to record $25.4 million of nonrecurring estimated transaction costs to be incurred by OceanFirst. In addition and not reflected in the unaudited pro forma condensed combined statements of income, OceanFirst expects to incur $58.6 million of estimated costs relating to severance, contract termination fees, system conversion costs, and marketing.

j.	To remove Flushing’s historical goodwill impairment.

k.

To recognize the tax impact of pro forma transaction related adjustments at the estimated effective tax rate of 27%, further adjusted by the treatment of transaction costs based on their estimated deductibility for tax purposes.

l.	To recognize the transaction adjustments to pro forma basic and diluted shares outstanding. See this section entitled “—Earnings Per Share” beginning on page 186.

Note 8 – Earnings per Share

The unaudited pro forma basic and diluted earnings per share for the nine (9) months ended September 30, 2025 and the year ended December 31, 2024 have been calculated based on the estimated weighted average shares outstanding as if the shares to be issued in connection with the transaction had been issued and outstanding as of

January 1, 2024. Pro forma weighted-average basic and diluted shares outstanding include an estimated 29.3 million shares of OceanFirst common stock to be issued to the Flushing stockholders and 11.4 million shares to be issued to Warburg in the equity financing. As the unaudited pro forma condensed combined statements of income for the nine (9) months ended September 30, 2025 and year ended December 31, 2024, give effect to the adjustments made reflecting the accounting for mergers and equity financing as if the mergers and equity financing had occurred on January 1, 2024, the calculation of weighted average shares outstanding for both the unaudited pro forma basic and diluted earnings per share assumes that the shares issuable relating to the transaction have been outstanding for the entire periods presented.

The following table summarizes the calculation of unaudited pro forma basic and diluted earnings per share (in thousands).

	Nine Months Ended September 30, 2025	Year Ended December 31, 2024
OceanFirst average basic shares outstanding	57,599	58,296
Common stock to be issued to Flushing stockholders	29,314	29,314
Common and NVCE stock to be issued to Warburg	11,387	11,387

Average basic shares outstanding	98,300	98,997
Add: Effect of dilutive securities:
Incentive awards	3	—

Average diluted shares outstanding	98,303	98,997

Net income (loss) available to common stockholders	$107,397	$(47,939)
Basic earnings per share	$1.09	$(0.48)
Diluted earnings per share	$1.09	$(0.48)

Potentially issuable-shares are not included in the computation of diluted net income per share if the inclusion would be antidilutive. For the nine (9) months ended September 30, 2025 and year ended December 31, 2024, antidilutive stock options and warrants of 12.7 million and 13.1 million, respectively, were excluded from the earnings per share calculation. In addition, for the year ended December 31, 2024, antidilutive incentive awards of one thousand (1,000) were excluded from the earnings per share calculation.

As part of OceanFirst’s preliminary analysis of the warrants issued to Warburg, OceanFirst concluded that the warrants meet the criteria to be classified as equity in accordance with FASB ASC Topic 480, Distinguishing Liabilities from Equity, and ASC Subtopic 815-40, Derivatives and Hedging-Contracts in an Entity’s Own Equity. The warrants are considered to be “in-the-money” when OceanFirst’s stock price is greater than $19.76 and would be accounted for under the treasury stock method.

OceanFirst cannot predict when the warrants will be in-the-money. As the stock price used for pro forma purposes is less than $19.76 (See this section entitled “—Preliminary Estimated Consideration Transferred” beginning on page 182), the impact of the warrants is not reflected in the unaudited pro forma condensed combined financial information or the calculation of the unaudited pro forma diluted earnings per share. If the market price of OceanFirst’s common stock were to increase $2.00 to $21.76, the warrants would be in-the-money and the increase to average diluted shares outstanding would be 1.0 million resulting in a decrease to the unaudited pro forma diluted earnings per share of $0.01 for the nine (9) months ended September 30, 2025. There would be no impact to the unaudited pro forma diluted earnings per share for the year ended December 31, 2024 as the increase to average diluted shares outstanding would be antidilutive.

DESCRIPTION OF OCEANFIRST CAPITAL STOCK

The following is a brief description of the terms of the capital stock of OceanFirst. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the DGCL, OceanFirst charter, and OceanFirst bylaws, and, where applicable, federal banking law. Copies of the OceanFirst charter and OceanFirst bylaws have been filed with the SEC and are also available upon request from OceanFirst. To find out where copies of these documents can be obtained, see the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 201.

Authorized Capital Stock

OceanFirst’s authorized capital stock consists of 150,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

OceanFirst’s certificate of incorporation currently authorizes the issuance of up to 150,000,000 shares of common stock. As of February 20, 2026, the most recent practicable date before the printing of this joint proxy statement/prospectus, there were (a) 57,402,016 shares of OceanFirst common stock outstanding, 63,059,729 shares issued, (b) 5,657,713 shares of OceanFirst common stock held in treasury, (c) 1,368,868 shares issuable upon the exercise of outstanding stock options to purchase shares of OceanFirst common stock granted under certain OceanFirst equity compensation plans and the equity compensation plans of acquired companies, (d) 866,347 shares of stock awards or 2,165,868 shares of stock options reserved for issuance under certain OceanFirst equity compensation plans, and (e) no other shares of capital stock or equity or voting securities of OceanFirst issued, reserved for issuance or outstanding.

OceanFirst common stock is currently listed on the Nasdaq under the symbol “OCFC.”

Preemptive Rights; Redemption Rights; Terms of Conversion; Sinking Fund and Redemption Provisions

OceanFirst common stock does not have preemptive rights, redemption rights, conversion rights, or any sinking fund or redemption provisions.

Voting Rights

The holders of OceanFirst common stock have exclusive voting rights in OceanFirst. They elect the OceanFirst board of directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the OceanFirst board of directors. Generally, holders of common stock are entitled to one (1) vote per share and do not have any right to cumulate votes in the election of directors. The OceanFirst charter provides that stockholders who beneficially own, directly or indirectly, in excess of ten percent (10%) of the then-outstanding shares of OceanFirst common stock are not entitled to any vote with respect to the shares held in excess of the ten percent (10%) limit. A person or entity is deemed to beneficially own shares that are owned by an affiliate as well as persons acting in concert with such person or entity. If OceanFirst issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an eighty percent (80%) stockholder vote, which is calculated after giving effect to the provision in the OceanFirst charter limiting voting rights as described above. OceanFirst stockholders are not permitted to act by written consent.

Liquidation Rights

In the event of OceanFirst’s liquidation, dissolution or winding up, holders of common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of OceanFirst available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution. In the event of any liquidation, dissolution or winding up of OceanFirst Bank, OceanFirst, as the holder of one hundred percent (100%) of OceanFirst Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of OceanFirst Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to eligible account holders and supplemental eligible account holders, all assets of OceanFirst Bank available for distribution.

Dividend Rights

Holders of OceanFirst common stock are entitled to receive ratably such dividends as may be declared by the OceanFirst board of directors out of legally available funds. The ability of the OceanFirst board of directors to declare and pay dividends on OceanFirst common stock is subject to the terms of applicable Delaware law and banking regulations. If OceanFirst issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends. For more information regarding OceanFirst’s ability to pay dividends, see the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 201. OceanFirst’s principal source of income is dividends that are declared and paid by OceanFirst Bank on its capital stock. Therefore, OceanFirst’s ability to pay dividends is dependent upon its receipt of dividends from OceanFirst Bank. Insured depository institutions such as OceanFirst Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. In the future, any declaration and payment of cash dividends will be subject to the OceanFirst board of directors’ evaluation of OceanFirst’s operating results, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations. The payment of cash dividends by OceanFirst in the future will also be subject to certain other legal and regulatory limitations and ongoing review by OceanFirst’s banking regulators.

Restrictions on Ownership

Banking laws impose notice, approval and ongoing regulatory requirements on any stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. These laws include the BHC Act and the Change in Bank Control Act. Among other things, these laws require regulatory filings by a stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution.

The determination whether an investor “controls” a depository institution is based on all of the facts and circumstances surrounding the investment. OceanFirst is a bank holding company and therefore the BHC Act would require any “bank holding company” (as defined in the BHC Act) to obtain prior approval of the FRB before acquiring more than five percent (5%) of OceanFirst common stock. Any person (other than a bank holding company) is required to provide prior notice to the FRB before acquiring ten percent (10%) or more of OceanFirst common stock under the Change in Bank Control Act. Ownership by affiliated parties, or parties acting in concert, is typically aggregated for these purposes. Any person (other than an individual) who (a) owns, controls or has the power to vote twenty-five (25%) or more of any class of OceanFirst’s voting securities; (b) has the ability to elect or appoint a majority of the OceanFirst board of directors; or (c) otherwise has the ability to exercise a “controlling influence” over OceanFirst, is subject to regulation as a bank holding company under the BHC Act.

Preferred Stock

OceanFirst’s certificate of incorporation authorizes the OceanFirst board, without further stockholder action, to issue up to 5,000,000 shares of preferred stock. OceanFirst’s certificate of incorporation further authorizes the OceanFirst board, subject to any limitations prescribed by law, to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. As of 2026, the most recent practicable date before the printing of this joint proxy statement/prospectus, there were no shares of preferred stock issued or outstanding. Preferred stock may be issued with preferences and designations as the OceanFirst board may from time to time determine. The OceanFirst board may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting power of the holders of OceanFirst common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Listing

OceanFirst’s common stock is listed on the Nasdaq Global Select Market under the symbol “OCFC.”

Transfer Agent and Registrar

The transfer agent and registrar for OceanFirst’s common stock is Broadridge.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the first step merger is completed, holders of Flushing common stock will receive shares of OceanFirst common stock in the merger and will cease to hold shares of Flushing common stock. OceanFirst and Flushing are organized under the laws of the State of Delaware. The following is a summary of the material differences between the current rights of holders of (a) OceanFirst common stock under the OceanFirst charter, the OceanFirst bylaws and Delaware law and (b) Flushing common stock under the Flushing charter, the Flushing bylaws and Delaware law.

The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to OceanFirst and Flushing’s organizational documents, which we urge you to read carefully and in their entirety, as well as the corporate law of the State of Delaware. Copies of OceanFirst’s and Flushing’s organizational documents have been filed with the SEC. See the section entitled “Where You Can Find More Information” beginning on page 201. Copies of Flushing’s organizational documents have been filed as exhibits to the registration statement of which this joint proxy statement/prospectus is a part.

OCEANFIRST	FLUSHING

AUTHORIZED CAPITAL STOCK

The OceanFirst charter authorizes it to issue up to (a) 150,000,000 shares of common stock, par value $0.01 per share, and (b) 5,000,000 shares of preferred stock, par value $0.01 per share.	The Flushing charter authorizes it to issue up to (a) 100,000,000 shares of common stock, par value $0.01 per share, (b) 5,000,000 shares of preferred stock, par value $0.01 per share.

VOTING

Generally, each holder of OceanFirst common stock is entitled to one (1) vote for each share of OceanFirst common stock held by such stockholder. However, the OceanFirst charter provides that stockholders who beneficially own more than ten percent (10%) of the then-outstanding shares of OceanFirst common stock are not entitled to any vote with respect to shares held in excess of that ten percent (10%) (which we refer to as the “ten percent (10%) voting restriction”). Further, OceanFirst stockholders do not have any right to cumulate votes in the election of directors.	Each holder of Flushing common stock is entitled to one (1) vote for each share of Flushing common stock held by each stockholder.

SIZE OF THE BOARD OF DIRECTORS

The OceanFirst bylaws provide that the number of directors of OceanFirst will be the number of directors as designated by the OceanFirst board of directors from time to time, except, in the absence of such designation, the number will be nine (9).	The Flushing bylaws provide that the number of directors is the number fixed by a majority of the entire Flushing board of directors.

Under the OceanFirst bylaws, the directors hold office until the next annual meeting and until his or her successor is elected and qualified.	Flushing’s directors are divided into three (3) classes, each with a three (3)-year term and only one (1) class of directors are elected annually.

There are currently thirteen (13) directors on the OceanFirst board of directors.	There are currently eleven (11) directors on the Flushing board of directors.

OCEANFIRST	FLUSHING

DIRECTOR QUALIFICATIONS

Under the OceanFirst bylaws, no person will be eligible for election or appointment to the OceanFirst board of directors if such person (a) has, within the previous ten (10) years, been the subject of a supervisory action by a financial regulatory agency that resulted in a cease and desist order or an agreement or other written statement subject to public disclosure under 12 U.S.C. § 1818(u), or any successor provision; (b) has been convicted of a crime involving dishonesty or breach of trust that is punishable by imprisonment for a term exceeding one (1) year under state or federal law; or (c) is currently charged in any information, indictment, or other complaint with the commission of or participation in such crime.

The OceanFirst bylaws provide further that no person may serve on OceanFirst’s board and at the same time be a director or officer of another co-operative bank, credit union, savings bank, savings and loan association, trust company, bank holding company or banking association or any affiliate thereof.

In evaluating director candidates for purposes of recommending director candidates to the Flushing board of directors, the nominating and governance committee will consider the following factors: (a) the candidate’s moral character and personal integrity; (b) whether the candidate has expertise and experience relevant to Flushing’s business (including knowledge of the communities and markets served by Flushing Bank); (c) whether the candidate’s expertise and experience complements the expertise and experience of the other directors; (d) whether the candidate would be considered independent under the Nasdaq independence standards; (e) whether the candidate would be independent of any particular constituency and able to represent the interests of all stockholders of Flushing; (f) the congeniality of the candidate with the other directors; (g) whether the candidate would have sufficient time available to devote to board activities; and (h) any other factors deemed relevant by the nominating and governance committee.

The nominating and governance committee may establish additional criteria and is responsible for assessing the appropriate balance of criteria required of board members. Although Flushing does not have a written policy with respect to board diversity, the nominating and governance committee and the Flushing board of directors believe that a diverse board leads to improved company performance by encouraging new ideas, expanding the knowledge base available to management and fostering a boardroom culture that promotes innovation and vigorous deliberation. Consequently, when evaluating potential nominees, the nominating and governance committee may consider individual characteristics that bring value to the Flushing board of directors, including without limitation, areas of expertise, such as, by way of example, cyber-security, information technology, real estate, legal and leadership. The nominating and governance committee does not discriminate against any director candidate.

OCEANFIRST	FLUSHING
The OceanFirst bylaws provide further that any person who is the representative or agent or acting in concert with a person who is ineligible for election to the OceanFirst board of directors will also be ineligible for election or appointment to the OceanFirst board of directors.

The nominating and governance committee will consider director candidates recommended by stockholders of Flushing as described below. Stockholders may recommend an individual for consideration by submitting to the nominating and governance committee (a) the name of the individual; (b) his or her background (including education and employment history); (c) a statement of the particular skills and expertise that the candidate would bring to the Flushing board of directors; (d) the name, address and number of shares of Flushing owned by the stockholder submitting the recommendation; (e) any relationship or interest between such stockholder and the proposed candidate; and (f) any additional information that would be required under applicable SEC rules to be included in Flushing’s proxy statement if such proposed candidate were to be nominated as a director.

Such submissions should be addressed to “Flushing Financial Corporation Nominating and Governance Committee,” at Flushing’s executive offices. In order for a candidate to be considered by the nominating and governance committee for any annual meeting, the submission must be received by the nominating and governance committee no later than the November 1 preceding such annual meeting.

The nominating and governance committee will evaluate the biographical information and background material relating to each potential candidate and may seek additional information from the submitting stockholder, the potential candidate, and/or other sources. The nominating and governance committee may hold interviews with selected candidates. Individuals recommended by stockholders will be considered under the same factors as individuals recommended by other sources.

REMOVAL OF DIRECTORS

The OceanFirst charter provides that directors of OceanFirst may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all of the then-outstanding shares of capital stock of OceanFirst entitled to vote generally in the election of directors.	Directors of Flushing may be removed from office only for cause and only by the affirmative vote of the holders of at least eighty percent (80%) of the combined voting power of the then outstanding voting stock and the affirmative vote of at least sixty-six and two-thirds percent (66.67%) of the combined voting power of the voting stock not beneficially owned by an interested stockholder.

SPECIAL MEETINGS OF STOCKHOLDERS

The OceanFirst bylaws provide that at any special meeting of the stockholders, only such business may be conducted as has been brought before the meeting by or at the direction of the board of directors.	The Flushing bylaws provide that at any special meeting of stockholders, only such business may be conducted as has been stated in the notice of such meeting.

OCEANFIRST	FLUSHING

QUORUM

The OceanFirst bylaws provide that at any meeting of OceanFirst’s stockholders, subject to the ten percent (10%) voting restriction, the holders of a majority of all shares of the stock entitled to vote at the meeting, present in person or by proxy, constitute a quorum for all purposes except to the extent a larger number is required by law.	The Flushing bylaws provide that, excepted as otherwise provided in the Flushing charter or by law, at any meeting of the stockholders a majority of the shares entitled to vote, present in person represented by proxy, will constitute a quorum.

If a quorum is not present at any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date or time. If notice of any adjourned special meeting of OceanFirst stockholders is sent to all stockholders entitled to vote at such meeting and states that the meeting will be held with those present, in person or by proxy, constituting a quorum, then those present, in person or by proxy, at such adjourned meeting will constitute a quorum, and all matters will be determined by a majority of the votes cast at such meeting.	In the absence of a quorum, the stockholders present in present or by proxy, by majority vote and without notice other than by announcement, may adjourn the meeting from time to time until a quorum shall attend.

NOTICE OF STOCKHOLDER MEETINGS

The OceanFirst bylaws provide that written notice of the place, date and time of all meetings of the stockholders must be given, not less than ten (10) and no more than sixty (60) days before the date on which the meeting is to be held to each stockholder entitled to vote at such meeting.	The Flushing bylaws provide that written notice of the place, date and time of all meetings of the stockholders must be given, not less than ten (10) and no more than sixty (60) days before the date on which the meeting is to be held to each stockholder entitled to vote at such meeting.

Under the OceanFirst bylaws, when a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken, except that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date and time of the adjourned meeting will be given not less than ten (10) and not more than sixty (60) days before the meeting date. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.	The Flushing charter and Flushing bylaws do not include additional notice requirements in connection with an adjourned meeting.

ADVANCE NOTICE OF STOCKHOLDER PROPOSALS

The OceanFirst bylaws provide that, for business proposals or nominations for the election of directors to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary. To be timely, a	The Flushing bylaws provide that all business properly brought before an annual meeting or a special meeting is deemed properly brought if it is, in the case of an annual meeting, brought before the meeting by a stockholder of record present and

OCEANFIRST	FLUSHING
stockholder’s notice must be delivered or mailed to and received at the principal executive offices of OceanFirst not less than ninety (90) days prior to the date of the annual meeting except that in the event that less than one hundred (100) days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, to be timely, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure was made.	entitled to vote at such meeting, upon prior written notice transmitted to, and received by, the secretary of Flushing at the principal place of business of Flushing not more than ninety (90) days nor less than sixty (60) days prior to the anniversary of the date of the immediately preceding annual meeting which was specified in the initial formal notice of such meeting (but if the date of the forthcoming annual meeting is more than thirty (30) days after such anniversary date, such written notice will also be timely if received by the secretary by the earlier of (a) the tenth (10th) day prior to the forthcoming meeting date and (b) the close of business on the tenth (10th) day following the date on which Flushing first makes public disclosure of the meeting date).

Under the OceanFirst bylaws, for each business matter a stockholder proposes to bring before the annual meeting, that stockholder’s notice to the secretary must set forth: (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on OceanFirst’s books, of the stockholder proposing such business, (c) the class and number of shares of OceanFirst’s capital stock that are beneficially owned by such stockholder and (d) any material interest of such stockholder in such business.	Under the Flushing bylaws, for each business matter a stockholder proposes, each such notice given by such stockholder sets forth: (a) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting; (b) the name and address of the stockholder who intends to propose such business; (c) a representation that the stockholder is a holder of record of stock of Flushing entitled to vote at such meeting (or if the record date for such meeting is subsequent to the date required for such stockholder notice, a representation that the stockholder is a holder of record at the time of such notice and intends to be a holder of record on the date of such meeting) and intends to appear in person or by proxy at such meeting to propose such business; and (d) any material interest of the stockholder in such business.

Under the OceanFirst bylaws, for stockholder nominations for the election of directors, a stockholder’s notice must set forth: (a) for each director nomination, all information relating to that person that would indicate such person’s qualification under the OceanFirst bylaws, including an affidavit that such person would not be disqualified under the OceanFirst bylaws, and information that is required to be disclosed in proxy solicitations for the election of directors, or is otherwise required pursuant to Regulation 14A under the Exchange Act, and (b) as to the stockholder giving notice, (i) the stockholder’s name and address, as they appear on OceanFirst’s books, and (ii) the class and number of shares of OceanFirst’s capital stock that such stockholder beneficially owns. No person nominated by a stockholder is eligible for election as an OceanFirst director unless nominated in accordance with these provisions.	Under the Flushing bylaws, for stockholder nominations for the election of directors, a stockholder’s notice must set forth: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of Flushing entitled to vote at such meeting (or if the record date for such meeting is subsequent to the date required for such stockholder notice, a representation that the stockholder is a holder of record at the time of such notice and intends to be a holder of record on the date for such meeting), and setting forth the class and number of shares so held (including shares held beneficially), (c) a representation that such stockholder intends to appear in person or by proxy as a holder of record at the meeting to nominate the person or persons specified in the notice; (d) a

OCEANFIRST	FLUSHING
description of all arrangements or understanding between such stockholder and each nominee proposed by the stockholder and any other person or persons (identifying such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (e) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and (f) the consent of each nominee to serve as a director of Flushing if so elected.

Under the OceanFirst bylaws, stockholders may not make proposals at a special meeting of OceanFirst stockholders as only OceanFirst directors are allowed to bring a proposal before a special meeting.	Under the Flushing bylaws, stockholders may not make proposals at a special meeting of Flushing other than a special meeting called for the purpose of electing directors, and in such case, then only to the extent of stockholder nominations.

ANTI-TAKEOVER PROVISIONS AND RESTRICTIONS ON BUSINESS COMBINATIONS

In addition to the restrictions set forth in Section 203 of the DGCL, the OceanFirst charter provides that a business combination with an interested stockholder requires the affirmative vote of the holders of at least eighty percent (80%) of the voting power of the then-outstanding shares of voting stock of OceanFirst subject to the ten percent (10%) voting restriction. The super-majority vote is not required for a business combination with an interested stockholder that is approved by a majority of disinterested directors or meets certain consideration value requirements. An interested stockholder is defined as (a) any person who beneficially owns ten percent (10%) or more of the voting power of OceanFirst’s voting stock; (b) an affiliate or associate of OceanFirst who, at any time within the two (2)-year period prior to the date in question, was the beneficial owner of ten percent (10%) or more of the voting power of the then outstanding voting stock of OceanFirst; or (c) an assignee of shares of voting stock which were at any time within the two (2)-year period immediately prior to the date in question beneficially owned by any interested stockholder.	The Flushing charter does not provide for additional or different restrictions with respect to transactions involving interested Flushing stockholders beyond those applicable statutorily under Section 203 of the DGCL.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

The OceanFirst charter provides that OceanFirst will indemnify and hold harmless to the fullest extent permitted by the DGCL any person who was or is a party or is threatened to be made a party to any legal proceeding by reason of the fact that such person is or was (a) a director or officer of OceanFirst or (b) serving at the request of OceanFirst as a director, officer, employee or agent of another corporation, partnership,	The Flushing charter provides that Flushing will indemnify, to the fullest extent permitted under the DGCL, any person who is or was or has agreed to become a director or officer of Flushing against costs, penalties, expenses, judgments, fines and amounts paid in settlement incurred by such person. The Flushing charter also provides that Flushing will indemnify such persons to be paid in advance for

OCEANFIRST	FLUSHING

joint venture, trust or other enterprise, including service with respect to an employee benefit plan, except that OceanFirst will not indemnify or agree to indemnify any of the foregoing persons against liability or expenses if he or she has not met the applicable standard for indemnification set forth in the DGCL.

The OceanFirst charter further provides that OceanFirst may maintain insurance to protect itself and any director, officer, employee or agent of OceanFirst, any subsidiary or affiliate of OceanFirst or another corporation partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not OceanFirst would have the power to indemnify such person against such expense, liability or loss under the DGCL.

their expenses to the extent permitted by Delaware law.

AMENDMENTS TO CERTIFICATE OF INCORPORATION AND BYLAWS

OceanFirst may amend or repeal any provision in the OceanFirst charter in the manner set forth in the DGCL, except that notwithstanding any other provision of law which might otherwise permit a lesser vote or no vote, The OceanFirst charter requires the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all the outstanding shares of OceanFirst’s capital stock, subject to the ten percent (10%) voting restriction, to amend or repeal certain provisions of the OceanFirst charter, including, but not limited to, provisions relating to the ten percent (10%) limitation on voting rights, the prohibition on stockholder action by written consent, the calling of special meetings, amendment of the OceanFirst bylaws, board vacancies, removal of directors, advance notice requirements for stockholder nominations, stockholder voting requirements for business combinations involving interested stockholders, indemnification of officers and directors, and the provision requiring at least eighty percent (80%) of outstanding voting stock approval to amend the aforementioned provisions.	The Flushing charter provides that the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of capital stock entitled to vote will be required to modify provisions relating to the following articles: amendments to the Flushing charter, limitation on the voting rights of stockholders, adoption, alteration, amendment, or repeal of the Flushing bylaws, business combinations with interested stockholders or affiliates or associates of interested stockholders, calling of special meetings of stockholders, structure of the Flushing board of directors and special meetings, Flushing bylaws and indemnification rights.

Under the OceanFirst bylaws, the OceanFirst board of directors may amend, alter or repeal the OceanFirst bylaws at any meeting of the OceanFirst board of directors, provided notice of the proposed change was given not less than two (2) days prior to the meeting. OceanFirst stockholders also have the power to amend, alter or repeal the OceanFirst bylaws at any meeting of OceanFirst stockholders provided notice of the proposed change was given in the notice of the meeting except that, notwithstanding any other provisions of the OceanFirst bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition	The Flushing charter provides that the Flushing bylaws may be adopted, altered, amended or repealed by the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of capital stock and the affirmative vote of at least two-thirds of the outstanding shares of capital stock not beneficially owned by an interested stockholder.

OCEANFIRST	FLUSHING
to any affirmative vote of the holders of any particular class or series of OceanFirst common stock required by law, the OceanFirst charter, any preferred stock designation or the OceanFirst bylaws, the affirmative votes of the holders of at least eighty percent (80%) of the voting power of all the then-outstanding shares of OceanFirst capital stock, voting together as a single class, will be required to alter, amend or repeal any provisions of the OceanFirst bylaws.

LEGAL MATTERS

The validity of the OceanFirst common stock to be issued in connection with the first-step merger will be passed upon for OceanFirst by Simpson Thacher (New York, New York). Certain U.S. federal income tax consequences relating to the integrated mergers will be passed upon for OceanFirst by Simpson Thacher (New York, New York) and for Flushing by Hughes Hubbard (New York, New York).

EXPERTS

OCEANFIRST

The financial statements of OceanFirst as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, incorporated by reference in this joint proxy statement/prospectus by reference to OceanFirst’s annual report on Form 10-K for the year ended December 31, 2024, and the effectiveness of OceanFirst’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

FLUSHING

The consolidated financial statements of Flushing Financial Corporation and Subsidiaries (the Company) as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2024 incorporated by reference in this Prospectus and in the joint proxy statement/prospectus have been so incorporated in reliance on the reports of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS

OceanFirst

OceanFirst will hold its 2026 annual meeting of stockholders (the “OceanFirst 2026 annual meeting”), regardless of whether the mergers or the investment have been completed. OceanFirst held its 2025 annual meeting of stockholders on May 19, 2025, and began mailing its proxy statement for such meeting on or about April 9, 2025.

If an OceanFirst stockholder intends to present a stockholder proposal at the OceanFirst 2026 annual meeting, such proposal must be received by the corporate secretary of OceanFirst at its executive offices, located at 110 West Front Street Red Bank, New Jersey 07701, no later ninety (90) days before the date of such meeting; provided that if less than one hundred (100) days’ notice or prior public disclosure of the date of such annual meeting is given to OceanFirst stockholders, such notice must be delivered not later than the close of the tenth (10th) day following the day on which notice of the date of such annual meeting was mailed to stockholders or prior public disclosure of the meeting date was made. These notification requirements also apply to director nominations by the OceanFirst stockholders.

In addition to satisfying the foregoing requirements, to comply with the SEC’s universal proxy rules, OceanFirst stockholders who intend to solicit proxies at the OceanFirst 2026 annual meeting in support of director nominees other than OceanFirst’s nominees must provide notice to OceanFirst that sets forth the information required by Rule 14a-19 under the Exchange Act no later than February 18, 2026, provided that if the date for the OceanFirst 2026 annual meeting is changed by more than thirty (30) days from the anniversary date of the OceanFirst 2025 annual meeting of stockholders, then such notice must be provided by the later of sixty (60) days prior to the date of the OceanFirst 2026 annual meeting or the tenth (10th) day following the day on which public announcement of the date of the OceanFirst 2026 annual meeting is first made by OceanFirst.

Flushing

Flushing will hold an annual meeting of stockholders in 2026 (the “Flushing 2026 annual meeting”) only if the mergers have not already been completed. Flushing held its 2025 annual meeting of stockholders on May 28, 2025, and began mailing its proxy statement for such meeting on or about April 17, 2025.

If a Flushing stockholder intends to present a stockholder proposal at the Flushing 2026 annual meeting, such proposal must be received by the corporate secretary of Flushing at its executive offices, located at 220 RXR Plaza, Uniondale, New York 11556, no earlier than February 27, 2026, and no later than March 29, 2026; provided that if the date of the forthcoming annual meeting is more than thirty (30) days after the anniversary date of the prior year’s meeting, such written notice will also be timely if it is received by the corporate secretary of Flushing by the earlier of (a) the tenth (10th) day prior to the forthcoming meeting date, or (b) the close of business on the tenth (10th) day following the date on which Flushing first makes public disclosure of the meeting date. These notification requirements also apply to director nominations by the Flushing stockholders.

In addition to satisfying the foregoing requirements, to comply with the SEC’s universal proxy rules, Flushing stockholders who intend to solicit proxies at the Flushing 2026 annual meeting in support of director nominees other than Flushing’s nominees must provide notice to Flushing that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 29, 2026, provided that if the date for the Flushing 2026 annual meeting is more than thirty (30) days from the anniversary date of the Flushing 2025 annual meeting of stockholders, then such notice must be provided by the later of sixty (60) days prior to the date of the Flushing 2026 annual meeting or the tenth (10th) day following the day on which public announcement of the date of the Flushing 2026 annual meeting is first made by Flushing.

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit a company, such as OceanFirst or Flushing, and intermediaries, such as brokers, banks, trustees and other nominees to satisfy proxy materials delivery requirements for two (2) or more stockholders of such company sharing an address by delivering a single set of proxy materials to those stockholders. This practice is referred to as “householding” and can result in significant savings of paper and mailing costs.

OceanFirst or Flushing (as applicable) may household the proxy materials to be delivered in connection with this joint proxy statement/prospectus to OceanFirst stockholders or Flushing stockholders (as applicable) of record that share an address. This means that OceanFirst stockholders or Flushing stockholders of record sharing an address may not each receive a separate copy of these materials.

Certain brokerage firms, banks or other similar entities may have instituted householding for beneficial owners of OceanFirst common stock or Flushing common stock (as applicable) held through such an entity. OceanFirst stockholders or Flushing stockholders (as applicable) sharing an address whose shares of OceanFirst common stock or Flushing common stock (as applicable) are held by such an entity should contact such entity if they now receive: (a) multiple copies of the proxy materials and wish to receive only one (1) copy of these materials per household in the future; or (b) a single copy of the proxy materials and wish to receive separate copies of these materials now or in the future.

Additional copies of proxy materials are available to OceanFirst stockholders upon request by contacting OceanFirst at:

OceanFirst Financial Corp.

110 West Front Street

Red Bank, New Jersey 07701

Attn: Investor Relations

Email: investorrelations@oceanfirst.com

Additional copies of proxy materials are available to Flushing stockholders upon request by contacting Flushing at:

Flushing Financial Corporation

220 RXR Plaza

Uniondale, New York 11556

Attn: Susan K. Cullen

IR@flushingbank.com

(718) 961-5400

WHERE YOU CAN FIND MORE INFORMATION

OceanFirst and Flushing file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both OceanFirst and Flushing, which can be accessed at www.sec.gov. In addition, documents filed with the SEC by OceanFirst, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge at OceanFirst’s or Flushing’s website at https://ir.oceanfirst.com/, under the heading “Financials” or https://investor.flushingbank.com/, under the heading “Financials,” respectively. The web addresses of the SEC, OceanFirst and Flushing are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those websites is not part of this joint proxy statement/prospectus.

OceanFirst has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to OceanFirst’s securities to be issued in the first merger. This document constitutes the prospectus of OceanFirst filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection as set forth above.

Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC.

The SEC allows OceanFirst and Flushing to incorporate by reference into this joint proxy statement/prospectus documents filed by OceanFirst and Flushing with the SEC, including certain information required to be included in the registration statement on Form S-4 filed by OceanFirst to register shares of OceanFirst common stock that will be issued in the first merger. This means that OceanFirst and Flushing can disclose important information to you by referring you to those documents. The information incorporated by reference into this joint proxy statement/prospectus is considered to be a part of this document, and later information that OceanFirst and Flushing file with the SEC will update and supersede that information. OceanFirst and Flushing incorporate by reference the documents listed below and any documents filed by OceanFirst and Flushing under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and before the latest of (i) the date of the special meetings of OceanFirst and Flushing and (ii) the date that the offering or shares of OceanFirst common stock to be issued in the first merger is terminated.

OceanFirst filings (SEC File No. 001-11713)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2024, filed on February 28, 2025

Quarterly Reports on Form 10-Q	Quarterly period ended March 31, 2025, filed on May 2, 2025, quarterly period ended June 30, 2025, filed on August 4, 2025 and the quarterly period ended September 30, 2025, filed on November 4, 2025

Current Reports on Form 8-K	Filed January 21, 2025, filed January 23, 2025, filed March 31, 2025, filed April 18, 2025, filed April 24, 2025, filed May 21, 2025, filed July 17, 2025, filed July 24, 2025, filed September 2, 2025, filed October 22, 2025, filed October 29, 2025, filed December 30, 2025, filed January 5, 2026, filed January 22, 2026 (Our independent registered public accounting firm, Deloitte & Touche LLP, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial information and, accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect

OceanFirst filings (SEC File No. 001-11713)	Periods Covered or Date of Filing with the SEC
thereto.), filed January 29, 2026 (other than those portions of the documents deemed to be furnished and not filed)

Definitive Proxy Statement on Schedule 14A	Filed April 9, 2025

Flushing filings (SEC File No. 001-33013)	Periods Covered or Date of Filing with the SEC

Annual Report on Form 10-K	Fiscal year ended December 31, 2024, filed on March 11, 2025

Quarterly Reports on Form 10-Q	Quarterly period ended March 31, 2025, filed on May 7, 2025, quarterly period ended June 30, 2025, filed on August 7, 2025 and the quarterly period ended September 30, 2025, filed on November 5, 2025

Current Reports on Form 8-K	Filed January 28, 2025, filed February 25, 2025, filed March 20, 2025, filed April 29, 2025, filed May 21, 2025, filed May 28, 2025, filed May 29, 2025, filed June 18, 2025, filed July 24, 2025, filed August 19, 2025, filed September 17, 2025, filed October 29, 2025, filed November 24, 2025, filed December 17, 2025, filed December 30, 2025, filed January 5, 2026, filed January 27, 2026 (other than those portions of the documents deemed to be furnished and not filed)

Definitive Proxy Statement on Schedule 14A	Filed April 17, 2025

Notwithstanding the foregoing, information furnished by OceanFirst or Flushing on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this joint proxy statement/prospectus.

You may request a copy of the documents incorporated by reference into this document. Requests for documents should be directed to:

if you are an OceanFirst stockholder:	if you are a Flushing stockholder:

OceanFirst Financial Corp. 110 West Front Street Red Bank, New Jersey 07701 Attn: Investor Relations Phone: (888) 623-2633 Ext. 27516 Email: investorrelations@oceanfirst.com	Flushing Financial Corporation 220 RXR Plaza Uniondale, New York 11556 Attn: Susan K. Cullen Phone: (718) 961-5400 Email: IR@flushingbank.com

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document will, under any circumstances, create any implication that there has been no change in the information set forth in, attached to, or incorporated by reference into, this document by reference or in OceanFirst’s or Flushing’s affairs since the date of this document. OceanFirst provided the information contained in this document with respect to OceanFirst and Flushing provided the information contained in this document with respect to Flushing.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

OCEANFIRST FINANCIAL CORP.,

APOLLO MERGER SUB CORP.

and

FLUSHING FINANCIAL CORPORATION

Dated as of December 29, 2025

A-i

A-ii

EXHIBITS

Exhibit A — Bank Merger Agreement

Exhibit B — Form of Company Support Agreement

Exhibit C — Form of Parent Support Agreement

Exhibit D — Surviving Entity Certificate

Exhibit E — Surviving Entity Bylaws

A-iii

INDEX OF DEFINED TERMS

Section
Acquisition Proposal	6.14(g)(i)
Action	3.9(a)
affiliate	9.6
Agreement	Preamble
AI Technologies	3.19(c)
Bank Merger	Recitals
Bank Merger Agreement	Recitals
Bank Merger Certificate	1.12
Bank Regulator	3.12(d)
BHC Act	3.1(a)
Bonus Plans	6.7(g)
Business Day	9.6
Chairman Term	6.13(h)
Chosen Courts	9.9(b)
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company Bank	Recitals
Company Benefit Plans	3.11(a)
Company Board	Recitals
Company Board Recommendation	6.14(c)
Company Bylaws	1.9
Company Certificate	1.8
Company Common Stock	1.5(a)
Company Contract	3.13(a)
Company Director. RSU Award	1.7(b)
Company Directors	6.13(a)
Company Disclosure Schedule	Article III
Company Equity Plan	1.7(a)
Company ERISA Affiliate	3.11(a)
Company Indemnified Parties	6.8(a)
Company Insiders	6.19
Company Intellectual Property	3.19(a)
Company Leased Property	3.18(b)
Company Meeting	6.4(a)
Company Owned Property	3.18(a)
Company Qualified Plans	3.11(d)
Company Real Property	3.18(b)
Company Real Property Leases	3.18(b)
Company Regulatory Agreement	3.14
Company Reports	3.5(b)
Company RSU Award	1.7(a)
Company Severance Plans	6.7(f)
Company Subsidiary	3.1(b)
Company Support Agreements	Recitals
Company Systems	3.19(b)
Company’s Systems Consultant	6.19
Condition Satisfaction Date	1.2

A-iv

Confidentiality Agreement	6.3(b)
Continuing Employees	6.7(a)
Delaware Secretary	1.1(a)
Derivative Contract	3.15(a)
Determination Date	8.1(l)(iii)
Determination Notice	6.14(d)(ii)
DGCL	1.1(a)
DOL	3.11(b)
Effective Time	1.1(a)
Enforceability Exceptions	3.3(a)
Environmental Laws	3.16(a)
Equity Financing	Recitals
ERISA	3.11(a)
Exception Shares	1.5(a)
Exchange Act	3.4
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.5(a)
extent	9.6
FDIC	3.1(d)
Federal Home Loan Bank	3.1(d)
Federal Reserve Board	3.1(a)
Final Index Price	8.1(l)(iv)
Financing Conditions	4.28(b)
First-Step Closing	1.2
First-Step Merger	Recitals
First-Step Merger Certificate	1.1(a)
GAAP	3.1(a)
Governmental Entity	3.4
Index	8.1(l)(v)
Index Ratio	8.1(l)(vi)
Initial Index Price	8.1(l)(vii)
Initial Parent Market Value	8.1(l)(viii)
Intellectual Property	3.19(a)
Intervening Event	6.14(g)(iii)
Investment Agreement	Recitals
Investor	Recitals
Investor Director	6.13(a)
IRS	3.11(b)
Joint Proxy Statement	3.4
KBW	4.7
knowledge of Parent	9.6
knowledge of the Company	9.6
Laws	3.3(b)
Liens	3.2(b)
Loan Participation	3.25(b)
Loans	3.25(a)
made available	9.6
Material Adverse Effect	3.1(a)
Materially Burdensome Regulatory Condition	6.2(c)
Merger Certificates	1.1(b)
Merger Consideration	1.5(a)

A-v

Merger Sub	Preamble
Merger Sub Bylaws	4.1(c)
Merger Sub Certificate	4.1(c)
Mergers	Recitals
Multiemployer Plan	3.11(g)
Multiple Employer Plan	3.11(g)
NASDAQ	2.2(e)
New Certificates	1.5(c)
New Plans	6.7(b)
Non-Voting Common Equivalent Stock	Recitals
Notice Period	6.14(d)(ii)
NYDFS	3.4
OCC	3.4
Old Certificate	1.5(b)
Order	3.9(b)
ordinary course of business	9.6
Parent	Preamble
Parent Bank	Recitals
Parent Benefit Plans	4.11(a)
Parent Board	Recitals
Parent Board Recommendation	6.14(c)
Parent Bylaws	1.9
Parent Certificate	1.8
Parent Common Stock	1.5(a)
Parent Contract	4.13
Parent Directors	6.13(a)
Parent Disclosure Schedule	Article IV
Parent Equity Awards	4.2(a)
Parent Equity Plan	4.2(a)
Parent ERISA Affiliate	4.11(a)
Parent Intellectual Property	4.19(a)
Parent Market Value	8.1(l)(ix)
Parent Meeting	6.4(a)
Parent Owned Property	4.18
Parent Performance-Vested Restricted Stock Awards	4.2(a)
Parent Qualified Plans	4.11(c)
Parent Real Property	4.18
Parent Regulatory Agreement	4.14
Parent Reports	4.5(b)
Parent Share Issuance	4.3(a)
Parent Subsidiary	4.1(b)
Parent Support Agreements	Recitals
Parent Systems	4.19(b)
Parent Time-Vested Restricted Stock Awards	4.2(a)
Parent’s Systems Consultant	6.19
party	9.6
PBGC	3.11(b)
Permitted Encumbrances	3.18(a)
person	9.6
Personal Data	3.12(b)
Piper Sandler	3.7
Premium Cap	6.8(b)

A-vi

Recommendation Change	6.14(c)
Representatives	3.6(d)
Requisite Company Vote	3.3(a)
Requisite Parent Vote	4.3(a)
Requisite Regulatory Approvals	6.2(c)
Restrictive Covenant	3.11(o)
Reverse Termination Fee	8.2(c)(iv)
S-4	3.4
Sarbanes-Oxley Act	3.6(c)
SEC	3.4
Second-Step Closing	1.2
Second-Step Effective Time	1.1(b)
Second-Step Merger	Recitals
Second-Step Merger Certificate	1.1(b)
Securities Act	3.5(b)
Subsidiary	3.1(a)
Superior Proposal	6.14(g)(ii)
Surviving Corporation	Recitals
Surviving Entity	Recitals
Surviving Entity Bylaws	1.9
Surviving Entity Certificate	1.8
Systems Consultant	6.19
Systems Consultants	6.19
Systems Reports	6.19
Takeover Statutes	3.21
Tax	3.10(i)
Taxes	3.10(i)
Termination Date	8.1(c)
Termination Fee	8.2(b)(i)
transactions contemplated by this Agreement	9.6
transactions contemplated hereby	9.6
U.S.	9.6
willful breach	9.6

A-vii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 29, 2025 (this “Agreement”), is by and among OCEANFIRST FINANCIAL CORP., a Delaware corporation (“Parent”), APOLLO MERGER SUB CORP., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and FLUSHING FINANCIAL CORPORATION, a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein, pursuant to which (i) Merger Sub will, on the terms and subject to the conditions set forth herein, merge with and into the Company (the “First-Step Merger”), with the Company as the surviving corporation in the First-Step Merger becoming a wholly-owned Subsidiary of Parent (hereinafter sometimes referred to in such capacity as the “Surviving Entity”) and (ii) immediately thereafter, Parent shall cause the Surviving Entity to merge with and into Parent (the “Second-Step Merger”, and together with the First-Step Merger, the “Mergers”), with Parent as the surviving corporation in the Second-Step Merger (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, on the day immediately following the consummation of the Mergers, Flushing Bank, a New York chartered non-member bank and a wholly-owned Subsidiary of the Company (“Company Bank”), will merge (the “Bank Merger”) with and into OceanFirst Bank, National Association, a national banking association and a wholly-owned Subsidiary of Parent (“Parent Bank”), with Parent Bank as the surviving entity in the Bank Merger, pursuant to that certain Agreement and Plan of Merger, dated as of the date of this Agreement, by and between Company Bank and Parent Bank, and attached hereto as Exhibit A (the “Bank Merger Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent has entered into an investment agreement (the “Investment Agreement”) by and between Parent and the investor named therein (the “Investor”), pursuant to which, on the terms and subject to the conditions set forth in the Investment Agreement, concurrently with the Closing, the Investor will make an equity investment in Parent of $225,000,000 (the “Equity Financing”), in exchange for shares of Parent Common Stock and shares of Non-Voting Common Equivalent Stock, par value $0.01 per share, of Parent (the “Non-Voting Common Equivalent Stock”);

WHEREAS, (a) the Board of Directors of Parent (the “Parent Board”) has adopted a resolution approving this Agreement, declaring its advisability and approving the transactions contemplated hereby, including the Mergers and Parent Share Issuance, (b) the Board of Directors of the Company (the “Company Board”) has adopted a resolution approving this Agreement, declaring its advisability and approving and the transactions contemplated hereby, including the Mergers, (c) the Board of Directors of Merger Sub has adopted a resolution approving this Agreement, declaring its advisability and approving the transactions contemplated hereby, including the Mergers and (d) Parent, as the sole stockholder of Merger Sub, has adopted this Agreement by future effective written consent, to be effective upon the execution and delivery of this Agreement by all parties hereto and delivery of an executed copy of this Agreement to Parent;

WHEREAS, concurrently with the execution and delivery of this Agreement, (a) as a condition and inducement to Parent’s willingness to enter into this Agreement, certain officers of the Company and each member of the Company Board has entered into separate Support Agreements with Parent, in substantially the form attached hereto as Exhibit B, in connection with the Requisite Company Vote (the “Company Support Agreements”) and (b) as a condition and inducement to the Company’s willingness to enter into this Agreement, certain officers of Parent and each member of the Parent Board has entered into separate Support Agreements with the Company, in substantially the form attached hereto as Exhibit C, in connection with the Requisite Parent Vote (the “Parent Support Agreements”);

WHEREAS, for federal income tax purposes, it is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions precedent to the consummation of the Mergers.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGERS

1.1 The Mergers; Effective Time.

(a) Subject to the terms and conditions in this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall merge with and into the Company. The Company shall be the Surviving Entity in the First-Step Merger, and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the First-Step Merger, the separate corporate existence of Merger Sub shall terminate. At the Closing, Parent and the Company shall cause to be filed a certificate of merger, duly executed by the Company, with the Secretary of State of the State of Delaware (the “Delaware Secretary”) in accordance with the DGCL (the “First-Step Merger Certificate”). The First-Step Merger shall become effective at such time as the First-Step Merger Certificate is duly filed with the Secretary of State of the State of Delaware (or at such later time as may be mutually agreed by the parties and as specified in the First-Step Merger Certificate). The time as of which the First-Step Merger becomes effective is referred to herein as the “Effective Time.”

(b) Immediately following the Effective Time, subject to the terms and conditions of this Agreement, in accordance with the DGCL, the Surviving Entity shall merge with and into Parent. Parent shall be the Surviving Corporation in the Second-Step Merger, and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Second-Step Merger, the separate corporate existence of the Surviving Entity shall terminate. At the Closing, following the Effective Time, Parent shall file a certificate of merger with the Delaware Secretary (the “Second-Step Merger Certificate” and, together with the First-Step Merger Certificate, the “Merger Certificates”). The Second-Step Merger shall become effective at such time as the Second-Step Merger Certificate is duly filed with the Secretary of State of the State of Delaware (or at such later time as may be mutually agreed by the parties and as specified in the Second-Step Merger Certificate as of the date and time specified in the Second-Step Merger Certificate). The time as of which the Second-Step Merger becomes effective is referred to herein as the “Second-Step Effective Time.”

1.2 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the First-Step Merger (the “First-Step Closing”) and, subsequently, the closing of the Second-Step Merger (the “Second-Step Closing” and, with the First-Step Closing, collectively the “Closing”) will take place by electronic exchange of documents beginning at 10:00 a.m., New York City time, on the last Business Day of the month containing the date on which the conditions set forth in Article VII of this Agreement are first satisfied or, if permitted by applicable Law, waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or, if permitted by applicable Law, written waiver of such conditions at the Closing) (the “Condition Satisfaction Date”), unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.3 Effects of the Mergers. At and after the Effective Time, the First-Step Merger shall have the effects set forth in the applicable provisions of the DGCL. At and after the Second-Step Effective Time, the Second-Step Merger shall have the effects set forth in the applicable provisions of the DGCL.

1.4 Effects of First-Step Merger on Merger Sub Common Stock. At and after the

Effective Time, by virtue of the First-Step Merger and without any action on the part of Merger Sub or the Company, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Entity.

1.5 Conversion of Company Common Stock in First-Step Merger. At the Effective

Time, by virtue of the First-Step Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Subject to Section 2.2(e), each share of the common stock, $0.01 par value, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding shares of Company Common Stock held by the Company as treasury stock or held by the Company, any Subsidiary of the Company, Parent or any Subsidiary of Parent (other than, in each case, to the extent any exist, (i) shares of Company Common Stock held in any employee benefit plans or related trust accounts, managed accounts, mutual funds and the like, or (ii) otherwise held in any fiduciary or agency capacity or as a result of debts previously contracted (clauses (i) and (ii), the “Exception Shares”))), shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive 0.85 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of Parent (such common stock, the “Parent Common Stock” and such shares of Parent Common Stock, the “Merger Consideration”).

(b) Each share of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock (each, an “Old Certificate”, it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) shall thereafter represent only the right to receive (x) the Merger Consideration in accordance with, and subject to, this Section 1.5(b) and the other terms of this Article I, (y) cash in lieu of fractional shares of Parent Common Stock that the shares of Company Common Stock represented by such Old Certificate would have otherwise been converted into, in accordance with and subject to this Section 1.5 and Section 2.2(e), without any interest thereon, and (z) any dividends or distributions that the holder thereof has the right to receive pursuant to Section 2.2(b), in the case of each of the foregoing, without any interest thereon and subject to all applicable withholding of Tax in accordance with Section 2.3.

(c) Old Certificates previously representing shares of Company Common Stock shall be exchanged, upon the surrender of such Old Certificates to the Exchange Agent pursuant to the terms and conditions set forth in Section 2.2, for (i) evidence of shares in book-entry form or, at Parent’s option, certificates, representing the Merger Consideration (collectively, referred to herein as “New Certificates”), as well as for (ii) any dividends or distributions with respect thereto that such holder becomes entitled to receive pursuant to Section 2.2(b) and (iii) any cash in lieu of fractional shares issued in consideration therefor, in each case without any interest thereon and subject to all applicable withholding of Tax in accordance with Section 2.3.

(d) If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, reclassification, stock dividend, stock split, reverse stock split or similar change in capitalization, but, in each case, excluding the Equity Financing, or there shall be any extraordinary dividend or extraordinary distribution (which, for the avoidance of doubt, shall not include the Company’s or Parent’s regular quarterly cash dividend), an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this sentence shall be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(e) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by the Company or Parent, or their respective Subsidiaries (in each case other than Exception Shares) shall be cancelled and shall cease to exist and no Merger Consideration shall be delivered in exchange therefor.

1.6 Effects of Second-Step Merger on Parent and Company Common Stock. At the Second-Step Effective Time, by virtue of the Second-Step Merger and without any action on the part of Parent or the Surviving Entity, each share of (a) Parent Common Stock issued and outstanding immediately prior to such time shall remain issued and outstanding and shall not be affected by the Second-Step Merger (it being understood that upon the Second-Step Effective Time, the Parent Common Stock, including the shares issued to former holders of Company Common Stock and the shares of Parent Common Stock and Non-Voting Common Equivalent Stock issued in the Equity Financing, shall be the capital stock of the Surviving Corporation) and (b) common stock of the Surviving Entity issued and outstanding immediately prior to such time, shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

1.7 Treatment of Company Equity Awards.

(a) At the Effective Time, each restricted stock unit award in respect of shares of Company Common Stock granted under either the Flushing Financial Corporation 2014 Omnibus Incentive Plan or the Flushing Financial Corporation 2024 Omnibus Incentive Plan (collectively, the “Company Equity Plan”) that is outstanding immediately prior to the Effective Time (a “Company RSU Award”) and that is not a Company Director RSU Award or an Assumed Company RSU Award shall, automatically and without any required action on the part of the holder thereof, become fully vested and each holder thereof shall be entitled to receive (i) a number of shares of Parent Common Stock equal to the product of (A) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time (assuming the achievement of (x) the target level of performance for any Company RSU Award that is subject to performance-based vesting conditions for which the applicable performance period has not ended as of the Effective Time and (y) the actual level of performance achieved for any Company RSU Award that is subject to performance-based vesting conditions for which the applicable performance period has ended prior to the Effective Time), multiplied by (B) the Exchange Ratio, less applicable Tax withholdings pursuant to Section 2.3, with any fractional shares rounded to the nearest whole share of Parent Common Stock and (ii) an amount in cash equal to the dividend equivalent payments (if any) with respect to such Company RSU Award that the holder thereof has the right to receive pursuant to Section 2.2(b).

(b) At the Effective Time, each Company RSU Award that is held by a current or former non-employee director that is outstanding immediately prior to the Effective Time and that is not an Assumed Company RSU Award (a “Company Director RSU Award”) shall, automatically and without any required action on the part of the holder thereof, become fully vested and each holder thereof shall be entitled to receive (i) a number of shares of Parent Common Stock equal to the product of (A) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Parent Common Stock and (ii) an amount in cash equal to the dividend equivalent payments (if any) with respect to such Company RSU Award that the holder thereof has the right to receive pursuant to Section 2.2(b).

(c) At the Effective Time, each Company RSU Award that is granted following the date of this Agreement and that is outstanding immediately prior to the Effective Time (an “Assumed Company RSU Award”) shall, automatically and without any required action on the part of the holder thereof, be assumed and converted into a restricted stock unit award (a “Parent RSU Award”) in respect of that number of shares of Parent Common Stock (with any fractional shares rounded to the nearest whole share) equal to the product of (i) the total number of shares of Company Common Stock subject to such Assumed Company RSU Award immediately prior to the Effective Time (assuming, in the case of any Assumed Company RSU Award that is subject to performance-based vesting, that performance was achieved at the target level of performance), multiplied by (ii) the Exchange Ratio. Each such Parent RSU Award shall continue to have, and shall be subject to, the same terms and conditions (including with respect to service-based vesting, “double-trigger” change in control accelerated vesting, and dividend equivalents, but not any performance conditions or performance-based vesting) as applied to the corresponding Assumed Company RSU Award immediately prior to the Effective Time.

(d) “Company Equity Awards” shall mean Company RSU Awards, Company Director RSU Awards, and Assumed Company RSU Awards

(e) At or prior to the Effective Time, the Company, the Company Board and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the provisions of this Section 1.7, (ii) ensure that following the Effective Time, there are no obligations with respect to the Company Equity Awards other than as set forth in this Section 1.7 and (iii) for purposes of granting new Company Equity Awards under the Company Equity Plan following the Effective Time, terminate the Company Equity Plan effective as of the Effective Time; provided that no action taken by the Company shall be required to be irrevocable until immediately prior to the Effective Time.

(f) At or prior to the Effective Time, Parent, the Parent Board and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of Section 1.7(c). On the Closing Date or as soon thereafter as reasonably practicable, but in no event later than ten (10) Business Days after the Closing Date, Parent shall file a post-effective amendment to the S-4 or a registration statement on Form S-8 with respect to the shares of Parent Common Stock subject to the applicable adjusted Assumed Company RSU Awards and shall maintain the effectiveness of such registration statement for so long as such Assumed Company RSU Awards remain outstanding.

1.8 Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the Certificate of Incorporation of the Company, as amended (the “Company Certificate”), as in effect immediately prior to the Effective Time, shall be amended and restated in the form attached hereto as Exhibit D (the “Surviving Entity Certificate”), which shall thereafter be the certificate of incorporation of the Surviving Entity until amended in accordance with its terms and applicable Law. At the Second-Step Effective Time, the Certificate of Incorporation of Parent (the “Parent Certificate”) as in effect immediately prior to the Second-Step Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable Law.

1.9 Bylaws of the Surviving Corporation. At the Effective Time, the Amended and Restated Bylaws of the Company (the “Company Bylaws”) shall be amended and restated in the form attached hereto as Exhibit E (the “Surviving Entity Bylaws”), which shall thereafter be the Bylaws of the Surviving Entity until amended in accordance with their terms and applicable Law. At the Second-Step Effective Time, the Amended and Restated Bylaws of Parent (the “Parent Bylaws”) as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and applicable Law.

1.10 Directors; Officers. Except as otherwise provided in Section 6.13, at and immediately after the Effective Time, the directors and officers of the Company shall consist of the directors and officers of Merger Sub in office as of immediately prior to the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation, or removal from office. Except as otherwise provided in Section 6.13, the directors and officers of Parent in office as of the Second-Step Effective Time shall continue as directors and officers of the Surviving Corporation until such their respective successors are duly elected or appointed and qualified or until their earlier death, resignation, or removal from office.

1.11 Tax Consequences. It is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

1.12 Bank Merger. Promptly after the date of this Agreement, Company Bank and Parent Bank will enter into the Bank Merger Agreement. Subject to the terms and conditions of the Bank Merger Agreement, on the day immediately following the consummation of the Mergers, the Surviving Corporation shall cause Company Bank and Parent Bank to consummate the Bank Merger under which Company Bank will merge with and into Parent Bank pursuant to the Bank Merger Agreement, with Parent Bank as the surviving bank in the Bank Merger. Prior to the Effective Time, the Company shall cause Company Bank, and Parent shall cause Parent Bank, to execute such certificates of merger and such other documents and certificates as are necessary to make the Bank Merger effective (the “Bank Merger Certificate”) on the day immediately following the Second-Step Effective Time. The Bank Merger shall become effective on the day immediately following the Second-Step Effective Time or at such time and date as specified in the Bank Merger Agreement in accordance with applicable Law, or at such other time as shall be provided by applicable Law.

ARTICLE II

EXCHANGE OF SHARES

2.1 Parent to Make Merger Consideration Available. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of paying the Merger Consideration (and any cash in lieu of any fractional shares of Parent Common Stock). At or immediately prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Old Certificates and for exchange in accordance with this Article II, (a) New Certificates representing the aggregate Merger Consideration to be issued pursuant to Section 1.5 and exchanged pursuant to Section 2.2(a) and (b) cash in an amount sufficient to pay cash in lieu of any fractional shares of Parent Common Stock (such cash and New Certificates described in the foregoing clauses (a) and (b), together with any dividends or distributions with respect thereto (after giving effect to Section 6.12), being hereinafter referred to as the “Exchange Fund”);

provided that no investment income or losses on the Exchange Fund shall affect the amount of cash payable to the holders of Old Certificates.

2.2 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than five (5) Business Days thereafter, Parent and the Company shall cause the Exchange Agent to mail to each holder of record of one (1) or more Old Certificates representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, (i) a letter of transmittal in form and substance reasonably acceptable to Parent and the Company (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Old Certificates in exchange for (A) the Merger Consideration that such holder shall have become entitled to receive in accordance with, and subject to, Section 1.5, (B) any cash in lieu of fractional shares of Parent Common Stock that the shares of Company Common Stock represented by such Old Certificate would have otherwise been converted into, in accordance with and subject to Section 1.5 and Section 2.2(e), and (C) any dividends or distributions that the holder thereof has the right to be paid pursuant to Section 2.2(b), in the case of each of the foregoing, subject to all applicable withholding of Tax in accordance with Section 2.3. From and after the Effective Time, upon proper surrender of an Old Certificate for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal duly executed, the holder of such

Old Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing the Merger Consideration that such holder of Company Common Stock shall have become entitled to receive in accordance with, and subject to, Section 1.5, and (ii) a check representing the amount of any cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered Old Certificate pursuant to Section 2.2(e) and any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrue on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until each Old Certificate is surrendered as contemplated by this Section 2.2, such Old Certificate shall be deemed at all times after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor), subject to all applicable withholding of Tax in accordance with Section 2.3.

(b) No dividends or other distributions declared with respect to Parent Common Stock shall be paid to any holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any dividends or other distributions having a record date after the Effective Time, without any interest thereon, which, following the Effective Time and prior to the time such Old Certificate is so surrendered, had become payable with respect to the Merger Consideration that the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive.

(c) If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Old Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Old Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration (together with any cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered Old Certificate in accordance with Section 2.2(e) and/or any dividends or distributions payable with respect thereto in accordance with Section 2.2(b)), subject to all applicable withholding of Tax in accordance with Section 2.3.

(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall, following the Effective Time, pay to each former stockholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the volume weighted average trading price of Parent Common Stock on the NASDAQ Global Select Market (the “NASDAQ”) as reported by The Wall Street Journal (or, if such information is no longer reported therein, as reported by a comparable internationally recognized source mutually determined by Parent and the Company) for the fifteen (15) consecutive full trading days ending on the last trading day preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for one (1) year after the Effective Time shall be paid to Surviving Corporation. Any former stockholders of the Company who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration (together with any dividends or distributions payable with respect thereto in accordance with Section 2.2(b) and cash in lieu of fractional shares issued in consideration therefor in accordance with Section 2.2(e)) in respect of each former share of Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such amount and on such terms as the Exchange Agent, in consultation with the Surviving Corporation, may reasonably determine is necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the Merger Consideration (together with any dividends or distributions with respect thereto and any cash in lieu of fractional shares issued in consideration therefor) in respect thereof pursuant to this Agreement.

2.3 Tax Withholdings. Notwithstanding anything to the contrary herein, each of Parent and Merger Sub shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock, cash dividends or distributions payable pursuant to Section 2.2 or any other amounts otherwise payable pursuant to this Agreement to any person, including any holder of Company Equity Awards, such amounts as it determines it is required to deduct and withhold with respect to the making of such payment or vesting or settlement of such Company Equity Awards under the Code or any provision of state, local or foreign Tax Law, which Taxes, in the case of Company Equity Awards, shall be satisfied by Parent withholding the number of shares of Parent Common Stock necessary to satisfy applicable withholding Taxes that would otherwise be issuable to the holder of a Company Equity Award in respect of such Company Equity Award. To the extent that amounts or shares of Parent Common Stock, as applicable, are so withheld by Parent, Merger Sub or the Exchange Agent, as the case may be, and the applicable Taxes are paid over to the appropriate Governmental Entity, the withheld amounts or shares of Parent Common Stock shall be treated for all purposes of this Agreement as having been paid or delivered to the person in respect of which the deduction and withholding was made by Parent, Merger Sub or the Exchange Agent, as the case may be. Notwithstanding anything herein to the contrary, any amounts payable in connection with the Closing in respect of any Company Equity Award pursuant to Section 1.7, with respect to employee award holders of the Company and its Subsidiaries may be made through the payroll system of the Surviving Corporation or one of its Subsidiaries.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or effect, change, event, circumstance, condition, occurrence or development or that such item would or would reasonably be expected to result in a Material Adverse Effect on the Company and (iii) any disclosures made in the Company Disclosure Schedule with respect to a section of this Article III shall be deemed to qualify any other section of this Article III (A) that is specifically referenced or cross-referenced in such disclosure or (B) that is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other section of this Article III or (b) as disclosed in any Company Reports publicly filed with the SEC by the Company after January 1, 2024, and prior to the date of this Agreement (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The Company has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to the Company, Parent or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, individually or in the aggregate is, or is reasonably expected to have a material and adverse effect on (x) the financial position, results of operations, business, assets or liabilities of such person and its Subsidiaries, taken as a whole, or (y) ability of such person to perform its obligations under this Agreement; provided, however, that for the purposes of clause (x) above, Material Adverse Effect shall not be deemed to include the impact of: (i) changes, after the date of this Agreement, in Law or interpretations of Law by Governmental Entities; (ii) changes, after the date of this Agreement, in U.S. generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable to banks or bank holding companies generally; (iii) changes, after the date of this Agreement in general economic or capital market conditions affecting financial institutions or their market prices generally, including, changes in levels of interest rates generally; (iv) the effects of the expenses incurred by Company or Parent or their respective affiliates in negotiating, documenting, effecting, and consummating the transactions contemplated by this Agreement; (v) any action or omission required by this Agreement or taken, after the date of this Agreement, by Company with the prior written consent of Parent, and vice versa, or as otherwise expressly permitted or contemplated by this Agreement; (vi) the public announcement of this Agreement or the pendency of the transactions contemplated hereby (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, lessors or employees); (vii) changes, after the date of this Agreement, in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; (viii) natural disasters, pandemics (including the outbreaks, epidemics or pandemics, and the governmental and other responses thereto) or other force majeure events; (ix) a failure, in and of itself, to meet earnings projections or internal financial forecasts or any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, but not including any underlying causes thereof; (x) a decline in the trading price of the Company Common Stock or Parent Common Stock (as applicable) or in any other securities of Parent or the Company (as applicable) that are traded at such time, but not including any underlying causes thereof; and (xi) only in respect of the Company, the matters set forth on Section 3.1(a) of the Company Disclosure Schedules; except, with respect to subclauses (i), (ii), (iii), (vii) or (viii), to the extent that the effects of such change are disproportionately adverse to the financial position, results of operations, business, assets or liabilities of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate. As used in this Agreement, the term “Subsidiary”, when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act.

(b) Each Subsidiary of the Company (a “Company Subsidiary”), (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing or operation of property or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so qualified or in good standing has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (iii) has all requisite company, partnership or corporate (as applicable) power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted, except where the failure to have such power and authority has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There are no material restrictions on the ability of any Company Subsidiary to pay dividends or distributions except, in the case of a Company Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. Other than Company Bank and those Subsidiaries set forth in Section 3.1(b) of the Company Disclosure Schedule, there are no Company Subsidiaries as of the date of this Agreement. The Company does not have any material equity interests or other investments in any corporation, limited liability company, partnership, trust, joint venture, or other entity that is not a Company Subsidiary.

(c) True, correct and complete copies of the Company Certificate and the Company Bylaws as in effect as of the date of this Agreement have previously been made available by the Company to Parent.

(d) Company Bank is a non-member bank duly organized, validly existing and in good standing under the laws of the State of New York. The deposit accounts of Company Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of the Company, threatened. Company Bank is a member in good standing of the Federal Home Loan Bank of New York (the “Federal Home Loan Bank”) and owns the requisite amount of stock therein.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, $0.01 par value, of which no shares of preferred stock are issued or outstanding. As of two (2) Business Days prior to the date of this Agreement, there are (i) 33,778,438 shares of Company Common Stock issued and outstanding, (ii) 4,899,349 shares of Company Common Stock held in treasury, (iii) 521,366 shares of Company Common Stock reserved for issuance upon the settlement of the outstanding Company RSU Awards subject to solely service-based vesting, (iv) 139,050 shares of Company Common Stock reserved for issuance upon the settlement of the outstanding Company RSU Awards that are subject to performance-vesting conditions assuming that performance with respect thereto is achieved at the target level (and 208,575 shares of Company Common Stock assuming that performance with respect thereto is achieved at the maximum level), (v) 48,000 shares of Company Common Stock reserved for issuance upon the settlement of the outstanding Company Director RSU Awards, (vi) 647,051 shares of Company Common Stock reserved for future grants under the Flushing Financial Corporation 2024 Omnibus Incentive Plan, and (vii) no other shares of capital stock or other equity or voting securities of the Company issued, reserved for issuance or outstanding. As of the date of this Agreement, all of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights, with no personal liability attaching to the ownership thereof. There are no trust preferred or subordinated debt securities of the Company issued or outstanding. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of the Company may vote. Other than the Company Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a) and the phantom shares of Company Common Stock credited as supplemental credits under, and pursuant to the terms of, the Flushing Bank Supplemental Savings and Incentive Plan, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in the Company, or contracts, commitments, understandings or arrangements by which the Company may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in the Company, or that otherwise obligate the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. The Company is not a party to any voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of Company Common Stock or other equity interests of the Company, other than the Company Support Agreements. Section 3.2(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of two (2) Business Days prior to the date of this Agreement, of all the Company Equity Awards issued and outstanding under each Company Equity Plan specifying, on a holder-by-holder basis, (A) the name of each holder, (B) the number of shares subject to each such Company Equity Award, (C) the grant date of each such Company Equity Award and (D) the vesting schedule for each such Company Equity Award. Other than the Company Equity Awards and the phantom shares of Company Common Stock credited as supplemental credits under, and pursuant to the terms of, the Flushing Bank Supplemental Savings and Incentive Plan, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of the Company or any of its Subsidiaries) are outstanding.

(b) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Company Subsidiary is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to other actions described in this Section 3.3 and Section 3.4, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby, including the Mergers and the Bank Merger, have been duly and validly approved by the Company Board. The Company Board has (i) determined that this Agreement, the Mergers and the other transactions contemplated hereby, on the terms and subject to the conditions set forth in this Agreement, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby, (iii) directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s stockholders for adoption at a duly called and convened meeting of such stockholders, (iv) recommended that the stockholders of the Company adopt this Agreement and the transactions contemplated hereby and (v) adopted resolutions to the foregoing effect. Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock at the Company Meeting entitled to vote thereon (the “Requisite Company Vote”), no other corporate proceedings or approvals on the part of the Company or the Company Bank are necessary to adopt or approve this Agreement, for the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b) None of the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder nor the consummation by the Company of the transactions contemplated hereby, including the Mergers and the Bank Merger, nor compliance by the Company with any of the terms or provisions of this Agreement will (i) violate any provision of the Company Certificate or the Company Bylaws or any governing or organizational document of any Company Subsidiary or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any federal, state, local or foreign law, statute, constitution, treaty, convention, ordinance, code, rule, regulation, judgment, injunction, permit, authorization, Order or common law or agency requirement of any Governmental Entity (“Laws”) applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y)) for such violations, conflicts, breaches, losses of benefits, defaults, terminations, cancellations, accelerations or creations of Liens which have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The Board of Directors of Company Bank has approved the Bank Merger Agreement. The Company, as the sole stockholder of the Company Bank, has adopted the Bank Merger Agreement by future effective written consent, to be effective upon the execution and delivery of the Bank Merger Agreement by all parties thereto and (for the avoidance of doubt) delivery of an executed copy of the Bank Merger Agreement to the Company, and the Bank Merger Agreement has been duly executed by Company Bank and (assuming due authorization, execution and delivery by Parent Bank) constitutes a valid and binding obligation of Company Bank, enforceable against Company Bank in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings, certificates and notices, as applicable, with NASDAQ and the approval of the listing on NASDAQ of the shares of Parent Common Stock to be issued (i) as the Merger Consideration pursuant to this Agreement and (ii) in connection with the Investment Agreement, (b) the filing of applications, filings, certificates and notices, as applicable, with the Federal Reserve Board under the BHC Act with respect to the Mergers and approval or waiver of such applications, filings, certificates and notices, (c) the filing of applications, filings, certificates and notices, as applicable, with the Office of the Comptroller of the Currency (the “OCC”) in connection with the Bank Merger, including filing of the notice of consummation with the OCC pursuant to the National Bank Act, and approval of such applications, filings, certificates and notices, (d) the filing of applications, filings, certificates and notices, as applicable, with the New York Department of Financial Services (the “NYDFS”), and approval of such applications, filings, certificates and notices, (e) the filing with the Securities and Exchange Commission (the “SEC”) of any filings that are necessary under applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the registration statement on Form S-4 in which both the proxy statement relating to the Company Meeting and Parent Meeting (including any amendments or supplements thereto, the “Joint Proxy Statement”) and a prospectus relating to the Parent Share Issuance will be included (the

“S-4”) as well as the declaration of effectiveness of the S-4, (f) the filing of the Merger Certificates with the Delaware Secretary of State pursuant to the DGCL, (g) the filing of the Bank Merger Certificate and (h) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Parent Common Stock pursuant to this Agreement or the Investment Agreement, no material consents or approvals of or filings or registrations with any court, administrative agency or commission, or other federal, state or foreign governmental or regulatory authority or instrumentality or any self-regulatory organization of competent jurisdiction (each, a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by the Company of this Agreement, (B) the consummation by the Company of the Mergers and the other transactions contemplated hereby and the performance by the Company of its obligations hereunder, (C) the execution and delivery by Company Bank of the Bank Merger Agreement or (D) the consummation by Company Bank of the Bank Merger. As of the date of this Agreement, the Company has no knowledge of any reason pertaining to the Company or its Subsidiaries why the necessary regulatory approvals and consents would not reasonably be expected to be received in order to permit consummation of the Mergers and the other transactions contemplated hereby on a timely basis.

3.5 Reports.

(a) The Company and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2024 with any applicable Governmental Entity, and have paid in full all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except for normal examinations and inspections conducted by a Governmental Entity in the ordinary course of business of the Company and its Subsidiaries, to the knowledge of the Company, no Governmental Entity has initiated or has pending any proceeding or investigation into the business or operations of the Company or any of its Subsidiaries, (a) since January 1, 2024 to the date of this Agreement, except where such proceeding or investigation would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole and (b) from and after the date of this Agreement, except where such proceeding or investigation has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There is no unresolved violation or exception by any Governmental Entity of the Company or any of its Subsidiaries (a) since January 1, 2024 to the date of this Agreement, except where such violations or exceptions would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole and (b) from and after the date of this Agreement, except where such violations or exceptions have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There have been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2024, in each case, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) The Company has made available to Parent true, correct and complete copies of each communication mailed by the Company to its stockholders since January 1, 2024. No such communication or any registration statement, prospectus, report, schedule, definitive proxy statement and other documents (including exhibits and all information incorporated by reference) filed with or furnished to the SEC since January 1, 2024 by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Company Reports”), as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information publicly filed or furnished as of a later date shall be deemed to modify information as of an earlier date. Since January 1, 2024, as of their respective dates, all of the Company Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No Company Subsidiary is required to file (or furnish, as applicable) periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. No executive officer of the Company has failed in any material respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. To the knowledge of the Company, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Company Reports.

3.6 Financial Statements.

(a) The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (i) have been prepared from and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of the unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) were prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. No independent auditor of the Company has resigned (or informed the Company in writing that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (including any notes thereto), liabilities incurred in the ordinary course of business since September 30, 2025, or liabilities in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or their accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves directors, management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(d) Since January 1, 2024, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, director, employee, agent, advisor or representative (collectively, “Representatives”) of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing the Company or any of its Subsidiaries, whether or not employed or retained by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or similar governing body of any Subsidiary of the Company or any committee thereof.

3.7 Broker’s Fees. With the exception of the engagement of Piper Sandler & Co. (“Piper Sandler”), neither the Company nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other transactions contemplated by this Agreement. The Company has, prior to the execution of this Agreement, provided Parent with a copy of the Company’s engagement letter (including any related agreements and attachments) with Piper Sandler.

3.8 Absence of Certain Changes or Events.

(a) Since September 30, 2025, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Since September 30, 2025, other than the transactions contemplated hereby, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

3.9 Legal Proceedings.

(a) Neither the Company nor any of its Subsidiaries is a party to any, and there is no outstanding, pending or, to the knowledge of the Company, threatened, action, claim, litigation, proceeding, arbitration, investigation, order or controversy, audit, hearing, suit, dispute, subpoena or summons by or before any Governmental Entity (“Action”) of any material nature against the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their current or former directors or executive officers (in each of their capacities as such) (i) that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (ii) that, as of the date of this Agreement, would reasonably be expected to result in a liability in excess of $200,000 in respect of any Action (net of any insurance proceeds or indemnity, contribution or similar payments received by the Company in respect thereof) being imposed against the Company or any Company Subsidiary or any of their respective businesses or (iii) that, as of the date of this Agreement, challenges the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no outstanding, pending or, to the knowledge of the Company, threatened injunction, order, judgment, writ, directive, enforcement action, decree or regulatory restriction of any Governmental Entity (each, an “Order”) imposed upon the Company, any of its Subsidiaries or, to the knowledge of the Company, any of their current or former directors or executive officers (in each of their capacities as such) or the assets, rights or properties of the Company or any of its Subsidiaries: (i) (A) in effect from January 1, 2024 to the date of this Agreement, that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole; or (B) in effect from and after the date of this Agreement, that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the

Company, or (ii) as of the date of this Agreement, challenging the validity or propriety of the transactions contemplated by this Agreement.

3.10 Taxes and Tax Returns.

(a) Each of the Company and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects.

(b) All material Taxes of the Company and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable). Each of the Company and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.

(c) No claim has been made in writing by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(d) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Liens for Taxes not yet due and payable.

(e) Neither the Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of the Company and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserves have not been established.

(f) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or an agreement or arrangement entered into the ordinary course of business that does not have as a principal purpose addressing Tax matters). Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which the Company was the common parent) or (ii) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) arising from the application of Treasury regulation Section 1.1502-6, or any similar provision of state, local or foreign law, as a transferee or successor or by contract (other than by a contract exclusively between or among the Company and its Subsidiaries or a contract entered into the ordinary course of business that do not have as a principal purpose addressing Tax matters).

(g) Neither the Company nor any of its Subsidiaries has distributed stock to another person, or has had its stock distributed by another person during the two (2)-year period ending on the date of this Agreement that was intended to be governed in whole or in part by Section 355 of the Code.

(h) Neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(2).

(i) As used in this Agreement, the term “Tax” or “Taxes” means all U.S. federal, state and local, and foreign taxes, fees assessments or other charges of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties related thereto.

(j) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of all material Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, whether funded or unfunded, and all pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which the Company or any Subsidiary or any trade or business of the Company or any of its Subsidiaries, whether or not incorporated, all of which together with the Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Company ERISA Affiliate”), is a party or has or could reasonably be expected to have any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries or any Company ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of the Company or any of its Subsidiaries or any Company ERISA Affiliate.

(b) The Company has made available to Parent true, correct and complete copies of the following documents with respect to each of the material Company Benefit Plans, to the extent applicable, (i) all plans and trust agreements, (ii) all summary plan descriptions, amendments, modifications or material supplements to any such Company Benefit Plan, (iii) where any such Company Benefit Plan has not been reduced to writing, a written summary of all the material plan terms, (iv) the annual report (Form 5500), if any, filed with the Internal Revenue Service (the “IRS”) for the last three (3) plan years, with schedules and financial statements attached, (v) the most recently received IRS determination letter, if any, relating to any such Company Benefit Plan, (vi) the most recently prepared actuarial report for each such Company Benefit Plan (if applicable) for each of the last three (3) years and (vii) copies of material non-routine notices, letters or other written correspondence with the IRS, U.S. Department of Labor (the “DOL”) or Pension Benefit Guarantee Corporation (the “PBGC”).

(c) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither the Company nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity since January 1, 2024, with respect to any Company Benefit Plan, and neither the Company nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Section 3.11(d) of the Company Disclosure Schedule sets forth a true, correct and complete list of each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plans”). The IRS has issued a favorable determination letter or opinion letter with respect to each Company Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) Each Company Benefit Plan that is subject to Section 409A of the Code has been administered and documented in compliance with the requirements of Section 409A of the Code, except where any non-compliance has not and would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries or any employee of the Company or any of its Subsidiaries.

(f) With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code: (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) as of the date of this Agreement, the present value of accrued benefits under such Company Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Company Benefit Plan’s actuary with respect to such Company Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Company Benefit Plan allocable to such accrued benefits, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred during the last six (6) years prior to the date of the Agreement, (iv) all premiums to the PBGC have been timely paid in full, (v) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of its Subsidiaries, and (vi) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan.

(g) None of the Company, its Subsidiaries nor any Company ERISA Affiliate has, at any time during the last six (6) years prior to the date of this Agreement, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan is subject to Section 413(c) of the Code or that has two or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of the Company and its Subsidiaries nor any Company ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(h) Except as set forth in Section 3.11(h) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i) All material contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period from January 1, 2024, through the date of this Agreement, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the books and records of the Company.

(j) There are no pending or, to the knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted since January 1, 2024, and, to the knowledge of the Company, no set of circumstances exists that may reasonably be expected to give rise to any Action, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans that would reasonably be expected to result in any material liability of the Company or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Company Benefit Plan, or any other party.

(k) To the knowledge of the Company, none of the Company and its Subsidiaries nor any Company ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the Company Benefit Plans or their related trusts, the Company, any of its Subsidiaries, any Company ERISA Affiliate or any person that the Company or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Except as set forth in Section 3.11(l) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability, delivery or funding of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, except as set forth in Section 3.11(l) of the Company Disclosure Schedule, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Except as set forth in Section 3.11(l) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require the Company or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(m) Except as set forth in Section 3.11(m) of the Company Disclosure Schedule, no Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise. The Company has made available to Parent its good faith estimate of preliminary Section 280G calculations (whether or not final) with respect to all disqualified individuals in connection with the transactions contemplated hereby (based on the assumptions as set forth therein, which for such purposes assume (among other things) that each such disqualified individual’s employment terminates immediately following the Effective Time and the Effective Time is June 1, 2026).

(n) There are no pending or, to the knowledge of the Company, threatened material labor grievances or material unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company or any of its Subsidiaries and no employees of the Company or any of its Subsidiaries are represented by any labor organization.

(o) To the knowledge of the Company, no current or former employee or independent contractor of the Company or any of its Subsidiaries is in violation in any material respect of any term of any restrictive covenant obligation (including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation) that is included in any employment or consulting contract (“Restrictive Covenant”): (i) to the Company or any of its Subsidiaries or (ii) to a former employer or engager of any such individual relating (A) to the right of any such individual to work for the Company or any of its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

3.12  Compliance with Applicable Law.

(a) Except for matters that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) the Company and each of its Subsidiaries hold, and have at all times since January 1, 2024 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid in full all fees and assessments due and payable in connection therewith); and (ii) to the knowledge of the Company, there is no threatened suspension or cancellation of any such license, franchise, permit or authorization.

(b) Except for failures to comply, violations and defaults (i) since January 1, 2024 to the date of this Agreement, that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or (ii) from and after the date of this Agreement, that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each of its Subsidiaries have complied with, and are not in default under, and have not violated, any applicable Laws relating to the Company or any of its Subsidiaries, including all Laws related to artificial intelligence, privacy and security of data or information that constitutes “personal data,” “personally identifiable information,” “nonpublic personal information,” “personal information” or a similar term (“Personal Data”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other Laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act, the New York Banking Law and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. The Company Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(c) With such exceptions (i) since January 1, 2024 to the date of this Agreement, that would not reasonably be expected to be, individually or in the aggregate, material to Company and its Subsidiaries, taken as a whole, or (ii) from and after the date of this Agreement, that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company or any of its Subsidiaries, or to the knowledge of the Company, any Representative or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law, (iv) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(d) As of the date of this Agreement, the Company maintains regulatory capital ratios that exceed the levels established for “well capitalized” institutions (under the relevant regulatory capital regulation of the institution’s primary Bank Regulator) and, as of the date of this Agreement, the Company has not received any notice from a Governmental Entity that its status as “well-capitalized” or that the Company’s Community

Reinvestment Act rating will change within one (1) year from the date of this Agreement. For purposes of this Agreement, “Bank Regulator” shall mean any Federal or state banking regulator, including but not limited to the NYDFS, the FDIC and the FRB, which regulates the Company, Company Bank, Parent or Parent Bank, as the case may be.

(e) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law; and (ii) none of the Company, any of its Subsidiaries, or, to the knowledge of the Company, any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

3.13 Certain Contracts.

(a) Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (in each case, excluding any Company Benefit Plans):

(i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii) that contains any provision that materially restricts the ability of the Surviving Corporation or any of its affiliates to (x) engage in any line of business or in any geographic region (including any exclusive license, exclusivity or exclusive dealing provisions with such effect) or (y) solicit any employees of another banking institution;

(iii) with or to a labor union or guild (including any collective bargaining agreement or similar agreement with any labor organization);

(iv) (A) that is an agreement for the incurrence of indebtedness by the Company or any of its Subsidiaries, including any debt for borrowed money, obligations evidenced by notes, debentures or similar instruments, sale and leaseback transactions, capitalized or finance leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case, incurred in the ordinary course of business); or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by the Company or any of its Subsidiaries of, or any similar commitment by the Company or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in an amount that exceeds $1,000,000 or more;

(v) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(vi) that is a settlement, consent or similar agreement involving (A) payments in excess of $200,000 individually or $400,000 in the aggregate (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by the Company in respect thereof) or (B) that contains any material continuing obligations of or restrictions on the Company or any of its Subsidiaries;

(vii) that relates to the acquisition or disposition of any person, business or asset involving payments in excess of $250,000 individually or $400,000 in the aggregate and under which the Company or its Subsidiaries has a material ongoing obligation or liability, including the disposition of any material loan portfolio, in each case except for acquisitions and dispositions in the ordinary course consistent with past practice;

(viii) that relates to any material joint venture, partnership or other similar agreement;

(ix) that licenses or otherwise grants rights to the Company or any of its Subsidiaries from a third party with respect to material Intellectual Property (other than non-exclusive licenses for off-the-shelf or “shrink-wrap” software) involving annual fees in excess of $200,000 per license or other grant of rights;

(x) that licenses or grants other rights to any third party from the Company or any of its Subsidiaries with respect to material Company Intellectual Property (other than those granted to customers in the ordinary course of business) involving annual fees in excess of $200,000 per license or other grant of rights; or

(xi) that involves aggregate payment obligations or receipts by or to the Company in respect of any such contract, arrangement, commitment or understanding (whether written or oral) in excess of $750,000 per annum, other than any contracts, arrangements, commitments or understandings (whether written or oral) that are terminable by the Company or any of its Subsidiaries on ninety (90) days or less notice without any required payment or other conditions.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract”, and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violation of any Company Contract by any of the parties thereto, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) The Company has made available to Parent a true, correct and complete copy of each Company Contract in effect as of the date of this Agreement, and each amendment thereto in effect as of the date of this Agreement, as applicable.

(c) Except, in each case, as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and is in full force and effect; (ii) each Company Contract is enforceable against the Company or the applicable Subsidiary and, to the knowledge of the Company, the counterparty thereto (except as may be limited by the Enforceability Exceptions); (iii) the Company and each of its applicable Subsidiaries has performed all obligations required to be performed by it under each Company Contract; (iv) to the knowledge of the Company, each third-party counterparty to each Company Contract has complied with and performed all obligations required to be performed by it under such Company Contract; and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a breach or default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any counterparty thereto, under any such Company Contract. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any Subsidiary of the Company has received or delivered any notice of violation, cancellation or termination of any Company Contract.

3.14 Agreements with Governmental Entities.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other Order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order by, in each case, any Governmental Entity with such exceptions that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. As of the Closing Date, neither the Company nor any of its Subsidiaries have become subject to any cease-and-desist or other Order issued by, or have become a party to any written agreement, consent agreement or memorandum of understanding with, or have become a party to any commitment letter or similar undertaking to, or have become subject to any Order by, in each case, any Governmental Entity, with such exceptions that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Since January 1, 2024 to the date of this Agreement, neither the Company nor any of its Subsidiaries (i) has been ordered to pay any civil money penalty by any Governmental Entity, (ii) has been a recipient of any supervisory letter from any Governmental Entity or (iii) has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity that currently restrict, or would reasonably be expected to restrict, the conduct of its business or that relate to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each of this clause (iii), whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), in each case of the foregoing clauses (i) – (iii), with such exceptions that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. From and after the date of this Agreement, neither the Company nor any of its Subsidiaries (A) has been ordered to pay any civil money penalty by any Governmental Entity, (B) has been a recipient of any supervisory letter from any Governmental Entity, or (C) has adopted any Company Regulatory Agreement, in each case of the foregoing clauses (A) – (C), with such exceptions that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) Since January 1, 2024 to the date of this Agreement, neither the Company nor any of its Subsidiaries has been advised in writing by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement, with such exceptions that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. From and after the date of this Agreement, neither the Company nor any of its Subsidiaries has been advised in writing by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement, with such exceptions that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d) Since January 1, 2024 to the date of this Agreement, the Company and its Subsidiaries are in compliance with each Company Regulatory Agreement to which any of them is a party or is subject and the Company and its Subsidiaries have not received any written notice from any Governmental Entity indicating that the Company or any of its Subsidiaries is not in compliance with any Company Regulatory Agreement, in each case with such exceptions that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. From and after the date of this Agreement, the Company and its Subsidiaries are in compliance with each Company Regulatory Agreement to which any of them is a party or is subject and the Company and its Subsidiaries have not received any written notice from any Governmental Entity indicating that the Company or any of its Subsidiaries is not in compliance with any Company Regulatory Agreement, in each case with such exceptions that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.15 Risk Management Instruments. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements (each, a “Derivative Contract”), whether entered into for the account of the Company, any of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Entity and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against the Company or its applicable Subsidiary and, to the knowledge of the Company, the counterparty thereto, in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect;

(b) the Company and each of its Subsidiaries have duly performed all of their obligations under each Derivative Contract to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder; and

(c) each such Derivative Contract has been reflected in the books and records of the Company and such Subsidiaries in accordance with GAAP consistently applied, and each Derivative Contract is evidenced by customary and appropriate documentation (including an ISDA master agreement and long-form confirmation).

3.16 Environmental Matters. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) the Company and its Subsidiaries are in compliance, and since January 1, 2024, have complied with all Laws arising out of or relating to: (i) the environment, health and safety as it relates to Hazardous Substances, (ii) the handling, use, presence, disposal, emission, discharge, or release into the environment (including ambient air, surface waters, ground water, land surface or subsurface strata), or exposure to, any Hazardous Substance or (iii) noise, odor, wetlands, indoor air quality, pollution, contamination or any injury to the environment, natural resources, persons or property from the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport, handling, emission or exposure to any Hazardous Substance (collectively, “Environmental Laws”). “Hazardous Substances” means any solid, liquid or gaseous material, alone or in combination, mixture or solution, which is now or hereafter defined, listed or identified as “hazardous” (including “hazardous substances” or “hazardous wastes”), “toxic”, a “pollutant” or a “contaminant” pursuant to any Environmental Law, including asbestos, urea formaldehyde, polychlorinated biphenyls (PCBs), radon, petroleum (including its derivatives, by-products or other hydrocarbons); and any other substance which is subject in any respect to any Environmental Law, or which poses or could pose a threat or nuisance to health or the environment.

(b) There are no written notices of violations or Actions, or, to the knowledge of the Company, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under any applicable Environmental Law, pending or, to the knowledge of the Company, threatened against the Company.

(c) To the knowledge of the Company, there are no acts or omissions by the Company or any of its Subsidiaries that give rise to, or are reasonably likely to give rise to, liabilities under Environmental Laws and there is no reasonable basis for any Action that would impose any liability or obligation under applicable Environmental Laws.

(d) The Company is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of understanding by or with any Governmental Entity or third party imposing any liability or obligation pursuant to Environmental Laws.

3.17 Investment Securities and Commodities.

(a) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each of the Company and its Subsidiaries has good and valid title to all securities and commodities owned by it (except those sold under repurchase agreements as reflected in the Company Reports), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries, and (ii) such securities and commodities are carried on the books of the Company at values determined in accordance with GAAP.

(b) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, the Company has made available to Parent the terms of such policies, practices and procedures. Since January 1, 2024, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have been in compliance with the terms of such policies, practices and procedures.

3.18 Real Property.

(a) Section 3.18(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true, correct and complete list of all material real property owned by the Company and its Subsidiaries (collectively, “Company Owned Property”). The Company or a Subsidiary of the Company (a) has good and marketable title to all Company Owned Property (except properties sold or otherwise disposed of in accordance with Sections 5.1 and 5.2), free and clear of all Liens (except statutory Liens securing payments not yet due, Liens of lessors or lessors’ lenders on real property, Taxes not yet due and payable, easements, rights of way, and other similar encumbrances that the Company and its Subsidiaries are not in violation of in any material respect or do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”)).

(b) Section 3.18(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true, correct and complete list of all material real property leased, subleased, licensed, or otherwise occupied (collectively, “Company Leased Property”) and all leases, subleases, licenses and other occupancy agreements and all amendments, modification or supplements thereto related to the Company Leased Property and to which the Company and any of its Subsidiaries is a party (collectively “Company Real Property Leases”). The Company Owned Property and the Company Leased Property are referred to in this Agreement collectively as the “Company Real Property”. The Company Real Property is free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the Company Leased Property, and each Company Real Property Lease is valid without default thereunder by the lessee or, to the knowledge of the Company, the lessor. Neither the Company nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any person a right to use or occupy all or any portion of any Company Real Property. There are no pending or, to the knowledge of the Company, threatened condemnation or eminent domain proceedings against Company Real Property.

3.19 Intellectual Property; Company Systems.

(a) The Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all material Intellectual Property used in the conduct of its business as currently conducted. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) (A) to the knowledge of the Company, the use or other exploitation of any Intellectual Property by the Company and its Subsidiaries, and the operation of the businesses of the Company and its Subsidiaries, do not infringe, misappropriate or otherwise violate the Intellectual Property rights of any person and are in accordance with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use any Intellectual Property, and (B) since January 1, 2024, no person has asserted in writing to the Company or any of its Subsidiaries that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any person; (ii) to the knowledge of the Company, no person is infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned (or purported to be owned) by the Company or its Subsidiaries (collectively, “Company Intellectual Property”); (iii) since January 1, 2024, neither the Company nor any of its Subsidiaries has received any written notice of any claim with respect to any Intellectual Property owned by the Company or any of its Subsidiaries, including any challenges to the validity, ownership or enforceability of such Intellectual Property; (iv) the Company and its Subsidiaries have taken reasonable actions that are designed to safeguard their material trade secrets and other material confidential information; and (v) all former and current employees, consultants and independent contractors of the Company or its Subsidiaries who have contributed to or participated in the conception and development of material

Intellectual Property for such entities have entered into enforceable proprietary rights agreements with such entities, vesting ownership of such Intellectual Property in the Company or its Subsidiaries, except as otherwise vested in the Company or its Subsidiaries by operation of Law. For purposes of this Agreement, “Intellectual Property” means any and all intellectual property or proprietary rights of every kind arising in any jurisdiction, including in or with respect to any and all: trademarks, service marks, trade names brand names, internet domain names, social media identifiers and accounts, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; and copyrights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

(b) The computer, information technology and data processing systems, facilities and services used by the Company or its Subsidiaries, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Company Systems”), are reasonably sufficient for the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted and the Company Systems are in sufficiently good working condition to perform all computing, information technology and data processing operations reasonably necessary for the operation of the respective businesses of the Company and its Subsidiaries as currently conducted, in each case, except for such failures to be reasonably sufficient or in sufficiently good working condition that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, Material Adverse Effect on the Company, to the knowledge of the Company, since January 1, 2024, no third party has gained unauthorized access to any Company Systems owned or controlled by the Company or any of its Subsidiaries. The Company and its Subsidiaries have taken reasonable steps and implemented reasonable safeguards that are designed (i) to protect the Company Systems from unauthorized access and from disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials and (ii) for the purpose of reasonably mitigating the risks of cybersecurity breaches and attacks. Each of the Company and its Subsidiaries has in all material respects implemented reasonably appropriate backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards that are designed to reasonably mitigate the risk of a material disruption to the operation of the respective businesses of the Company and the Company Subsidiaries as currently conducted.

(c) Each of the Company and its Subsidiaries has (i) complied in all material respects with all of its published privacy and data security policies and internal written privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of Personal Data and (ii) taken reasonable measures that are designed to ensure that all Personal Data in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse. To the knowledge of the Company and its Subsidiaries, since January 1, 2024, there has been no material loss, damage, or unauthorized access, use, modification, or other misuse of any such information by the Company or any of its Subsidiaries and no claims or actions have been asserted or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries alleging a violation of a person’s privacy, personal or confidentiality rights under any applicable laws or contracts, that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, all uses of artificial intelligence and machine learning technologies (“AI Technologies”) by the Company and its Subsidiaries are, and have been since January 1, 2024, in compliance with all applicable binding industry standards, contractual obligations of the Company and its Subsidiaries and the Company’s or its Subsidiaries’ published policies. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries do not use and have not used since January 1, 2024, and to the knowledge of the Company or its Subsidiaries, no third party acting on behalf of the Company or its Subsidiaries, uses or has used since January 1, 2024, any (A) Personal Data as inputs or prompts in connection with any AI Technologies, except to the extent permitted under applicable laws or contractual obligations; (B) works of authorship as inputs or prompts in connection with any AI Technologies, except to the extent authorized by the owners or licensors of the Intellectual Property rights therein; or (C) any training data that was obtained, directly or indirectly, through an act of misappropriation, misrepresentation, unlawful means or unauthorized “web scraping”.

3.20 Related Party Transactions. Since January 1, 2024, there have been no material transactions, agreements, arrangements or understandings (or series of related material transactions, agreements, arrangements or understandings), nor are there any currently proposed material transactions, agreements, arrangements or understandings (or series of related material transactions, agreements, arrangements or understandings) between (a) the Company or any of its Subsidiaries, on the one hand, and (b) (x) (i) any current or former director, or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or (ii) any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Company Common Stock or (y) any affiliates or immediate family members of any of the persons referenced in clause (x), on the other hand.

3.21 Takeover Statute. The Company Board has approved this Agreement, the Company Support Agreements and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law or similar provision of the Company Certificate or Company Bylaws (any of the foregoing, “Takeover Statutes”).

3.22 Reorganization. Neither the Company nor any of its Subsidiaries has taken any action, and to the knowledge of the Company there are no facts or circumstances that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23 Opinion. Prior to the execution of this Agreement, the Company Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Piper Sandler to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration pursuant to this Agreement is fair from a financial point of view to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24 Company Information. The information relating to the Company, its Subsidiaries and its and their respective directors and officers that is provided by the Company or its Representatives to Parent or its Representatives to be contained in the Joint Proxy Statement and the S-4 or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

3.25 Loan Portfolio.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which the Company or any of its Subsidiaries is a creditor and that, as of September 30, 2025, had an outstanding balance of $100,000 or more

(collectively, the “Company Loans”) and under the terms of which the obligor was, as of September 30, 2025, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 3.25(a) of the Company Disclosure Schedule is a true, correct and complete list of (i) all of the Company Loans of the Company and its Subsidiaries that, as of September 30, 2025, were classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the outstanding balance of each such Company Loan and the identity of the borrower thereunder, and (ii) each asset of the Company or any of its Subsidiaries that, as of September 30, 2025, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Section 3.25(b) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of September 20, 2025, of each Loan of the Company or any of its Subsidiaries with an outstanding balance, as of September 30, 2025, of $100,000 or more, that is structured as a participation interest in a Loan originated by another person (each, a “Loan Participation”), including with respect to each such Loan Participation, the originating lender of the related Loan, the outstanding principal balance of the related Loan, the amount of the outstanding principal balance represented by the Loan Participation and the identity of the borrower of the related Loan.

(c) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company each Loan of the Company and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of the Company and its Subsidiaries as secured Loans, has been secured by Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by the Enforceability Exceptions).

(d) To the knowledge of the Company, since January 1, 2024, each outstanding Loan of the Company and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and currently is administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects, in accordance with the relevant notes and other credit and security documents, the written underwriting standards of the Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all Laws.

(e) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(f) To the knowledge of the Company, there are no outstanding Loans made by the Company or any of its Subsidiaries to any “executive officer” or any other “insider” (as each such term is defined in 12 C.F.R. Part 215 promulgated by the Federal Reserve Board) of the Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with 12 C.F.R. Part 215 or that are exempt therefrom.

3.26 Insurance. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company:

(a) the Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts that management of the Company has reasonably determined to be prudent, sufficient and consistent with industry practice,

(b) the Company and its Subsidiaries are in compliance with their insurance policies, each of which is listed in Section 3.26 of the Company Disclosure Schedule, and are not in default under any term thereof,

(c) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies,

(d) and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.27 No Broker Dealers. Neither the Company nor any of its Subsidiaries is required to be registered, licensed, qualified or authorized, as a broker-dealer under the Exchange Act or under any other applicable Law.

3.28 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person has made, makes or is authorized to make any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby expressly disclaims any such other representations or warranties, whether express or implied, at law or in equity, and Parent and Merger Sub hereby expressly disclaim reliance on any other such representation or warranty, express or implied, at law or in equity. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person has made, makes or is authorized to make any representation or warranty to Parent, Merger Sub or any of their affiliates or their respective Representatives with respect to (i) any financial projection, forecast, estimate, budget, prospective information, teaser, confidential information memorandum, presentation or other similar materials relating to the Company, any of its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or (ii) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent, Merger Sub or any of their affiliates or their respective Representatives in the course of their due diligence investigation of the Company or its Subsidiaries, the negotiation of this Agreement or in the course of the transactions contemplated hereby. None of the Company, any of its Subsidiaries, their affiliates, their respective Representatives or any other person will have, or will be subject to, any liability or other obligation to Parent, Merger Sub, their affiliates or their respective Representatives or any other person resulting from Parent’s or Merger Sub’s use of, or the use by any of their affiliates or their respective Representatives of, any such information to the extent it or its subject matter (solely to the extent the content of such subject matter is also the content of the subject of an express representation and warranty in this Article III) is not also an express representation and warranty made by the Company in this Article III.

(b) The Company acknowledges and agrees that neither Parent, Merger Sub nor any other person has made, makes or is authorized to make any express or implied representation or warranty with respect to Parent, Merger Sub, their Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (a) as disclosed in the disclosure schedule delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or effect, change, event, circumstance, condition, occurrence or development or that such item would or would reasonably be expected to result in a Material Adverse Effect on Parent and (iii) any disclosures made in the Parent Disclosure Schedule with respect to a section of this Article IV shall be deemed to qualify any other section of this Article IV (A) that is specifically referenced or cross-referenced in such disclosure or (B) that is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other section of this Article IV, or (b) as disclosed in any Parent Reports publicly filed with the SEC by Parent after January 1, 2024, and prior to the date of this Agreement (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent hereby represents and warrants to the Company as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly registered under the BHC Act that has elected to be treated as a financial holding company under the BHC Act. Parent has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Each Subsidiary of Parent (a “Parent Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing or operation of property or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so qualified or in good standing has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, and (iii) has all requisite company, partnership or corporate (as applicable) power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted, except where the failure to have such power and authority has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. There are no material restrictions on the ability of any Parent Subsidiary to pay dividends or distributions except, in the case of a Parent Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. Other than Parent Bank and those Subsidiaries set forth in Section 4.1(b) of the Parent Disclosure Schedule, there are no Parent Subsidiaries as of the date of this Agreement. Parent does not have any material equity interests or other investments in any corporation, limited liability company, partnership, trust, joint venture, or other entity that is not a Parent Subsidiary.

(c) True, correct and complete copies of the Parent Certificate, the Parent Bylaws, the certificate of incorporation of Merger Sub (“Merger Sub Certificate”) and the bylaws of Merger Sub (the “Merger Sub Bylaws”), in each case, as in effect as of the date of this Agreement have previously been made available by Parent to the Company.

(d) Parent Bank is a national banking association duly organized, validly existing and in good standing under the laws of the United States. The deposit accounts of Parent Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Parent, threatened. Parent Bank is a member in good standing of the Federal Home Loan Bank and owns the requisite amount of stock therein.

(e) Merger Sub is a corporation (i) duly organized, validly existing and (ii) in good standing under the laws of the State of Delaware. Merger Sub has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

4.2 Capitalization.

(a) The authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, $0.01 par value, of which no shares of preferred stock are issued or outstanding. As of two (2) Business Days prior to the date of this Agreement, there are (i) 57,390,569 shares of Parent Common Stock outstanding, 62,942,427 shares of Parent Common Stock issued, (ii) 5,551,858 shares of Parent Common Stock held in treasury, (iii) 470,587 shares of Parent Common Stock reserved for issuance upon the settlement of outstanding awards of restricted Parent Common Stock subject to solely service-based vesting (“Parent Time-Vested Restricted Stock Awards”) granted under the OceanFirst Financial Corp. 2020 Stock Incentive Plan (the “Parent Equity Plan”), (iv) 416,968 shares of Parent Common Stock reserved for issuance upon the settlement of outstanding awards of restricted Parent Common Stock subject to performance-vesting conditions assuming performance with respect thereto is achieved at target level (and 587,976 shares of Parent Common Stock assuming performance with respect thereto is achieved at maximum level) granted under the Parent Equity Plan (“Parent Performance-Vested Restricted Stock Awards”), (v) 1,486,170 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding stock options granted under the Parent Equity Plan (such stock options, together with the Parent Time-Vested Restricted Stock Awards, the “Parent Equity Awards”), (vi) 866,347 shares of Parent Common Stock reserved for issuance for future grants under the Parent Equity Plan, and (vii) no other shares of capital stock or other equity or voting securities of Parent issued, reserved for issuance or outstanding. As of the date of this Agreement, all of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights, with no personal liability attaching to the ownership thereof. There are no trust preferred or subordinated debt securities of Parent issued or outstanding. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Parent may vote. Other than the Parent Equity Awards issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in Parent, or contracts, commitments, understandings or arrangements by which Parent may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Parent, or that otherwise obligate Parent to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing. Parent is not a party to any voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Parent Common Stock or other equity interests of Parent, other than the Parent Support Agreements. Other than the Parent Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Parent or any of its Subsidiaries) are outstanding.

(b) Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Parent Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Parent Bank, as provided under 12 U.S.C. § 55 or any comparable provision of applicable Law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to other actions described in this Section 4.3 and Section 4.4, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby, including the Mergers, the Bank Merger and the issuance of shares of Parent Common Stock in connection with the First-Step Merger, have been duly, validly and unanimously approved by the Parent Board. The Parent Board has (i) determined that this Agreement, the Parent Share Issuance, the Mergers and the other transactions contemplated hereby, on the terms and subject to the conditions set forth in this Agreement, are advisable, fair to and in the best interests of Parent and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby, (iii) directed that the issuance of the (A) shares of Parent Common Stock constituting the Merger Consideration pursuant to this Agreement and (B) shares of Parent Common Stock, shares of Non-Voting Common Equivalent Stock and warrants in connection with the Equity Financing (including the issuance of any shares of Parent Common Stock and/or Non-Voting Common Equivalent Stock (as defined in the Investment Agreement) (x) into which such securities are directly or indirectly convertible or exercisable and (y) issuable upon adjustments pursuant to the terms thereof) (clauses (A) and (B), collectively, the “Parent Share Issuance”) be submitted to Parent’s stockholders for approval at a duly called and convened meeting of such stockholders, (iv) recommended that the stockholders of Parent approve the Parent Share Issuance and this Agreement and the transactions contemplated hereby and (v) approved a resolution to the foregoing effect. Except for (1) the approval of the Parent Share Issuance by the affirmative vote of a majority of the votes cast by the holders of the shares of Parent Common Stock at the Parent Meeting (the “Requisite Parent Vote”), (2) the adoption of resolutions to give effect to the provisions of Section 6.13 in connection with the Closing, and (3) the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub, no other corporate proceedings or approvals on the part of Parent or the Parent Bank are necessary to approve or adopt this Agreement, for Parent to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b) The Board of Directors of Merger Sub has (i) determined that this Agreement, the Mergers and the other transactions contemplated hereby, on the terms and subject to the conditions set forth in this Agreement, are advisable, fair to and in the best interests of Merger Sub and its stockholder, (ii) approved this Agreement and the transactions contemplated hereby and (iii) adopted resolutions to give effect to the matters described in the prior clauses (i) and (ii). Parent, as the sole stockholder of Merger Sub, has adopted this Agreement by future effective written consent, to be effective upon the execution and delivery of this Agreement by all parties hereto and delivery of an executed copy of this Agreement to Parent.

(c) This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

(d) None of the execution and delivery of this Agreement by Parent or Merger Sub, the performance by Parent or Merger Sub of its obligations hereunder nor the consummation by Parent or Merger Sub of the transactions contemplated hereby, including the Mergers and the Bank Merger, nor compliance by Parent or Merger Sub with any of the terms or provisions of this Agreement will (i) violate any provision of the Parent Certificate, the Parent Bylaws, the Merger Sub Certificate or the Merger Sub Bylaws or any governing or organizational document of any Parent Subsidiary or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any Law applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y)) for such violations, conflicts, breaches, losses of benefits, defaults, terminations, cancellations, accelerations or creations of Liens which have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(e) The Board of Directors of Parent Bank has approved the Bank Merger Agreement. Parent, as the sole stockholder of Parent Bank, has adopted the Bank Merger Agreement by future effective written consent, to be effective upon the execution and delivery of the Bank Merger Agreement by all parties thereto and (for the avoidance of doubt) delivery of an executed copy of the Bank Merger Agreement to Parent, and the Bank Merger Agreement has been duly executed by Parent Bank and (assuming due authorization, execution and delivery by Company Bank) constitutes a valid and binding obligation of Parent Bank, enforceable against Parent Bank in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

(f) The shares of Parent Common Stock to be issued in the First-Step Merger have been validly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and free and clear of all Liens, and no current or past stockholder of Parent will have any preemptive right or similar rights in respect thereof.

4.4 Consents and Approvals. Except for (a) the filing of any required applications, filings, certificates and notices, as applicable, with NASDAQ and the approval of the listing on NASDAQ of the shares of Parent Common Stock to be issued (i) as the Merger Consideration pursuant to this Agreement and (ii) in connection with the Investment Agreement, (b) the filing of applications, filings, certificates and notices, as applicable, with the Federal Reserve Board under the BHC Act with respect to the Mergers and approval or waiver of such applications, filings, certificates and notices, (c) the filing of applications, filings, certificates and notices, as applicable, with the OCC in connection with the Bank Merger, including filing of the notice of consummation with the OCC pursuant to the National Bank Act, and approval of such applications, filings, certificates and notices, (d) the filing of applications, filings, certificates and notices, as applicable, with the NYDFS in connection with the Bank Merger, and approval of such applications, filings, certificates and notices, (e) the filing with the SEC of (i) any filings that are necessary under applicable requirements of the Exchange Act and (ii) the S-4 and declaration of effectiveness of the S-4, (f) the filing of the Merger Certificates with the Delaware Secretary of State pursuant to the DGCL, and (g) the filing of the Bank Merger Certificate, such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Parent Common Stock pursuant to this Agreement or the Investment Agreement, no material consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Parent or Merger Sub of this Agreement, (B) the consummation by Parent or Merger Sub of the Mergers and the other transactions contemplated hereby and the performance by Parent of its obligations hereunder, (C) the execution and delivery by Parent Bank of the Bank Merger Agreement or (D) the consummation by Parent Bank of the Bank Merger. As of the date of this Agreement, Parent has no knowledge of any reason pertaining to Parent or its Subsidiaries why the necessary regulatory approvals and consents would not reasonably be expected to be received in order to permit consummation of the Mergers and the other transactions contemplated hereby on a timely basis.

4.5 Reports.

(a) Parent and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2024 with any applicable Governmental Entity, and have paid in full all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Except for normal examinations and inspections conducted by a Governmental Entity in the ordinary course of business of Parent and its Subsidiaries, to the knowledge of Parent, no Governmental Entity has initiated or has pending any proceeding or investigation into the business or operations of Parent or any of its Subsidiaries (a) since January 1, 2024 to the date of this Agreement, except where such proceeding or investigation would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, and (b) from and after the date of this Agreement, except where such proceeding or investigation has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. There is no unresolved violation or exception by any Governmental Entity of Parent or any of its Subsidiaries (a) since January 1, 2024 to the date of this Agreement, except where such violations or exceptions would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole and (b) from and after the date of this Agreement, except where such violations or exceptions have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. There have been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since January 1, 2024, in each case, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Parent has made available to the Company true, correct and complete copies of each communication mailed by Parent to its stockholders since January 1, 2024. No such communication or any registration statement, prospectus, report, schedule, definitive proxy statement and other documents (including exhibits and all information incorporated by reference) filed with or furnished to the SEC since January 1, 2024 by Parent pursuant to the Securities Act or the Exchange Act (the “Parent Reports”), as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information publicly filed or furnished as of a later date shall be deemed to modify information as of an earlier date. Since January 1, 2024, as of their respective dates, all of the Parent Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No Parent Subsidiary is required to file (or furnish, as applicable) periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. No executive officer of Parent has failed in any material respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. To the knowledge of Parent, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Parent Reports.

4.6 Financial Statements.

(a) The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of the unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) were prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. No independent auditor of Parent has resigned (or informed Parent in writing that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (including any notes thereto), liabilities incurred in the ordinary course of business since September 30, 2025, or liabilities in connection with this Agreement and the transactions contemplated hereby.

(a) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or their accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves directors, management or other employees who have a significant role in Parent’s internal controls over financial reporting.

(b) Since January 1, 2024, (i) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any Representative of Parent or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no employee of or attorney representing Parent or any of its Subsidiaries, whether or not employed or retained by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or similar governing body of any Subsidiary of Parent or any committee thereof.

4.7 Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc. (“KBW”) and J.P. Morgan Securities LLC, neither Parent nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other transactions contemplated by this Agreement. Parent has, prior to the execution of this Agreement, provided the Company with a copy of Parent’s engagement letter (including any related agreements and attachments) with KBW.

4.8 Absence of Certain Changes or Events.

(a) Since September 30, 2025, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Since September 30, 2025, other than the transactions contemplated hereby, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

4.9 Legal Proceedings.

(a) Neither Parent nor any of its Subsidiaries is a party to any, and there is no outstanding, pending or, to the knowledge of Parent, threatened Action of any material nature against Parent or any of its Subsidiaries or, to the knowledge of Parent, any of their current or former directors or executive officers (in each of their capacities as such) (i) that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (ii) that, as of the date of this Agreement, would reasonably be expected to result in a liability in excess of $350,000 in respect of any Action (net of any insurance proceeds or indemnity, contribution or similar payments received by Parent in respect thereof) being imposed against Parent or any Parent Subsidiary or any of their respective businesses or (iii) that, as of the date of this Agreement, challenges the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no outstanding, pending or, to the knowledge of the Company, threatened Order imposed upon Parent, any of its Subsidiaries or, to the knowledge of Parent, any of their current or former directors or executive officers (in each of their capacities as such) or the assets, rights or properties of Parent or any of its Subsidiaries (i) (A) in effect from January 1, 2024 to the date of this Agreement, that would reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, or (B) in effect from and after the date of this Agreement, that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, or (ii)  as of the date of this Agreement, challenging the validity or propriety of the transactions contemplated by this Agreement.

4.10 Taxes and Tax Returns.

(a) Each of Parent and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects.

(b) All material Taxes of Parent and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable). Each of Parent and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.

(c) No claim has been made in writing by any Governmental Entity in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that Parent or such Subsidiary is or may be subject to taxation by that jurisdiction.

(d) There are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than Liens for Taxes not yet due and payable.

(e) Neither Parent nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of Parent and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserves have not been established.

(f) Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries or an agreement or arrangement entered into the ordinary course of business that does not have as a principal purpose addressing Tax matters). Neither Parent nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which Parent was the common parent) or (ii) has any liability for the Taxes of any person (other than Parent or any of its Subsidiaries) arising from the application of Treasury regulation Section 1.1502-6, or any similar provision of state, local or foreign law, as a transferee or successor or by contract (other than by a contract exclusively between or among the Company and its Subsidiaries or a contract entered into the ordinary course of business that do not have as a principal purpose addressing Tax matters).

(g) Neither Parent nor any of its Subsidiaries has distributed stock to another person, or has had its stock distributed by another person during the two (2)-year period ending on the date of this Agreement that was intended to be governed in whole or in part by Section 355 of the Code.

(h) Neither Parent nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(2).

4.11 Employees.

(a) For purposes of this Agreement, “Parent Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, whether funded or unfunded, and all pension, benefit, retirement, bonus, stock option, stock purchase, employee stock ownership, restricted stock, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which Parent or any Subsidiary or any trade or business of Parent or any of its Subsidiaries, whether or not incorporated, all of which together with Parent would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Parent ERISA Affiliate”), is a party or has or could reasonably be expected to have any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries or any Parent ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of Parent or any of its Subsidiaries or any Parent ERISA Affiliate.

(b) Each Parent Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither Parent nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity since January 1, 2024, with respect to any Parent Benefit Plan, and neither Parent nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(c) With respect to each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Parent Qualified Plans”), the IRS has issued a favorable determination letter or opinion letter with respect to each Parent Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Parent, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Parent Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any Parent Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(d) Each Parent Benefit Plan that is subject to Section 409A of the Code has been administered and documented in compliance with the requirements of Section 409A of the Code, except where any non-compliance has not and would not reasonably be expected to result in material liability to Parent or any of its Subsidiaries or any employee of Parent or any of its Subsidiaries.

(e) No Parent Benefit Plan is, and none of Parent, its Subsidiaries nor any Parent ERISA Affiliate has at any time during the last six (6) years prior to the date of this Agreement sponsored, maintained, contributed to or been obligated to contribute to any plan that is, subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code.

(f) None of Parent, its Subsidiaries nor any Parent ERISA Affiliate has, at any time during the last six (6) years prior to the date of this Agreement, contributed to or been obligated to contribute to any plan that is a Multiemployer Plan or a Multiple Employer Plan, and none of Parent and its Subsidiaries nor any Parent ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(g) Neither Parent nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(h) All material contributions required to be made to any Parent Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any Parent Benefit Plan, for any period from January 1, 2024, through the date of this Agreement, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the books and records of Parent.

(i) There are no pending or, to the knowledge of Parent, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted since January 1, 2024, and, to the knowledge of Parent, no set of circumstances exists that may reasonably be expected to give rise to any Action, against the Parent Benefit Plans, any fiduciaries thereof with respect to their duties to the Parent Benefit Plans or the assets of any of the trusts under any of the Parent Benefit Plans that would reasonably be expected to result in any material liability of Parent or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Parent Benefit Plan, or any other party.

(j) To the knowledge of Parent, none of Parent and its Subsidiaries nor any Parent ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the Parent Benefit Plans or their related trusts, Parent, any of its Subsidiaries, any Parent ERISA Affiliate or any person that Parent or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(k) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability, delivery or funding of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of Parent or any of its Subsidiaries, or result in any limitation on the right of Parent or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Parent Benefit Plan or related trust. Neither Parent nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Parent or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(l) No Parent Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(m) There are no pending or, to the knowledge of Parent, threatened material labor grievances or material unfair labor practice claims or charges against Parent or any of its Subsidiaries, or any strikes or other material labor disputes against Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Parent or any of its Subsidiaries and, to the knowledge of Parent, there are no organizing efforts by any union or other group seeking to represent any employees of Parent or any of its Subsidiaries and no employees of Parent or any of its Subsidiaries are represented by any labor organization.

(n) To the knowledge of Parent, no current or former employee or independent contractor of Parent or any of its Subsidiaries is in violation in any material respect of any term of any Restrictive Covenant: (i) to Parent or any of its Subsidiaries or (ii) to a former employer or engager of any such individual relating (A) to the right of any such individual to work for Parent or any of its Subsidiaries or (B)  to the knowledge or use of trade secrets or proprietary information.

4.12 Compliance with Applicable Law.

(a) Except for matters that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent: (i) Parent and each of its Subsidiaries hold, and have at all times since January 1, 2024 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid in full all fees and assessments due and payable in connection therewith), and (ii) to the knowledge of Parent, there is no threatened suspension or cancellation of any such license, franchise, permit or authorization.

(b) Except for failures to comply, violations and defaults (i) since January 1, 2024 to the date of this Agreement, that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, or (ii) from and after the date of this Agreement, that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and each of its Subsidiaries have complied with, and are not in default under, and have not violated, any applicable Laws relating to Parent or any of its Subsidiaries, including all Laws related to Personal Data, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other Laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Parent Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(c) With such exceptions (i) since January 1, 2024 to the date of this Agreement, that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, or (ii) from and after the date of this Agreement, that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, none of Parent or any of its

Subsidiaries, or to the knowledge of Parent, any Representative or other person acting on behalf of Parent or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law, (iv) established or maintained any unlawful fund of monies or other assets of Parent or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Parent or any of its Subsidiaries or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Parent or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(d) As of the date of this Agreement, Parent maintains regulatory capital ratios that exceed the levels established for “well capitalized” institutions (under the relevant regulatory capital regulation of the institution’s primary Bank Regulator) and, as of the date of this Agreement, Parent has not received any notice from a Governmental Entity that its status as “well-capitalized” or that Parent’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

(e) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (i) Parent and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law; and (ii) none of Parent, any of its Subsidiaries, or to the knowledge of Parent, any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

4.13 Certain Contracts. Except, in each case, as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent:

(a) each Parent Contract is valid and binding on Parent or one of its Subsidiaries, as applicable, and is in full force and effect;

(b) each Parent Contract is enforceable against Parent or the applicable Subsidiary and, to the knowledge of Parent, the counterparty thereto (except as may be limited by the Enforceability Exceptions);

(c) Parent and each of its applicable Subsidiaries has performed all obligations required to be performed by it under each Parent Contract;

(d) to the knowledge of Parent, each third-party counterparty to each Parent Contract has complied with and performed all obligations required to be performed by it under such Parent Contract;

(e) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a breach or default on the part of Parent or any of its Subsidiaries or, to the knowledge of Parent, any counterparty thereto, under any such Parent Contract; and

(f) neither Parent nor any Subsidiary of Parent has received or delivered any notice of violation, cancellation or termination of any Parent Contract.

For purposes of this agreement, “Parent Contract” means any material written or oral contract, subcontract, option, pledge, commitment, note, bond, mortgage, indenture, guarantee, deed of trust, lease, sublease, equipment lease, license, indemnity, warranty, sale or purchase order or other agreement or binding arrangement, entered into by Parent or any of its Subsidiaries.

4.14 Agreements with Governmental Entities.

(a) As of the date of this Agreement, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other Order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order by, in each case, any Governmental Entity with such exceptions that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. As of the Closing Date, neither Parent nor any of its Subsidiaries have become subject to any cease-and-desist or other Order issued by, or have become a party to any written agreement, consent agreement or memorandum of understanding with, or have become a party to any commitment letter or similar undertaking to, or have become subject to any Order by, in each case, any Governmental Entity, with such exceptions that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Since January 1, 2024 to the date of this Agreement, neither Parent nor any of its Subsidiaries (i) has been ordered to pay any civil money penalty by any Governmental Entity, (ii) has been a recipient of any supervisory letter from any Governmental Entity, or (iii) has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity that currently restrict, or would reasonably be expected to restrict, in any material respect, the conduct of its business or that relate to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each of this clause (iii), whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), in each case of the foregoing clauses (i) – (iii), with such exceptions that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. From and after the date of this Agreement, neither Parent nor any of its Subsidiaries (A) has been ordered to pay any civil money penalty by any Governmental Entity, (B) has been a recipient of any supervisory letter from any Governmental Entity, or (C) has adopted any Parent Regulatory Agreement, in each case of the foregoing clauses (A) – (C), with such exceptions that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(c) Since January 1, 2024 to the date of this Agreement, neither Parent nor any of its Subsidiaries has been advised in writing by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement, with such exceptions that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. From and after the date of this Agreement, neither Parent nor any of its Subsidiaries has been advised in writing by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement, with such exceptions that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(d) Since January 1, 2024 to the date of this Agreement, Parent and its Subsidiaries are in compliance with each Parent Regulatory Agreement to which any of them is a party or is subject and Parent and its Subsidiaries have not received any written notice from any Governmental Entity indicating that Parent or any of its Subsidiaries is not in compliance with any Parent Regulatory Agreement, in each case with such exceptions that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. From and after the date of this Agreement, Parent and its Subsidiaries are in compliance with each Parent Regulatory Agreement to which any of them is a party or is subject and Parent and its Subsidiaries have not received any written notice from any Governmental Entity indicating that Parent or any of its Subsidiaries is not in compliance with any Parent Regulatory Agreement, in each case with such exceptions that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

4.15 Risk Management Instruments. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent

(a) all Derivative Contracts, whether entered into for the account of Parent, any of its Subsidiaries or for the account of a customer of Parent or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Entity and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Parent or one of its Subsidiaries enforceable against Parent or its applicable Subsidiary and, to the knowledge of Parent, the counterparty thereto, in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect;

(b) Parent and each of its Subsidiaries have duly performed all of their obligations under each Derivative Contract to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder; and

(c) each such Derivative Contract has been reflected in the books and records of Parent and such Subsidiaries in accordance with GAAP consistently applied, and each Derivative Contract is evidenced by customary and appropriate documentation (including an ISDA master agreement and long-form confirmation).

4.16 Environmental Matters. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent:

(a) Parent and its Subsidiaries are in compliance, and since January 1, 2024, have complied with all Environmental Laws.

(b) There are no written notices of violations or Actions, or, to the knowledge of Parent, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Parent or any of its Subsidiaries of any liability or obligation arising under any applicable Environmental Law, pending or, to the knowledge of Parent, threatened against Parent.

(c) To the knowledge of Parent, there are no acts or omissions by Parent or any of its Subsidiaries that give rise to, or are reasonably likely to give rise to, liabilities under Environmental Laws, and there is no reasonable basis for any Action that would impose any liability or obligation under applicable Environmental Laws.

(d) Parent is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of understanding by or with any Governmental Entity or third party imposing any liability or obligation pursuant to Environmental Laws.

4.17 Investment Securities and Commodities.

(a) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, each of Parent and its Subsidiaries has good and valid title to all securities and commodities owned by it (except those sold under repurchase agreements as reflected in the Parent Reports), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Parent or its Subsidiaries and (ii) such securities and commodities are carried on the books of Parent at values determined in accordance with GAAP.

(b) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that

Parent believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Parent has made available to the Company the terms of such policies, practices and procedures. Since January 1, 2024, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its Subsidiaries have been in compliance with the terms of such policies, practices and procedures.

4.18 Real Property. Parent or a Subsidiary of Parent (a) has good and marketable title to all material real property owned by Parent and its Subsidiaries (collectively, “Parent Owned Property”) (except properties sold or otherwise disposed of in accordance with Sections 5.1 and 5.3), free and clear of all Liens (except Permitted Encumbrances) and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Parent Reports or established after the date thereof which are material to Parent and its Subsidiaries on a consolidated basis (collectively, the “Parent Leased Property” and, with the Parent Owned Property, the “Parent Real Property”), free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Parent, the lessor. Neither Parent nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any person a right to use or occupy all or any portion of any Parent Real Property. There are no pending or, to the knowledge of Parent, threatened condemnation or eminent domain proceedings against Parent Real Property.

4.19 Intellectual Property; Parent Systems.

(a) Parent and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all material Intellectual Property used in the conduct of its business as currently conducted. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent: (i) (A) to the knowledge of Parent, the use or other exploitation of any Intellectual Property by Parent and its Subsidiaries, and the operation of the businesses of Parent and its Subsidiaries, do not infringe, misappropriate or otherwise violate the Intellectual Property rights of any person and are in accordance with any applicable license pursuant to which Parent or any of its Subsidiaries acquired the right to use any Intellectual Property, and (B) since January 1, 2024, no person has asserted in writing to Parent or any of its Subsidiaries that Parent or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any person; (ii) to the knowledge of Parent, no person is infringing on or otherwise violating any right of Parent or any of its Subsidiaries with respect to any Intellectual Property owned (or purported to be owned) by Parent or its Subsidiaries (collectively, “Parent Intellectual Property”); (iii) since January 1, 2024, neither Parent nor any of its Subsidiaries has received any written notice of any claim with respect to any Intellectual Property owned by Parent or any of its Subsidiaries, including any challenges to the validity, ownership or enforceability of such Intellectual Property; (iv) Parent and its Subsidiaries have taken reasonable actions that are designed to safeguard their material trade secrets and other material confidential information; and (v) all former and current employees, consultants and independent contractors of Parent or its Subsidiaries who have contributed to or participated in the conception and development of material Intellectual Property for such entities have entered into enforceable proprietary rights agreements with such entities, vesting ownership of such Intellectual Property in Parent or its Subsidiaries, except as otherwise vested in Parent or its Subsidiaries by operation of Law.

(b) The computer, information technology and data processing systems, facilities and services used by Parent or its Subsidiaries, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Parent Systems”), are reasonably sufficient for the conduct of the respective businesses of Parent and its Subsidiaries as currently conducted and the Parent Systems are in sufficiently good working condition to perform all computing, information technology and data processing operations reasonably necessary for the operation of the respective businesses of Parent and its Subsidiaries as currently conducted, in each case, except for such failures to be reasonably sufficient or in sufficiently good working condition that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, to the knowledge of Parent, since January 1, 2024, no third party has gained unauthorized access to any Parent Systems owned or controlled by Parent or any of its Subsidiaries. Parent and its Subsidiaries have taken reasonable steps and implemented reasonable safeguards that are designed (i) to protect the Parent Systems from unauthorized access and from disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials and (ii) for the purpose of reasonably mitigating the risks of cybersecurity breaches and attacks. Each of Parent and its Subsidiaries has in all material respects implemented reasonably appropriate backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards that are designed to reasonably mitigate the risk of a material disruption to the operation of the respective businesses of Parent and the Parent Subsidiaries as currently conducted.

(c) Each of Parent and its Subsidiaries has (i) complied in all material respects with all of its published privacy and data security policies and internal written privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of Personal Data and (ii) taken reasonable measures that are designed to ensure that all Personal Data in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse. To the knowledge of Parent and its Subsidiaries, since January 1, 2024, there has been no material loss, damage, or unauthorized access, use, modification, or other misuse of any such information by Parent or any of its Subsidiaries and no claims or actions have been asserted or, to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries alleging a violation of a person’s privacy, personal or confidentiality rights under any applicable laws or contracts, that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, all uses of AI Technologies by Parent and its Subsidiaries are, and have been since January 1, 2024, in compliance with all applicable binding industry standards, contractual obligations of Parent and its Subsidiaries and Parent’s or its Subsidiaries’ published policies. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its Subsidiaries do not use and have not used since January 1, 2024, and to the knowledge of Parent or its Subsidiaries, no third party acting on behalf of Parent or its Subsidiaries, uses or has used since January 1, 2024, any (A) Personal Data as inputs or prompts in connection with any AI Technologies, except to the extent permitted under applicable laws or contractual obligations; (B) works of authorship as inputs or prompts in connection with any AI Technologies, except to the extent authorized by the owners or licensors of the Intellectual Property rights therein; or (C) any training data that was obtained, directly or indirectly, through an act of misappropriation, misrepresentation, unlawful means or unauthorized “web scraping”.

4.20 Related Party Transactions. Since January 1, 2024, there have been no material transactions, agreements, arrangements or understandings (or series of related material transactions, agreements, arrangements or understandings), nor are there any currently proposed material transactions, agreements, arrangements or understandings (or series of related material transactions, agreements, arrangements or understandings) between (a) Parent or any of its Subsidiaries, on the one hand, and (b) (x) (i) any current or former director, or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of its Subsidiaries or (ii) any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Parent Common Stock or (y) any affiliates or immediate family members of any of the persons referenced in clause (x), on the other hand.

4.21 Takeover Statute. The Parent Board has approved this Agreement, the Parent Support Agreements and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Statutes.

4.22 Reorganization. Neither Parent nor any of its Subsidiaries has taken any action, and to the knowledge of Parent there are no facts or circumstances that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.23 Opinion. Prior to the execution of this Agreement, the Parent Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed in a written opinion, dated the same date) of KBW to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to Parent. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.24 Parent Information. The information relating to Parent, its Subsidiaries and its and their respective directors and officers that is provided by Parent or its Representatives to the Company or its Representatives to be contained in the Joint Proxy Statement and the S-4 or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

4.25 Loan Portfolio.

(a) As of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to any Loans in which Parent or any of its Subsidiaries is a creditor and that, as of September 30, 2025, had an outstanding balance of $1,000,000 or more under the terms of which the obligor was, as of September 30, 2025, over ninety (90) days or more delinquent in payment of principal or interest.

(b) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, to the knowledge of Parent each Loan of Parent and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Parent and its Subsidiaries as secured Loans, has been secured by Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by the Enforceability Exceptions).

(c) To the knowledge of Parent, since January 1, 2024, each outstanding Loan of Parent and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and currently is administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes and other credit and security documents, the written underwriting standards of Parent and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all Laws.

(d) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, none of the agreements pursuant to which Parent or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e) To the knowledge of Parent, there are no outstanding Loans made by Parent or any of its Subsidiaries to any “executive officer” or any other “insider” (as each such term is defined in 12 C.F.R. Part 215 promulgated by the Federal Reserve Board) of Parent or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with 12 C.F.R. Part 215 or that are exempt therefrom.

4.26 Insurance. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, to the knowledge of Parent:

(a) Parent and its Subsidiaries are insured with reputable insurers against such risks and in such amounts that management of Parent has reasonably determined to be prudent, sufficient and consistent with industry practice,

(b) Parent and its Subsidiaries are in compliance with their insurance policies, and are not in default under any term thereof,

(c) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Parent and its Subsidiaries, Parent or the relevant Subsidiary thereof is the sole beneficiary of such policies, and

(d) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.27 No Broker Dealers. Neither Parent nor any of its Subsidiaries is required to be registered, licensed, qualified or authorized, as a broker-dealer under the Exchange Act or under any other applicable Law.

4.28 Investment Agreement.

(a) Parent has made available to the Company a true, correct and complete copy of the Investment Agreement (including any schedules, exhibits or attachments thereto). The Investment Agreement has not been amended or modified in any manner and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect by any party thereto, and no such termination, reduction, withdrawal or rescission is contemplated by Parent or to Parent’s knowledge, the Investor, in each case, except for amendments after the date hereof that are permitted by Section 6.21(a) of this Agreement.

(b) As of the date of this Agreement, the Investment Agreement is in full force and effect and constitutes the valid, binding and enforceable obligation of Parent and to Parent’s knowledge, the Investor, enforceable in accordance with its terms (subject to the Enforceability Exceptions). There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing contemplated by the Investment Agreement (including, without limitation, in any agreement or document referenced in or ancillary to the Investment Agreement), other than the conditions precedent set forth in the Investment Agreement or this Agreement (such conditions precedent, the “Financing Conditions”). As of the date of this Agreement and assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2 of this Agreement as well as the satisfaction of the other Financing Conditions, Parent has no reason to believe that the entire amount of the Equity Financing contemplated by the Investment Agreement will not be available to Parent on the Closing Date. Assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2 of this Agreement, Parent has no reason to believe that any of the Financing Conditions will not be satisfied on or prior to the Closing Date.

(c) There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to Equity Financing that would reasonably be expected to adversely affect the conditionality, availability or amount of the Equity Financing contemplated by the Investment Agreement.

4.29 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Parent in this Article IV, neither Parent nor any other person has made, makes or is authorized to make any express or implied representation or warranty with respect to Parent, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby expressly disclaims any such other representations or warranties, whether express or implied, at law or in equity, and the Company hereby expressly disclaims reliance on any other such representation or warranty, express or implied, at law or in equity. In particular, without limiting the foregoing disclaimer, neither Parent nor any other person has made, makes or is authorized to make any representation or warranty to the Company or any of its affiliates or its or their respective Representatives with respect to (i) any financial projection, forecast, estimate, budget, prospective information, teaser, confidential information memorandum, presentation or other similar materials relating to Parent, any of its

Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or (ii) except for the representations and warranties made by Parent in this Article IV, any oral or written information presented to the Company or any of its affiliates or its or their respective Representatives in the course of their due diligence investigation of Parent or its Subsidiaries, the negotiation of this Agreement or in the course of the transactions contemplated hereby. None of Parent, any of its Subsidiaries, their affiliates, their respective Representatives or any other person will have, or will be subject to, any liability or other obligation to the Company, any of its Subsidiaries, their affiliates or their respective Representatives or any other person resulting from the Company’s use of, or the use by any of its affiliates or its or their respective Representatives of, any such information to the extent it or its subject matter (solely to the extent the content of such subject matter is also the content of the subject of an express representation and warranty in this Article IV) is not also an express representation and warranty made by Parent in this Article IV.

(b) Parent acknowledges and agrees that neither the Company nor any other person has made, makes or is authorized to make any express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business of Parent and Company Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as expressly contemplated by this Agreement (including as set forth in the Parent Disclosure Schedule or Company Disclosure Schedule, as applicable), as required by Law or as consented to in writing by the other party (which consent shall not be unreasonably withheld, conditioned or delayed), each party shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course in all material respects and (b) use its commercially reasonable efforts to maintain and preserve intact its business organization, employees, independent contractors and advantageous customer and other business relationships.

5.2 Company Forbearances. During the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as expressly contemplated by this Agreement (including as set forth in the Company Disclosure Schedule), as required by Law or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to:

(a) other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of the Company or any of its wholly-owned Subsidiaries to the Company or any of its other Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include (i) the incurrence of indebtedness by the Company and its wholly owned Subsidiaries in alignment with the Company’s and/or such Subsidiaries’ current policies and practices and with the goal of ensuring the Company and such wholly owned Subsidiaries are compliant with internal policies, Board guidelines, and regulatory parameters, (ii) the acquisition of borrowings with the Federal Home Loan Bank, the Federal Reserve Bank or other wholesale lenders, (iii) the creation of deposit liabilities, including any short term brokered deposits (with the phrase “short term” in the context of this Section 5.2(a) to mean having a maturity of less than twelve (12) months), (iv) issuances of letters of credit, purchases of federal funds, sales of certificates of deposit and (v) entry into repurchase agreements, in each case of clauses (i) through (v), in the ordinary course of business;

(b)

(i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare, pay or set a record date for any dividend or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities (except (A) regular quarterly cash dividends by the Company at a rate not in excess of $0.22 per share of Company Common Stock, (B) dividends paid by any wholly-owned Subsidiary of the Company to the Company or any of its other wholly-owned Subsidiaries, (C) regular distributions on outstanding trust preferred securities in accordance with their terms or (D) the acceptance of shares of Company Common Stock for withholding taxes incurred in connection with the vesting or settlement of the Company Equity Awards and dividend equivalents thereon, if any, in each case, in the ordinary course of business and consistent with the terms of any applicable award agreements);

(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock, restricted shares or other equity or equity-based awards or interests (except as set forth on Section 5.2(b)(iii) of the Company Disclosure Schedule); or

(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding (including by issuing any shares of Company Common Stock that are held as “treasury shares” as of the date of this Agreement) any additional shares of capital stock or other equity or voting securities or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for or valued by reference to, any shares of its capital stock or other equity or voting securities, including any securities of the Company or any of its Subsidiaries, or any options, warrants or other rights of any kind to acquire any shares of its capital stock or other equity or voting securities, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards outstanding as of the date of this Agreement or pursuant to the exercise, vesting or settlement of any new awards that are permitted to be granted by this Section 5.2 after the date of this Agreement, in each case, in accordance with their terms;

(c) (i) sell, transfer, mortgage, encumber or otherwise dispose of all or any substantial portion of its assets or businesses to any individual, corporation or other entity other than a wholly-owned Subsidiary of the Company, (ii) abandon or allow to lapse any material properties or assets, or (iii) cancel, release or assign any material indebtedness to which it or any Subsidiary of the Company is a party, in each case of clauses (i) through (iii), other than in the ordinary course of business;

(d) except for foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case, in the ordinary course of business, make any material investment in or material acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any new business or all or any substantial portion of the equity interests or assets of any other person;

(e) purchase any bank owned life insurance, except as required for an exchange or restructuring of any existing bank owned life insurance program;

(f) except for transactions in the ordinary course of business, (i) terminate, (other than any expiration of the term of any Company Contract) materially amend, or waive any material provision of, any Company Contract, (ii) make any material change in any Company Contract (other than normal renewals of Company Contracts without material adverse changes to terms with respect to the Company or its Subsidiaries) or

(iii) enter into any contract, arrangement, commitment or understanding (whether written or oral) that would constitute a Company Contract if it were in effect on the date of this Agreement pursuant to the following clauses of Section 3.13(a), in each case (unless otherwise indicated) disregarding any monetary thresholds set forth in such clauses in Section 3.13(a) and instead applying the monetary thresholds and other restrictions described in this Section 5.2(f)(iii) (if any): (A) clause (i) of Section 3.13(a) (unless the subject matter of such Company Contract is permitted by another subsection of this Section 5.2(f); (B) clause (ii), (iii), (v), or (viii) of Section 3.13(a); (C) clause (iv) of Section 3.13(a), if in an amount that exceeds $1,000,000; (D) clause (vi) of Section 3.13(a), if involving payments in excess of $200,000 in respect of any single Action or $600,000 in the aggregate (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by the Company in respect thereof); (E) clause (vii) of Section 3.13(a), if involving payments in excess of $1,000,000 (in respect of each acquisition or disposition) or containing material ongoing obligations of or restrictions on the Company or any of its Subsidiaries; and (F) clause (ix), (x), or (xi) of Section 3.13(a), if involving payments in excess of $1,000,000 per license, contract, arrangement, commitment or understanding (whether written or oral);

(g) except as required pursuant to the terms of any Company Benefit Plan or Company Contract as in effect on the date of this Agreement, (i) except in the ordinary course of business, establish, adopt, enter into, amend in any material respect or terminate any Company Benefit Plan; (ii) grant any material increases in the base salaries (or base wage rates) (and corresponding increases in incentive compensation opportunities) of any officers, directors, employees and consultants of the Company or any of its Subsidiaries, other than any increases in base salaries (or base wage rates) (and corresponding increases in incentive compensation opportunities) in the ordinary course of business that do not exceed fifteen percent (15%) for any individual or three and one-half percent (3.5%) in the aggregate for all employees (provided, that no such increases in annual base salaries will be made to any officer at the level of Senior Executive Vice President or higher); (iii) hire (or promote) (other than as a replacement hire or promotion below the level of Senior Executive Vice President) or terminate (other than for cause) any employee of the Company or any of its Subsidiaries, except the Company or any of its Subsidiaries may hire, promote, or terminate in the ordinary course of business any employee of the Company or any of its Subsidiaries in a position below the level of Senior Executive Vice President, provided that the Company shall use commercially reasonable efforts to give the Chief Executive Officer of Parent (or his designee) reasonable advance notice in writing prior to the effective date of such hiring, promotion or termination (provided such notice shall not be required to comply with the terms of Section 9.5); (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, except as set forth in Section 5.2(b)(iii) or Section 5.2(g) of the Company Disclosure Schedule; (v) (x) grant any equity or equity-based awards, except as set forth in Section 5.2(b)(iii) of the Company Disclosure Schedule or (y) accelerate the vesting of any equity or equity-based awards or other compensation, except for accelerated vesting that is required by the terms of any award or other Company Benefit Plan or Company Contract, in each case, in effect as of the date of this Agreement or the terms of any award permitted to be granted following the date of this Agreement; (vi) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, or similar agreement or arrangement, except as set forth in Section 5.2(g) of the Company Disclosure Schedule; (vii) fund any rabbi trust or similar arrangement; or (viii) waive, release or limit any Restrictive Covenant obligation of any current or former employee or contractor of the Company or any of its Subsidiaries;

(h) (i) modify, extend, or enter into any collective bargaining agreement or any other labor-related agreements or arrangements with any labor or trade union, labor organization or group of employees, or (ii) recognize or certify any labor or trade union, labor organization, or group of employees as the bargaining representative of its employees or the employees of any of its Subsidiaries;

(i) settle any Action against the Company or any of its Subsidiaries, except for any settlement in the ordinary course of business that involves solely monetary remedies not in excess of $200,000 individually or $600,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments received by the Company in respect thereof);

(j) knowingly take any action or knowingly fail to take any action, where such action or failure to act would prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(k) amend the Company Certificate, Company Bylaws or comparable governing or organizational document of any of its material Subsidiaries;

(l) merge or consolidate itself or any of its Subsidiaries with any other person other than another wholly owned Subsidiary of the Company, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its Subsidiaries (other than with respect to any wholly-owned Subsidiary (other than the Company Bank) where the remaining assets or proceeds of any liquidation (as applicable) are delivered only to other wholly-owned Subsidiaries);

(m) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade or purchase any security rated below investment grade;

(n) implement or adopt any change in its accounting principles, practices or methods, other than as may be required from time to time by GAAP or any Bank Regulator;

(o) except as set forth in Section 5.2(o) of the Company Disclosure Schedule, (i) enter into any new line of business or change in any material respect its policies related to lending, pricing, investment, originating, underwriting, acquiring, selling, deposit pricing, risk and asset liability management and other banking and operating, hedging, securitization and servicing matters (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), in each case, except as required by applicable Law or by any Bank Regulator or (ii) make any loans or extensions of credit or grant additional credit to a current borrower, or any renewals thereof, except in the ordinary course of business; provided that the Company’s monthly lending policy exception levels shall remain consistent with the Company’s monthly lending policy exception levels over the twenty-four (24) month period ending on the date of this Agreement (and determined on a monthly average basis over such period); provided, further, that other than with respect to any renewals of any loans outstanding as of the date of this Agreement on materially similar terms (which, for the avoidance of doubt, shall not be subject to the limitations set forth in this proviso), (A) any individual unsecured loan or unsecured extension of credit, or grant of additional unsecured credit (regardless whether to the same borrower as other loans made by the Company), in each case, in excess of $8,000,000 that is not as of the date of this Agreement approved and committed (a schedule of which approved and committed loans has been made available to Parent) or (B) any individual secured loan or secured extension of credit or grant of additional secured credit (regardless whether to the same borrower as other loans made by the Company), in each case, in excess of $20,000,000 that is not as of the date of this Agreement approved and committed (a schedule of which approved and committed loans has been made available to Parent) shall require the prior written approval of the Chief Credit Officer of Parent or another officer designated in writing by Parent, which approval or rejection must be given in writing (e-mail to suffice) to the officer of the Company designated for such purpose in the Company’s request for consent within forty-eight (48) hours after the loan package is delivered by email or other written form of delivery to such individual, otherwise such Company request shall be deemed approved;

(p) make or authorize any capital expenditures in excess of $100,000 individually or $300,000 in the aggregate, other than (i) pursuant to binding commitments existing on the date of this Agreement (true, correct and complete copies of which have been made available to Parent and are listed in Section 5.2(p) of the Company Disclosure Schedule); (ii) expenditures necessary to maintain existing assets in good repair; (iii) capital expenditures set forth on those projected or future budgets made available to Parent and set forth in Section 5.2(p) of the Company Disclosure Schedule; and (iv) those other capital expenditures set forth on Section 5.2(p) of the Company Disclosure Schedule;

(q) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, settle or compromise any material Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, grant any power of attorney with respect to material Taxes, surrender any right to claim a material refund of material Taxes, enter into any closing agreement with respect to a material amount of Taxes, refund or amend any material Tax Return or surrender any material right to claim a refund of Taxes;

(r) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries, except in each case for any such action (i) in the ordinary course of business or (ii) in connection with the completion and opening of those branch locations set forth on Section 5.2(r) of the Company Disclosure Schedule;

(s) materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets of the Company or any of its Subsidiaries;

(t) sell, assign, license, transfer or otherwise dispose of, cancel, abandon or allow to lapse or expire any material Company Intellectual Property, except for (i) non-exclusive licenses, sublicenses or covenants not to sue granted in the ordinary course of business or (ii) cancellations, abandonments, lapses or expirations of Company Intellectual Property at the end of such Company Intellectual Property’s statutory term; or

(u) agree to do any of the foregoing. For the avoidance of doubt, notwithstanding anything to the contrary contained in this Agreement or otherwise (but subject to the immediately following sentence), if any action or omission by the Company or any of its Subsidiaries, in of itself, is permitted by the terms of any of clauses (a) through (u) of this Section 5.2 (including if set forth on the Company Disclosure Schedule), then such action or omission, in of itself, shall be deemed to be permitted for all purposes under the terms of this Section 5.2 even if another clause of this Section 5.2 purportedly restricts any such action or omission. Notwithstanding the foregoing, any action or omission appurtenant to the action or omission deemed permitted pursuant to the immediately preceding sentence, shall not automatically be deemed permitted pursuant to the immediately preceding sentence, and must, in of itself, be permitted pursuant to a clause of Section 5.2.

5.3 Parent Forbearances. During the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as expressly contemplated by this Agreement (including as set forth in the Parent Disclosure Schedule), as required by Law or as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall not permit any of its Subsidiaries to:

(a) other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Parent or any of its wholly-owned Subsidiaries to Parent or any of its other Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include (i) the incurrence of indebtedness by Parent and its wholly owned Subsidiaries in alignment with Parent’s and/or such Subsidiaries’ current policies and practices and with the goal of ensuring Parent and such wholly owned Subsidiaries are compliant with internal policies, Board guidelines, and regulatory parameters, (ii) the acquisition of borrowings with the Federal Home Loan Bank, the Federal Reserve Bank or other wholesale lenders, (iii) the creation of deposit liabilities, including any short term brokered deposits (with the phrase “short term” in the context of this Section 5.3(a) to mean having a maturity of less than twelve (12) months), (iv) issuances of letters of credit, purchases of federal funds, sales of certificates of deposit and (v) entry into repurchase agreements, in each case of clauses (i) through (v), in the ordinary course of business;

(b)

(i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare, pay or set a record date for any dividend or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities (except (A) regular quarterly cash dividends by Parent at a rate not in excess of $0.20 per share of Parent Common Stock, (B) dividends paid by any wholly-owned Subsidiary of Parent to Parent or any of its other wholly-owned Subsidiaries, (C) regular distributions on outstanding trust preferred securities in accordance with their terms or (D) the acceptance of shares of Parent Common Stock for withholding taxes incurred in connection with the vesting or settlement of the Parent Equity Awards and dividend equivalents thereon, if any, in each case, in the ordinary course of business and consistent with the terms of any applicable award agreements);

(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock, restricted shares or other equity or equity-based awards or interests (except as set forth on Section 5.3(b)(iii) of Parent Disclosure Schedule); or

(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding (including by issuing any shares of Parent Common Stock that are held as “treasury shares” as of the date of this Agreement) any additional shares of capital stock or other equity or voting securities or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for or valued by reference to, any shares of its capital stock or other equity or voting securities, including any securities of Parent or any of its Subsidiaries or any options, warrants or other rights of any kind to acquire any shares of its capital stock or other equity or voting securities, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards outstanding as of the date of this Agreement or pursuant to the exercise, vesting or settlement of any new awards that are permitted to be granted by this Section 5.3 after the date of this Agreement, in each case, in accordance with their terms;

(c) (i) sell, transfer, mortgage, encumber or otherwise dispose of all or any substantial portion of its assets or businesses to any individual, corporation or other entity other than a wholly-owned Subsidiary of Parent, (ii) abandon or allow to lapse any material properties or assets, or (iii) cancel, release or assign any material indebtedness to which it or any Subsidiary of Parent is a party, in each case of clauses (i) through (iii), other than in the ordinary course of business;

(d) except for foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business, make any material investment in or material acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any new business or all or any substantial portion of the equity interests or assets of any other person;

(e) purchase any bank owned life insurance, except as required for an exchange or restructuring of any existing bank owned life insurance program;

(f) except for transactions in the ordinary course of business, (i) terminate, (other than any expiration of the term of any Parent Contract) materially amend, or waive any material provision of, any Parent Contract, (ii) make any material change in any Parent Contract (other than normal renewals of Parent Contracts without material adverse changes to terms with respect to Parent or its Subsidiaries) or (iii) enter into any contract, arrangement, commitment or understanding (whether written or oral) that (A) would constitute a Parent Contract if it were in effect on the date of this Agreement and (B) that involves payments in excess of $2,500,000 or more;

(g) [RESERVED];

(h) (i) modify, extend, or enter into any collective bargaining agreement or any other labor-related agreements or arrangements with any labor or trade union, labor organization or group of employees, or (ii) recognize or certify any labor or trade union, labor organization, or group of employees as the bargaining representative of its employees or the employees of any of its Subsidiaries;

(i) settle any Action against Parent or any of its Subsidiaries, except for any settlement in the ordinary course of business that involves solely monetary remedies not in excess of $500,000 individually or $1,000,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments received by Parent in respect thereof);

(j) knowingly take any action or knowingly fail to take any action, where such action or failure to act would prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(k) amend the Parent Certificate, Parent Bylaws or comparable governing or organizational document of any of its material Subsidiaries;

(l) merge or consolidate itself or any of its Subsidiaries with any other person other than another wholly owned Subsidiary of Parent, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its Subsidiaries (other than with respect to any wholly-owned Subsidiary (other than Merger Sub and Parent Bank) where the remaining assets or proceeds of any liquidation (as applicable) are delivered only to other wholly-owned Subsidiaries);

(m) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade or purchase any security rated below investment grade;

(n) implement or adopt any change in its accounting principles, practices or methods, other than as may be required from time to time by GAAP or any Bank Regulator;

(o) (i) enter into any new line of business or change in any material respect its policies related to lending, pricing, investment, originating, underwriting, acquiring, selling, deposit pricing, risk and asset liability management and other banking and operating, hedging, securitization and servicing matters (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), in each case, except as required by applicable Law or by any Bank Regulator or (ii) make any loans or extensions of credit or grant additional credit to a current borrower, or any renewals thereof, except in the ordinary course of business; provided that Parent’s monthly lending policy exception levels shall remain consistent with Parent’s monthly lending policy exception levels over the twenty-four (24) month period ending on the date of this Agreement (and determined on a monthly average basis over such period); provided, further, that any individual unsecured loan or unsecured extension of credit, or grant of additional unsecured credit (regardless whether to the same borrower as other loans made by Parent), in each case, in excess of $10,000,000 that is not as of the date of this Agreement approved and committed (a schedule of which approved and committed loans has been made available to the Company) or any individual secured loan or secured extension of credit or grant of additional secured credit (regardless whether to the same borrower as other loans made by Parent ), in each case, in excess of $70,000,000 that is not as of the date of this Agreement approved and committed (a schedule of which approved and committed loans has been made available to the Company) shall require the prior written approval of the Chief Credit Officer of the Company or another officer designated in writing by the Company, which approval or rejection must be given in writing (e-mail to suffice) to the officer of Parent designated for such purpose in Parent’s request for consent within forty-eight (48) hours after the loan package is delivered by email or other written form of delivery to such individual, otherwise such Parent request shall be deemed approved;

(p) make or authorize any capital expenditures in excess of $2,500,000 in the aggregate, other than (i) pursuant to binding commitments existing on the date of this Agreement (true, correct and complete copies of which have been made available to the Company and are listed in Section 5.3(p) of the Parent Disclosure Schedule); (ii) expenditures necessary to maintain existing assets in good repair; (iii) capital expenditures set forth on those projected or future budgets made available to the Company and set forth in Section 5.3(p) of the Parent Disclosure Schedule; and (iv) those other capital expenditures set forth on Section 5.3(p) of the Parent Disclosure Schedule;

(q) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, settle or compromise any material Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, grant any power of attorney with respect to material Taxes, surrender any right to claim a material refund of material Taxes, enter into any closing agreement with respect to a material amount of Taxes, refund or amend any material Tax Return or surrender any material right to claim a refund of Taxes;

(r) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries, except in each case for any such action in the ordinary course of business;

(s) materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets of the Parent or any of its Subsidiaries;

(t) sell, assign, license, transfer or otherwise dispose of, cancel, abandon or allow to lapse or expire any material Parent Intellectual Property, except for (i) non-exclusive licenses, sublicenses or covenants not to sue granted in the ordinary course of business or (ii) cancellations, abandonments, lapses or expirations of Parent Intellectual Property at the end of such Parent Intellectual Property’s statutory term; or

(u) agree to do any of the foregoing.

For the avoidance of doubt, notwithstanding anything to the contrary contained in this Agreement or otherwise (but subject to the immediately following sentence), if any action or omission by Parent or any of its Subsidiaries, in of itself, is permitted by the terms of any of clauses (a) through (u) of this Section 5.3 (including if set forth on the Parent Disclosure Schedule), then such action or omission, in of itself, shall be deemed to be permitted for all purposes under the terms of this Section 5.3 even if another clause of this Section 5.3 purportedly restricts any such action or omission. Notwithstanding the foregoing, any action or omission appurtenant to the action or omission deemed permitted pursuant to the immediately preceding sentence, shall not automatically be deemed permitted pursuant to the immediately preceding sentence, and must, in of itself, be permitted pursuant to a clause of Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 S-4; Joint Proxy Statement.

(a) Parent and the Company agree to cooperate in the preparation of the (i) Joint Proxy Statement and (ii) S-4 (in which the Joint Proxy Statement will be included as a prospectus), including (A) by promptly providing to the other party all non-privileged information concerning itself and its affiliates as may be reasonably requested by the other in connection with the preparation of the Joint Proxy Statement and S-4 and required by Law or requested by the SEC for inclusion in the applicable filing or any amendments or supplements thereto and (B) by considering in good faith the views of the other party and its counsel in connection with the contents of such filings. For the avoidance of doubt, unless prohibited by applicable Law and to the extent reasonably practicable in light of timing constraints (if any) requiring that a filing, response to requests or reply to comments be filed or submitted before a specific time, neither the Company nor Parent will file any documents, or any amendments or supplements thereto, or provide any responses to requests for additional information by and replies to comments of the SEC, in each case in connection with the transactions contemplated by this Agreement, without first providing the non-filing party and its counsel a reasonable opportunity to review and comment thereon and considering in good faith any comments from the non-filing Party or its counsel; provided, further, that the filing party consider in good faith including such reasonable additions, deletions or changes timely suggested by the non-filing party or its counsel to the extent relating to information concerning such non-filing party or its affiliates in such filing. Each of Parent and the Company shall provide the other party and its counsel a copy of all non-public SEC filings made by such party.

(b) Each Party shall use commercially reasonable efforts to prepare the S-4 (with the Joint Proxy Statement included as a prospectus) for filing with the SEC by Parent as promptly as practicable after the date of this Agreement (and in any event within forty five (45) calendar days after the date of this Agreement). Each Party shall use its commercially reasonable efforts to have the S-4 declared effective by the SEC as promptly as practicable after its filing and to keep the S-4 effective as long as is necessary to consummate the Mergers and the transactions contemplated by this Agreement. As soon as practicable following the S-4 (including the Joint Proxy Statement included therein) “clearing” comments from the SEC and becoming effective, Parent and the Company shall each mail and deliver such Joint Proxy Statement in definitive form to their respective stockholders. With respect to any opinions, consents and letters required in connection with the S-4 and the Joint Proxy Statement, each of Parent and the Company shall obtain appropriate opinions, consents, and letters from its financial advisor and/or independent auditors and/or, in the case of the Company, persons to be named as directors of Parent following the Closing, as may be required in connection with the S-4 and Joint Proxy Statement. Parent agrees to use commercially reasonable efforts to obtain any necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(c) Parent shall promptly notify the Company of when the S-4 has become effective, when any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Parent Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the S-4 or for additional information.

(d) Parent and the Company shall, upon request, furnish each other with all non-privileged information concerning themselves and their respective Subsidiaries, directors, officers and stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Mergers, the Bank Merger and the other transactions contemplated by this Agreement. Each of the Company and Parent shall correct any information provided by it (or its affiliates) for use in the S-4 or the Joint Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Mergers, the Bank Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable if and to the extent such information is discovered to contain any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e) Each of Parent and the Company shall cooperate with the other to cause the S-4 and Joint Proxy Statement to comply, in each case, in all material respects with the applicable provisions of the Securities Act and the Exchange Act and their implementing rules and regulations; provided that (i) Parent agrees that except with respect to any information supplied by the Company or its Representatives for inclusion or incorporation by reference in the Joint Proxy Statement, the S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder and (ii) the Company agrees that except with respect to any information supplied by Parent or its Representatives for inclusion or incorporation by reference in the Joint Proxy Statement, the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder. Each of Parent and the Company shall promptly notify the other party upon the receipt of any comments (whether written or oral) from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the S-4, the Joint Proxy Statement, or for any other filing or any request from the SEC or its staff and of any request by the SEC or its staff or any other government officials for additional information. Each of Parent and the Company shall supply the other party with copies of all correspondence between such party or any of its Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the S-4, the Joint Proxy Statement, the Mergers, or any other filing. Parent and the Company shall cooperate with each other in responding to any comments or requests by the SEC or its staff or any government officials with respect to the S-4 or the Joint Proxy Statement. If at any time prior to the Parent Meeting or the Company Meeting there shall occur any event that should be disclosed in an amendment or supplement to the Joint Proxy Statement or the S-4, the Company and Parent shall use their commercially reasonable efforts to promptly prepare, file with the SEC and mail to the Company stockholders and Parent stockholders an amendment or supplement.

6.2 Regulatory Filings; Consents.

(a) The parties hereto shall cooperate with each other and use commercially reasonable efforts to promptly (and, in the case of the regulatory applications to the Federal Reserve Board, the OCC and the NYDFS, no later than thirty (30) days after the date of this Agreement) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Mergers, the Bank Merger and the Parent Share Issuance) and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities. Each of the Company and Parent shall cooperate and consult with each other in connection therewith, including by (i) furnishing any information and any reasonable undertaking or commitments that may be required to obtain the Requisite Regulatory Approvals, (ii) cooperating and consulting with each other in connection with any filing or submission with a Governmental Entity (provided that, for the avoidance of doubt, the Company’s and Parent’s obligations in respect of cooperation and consulting in respect of the S-4, the Joint Proxy Statement and any other filing with the SEC shall be governed by the terms and conditions of Section 6.1), including by allowing the other to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (iii) promptly informing the other of any substantive communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, (iv) permitting the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Entity with respect to the filings contemplated by this Section 6.2(a) and (v) responding as promptly as practicable and advisable to the requests of any Governmental Entity for documents and information. Notwithstanding anything to the contrary set forth in this Agreement, none of the Company, Parent, or any of their respective Subsidiaries shall be required to provide access to or to disclose (x) portions of any board and committee minutes that discuss any of the transactions contemplated by this Agreement and (y) information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege or the right to assert the work product doctrine of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. Each of the Company and Parent will use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of the Company and Parent shall consult with the other in advance of any substantive meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable Law. Notwithstanding the foregoing, the parties’ obligations under this Section 6.2(a) are, in each case, subject to Laws relating to the exchange of information (including with respect to confidential supervisory information) and subject to necessary redactions relating to confidential or sensitive information.

(c) Each party shall use its commercially reasonable efforts to respond to any request for information and to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby in each case in a reasonably prompt and timely matter, including the sale, divestiture or disposition of assets, properties or businesses of the parties or their respective Subsidiaries. Notwithstanding the foregoing or anything to the contrary in this Agreement, nothing contained herein shall be deemed to require Parent or the Company or any of their respective Subsidiaries, and neither Parent or the Company nor any of their respective Subsidiaries shall be permitted (without the written consent of the other), to take or refrain from taking any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the Requisite Regulatory Approvals that would reasonably be expected to have, individually or in the aggregate, a material adverse effect (measured on a scale relative to Parent and its Subsidiaries, taken as a whole) on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Mergers (a “Materially Burdensome Regulatory Condition”), it being agreed and understood any of the matters set forth in Section 6.2 of the Parent Disclosure Schedule and Company Disclosure Schedule shall be deemed a Materially Burdensome Regulatory Condition. As used herein, “Requisite Regulatory Approvals” means all regulatory authorizations, consents, permits, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) set forth in Section 3.4 or Section 4.4 that are necessary to consummate the transactions contemplated by this Agreement (including the Mergers and the Bank Merger) or those the failure of which to be obtained does not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation; provided that, notwithstanding the foregoing or anything to the contrary contained in this Agreement, the “Requisite Regulatory Approvals” shall in no event include any regulatory authorizations, consents, permits, orders or approvals (or the expiration or termination of statutory waiting periods in respect thereof) in each case to the extent required under the Investment Agreement or the transactions contemplated thereby, including the portion of the Parent Share Issuance representing those shares of Parent Common Stock to be issued in connection with the Investment Agreement, other than the Mergers, the Bank Merger and clause (A) of the definition of Parent Share Issuance.

6.3 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable Law, each of Parent and the Company, for the purposes of verifying the representations and warranties of such party and preparing for the Mergers and the other matters expressly contemplated by this Agreement, shall, and shall cause each of its Subsidiaries to, afford to the other and their Representatives, reasonable access, during normal business hours and in a manner so as not to interfere with normal business operations during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, to all of such party’s properties, books, contracts, personnel, information technology systems and records reasonably requested by the other. Each of Parent and the Company shall use its commercially reasonable efforts to minimize any interference with the other’s regular business operations during any such access. Notwithstanding anything to the contrary set forth in this Agreement, none of the Company, Parent, or any of their respective Subsidiaries shall be required to provide access to or to disclose (x) board and committee minutes that discuss any of the transactions contemplated by this Agreement and (y) information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege or the right to assert the work product doctrine of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. Each of the Company and Parent will use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each party shall hold all information furnished by or on behalf of such party or any of its Subsidiaries or Representatives pursuant to this Section 6.3 in confidence to the extent required by, and in accordance with, the provisions of that certain Amended and Restated Evaluation and Mutual Non-Disclosure and Confidentiality Agreement, dated April 23, 2025, by and between Parent and the Company (the “Confidentiality Agreement”).

(c) No investigation (or discovery or receipt of information) by any party or their respective Representatives shall affect or be deemed to modify or waive any representation, warranty, covenant or other agreement of the other parties set forth herein or the conditions to any party’s obligation to consummate the transactions contemplated hereby. Nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the operations of the other parties prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(d) Following the date of this Agreement until the Closing or the earlier termination of this Agreement, each of the Company and Parent shall provide to the other, subject to the limitations set forth in the penultimate sentence of Section 6.3(a), (i) monthly financial reports, in the same form in which such reports are provided to the Company Board or Parent Board, as applicable, including the Company’s or Parent’s, as applicable, balance sheet and income statement for the applicable period, and (ii) monthly reports regarding asset quality, in the same form in which such reports are provided to the Company Board or Parent Board, as applicable. The parties hereby agree that the failure by the Company or Parent, as applicable, to provide the information described in the foregoing clauses (i) and (ii) shall not constitute a violation or breach of this Section 6.3(d), or cause the failure of any closing condition set forth in Section 7.2 or Section 7.3, unless (A) the failure to provide such information is the result of the Company’s or Parent’s, as applicable, willful breach of this Section 6.3(d) and (B) the Company or Parent, as applicable, does not cure such failure by providing the required information within thirty (30) days following the receipt of written notice from the other regarding the breach of this Section 6.3(d).

6.4 Stockholders’ Approval.

(a) Each of Parent and the Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders, as applicable (the “Parent Meeting” and the “Company Meeting,” respectively), to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (i) the Requisite Parent Vote and the Requisite Company Vote required in connection with this Agreement, the First-Step Merger and the Parent Share Issuance, (ii) with respect to Parent, obtaining the requisite vote to approve the Exemption Amendment (as defined in the Investment Agreement) (it being understood that the failure to obtain such approval shall not constitute the failure of any closing condition set forth in Article VII) and (iii) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby, including procedural matters and matters required by applicable Law to be voted on by the applicable party’s stockholders in connection with the adoption of this Agreement and in accordance with Regulation 14A under the Exchange Act seeking advisory approval of a proposal in connection with a non-binding, advisory note to approve certain compensation that may become payable to the applicable party’s named executive officers in connection with the consummation of the Mergers. Each of Parent and the

Company shall (A) use its commercially reasonable efforts to cause such meetings to occur as soon as reasonably practicable and on the same date and (B) engage a proxy solicitor reasonably acceptable to the other party to assist in the solicitation of proxies from its stockholders. Such meetings may be held virtually, subject to applicable law and the organizational documents of each party.

(b) Each of Parent or the Company shall adjourn or postpone the Parent Meeting or the Company Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Parent Common Stock or Company Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting the Company or Parent, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote or the Requisite Parent Vote, and each of the Company and Parent, as applicable, shall continue to use its commercially reasonable efforts to solicit proxies from its stockholders in order to obtain the Requisite Company Vote or Requisite Parent Vote, respectively; provided that the foregoing shall not restrict in any way each of the Boards of Directors of Company or Parent from making a Recommendation Change permitted by Section 6.14(d), disclosing such Recommendation Change and the basis and reasons therefor. Notwithstanding anything to the contrary herein, but subject to the obligation to adjourn or postpone the Parent Meeting or the Company Meeting in accordance with the first sentence of this Section 6.4(b), unless this Agreement has been terminated in accordance with its terms, (i) the Parent Meeting shall be convened and the Parent Share Issuance shall be submitted to the stockholders of Parent at the Parent Meeting and (ii) the Company Meeting shall be convened and this Agreement shall be submitted to the stockholders of Company at the Company Meeting, and nothing contained herein shall be deemed to relieve either Parent or Company of such obligation prior to the termination of this Agreement in accordance with its terms.

6.5 Legal Conditions to Merger. Subject in all respects to Section 6.1 and Section 6.2, each of Parent and the Company shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to obtain the tax opinions referenced in Section 7.2(c) and Section 7.3(c) or any similar opinions required in connection with the Joint Proxy Statement or the S-4 described Section 6.1, including by executing and delivering representations contained in certificates of officers of Parent and the Company reasonably satisfactory in form and substance to Parent’s and the Company’s respective counsels.

6.6 Stock Exchange Listing. Parent shall use its commercially reasonable efforts to, prior to the Effective Time, cause the shares of Parent Common Stock to be issued in connection with the Mergers to be approved for listing on the NASDAQ, subject to official notice of issuance.

6.7 Employee Matters.

(a) During the period commencing on the Closing Date and ending on the first anniversary thereof, Parent shall or shall cause the Surviving Corporation to provide the employees of the Company and its Subsidiaries who continue to be employed by Parent or its Subsidiaries (including, for the avoidance of doubt, the Surviving Corporation and its Subsidiaries) immediately following the Effective Time, while employed by Parent or its Subsidiaries after the Effective Time (the “Continuing Employees”), with (i) base salaries (contingent on a forty (40) hour work week solely for salaried Continuing Employees) and wages that are no less than those provided to the Continuing Employees immediately prior to the Effective Time, (ii) incentive opportunities (including both cash and equity incentive opportunities) that are substantially similar to those provided to similarly situated employees of Parent or its Subsidiaries (except as otherwise provided in Section 6.7(g)) and (iii) employee benefits that are substantially similar to such employee benefits provided to similarly situated employees of Parent or its Subsidiaries; provided that Parent may satisfy its obligation by providing or causing the Surviving Corporation to provide such Continuing Employees with employee benefits that are substantially comparable in the aggregate to the employee benefits provided by the Company or its Subsidiaries to such Continuing Employees immediately prior to the Effective Time.

(b) With respect to any employee benefit plans of Parent or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent shall or shall cause the Surviving Corporation to: (i) use commercially reasonable efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible spouse and dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan, (ii) use commercially reasonable efforts to provide each such employee and their eligible spouse and dependents with credit for any co-payments, coinsurance, deductibles, or maximum out-of-pocket requirements paid prior to the Effective Time under a Company Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable co-payments, coinsurance, deductible or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such employees with the Company and its Subsidiaries for all purposes (including eligibility, vesting and benefit accruals (other than benefit accruals under any defined benefit pension plans)) in any New Plan to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(c) [Reserved]

(d) (i) No earlier than thirty (30) days prior to the Closing Date, the Company and/or the Company Bank, as applicable, may take all actions as may be necessary or appropriate (including the adoption of board resolutions) to cause the Flushing Bank Supplemental Savings Incentive Plan, the Buran SERP and the Outside Director Retirement Plan of Flushing Savings Bank to be terminated at or immediately prior to the Effective Time in accordance with Section 409A of the Code and the terms of the applicable plan documents and (ii) Parent shall pay (or cause to be paid) to each participant thereof a lump sum cash amount equal to the benefit to which such participant is entitled pursuant to the terms of such plans no later than thirty (30) days following the Closing Date. For purposes of this Agreement, the “Buran SERP” means the Supplemental Retirement Benefit for John R. Buran pursuant to Section 5(d) of the Amended and Restated Employment Agreement, dated July 19, 2013, by and between Flushing Bank and John R. Buran and the Amended and Restated Employment Agreement, dated July 19, 2013, by and between Flushing Financial Corporation and John R. Buran.

(e) Nothing in this Agreement shall confer upon any employee, officer, director, independent contractor or consultant of the Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, the Company, Parent or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, the Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including without limitation any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) of the Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) Parent shall assume, honor, fulfill and discharge all obligations under the Company Benefit Plans (including all individual employment agreements, the Company Severance Plans and the bank-owned life insurance agreements) in accordance with their terms as of the date of this Agreement, it being understood that this sentence shall not be construed to limit the ability of Parent or any of its Subsidiaries or affiliates to amend or terminate any Company Benefit Plan to the extent that such amendment or termination is permitted by the terms of the applicable plan. For purposes of this Agreement, “Company Severance Plans” means (i) the Flushing Bank Specified Officer Change in Control Severance Policy, (ii) the Employee Severance Compensation Plan for Senior Vice Presidents, Vice Presidents and Assistant Vice Presidents of Flushing Bank and (iii) the Employee Severance Compensation Plan, each as amended effective July 2025.

(g) Following the Closing, Parent shall (or shall cause the Surviving Corporation to) (i) provide each Continuing Employee with an annual cash bonus compensation opportunity for the calendar year in which the Closing occurs that is no less favorable than the annual cash bonus compensation opportunity applicable to such Continuing Employee under the annual cash bonus plan set forth on Section 6.7(g) of the Company Disclosure Schedule (the “Bonus Plans”) immediately prior to the Closing and (ii) shall pay annual bonuses for the calendar year in which the Closing occurs to Continuing Employees who remain employed at the time of payment no later than sixty (60) days following the end of such calendar year; provided, that the annual bonus payable to each Continuing Employee for the portion of the calendar year prior to the Closing shall be no less than such employee’s share of the aggregate bonus amount accrued in the Company’s financial statements as of the Closing; and provided, further, that any such Continuing Employee whose employment is terminated by Parent or the Surviving Corporation other than for cause or whose employment terminates due to the death, disability or, solely with respect to the portion of the Pro Rata Bonus (as defined below) that relates to the pre-Closing portion of the applicable calendar year, retirement prior to the payment date described in clause (ii) above shall receive a pro rata portion of the annual bonus that such Continuing Employee would have otherwise received based on the portion of such calendar year worked by such Continuing Employee (the “Pro Rata Bonus”), with such pro rata portion payable to such Continuing Employee in connection with such termination of employment and, solely with respect to the portion of the Pro Rata Bonus that relates to the post-Closing portion of the applicable calendar year, subject to the execution of a general release of claims in a form acceptable to Parent.

(h) On and after the date of this Agreement and prior to the Effective Time, Parent shall consult with and keep the Company’s Chief Executive Officer reasonably informed regarding its personnel plans and decisions concerning the Company and the Company Bank developed prior to the Effective Time, including which employees are or are not anticipated to be Continuing Employees, and Parent and the Company shall mutually collaborate and align on the manner and form of any communications regarding such matters to the affected employees of the Company and the Company Bank.

(i) Parent hereby acknowledges that a “change of control” (or other event with similar import) within the meaning of the Company Benefit Plans set forth in Section 6.7(i) of the Company Disclosure Schedule will occur as of the Effective Time (to the extent that such event has not previously occurred, pursuant to the terms of the applicable Company Benefit Plans, at the time of receipt of the Requisite Company Vote).

(j) The Company and/or the Company Bank shall terminate the Flushing Post-Retirement Welfare Plan prior to the Closing.

6.8 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Entity and the Surviving Corporation shall indemnify and hold harmless and shall advance expenses as incurred, in each case, subject to (and to the fullest extent permitted by) Law, to the fullest extent such persons are entitled to be indemnified as of the date of this Agreement by the Company pursuant to (i) the Company Certificate, (ii) the Company Bylaws, (iii) the governing or organizational documents of any Company Subsidiary and (iv) any indemnification agreements in existence as of the date of this Agreement and set forth in Section 6.8(a) of the Company Disclosure Schedule (in the case of clause (iv), true, correct and complete copies of which indemnification agreements have been made available to Parent), each present and former director, officer or employee of the Company and its Subsidiaries or other person entitled to be so indemnified in accordance with the foregoing documents (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual Action, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer, employee or other representative of the Company or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided that in the case of advancement of expenses, the Company Indemnified Party to whom expenses are advanced provides an undertaking (in reasonable and customary form) to repay such advances if it is ultimately determined in a final determination or by a court of competent jurisdiction that such Company Indemnified Party is not entitled to indemnification.

(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the Company Indemnified Parties arising from facts or events that occurred at or before the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount that, in the aggregate, exceeds 300% of the current annual premium paid as of the date of this Agreement by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith determination, provide the maximum coverage available for an aggregate cost equal to the Premium Cap. In lieu of the foregoing, the Company, in consultation with Parent, may (and at the request of Parent, the Company shall use its commercially reasonable efforts to) obtain at or prior to the Effective Time a six (6)-year prepaid “tail” policy under the Company’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap and, in such case, Parent shall not have any further obligations under this Section 6.8(b), other than to maintain such prepaid “tail” policy.

(c) The provisions of this Section 6.8 (i) shall survive the Effective Time, (ii) are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and each Company Indemnified Party’s heirs and representatives, (iii) shall be binding on Parent and the Surviving Corporation and their respective successors and assigns (each, an “Indemnifying Party”), and (iv) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Company Indemnified Party (and such person’s heirs and representatives) may have. In the event that any Indemnifying Party (x) consolidates with or merges into any other entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (y) transfers all or substantially all of its assets or deposits to any other entity or (z) engages in any similar transaction, then in each case, the Surviving Corporation and its successors and assigns, as applicable, shall cause proper provision to be made so that the successors and assigns of such Indemnifying Party shall expressly assume in writing or by operation of law the obligations of such Indemnifying Party set forth in this Section 6.8. The obligations of the Surviving Corporation, Parent and the Company under this Section 6.8 shall not be terminated, amended or modified in a manner so as to adversely affect the Company Indemnified Party or any other person entitled to the benefit of this Section 6.8 without the prior written consent of the affected Company Indemnified Party or affected person.

6.9 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, without limitation, any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of the Company, on the other hand) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Mergers or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be mutually agreed by Parent and the Company.

6.10 Advice of Changes. Parent and the Company shall each promptly advise the other of any change, event, circumstance, condition, occurrence or development known to it (a) that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on it or (b) which it believes would or would be reasonably expected to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of any condition in Article VII; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not, in and of itself, be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Section 7.2 or 7.3, as applicable, to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; provided, further, that the delivery of any notice pursuant to this Section 6.10 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.11 Litigation and Claims. Each of the Company and Parent shall, to the extent permitted under applicable Law, promptly notify the other party in writing of any Action issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or, to the knowledge of either such party, threatened against the Company, Parent or any of their respective Subsidiaries, in each case that (a) questions or would reasonably be expected to question the validity of this Agreement, the Mergers or the other transactions contemplated hereby or any actions taken or to be taken by Parent, the Company or their respective Subsidiaries with respect to this Agreement, the Mergers or the other transactions contemplated hereby or (b) seeks to enjoin, restrain or prohibit the transactions contemplated hereby; provided that any failure to give notice in accordance with the foregoing shall not, in of itself, be deemed to constitute a violation of this Section 6.11 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied. The Company shall give Parent the opportunity to participate (at Parent’s own expense) in the defense or settlement of any stockholder litigation against the Company and/or its directors, officers or affiliates relating to the transactions contemplated by this Agreement, and the Company shall not agree to any such settlement of any such litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

6.12 Dividends. After the date of this Agreement, each of Parent and the Company shall coordinate with the other the declaration of any dividends in respect of Parent Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Company Common Stock and/or holders of Parent Common Stock shall not receive two (2) dividends, or fail to receive one (1) dividend, in respect of any quarter prior to the Effective Time, with respect to their shares of Company Common Stock and/or shares of Parent Common Stock.

6.13 Corporate Governance.

(a) Effective as of the Effective Time, in accordance with the Parent Bylaws and other applicable organizational documents, (i) the number of directors that will comprise the full Parent Board (and, as of the Second-Step Effective Time, that will comprise the full Board of Directors of the Surviving Corporation) shall be seventeen (17) and (ii) of such members of the Parent Board, (x) ten (10) directors (the “Parent Directors”) shall be members of the Parent Board as of immediately prior to the Effective Time, (y) six (6) directors (the “Company Directors”) shall be members of the Company Board as of immediately prior to the Effective Time, designated by a working group consisting of two (2) representatives from each party (it being agreed that one of such Company Directors shall be Mr. John Buran) (provided that the parties agree that any individual serving as a director on the Company Board as of the date of this Agreement shall be deemed eligible to be reviewed for candidacy and deemed approved to serve on the Parent Board and to satisfy the standards for directors of the Parent Board in effect as of the date of this Agreement (the “Parent Director Standards”), subject solely to the expertise and qualification requirements in Section 6.13(e) (each such individual, a “Deemed Approved Individual”); and (z) one (1) director (the “Investor Director”) shall be an individual designated by the Investor in accordance with the Investment Agreement; provided that such designee of the Investor shall serve as a nonvoting observer on the Parent Board unless and until such designee receives any applicable regulatory approval, non-objection, or waiver to serve as an Investor Director. For the avoidance of doubt, notwithstanding anything to the contrary contained in this Agreement, each Deemed Approved Individual shall be deemed to have satisfied the Parent Director Standards as of the date of this Agreement and as of any future date (so long as, at such future date, there shall not have been any substantive material adverse change in the facts and circumstances of such Deemed Approved Individual since the date of this Agreement which will cause such person not to meet the Parent Director Standards), in each case for all purposes of this Section 6.13 and in connection with any determination as to whether such Deemed Approved Individual meets and/or continues to meet the Parent Director Standards.

(b) At least one (1) Business Day prior to the date of this Agreement, Parent has made available to the Company a true, correct and complete copy of the Parent Director Standards. Following the Closing, so long as each Parent Director and Company Director continues to meet the Parent Director Standards, Parent shall nominate each of the Parent Directors and Company Directors for reelection to the Parent Board as follows (other than Mr. Buran, whose nomination rights are addressed in Section 6.13(f) below):

(i) if the Closing occurs prior to the 2026 annual stockholders’ meeting of Parent, then Parent shall nominate each of the Parent Directors and Company Directors for reelection to the Parent Board at both the 2026 and 2027 annual stockholders’ meeting of Parent; or

(ii) if the Closing occurs after the 2026 annual stockholders’ meeting of Parent, then Parent shall nominate each of the Parent Directors and Company Directors for reelection to the Parent Board at both the 2027 and 2028 annual stockholders’ meeting of Parent.

(c) Notwithstanding anything in Section 6.13(a) to the contrary, Parent shall have the right to not renominate certain directors to the Parent Board as follows:

(i) if the Closing occurs prior to the 2026 annual stockholders’ meeting of Parent, then, at the 2027 annual stockholders’ meeting of Parent, Parent shall have the right to not renominate up to four (4) directors of the Parent Board (and to resize the Parent Board accordingly); provided that any exercise of such right shall be made in equal proportions (i.e., one (1) Parent Director and one (1) Company Director, or two (2) Parent Directors and two (2) Company Directors), and provided, further, that following the exercise of Parent’s right to not renominate directors, the resulting Parent Board must reflect the same proportion of Company Directors to Parent Directors as before the exercise of Parent’s right (i.e., if ratio of Company Directors to Parent Directors prior to exercise of right is three (3) to five (5), following the exercise of such right the ratio of Company Directors to Parent Directors shall remain three (3) to five (5)), provided, however, that if calculating such ratio would result in a “fractional” director (i.e., not an integral number of directors), then the number of directors will be adjusted in the Company’s favor to achieve an integral number of directors; or

(ii) if the Closing occurs after the 2026 annual stockholders’ meeting of Parent, then, (A) at the 2027 annual stockholders’ meeting of Parent, Parent shall have the right to not renominate up to two (2) directors of the Parent Board (and to resize the Parent Board accordingly); provided that any exercise of such right shall be made in equal proportions (i.e., one (1) Parent Director and one (1) Company Director) and (B) at the 2028 annual stockholders’ meeting of Parent, Parent shall have the right to not renominate up to four (4) directors of the Parent Board (and to resize the Parent Board accordingly); provided that, in the case of clause (B), any exercise of such right shall be (x) inclusive of any directors who were not renominated to the Parent Board at the 2027 annual stockholders’ meeting of Parent and (y) made in equal proportions (i.e., one (1) Parent Director and one (1) Company Director, or two (2) Parent Directors and two (2) Company Directors), and provided, further, that, in the case of any exercise of Parent’s right to not renominate directors pursuant to the prior clauses (A) and/or (B), following the exercise of such right, the resulting Parent Board must reflect the same proportion of Company Directors to Parent Directors as before the exercise of Parent’s right (i.e., if ratio of Company Directors to Parent Directors prior to exercise of right is three (3) to five (5), following the exercise of such right the ratio of Company Directors to Parent Directors shall remain three (3) to five (5)), provided, however, that if calculating such ratio would result in a “fractional” director (i.e., not an integral number of directors), then the number of directors will be adjusted in the Company’s favor to achieve an integral number of directors, it being understood that the determination as to the ratio of Company Directors to Parent Directors shall be made each time Parent exercises its right not to renominate directors pursuant to this Section 6.13(c)(ii).

(d) If a Company Director is not elected or reelected to the Parent Board at an annual stockholders’ meeting of Parent during the applicable period contemplated by Section 6.13(b), such Company Director shall have the right to serve on the advisory committee of Parent for no less than two (2) years, and such persons shall receive compensation commensurate with advisory committee members generally. Notwithstanding the other provisions of this Section 6.13, in no event shall Parent be required to nominate such persons at subsequent annual stockholders’ meetings, provided that, for the avoidance of doubt, in no event shall this be deemed to affect or limit Parent’s and Parent Board’s obligations with respect to the nomination of any then-remaining Company Directors (including, if applicable, any replacement directors designated and appointed pursuant to Section 6.13(d) and serving as Company Directors) pursuant to this Section 6.13, which shall remain unchanged.

(e) In the event (i) a Company Director fails to be elected or reelected to the Parent Board in accordance with Section 6.13(d) or (ii) of any vacancy on the Parent Board due the death, resignation, retirement, disqualification or removal of any Company Director during the period beginning on the Closing Date and ending on (x) the date immediately preceding the 2028 annual stockholders’ meeting of Parent, if the Closing occurs prior to the 2026 annual stockholders’ meeting of Parent, or (y) the date immediately preceding the 2029 annual stockholders’ meeting of Parent, if the Closing occurs after the 2026 annual stockholders’ meeting of Parent, then (A) in the case of clause (i), Parent Board will increase the size of the Parent Board by the number of affected Company Directors and (B) in the case of clauses (i) and (ii), the remaining Company Directors may designate, and the Parent Board shall appoint, any individual who meets the Parent Director Standards (other than any Company Director who is not elected or reelected at an annual stockholders’ meeting of Parent) as a replacement director to serve the remainder of the term of the newly-created Parent Board seat or of the departing Company Director (as applicable); provided that in the event there are no other Company Directors remaining on the Parent Board at the time such new board seat is created or vacancy exists, the individual designated as a replacement director shall be chosen by Mr. Buran; provided, further, that in the event Mr. Buran is unable to designate a replacement director due to his death, disability or other incapacity, the individual designated as a replacement director shall be chosen by the individuals who served as directors on the Company Board immediately prior to the Effective Time, acting as a whole; provided, however, that, in the event the departing director was an audit expert, a risk management expert, or qualified as an independent director under the listing standards of the NASDAQ and the applicable rules of the SEC, such replacement director shall possess the same expertise or qualification. For the avoidance of doubt, any such replacement director appointed to the Parent Board in accordance with the preceding sentence shall thereafter constitute a “Company Director” for all purposes under this Agreement.

(f) Notwithstanding anything in this Section 6.13 to the contrary, (i) if the Closing occurs prior to the 2026 annual stockholders’ meeting of Parent, then Parent shall nominate Mr. Buran for reelection to the Parent Board at the 2026, 2027, 2028, 2029 and 2030 annual stockholders’ meetings of Parent; or (ii) if the Closing occurs after to the 2026 annual stockholders’ meeting of Parent, then Parent shall nominate Mr. Buran for reelection to the Parent Board at the 2027, 2028, 2029, 2030 and 2031 annual stockholders’ meetings of Parent. If Mr. Buran is not elected by the stockholders of Parent at any such annual meeting of Parent, (A) Parent shall compensate Mr. Buran through a consulting arrangement in the amount he would have otherwise received as a Company Director for any remaining term as contemplated by Section 6.13(f)(i) or Section 6.13(f)(ii), as applicable; provided that any equity-based compensation payable to Company Directors during such time shall instead be paid to Mr. Buran in cash; (B) all equity-based compensation previously granted to Mr. Buran by

Parent shall become fully vested; and (C) notwithstanding the other provisions of this Section 6.13(f), in no event shall Parent be required to nominate Mr. Buran at subsequent annual stockholders meetings, provided that, for the avoidance of doubt, in no event shall this be deemed to affect or limit Parent’s and Parent Board’s obligations with respect to the nomination of Company Directors, including, if applicable, any replacement directors designated and appointed pursuant to Section 6.13(d) and serving as Company Directors (in each case other than any Company Director who is not elected or reelected at an annual stockholders’ meeting of Parent) pursuant to this Section 6.13, which shall remain unchanged.

(g) Effective as of the Bank Merger Effective Time, in accordance with the bylaws of Parent Bank and other applicable organizational documents, (i) the number of directors that will comprise the full Board of Directors of Parent Bank (the “Parent Bank Board”) shall be eighteen (18) and (ii) of such members of the Board of Directors, (x) eleven (11) shall be the Parent Directors, (y) six (6) shall be the Company Directors and (z) one (1) shall be the Investor Director. Parent and Parent Board shall ensure that any individual who serves on the Parent Board as a Company Director shall also serve on the Parent Bank Board as a Company Director for so long as such Company Directors continue to serve on the Parent Board, including appointing or nominating replacement Company Directors for newly-created or vacant seats on the Parent Bank Board in substantially the same manner as replacement Company Directors are appointed or nominated in such situations at Parent Board (including increasing the size of the Parent Bank Board to the extent the size of the Parent Board has been increased pursuant to Section 6.13(e) above).

(h) From the Closing until the two (2)-year anniversary of the Closing, Mr. Buran shall serve as non-executive chairman of the Parent Board (such period, the “Chairman Term”). Following the Chairman Term or otherwise upon Mr. Buran’s earlier death, resignation, retirement or disqualification, Mr. Christopher Maher shall be appointed chairman of the Parent Board for a term not to exceed one (1) year. Thereafter, the Parent Board shall appoint a chairman of the Parent Board in its discretion.

(i) Effective as of the Effective Time, the individuals set forth on Section 6.13(i) of the Company Disclosure Schedule shall be appointed as additional officers of Parent to the roles set forth opposite their names on Section 6.13(i) of the Company Disclosure Schedule.

(j) Following the Effective Time, the Surviving Corporation will retain the Company’s current headquarters located in Uniondale, New York, which will serve as a hub for the Surviving Corporation’s operational presence in such geographic region.

(k) The provisions of this Section 6.13 (i) shall survive the Effective Time, (ii) are intended to be for the benefit of, and shall be enforceable by, the initial Company Directors and any future Company Directors, with Mr. Buran acting as their representative for purposes of enforcing this Section 6.13 following the Effective Time; provided, that if Mr. Buran cannot serve in this capacity due to death, disability or other incapacity, the remaining Company Directors at such time shall select an individual to replace Mr. Buran as representative and to serve in such role for all purposes of this Section 6.13, including as provided in the last sentence of this Section 6.13(k), and (iii) shall be binding on Parent and the Surviving Corporation and, except in the case of a merger of Parent with a non-affiliated person, their respective successors and assigns. The obligations of the Surviving Corporation, Parent and the Company under this Section 6.13 shall not be terminated, amended or modified in a manner so as to adversely affect the rights of the initial Company Directors or any other person entitled to the benefit of this Section 6.13 without the prior written consent of Mr. Buran, acting as the representative of such Company Directors (or the consent of any individual selected as a replacement representative pursuant to the first sentence of this Section 6.13(k), as applicable) for purposes of enforcing this Section 6.13 following the Effective Time.

6.14 Acquisition Proposals.

(a) No Solicitation. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, each of the Company and Parent agrees that it will not, and will cause each of its Subsidiaries and direct its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to any person (other than the other parties and their respective Representatives in their capacity as such) concerning any Acquisition Proposal, or (iv) have or participate in any discussions with any person (other than the other parties and their respective Representatives in their capacity as such) relating to any Acquisition Proposal (other than discussions with any person who has submitted a proposal, solely to clarify whether such proposal constitutes an Acquisition Proposal), except, in each case of clauses (i) through (iv), to notify such person that has made or is making any inquiries with respect to, or is considering making, an Acquisition Proposal of the existence of the provisions of this Section 6.14(a). Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite Parent Vote, in the case of Parent, or the Requisite Company Vote, in the case of the Company, a party receives an unsolicited bona fide written Acquisition Proposal that did not result from or arise in connection with a breach of this Section 6.14(a) in any material respect, such party may, and may permit its Subsidiaries and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and engage and participate in negotiations and/or discussions with the person and/or its Representatives making the Acquisition Proposal including negotiating the terms of, but not entering into, a definitive agreement, with such person providing for such Superior Proposal if, prior to doing so, the Board of Directors of such party determines in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) failure to take such actions would be inconsistent with its fiduciary duties under applicable Law; provided that, prior to furnishing any confidential or nonpublic information or data or participating in any discussion, in each case, permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal providing for the same term with respect the confidentiality obligations as the Confidentiality Agreement and otherwise on terms that are not less favorable, in any material respect, to such party than the terms of the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Following the execution and delivery of this Agreement, each of the Company and Parent will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the execution of this Agreement with any person (other than the other parties and their respective Representatives in their capacity as such) with respect to any Acquisition Proposal and shall use its commercially reasonable efforts to (x) enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof and (y) within ten (10) Business Days after the date of this Agreement, request the return or destruction of any confidential information provided to any person (other than, in the case of the Company, confidential information provided to Parent, Parent Bank and their respective Representatives in their capacity as such and, in the case of Parent, confidential information provided to the Company, Company Bank and their respective Representatives in their capacity as such) pursuant to any such agreement.

(b) Notice of Acquisition Proposals. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, each of the Company and Parent will promptly (and in any event within forty eight (48) hours) (i) advise the other following receipt of any Acquisition Proposal or any inquiry that could reasonably be expected to lead to an Acquisition Proposal including the material terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal and (ii) provide, if applicable, the other with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal. Thereafter, until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, each of the Company and

Parent will keep the other apprised of any related developments, discussions and negotiations on a reasonably current basis (and in no event later than forty eight (48) hours after the occurrence of any of the foregoing), including delivering to Parent any draft agreements received or delivered by or on behalf of the Company or any non-de minimis amendments to or non-de minimis revisions of the terms of such inquiry or Acquisition Proposal promptly (and in any event within forty eight (48) hours) following receipt or delivery thereof on behalf of the Company.

(c) No Recommendation Change. Subject to Section 6.14(d), (i) each of Parent and the Company and their respective Boards of Directors shall use their commercially reasonable efforts to obtain from the stockholders of Parent and Company, as applicable, the Requisite Parent Vote and the Requisite Company Vote, as applicable, including by communicating to the respective stockholders of Parent and Company its recommendation (and including such recommendation in the Joint Proxy Statement) that the stockholders of Company adopt this Agreement, in the case of the Company Board, or approve the Parent Share Issuance, in the case of the Parent Board (the “Company Board Recommendation” and the “Parent Board Recommendation,” respectively) and (ii) each of Parent and Company and their respective Boards of Directors shall not, and no committee of the Parent Board or the Company Board shall, (A) withhold, withdraw, modify or qualify, or propose to withhold, withdraw, modify or qualify, in a manner adverse to the other, the Parent Board Recommendation, in the case of Parent, or the Company Board Recommendation, in the case of Company, (B) fail to make the Parent Board Recommendation, in the case of Parent, or the Company Board Recommendation, in the case of Company, in the Joint Proxy Statement, (C) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (D) fail to publicly and without qualification (1) recommend against any Acquisition Proposal or (2) reaffirm the Parent Board Recommendation, in the case of Parent, or the Company Board Recommendation, in the case of Company, in each case within ten (10) Business Days or such fewer number of days as remains prior to the Parent Meeting or the Company Meeting, as applicable (it being understood that a party shall have no obligation to make such reaffirmation on more than two (2) separate occasions, except to the extent in connection with the exercise of the Match Right (as defined below in Section 6.14(d)), in which event such party shall be required to make such reaffirmation in connection with each separate exercise of such Match Right) after an Acquisition Proposal is made public or any request by the other to do so, (E) approve or recommend, or publicly propose to approve or recommend, or cause or allow the applicable party or any of its Affiliates to execute or enter into (or resolve or agree to take any of the foregoing actions with respect to), any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding (1) constituting, or relating to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal or (2) requiring it (or that would require it) to abandon, terminate or fail to consummate this Agreement, the Mergers or the other transactions contemplated by this Agreement or (F) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).

(d) Permitted Recommendation Change. Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the receipt of the Requisite Parent Vote, in the case of Parent, or prior to the receipt of the Requisite Company Vote, in the case of the Company, either the Company Board or the Parent Board may make a Recommendation Change in response to (i) a Superior Proposal or (ii) an Intervening Event, in either case of (i) or (ii), only if the Parent Board or the Company Board, as applicable, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that (A) an Acquisition Proposal constitutes a Superior Proposal or that an Intervening Event has occurred and (B) the failure to effect a Recommendation Change in respect of such Superior Proposal or Intervening Event would be inconsistent with such Board of Directors’ fiduciary duties under applicable Law; provided, however, that none of the Company Board, the Company, the Parent Board or Parent shall make or be permitted to make a Recommendation Change unless: (1) it has complied in all material respects with, its obligations under this Section 6.14; (2) it gives the Company or Parent, as applicable, at least four (4) Business Days’ (the “Notice Period”) prior written notice (the “Determination Notice”) of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, its basis for determining that such Acquisition Proposal constitutes a Superior Proposal including the material terms and conditions of, and the identity of the person making, any such Acquisition Proposal, or any amendment or modification thereof or, in the event such action is taken in response to an Intervening Event, a reasonably detailed description of the Intervening Event); (3) during such Notice Period, it has considered and negotiated (and has caused its Representatives to consider and negotiate) with the other party in good faith (to the extent such other party desires to so negotiate) regarding any adjustments or modifications to the terms and conditions of this Agreement (the right of such other party to negotiate any adjustments or modifications to the terms and conditions of this Agreement, the “Match Right”); and (4) at the end of the Notice Period, it takes into account any amendment or modification to this Agreement proposed by the other party pursuant to the Match Right (it being understood that such other party shall not be required to propose any such amendment or modification) and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, again determines in good faith that, in the case of actions described in clause (i) above, such Acquisition Proposal continues to constitute a Superior Proposal and that, in case of actions described in either clause (i) or clause (ii) above, the failure to effect a Recommendation Change in respect of such Superior Proposal or Intervening Event would be inconsistent with the such Board of Directors’ fiduciary duties under applicable Law, as the case may be.

(i) In the event of any material revision to the terms or conditions of such Superior Proposal, it shall be deemed to be a new Superior Proposal for purposes of this Section 6.14(d) and the Company shall be required to deliver a new Determination Notice to Parent and to comply with the requirements of this Section 6.14(d) again with respect to such materially revised Superior Proposal, including a new Notice Period (provided that the Notice Period in respect of a revised Superior Proposal shall be (I) two (2) Business Days in respect of the first time such Superior Proposal is revised and triggers a new Determination Notice and (II) one (1) Business Day in respect of the second time such Superior Proposal is revised and triggers another Determination Notice, and the Notice Period shall remain at one (1) Business Day for any additional revisions of the Superior Proposal).

(e) Representative Breaches. It is agreed that any breach of the restrictions set forth in this Section 6.14 by any Representative of a party or any of such party’s Subsidiaries shall be a breach of this Section 6.14 by such party in each case solely to the extent such Representative was acting on behalf of such party or any of such party’s Subsidiaries.

(f) Rule 14d-9 and Rule 14e-2. Nothing contained in this Agreement shall prevent either the Company or Parent (or their respective Boards of Directors) from complying with Rule14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

(g) Defined Terms. As used herein,

(i) “Acquisition Proposal” means, with respect to Parent or the Company, as applicable, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (A) any acquisition or purchase, direct or indirect, of fifteen percent (15%) or more of the consolidated assets of a party and its Subsidiaries or fifteen percent (15%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than fifteen percent (15%) of the consolidated assets of such party; (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning fifteen percent (15%) more of any class of equity or voting securities of a party its Subsidiaries whose assets, individually or in the aggregate, constitute more than fifteen percent (15%) of the consolidated assets of such party; or (C) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party and/or its Subsidiaries whose assets, individually or in the aggregate, constitute more than fifteen percent (15%) of the consolidated assets such party; and

(ii) “Superior Proposal” means, with respect to Parent or the Company, as applicable, any unsolicited bona fide written Acquisition Proposal that did not result from or arise in connection with a breach in any material respect of Section 6.14 by such party and which the Board of Directors of such party determines, in good faith, after taking into account all legal, financial, regulatory, and other aspects of such proposal (including the amount and form, the financing thereof, any associated break-up or termination fees, including those provided for in this Agreement, expense reimbursement provisions, certainty of consummation and all conditions to consummation) and the person making the proposal, and after consulting with its financial advisor and outside legal counsel, is (i) more favorable from a financial point of view to such party’s stockholders than the transactions contemplated by this Agreement (taking into account any proposal by the other party to amend the terms of this Agreement pursuant to Section 6.14(d)) and (ii) if accepted, reasonably likely to be consummated on the terms set forth therein; provided, however, that for purposes of this definition of Superior Proposal, references to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%).”

(iii) “Intervening Event” means any material effect, change, circumstance, event or occurrence that (A) was not known to the Parent Board or Company Board, as the case may be, on the date of this Agreement (or if known, the material consequences of which were not known to the Parent Board or Company Board, as the case may be, as of the date of this Agreement), and (B) that does not relate to or involve (I) any Acquisition Proposal, (II) any effect, change, circumstance, event or occurrence relating to the other party or any of its Subsidiaries unless it has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on such party, or (III) the mere fact, in and of itself, of the Company or Parent meeting, exceeding or failing to meet earnings projections or internal financial forecasts or changes after the date of this Agreement in the market price or trading volume of the common stock or credit rating of the Company or Parent (it being understood that the underlying cause of any of the foregoing in this clause (III) may be considered and taken into account in determining whether an Intervening Event has occurred to the extent not otherwise prohibited from such determination by this definition).

6.15 Public Announcements. Parent and the Company agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of Parent and the Company agrees that no public release, announcement, statement or other disclosure concerning this Agreement or the transactions contemplated hereby shall be issued by any of Parent, Merger Sub or the Company without the prior written consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed), except in respect of any press release or public disclosure (i) required by Law or by obligations pursuant to any listing agreement with or rules of any securities exchange or (ii) the content and messaging of which is substantially similar to and is consistent with other such public disclosure previously made by Parent or the Company either on the date of this Agreement or following the date of this Agreement and in each case, in compliance with this Section 6.15.

6.16 Operating Functions. To the extent permitted by Law and upon Parent’s reasonable request and expense, the Company shall reasonably cooperate with Parent and Parent Bank in connection with (a) planning for the orderly combination of the Company and Parent Bank following the Effective Time and the operation of the Surviving Corporation and its Subsidiaries following the Effective Time and (b) preparing for the consolidation of appropriate operating functions to be effective at the Effective Time (but no earlier than the Effective Time) or such later date as Parent may decide. Each of Parent and the Company shall, at the expense of Parent, reasonably cooperate with the other party in preparing to execute conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with related service providers and other parties). Notwithstanding the foregoing, prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, including this Article VI, complete control and supervision over its and its Subsidiaries’ respective operations.

6.17 Takeover Statutes. None of the Company, Parent or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Mergers and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each of Parent and the Company and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary, so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.18 Assumption of Company Debt. Effective as of the Second-Step Effective Time, Parent and Parent Bank, as applicable, shall, to the extent permitted thereunder and required thereby, assume the due and punctual performance and observance of the covenants to be performed by the Company pursuant to the definitive documents governing the short-term and long-term borrowings set forth on Section 6.18 of the Company Disclosure Schedule, and the due and punctual payment of the principal of such borrowings (and premium, if any) and interest thereon. In connection therewith, (a) Parent and the Company shall, and shall cause Parent Bank and the Company Bank respectively to, cooperate in respect of executing and delivering any supplemental indentures, if applicable, and (b) the Company shall execute and deliver any officer’s certificates or documents of similar nature, and shall work with its Representatives to seek to obtain any opinions of counsel that may be reasonably requested by the trustee thereof and that are, in each case, required to make such assumption effective as of the Second-Step Effective Time.

6.19 Cybersecurity.

(a) As promptly as reasonably practicable after the date of this Agreement, (i) the Company shall engage a systems consultant at its own cost and expense (the “Company’s Systems Consultant”) to review the Company’s systems, which consultant shall be an independent third party reasonably acceptable to Parent, and (ii) Parent shall engage a systems consultant at its own cost and expense (“Parent’s Systems Consultant” and, with the Company’s Systems Consultant, referred to herein as the “Systems Consultants” collectively, or individually as a “Systems Consultant”) to review Parent’s systems, which consultant shall be an independent third party reasonably acceptable to the Company. Each Systems Consultant, once so engaged, shall (x) conduct an examination and review of the Company’s Systems or Parent’s Systems, as applicable, for the purpose of identifying any cybersecurity deficiencies, weaknesses or vulnerabilities (including any deficiencies, weaknesses or vulnerabilities relating to (A) unauthorized access, disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials and (B) prevention and mitigation of risks of cybersecurity breaches and attacks) in the Company’s Systems or Parent’s systems, as applicable, by assessing the matters set forth in Section 6.19 of the Company Disclosure Schedule or in Section 6.19 of the Parent Disclosure Schedule, as applicable and (y) prepare and deliver a written report that assesses the matters described in clause (x) in a form to be approved by Parent and the Company following the date of this Agreement but on or prior to the Closing Date (the “Systems Reports”), which report, subject in each case to the respective Systems Consultant’s reasonable ability to meet such deadlines, shall be dated no earlier than January 15, 2026 and no later than March 15, 2026. Each of the Company and Parent shall deliver to the other its respective Systems Report as promptly as reasonably practicable following receipt and review of such Systems Report from its Systems Consultant, but in any event no later than five (5) Business Days following receipt of such Systems Report.

(b) Each of the Company and Parent shall use its respective commercially reasonable efforts to, prior to Closing, remediate any material weaknesses, deficiencies or vulnerabilities identified in the applicable Systems Report.

6.20 Exemption from Liability Under Section 16(b). The Company and Parent agree that, in order to most effectively compensate and retain those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), both prior to and after the Effective Time, it is desirable that the Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by Law in connection with the conversion of shares of Company Common Stock and the Company Equity Awards in the First-Step Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.20. Assuming the Company delivers to Parent in a reasonably timely fashion prior to the Effective Time accurate information regarding Company Insiders, each of the Parent Board and the Company Board (or, in lieu of either the Parent Board or Company Board, a committee of non-employee directors (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) of such Board), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of the Company) any dispositions of Company Common Stock or the Company Equity Awards by the Company Insiders, and (in the case of Parent) any acquisitions of Parent Common Stock by any Company Insiders who, immediately following the Mergers, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by Law.

6.21 Investment Agreement.

(a) Parent shall not amend or modify, or grant any waiver of any terms or conditions under, the Investment Agreement without the prior written consent of the Company; provided that, notwithstanding anything to the contrary set forth herein, Parent may, without the consent of the Company, amend or modify the Investment Agreement as may be necessary, in response to any request or comment from any Governmental Entity, in order to satisfy the condition set forth in Section 1.2(b)(i)(2) of the Investment Agreement; provided, further, that no such amendment shall be adverse to the Company in any respect without the Company’s prior written consent.

(b) Prior to Closing, subject to Section 6.21(d), each of Parent and Company shall, and shall cause its respective Subsidiaries, and its and their respective Representatives to, reasonably cooperate in a timely manner in connection with the Equity Financing and any other financing arrangement the parties mutually agree in writing to seek in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, reasonably cooperate with Parent in a timely manner by (i) providing such information and assistance as Parent, its Subsidiaries or their respective Representatives may reasonably request (including by providing such cooperation and assistance as may be reasonably requested in connection with the preparation of any investor presentations or other offering materials in connection with the Equity Financing), (ii) granting such access to documents and other information as may be reasonably necessary for due diligence with respect to such financing efforts, (iii) participating in a reasonable but limited number of meetings, presentations, road shows, drafting sessions and due diligence sessions with respect to such financing efforts (each of which may be attended via teleconference or virtual meeting platforms), (iv) providing reasonable assistance to Parent for the preparation of pro forma financial information and projections in connection with such financing, and (v) giving Parent or its Representatives such opportunities to discuss the business, financial condition and results of operations of the Company and its Subsidiaries with the Company’s independent accountants as may be reasonably necessary for due diligence with respect to such financing efforts.

(c) Notwithstanding anything to the contrary in this Agreement, the assistance contemplated in Section 6.21(b) shall not (i) unreasonably interfere with the normal operations of the Company or any of its Subsidiaries or, (ii) (A) require the taking of any action in respect of any Equity Financing to the extent that such action would cause any condition to Closing set forth in Article VII to fail to be satisfied by the Termination Date or otherwise result in a breach of this Agreement by the Company or any of its Subsidiaries or (B) require the Company or any of its Subsidiaries to waive or amend any terms of this Agreement, (iii) require the Company or any of its Subsidiaries to take any action that would conflict with or violate any of its organizational documents, any applicable Law or fiduciary duty, or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Company Contract or any license, franchise, permit or authorization to which the Company or any of its Subsidiaries is a party, (iv) require the Company or any of its Subsidiaries to execute any Contract or any other letter, agreement, document or certificate the effectiveness of which is not expressly conditioned upon the occurrence of the Effective Time (other than customary management letters or any payoff letter or supplemental indenture and any customary certificates required in connection therewith), (v) require the Company or any of its Subsidiaries to enter into any agreement or commitment in connection with any Equity Financing that is effective prior to the Effective Time (other than customary management letters or payoff letters, supplemental indentures and related documents), (vi) result in the Company or its Subsidiaries, including any employee, officer or director of the Company or any of its Subsidiaries incurring any actual or potential personal liability with respect to any matters relating to any Equity Financing other than out-of-pocket costs and expenses that are reimbursed by Parent prior to the Effective Time, (vii) provide access to or disclose information that the Company determines would jeopardize any attorney-client privilege or contravene any applicable Law, or violate any of the confidentiality provisions of any confidentiality agreement or Company Contract, of the Company or any of its Subsidiaries, (viii) require the Company or any of its Subsidiaries to change any fiscal period, (ix) require the Company or any of its Subsidiaries to authorize any corporate action with respect to any Equity Financing prior to the Effective Time, except for such corporate action that is conditioned on the occurrence of the Effective Time (and only by their respective directors, managers or other Persons holding similar positions at the Company or any of its Subsidiaries who are expected to continue to hold such positions following the Effective Time), (x) require the Company or any of its Subsidiaries or any of their respective Representatives to provide any legal opinion or other opinion of counsel, (xi) require the Company or any of its Subsidiaries to pay any commitment fee or other fee or payment to obtain consent or incur any liability with respect to or cause or permit any liens to be placed on any of its assets in connection with any Equity Financing prior to the Effective Time, (xii) require the Company to take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the Equity Financing, the definitive documents related to any Equity Financing or any information utilized in connection therewith (in each case except following the Effective Time) other than out-of-pocket costs and expenses that are reimbursed by Parent prior to the Effective Time, or (xiii) require the Company or any of its Representatives to prepare or provide, or provide assistance in the preparation of, any additional financial statements, information, projections or other financial information other than pro forma financial information and projections described in Section 6.21(b) above and other than information that is otherwise prepared by the Company in the ordinary course of business.

(d) Without limiting the foregoing and subject in all cases to Section 6.2(c), Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable and under its control to consummate the Equity Financing on the terms and conditions set forth in the Investment Agreement, including using its commercially reasonable efforts to (i) satisfy in all material respects on a timely basis all conditions and covenants under the control of Parent in the Investment Agreement and otherwise comply with its obligations thereunder (including executing and delivering all agreements ancillary to the Equity Financing, and providing all closing deliverables set forth in the Investment Agreement at the time required to do so pursuant to the terms of the Investment Agreement), (ii) in the event that all conditions in the Investment Agreement have been satisfied, consummate the Equity Financing prior to or concurrently with the consummation of the Mergers and (iii) in the event of any actual or potential breach, default, invalid termination or repudiation by the Investor under the Investment Agreement, pursue all remedies available under or in connection with such Investment Agreement (including, for the avoidance of doubt, seeking specific performance of the Investors’ obligations). In the event Parent recovers any monetary damages from the Investor pursuant to the Investment Agreement, Parent shall remit to the Company, after deducting the amount of the Reverse Termination Fee (as defined below) that has been or is concurrently being paid by Parent to the Company and Parent’s out-of-pocket fees, costs and expenses (including attorneys’ fees) incurred by Parent in order to recover such monetary damages, an amount equal to fifty percent (50%) of the remaining recoveries. Parent shall give Company prompt (and, in any event, at least five (5) Business Days’ prior) written notice of (i) gaining actual knowledge of any breach or default by it or the Investor under the Investor Agreement and (ii) the receipt of any written notice or other written communication from the Investor or

Parent with respect to any actual, potential or claimed breach, default, termination or repudiation by the Investor or Parent of any provision of the Investment Agreement.

(e) In the event that this Agreement is terminated in accordance with its terms, Parent shall, promptly upon request by the Company (and, in any event, within ten (10) days), reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorney’s fees) incurred by the Company or any of its Subsidiaries in order to comply with its obligations under Section 6.21(b). Parent shall indemnify, defend and hold harmless the Company, its Subsidiaries and each of their respective Representatives from, against and in respect of any and all claims, debts, losses, costs, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of actions, obligations, accounts and liabilities (“Losses”) resulting from, or that exist or arise, in connection with such cooperation under Section 6.21(b), except to the extent such claims, debts, losses, costs, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of actions, obligations, accounts and liabilities directly result from the gross negligence or willful misconduct of such indemnified Persons. The Company and its Subsidiaries shall use commercially reasonable efforts to mitigate any Losses in respect of the foregoing matters upon and after becoming aware of any event that would reasonably be expected to give rise thereto; provided that (i) Parent shall reimburse the Company and its Subsidiaries for any costs or expenses incurred in the course of such mitigation and (ii) the failure to mitigate any Losses shall not be deemed a breach of this Section 6.21 or affect the rights of the Company, its Subsidiaries and each of their respective Representatives to indemnification in respect of such Losses pursuant to this Section 6.21. In the event of any Action for which the Company or its Subsidiaries are seeking indemnification pursuant to this Section 6.21(e), the Company or its applicable Subsidiary shall promptly notify Parent, and Parent shall be required to assume control of the defense of such Action at its own cost and expense; provided that in no event shall failure to give timely notice to Parent affect the Company’s right to indemnification under this Section 6.21(e) unless and only to the extent such delay actually materially prejudices Parent. The Company shall be entitled to participate in such defense at its own expense, provided that the Company’s defense costs (including reasonable attorney’s fees) shall be reimbursed by Parent in the event the Company determines with the advice of counsel that there may be one or more legal defenses available to it that are different from or additional to those available to Parent or that a conflict of interest between the Company and Parent exists in respect of such Action. In no event shall Parent settle any Action or consent to the entry of any Order with respect to a matter that is or may be the subject of an indemnification claim pursuant to this Section 6.21(e) unless such settlement or Order shall include as an unconditional term the full and unconditional release of the Company, its Subsidiaries, and each of their respective Representatives from all liability with respect to the matters that are subject to such Action or Order and otherwise shall have been approved by the prior written consent of Company (such consent not to be unreasonably withheld, conditioned or delayed). This Section 6.21(e) shall survive any termination of this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of the parties to effect the Mergers shall be subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by all parties hereto at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. (i) The Parent Share Issuance shall have been approved by the stockholders of Parent by the Requisite Parent Vote and (ii) this Agreement shall have been adopted by the stockholders of the Company by the Requisite Company Vote.

(b) NASDAQ Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(c) Requisite Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (ii) no Governmental Entity shall have imposed, and no Requisite Regulatory Approval shall contain, any Materially Burdensome Regulatory Condition.

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. (i) No Order issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Mergers, the Bank Merger, the Parent Share Issuance or any of the other transactions contemplated by this Agreement shall be in effect; and (ii) no Law shall have been enacted, entered, promulgated or enforced (which remains in effect) by any Governmental Entity that prohibits or makes illegal consummation of the Mergers, the Bank Merger, the Parent Share Issuance or any of the other transactions contemplated by this Agreement.

(f) Equity Financing. The Equity Financing shall have been consummated, or will be consummated concurrently, with the Closing.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Mergers are also subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of the Company set forth in Sections 3.2(a), 3.7 and 3.8(a) (in each case after giving effect to the lead in to Article III) shall be true and correct in all respects (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date).

(ii) The representations and warranties of the Company set forth in Sections 3.1(a), (other than the third sentence of 3.1(a)), 3.1(b)(i) (but only to the extent it relates to the Company Bank), 3.1(b)(iii) (but only to the extent it relates to the Company Bank), 3.3(a), 3.3(b)(i) (but only to the extent it relates to the Company or the Company Bank) and 3.3(c) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but after giving effect to the lead in to Article III) shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date).

(iii) All other representations and warranties of the Company set forth in this Agreement (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but after giving effect to the lead in to Article III) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date); provided that, for purposes of this clause (iii), such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(iv) Parent shall have received a certificate, dated as of the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company with respect to the foregoing clauses (i) through (iii).

(b) Performance of Obligations of the Company. The Company shall have performed and complied with (i) in all material respects the covenants and agreements required by this Agreement to be performed and complied with by it at or prior to the Closing Date (except for the covenants and agreements set forth in Section 6.19(b)) and (ii) the covenants and agreements required by Section 6.19(b) to be performed and complied with by it at or prior to the Closing Date, except, in the case of this clause (ii), where the failure to so perform or comply, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Material Adverse Effect on the Company. Parent shall have received a certificate, dated as of the Closing, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

(c) Tax Opinion. Parent shall have received the written opinion of Simpson Thacher & Bartlett LLP (or another nationally recognized tax counsel), in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, that are consistent with the state of facts existing at the Effective Time, the Mergers shall together qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent, the Company and Merger Sub, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Mergers is also subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of Parent set forth in Sections 4.2(a), 4.3(f), 4.7 and 4.8(a) (in each case, after giving effect to the lead in to Article IV) shall be true and correct in all respects (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date).

(ii) The representations and warranties of Parent set forth in Sections 4.1(a) (other than the third sentence of 4.1(a)), 4.1(b)(i) (but only to the extent it relates to Parent Bank), 4.1(b)(iii) (but only to the extent it relates to Parent Bank), 4.1(e) (clause (i) only), 4.3(a), 4.3(b), 4.3(c) and 4.3(d)(i) (but only to the extent it relates to Parent, Merger Sub and Parent Bank) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but after giving effect to the lead in to Article IV) shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date).

(iii) All other representations and warranties of Parent set forth in this Agreement (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but after giving effect to the lead in to Article IV) shall be true and correct in all respects of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date); provided that, for purposes of this clause (iii), such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct has had, or would reasonably be expected to have, individually or in the aggregate a Material Adverse Effect on Parent.

(iv) The Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent with respect to the foregoing clauses (i) through (iii).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed and complied with (i) in all material respects the covenants and agreements required by this

Agreement to be performed or complied with by them at or prior to the Closing Date (except for the covenants and agreements set forth in Section 6.19(b)) and (ii) the covenants and agreements required by Section 6.19(b) to be performed or complied with by them at or prior to the Closing Date, except, in the case of this clause (ii), where the failure to so perform or comply, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Material Adverse Effect on Parent. The Company shall have received a certificate, dated as of the Closing, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.

(c) Tax Opinion. The Company shall have received the written opinion of Hughes Hubbard & Reed LLP, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, that are consistent with the state of facts existing at the Effective Time, the Mergers shall together qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent, the Company and Merger Sub, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Effective

Time, whether before or after the receipt of the Requisite Parent Vote or the Requisite Company Vote:

(a) by mutual consent of Parent and the Company in a written instrument;

(b) by either Parent or the Company, if (i) any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Mergers or the Bank Merger or the other transactions contemplated hereby and such denial has become final and nonappealable or (ii) any Governmental Entity shall have issued a final and nonappealable Order or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated hereby, in each case, unless the failure to obtain a Requisite Regulatory Approval shall be principally due to the failure of the party seeking to terminate this Agreement pursuant to this Section 8.1(b) to perform or observe the covenants and agreements of such party set forth herein;

(c) by either Parent or the Company, if the Mergers shall not have been consummated on or before September 29, 2026 (the “Termination Date”), unless the failure of the Closing to occur by the Termination Date shall be principally due to the failure of the party seeking to terminate this Agreement pursuant to this Section 8.1(c) to perform or observe the covenants and agreements of such party set forth herein; provided that the Termination Date may be extended by either Parent or the Company for an additional three (3) months by written notice to the other party if the Mergers shall not have been consummated by such date and on such date the conditions set forth in Section 7.1(c) have not been satisfied or waived and each of the other conditions set forth in Article VII have been satisfied, waived or remain capable of being satisfied; provided, further that if the Condition Satisfaction Date occurs before the Termination Date, and the Termination Date would otherwise occur before the date on which the Closing is to occur pursuant to Section 1.2, then the Termination Date shall be automatically extended to the second (2nd) Business Day after which Closing is to occur pursuant to Section 1.2; provided, further that, if the non-terminating party has formally commenced litigation to seek specific performance pursuant to Section 9.12, then the Termination Date shall be automatically extended to the second (2nd) Business Day after the date on which such litigation is dismissed (with all appeals exhausted (or, if all appeals have not been exhausted, to the date that is the tenth (10th) Business Day after the date on which such litigation is dismissed, unless the non-terminating party has formally commenced an appeal of such dismissal as of such date)) or on which a final nonappealable Order is entered by a Governmental Entity with respect to such litigation; provided, further, that in the event Parent has the right to cure an Equity Financing Breach as described in Section 8.1(h)(ii), the Termination Date shall be automatically extended to the second (2nd) Business Day after the Extended Target Closing Date;

(d) by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent or Merger Sub, in the case of a termination by the Company, which breach or failure to be true, individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by the Company, and which is not cured within forty (40) days following written notice to the Company, in the case of a termination by Parent, or to Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by either Parent or the Company, if either (i) the Parent Meeting shall have concluded and the Requisite Parent Vote shall not have been obtained or (ii) the Company Meeting shall have concluded and the Requisite Company Vote shall not have been obtained;

(f) by the Company, prior to the receipt of the Requisite Parent Vote, if (i) Parent or the Parent Board shall have, in response to a Superior Proposal, made a Recommendation Change that is permitted by this Agreement pursuant to the terms and conditions of Section 6.14, (ii) Parent or the Parent Board shall have made a Recommendation Change that is in response to an Intervening Event or is not permitted by this Agreement or (iii) Parent or the Parent Board shall have breached any of its obligations under Section 6.4 or Section 6.14 in any material respect;

(g) by Parent, prior to the receipt of the Requisite Company Vote, if (i) the Company or the Company Board shall have, in response to a Superior Proposal, made a Recommendation Change that is permitted by this Agreement pursuant to the terms and conditions of Section 6.14, (ii) the Company or the Company Board shall have made a Recommendation Change that is in response to an Intervening Event or not permitted by this Agreement or (iii) the Company or the Company Board shall have breached any of its obligations under Section 6.4 or Section 6.14 in any material respect;

(h) by the Company, if either:

( )   (x) (1) all of the conditions to Closing set forth in Section 7.1 (other than Section 7.1(f) (and Section 7.1(c) solely to the extent such condition is not satisfied as a result of the Equity Financing not being funded)) and Section 7.2 have been satisfied or, to the extent permitted by applicable Law, waived in writing (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver in writing of such conditions at Closing), (2) all of the conditions to consummate the Equity Financing set forth in the Investment Agreement have been satisfied or, to the extent permitted by applicable Law, waived in writing, other than those conditions set forth in Section 1.2(b)(i)(5) of the Investment Agreement related to the satisfaction of Section 7.1(c) solely to the extent such condition is not satisfied as a result of the Equity Financing not being funded (other than those conditions that by their terms are to be satisfied at the consummation of the Equity Financing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver in writing of such conditions at the consummation of the Equity Financing) and (3) the Investor has notified Parent and the Company that the Investor is ready, willing and able to consummate the Equity Financing if the Closing occurs on the Target Closing Date, (y) the Company has notified Parent in writing that the Company is ready, willing and able to consummate the Closing if the Investor has not rescinded the notice in the foregoing clause (3) on the Target Closing Date and (z) the Closing does not occur on or before the Target Closing Date; or

(ii) (x) all of the conditions to Closing set forth in Section 7.1 (other than Section 7.1(f) (and Section 7.1(c) solely to the extent such condition is not satisfied as a result of the Equity Financing not being funded)) and Section 7.2 have been satisfied or, to the extent permitted by applicable Law, waived in writing (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver in writing of such conditions at Closing), (y) (i) one or more of the Investor’s conditions precedent to consummate the Equity Financing set forth in the Investment Agreement is not satisfied (other than those conditions set forth in Section 1.2(b)(i)(5) of the Investment Agreement), (ii) such failure of the condition to be satisfied is principally due to, directly caused by or a direct result of Parent’s breach of this Agreement or the Investment Agreement (an “Equity Financing Breach”), (iii) the Investor has notified Parent in writing of such Equity Financing Breach, and (iv) Parent fails to cure such Equity Financing Breach by the close of business on the Business Day immediately preceding the Extended Target Closing Date, and (z) the Closing does not occur on or before the Extended Target Closing Date;

(i) by the Company, if either

(i) (x) all of the conditions to Closing set forth in Section 7.1 (other than Section 7.1(f) (and Section 7.1(c) solely to the extent such condition is not satisfied as a result of the Equity Financing not being funded)) and Section 7.2 have been satisfied or, to the extent permitted by applicable Law, waived in writing (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver in writing of such conditions at Closing), (y)(1) all of the Investor’s conditions to consummate the Equity Financing set forth in the Investment Agreement have been satisfied or, to the extent permitted by applicable Law, waived in writing, other than those conditions set forth in Section 1.2(b)(i)(5) of the Investment Agreement related to the satisfaction of Section 7.1(c) solely to the extent such condition is not satisfied as a result of the Equity Financing not being funded (other than those conditions that by their terms are to be satisfied at the consummation of the Equity Financing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver in writing of such conditions at the consummation of the Equity Financing) and (2) the Investor breaches its obligation to consummate the Equity Financing on the Target Closing Date, and (z) the Closing does not occur on or before the Target Closing Date; or

(ii) (x) all of the conditions to Closing set forth in Section 7.1 (other than Section 7.1(f) (and Section 7.1(c) solely to the extent such condition is not satisfied as a result of the Equity Financing not being funded)) and Section 7.2 have been satisfied or, to the extent permitted by applicable Law, waived in writing (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver in writing of such conditions at Closing), (y) one or more of the Investor’s conditions precedent to consummate the Equity Financing set forth in the Investment Agreement (other than those conditions set forth in Section 1.2(b)(i)(5) of the Investment Agreement) is not satisfied in any manner other than as described in Section 8.1(h)(ii)(y) above, and (z) the Closing does not occur on or before the Target Closing Date;

For purposes of this Agreement, the term “Target Closing Date” shall mean the date Closing would have been required to occur pursuant to Section 1.2 if this Agreement did not include the conditions set forth in Section 7.1(f) and, solely to the extent a Requisite Regulatory Approval is contingent upon receipt of the Equity Financing, those set forth in Section 7.1(c); and the term “Extended Target Closing Date” shall mean the last Business Day of the calendar month following the month in which the Target Closing Date was to occur.

(j) by the Company, if the Company Board so determines by a vote of a majority of the members of the Company Board within a one (1) day following the Determination Date, if both of the following conditions are satisfied, such termination to be effective on such date:

(i) the Parent Market Value on the Determination Date is less than $15.81; and

(ii) the number obtained by dividing the Parent Market Value on the Determination Date by the Initial Parent Market Value is less than the number obtained by dividing (A) the Final Index Price by (B) the Initial Index Price minus 0.20.

For purposes of this Agreement, the following terms shall have the following meanings:

(iii) The “Determination Date” means the date that is two (2) Business Days immediately preceding the Closing Date.

(iv) The “Final Index Price” means the volume weighted average trading price of the Index, for the thirty-five (35) consecutive trading days immediately preceding the Determination Date.

(v) The “Index” means the KBW Nasdaq Regional Banking Index or, if such Index is not available, such substitute or similar Index as substantially replicates the KBW Nasdaq Regional Banking Index.

(vi) The “Index Ratio” means the Final Index Price divided by the Initial Index Price.

(vii) The “Initial Index Price” means the volume weighted average trading price of the Index on the date of this Agreement.

(viii) The “Initial Parent Market Value” means $19.76, adjusted as indicated in the last sentence of this Section 8.1(j) as set forth below.

(ix) The “Parent Market Value” means, as of any specified date, the average of the volume weighted average trading price of a share of Parent Common Stock as reported on the NASDAQ for the thirty-five (35) consecutive trading days immediately preceding such specified date.

If the Company elects to exercise its termination right pursuant to this Section 8.1(j), it shall promptly (and in any event no later than one (1) Business Day following the Determination Date) notify Parent in writing of such election. If Parent or any company belonging to the Index declares or effects a stock dividend, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or similar change in capitalization between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately and equitably adjusted for the purposes of applying this Section 8.1(j).

The party desiring to terminate this Agreement pursuant to clauses (b), (c), (d), (e), (f), (g), (h), (i) or (j) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions of this Agreement pursuant to which such termination is effected.

8.2 Effect of Termination.

(a) In the event of any termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective affiliates or any of their respective Representatives shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.3(b), Section 6.21(d) (solely with respect to Parent’s obligation to remit certain recoveries from the Investor to the Company), Section 6.21(e), this Section 8.2 and Article IX (other than Section 9.12) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall be relieved or released from any liabilities or damages (A) arising out of fraud or any willful breach of any provision of this Agreement or (B) pursuant to Section 9.11(b) (including the Company’s rights to seek damages as set forth in Section 9.11(b)(ii)(B)), subject to Section 9.11(c).

(b)

(i) In the event (A) that after the date of this Agreement and prior to the termination of this Agreement, one or more bona fide Acquisition Proposals shall have been communicated to or otherwise made known to the Board of Directors or senior management of the Company (only in the case of a termination pursuant to Section 8.1(d)) or shall have been made directly to the stockholders of the Company or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Company Meeting) an Acquisition Proposal, in each case, with respect to the Company, (B) thereafter, this

Agreement is terminated by (x) Parent pursuant to Section 8.1(d) as a result of a willful breach of this Agreement or (y) either party pursuant to Section 8.1(e)(ii) and (C) prior to the date that is nine (9) months after the date of such termination, the Company either (1) enters into a definitive agreement in respect of an Acquisition Proposal or (2) consummates a transaction with respect to an Acquisition Proposal, in each case, with any person or affiliate of any person that made any of the Acquisition Proposals described above, then the Company shall, (xx) in event this Agreement is terminated by Parent pursuant to Section 8.1(d), pay Parent, on the earlier of the sixtieth (60th) day after the date it enters into such definitive agreement (regardless of whether a transaction is consummated) and the date such transaction is consummated, by wire transfer of same-day funds, a fee equal to $21,431,924 (the “Termination Fee”) or (yy) in event this Agreement is terminated by either party pursuant to Section 8.1(e)(ii), pay Parent (aa) on the fourteenth (14th) day after the date it enters into such definitive agreement (regardless of whether a transaction is consummated), by wire transfer of same-day funds, fifty percent (50%) of the Termination Fee (which shall be non-refundable) and (bb) on the date such transaction is consummated (if consummated) even if such transaction is consummated after the expiration of the nine (9) month period referenced above, by wire transfer of same-day funds, the remaining fifty percent (50%) of the Termination Fee; provided that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “fifteen percent (15%)” shall instead refer to “fifty percent (50%)”.

(ii) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(g)(ii) or (iii), then the Company shall pay Parent, by wire transfer of same-day funds, the Termination Fee within fourteen (14) days of the date of termination.

(iii) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(g)(i), then Parent shall only be entitled to receive a Termination Fee pursuant to this Section 8.2(b)(iii) if Parent delivers the written notice of termination to the Company no later than 11:59 p.m. Eastern Time on the tenth (10th) Business Day after Parent receives all material documents and materials provided to the Company Board in connection with the Company Board’s determination to effect such Recommendation Change (provided that the Company may reasonably redact information solely to the extent such information is subject to attorney-client privilege) and if Parent so timely provides such written notice of termination then such Termination Fee shall be paid by the Company to Parent, by wire transfer of same-day funds, within fourteen (14) days of the date of termination.

(c)

(i) In the event (A) that after the date of this Agreement and prior to the termination of this Agreement, one or more bona fide Acquisition Proposals shall have been communicated to or otherwise made known to the Board of Directors or senior management of Parent (only in the case of a termination pursuant to Section 8.1(d)) or shall have been made directly to the stockholders of Parent or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Parent Meeting) an Acquisition Proposal, in each case, with respect to Parent, (B) thereafter, this Agreement is terminated by (x) the Company pursuant to Section 8.1(d) as a result of a willful breach of this Agreement or (y) either party pursuant to Section 8.1(e)(i) and (C) prior to the date that is nine (9) months after the date of such termination, Parent either (1) enters into a definitive agreement in respect of an Acquisition Proposal or (2) consummates a transaction with respect to an Acquisition Proposal, in each case, with any person or affiliate of any person that made any of the Acquisition Proposals described above, then Parent shall, (xx) in event this Agreement is terminated by the Company pursuant to Section 8.1(d), pay the Company, on the earlier of the sixtieth (60th) day after the date it enters into such definitive agreement (regardless of whether a transaction is consummated) and the date such transaction is consummated, by wire transfer of same-day funds, the Termination Fee or (yy) in event this Agreement is terminated by either party pursuant to Section 8.1(e)(i), pay the Company (aa) on the fourteenth (14th) day after the date it enters into such definitive agreement (regardless of whether a transaction is consummated), by wire transfer of same-day funds, fifty percent (50%) of the Termination Fee (which shall be non-refundable) and (bb) on the date such transaction is consummated (if consummated) even if such transaction is consummated after the expiration of the nine (9) month period referenced above, by wire transfer of same-day funds, the remaining fifty percent (50%) of the Termination Fee; provided that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “fifteen percent (15%)” shall instead refer to “fifty percent (50%)”.

(ii) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(f)(ii) or (iii), then Parent shall pay the Company, by wire transfer of same-day funds, the Termination Fee within fourteen (14) days of the date of termination.

(iii) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(f)(i), then the Company shall only be entitled to receive a Termination Fee pursuant to this Section 8.2(c)(iii) if the Company delivers the written notice of termination to Parent no later than 11:59 p.m. Eastern Time on the tenth (10th) Business Day after the Company receives all material documents and materials provided to the Parent Board in connection with the Parent Board’s determination to effect such Recommendation Change (provided that Parent may reasonably redact information solely to the extent such information is subject to attorney-client privilege) and if the Company so timely provides such written notice of termination then such Termination Fee shall be paid by Parent to the Company, by wire transfer of same-day funds, within fourteen (14) days of the date of termination.

(iv) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(i), then Parent shall pay the Company, by wire transfer of same-day funds, a fee equal to $46,339,296 (the “Reverse Termination Fee”) within two (2) Business Days of the date of termination.

(d) Each of Parent and the Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Parent or the Company, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in an Order against the non-paying party for such amount or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if Parent or the Company, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was originally required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.

(e) Notwithstanding anything to the contrary herein, in no event shall either party be required to pay (i) the Termination Fee or Reverse Termination Fee more than once or (ii) both the Termination Fee and the Reverse Termination Fee.

(f) Without limiting any amount that may be payable by Parent or Company under Section 8.2, the Termination Fee or Reverse Termination Fee constitutes liquidated damages and not a penalty, and, except in the case of (i) fraud, (ii) a willful breach of any provision of this Agreement by the non-terminating party or (iii) assertion of the Company’s rights pursuant to Section 9.11(b), subject to Section 9.11(c), shall be the sole monetary remedy of Parent or the Company, as applicable, in the event of a termination of this Agreement; provided that, notwithstanding anything to the contrary contained in this Agreement, following a termination of this Agreement in accordance with its terms, the Company shall continue to have the right set forth in Section 6.21(d) to receive distributions of a portion of any monetary damages Parent recovers from the Investor pursuant to the Investment Agreement and shall continue to have the rights set forth in Section 6.21(e) regarding reimbursement for costs and expenses, indemnification by Parent for Losses in connection with cooperation under Section 6.21(b) and other rights expressly set forth therein.

(g) The election of either party to pursue an injunction, specific performance or other equitable relief pursuant to Section 9.12 shall not restrict, impair or otherwise limit such party from subsequently seeking to terminate this Agreement and seeking to collect the amount due pursuant to this Section 8.2 and/or from otherwise pursuing a claim for damages pursuant to Section 9.11(b) or the other provisions of this Agreement;

provided, however, that under no circumstances shall such party be permitted or entitled to receive more than one of the following: (i) a grant of specific performance of the transactions contemplated hereby that results in the consummation of the Closing, (ii) the payment of the Termination Fee, (iii) the payment of the Reverse Termination Fee or (iv) an award of damages; provided, further, that notwithstanding anything to the contrary contained in this Agreement, following a termination of this Agreement in accordance with its terms, the Company shall continue to have the right set forth in Section 6.21(d) to receive a portion of any monetary damages Parent recovers from the Investor pursuant to the Investment Agreement and shall continue to have the rights set forth in Section 6.21(e) regarding reimbursement for costs and expenses, indemnification by Parent for Losses in connection with cooperation under Section 6.21(b) and other rights expressly set forth therein, which rights, for the avoidance of doubt, shall be available to the Company notwithstanding whether the Company receives a grant of specific performance, payment of the Termination Fee, payment of the Reverse Termination Fee or an award of damages pursuant to the terms of this Agreement.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants or other agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time (other than agreements or covenants contained herein and therein that by their express terms apply or are to be performed in whole or in part after the Effective Time, including Section 6.8 and Section 6.13).

9.2 Amendment. Subject to compliance with Law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Company Vote or the Requisite Parent Vote; provided, however, that after the receipt of the Requisite Parent Vote or the Requisite Company Vote, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires such further approval under Law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties.

9.3 Extension; Waiver. At any time prior to the Effective Time, the parties may, to the extent legally permitted, extend the time for the performance of any of the obligations or other acts of the other parties, waive any inaccuracies in the representations and warranties contained herein or in any document delivered by the other party pursuant hereto and waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that, after receipt of the Requisite Parent Vote or the Requisite Company Vote, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof that requires such further approval under Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply with an obligation, covenant, agreement or condition.

9.4 Expenses. Except as otherwise expressly provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC in connection with the Mergers and the other transactions contemplated by this Agreement shall be borne fifty percent (50%) by Parent and fifty percent (50%) by the Company.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given on (a) the date of delivery if delivered personally, (b) upon delivery if delivered by email (provided that no auto-generated error or non-delivery or similar message (except for any “out of office” message) is generated in response thereto), which delivery shall be deemed to occur on the date sent, if the email is sent during the recipient’s normal business hours, and shall be deemed to occur on the following business day at the recipient’s location, if the email is sent after the close of business for the recipient’s normal business hours, (c) the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (d) the earlier of confirmation of receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to the Company, to:

Flushing Financial Corporation

220 RXR Plaza

Uniondale, New York 11556

Attention: John Buran; Maria Grasso

Email: [REDACTED]@flushingbank.com

[REDACTED]@flushingbank.com

With a copy (which shall not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza, 12th floor

Attention: Gary Simon; Ken Lefkowitz

Email: gary.simon@hugheshubbard.com;

ken.lefkowitz@hugheshubbard.com

and, if to Parent or Merger Sub, to:

OceanFirst Financial Corp.

110 West Front Street

Red Bank, New Jersey 07701

Attention: Christopher D. Maher

Email: [REDACTED]@oceanfirst.com

With a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Sven Mickisch; Matthew Nemeroff, Makala Kaupalolo

E-mail: Sven.Mickisch@stblaw.com; Matthew.Nemeroff@stblaw.com;

    Makala.Kaupalolo@stblaw.com

and, if to Mr. John Buran in respect of the rights and obligations set forth in Section 6.13:

Mr. John Buran

c/o OceanFirst Financial Corp.

110 West Front Street

Red Bank, New Jersey 07701

Attention: John Buran

Email: [REDACTED]@flushingbank.com

With a copy (which shall not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza, 12th floor

Attention: Gary Simon; Ken Lefkowitz

Email: gary.simon@hugheshubbard.com;

ken.lefkowitz@hugheshubbard.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents, defined term index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and similar terms, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. References to “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by law to be closed. As used herein, “knowledge of the Company” means the actual knowledge of any of the officers of the Company listed on the Section 9.6 of the Company Disclosure Schedule, and the “knowledge of Parent” means the actual knowledge of any of the officers of Parent listed on Section 9.6 of the Parent Disclosure Schedule. References to “ordinary course of business” means the ordinary course of business consistent with past practice of the applicable person. As used herein, (a) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (b) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (c) unless the context otherwise requires, “party” means a party to this Agreement irrespective of whether such term is followed by the word “hereto” or the words “to this Agreement”, (d) “made available” means any document or other information that was (i) included in the virtual data room of a party at least one (1) calendar day prior to the date of this Agreement or (ii) filed by Parent or the Company with the SEC and publicly available on EDGAR at least one (1) calendar day prior to the date of this Agreement, (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Mergers, the Bank Merger and Parent Share Issuance, (f) any reference to any statute, includes all amendments thereto and all rules and regulations promulgated thereunder, (g) “U.S.” means the United States of America, (h) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if” and (i) “willful breach” means a material breach of, or material failure to perform any of the covenants or other agreements contained in, this Agreement or the Investment Agreement, at applicable, that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute such breach of or such failure of performance under this Agreement and includes any failure to consummate the Closing at a time when such party is required to consummate the Closing. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not require any person to take any action, or fail to take any action, or otherwise restrict any action if to do so would violate any applicable Law or be inconsistent with any directive of any Governmental Entity.

9.7 Counterparts. This Agreement may be executed (including in any manner permitted by Section 9.15 of this Agreement) in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement, constitute the entire agreement among the parties and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement (including the exclusivity agreement between the parties). The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and the exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.

9.9 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles that would apply the laws of a different jurisdiction.

(b) Each party agrees that it will bring any Action in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such Action in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such Action will be effective if notice is given in accordance with Section 9.5.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment; Third Party Beneficiaries; Certain Remedies.

(a) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention of this Agreement shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

(b) This Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except (i) as otherwise expressly provided in Section 6.8 and Section 6.13 and (ii) (A) the rights of the Company, on behalf of the Company’s stockholders (each of which are third party beneficiaries of this Agreement to the extent required for this provision to be enforceable), and the rights of Parent, on behalf of Parent’s stockholders (each of which are third party beneficiaries of this Agreement to the extent required for this provision to be enforceable), to pursue specific performance as set forth in Section 9.12 and (B) the rights of the Company, on behalf of the Company’s stockholders (each of which are third party beneficiaries of this Agreement to the extent required for this provision to be enforceable), to pursue damages for the loss of the benefits of the transactions contemplated by this Agreement to the Company’s stockholders (i.e., the loss of the premium (if any) to which the Company’s stockholders would have been entitled), if (1) such damages arise out of a willful breach of this Agreement by Parent, or (2) such damages arise out of the facts and circumstances that are the basis of the Company’s termination of the Agreement pursuant to Section 8.1(h), it being agreed that in no event shall any stockholder of the Company or Parent be entitled to enforce any of their rights, or any of the party’s obligations, under this Agreement directly, but rather that (x) the Company shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for the Company’s stockholders, and (y) Parent shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for Parent’s stockholders, and, with respect to clause (ii)(B) of this Section 9.11(b), the Company may retain any amounts obtained in connection therewith.

(c) For the avoidance of doubt, notwithstanding anything to the contrary, (i) the Company shall have the ability to collect those damages described in clause (ii)(B)(1) of Section 9.11(b) only if it is finally determined by a court of competent jurisdiction pursuant to a final non-appealable order that Parent willfully breached this Agreement, (ii) the Company shall have the ability to collect those damages described in clause (ii)(B)(2) of Section 9.11(b) only if it is finally determined by a court of competent jurisdiction pursuant to a final non-appealable order that this Agreement was terminated by the Company pursuant to and in accordance with the terms and conditions of Section 8.1(h), (iii) subject to Section 9.11(c)(iv), payment of the Reverse Termination Fee described in Section 8.2(c)(iv) shall be the sole and exclusive remedy of the Company in the event the Company terminates this Agreement pursuant to and in accordance with the terms and conditions of Section 8.1(i) and (iv) following a termination of this Agreement in accordance with its terms, the Company shall continue to have the rights set forth in Section 6.21(d) to receive distributions of a portion of any monetary damages Parent recovers from the Investor pursuant to the Investment Agreement and the rights set forth in Section 6.21(e) regarding reimbursement for costs and expenses, indemnification by Parent for Losses in connection with cooperation under Section 6.21(b) and other rights expressly set forth therein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Except as provided in Section 6.8 and Section 6.13, notwithstanding any other provision in this Agreement to the contrary, no consent, approval or agreement of any third-party beneficiary will be required to amend, modify or waive any provision of this Agreement.

9.12 Remedies; Specific Performance. Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy expressly conferred hereby, and the exercise by a party of any one such remedy will not preclude the exercise of any other such remedy. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement (including the parties’ obligation to consummate the Mergers), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any Action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 4.32(b), 12 C.F.R. § 261.2(b) and 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable Law; provided that, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this Section 9.14 apply.

9.15 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall (and each party hereto shall cause its Subsidiaries and Representatives not to) raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any signed agreement or instrument entered into in connection with this Agreement, or any amendments or waivers hereto or thereto, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract, and each party hereto forever waives any such defense.

[Signature Pages Follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

OCEANFIRST FINANCIAL CORP.

By:	/s/ Christopher D. Maher
Name: Christopher D. Maher
Title: Chairman & Chief Executive Officer

APOLLO MERGER SUB CORP.

By:	/s/ Christopher D. Maher
Name: Christopher D. Maher
Title: Chairman & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

FLUSHING FINANCIAL CORPORATION

By:	/s/ John R. Buran
Name: John R. Buran
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

FLUSHING BANK

AND

OCEANFIRST BANK, N.A.

[ATTACHED]

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 29, 2025, is entered into by and between OCEANFIRST BANK, NATIONAL ASSOCIATION, a national banking association (“Parent Bank”) headquartered in Toms River, New Jersey, and FLUSHING BANK, a New York chartered non-member bank (“Company Bank”) headquartered in Uniondale, New York. Company Bank and Parent Bank are each sometimes individually referred to herein as a “Party” or collectively referred to herein as the “Parties.”

WHEREAS, OceanFirst Financial Corp., a Delaware corporation (“Parent”), is the owner of all of the outstanding capital stock of Parent Bank;

WHEREAS, Flushing Financial Corporation, a Delaware corporation (the “Company”), is the owner of all of the outstanding capital stock of Company Bank;

WHEREAS, Parent, Apollo Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger, dated as of December 29, 2025 (the “Merger Agreement”), whereby, on the terms and subject to the conditions set forth therein, (a) Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “First-Step Merger”), and (b) immediately thereafter, the Company will merge with and into Parent, with Parent being the surviving corporation (together with the First-Step Merger, the “Mergers”);

WHEREAS, immediately following the consummation of the Mergers, Parent will be the direct owner of all of the outstanding capital stock of both of Parent Bank and Company Bank;

WHEREAS, on the day immediately following the consummation of the Mergers, Company Bank and Parent Bank intend to, and Parent and the Company intend that such Parties, with the approval of the Office of the Comptroller of the Currency (the “OCC”) and any other applicable regulatory agency, effect a merger whereby Company Bank will merge with and into Parent Bank, with Parent Bank continuing as the Surviving Bank (as defined below) (the “Bank Merger”), on the terms and subject to the conditions of this Agreement and in accordance with applicable law (including Section 215a and other applicable provisions of the National Bank Act, as amended, 12 U.S.C. § 1, et seq. (together with its implementing regulations, the “NBA”) and Sections 137, 600 and other applicable provisions of the New York Banking Law, as amended (the “NYBL”));

WHEREAS, for U.S. federal income tax purposes, it is intended that the Bank Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and Treasury Regulations Section 1.368-2(g);

WHEREAS, the Parties’ respective boards of directors have approved this Agreement and the Bank Merger by a vote of at least a majority of the entire board of each such Party, and Parent and the Company, as the sole stockholders, respectively, of each of Parent Bank and Company Bank, respectively, have each approved this Agreement and the Bank Merger;

WHEREAS, Parent and the Company, as the sole stockholders, respectively, of each of Parent Bank and Company Bank, respectively, have each waived any newspaper publication requirement under the NBA and have each approved, ratified and confirmed this Agreement and the Bank Merger by means of future effective written consent to be effective upon execution and delivery of this Agreement by all parties thereto and delivery to Parent (in the case of the consent of the sole stockholder of Parent Bank) and to the Company (in the case of the consent of the sole stockholder of Company Bank) of an executed copy of this Agreement; and

WHEREAS, Company has waived any dissenters’ rights that it may have pursuant to the NBA, Bank Merger Act, 12 U.S.C. 1828(c), or the NYBL by virtue of Company’s ownership of all shares of capital of Company Bank.

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NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. The Bank Merger. At the Effective Time (as defined below), in accordance with the applicable provisions of, and with the effects provided in, applicable law (including the NBA), (a) the Bank Merger shall occur, (b) the separate existence of Company Bank shall cease and (c) Parent Bank shall continue (i) as the resulting national banking association in such Bank Merger (the “Surviving Bank”) and (ii) its existence under the laws of the United States. The name of the Surviving Bank shall be “OceanFirst Bank, National Association.”

2. Filings; Effective Time. Prior to the Effective Time, the Company Bank and Parent Bank shall execute such certificates of merger and such other documents, instruments, and certificates as are necessary to make the Bank Merger effective on the day immediately following the consummation of the Mergers. On the terms and subject to the conditions set forth in this Agreement and in accordance with applicable law, the Bank Merger shall be effective at such date specified in the merger certification issued by the OCC (such date and time, the “Effective Time”).

3. Effect of the Bank Merger. At and after the Effective Time, the Bank Merger shall have the effects provided in this Agreement and applicable law. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of Company Bank and Parent Bank shall vest in the Surviving Bank, and all debts, liabilities and duties of Company Bank and Parent Bank shall become the debts, liabilities, and duties of the Surviving Bank. Immediately following the Effective Time, the Surviving Bank shall: (a) continue to operate the main office and each of the branches of the Company Bank existing as of the Effective Time as branches of the Surviving Bank at the officially designated address of each such office or branch; (b) continue to operate the branches of Parent Bank existing as of the Effective Time as branches of the Surviving Bank at the officially designated address of each such office or branch; and (c) continue to operate the main office of the Parent Bank existing as of the Effective Time as the main office of the Surviving Bank, in each case without limiting the authority under applicable law of the Surviving Bank to close, relocate or otherwise make any changes regarding any such branch. The main office of the Surviving Bank shall be 975 Hooper Avenue, Toms River, New Jersey 08753.

4. Business of the Surviving Bank. At the Effective Time, the Surviving Bank shall be considered the same business and corporate entity as Company Bank and Parent Bank with all the rights, powers and duties of each of Company Bank and Parent Bank; provided, however, that the Surviving Bank shall not, through the Bank Merger, acquire power to engage in any business or to exercise any right, privilege or franchise which is not conferred on the Surviving Bank by the NBA.

5. Conditions Precedent. The obligation of each Party to effect the Bank Merger is subject to the satisfaction or, if permitted by applicable law, written waiver, of the following conditions: (a) the consummation of the Mergers prior to the Effective Time; (b) the receipt of all necessary authorizations and approvals from the OCC and any other applicable regulatory agency required to consummate the Bank Merger, and the expiration of all statutory waiting periods in respect thereof; (c) there shall not be in effect any temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity (that remains in effect) that, in any case, prohibits or makes illegal the consummation of the Bank Merger; and (d) this Agreement and the Bank Merger shall have been approved, ratified and confirmed, as applicable, by the sole shareholder of each of Parent Bank and the Company Bank.

6. Termination. This Agreement may be terminated at any time prior to the Effective Time by a written instrument executed by the Parties. This Agreement shall automatically terminate, and the Bank Merger shall be abandoned at any time prior to the Effective Time if the Merger Agreement is terminated in accordance with its terms.

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7. Articles of Association and Bylaws. As of the Effective Time, the articles of association and bylaws of Parent Bank, each as in effect immediately prior to the Effective Time, shall be the articles of association and bylaws of the Surviving Bank until thereafter amended in accordance with their respective terms and applicable law.

8. Directors and Officers. Subject to Section 6.13(g) of the Merger Agreement, as of the Effective Time, (a) the directors of the Surviving Bank shall be the directors of Parent Bank immediately prior to the Effective Time, (b) the officers of the Surviving Bank shall be the officers of Parent Bank immediately prior to the Effective Time and (c) such directors and officers shall hold office until their respective successors are duly elected or appointed and qualified.

9. Effect on Capital Stock of Company Bank. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Bank Merger and without any action on the part of Parent Bank, Company Bank or Parent (then, the direct sole stockholder of Company Bank), all of the capital stock of Company Bank issued and outstanding immediately prior to the Effective Time shall be canceled and extinguished and shall cease to exist, and no consideration shall be delivered in exchange therefor. Parent hereby waives any dissenters’ rights that it may have pursuant to applicable law by virtue of Parent’s ownership of all the shares of capital stock of Company Bank.

10. Effect on Capital Stock of Parent Bank. Each share of capital stock of Parent Bank issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding as one validly issued, fully paid and nonassessable share of capital stock of the Surviving Bank. From and after the Effective Time, each certificate, if any, evidencing ownership of shares of the capital stock of Parent Bank issued and outstanding immediately prior to the Effective Time shall evidence ownership of such shares of capital stock of the Surviving Bank. At the Effective Time, the amount of capital stock, including surplus, of the Surviving Bank shall be $1,331,770,000 (adjusted, however, for normal earnings and expenses between October 1, 2025, and the Effective Time), and the number of outstanding shares of common stock of the Surviving Bank shall be 1,000 shares, par value $1.00.

11. Further Assurances. On and after the date of this Agreement and until the Effective Time, each Party will (a) execute and deliver all such further instruments and papers, (b) provide such records and information and (c) take such further action, in each case, as may be necessary, appropriate or reasonably advisable to carry out the transactions contemplated by, and to accomplish the purposes of, this Agreement. If at any time after the closing of the Bank Merger, the Surviving Bank shall reasonably require that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Bank title to any property or rights of Company Bank as of the Effective Time or otherwise carry out the provisions hereof, the proper officers and directors of Company Bank, as of the Effective Time, and thereafter the officers of the Surviving Bank acting on behalf of Company Bank, shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Bank and otherwise carry out the provisions hereof.

12. Representations and Warranties. Each of the Parties represents and warrants that this Agreement has been duly authorized, executed, and delivered by such Party and constitutes the legal, valid, and binding obligation of such Party, enforceable against it in accordance with the terms hereof (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

13. Nonsurvival of Agreements. None of the representations, warranties, or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement in accordance with Section 6.

14. Expenses. All costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs, fees, or expenses.

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15. Amendment. This Agreement may not be amended, modified, or supplemented in any manner, whether by course of conduct or otherwise, except by a written instrument signed on behalf of each of the Parties.

16. Extension; Waiver. The Parties may, to the extent legally permitted, extend the time for the performance of any of the obligations or other acts of the other Party, waive any inaccuracies in the representations and warranties contained herein or in any document delivered by the other Party pursuant hereto and waive compliance with any of the agreements or satisfaction of any conditions contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply with an obligation, covenant, agreement or condition.

17. Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

18. Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any person (other than the Parties) any rights, powers, privileges, or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

19. Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement among the Parties and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

20. Remedies; Specific Performance. Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy expressly conferred hereby, and the exercise by a Party of any one such remedy will not preclude the exercise of any other such remedy. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the Parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Bank Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

21. Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

22. Governing Law; Waiver of Jury Trial. Except as otherwise expressly provided herein, this Agreement shall be governed by and construed in accordance with the laws of the United States, without regard to any applicable conflicts of law principles that would apply the laws of a different jurisdiction. EACH OF THE PARTIES WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

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23. Interpretation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Sections, such reference shall be to a Section to this Agreement unless otherwise indicated. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Terms defined in the singular have a comparable meaning when used in the plural, and vice versa. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and similar terms, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. The term “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” This Agreement shall not require any person to take any action, or fail to take any action, or otherwise restrict any action if to do so would violate any applicable law or be inconsistent with any directive of any governmental entity.

24. Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, (i) may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart and (ii) to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto shall (and each Party hereto shall cause its subsidiaries and representatives not to) raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any signed agreement or instrument entered into in connection with this Agreement, or any amendments or waivers hereto or thereto, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract, and each Party hereto forever waives any such defense.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their duly authorized officers as of the date first set forth above.

OCEANFIRST BANK, NATIONAL ASSOCIATION

By:
Name:
Title:

[Signature Page to Bank Merger Agreement]

FLUSHING BANK

By:
Name:
Title:

[Signature Page to Bank Merger Agreement]

EXHIBIT B

FORM OF

FFIC VOTING AND SUPPORT AGREEMENT

[ATTACHED]

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated as of December 29, 2025 (this “Agreement”), is by and between OceanFirst Financial Corp., a Delaware corporation (“Parent”), and the undersigned stockholder (the “Stockholder”) of Flushing Financial Corporation, a Delaware corporation (the “Company”). Each of Parent and the Stockholder are sometimes referred to as a “Party” and collectively as the “Parties” in this Agreement. Capitalized terms used herein and not defined herein shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Parent and Apollo Merger Sub Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, on the terms and subject to the conditions set forth therein, (a) Merger Sub will merge with and into the Company (the “First-Step Merger”), with the Company surviving as a wholly-owned Subsidiary of Parent, (b) immediately thereafter, the Company, as the surviving corporation in the First-Step Merger, will merge with and into Parent (the “Second-Step Merger” and, together with the First-Step Merger, the “Mergers”), with Parent being the surviving corporation in the Second-Step Merger and (c) at the Effective Time, the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (subject to certain exceptions) will, without any further action on the part of the holder thereof, be automatically converted into the right to receive the Merger Consideration as set forth in the Merger Agreement;

WHEREAS, as of the date hereof and except as otherwise specifically set forth herein, the Stockholder is the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of, has the sole right to dispose of and has the sole right to vote, the number of shares of Company Common Stock set forth below the Stockholder’s signature on the signature page hereto (such shares of Company Common Stock, together with any other shares of capital stock of the Company with respect to which record and/or beneficial ownership may be acquired by the Stockholder after the execution of this Agreement, whether acquired directly or indirectly, upon the exercise of options, conversion of convertible securities, warrants or otherwise, and any other securities issued by the Company that are entitled to vote on the approval of the Merger Agreement held or acquired by the Stockholder (whether acquired heretofore or hereafter), being collectively referred to herein as the “Shares”; provided that, “Shares” shall not include any such shares of capital stock of the Company over which the Stockholder exercises control as a trustee or in a similar fiduciary capacity (other than shares voted by the Stockholder as a trustee or in a fiduciary capacity on behalf of (i) a family member or (ii) affiliated entity of the Stockholder, in each case, which shares shall be included in Shares));

WHEREAS, receiving the Requisite Company Vote is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as a condition and an inducement for Parent to enter into the Merger Agreement and incur the obligations set forth therein, Parent has required that (a) the Stockholder enter into this Agreement and (b) certain other directors and officers of the Company enter into separate, substantially identical voting and support agreements with Parent.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

Section 1. Agreement to Vote; Restrictions on Voting and Transfers.

(a) Agreement to Vote the Shares. Until the Expiration Time (as defined below), at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of the

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Company’s stockholders at which any of the following matters are to be voted on, however called, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following matters, the Stockholder irrevocably and unconditionally hereby agrees to:

(i) appear at such meeting, in person or by proxy, or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating and establishing a quorum; and

(ii) vote or cause to be voted, in person or by proxy, all of such Shares (unless the Company Board has made a Recommendation Change permitted by the Merger Agreement), (A) in favor of (I) the adoption and approval of the Merger Agreement (including any amendments or modifications thereof) and the transactions contemplated thereby (including the Mergers) and (II) the adjournment or postponement of the Company Meeting, if (x) as of the time for which the Company Meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting or (y) on the date of the Company Meeting, the Company has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote; (B) against any Acquisition Proposal (without regard to the terms of such Acquisition Proposal) or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any agreement, amendment of any agreement or amendment of any organizational document (including the Company Certificate and the Company Bylaws), or any other action, in each case, that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone, discourage, frustrate or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement and (D) against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company contained in the Merger Agreement or of the Stockholder contained in this Agreement. The Stockholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a stockholder of the Company, to approve or adopt the Merger Agreement unless the Merger Agreement is terminated in accordance with its terms or if there has been a Recommendation Change permitted by the Agreement. Notwithstanding anything to the contrary in this Agreement, (1) this Section 1(a) shall not require any Stockholder to be present (in person or by proxy) or vote (or cause to be voted) any of its Shares to amend, modify or waive any provision of the Merger Agreement in a manner that reduces the amount or changes the form of the Merger Consideration payable, imposes any material restrictions on or additional material conditions on the payment of the Merger Consideration, extends the Termination Date (other than as permitted pursuant to the Merger Agreement) or otherwise adversely affects such Stockholder (in its capacity as a stockholder of the Company) in any material respect (each of the foregoing, an “Adverse Amendment”); and (2) each Stockholder shall remain free to vote (or execute consents or proxies with respect to) its Shares with respect to any matter not described in this Section 1(a), in any manner such Stockholder deems appropriate, including in connection with the election of directors of the Company.

(iii) For purposes of this Agreement, the term “Expiration Time” shall mean the earliest to occur of (A) a Recommendation Change pursuant to Section 6.14 of the Merger Agreement, (B) the Effective Time, (C) such time as the Merger Agreement is validly terminated in accordance with the terms of Article VIII of the Merger Agreement, (D) the termination of this Agreement by written agreement of all of the Parties, or (E) such time, if any, that an Adverse Amendment is approved by the stockholders of the Company and implemented.

(b) Restrictions on Transfers. Until the earlier of the receipt of the Requisite Company Vote or the Expiration Time, the Stockholder shall not, directly or indirectly, sell, offer to sell, give, assign, convey, transfer, pledge, grant a security interest in, encumber, tender in any tender or exchange offer, grant any option for the sale of, enter into any swap or other arrangement that hedges or transfers to another, or otherwise hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, in whole or in part, any of the economic consequences of ownership of, or enter into any agreement, arrangement, contract or understanding to take any of the foregoing actions with respect to (each, a “Transfer”), any Shares, other than a Transfer of Shares (i) by will or operation of law as a result of the death of

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the Stockholder, in which case, this Agreement shall bind the transferee, (ii) for bona fide estate planning purposes to the Stockholder’s (x) affiliates (as defined in the Merger Agreement) or (y) immediate family members (each, a “Permitted Transferee”), and (iii) as may otherwise by permitted by Parent in its sole discretion (subject to any restrictions or conditions imposed by Parent, in its sole discretion); provided that, as a condition to any such Transfer, such transferee shall be required to duly execute and deliver to Parent a joinder to this Agreement, substantially in the form set forth in Annex A to this Agreement. Any Transfer of Shares in violation of this Section 1(b) shall be null and void. The Stockholder further agrees to authorize and request the Company to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Shares owned by the Stockholder and that this Agreement places limits on the Transfer of the Stockholder’s Shares.

(c) Transfer of Voting Rights. Until the earlier of the receipt of the Requisite Company Vote or the Expiration Time, the Stockholder shall not (i) deposit any of the Shares in any voting trust, (ii) grant any proxy or power of attorney or give instructions with respect to the voting of the Shares in any manner that is inconsistent with the terms of this Agreement or (iii) otherwise enter into any voting agreement or similar agreement, arrangement, contract or understanding in contravention of the obligations of the Stockholder hereunder with respect to any Shares.

(d) Acquired Shares. Any Shares or other voting securities of the Company with respect to which record and/or beneficial ownership is acquired by the Stockholder prior to the Expiration Time, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Shares or upon exercise or conversion of any securities of the Company, if any, after the execution hereof (in each case, a “Share Acquisition”) shall automatically become subject to the terms of this Agreement and shall be deemed “Shares” of such Stockholder for purposes of the application of the terms of this Agreement.

Section 2. Representations, Warranties and Covenants of the Stockholder.

(a) Representations and Warranties. The Stockholder represents and warrants to Parent as follows:

(i) Power and Authority; Consents. The Stockholder has full capacity to execute and deliver this Agreement and fully understands the terms herein; if the Stockholder is a legal entity or trust, the Stockholder is duly organized, validly existing and in good standing in accordance with the Laws of its jurisdiction of formation, as applicable. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Stockholder and the execution, delivery and performance of this Agreement by the Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Stockholder.

(iii) Binding Agreement. Assuming the due authorization, execution and delivery of this Agreement by Parent, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

(iv) Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s agreements, covenants and obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, arrangement, contract, instrument, understanding or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or the Stockholder’s properties or assets are bound, or any Law to which the Stockholder

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or the Stockholder’s property or assets are subject. Except for this Agreement or any pledges, liens or other security interests disclosed to Parent prior to the date hereof in an attachment to this Agreement, the Stockholder is not, and no controlled affiliate of the Stockholder is, a party to any voting agreement or trust or any other agreement, arrangement, contract, instrument or understanding with respect to the voting, transfer or ownership of any Shares. The Stockholder has not appointed or granted a proxy or power of attorney to any person (as defined in the Merger Agreement) with respect to any Shares.

(v) Ownership of Shares. Except for (x) restrictions in favor of Parent pursuant to this Agreement and (y) transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the “blue sky” laws of the various States of the United States, the Stockholder (A) owns, beneficially and of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, security interest or other encumbrance or lien, and (B) has sole voting power and sole power of disposition with respect to the Shares with no restrictions, limitations or impairments on the Stockholder’s rights, powers and privileges of voting or disposition pertaining thereto, and no person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the true, complete and correct number of the shares of Company Common Stock beneficially owned by the Stockholder is set forth below the Stockholder’s signature on the signature page hereto (it being understood and agreed that such number does not include any securities beneficially owned by the Stockholder as a trustee or in a similar fiduciary capacity (other than shares voted by the Stockholder in a fiduciary capacity on behalf of (i) a family member or (ii) affiliated entity of the Stockholder)). [The Stockholder or, with respect to any Shares subject to a Lien, the lender or collateral agent, has possession of an outstanding certificate or outstanding certificates representing all of the Shares (other than Shares held in book-entry form or in street name) and such certificate or certificates does or do not contain any legend or restriction inconsistent with the terms of this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby.]1

(vi) Legal Actions. There is no Action pending against the Stockholder or, to the knowledge of the Stockholder, any other person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other person, that restricts, limits, impairs or prohibits (or, if successful, would restrict, limit, impair or prohibit) the ability of the Stockholder to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

(vii) Reliance. The Stockholder understands that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement, including the representations and warranties of the Stockholder set forth herein.

(b) Support Covenants.

(i) To the extent the Stockholder has acquired any additional Shares after the date of this Agreement, the Stockholder shall notify Parent of such number of additional Shares as soon as reasonably practicable prior to the date of the Company Meeting.

(ii) From the date hereof until the Expiration Time, the Stockholder shall not intentionally take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing, impeding, or, in any material respect, delaying, interfering with or adversely affecting the performance by the Stockholder of his or her obligations under this Agreement.

(iii) The Stockholder authorizes Parent and the Company to publish and disclose in any (A) announcement, filing, press release or other disclosure required by applicable Law and (B) periodic report, proxy statement or prospectus filed in connection with the transactions contemplated by the Merger Agreement, the Stockholder’s identity, ownership of the Shares and the terms of this Agreement (including the disclosure of this Agreement).

[1]	Note to Draft: To be deleted if Stockholder does not hold Shares via certificate.

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(iv) If the Stockholder has any Shares that are subject to a Lien, the Stockholder shall use commercially reasonable efforts not to take or cause any action that would, or would reasonably be likely to, result in a default or breach in respect of such Lien (or related agreement or pledge) to the extent such default or breach would result in the Stockholder ceasing to be able to perform any of its obligations under Section 1.

(c) Fiduciary Duties. The Stockholder is entering into this Agreement solely in its capacity as the record and/or beneficial owner of the Shares (including any additional Shares acquired after the date of this Agreement). Nothing in this Agreement or otherwise is intended to or shall limit or affect any actions taken by the Stockholder serving in such Stockholder’s capacity as a director or officer of the Company (or of a Subsidiary of the Company) or from complying with such Stockholder’s fiduciary duties or other legal obligations while acting in such capacity as a director or officer of the Company (or of a Subsidiary of the Company).

Section 3. Further Assurances. At the reasonable written request of Parent delivered to the Stockholder sufficiently in advance of the requested action and without further consideration, the Stockholder shall execute and deliver any additional documents and take any further action(s) as may be reasonably necessary or desirable to consummate and make effective the transactions contemplated hereby.

Section 4. Termination. The term of this Agreement shall commence on the date it is signed by the Parties and will terminate without further action by any of the Parties and shall have no further force or effect as of the Expiration Time; provided that this Section 4 and Section 5 shall survive any such termination indefinitely; provided, further, that no such termination or expiration shall prevent any Party from seeking any remedies (at Law or in equity) against any other Party for that Party’s breach of any of the terms of this Agreement prior to the date of termination.

Section 5. Miscellaneous.

(a) Expenses. All costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs, fees or expenses.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given on (i) the date of delivery if delivered personally, (ii) upon delivery if delivered by email (provided that no auto-generated error or non-delivery or similar message (except for any “out of office” message) is generated in response thereto), (iii) the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (iv) the earlier of confirmation of receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the address of the applicable Party set forth below such Party’s signature on the signature pages hereto (or to such other address, number or email address as a Party may have specified by notice given to the other Party).

(c) Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by a written instrument signed on behalf of each of the Parties.

(d) Extension; Waivers. The Parties may, to the extent legally permitted, extend the time for the performance of any of the obligations or other acts of the other Party, waive any inaccuracies in the representations and warranties contained herein or in any document delivered by the other Party pursuant hereto and waive compliance with any of the agreements or satisfaction of any conditions contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply with an obligation, covenant, agreement or condition.

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(e) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party; provided, however, that Parent may, without the consent of the Stockholder, assign any of its rights and delegate any of its obligations under this Agreement to any affiliate of Parent (provided that Parent shall remain liable for any failure of its obligations hereunder); and provided, further, that the Stockholder may assign its rights and delegate to a transferee receiving Shares in a Transfer performed in accordance with and subject to the terms and conditions of Section 1(b), the Stockholder’s obligations with respect to such transferred Shares. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the Parties and their respective successors and permitted assigns.

(f) Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any person (other than the Parties) any rights, powers, privileges or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(g) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, “group” (as such term is used in Section 13(d) of the Exchange Act), joint venture or any like relationship between the Parties.

(h) Entire Agreement. This Agreement constitutes the entire agreement among the Parties relating to the subject matter hereof and supersedes all prior agreements, arrangements, contracts or understandings, both written and oral, among the Parties with respect to the subject matter hereof.

(i) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

(j) Specific Performance. Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy expressly conferred hereby, and the exercise by a Party of any one such remedy will not preclude the exercise of any other such remedy. The Parties hereto agree that Parent would incur irreparable damage if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, Parent shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which Parent is entitled at law or in equity. The Stockholder will not, and will direct its Representatives not to, object to Parent seeking an injunction or the granting of any such remedies on the basis that Parent has an adequate remedy at law. The Stockholder hereby further waives (i) any defense in any Action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief. If any legal action or other proceeding relating to this Agreement or the transactions contemplated hereby or the enforcement of any provision of this Agreement is brought by any Party against the other Party, the prevailing Party in such Action shall be entitled to recover all reasonable and documented costs, fees and expenses relating thereto (including reasonable attorneys’ fees and expenses and court costs) from the other Party, in addition to any other relief to which such prevailing Party may be entitled.

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(k) Governing Law; Jurisdiction.

(i) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles that would apply the laws of a different jurisdiction.

(ii) Each Party agrees that it will bring any Action in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (A) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (B) waives any objection to laying venue in any such Action in the Chosen Courts, (C) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (D) agrees that service of process upon such Party in any such Action will be effective if notice is given in accordance with Section 5(b).

(l) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (ii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(l).

(m) Interpretation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Sections, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and similar terms, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. Unless the context otherwise requires, the term “party” means a party to this Agreement irrespective of whether such term is followed by the word “hereto” or the words “to this Agreement”. The term “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if”. This Agreement shall not require any person to take any action, or fail to take any action, or otherwise restrict any action if to do so would violate any applicable Law or be inconsistent with any directive of any Governmental Entity.

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(n) Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, (i) may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart and (ii) to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto shall (and each Party hereto shall cause its Subsidiaries and Representatives not to) raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any signed agreement or instrument entered into in connection with this Agreement, or any amendments or waivers hereto or thereto, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract, and each Party hereto forever waives any such defense.

(o) Certain Stockholder Matters. In this Agreement, references to a Stockholder which is a trust or similar entity shall be deemed to be to the relevant trust and/or the trustees thereof, solely to the extent acting in their capacities as such trustees, in each case as the context may require to be most protective of Parent, including for purposes of such Stockholder’s representations and warranties.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement as of the date first written above.

OCEANFIRST FINANCIAL CORP.

By:
Name:
Title:

OceanFirst Financial Corp.
110 West Front Street
Red Bank, New Jersey 07701
Attention: Christopher D. Maher
Email: [REDACTED]@oceanfirst.com

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Sven Mickisch; Matthew Nemeroff
Email: Sven.Mickisch@stblaw.com;
Matthew.Nemeroff@stblaw.com

[Signature Page to Voting and Support Agreement]

STOCKHOLDER

By:
Name:
Title:

Number of shares of Company Common
Stock:

Address:

Email:

with a copy to:

Hughes Hubbard & Reed LLP
One Battery Park Plaza, 12th floor
Attention: Ken Lefkowitz; Scott Naturman; Gary Simon
Email: ken.lefkowitz@hugheshubbard.com; scott.naturman@hugheshubbard.com; gary.simon@hugheshubbard.com

[Signature Page to Voting and Support Agreement]

EXHIBIT C

FORM OF

OCFC VOTING AND SUPPORT AGREEMENT

[ATTACHED]

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated as of December 29, 2025 (this “Agreement”), is by and between Flushing Financial Corporation, a Delaware corporation (the “Company”), and the undersigned stockholder (the “Stockholder”) of OceanFirst Financial Corp., a Delaware corporation (“Parent”). Each of the Company and the Stockholder are sometimes referred to as a “Party” and collectively as the “Parties” in this Agreement. Capitalized terms used herein and not defined herein shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Parent and Apollo Merger Sub Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, on the terms and subject to the conditions set forth therein, (a) Merger Sub will merge with and into the Company (the “First-Step Merger”), with the Company surviving as a wholly-owned Subsidiary of Parent, (b) immediately thereafter, the Company, as the surviving corporation in the First-Step Merger, will merge with and into Parent (the “Second-Step Merger” and, together with the First-Step Merger, the “Mergers”), with Parent being the surviving corporation in the Second-Step Merger and (c) at the Effective Time, the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (subject to certain exceptions) will, without any further action on the part of the holder thereof, be automatically converted into the right to receive the Merger Consideration as set forth in the Merger Agreement;

WHEREAS, as of the date hereof and except as otherwise specifically set forth herein, the Stockholder is the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of, has the sole right to dispose of and has the sole right to vote, the number of shares of Parent Common Stock set forth below the Stockholder’s signature on the signature page hereto (such shares of Parent Common Stock, together with any other shares of capital stock of Parent with respect to which record and/or beneficial ownership may be acquired by the Stockholder after the execution of this Agreement, whether acquired directly or indirectly, upon the exercise of options, conversion of convertible securities, warrants or otherwise, and any other securities issued by Parent that are entitled to vote on the approval of the Merger Agreement held or acquired by the Stockholder (whether acquired heretofore or hereafter), being collectively referred to herein as the “Shares”; provided that, “Shares” shall not include any such shares of capital stock of Parent over which the Stockholder exercises control as a trustee or in a similar fiduciary capacity (other than shares voted by the Stockholder as a trustee or in a fiduciary capacity on behalf of (i) a family member or (ii) affiliated entity of the Stockholder, in each case, which shares shall be included in Shares));

WHEREAS, receiving the Requisite Parent Vote is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as a condition and an inducement for the Company to enter into the Merger Agreement and incur the obligations set forth therein, the Company has required that (a) the Stockholder enter into this Agreement and (b) certain other directors and officers of Parent enter into separate, substantially identical voting and support agreements with the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

Section 1. Agreement to Vote; Restrictions on Voting and Transfers.

(a) Agreement to Vote the Shares. Until the Expiration Time (as defined below), at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of Parent’s

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stockholders at which any of the following matters are to be voted on, however called, and on every action or approval by written consent of the stockholders of Parent with respect to any of the following matters, the Stockholder irrevocably and unconditionally hereby agrees to:

(i) appear at such meeting, in person or by proxy, or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating and establishing a quorum; and

(ii) vote or cause to be voted, in person or by proxy, all of such Shares (unless the Parent Board has made a Recommendation Change permitted by the Merger Agreement), (A) in favor of (I) the approval of the Parent Share Issuance (as defined in the Merger Agreement) by the affirmative vote of a majority of the votes cast by the holders of the shares of Parent Common Stock at the Parent Meeting and (II) the adjournment or postponement of the Parent Meeting, if (x) as of the time for which the Parent Meeting is originally scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Meeting or (y) on the date of the Parent Meeting, Parent has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Parent Vote; (B) against any Acquisition Proposal (without regard to the terms of such Acquisition Proposal) or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any agreement, amendment of any agreement or amendment of any organizational document (including the Parent Certificate and the Parent Bylaws), or any other action, in each case, that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone, discourage, frustrate or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement and (D) against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of Parent contained in the Merger Agreement or of the Stockholder contained in this Agreement. The Stockholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a stockholder of Parent, to approve or adopt the Merger Agreement unless the Merger Agreement is terminated in accordance with its terms or if there has been a Recommendation Change permitted by the Agreement. Notwithstanding anything to the contrary in this Agreement, (1) this Section 1(a) shall not require any Stockholder to be present (in person or by proxy) or vote (or cause to be voted) any of its Shares to amend, modify or waive any provision of the Merger Agreement in a manner that extends the Termination Date (other than as permitted pursuant to the Merger Agreement) or otherwise adversely affects such Stockholder (in its capacity as a stockholder of Parent) in any material respect (each of the foregoing, an “Adverse Amendment”); and (2) each Stockholder shall remain free to vote (or execute consents or proxies with respect to) its Shares with respect to any matter not described in this Section 1(a), in any manner such Stockholder deems appropriate, including in connection with the election of directors of Parent.

(iii) For purposes of this Agreement, the term “Expiration Time” shall mean the earliest to occur of (A) a Recommendation Change pursuant to Section 6.14 of the Merger Agreement, (B) the Effective Time, (C) such time as the Merger Agreement is validly terminated in accordance with the terms of Article VIII of the Merger Agreement, (D) the termination of this Agreement by written agreement of all of the Parties, or (E) such time, if any, that an Adverse Amendment is approved by the stockholders of Parent and implemented.

(b) Restrictions on Transfers. Until the earlier of the receipt of the Requisite Parent Vote or the Expiration Time, the Stockholder shall not, directly or indirectly, sell, offer to sell, give, assign, convey, transfer, pledge, grant a security interest in, encumber, tender in any tender or exchange offer, grant any option for the sale of, enter into any swap or other arrangement that hedges or transfers to another, or otherwise hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, in whole or in part, any of the economic consequences of ownership of, or enter into any agreement, arrangement, contract or understanding to take any of the foregoing actions with respect to (each, a “Transfer”), any Shares, other than a Transfer of Shares (i) by will or operation of law as a result of the death of the Stockholder, in which case, this Agreement shall bind the transferee, (ii) for bona fide estate planning purposes to the Stockholder’s (x) affiliates (as defined in the Merger Agreement) or (y) immediate family

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members (each, a “Permitted Transferee”), and (iii) as may otherwise by permitted by the Company in its sole discretion (subject to any restrictions or conditions imposed by the Company, in its sole discretion); provided that, as a condition to any such Transfer, such transferee shall be required to duly execute and deliver to the Company a joinder to this Agreement, substantially in the form set forth in Annex A to this Agreement. Any Transfer of Shares in violation of this Section 1(b) shall be null and void. The Stockholder further agrees to authorize and request Parent to notify Parent’s transfer agent that there is a stop transfer order with respect to all of the Shares owned by the Stockholder and that this Agreement places limits on the Transfer of the Stockholder’s Shares.

(c) Transfer of Voting Rights. Until the earlier of the receipt of the Requisite Parent Vote or the Expiration Time, the Stockholder shall not (i) deposit any of the Shares in any voting trust, (ii) grant any proxy or power of attorney or give instructions with respect to the voting of the Shares in any manner that is inconsistent with the terms of this Agreement or (iii) otherwise enter into any voting agreement or similar agreement, arrangement, contract or understanding in contravention of the obligations of the Stockholder hereunder with respect to any Shares.

(d) Acquired Shares. Any Shares or other voting securities of Parent with respect to which record and/or beneficial ownership is acquired by the Stockholder prior to the Expiration Time, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Shares or upon exercise or conversion of any securities of Parent, if any, after the execution hereof (in each case, a “Share Acquisition”) shall automatically become subject to the terms of this Agreement and shall be deemed “Shares” of such Stockholder for purposes of the application of the terms of this Agreement.

Section 2. Representations, Warranties and Covenants of the Stockholder.

(a) Representations and Warranties. The Stockholder represents and warrants to the Company as follows:

(i) Power and Authority; Consents. The Stockholder has full capacity to execute and deliver this Agreement and fully understands the terms herein; if the Stockholder is a legal entity or trust, the Stockholder is duly organized, validly existing and in good standing in accordance with the Laws of its jurisdiction of formation, as applicable. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Stockholder and the execution, delivery and performance of this Agreement by the Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Stockholder.

(iii) Binding Agreement. Assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

(iv) Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s agreements, covenants and obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, arrangement, contract, instrument, understanding or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or the Stockholder’s properties or assets are bound, or any Law to which the Stockholder or the Stockholder’s property or assets are subject. Except for this Agreement or any pledges, liens or other

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security interests disclosed to the Company prior to the date hereof in an attachment to this Agreement, the Stockholder is not, and no controlled affiliate of the Stockholder is, a party to any voting agreement or trust or any other agreement, arrangement, contract, instrument or understanding with respect to the voting, transfer or ownership of any Shares. The Stockholder has not appointed or granted a proxy or power of attorney to any person (as defined in the Merger Agreement) with respect to any Shares.

(v) Ownership of Shares. Except for (x) restrictions in favor of the Company pursuant to this Agreement and (y) transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the “blue sky” laws of the various States of the United States, the Stockholder (A) owns, beneficially and of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, security interest or other encumbrance or lien, and (B) has sole voting power and sole power of disposition with respect to the Shares with no restrictions, limitations or impairments on the Stockholder’s rights, powers and privileges of voting or disposition pertaining thereto, and no person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the true, complete and correct number of the shares of Parent Common Stock beneficially owned by the Stockholder is set forth below the Stockholder’s signature on the signature page hereto (it being understood and agreed that such number does not include any securities beneficially owned by the Stockholder as a trustee or in a similar fiduciary capacity (other than shares voted by the Stockholder in a fiduciary capacity on behalf of (i) a family member or (ii) affiliated entity of the Stockholder)). [The Stockholder or, with respect to any Shares subject to a Lien, the lender or collateral agent, has possession of an outstanding certificate or outstanding certificates representing all of the Shares (other than Shares held in book-entry form or in street name) and such certificate or certificates does or do not contain any legend or restriction inconsistent with the terms of this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby.]1

(vi) Legal Actions. There is no Action pending against the Stockholder or, to the knowledge of the Stockholder, any other person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other person, that restricts, limits, impairs or prohibits (or, if successful, would restrict, limit, impair or prohibit) the ability of the Stockholder to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

(vii) Reliance. The Stockholder understands that the Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement, including the representations and warranties of the Stockholder set forth herein.

(b) Support Covenants.

(i) To the extent the Stockholder has acquired any additional Shares after the date of this Agreement, the Stockholder shall notify the Company of such number of additional Shares as soon as reasonably practicable prior to the date of the Parent Meeting.

(ii) From the date hereof until the Expiration Time, the Stockholder shall not intentionally take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing, impeding, or, in any material respect, delaying, interfering with or adversely affecting the performance by the Stockholder of his or her obligations under this Agreement.

(iii) The Stockholder authorizes Parent and the Company to publish and disclose in any (A) announcement, filing, press release or other disclosure required by applicable Law and (B) periodic report, proxy statement or prospectus filed in connection with the transactions contemplated by the Merger Agreement, the Stockholder’s identity, ownership of the Shares and the terms of this Agreement (including the disclosure of this Agreement).

[1]	Note to Draft: To be deleted if Stockholder does not hold Shares via certificate.

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(iv) If the Stockholder has any Shares that are subject to a Lien, the Stockholder shall use commercially reasonable efforts not to take or cause any action that would, or would reasonably be likely to, result in a default or breach in respect of such Lien (or related agreement or pledge) to the extent such default or breach would result in the Stockholder ceasing to be able to perform any of its obligations under Section 1.

(c) Fiduciary Duties. The Stockholder is entering into this Agreement solely in its capacity as the record and/or beneficial owner of the Shares (including any additional Shares acquired after the date of this Agreement). Nothing in this Agreement or otherwise is intended to or shall limit or affect any actions taken by the Stockholder serving in such Stockholder’s capacity as a director or officer of Parent (or of a Subsidiary of Parent) or from complying with such Stockholder’s fiduciary duties or other legal obligations while acting in such capacity as a director or officer of Parent (or of a Subsidiary of Parent).

Section 3. Further Assurances. At the reasonable written request of the Company delivered to the Stockholder sufficiently in advance of the requested action and without further consideration, the Stockholder shall execute and deliver any additional documents and take any further action(s) as may be reasonably necessary or desirable to consummate and make effective the transactions contemplated hereby.

Section 4. Termination. The term of this Agreement shall commence on the date it is signed by the Parties and will terminate without further action by any of the Parties and shall have no further force or effect as of the Expiration Time; provided that this Section 4 and Section 5 shall survive any such termination indefinitely; provided, further, that no such termination or expiration shall prevent any Party from seeking any remedies (at Law or in equity) against any other Party for that Party’s breach of any of the terms of this Agreement prior to the date of termination.

Section 5. Miscellaneous.

(a) Expenses. All costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs, fees or expenses.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given on (i) the date of delivery if delivered personally, (ii) upon delivery if delivered by email (provided that no auto-generated error or non-delivery or similar message (except for any “out of office” message) is generated in response thereto), (iii) the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (iv) the earlier of confirmation of receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the address of the applicable Party set forth below such Party’s signature on the signature pages hereto (or to such other address, number or email address as a Party may have specified by notice given to the other Party).

(c) Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by a written instrument signed on behalf of each of the Parties.

(d) Extension; Waivers. The Parties may, to the extent legally permitted, extend the time for the performance of any of the obligations or other acts of the other Party, waive any inaccuracies in the representations and warranties contained herein or in any document delivered by the other Party pursuant hereto and waive compliance with any of the agreements or satisfaction of any conditions contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply with an obligation, covenant, agreement or condition.

(e) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior

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written consent of the other Party; provided, however, that the Company may, without the consent of the Stockholder, assign any of its rights and delegate any of its obligations under this Agreement to any affiliate of the Company (provided that the Company shall remain liable for any failure of its obligations hereunder); and provided, further, that the Stockholder may assign its rights and delegate to a transferee receiving Shares in a Transfer performed in accordance with and subject to the terms and conditions of Section 1(b), the Stockholder’s obligations with respect to such transferred Shares. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the Parties and their respective successors and permitted assigns.

(f) Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any person (other than the Parties) any rights, powers, privileges or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(g) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, “group” (as such term is used in Section 13(d) of the Exchange Act), joint venture or any like relationship between the Parties.

(h) Entire Agreement. This Agreement constitutes the entire agreement among the Parties relating to the subject matter hereof and supersedes all prior agreements, arrangements, contracts or understandings, both written and oral, among the Parties with respect to the subject matter hereof.

(i) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

(j) Specific Performance. Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy expressly conferred hereby, and the exercise by a Party of any one such remedy will not preclude the exercise of any other such remedy. The Parties hereto agree that the Company would incur irreparable damage if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the Company shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which the Company is entitled at law or in equity. The Stockholder will not, and will direct its Representatives not to, object to the Company seeking an injunction or the granting of any such remedies on the basis that the Company has an adequate remedy at law. The Stockholder hereby further waives (i) any defense in any Action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief. If any legal action or other proceeding relating to this Agreement or the transactions contemplated hereby or the enforcement of any provision of this Agreement is brought by any Party against the other Party, the prevailing Party in such Action shall be entitled to recover all reasonable and documented costs, fees and expenses relating thereto (including reasonable attorneys’ fees and expenses and court costs) from the other Party, in addition to any other relief to which such prevailing Party may be entitled.

(k) Governing Law; Jurisdiction.

(i) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles that would apply the laws of a different jurisdiction.

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(ii) Each Party agrees that it will bring any Action in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (A) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (B) waives any objection to laying venue in any such Action in the Chosen Courts, (C) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (D) agrees that service of process upon such Party in any such Action will be effective if notice is given in accordance with Section 5(b).

(l) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (ii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(l).

(m) Interpretation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Sections, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and similar terms, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. Unless the context otherwise requires, the term “party” means a party to this Agreement irrespective of whether such term is followed by the word “hereto” or the words “to this Agreement”. The term “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if”. This Agreement shall not require any person to take any action, or fail to take any action, or otherwise restrict any action if to do so would violate any applicable Law or be inconsistent with any directive of any Governmental Entity.

(n) Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, (i) may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart and (ii) to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party

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hereto shall (and each Party hereto shall cause its Subsidiaries and Representatives not to) raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any signed agreement or instrument entered into in connection with this Agreement, or any amendments or waivers hereto or thereto, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract, and each Party hereto forever waives any such defense.

(o) Certain Stockholder Matters. In this Agreement, references to a Stockholder which is a trust or similar entity shall be deemed to be to the relevant trust and/or the trustees thereof, solely to the extent acting in their capacities as such trustees, in each case as the context may require to be most protective of the Company, including for purposes of such Stockholder’s representations and warranties.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement as of the date first written above.

FLUSHING FINANCIAL CORPORATION

By:
Name: John R. Buran
Title: Chief Executive Officer

Flushing Financial Corporation 220 RXR Plaza Uniondale, New York 11556 Attention: John Buran Email: [REDACTED]@flushingbank.com with a copy to:

Hughes Hubbard & Reed LLP One Battery Park Plaza, 12th floor Attention: Gary Simon; Ken Lefkowitz Email: gary.simon@hugheshubbard.com; ken.lefkowitz@hugheshubbard.com

[Signature Page to Voting and Support Agreement]

[STOCKHOLDER

By:
Name:
Title:]

Number of shares of Parent Common
Stock:

Address:

Email:

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Sven Mickisch; Matthew Nemeroff;

Makala Kaupalolo

Email: Sven.Mickisch@stblaw.com;

Matthew.Nemeroff@stblaw.com;

Makala.Kaupalolo@stblaw.com

[Signature Page to Voting and Support Agreement]

EXHIBIT D

FORM OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SURVIVING ENTITY

[ATTACHED]

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FLUSHING FINANCIAL CORPORATION

FIRST: The name of the corporation (which is hereinafter referred to as the “Corporation”) is Flushing Financial Corporation.

SECOND: The name and address of the registered agent of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, County of New Castle, Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”), as from time to time amended.

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is one hundred (100) shares, all of which shares shall be Common Stock having a par value per share of one hundredth of a dollar ($0.01).

FIFTH: In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained elsewhere in this Certificate of Incorporation, bylaws of the Corporation may be adopted, amended or repealed by a majority of the board of directors of the Corporation. Election of directors need not be by written ballot.

SIXTH: (A) No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended after the date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

(B) The Corporation shall indemnify to the fullest extent permitted by the laws of the State of Delaware as from time to time in effect any person who was or is a party or is threatened to be made a party to, or otherwise requires representation by counsel in connection with, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation (a “Proceeding”), by reason of the fact that such person is or was a director or officer of the Corporation, or, while serving as a director or officer of the Corporation, is or was serving, in any capacity, at the request of the Corporation, any other corporation, partnership, joint venture, trust, association or other enterprise, including service with respect to an employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, against judgments, fines, penalties, amounts paid in settlement, and expenses (including attorneys’ fees and expenses, expenses and costs of investigations. and expenses of enforcement of such person’s rights under this Article SIXTH) incurred by such person in connection with such Proceeding; provided, however, that no such indemnification shall be required for amounts paid in any settlement or other nonadjudicated disposition of any Proceeding unless the Board of Directors of the Corporation has given its prior consent to such settlement or other disposition.

(C) The right to indemnification conferred by this Article SIXTH shall also include the right of such persons to be paid in advance by the Corporation for their expenses to the full extent permitted by the laws of the

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State of Delaware as from time to time in effect. The right to indemnification conferred on such persons by this Article SIXTH shall be a contract right and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

(D) The Corporation may, to the extent authorized from time to time by the Board of Directors, indemnify to the fullest extent permitted by the laws of the State of Delaware as from time to time in effect any person who was or is a party or is threatened to be made a party to, or otherwise requires representation by counsel in connection with, any Proceeding, by reason of the fact that such person is or was an employee (other than an officer) or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. including service with respect to an employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity.

The rights and authority conferred in this Article SIXTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this certificate of Incorporation or the By-Laws of the Corporation, agreement, vote of stockholders or disinterested directors or otherwise.

Notwithstanding anything to the contrary contained in this Article SIXTH, the Corporation shall not indemnify any person in connection with any Proceeding initiated by such person against any other person or entity other than the Corporation or any Subsidiary unless such Proceeding was authorized by the Board of Directors of the Corporation.

Neither the amendment nor repeal of this Article SIXTH, nor the adoption of any provision of the Certificate of Incorporation or By-Laws or of any statute inconsistent with this Article SIXTH, shall eliminate or reduce the effect of this Article SIXTH in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of an inconsistent provision.

For the purposes of this Certificate of Incorporation:

1. “Subsidiary” shall mean any corporation of which a majority of any class of equity security (as defined in Rule 3a11-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, but excluding a class of security that is an “equity security” solely because it is convertible into, exercisable for or exchangeable for a security that is an “equity security”) is owned, directly or indirectly, by the Corporation.

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EXHIBIT E

FORM OF

AMENDED AND RESTATED BYLAWS

OF

SURVIVING ENTITY

[ATTACHED]

BYLAWS

OF

FLUSHING FINANCIAL CORPORATION

Adopted on [●], 2026

ARTICLE I

Meetings of Stockholders

Section 1.1. Annual Meetings. If required by applicable law, an annual meeting of stockholders shall be held for the election of directors at such date, time and place, if any, either within or without the State of Delaware, as may be designated by resolution of the Board of Directors from time to time. Any other proper business may be transacted at the annual meeting. The Board of Directors may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors.

Section 1.2. Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by the Board of Directors, but such special meetings may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice. The Board of Directors may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board of Directors.

Section 1.3. Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the certificate of incorporation or these bylaws, the notice of any meeting shall be given not less than ten nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation.

Section 1.4. Adjournments. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

Section 1.5. Quorum. Except as otherwise provided by law, the certificate of incorporation or these bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. In the absence of a quorum, the stockholders so present may, by a majority in voting power thereof, adjourn the meeting from time to time in the manner provided in Section 1.4 of these bylaws until a

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quorum shall attend. Shares of its own stock belonging to the corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the corporation or any subsidiary of the corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6. Organization. Meetings of stockholders shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in his or her absence by the President, or in his or her absence by a Vice President, or in the absence of the foregoing persons by a chairperson designated by the Board of Directors, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7. Voting; Proxies. Except as otherwise provided by or pursuant to the provisions of the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot. At all meetings of stockholders for the election of directors at which a quorum is present a plurality of the votes cast shall be sufficient to elect. All other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided by the certificate of incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the corporation, or applicable law or pursuant to any regulation applicable to the corporation or its securities, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock of the corporation which are present in person or by proxy and entitled to vote thereon.

Section 1.8. Fixing Date for Determination of Stockholders of Record.

(a) In order that the corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any

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change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which shall not be more than 60 days prior to such other action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c) Unless otherwise restricted by the certificate of incorporation, in order that the corporation may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board of Directors, (i) when no prior action of the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with applicable law, and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

Section 1.9. List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least ten days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1.9 or to vote in person or by proxy at any meeting of stockholders.

Section 1.10. Action By Written Consent of Stockholders. Unless otherwise restricted by the certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which minutes of proceedings of stockholders are recorded. Delivery made to the corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by law, be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the corporation.

Section 1.11. Inspectors of Election. The corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The

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corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

Section 1.12. Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

ARTICLE II

Board of Directors

Section 2.1. Number; Qualifications. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board of Directors. Directors need not be stockholders.

Section 2.2. Election; Resignation; Removals; Vacancies. The Board of Directors shall initially consist of the persons named as directors in the certificate of incorporation or elected by the incorporator of the corporation, and each director so elected shall hold office until the first annual meeting of stockholders or until his or her successor is duly elected and qualified. At the first annual meeting of stockholders and at each annual meeting thereafter, the stockholders shall elect directors each of whom shall hold office for a term of one year or

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until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal. Any director may resign at any time upon notice to the corporation. A director may be removed with or without cause at any time by the stockholders. Unless otherwise provided by law or the certificate of incorporation, any newly created directorship or any vacancy occurring in the Board of Directors for any cause may be filled by a majority of the remaining members of the Board of Directors, although such majority is less than a quorum, or by a plurality of the votes cast at a meeting of stockholders, and each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified.

Section 2.3. Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine.

Section 2.4. Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the President, any Vice President, the Secretary, or by any member of the Board of Directors. Notice of a special meeting of the Board of Directors shall be given by the person or persons calling the meeting at least 24 hours before the special meeting.

Section 2.5. Telephonic Meetings Permitted. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this bylaw shall constitute presence in person at such meeting.

Section 2.6. Quorum; Vote Required for Action. At all meetings of the Board of Directors the directors entitled to cast a majority of the votes of the whole Board of Directors shall constitute a quorum for the transaction of business. Except in cases in which the certificate of incorporation, these bylaws or applicable law otherwise provides (but subject to the terms of any agreement entered into by the Corporation), a majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 2.7. Organization. Meetings of the Board of Directors shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in his or her absence by the President, or in their absence by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. Action by Unanimous Consent of Directors. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the board or committee in accordance with applicable law.

ARTICLE III

Committees

Section 3.1. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified

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member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it.

Section 3.2. Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these bylaws.

ARTICLE IV

Officers

Section 4.1. Officers; Election; Qualifications; Term of Office; Resignation; Removal; Vacancies. The Board of Directors shall elect a President and Secretary, and it may, if it so determines, choose a Chairperson of the Board and a Vice Chairperson of the Board from among its members. The Board of Directors may also choose one or more Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers and such other officers as it shall from time to time deem necessary or desirable. Each such officer shall hold office until the first meeting of the Board of Directors after the annual meeting of stockholders next succeeding his or her election, and until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the corporation. The Board of Directors may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the corporation. Any number of offices may be held by the same person. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

Section 4.2. Powers and Duties of Officers. The officers of the corporation shall have such powers and duties in the management of the corporation as may be prescribed in a resolution by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.

Section 4.3. Appointing Attorneys and Agents; Voting Securities of Other Entities. Unless otherwise provided by resolution adopted by the Board of Directors, the Chairperson of the Board, the President or any Vice President may from time to time appoint an attorney or attorneys or agent or agents of the corporation, in the name and on behalf of the corporation, to cast the votes which the corporation may be entitled to cast as the holder of stock or other securities in any other corporation or other entity, any of whose stock or other securities may be held by the corporation, at meetings of the holders of the stock or other securities of such other corporation or other entity, or to consent in writing, in the name of the corporation as such holder, to any action by such other corporation or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consents, and may execute or cause to be executed in the name and on behalf of the corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he or she may deem necessary or proper. Any of the rights set forth in this Section 4.3 which may be delegated to an attorney or agent may also be exercised directly by the Chairperson of the Board, the President or any Vice President.

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ARTICLE V

Indemnification

Section 5.1. Right to Indemnification of Directors and Officers. The corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person in such proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 5.3, the corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in advance by the Board of Directors.

Section 5.2. Prepayment of Expenses of Directors and Officers. The corporation shall pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article V or otherwise.

Section 5.3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article V is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

Section 5.4. Non-Exclusivity of Rights. The rights conferred on any person by this Article V shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the certificate of incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 5.5. Other Indemnification. The corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, organization or other enterprise.

Section 5.6. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the corporation’s expense insurance: (a) to indemnify the corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of this Article V; and (b) to indemnify or insure directors and officers against liability in instances in which they may not otherwise be indemnified by the corporation under the provisions of this Article V.

Section 5.7. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article V shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Covered Person and such person’s heirs, executors and administrators.

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ARTICLE VI

Stock

Section 6.1. Certificates. The shares of the corporation shall not be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be certificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Every holder of stock represented by certificates and, upon request, every holder of uncertificated shares, shall be entitled to have a certificate signed by or in the name of the corporation by the Chairperson or Vice Chairperson of the Board of Directors, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the corporation certifying the number of shares owned by such holder in the corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue. The name of the holder of record of the shares represented thereby, with the number of shares and the date of issuance, shall be entered on the books of the corporation.

Section 6.2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VII

Miscellaneous

Section 7.1. Fiscal Year. The fiscal year of the corporation shall be determined by resolution of the Board of Directors.

Section 7.2. Seal. The corporate seal shall have the name of the corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.

Section 7.3. Manner of Notice. Except as otherwise provided herein or permitted by applicable law, notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, and except as prohibited by applicable law, any notice to stockholders given by the corporation under any provision of applicable law, the certificate of incorporation, or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the corporation. Any stockholder who fails to object in writing to the corporation, within 60 days of having been given written notice by the corporation of its intention to send the single notice permitted under this Section 7.3, shall be deemed to have consented to receiving such single written notice. Notice to directors may be given by telecopier, telephone or other means of electronic transmission.

Section 7.4. Waiver of Notice of Meetings of Stockholders, Directors and Committees. Any waiver of notice, given by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting,

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except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in a waiver of notice.

Section 7.5. Form of Records. Any records maintained by the corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time.

Section 7.6. Amendment of Bylaws. These bylaws may be altered, amended or repealed, and new bylaws made, by the Board of Directors, but the stockholders may make additional bylaws and may alter and repeal any bylaws whether adopted by them or otherwise.

* * *

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Annex B

INVESTMENT AGREEMENT

by and between

OCEANFIRST FINANCIAL CORP.,

WPGG 14 ORION L.P.

and

WPFS II ORION L.P.

Dated as of December 29, 2025

B-ii

LIST OF EXHIBITS

B-iii

INDEX OF DEFINED TERMS

Action	B-17
Activist Investor	B-43
affiliate	B-66
Agreement	B-1
As-Converted Basis	B-46
Back Leverage	B-43
beneficial ownership	B-41
Board Representative	B-47
Business Day	B-65
Certificate of Designations (NVCE)	B-1
CIBC Act	B-3
Claim Notice	B-52
Closing	B-2
Closing Date	B-3
Code	B-17
Competitor	B-41
Confidential Information	B-35
Confidentiality Agreement	B-35
Corporate Opportunity	B-58
Delaware Secretary	B-1
Direct Claim	B-52
Director Rights Period	B-48
DOL	B-18
E.U	B-43
Enforceability Exceptions	B-13
Equity Commitment Letter	B-1
Equity Financing	B-29
ERISA	B-18
Exchange Act	B-13
Excluded Issuance	B-47
Exemption Amendment	B-33
extent	B-66
Federal Reserve Board	B-24
FFIC	B-1
FFIC NDA	B-35
Governmental Entity	B-3
Hedging Arrangements	B-43
Indemnified Party	B-52
Indemnifying Party	B-52
Information Rights Period	B-34
Investment Amount	B-7
Investor	B-1
IRS	B-8
Issuer Agreement	B-59
KBW	B-16
Law	B-3
Liens	B-12
Limited Guarantee	B-2
Loans	B-23
made available	B-66

B-iv

Material Adverse Effect	B-8
Materially Burdensome Regulatory Condition	B-51
Merger	B-1
Merger Agreement	B-1
Merger Sub	B-1
Mergers	B-1
Multiemployer Plan	B-19
Multiple Employer Plan	B-19
NASDAQ	B-4
Non-Party Affiliates	B-58
Non-Voting Common Equivalent Stock	B-1
OCFC	B-1
OCFC Bank	B-3
OCFC Board	B-6
OCFC Bylaws	B-6
OCFC Certificate	B-1
OCFC Disclosure Schedule	B-9
OCFC Equity Awards	B-11
OCFC Equity Plan	B-11
OCFC ERISA Affiliate	B-18
OCFC Fundamental Rep	B-55
OCFC Meeting	B-12
OCFC Performance-Vested Restricted Stock Awards	B-11
OCFC Plans	B-18
OCFC Qualified Plans	B-19
OCFC Regulatory Agreement	B-23
OCFC Reports	B-14
OCFC Share Issuance	B-2
OCFC Subsidiary	B-10
OCFC Time-Vested Restricted Stock Awards	B-11
OFAC	B-43
Order	B-3
ordinary course of business	B-65
Participation Portion	B-44
party	B-66
PBGC	B-18
Per Share Issue Price	B-7
Permitted Purpose	B-35
Permitted Transferee	B-41
person	B-66
Placement Agent	B-16
Preemptive Right	B-44
Proposed Securities	B-44
Registration Rights Agreement	B-2
Representatives	B-34
Requisite OCFC Vote	B-12
Requisite Regulatory Approvals	B-33
Response Notice	B-53
Sanctions	B-43
Sarbanes-Oxley Act	B-15
SEC	B-13
Second-Step Merger	B-1

B-v

Securities	B-2
Securities Act	B-14
Sponsors	B-1
Subsidiary	B-10
Tax	B-18
Tax Return	B-18
Taxes	B-18
Termination Date	B-60
the date hereof	B-65
Third Party Claim	B-53
Total Shares Issued	B-7
transactions contemplated by this Agreement	B-66
transactions contemplated hereby	B-66
U.K	B-43
U.N	B-43
U.S	B-66
Utilized Grace Period	B-43
Voting Common Stock	B-1
Voting Shares Issued	B-7
Warrant	B-1
Warrant Affiliate Transferee	B-59
willful breach	B-66
WPFSII Investor	B-1
WPGG14 Investor	B-1

B-vi

INVESTMENT AGREEMENT

This INVESTMENT AGREEMENT, dated as of December 29, 2025 (this “Agreement”), by and between OceanFirst Financial Corp., a Delaware corporation (“OCFC”), WPGG 14 Orion L.P., an Exempted Limited Partnership registered in the Cayman Islands (“WPGG14 Investor”), and WPFS II Orion L.P., an Exempted Limited Partnership registered in the Cayman Islands (the “WPFSII Investor” and, together with WPGG14 Investor, collectively, the “Investor”).

RECITALS:

WHEREAS, concurrently with the execution of this Agreement, OCFC has entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented, waived or otherwise modified from time to time in accordance with the terms therein and herein, the “Merger Agreement”), by and among Flushing Financial Corporation, a Delaware corporation (“FFIC”), OCFC and Apollo Merger Sub Corp., a Delaware corporation and a direct, wholly-owned Subsidiary of OCFC (“Merger Sub”), pursuant to which, on the terms and subject to the conditions set forth therein, among other things, OCFC will consummate a strategic business combination transaction whereby (a) Merger Sub will merge with and into FFIC (the “Merger”), so that FFIC is the surviving corporation in the Merger, and (b) immediately following the Merger becoming effective, OCFC shall cause FFIC to be merged with and into OCFC (the “Second-Step Merger,” and together with the Merger, the “Mergers”), so that OCFC is the surviving corporation in the Second-Step Merger;

WHEREAS, in connection with the Mergers, OCFC desires to sell and issue to Investor, and Investor desires to purchase from OCFC, as an investment in OCFC, shares of (a) voting common stock, par value $0.01 per share, of OCFC (the “Voting Common Stock”) and (b) non-voting common equivalent stock, par value $0.01 per share, of OCFC (the “Non-Voting Common Equivalent Stock”), having the terms set forth in the Certificate of Designations of the Non-Voting Common Equivalent Stock, in the form attached hereto as Exhibit A (the “Certificate of Designations (NVCE)”), which shall be made a part of the Certificate of Incorporation of OCFC (as amended, restated, supplemented or otherwise modified from time to time, the “OCFC Certificate”) by the filing of the Certificate of Designations (NVCE) with the Secretary of State of the State of Delaware (the “Delaware Secretary”);

WHEREAS, in connection with the purchase, sale and issuance of the Voting Common Stock and Non-Voting Common Equivalent Stock at the Closing (as defined below), OCFC will issue to Investor a warrant (the “Warrant”) to purchase shares of Non-Voting Common Equivalent Stock in accordance with the terms of the Warrant, in substantially the form attached hereto as Exhibit B;

WHEREAS, as a condition and inducement to the willingness of OCFC to enter into this Agreement, Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P., Warburg Pincus (Europa) Global Growth 14 (Cayman) L.P., Warburg Pincus Global Growth 14-B (Cayman) L.P., Warburg Pincus Global Growth 14-E (Cayman) L.P., WP Global Growth 14 Partners (Cayman), L.P., Warburg Pincus Global Growth 14 Partners (Cayman), L.P., Warburg Pincus Financial Sector II (Cayman), L.P., Warburg Pincus Financial Sector II-E (Cayman), L.P. and Warburg Pincus Financial Sector II Partners (Cayman), L.P. (collectively, the “Sponsors”) have duly executed and delivered to Investor an equity commitment letter, a copy of which is attached hereto as Exhibit C (such equity commitment letter, including all amendments, exhibits, attachments, appendices and schedules thereto, the “Equity Commitment Letter”), to provide Investor the amount of cash equity financing set forth therein, subject to the terms and conditions thereof;

WHEREAS, as a condition and inducement to the willingness of OCFC to enter into this Agreement, the Sponsors have provided a limited guarantee in favor of OCFC, a copy of which is attached hereto as Exhibit D, pursuant to which the Sponsors have agreed to guarantee certain obligations of Investor hereunder, subject to the terms and conditions thereof (the “Limited Guarantee”); and

WHEREAS, at the Closing, OCFC and Investor will enter into a Registration Rights Agreement in substantially the form attached hereto as Exhibit E (the “Registration Rights Agreement”).

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I

PURCHASE; CLOSING

Section 1.1 Purchase. On the terms and subject to the conditions set forth herein, at the Closing, (a) Investor shall purchase from OCFC, and OCFC shall sell and issue to Investor, the number of duly authorized, validly issued, fully-paid and non-assessable shares of (i) Voting Common Stock, free and clear of all Liens (other than transfer restrictions imposed under this Agreement or applicable securities Laws), set forth in Section 1.2(c)(i)(1)(A) and (ii) Non-Voting Common Equivalent Stock, free and clear of all Liens (other than transfer restrictions imposed under this Agreement, the Certificate of Designations (NVCE) or applicable securities Laws), set forth in Section 1.2(c)(i)(1)(B) and (b) OCFC shall issue to Investor a duly authorized, validly issued and non-assessable Warrant to purchase a certain number of shares of Non-Voting Common Equivalent Stock determined in accordance with the terms hereof and of the Warrant, free and clear of all Liens (other than the transfer restrictions imposed under this Agreement, the Warrant or applicable securities Laws) (clauses (a) and (b), collectively, the “OCFC Share Issuance”). As used herein, “Securities” refers collectively to the (A) (1) shares of Voting Common Stock and Non-Voting Common Equivalent Stock and (2) Warrant, in each case, issuable pursuant hereto, (B) shares of Voting Common Stock to be issued upon the conversion of the Non-Voting Common Equivalent Stock issuable pursuant hereto, (C) shares of Non-Voting Common Equivalent Stock to be issued upon the exercise of the Warrant and (D) shares of Voting Common Stock to be issued upon the conversion of the Non-Voting Common Equivalent Stock to be issued upon the exercise of the Warrant. When purchased, the shares of Voting Common Stock and Non-Voting Common Equivalent Stock purchased hereunder will be evidenced by book-entry notation.

Section 1.2 Closing.

(a) Time and Date of Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the OCFC Share Issuance (the “Closing”) will take place by electronic exchange of documents substantially concurrently with the consummation of the Merger upon satisfaction or, if permitted by applicable Law, written waiver (by the party entitled to grant such waiver) of the conditions set forth in Section 1.2(b) (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by OCFC and Investor; provided that, at the Closing, OCFC shall deliver the Warrant in accordance with Section 1.2(c)(i)(2) immediately following the issuance of the merger consideration in the Merger. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” OCFC shall (i) use reasonable best efforts to provide Investor with at least five (5) Business Days prior written notice of the expected closing date of the Merger and (ii) provide Investor with notice of the Condition Satisfaction Date (as defined in the Merger Agreement) no later than 1:00 p.m. Eastern Time on the date on which it occurs; provided that if any day would otherwise become the Condition Satisfaction Date after 1:00 p.m. Eastern Time, then the Condition Satisfaction Date shall be deemed to be the Business Day following such day.

(b) Closing Conditions.

(i) The obligation of Investor, on the one hand, and OCFC, on the other hand, to effect the Closing is subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by Investor and OCFC at or prior to the Closing of the following conditions:

(1) No injunction, order, judgment, writ, directive, enforcement action, decree or regulatory restriction (each, an “Order”) issued by any court, administrative agency or commission, or other federal, state or foreign governmental or regulatory authority or instrumentality or any self-regulatory organization of competent jurisdiction (each, a “Governmental Entity”) or other legal restraint or prohibition preventing the consummation of OCFC Share Issuance or any of the other transactions contemplated by this Agreement or the Merger Agreement or prohibiting, restraining or enjoining Investor or its affiliates from owning any Securities or voting any voting Securities in accordance with the terms thereof shall be in effect and none of Investor, OCFC or OceanFirst Bank, National Association (“OCFC Bank”), shall have received any formal written communication from any Governmental Entity asserting any of the foregoing that shall not have been withdrawn. No applicable federal, state, local or foreign law, statute, constitution, treaty, convention, ordinance, code, rule, regulation, judgment, injunction, policy, permit, authorization, Order or common law or agency requirement of any Governmental Entity (each, a “Law”) shall have been enacted, entered, promulgated or enforced (which remains in effect) by any Governmental Entity that prohibits or makes illegal consummation of the OCFC Share Issuance or any of the other transactions contemplated by this Agreement or the Merger Agreement or that prohibits, restrains or enjoins Investor or its affiliates from owning any Securities or voting any voting Securities in accordance with the terms thereof;

(2) Investor shall have received reasonably satisfactory oral confirmation from staff of the legal division of the Federal Reserve Board that the consummation of the Closing will not result in Investor being deemed to have, or have acquired, “control” of OCFC or any of its Subsidiaries (including the OCFC Bank) for purposes of the Bank Holding Company Act of 1956, as amended (the “BHC Act”) or the Change in Bank Control Act (the “CIBC Act”) and the applicable implementing regulations thereunder, either (A) individually or (B) as part of an “association” or group “acting in concert” with any other person with respect to the transactions contemplated by this Agreement contemplated to occur at the Closing, as those terms are defined and interpreted by the Federal Reserve Board under Regulation Y (12 C.F.R. Part 225);

(3) The shares of Voting Common Stock (A) issued hereunder and (B) to be issued upon the conversion of the Non-Voting Common Equivalent Stock (I) that shall be issuable pursuant to the Certificate of Designations (NVCE) and (II) for which the Warrant may be exercised, in each case, shall have been authorized for listing on the Nasdaq Global Select Market (“NASDAQ”), subject to official notice of issuance;

(4) (I) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (II) no Governmental Entity shall have imposed, and no Requisite Regulatory Approval shall contain, any Materially Burdensome Regulatory Condition;

(5) All of the conditions to the Closing of the Mergers set forth in the Merger Agreement shall have been satisfied or waived (in the case of any waiver, in accordance with the Merger Agreement and this Agreement), including that the OCFC Share Issuance shall have been approved by stockholders of OCFC at the OCFC Meeting (including the issuance of any shares of Voting Common Stock and/or Non-Voting Common Equivalent Stock (x) into which such securities are directly or indirectly convertible or exercisable and (y) issuable upon adjustments pursuant to the terms thereof), but other than (I) the condition in Section 7.1(f) (Equity Financing) of the Merger Agreement and (II) those conditions that by their nature can only be satisfied or waived at the closing of the Merger (but subject to such conditions then being satisfied or waived (in the case of any waiver, in accordance with the Merger Agreement and this Agreement)), and the Merger shall have been consummated, or will be consummated substantially concurrently with the Closing, in accordance with the terms and conditions of the Merger Agreement; and

(6) OCFC shall have delivered to Investor the items described in Section 1.2(c)(i).

(ii) The obligation of Investor to effect the Closing is also subject to the satisfaction or, to the extent permitted by Law, written waiver by Investor prior to the Closing of each of the following additional conditions:

(1) Representations and Warranties.

(A) The representations and warranties of OCFC set forth in (A) Section 2.2(b)(i), Section 2.2(c)(iii), Section 2.2(g) and Section 2.2(h)(i) (in each case after giving effect to the lead in to Section 2.2) shall be true and correct (other than, in the case of Section 2.2(b)(i), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date).

(B) The representations and warranties of OCFC set forth in Section 2.2(a)(i)-(ii) and (iv), Section 2.2(b)(ii), Section 2.2(c)(i) and Section 2.2(c)(ii)(A) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but after giving effect to the lead in to Section 2.2) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date).

(C) All other representations and warranties of OCFC set forth in Section 2.2 (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but after giving effect to the lead in to Section 2.2) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date); provided that, for purposes of this clause (C), such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect;

(2) OCFC shall have performed and complied with in all material respects the covenants and agreements required to be performed and complied with by it under this Agreement at or prior to the Closing;

(3) Since the date hereof, no Material Adverse Effect shall have occurred and no circumstance, event, change, occurrence, development or effect shall have occurred that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect; and

(4) Investor shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of OCFC, dated as of the Closing Date, certifying that (i) attached thereto are true and complete copies of the resolutions adopted by (x) the Board of Directors of OCFC (the “OCFC Board”) and (y) the board of directors of OCFC Bank, in each case, relating to this Agreement and/or the Merger Agreement (as applicable) and the transactions contemplated by hereby and/or thereby (as applicable), and that such resolutions are in full force and effect and are the resolutions adopted in connection herewith or therewith (as applicable), and (ii) (A) attached thereto are true and complete copies of the OCFC Certificate and the Amended and Restated Bylaws of OCFC (the “OCFC Bylaws”) and comparable governing or organizational documents of OCFC Bank and (B) such governing or organizational documents are in full force and effect as of the Closing Date.

(5) Investor shall have received a certificate, dated as of the Closing Date, signed on behalf of OCFC by the Chief Executive Officer or Chief Financial Officer of OCFC with respect to the foregoing clauses (1), (2) and (3).

(iii) The obligation of OCFC to effect the Closing is also subject to the satisfaction or, to the extent permitted by Law, written waiver by OCFC prior to the Closing of each of the following additional conditions:

(1) The representations and warranties of Investor set forth in Section 2.3 (in each case, read without giving effect to any qualification as to materiality set forth in such representations or warranties but after giving effect to the lead in to Section 2.3) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date); provided that, for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality set forth in such representations or warranties, would prevent or materially impair or delay the ability of Investor to consummate the Closing;

(2) Investor shall have performed and complied with in all material respects the covenants and agreements required to be performed and complied with by it under this Agreement at or prior to the Closing; and

(3) OCFC shall have received a certificate, dated as of the Closing Date, signed on behalf of Investor by an authorized signatory of Investor with respect to the foregoing clauses (1) and (2).

(c) Closing Deliveries.

(i) At the Closing, OCFC will deliver or cause to be delivered to Investor:

(1) evidence in a form reasonably acceptable to Investor of book-entry notations in the name of Investor of an aggregate amount of shares of Voting Common Stock and Non-Voting Common Equivalent Stock (on an as-converted basis), free and clear of all Liens (other than transfer restrictions imposed under this Agreement, the Certificate of Designations (NVCE) (as applicable) or applicable securities Laws), equal to (x) the Investment Amount (as defined below), divided by (y) the Per Share Issue Price (as defined below), rounded down to the nearest whole share (such number of shares, the “Total Shares Issued”), as follows: (A) a number of shares of Voting Common Stock (rounded to the nearest whole share) equal to (I) OCFC’s good faith estimate (which estimate OCFC shall provide to Investor not later than two (2) Business Days prior to the expected Closing Date) of the total number of shares of Voting Common Stock that will be issued and outstanding immediately following consummation of the Mergers and the OCFC Share Issuance, multiplied by (II) 9.9% (such number of shares, the “Voting Shares Issued”) minus the number of shares of Voting Common Stock owned by Investor as of the Closing Date (as notified by Investor to OCFC two (2) Business Days prior to the Closing Date), and (B) to the extent that the Total Shares Issued exceeds the Voting Shares Issued, a number of shares of Non-Voting Common Equivalent Stock that is equal to (I) (xx) the Total Shares Issued, minus (yy) the Voting Shares Issued, divided by (II) 1,000;

(2) the Warrant to purchase a number of duly authorized, validly issued and non-assessable shares of Non-Voting Common Equivalent Stock in an amount equal to (x) the Total Shares Issued, multiplied by (y) 100% , divided by (z) 1,000 (as such number may be adjusted in accordance with the terms of the Warrant), duly executed by OCFC, free and clear of all Liens (other than transfer restrictions imposed under this Agreement, the Warrant or applicable securities Laws);

(3) evidence, reasonably satisfactory to Investor, that the Certificate of Designations (NVCE) (A) has been filed with and accepted by the Delaware Secretary and (B) is in full force and effect as of the Closing;

(4) the certificate referenced in Section 1.2(b)(ii)(5);

(5) a counterpart signature page, duly executed by OCFC, to the Registration Rights Agreement; and

(6) customary written legal opinions of outside counsel to OCFC as to (x) the due authorization, valid issuance and non-assessability of the Securities and (y) the exemption from registration of the Securities, in each case, in connection with the OCFC Share Issuance.

(ii) At the Closing, Investor will deliver or cause to be delivered to OCFC:

(1) for the Total Shares Issued, by wire transfer of immediately available funds to an account designated by OCFC in writing at least two (2) Business Days prior to the Closing Date, a per share purchase price of $19.76 (the “Per Share Issue Price”) and an aggregate purchase price of $225,000,000 (the “Investment Amount”);

(2) for each of the WPGG14 Investor and WPFSII Investor (or, in the event that an Investor assigns its rights to acquire Securities pursuant to this Agreement to an affiliate prior to the Closing, for such assignee in lieu of such Investor), a properly completed and executed (i) Internal Revenue Service (“IRS”) Form W-9 or (ii) IRS Form W-8IMY indicating that such Investor (or affiliate) is a “withholding foreign partnership” and making the certification contemplated by Part VII of such form (as in effect on the date hereof) or corresponding provision of any successor form (it being understood that if such Investor (or affiliate) is a “disregarded entity” for U.S. federal income tax purposes, the forms described in this clause (2) shall be delivered by its regarded owner);

(3) the certificate referenced in Section 1.2(b)(iii)(3); and

(4) a counterpart signature page, duly executed by Investor, to the Registration Rights Agreement.

(d) If, between the date of this Agreement and the Closing Date, the outstanding shares of Voting Common Stock shall have been changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or similar change in capitalization, but, in each case, excluding the Equity Financing, or there shall be any extraordinary dividend or extraordinary distribution denominated in shares of Voting Common Stock, an appropriate and proportionate adjustment shall be made to the (A) number of shares of Voting Common Stock to be delivered pursuant to Section 1.2(c)(i)(1)(A) and (B) number of shares of Non-Voting Common Equivalent Stock to be delivered pursuant to Section 1.2(c)(i)(1)(B), in each case, to give Investor the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Material Adverse Effect.

(a) As used herein, the term “Material Adverse Effect” means, with respect to OCFC, any effect, change, event, circumstance, condition, occurrence or development that, individually or in the aggregate is, or is reasonably expected to have a material and adverse effect on (x) the financial position, results of operations, business, assets, properties or liabilities of OCFC and its Subsidiaries, taken as a whole, or (y) ability of OCFC to perform its obligations under this Agreement; provided, however, that for the purposes of clause (x) above, Material Adverse Effect shall not be deemed to include the impact of: (i) changes, after the date hereof, in Law or interpretations of Law by Governmental Entities; (ii) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable to banks or bank holding companies generally; (iii) changes, after the date hereof in general economic or capital market conditions affecting financial institutions or their market prices generally, including changes in levels of interest rates generally; (iv) the effects of the expenses incurred by OCFC or its affiliates in negotiating, documenting, effecting, and consummating the transactions contemplated by this Agreement; (v) any action or omission required by this Agreement or taken, after the date of this Agreement, by OCFC with the prior written consent of Investor, or as otherwise expressly permitted or contemplated by this Agreement; (vi) the public announcement of this Agreement or the Merger Agreement, or the pendency of the transactions contemplated hereby or thereby (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, lessors or employees); (vii) changes, after the date hereof, in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; (viii) natural disasters, pandemics (including the outbreaks, epidemics or pandemics, and the governmental and other responses thereto) or other force majeure events; (ix) a failure, in and of itself, to meet earnings projections or internal financial forecasts or any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, but not including any underlying causes thereof; and (x) a decline in the trading price of Voting Common Stock, but not including any underlying causes thereof; except, with respect to subclauses (i), (ii), (iii), (vii) or (viii), to the extent that the effects of such change are disproportionately adverse to the financial position, results of operations, business, assets, properties or liabilities of OCFC and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which OCFC and its Subsidiaries operate.

Section 2.2 Representations and Warranties of OCFC. Except (a) as disclosed in the disclosure schedule delivered by OCFC to Investor concurrently herewith (the “OCFC Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the OCFC Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by OCFC that such item represents a material exception or effect, change, event, circumstance, condition, occurrence or development or that such item would or would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made in the OCFC Disclosure Schedule with respect to a section of this Section 2.2 shall be deemed to qualify any other section of this Section 2.2 (A) that is specifically referenced or cross-referenced in such disclosure or (B) that is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other section of this Section 2.2 or (b) as disclosed in any OCFC Reports publicly filed with the SEC by OCFC after January 1, 2023, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), OCFC hereby represents and warrants to Investor as follows:

(a) Corporate Organization.

(i) OCFC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a bank holding company duly registered under the BHC Act that has elected to be treated as a financial holding company under the BHC Act. OCFC has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. OCFC is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii) Each Subsidiary of OCFC (a “OCFC Subsidiary”) (A) is duly organized and validly existing under the laws of its jurisdiction of organization, (B) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing or operation of property or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so qualified or in good standing has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (C) has all requisite company, partnership or corporate (as applicable) power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any OCFC Subsidiary to pay dividends or distributions except, in the case of a OCFC Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. Other than OCFC Bank and those Subsidiaries set forth in Section 2.2(a)(ii) of the OCFC Disclosure Schedule, there are no OCFC Subsidiaries as of the date hereof. OCFC does not have any material equity interests or other investments in any corporation, limited liability company, partnership, trust, joint venture, or other entity that is not a OCFC Subsidiary. As used herein, “Subsidiary” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act.

(iii) True, correct and complete copies of the OCFC Certificate and the OCFC Bylaws, in each case, as in effect as of the date such documents were provided have previously been made available by OCFC to Investor, and such documents have not been amended or modified since such time.

(iv) OCFC Bank is a national banking association duly organized, validly existing and in good standing under the laws of the United States. The deposit accounts of OCFC Bank are insured by the Federal Deposit Insurance Corporation through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of OCFC, threatened. OCFC Bank is a member in good standing of the Federal Home Loan Bank of New York and owns the requisite amount of stock therein.

(b) Capitalization.

(i) The authorized capital stock of OCFC consists of 150,000,000 shares of Voting Common Stock and 5,000,000 shares of preferred stock, $0.01 par value, of which no shares of preferred stock are issued or outstanding. As of two (2) Business Days prior to the date of this Agreement, there are (A) 57,390,569 shares of Voting Common Stock outstanding, (B) 62,942,427 shares of Voting Common Stock issued, (C) 5,551,858 shares of Voting Common Stock held in treasury, (D) 470,587 shares of Voting Common Stock reserved for issuance upon the settlement of outstanding awards of restricted Voting Common Stock subject to solely service-based vesting (“OCFC Time-Vested Restricted Stock Awards”) granted under the OceanFirst Financial Corp. 2020 Stock Incentive Plan (the “OCFC Equity Plan”), (E) 416,968 shares of Voting Common Stock reserved for issuance upon the settlement of outstanding awards of restricted Voting Common Stock subject to performance-vesting conditions assuming performance with respect thereto is achieved at target level (and 587,976 shares of Voting Common Stock assuming performance with respect thereto is achieved at maximum level) granted under the OCFC Equity Plan (“OCFC Performance-Vested Restricted Stock Awards”), (F) 1,486,170 shares of Voting Common Stock reserved for issuance upon the exercise of outstanding stock options granted under the OCFC Equity Plan (such stock options, together with the OCFC Time-Vested Restricted Stock Awards, the “OCFC Equity Awards”), (G) 866,347 shares of OCFC Common Stock reserved for issuance for future grants under the OCFC Equity Plan and (H) no other shares of capital stock or other equity or voting securities of OCFC issued, reserved for issuance or outstanding. As of the date of this Agreement, all of the issued and outstanding shares of Voting Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights, with no personal liability attaching to the ownership thereof. There are no trust preferred or subordinated debt securities of OCFC issued or outstanding. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of OCFC may vote. Other than the OCFC Equity Awards issued prior to the date of this Agreement as described in this Section 2.2(b) or as set forth in the Merger Agreement, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in OCFC, or contracts, commitments, understandings or arrangements by which OCFC may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in OCFC, or that otherwise obligate OCFC to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing. Other than this Agreement and the Parent Support Agreements (as defined in the Merger Agreement), there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Voting Common Stock or other equity interests of OCFC. Other than the OCFC Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of OCFC or any of its Subsidiaries) are outstanding.

(ii) OCFC owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the OCFC Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to OCFC Bank, as provided under 12 U.S.C. § 55 or any comparable provision of applicable Law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than as contemplated by the Merger Agreement, no OCFC Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) Authority; No Violation.

(i) OCFC has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to other actions described in this Section 2.2(c) and Section 2.2(d), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by OCFC, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby, including the OCFC Share Issuance, have, prior to the date hereof, been duly, validly and unanimously approved by the OCFC Board. The OCFC Board has (A) (1) determined that this Agreement, the OCFC Share Issuance, the Exemption Amendment and the other transactions contemplated hereby, on the terms and subject to the conditions set forth in this Agreement, and (2) the issuance of shares of Voting Common Stock pursuant to the Merger Agreement and the other transactions contemplated thereby, on the terms and subject to the conditions set forth therein, in each case, are advisable, fair to and in the best interests of OCFC and its stockholders, (B) approved this Agreement, the Exemption Amendment and the transactions contemplated hereby and thereby, (C) directed that the OCFC Share Issuance and the issuance of Voting Common Stock pursuant to the Merger Agreement be submitted to the holders of Voting Common Stock for approval at a duly called and convened meeting of such stockholders (the “OCFC Meeting”), (D) recommended that the stockholders of OCFC approve the OCFC Share Issuance, the issuance of Voting Common Stock pursuant to the Merger Agreement and the Exemption Amendment and (E) approved a resolution to the foregoing effect. Except for (1) the approval of the OCFC Share Issuance and the issuance of Voting Common Stock pursuant to the Merger Agreement by the affirmative vote of a majority of the votes cast by the holders of the shares of Voting Common Stock at the OCFC Meeting (the “Requisite OCFC Vote”), (2) the approval of the Exemption Amendment by the requisite approval of OCFC’s stockholders, and (3) the adoption of resolutions to give effect to the provisions of Section 4.5 in connection with the Closing, no other corporate proceedings or approvals on the part of OCFC or OCFC Bank are necessary to approve or adopt this Agreement for OCFC to perform its obligations hereunder or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by OCFC and (assuming due authorization, execution and delivery by Investor) constitutes a valid and binding obligation of OCFC, enforceable against OCFC in accordance with its terms (except in all cases as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(ii) None of the execution and delivery of this Agreement by OCFC, the performance by OCFC of its obligations hereunder nor the consummation by OCFC of the transactions contemplated hereby, nor compliance by OCFC with any of the terms or provisions hereof will (A) violate any provision of the OCFC Certificate or the OCFC Bylaws or any governing or organizational document of any OCFC Subsidiary or (B) assuming that the consents and approvals referred to in Section 2.2(d) are duly obtained, (x) violate any Law applicable to OCFC, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of OCFC or any of its Subsidiaries under, any of the terms, conditions or provisions of any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which OCFC or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y)) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iii) The shares of Voting Common Stock to be issued in the OCFC Share Issuance have been validly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and free and clear of all Liens, and no current or past stockholder of OCFC will have any preemptive right or similar rights in respect thereof. The shares of Non-Voting Common Equivalent Stock (A) to be issued hereunder and (B) for which the Warrant may be exercised, in each case, have been validly authorized (subject to receipt of the Requisite OCFC Vote), when issued, will be validly issued, fully paid and nonassessable and free and clear of all Liens, and no current or past stockholder of OCFC will have any preemptive right or similar rights in respect of any such issuance or exercise.

(d) Consents and Approvals. Except for (i) the filing of the requisite Listing of Additional Shares Notification form and any other required applications, filings, certificates and notices, as applicable, with NASDAQ and the approval of the listing on NASDAQ of the Securities pursuant to this Agreement, (ii) the filing with the Securities and Exchange Commission (the “SEC”) of any filings that are necessary under applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the filing of the joint proxy statement/prospectus in definitive form relating to the OCFC Meeting, (iii) the filing of the Certificate of Designations (NVCE) with the Delaware Secretary, and (iv) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Voting Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Entity or any other third party are necessary in connection with (A) the execution and delivery by OCFC of this Agreement or (B) the OCFC Share Issuance and the other transactions contemplated hereby and the performance by OCFC of its obligations hereunder. As of the date hereof, OCFC has no knowledge of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the OCFC Share Issuance and the other transactions contemplated hereby on a timely basis.

(e) Reports.

(i) OCFC and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2023 with any applicable Governmental Entity, and have paid in full all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except for normal examinations and inspections conducted by a Governmental Entity in the ordinary course of business of OCFC and its Subsidiaries, to the knowledge of OCFC, no Governmental Entity has initiated or has pending any proceeding or investigation into the business or operations of OCFC or any of its Subsidiaries since January 1, 2023, except where such proceedings or investigations have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no unresolved violation or exception by any Governmental Entity of OCFC or any of its Subsidiaries that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There have been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of OCFC or any of its Subsidiaries since January 1, 2023, in each case, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii) OCFC has made available to Investor true, correct and complete copies of each communication mailed by OCFC to its stockholders since January 1, 2023. No such communication or any registration statement, prospectus, report, schedule, definitive proxy statement and other documents (including exhibits and all information incorporated by reference) filed with or furnished to the SEC since January 1, 2023 by OCFC pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “OCFC Reports”), as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information publicly filed or furnished as of a later date shall be deemed to modify information as of an earlier date. Since January 1, 2023, as of their respective dates, all of the OCFC Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No OCFC Subsidiary is required to file (or furnish, as applicable) periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. No executive officer of OCFC has failed in any material respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the OCFC Reports.

(f) Financial Statements.

(i) The financial statements of OCFC and its Subsidiaries included (or incorporated by reference) in the OCFC Reports (including the related notes, where applicable) (A) have been prepared from, and are in accordance with, the books and records of OCFC and its Subsidiaries, (B) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of OCFC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of the unaudited statements to year-end audit adjustments normal in nature and amount), (C) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (D) were prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of OCFC and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. No independent auditor of OCFC has resigned (or informed OCFC in writing that it intends to resign) or been dismissed as independent public accountants of OCFC as a result of or in connection with any disagreements with OCFC on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(ii) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither OCFC nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of OCFC included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business since September 30, 2025, or liabilities in connection with this Agreement or the Merger Agreement and the transactions contemplated hereby.

(iii) OCFC (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to OCFC, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of OCFC by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes- Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to OCFC’s outside auditors and the audit committee of the OCFC Board (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect OCFC’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves directors, management or other employees who have a significant role in OCFC’s internal controls over financial reporting. To OCFC’s knowledge, there is no reason to believe that OCFC’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(iv) Since January 1, 2023, (A) neither OCFC nor any of its Subsidiaries, nor, to the knowledge of OCFC, any Representative of OCFC or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of OCFC or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that OCFC or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (B) no employee of or attorney representing OCFC or any of its Subsidiaries, whether or not employed or retained by OCFC or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by OCFC or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the OCFC Board or any committee thereof or similar governing body of any Subsidiary of OCFC or any committee thereof.

(g) Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc. (“KBW”) and J.P. Morgan Securities LLC (the “Placement Agent”), neither OCFC nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the OCFC Share Issuance or the other transactions contemplated by this Agreement. OCFC has disclosed to Investor as of the date hereof the aggregate fees provided for in connection with the engagement by OCFC of JPM and KBW related to the transactions contemplated hereby and by the Merger Agreement.

(h) Absence of Certain Changes or Events.

(i) Since September 30, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii) Since September 30, 2024, other than the transactions contemplated by this Agreement and the Merger Agreement, OCFC and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

(i) Legal Proceedings.

(i) Neither OCFC nor any of its Subsidiaries is a party to any, and there is no outstanding, pending or to the knowledge of OCFC, threatened, action, claim, litigation, proceeding, arbitration, investigation, order or controversy, audit, hearing, suit, dispute, subpoena or summons by or before any Governmental Entity (“Action”) of any material nature against OCFC or any of its Subsidiaries or, to OCFC’s knowledge, any of their current or former directors or executive officers (A) that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) that would reasonably be expected to result in a material restriction on, or material liability being imposed against, OCFC or any OCFC Subsidiary or any of their respective businesses or (C) challenging the validity or propriety of the transactions contemplated by this Agreement or the Merger Agreement.

(ii) There is no outstanding Order imposed upon OCFC, any of its Subsidiaries or, to the knowledge of OCFC, any of their current or former directors or executive officers (in each of their capacities as such) or the assets, rights or properties of OCFC or any of its Subsidiaries (A) that would reasonably be expected to be material to OCFC and its Subsidiaries, taken as a whole or (B) challenging the validity or propriety of the transactions contemplated by the Agreement.

(j) Taxes and Tax Returns.

(i) Each of OCFC and its Subsidiaries has duly and timely filed (including all valid applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither OCFC nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business). All material Taxes of OCFC and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of OCFC and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither OCFC nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Neither OCFC nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of OCFC and its Subsidiaries or the assets of OCFC and its Subsidiaries. Neither OCFC nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among OCFC and/or its Subsidiaries). Neither OCFC nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was OCFC) or (B) has any material liability for the Taxes of any person (other than OCFC or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any Law), as a transferee or successor, by contract or otherwise. Neither OCFC nor any of its Subsidiaries has been, within the past two (2) years, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Internal Revenue Code of 1986 (the “Code”)) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither OCFC nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). At no time during the past five (5) years has OCFC been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(ii) As used herein, (A) “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, unclaimed property, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon; and (B) “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

(k) Employees.

(i) For purposes of this Agreement, “OCFC Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, whether funded or unfunded, and all pension, benefit, retirement, bonus, stock option, stock purchase, employee stock ownership, restricted stock, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which OCFC or any Subsidiary or any trade or business of OCFC or any of its Subsidiaries, whether or not incorporated, all of which together with OCFC would be deemed a “single employer” within the meaning of Section 4001 of ERISA (an “OCFC ERISA Affiliate”), is a party or has or could reasonably be expected to have any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by OCFC or any of its Subsidiaries or any OCFC ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of the OCFC or any of its Subsidiaries or any OCFC ERISA Affiliate.

(ii) Each OCFC Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither OCFC nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the U.S. Department of Labor (the “DOL”), Pension Benefit Guarantee Corporation (the “PBGC”) or any other Governmental Entity since January 1, 2024, with respect to any OCFC Benefit Plan, and neither OCFC nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(iii) With respect to each OCFC Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “OCFC Qualified Plans”), the IRS has issued a favorable determination letter or opinion letter with respect to each OCFC Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of OCFC, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any OCFC Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any OCFC Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(iv) Each OCFC Benefit Plan that is subject to Section 409A of the Code has been administered and documented in compliance with the requirements of Section 409A of the Code, except where any non-compliance has not and would not reasonably be expected to result in material liability to OCFC or any of its Subsidiaries or any employee of OCFC or any of its Subsidiaries.

(v) No OCFC Benefit Plan is, and none of OCFC, its Subsidiaries nor any OCFC ERISA Affiliate has at any time during the last six (6) years prior to the date of this Agreement sponsored, maintained, contributed to or been obligated to contribute to any plan that is, subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code.

(vi) None of OCFC, its Subsidiaries nor any OCFC ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”), or a plan that is subject to Section 413(c) of the Code or that has two or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of OCFC and its Subsidiaries nor any OCFC ERISA Affiliate has incurred any liability to a

Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(vii) Except as set forth in Section 2.2(k)(vii) of the OCFC Disclosure Schedule, neither OCFC nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(viii) All material contributions required to be made to any OCFC Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any OCFC Benefit Plan, for any period from January 1, 2024 through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of OCFC.

(ix) There are no pending or, to the knowledge of OCFC, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted since January 1, 2024, and, to OCFC’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to any Action, against the OCFC Benefit Plans, any fiduciaries thereof with respect to their duties to the OCFC Benefit Plans or the assets of any of the trusts under any of the OCFC Benefit Plans that would reasonably be expected to result in any material liability of OCFC or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any OCFC Benefit Plan, or any other party.

(x) To the knowledge of OCFC, none of OCFC and its Subsidiaries nor any OCFC ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the OCFC Benefit Plans or their related trusts, OCFC, any of its Subsidiaries, any OCFC ERISA Affiliate or any person that OCFC or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(xi) Except as set forth in Section 2.2(k)(xi) of the OCFC Disclosure Schedule, neither the execution and delivery of this Agreement or the Merger Agreement nor the consummation of the transactions contemplated hereby or under the Merger Agreement will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability, delivery or funding of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of OCFC or any of its Subsidiaries, or result in any limitation on the right of OCFC or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any OCFC Benefit Plan or related trust. Neither OCFC nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require OCFC or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(xii) No OCFC Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(xiii) There are no pending or, to OCFC’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against OCFC or any of its Subsidiaries, or any strikes or other material labor disputes against OCFC or any of its Subsidiaries. Neither OCFC nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of OCFC or any of its Subsidiaries and, to the knowledge of OCFC, there are no organizing efforts by any union or other group seeking to represent any employees of OCFC or any of its Subsidiaries and no employees of OCFC or any of its Subsidiaries are represented by any labor organization.

(xiv) To the knowledge of OCFC, no current or former employee or independent contractor of OCFC or any of its Subsidiaries is in violation in any material respect of any term of any restrictive covenant obligation (including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation) that is included in any employment or consulting contract: (i) to OCFC or any of its Subsidiaries or (ii) to a former employer or engager of any such individual relating (A) to the right of any such individual to work for OCFC or any of its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

(l) Compliance with Applicable Law.

(i) Except for matters that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (A) OCFC and each of its Subsidiaries hold, and have at all times since January 1, 2023 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid in full all fees and assessments due and payable in connection therewith), and (B) to the knowledge of OCFC, there is no threatened suspension or cancellation of any such license, franchise, permit or authorization.

(ii) OCFC and each of its Subsidiaries have complied in all material respects with, and are not in material default or violation under, any applicable Laws relating to OCFC or any of its Subsidiaries, including all Laws related to artificial intelligence, privacy and security of data or information that constitutes “personal data,” “personally identifiable information,” “nonpublic personal information,” “personal information” or a similar term, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other Laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. OCFC Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(iii) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, none of OCFC or any of its Subsidiaries, or to the knowledge of OCFC, any Representative or other person acting on behalf of OCFC or any of its Subsidiaries has, directly or indirectly, (A) used any funds of OCFC or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (B) made any unlawful payment to foreign or domestic governmental officials or, to the knowledge of OCFC, employees or to foreign or domestic political parties or campaigns from funds of OCFC or any of its Subsidiaries, (C) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law, (D) established or maintained any unlawful fund of monies or other assets of OCFC or any of its Subsidiaries, (E) made any fraudulent entry on the books or records of OCFC or any of its Subsidiaries or (F) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for OCFC or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for OCFC or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(iv) As of the date hereof, OCFC maintains regulatory capital ratios that exceed the levels established for “well capitalized” institutions (under the relevant regulatory capital regulation of the institution’s primary bank regulator).

(v) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) OCFC and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law; and (B) none of OCFC, any of its Subsidiaries, or, to the knowledge of OCFC, any of its or its Subsidiaries’ directors, officers or, to the knowledge of OCFC, employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct, and complete and accurately reflect the assets and results of such fiduciary account.

(m) Agreements with Governmental Entities. As of the date hereof, neither OCFC nor any of its Subsidiaries is subject to any cease-and-desist or other Order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any material civil money penalty by, or has been, since January 1, 2023, a recipient of any supervisory letter from, or, since January 1, 2023, has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity that currently restricts in any material respect, or would reasonably be expected to restrict in any material respect, the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the OCFC Disclosure Schedule, a “OCFC Regulatory Agreement”), nor has OCFC or any of its Subsidiaries been advised, since January 1, 2023, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such OCFC Regulatory Agreement. OCFC and its Subsidiaries are in compliance in all material respects with each OCFC Regulatory Agreement to which it is a party or is subject. OCFC and its Subsidiaries have not received any notice from any Governmental Entity indicating that OCFC or its Subsidiaries is not in compliance in any material respect with any OCFC Regulatory Agreement.

(n) Investment Securities and Commodities.

(i) Each of OCFC and its Subsidiaries has good and valid title to all securities and commodities owned by it (except those sold under repurchase agreements as reflected in the OCFC Reports), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of OCFC or its Subsidiaries. Such securities and commodities are carried on the books of OCFC at values determined in accordance with GAAP in all material respects.

(ii) OCFC and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that OCFC believes are prudent and reasonable in the context of such businesses, and OCFC and its Subsidiaries have, since January 1, 2024, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, OCFC has made available to Investor the material terms of such policies, practices and procedures.

(o) Loan Portfolio.

(i) As of the date hereof, neither OCFC nor any of its Subsidiaries is a party to any loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which OCFC or any of its Subsidiaries is a creditor and that, as of September 30, 2025, had an outstanding balance in excess of the amount set forth in Section 2.2(o)(i) of the OCFC Disclosure Schedule and under the terms of which the obligor was, as of September 30, 2025, over ninety (90) days or more delinquent in payment of principal or interest.

(ii) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of OCFC, each Loan of OCFC and its Subsidiaries (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (B) to the extent carried on the books and records of OCFC and its Subsidiaries as secured Loans, has been secured by Liens, as applicable, which have been perfected and (C) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by the Enforceability Exceptions).

(iii) To the knowledge of OCFC, since January 1, 2023, each outstanding Loan of OCFC or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and currently is administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes and other credit and security documents, the written underwriting standards of OCFC and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all Laws.

(iv) To the knowledge of OCFC, there are no material outstanding Loans made by OCFC or any of its Subsidiaries to any “executive officer” or any other “insider” (as each such term is defined in 12 C.F.R. Part 215 promulgated by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”)) of OCFC or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with 12 C.F.R. Part 215 or that are exempt therefrom.

(p) Related Party Transactions. Since January 1, 2023, there have been no material transactions, agreements, arrangements or understandings (or series of related material transactions, agreements, arrangements or understandings), nor are there any currently proposed material transactions, agreements, arrangements or understandings (or series of related material transactions, agreements, arrangements or understandings) between (i) OCFC or any of its Subsidiaries, on the one hand, and (ii) (x) (A) any current or former director, or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of OCFC or any of its Subsidiaries or (B) any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Voting Common Stock or (y) any of such person’s affiliates or immediate family members of the person referenced in clause (x), on the other hand.

(q) Offering of Securities. Neither OCFC, nor any of its Subsidiaries, nor any person acting on its or their behalf has (i) directly or indirectly, taken any action (including any offering of any securities of OCFC under circumstances which would require the integration of such offering with the offering of any of the Securities to be issued pursuant hereto under the Securities Act and the rules and regulations of the SEC promulgated thereunder) that might subject the OCFC Share Issuance to the registration requirements of the Securities Act or (ii) offered the Securities or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any person, other than Investor and other Institutional Accredited Investors (as defined in as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act), each of which has been offered the Securities as a private sale for investment. None of OCFC nor any of its Subsidiaries has offered the Securities or any similar securities during the six (6) months prior to the date hereof to anyone, other than Investor and other Institutional Accredited Investors. OCFC has no intention to offer the Securities or any similar security during the six (6) months from the date hereof, except as contemplated by the Merger Agreement and this Agreement.

(r) General Solicitation. Neither OCFC, nor any OCFC Subsidiary nor any of their respective affiliates, nor any person acting on its or their behalf, has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Securities, including any (i) article, advertisement, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio; (ii) website posting or widely distributed email; or (iii) seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(s) No Other Representations or Warranties.

(i) Except for the representations and warranties made by OCFC in this Section 2.2, neither OCFC nor any other person has made, makes or is authorized to make any express or implied representation or warranty with respect to OCFC, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and OCFC hereby expressly disclaims any such other representations or warranties, whether express or implied, at law or in equity, and Investor hereby expressly disclaims reliance on any other such representation or warranty, express or implied, at law or in equity. In particular, without limiting the foregoing disclaimer, neither OCFC nor any other person has made, makes or is authorized to make any representation or warranty to Investor or any of its affiliates or its or their respective Representatives with respect to (A) any financial projection, forecast, estimate, budget or prospective information relating to OCFC, any of its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, (B) except for the representations and warranties made by OCFC in this Section 2.2, any oral or written information presented to Investor or any of its affiliates or its or their respective Representatives in the course of (x) their due diligence investigation of OCFC or its Subsidiaries, (y) the negotiation of this Agreement or (z) in the course of the transactions contemplated hereby or (C) FFIC. None of OCFC, any of its Subsidiaries, their affiliates, their respective Representatives or any other person will have or be subject to any liability or other obligation to Investor, any of its Subsidiaries, their affiliates or their respective Representatives or any other person resulting from Investor’s use of, or the use by any of its affiliates or its or their respective Representatives of, any such information to the extent it or its subject matter is not also an express representation and warranty made by OCFC in this Section 2.2.

(ii) OCFC acknowledges and agrees that neither Investor nor any other person has made, makes or is authorized to make any express or implied representation or warranty with respect to Investor, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Section 2.3, the Equity Commitment Letter or the Limited Guarantee.

Section 2.3 Representations and Warranties of Investor. Investor hereby represents and warrants to OCFC that:

(a) Corporate Organization.

(i) Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Investor has the corporate, partnership or limited liability company power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Investor is duly licensed or qualified to do business and, where such concept is recognized under Law, in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to materially and adversely affect Investor’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis.

(ii) Investor does not have any equity interests or other investments in any corporation, limited liability company, partnership, trust, joint venture or other entity.

(b) Authority; No Violation.

(i) Investor has full corporate, partnership or limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to other actions described in this Section 2.3(b) and Section 2.3(c), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by Investor of its obligations hereunder and the consummation of the transactions contemplated hereunder (including the OCFC Share Issuance) have, prior to the date hereof, been duly and validly approved by Investor’s board of directors or other equivalent governing body. No other corporate proceedings on the part of Investor or any of Investor’s partners or equityholders are necessary to approve or adopt this Agreement, for Investor to perform its obligations hereunder or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Investor and (assuming due authorization, execution and delivery by OCFC) constitutes a valid and binding obligation of Investor, enforceable against Investor in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

(ii) None of the execution and delivery of this Agreement by Investor, the performance by Investor of its obligations hereunder nor the consummation by Investor of the transactions contemplated hereby, nor compliance by Investor with any of the terms or provisions hereof, will (A) violate any provision of Investor’s certificate or articles of incorporation or bylaws (or other comparable charter or organizational documents) or (B) assuming that the consents and approvals referred to in Section 2.3(c) are duly obtained, (x) violate any Law applicable to Investor or any of its properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Investor under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Investor is a party, or by which Investor or any of its properties or assets may be bound, except (in the case of clauses (B)(x) and (B)(y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not, either individually or in the aggregate, reasonably be expected to materially and adversely affect Investor’s ability to perform its obligations under this Agreement or consummate the OCFC Share Issuance and the other transactions contemplated by this Agreement on a timely basis.

(c) Consents and Approvals. Except for (i) the filing of the requisite Listing of Additional Shares Notification form and any other required applications, filings, certificates and notices, as applicable, with NASDAQ and the approval of the listing on NASDAQ of the Securities pursuant to this Agreement, (ii) the filing with the SEC of any filings that are necessary under applicable requirements of the Exchange Act, including the filing of the joint proxy statement/prospectus in definitive form relating to the OCFC Meeting, (iii) the filing of the Certificate of Designations (NVCE) with the Delaware Secretary and (iv) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Voting Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Entity or any other third party are necessary in connection with (A) the execution and delivery by Investor of this Agreement or (B) the OCFC Share Issuance and the other transactions contemplated hereby and the performance by Investor of its obligations hereunder. As of the date hereof, Investor has no knowledge of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the OCFC Share Issuance and the other transactions contemplated hereby on a timely basis.

(d) Purchase for Investment. Investor acknowledges that the Securities have not been registered under the Securities Act or under any applicable state securities or other securities Laws of the U.S. or any other jurisdiction, that the Securities will be characterized as “restricted securities” under federal securities Laws, and that under such Laws the Securities cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom. Investor (i) is acquiring its entire beneficial ownership interest in the Securities solely for investment purposes for its own account or for an account over which it exercises discretion for another qualified institutional buyer or accredited investor, and with no present intention of or view towards selling or distributing any of the Securities to any other person, (ii) has no present agreement, undertaking, arrangement, obligation or commitment providing for the disposition of the Securities, (iii) will not sell or otherwise dispose of any of the Securities, except in compliance with the registration requirements or exemption provisions of the Securities Act and any applicable state securities or other securities Laws of the U.S. or any other jurisdiction, (iv) is sophisticated and has such knowledge and experience in financial and business matters and in investments of this type that it is capable of independently evaluating the merits and risks of its investment in the Securities and of making an informed investment decision and (v) is an “accredited investor” (as that term is defined in Rule 501 of the Securities Act) and an “institutional account” (as that term is defined under FINRA 4512(c)). Investor has determined, based on its own independent review and such professional advice as it has deemed appropriate, that its purchase of the Securities and participation in the transactions contemplated by this Agreement (i) are consistent with its financial needs, objectives and condition, (ii) comply and are consistent with all investment policies, guidelines and other restrictions applicable to it and (iii) are an advisable investment for it, notwithstanding the substantial risks inherent in investing in or holding the Securities.

(e) No “Bad Actor” Disqualification Events. Neither Investor nor, to Investor’s knowledge, its affiliates, nor any of their respective officers, directors, employees, agents, partners or members, is subject to any “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act.

(f) Information. Investor (i) is not being provided with disclosures that would be required if the offer and sale of the Securities were registered under the Securities Act, nor is Investor being provided with any offering circular or prospectus prepared in connection with the offer and sale of the Securities; (ii) has had the opportunity to ask questions of and receive answers from OCFC directly; (iii) has been provided a reasonable opportunity to undertake and has undertaken its own independent due diligence of OCFC and its Subsidiaries, FFIC and its Subsidiaries and the terms of the Securities to the extent Investor deems necessary to make its decision to invest in the Securities; (iv) has availed itself of publicly available financial and other information concerning OCFC and its Subsidiaries and FFIC and its Subsidiaries to the extent Investor deems necessary to make its decision to purchase the Securities; and (v) has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Investor has sought such accounting, legal and tax advice as it has considered necessary or advisable to make an informed investment decision, without reliance on the Placement Agent, with respect to its acquisition of the Securities. Except for the representations, warranties and agreements of OCFC expressly set forth in this Agreement, Investor is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the transactions contemplated by this Agreement, the Securities and the business, condition (financial and otherwise), management, operations, properties and prospects of OCFC and its Subsidiaries and FFIC and its Subsidiaries, including all business, legal, regulatory, accounting, credit and tax matters.

(g) Ability to Bear Economic Risk of Investment. Investor recognizes that an investment in the Securities involves substantial risk. Investor has the ability to bear the economic risk of the prospective investment in the Securities, including the ability to hold the Securities indefinitely, and further including the ability to bear a complete loss of all of Investor’s investment in OCFC.

(h) Ownership. As of the date hereof, neither Investor nor any of its affiliates (other than any affiliate with respect to which Investor is not the party exercising control over investment decisions) are the owners of record or the Beneficial Owners (as such term is defined under Rule 13d-3 under the Exchange Act) of shares of Voting Common Stock or securities convertible into or exchangeable for Voting Common Stock.

(i) Bank Regulatory Matters. Assuming the accuracy of the representations and warranties of OCFC contained herein, Investor represents that: (A) the consummation of the transactions contemplated hereby will not cause Investor (together with any of its affiliates) to own, control, or have the power to vote ten percent (10%) or more of any class of voting securities of OCFC for purposes of the CIBC Act, the BHC Act or their implementing regulations, and (B) neither Investor nor its affiliates for purposes of the BHC Act is a bank holding company or controls a bank for purposes of the BHC Act. Investor is not “acting in concert” (as that term is defined in Regulation Y) with any other person in connection with its investment in OCFC or the transactions contemplated by this Agreement or the Merger Agreement.

(j) Equity Financing.

(i) As of the date hereof, Investor has provided OCFC with a true, complete and correct copy of the Equity Commitment Letter, pursuant to which the Sponsors have committed, on the terms and subject to the conditions set forth therein, to invest the amounts set forth therein (the “Equity Financing”). The Equity Commitment Letter provides that OCFC is an express third-party beneficiary thereof to the extent, and subject to the conditions and limitations, set forth therein.

(ii) The Equity Commitment Letter (A) is in full force and effect, (B) is a legal, valid and binding agreement of Investor and the Sponsors, as applicable, enforceable against Investor and the Sponsors, as applicable, in accordance with its terms and (C) as of the date hereof, has not been amended or modified in any respect, and no such amendment or modification is contemplated as of the date hereof. Other than this Agreement and the Equity Commitment Letter, there are no other contracts, agreements, side letters or arrangements to which Investor is a party relating to the funding or investing, as applicable, that would reasonably be expected to adversely affect or delay the availability or conditionality of the Equity Financing, other than as expressly set forth in the Equity Commitment Letter. Other than as expressly set forth in the Equity Commitment Letter, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Equity Financing.

(iii) The net proceeds of the Equity Financing, when funded in accordance with the Equity Commitment Letter, will be, in the aggregate, sufficient to pay the Investment Amount at the Closing (and any and all costs, fees, and expenses of the Investor incurred in connection with the negotiation of this Agreement and the performance hereof at or prior to the Closing required to be paid by Investor hereunder), on the terms and subject to the conditions contemplated in this Agreement and the Equity Commitment Letter. OCFC acknowledges (A) the separate corporate, partnership or limited liability company existence of Investor and (B) that the sole asset of Investor may be cash in a de minimis amount and its rights under this Agreement and the Equity Commitment Letter, in each case, in accordance with, and subject to, the terms and conditions set forth herein and therein and that no additional funds will be contributed to Investor unless and until the Closing occurs pursuant to the terms and conditions hereof.

(iv) Assuming the accuracy of the representations and warranties set forth in Section 2.2, as of the date hereof no change, event, circumstance, condition, occurrence or development has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of Investor or the Sponsors pursuant to the Equity Commitment Letter. Subject to OCFC’s compliance with this Agreement and assuming the satisfaction of the conditions set forth in Section 1.2(b)(i) and Section 1.2(b)(ii), Investor has no reason, as of the date hereof, to believe that it will be unable to satisfy on a timely basis any term or condition of the Equity Financing to be satisfied by it, whether or not such term or condition is contained in the Equity Commitment Letter. As of the date hereof, Investor has fully paid, or caused to be fully paid, all commitment or other fees that are due and payable on or prior to the date hereof, in each case, pursuant to and in accordance with the terms of the Equity Commitment Letter.

(v) The Sponsors have duly executed and delivered to OCFC the Limited Guarantee. As of the date hereof, the Limited Guarantee is in full force and effect and is the valid, binding obligation of the Sponsors, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(k) Information Supplied. The information supplied or to be supplied by Investor in writing specifically for inclusion or incorporation by reference in any joint proxy statement/prospectus or any other documents filed or to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated by this Agreement or the Merger Agreement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(l) Brokers and Finders. Neither Investor nor any of its affiliates nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the OCFC Share Issuance or the other transactions contemplated by this Agreement for which OCFC would be liable (other than as set forth in Section 6.3).

(m) Placement Agent. Investor understands and acknowledges that (i) the Placement Agent is acting solely as OCFC’s placement agent and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for Investor, OCFC, FFIC or any other person or entity in connection with the transactions contemplated by this Agreement, (ii) the Placement Agent has not made and will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the transactions contemplated by this Agreement, (iii) the Placement Agent will have no responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the transactions contemplated by this Agreement or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (B) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning OCFC and its Subsidiaries, FFIC and its Subsidiaries or the transactions contemplated by this Agreement, and (iv) the Placement Agent shall have no liability or obligation (including for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by Investor, OCFC and its Subsidiaries, FFIC and its Subsidiaries or any other person or entity), whether in contract, tort or otherwise, to Investor, or to any person claiming through Investor, in respect of the transactions contemplated by this Agreement.

(n) No Other Representations or Warranties.

(i) Except for the representations and warranties made by Investor in this Section 2.3 or made by the Sponsors in the Equity Commitment Letter or Limited Guarantee, neither Investor, its Representatives nor any other person has made, makes or authorized to make any express or implied representation or warranty with respect to Investor or its businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Investor hereby expressly disclaims any such other representations or warranties, whether express or implied, at law or in equity, and Investor hereby expressly disclaims reliance on any other such representation or warranty, express or implied, at law or in equity. In particular, without limiting the foregoing disclaimer, neither Investor nor any other person has made, makes or is authorized to make any representation or warranty to OCFC or any of its Subsidiaries or its or their respective Representatives with respect to (A) any financial projection, forecast, estimate, budget or prospective information relating to Investor or its businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or (B) except for the representations and warranties made by Investor in this Section 2.3 or made by the Sponsors in the Equity Commitment Letter or Limited Guarantee, any oral or written information presented to OCFC or any of its Subsidiaries or its or their respective Representatives in the course of (x) their due diligence investigation of Investor or its affiliates, (y) the negotiation of this Agreement or (z) the transactions contemplated hereby. None of Investor or its Representatives or any other person will have or be subject to any liability or other obligation to OCFC, any of its Subsidiaries, their affiliates or their respective Representatives or any other person resulting from OCFC’s use of, or the use by any of its affiliates or its or their respective Representatives of, any such information to the extent it or its subject matter is not also an express representation and warranty made by Investor in this Section 2.3.

(ii) Investor acknowledges and agrees that neither OCFC, any of its Subsidiaries, any other their respective Representatives nor any other person has made, makes or is authorized to make any express or implied representation or warranty with respect to OCFC, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Section 2.2.

ARTICLE III

COVENANTS

Section 3.1 Filings; Other Actions.

(a) Subject to Section 4.7, Investor, on the one hand, and OCFC, on the other hand, will (and will cause their respective affiliates, including, in the case of Investor, the Sponsors, and their “ultimate controlling persons” to) cooperate and consult with the other party and use reasonable best efforts to promptly prepare and file (as applicable) all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated hereby and by the Merger Agreement. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Requisite Regulatory Approvals) and shall respond as promptly as reasonably practicable to the requests of any Governmental Entity for relating to the foregoing. Each party shall have a reasonable opportunity to review in advance all characterizations of the information relating to it and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Entity, and OCFC and Investor shall each furnish to the other for review a copy of each such filing, to the extent relating to such other party, made in connection with the transactions contemplated by this Agreement with any Governmental Entity prior to its filing. Each party shall consult with the other in advance of any substantive meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement that is reasonably likely to relate to Investor. Notwithstanding the foregoing, the parties’ obligations under this Section 3.1(a) are, in each case, subject to Laws relating to the exchange of information (including with respect to confidential supervisory information) and subject to necessary redactions relating to confidential or sensitive information.

(b) Investor and OCFC shall correct or supplement any information provided by it or on its behalf for use in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions to which it will be party as contemplated hereby as promptly as reasonably practicable, if and to the extent (A) that such information previously provided by it or on its behalf shall have become false or misleading in any material respect or (B) necessary or advisable to ensure that such document would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Materials furnished pursuant to this Section 3.1(b) may be redacted (1) to remove references concerning the valuation of OCFC and the transactions contemplated hereby, including the OCFC Share Issuance, or other Confidential Information, (2) as necessary to comply with contractual arrangements and (3) as necessary to address reasonable privilege concerns, and the parties may reasonably designate any competitively sensitive or any confidential business material provided to the other under this Section 3.1(b) as “counsel only” or, as appropriate, as “outside counsel only”.

(c) Investor shall have the reasonable opportunity to review any descriptions of Investor, its affiliates or the transactions contemplated by this Agreement prior to the publishing of any joint proxy statement/prospectus or any other documents (other than any filing under Rule 425 of the Securities Act) filed or to be filed with the SEC or any Governmental Entity by OCFC or, to the extent OCFC has and receives the right to review any such other documents filed or to be filed with the SEC or any Governmental Entity by FFIC (if permitted by FFIC), in connection with the transactions contemplated by this Agreement.

(d) To the extent permitted by applicable Law, the parties shall promptly advise Investor upon receiving any communication from any Governmental Entity whose consent, waiver, approval or authorization is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any required approval, consent or authorization from a Governmental

Entity related to the transactions contemplated by this Agreement will not be obtained or that the receipt of any Requisite Regulatory Approval will be materially delayed or conditioned. As used herein, “Requisite Regulatory Approvals” means all regulatory authorizations, consents, permits, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) set forth in Section 2.2(c) or Section 2.2(d) that are necessary to consummate the transactions contemplated by this Agreement or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) OCFC shall (at (x) the OCFC Meeting and (y) if the Exemption Amendment is not duly approved at the OCFC Meeting and the Closing occurs, at each of the first three annual meetings of stockholders of OCFC following the Closing Date (unless the Exemption Amendment is duly approved at a prior annual meetings of stockholders of OCFC)), use reasonable best efforts (including recommending the Exemption Amendment to its stockholders) to (i) submit to its stockholders a proposal to amend Section C of Article FOURTH of the OCFC Certificate in a manner to exempt Investor and its affiliates (but not any other stockholder of OCFC) from the application of Section C of Article FOURTH of the OCFC Certificate (such amendment, the “Exemption Amendment”) and (ii) obtain the requisite approval of its stockholders of the Exemption Amendment at any such meeting of its stockholders and, if and when approved, cause (but with no obligation to cause prior to the Closing) the Exemption Amendment to become effective; provided that following the first anniversary of the Closing, OCFC’s obligations contained in this clause (y) shall be subject to receipt of a written request from Investor no later than thirty (30) Business Days prior to the anniversary of the date on which OCFC first filed its proxy materials for the preceding annual meeting. Subject to OCFC obtaining the requisite approval of its stockholders of the Exemption Amendment, OCFC shall (A) if such requisite approval was obtained at the OCFC Meeting, in connection with the Closing, file the Exemption Amendment with the Delaware Secretary or (B) if such requisite approval was obtained at an annual meeting of stockholders of OCFC following the Closing Date, as promptly as practicable thereafter, file the Exemption Amendment with the Delaware Secretary. Notwithstanding anything herein to the contrary, neither approval of the Exemption Amendment by the stockholders of OCFC nor, unless the Exemption Amendment is approved at the OCFC Meeting, the filing (or effectiveness) of the Exemption Amendment with the Delaware Secretary is a condition to the obligation of any party to effect the Closing.

(f) Upon the written request of Investor at any time after the Closing Date, Investor and OCFC shall cooperate in good faith and use their respective reasonable best efforts to permit Investor or its Permitted Transferee(s), as applicable (but not any other stockholder of OCFC), as promptly as practicable, to exchange all or a portion of such person’s shares of Non-Voting Common Equivalent Stock (including shares of Non-Voting Common Equivalent Stock into which the Warrant may be exercised) for shares of Voting Common Stock; provided that any such exchange, and OCFC’s obligations to effect such exchange under this Section 3.1(f), shall be subject to receipt of any required permit, authorization, consent, Order or approval from any Governmental Entity. It is understood and agreed that this Section 3.1(f) does not expand or modify the convertibility of shares of Non-Voting Common Equivalent Stock, which convertibility is governed exclusively by the Certificate of Designations (NVCE).

(g) Each party shall (and shall cause its respective affiliates (including, in the case of Investor, the Sponsors) and cause its and their respective directors, officers, partners and stockholders to) execute and deliver, whether before, at or after the Closing, such further certificates, agreements, instruments and other documents and take such other actions as the other party may reasonably request, in each case, to consummate, implement or evidence the OCFC Share Issuance, the Exemption Amendment and any exchange contemplated by Section 3.1(f).

(h) Investor shall take all actions necessary to enforce the obligations of the Sponsors under the Equity Commitment Letter.

(i) The covenants in Section 3.1(a) through Section 3.1(c) shall terminate effective upon the consummation of the Closing.

Section 3.2 Information Rights.

(a) Following the Closing, so long as Investor, together with its affiliates, beneficially owns in the aggregate at least the lesser of (i) 2.5% of the outstanding shares of Voting Common Stock (on an As-Converted Basis) and (ii) 50% of the Voting Common Stock (on an As-Converted Basis) that Investor beneficially owns immediately following the Closing (the “Information Rights Period”), solely for Permitted Purposes, at Investor’s sole cost and expense, OCFC shall, and shall cause each of its Subsidiaries to, afford Investor and its Representatives reasonable access upon prior reasonable written request and during normal business hours and in such manner as not to interfere unreasonably with the conduct of the business of OCFC and its Subsidiaries to the (A) officers, employees, properties, offices and other facilities of OCFC and its Subsidiaries, and (B) contracts, licenses, books and records and other documents relating to the business of OCFC and its Subsidiaries; provided that, any shares subject to any Hedging Arrangement shall not be considered beneficially owned for purposes of calculating the foregoing.

(b) Notwithstanding the foregoing, neither OCFC nor its Subsidiaries shall be obligated to provide such access, materials or information to the extent OCFC determines, in its reasonable judgment, that doing so would reasonably be expected to (i) violate or prejudice the rights of its clients, depositors or customers, (ii) result in the disclosure of trade secrets or competitively sensitive information in a manner detrimental to OCFC or its Subsidiaries, (iii) violate any Law, agreement or obligation of confidentiality owing to a third party (including any Governmental Entity), (iv) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege or (v) be adverse to the interests of OCFC or any of its Subsidiaries in any pending or threatened Action asserted by Investor; provided, however, that OCFC shall use reasonable best efforts to make other arrangements (including using reasonable best efforts to redact information or make substitute disclosure arrangements) that would enable disclosure to Investor to occur without, in the case of the (A) foregoing clause (i), violating or prejudicing such right; (B) foregoing clause (ii), disclosing such trade secrets or competitively sensitive information; (C) foregoing clause (iii), violating such Law or agreement or obligation; (D) foregoing clause (iv), jeopardizing such privilege; and (E) foregoing clause (v), such adverse consequences.

Section 3.3 Confidentiality.

(a) Each of Investor and OCFC shall (and shall cause its affiliates and its and its affiliates’ respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) to) hold all information furnished by or on behalf of the other party or its affiliates or its or their respective Representatives in confidence to the extent required by, and in accordance with, the provisions of that certain Confidentiality Agreement, dated April 6, 2025, by and between Warburg Pincus LLC and OCFC (the “Confidentiality Agreement”). Further, Investor shall (and shall cause its affiliates and its and its affiliates’ respective Representatives to) hold all information furnished by, on behalf of or in respect of FFIC or its affiliates or their respective Representatives in confidence to the extent required by, and in accordance with, the provisions of that certain Evaluation and Confidentiality Agreement, dated November 1, 2025, by and between Warburg Pincus LLC and FFIC (the “FFIC NDA”). Notwithstanding the foregoing, the provisions of Section 3.3(b) and Section 4.1 will supersede any conflicting provision in the Confidentiality Agreement or, after the Closing, the FFIC NDA (but non-conflicting provisions will otherwise continue in full force and effect in accordance with their respective terms).

(b) In addition to Investor’s obligations under the Confidentiality Agreement and the FFIC NDA, from the Closing until two (2) years after the last date of the Director Rights Period (other than with respect to customer data or confidential supervisory information, in which case, any obligation pursuant to this Section 3.3(b) shall survive indefinitely), Investor shall (and shall cause its affiliates and its and its affiliates’ respective Representatives to) (i) keep confidential any information (including oral, written, electronic or other information) concerning OCFC or its affiliates (including, for such purpose, FFIC and its affiliates) that has been, will be or may be furnished to Investor, its affiliates or their respective Representatives by or on behalf of OCFC

(or its affiliates) or any of its or their respective Representatives pursuant hereto or in connection with Investor’s (or its affiliates’) investment or potential investment in OCFC (collectively, the “Confidential Information”) and (ii) use the Confidential Information solely for the purposes of evaluating, monitoring, administering or taking any other action with respect to Investor’s (or its affiliates’) investment in OCFC (including pursuing any sale or disposition of all or part of its investment in OCFC) or complying with Investor’s (or its affiliates’) bona fide legal, regulatory, tax or other compliance obligations, or ensuring compliance with the terms of, enforcing, defending or understanding any right or obligation in respect of this Agreement, the OCFC Certificate, the Certificate of Designations (NVCE), the OCFC Bylaws or any other agreement or instrument relating to OCFC (any of the foregoing, a “Permitted Purpose”; provided that notwithstanding the foregoing or anything to the contrary herein or in the Confidentiality Agreement, Investor (and its affiliates and its and its affiliates’ respective Representatives) shall be free to use (x) for any purpose any information in intangible form, retained in the unaided memory of such persons, relating to or resulting from access to Confidential Information and (y) any generalized learnings from evaluating, monitoring and administering Investor’s (or its affiliates’) investment in OCFC, which do not constitute tangible Confidential Information furnished by or on behalf of OCFC (or its affiliates) or any of its or their respective Representatives, for purposes of evaluating or modifying their business strategies); provided, further, that the Confidential Information shall not include information that (i) was or becomes generally available to the public, other than as a result of a disclosure by Investor, its affiliates or its or their respective Representatives in violation of this Section 3.3(b), the Confidentiality Agreement or the FFIC NDA, (ii) was or becomes available to Investor, its affiliates or their respective Representatives on a non-confidential basis from a source (other than OCFC, its affiliates, FFIC, its affiliates or any of their respective Representatives), so long as such source was not, to Investor’s, its affiliates’ or their respective Representatives’ (as applicable) knowledge after due inquiry, subject to any obligation to OCFC or its Subsidiaries to keep such information confidential, (iii) at the time of disclosure is already in the possession of Investor, its affiliates or their respective Representatives, so long as such information is not, to Investor’s, its affiliates’ or their respective Representatives’ (as applicable) knowledge, subject to any obligation to OCFC or its Subsidiaries to keep such information confidential, or (iv) was independently developed by Investor, its affiliates or its or their respective Representatives without reference to, incorporation of, reliance on or other use of any Confidential Information.

(c) Each of OCFC and Investor agrees, on behalf of itself, its affiliates and its and their respective Representatives, that Confidential Information may be disclosed by Investor and its affiliates solely (i) to Investor’s affiliates and its and their respective Representatives to the extent required for a Permitted Purpose; provided that Investor direct such persons to treat the Confidential Information in accordance with the terms herein and in a confidential manner that is a reasonable standard of care and at least as protective as the precautions undertaken by such person with respect to its own confidential information of a similar type or nature and (ii) to any Permitted Transferees pursuant to Section 4.2(b); provided that such Permitted Transferee has entered into a confidentiality agreement pursuant to which such Permitted Transferee agrees to treat the Confidential Information in a confidential manner and in accordance with the terms herein and pursuant to which Investor or one of its affiliates agrees to be responsible for any breach by such Permitted Transferee in accordance with the terms of the confidentiality agreement, and (iii) in the event that the Investor, any of its affiliates or any of its or their respective Representatives are required by Law or requested or required by any Governmental Entity (including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, in each case, so long as Investor, its affiliates and its and their respective Representatives (as applicable), to the extent reasonably practicable and permitted by Law, (A) promptly provide notice thereof to OCFC, (B) reasonably cooperate with OCFC (at OCFC’s sole expense) to resist or narrow such request or requirement, including in seeking a protective order or other appropriate remedy, prior to any such disclosure and (C) limit such disclosure to that which is then so required or requested and use reasonable efforts to obtain assurances that confidential treatment will be accorded to such disclosed Confidential Information; provided that the foregoing clauses (A), (B) and (C) shall not apply to disclosure requests or requirements of a Governmental Entity which are not specifically targeted at this Agreement, the parties hereto or the transactions contemplated hereby.

Section 3.4 Public Announcement.

(a) Investor acknowledges and agrees that the initial press release with respect to the execution and delivery of the Merger Agreement and this Agreement shall be a release mutually agreed to by OCFC and FFIC; provided that, prior to the issuance of such press release, OCFC shall (i) consult with Investor about, (ii) allow Investor reasonable time to comment on and (iii) agree with Investor on, in each case, such portions of the release or announcement describing Investor, this Agreement and the investment in OCFC by Investor contemplated hereunder.

(b) Thereafter, (i) OCFC shall not (and shall cause its affiliates and its and their respective Representatives not to) make any public release, statement or announcement in respect of this Agreement or the proposed or actual investment in OCFC by Investor contemplated hereunder and (ii) Investor shall not (and shall cause its affiliates and its and their respective Representatives not to) make any public release, statement or announcement in respect of this Agreement, the proposed or actual investment in OCFC by Investor contemplated hereunder, the Merger Agreement or the transactions contemplated thereby, in each case, except (A) as required by Law, in which case, to the extent permitted by Law and practicable under the circumstances, the party required to make such release, statement or announcement shall consult with the other party about, and allow the other party reasonable time to comment on (and shall consider such comments in good faith), such release, statement or announcement in advance of such issuance, (B) communications by OCFC to its stockholders, employees, customers, vendors or other stakeholders that are reasonably necessary or advisable in connection with the transactions contemplated hereunder or under the Merger Agreement, (C) with the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), or (D) for such releases, statements or announcements that are consistent with other such releases, statements or announcements made on or after the date hereof in compliance with this Section 3.4. Notwithstanding anything in the foregoing, Investor and each of its affiliates may provide customary disclosure of the status and subject matter of this Agreement and transactions contemplated hereby to their respective limited partners and investors, subject to customary confidentiality undertakings.

Section 3.5 Pre-Closing Period Conduct.

(a) During the period from the date of this Agreement to the Closing Date or the earlier termination of this Agreement in accordance with its terms, except as expressly contemplated by this Agreement (including as set forth in the OCFC Disclosure Schedule), required by Law or as consented to in writing by Investor (which consent shall not be unreasonably withheld, conditioned or delayed), OCFC shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use its reasonable best efforts to maintain and preserve intact its business organization, employees, independent contractors and advantageous customer and other business relationships and (c) take no action that would reasonably be expected to prevent or adversely affect or materially delay (x) OCFC’s ability to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or (y) the performance by OCFC or its Subsidiaries of its and their covenants and agreements hereunder.

(b) During the period from the date of this Agreement to the Closing or the earlier termination of this Agreement in accordance with its terms, except as expressly contemplated by this Agreement (including as set forth in the OCFC Disclosure Schedule), as required by Law or as consented to in writing by Investor (such consent not to be unreasonably withheld, conditioned or delayed), OCFC shall not, and shall not permit any of its Subsidiaries to:

(i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare, pay or set a record date for any dividend or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities (except (A) regular quarterly cash dividends by

OCFC at a rate not in excess of $0.20 per share of Voting Common Stock, (B) dividends paid by any wholly-owned Subsidiary of OCFC to OCFC or any of its other wholly-owned Subsidiaries, (C) regular distributions on outstanding trust preferred securities in accordance with their terms or (D) the acceptance of shares of Voting Common Stock for withholding taxes incurred in connection with the vesting or settlement of the OCFC Equity Awards and dividend equivalents thereon, if any, in each case, in the ordinary course of business and consistent with the terms of any applicable award agreements);

(iii) issue, sell, transfer, encumber or otherwise permit to become outstanding (including by issuing any shares of Voting Common Stock that are held as “treasury shares” as of the date of this Agreement) any additional shares of capital stock or other equity or voting securities or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for or valued by reference to, any shares of its capital stock or other equity or voting securities, including any securities of OCFC or any of its Subsidiaries, or any options, warrants or other rights of any kind to acquire any shares of its capital stock or other equity or voting securities, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards outstanding as of the date of this Agreement or pursuant to the exercise, vesting or settlement of any new awards that are permitted to be granted by this Section 3.5(b)(iii), in each case, in accordance with their terms;

(iv) (A) sell, transfer, mortgage, encumber or otherwise dispose of any material properties, assets or businesses to any individual, corporation or other entity other than a wholly-owned Subsidiary of OCFC, (B) abandon or allow to lapse any material properties or assets, or (C) cancel, release or assign any material indebtedness to which it or any Subsidiary of OCFC is a party, in each case of clauses (A) through (C), other than in the ordinary course of business;

(v) amend the OCFC Certificate, OCFC Bylaws or comparable governing or organizational document of any of its material Subsidiaries;

(vi) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade or purchase any security rated below investment grade; or

(vii) agree to do any of the foregoing.

(c) OCFC shall not, without the prior written consent of Investor, (x) amend, modify or agree to any waiver of any of the following terms or provisions of the Merger Agreement (or any defined terms used in those sections or exhibits or schedules incorporated by reference therein): (i) the Exchange Ratio (as defined in the Merger Agreement), (ii) Materially Burdensome Regulatory Condition (as defined in the Merger Agreement) and Section 6.2(b) of the Merger Agreement, (iii) Sections 1.8, 1.9, 5.2(b)(i), 5.2(b)(iii) (except in connection with any broad-based grant of equity awards by FFIC other than for retention purposes), 5.2(b)(iv) (except in connection with any broad-based grant of equity awards by FFIC other than for retention purposes), 5.2(c) (but only if the sale, transfer, mortgage, encumbrance or disposal would typically be considered by the OCFC Board), 5.2(m) (but only if the granting of such waiver or consenting to such amendment by OCFC requires the approval of the OCFC Board) of the Merger Agreement, in each case in a manner that would adversely affect Investor (or its affiliates) (including in its capacity as a holder of Securities from and after the Closing) or 6.22 of the Merger Agreement, (iv) Article VII of the Merger Agreement or (vii) Article VIII of the Merger Agreement or (y) except with respect to any matter that is otherwise expressly permitted in the foregoing clause (x), amend, modify or agree to any waiver (other than a waiver solely to the extent it permits compensatory equity award grants that would otherwise require consent) of any term or provision in the Merger Agreement (including any of the exhibits or schedules thereto) which is not operational in nature and which would change the nature or amount of the consideration payable to FFIC’s stockholders under the Merger Agreement.

(d) OCFC shall deliver to Investor, reasonably promptly (and in any event within three (3) Business Days), copies of any consents or waivers or requests for consents or waivers pursuant to Section 5.1, Section 5.2 or Section 5.3 of the Merger Agreement and copies of any other amendments, modifications, consents or waivers to or under the Merger Agreement.

(e) OCFC and its Subsidiaries shall use their reasonable best efforts to take or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement on the terms and conditions described in the Merger Agreement, including using their reasonable best efforts to (i) satisfy in all material respects on a timely basis all conditions and covenants under the control of OCFC in the Merger Agreement and otherwise comply with its obligations thereunder and (ii) in the event that all conditions in the Merger Agreement have been satisfied, consummate the Mergers substantially concurrently with the consummation of the Closing. Without limiting the generality of the foregoing, OCFC shall give Investor prompt (and, in any event five (5) Business Days) written notice of (i) gaining actual knowledge of any breach or default or alleged breach or default by OCFC or FFIC to the Merger Agreement; and (ii) of the receipt of any written notice or other written communication from FFIC with respect to any actual, potential or claimed breach, default, termination or repudiation by FFIC to any provision of the Merger Agreement.

ARTICLE IV

ADDITIONAL AGREEMENTS

Section 4.1 Standstill.

(a) During the Director Rights Period, unless (x) specifically requested in writing in advance by OCFC, (y) OCFC having given its prior written consent or (z) in connection with the express terms hereof, neither Investor nor any of its affiliates will, directly or indirectly (or assist, advise, act in concert or participate with or encourage others to):

(i) acquire (or agree, offer or propose to acquire, in each case, publicly or privately), by purchase, tender offer, exchange offer, agreement or business combination or in any other manner, any ownership of OCFC, including beneficial ownership of any material portion of the assets or securities of OCFC or any of its Subsidiaries, or any rights or options to acquire such ownership (including from any third party);

(ii) publicly offer to enter into, or publicly propose, any merger, business combination, recapitalization, restructuring or other extraordinary transaction with OCFC or any OCFC Subsidiary (other than the Mergers);

(iii) (A) call or requisition, or seek to call or requisition, any meeting of stockholders of OCFC or provide to any third party a proxy, consent or requisition to call any meeting of stockholders of OCFC, (B) seek to have the stockholders of OCFC authorize or take corporate action by written consent without a meeting, solicit any consents from stockholders or grant any consent or proxy for a consent to any third party seeking to have the stockholders of OCFC authorize or take corporate action by written consent without a meeting, (C) seek representation on the OCFC Board (other than, and provided that the foregoing will not limit Investor’s rights hereunder, with respect to the Board Representative), (D) seek the removal of any member of the OCFC Board, (E) make a non-binding or precatory vote, of stockholders of OCFC or (F) make a request for OCFC’s stock ledger pursuant to Section 220 of the Delaware General Corporation Law;

(iv) solicit proxies (as such terms are defined in Rule 14a-1 under the Exchange Act), regardless of whether such solicitation is exempt pursuant to Rule 14a-2 under the Exchange Act, with respect to any matter from, or otherwise seek to influence, advise or direct the vote of, holders of any shares of capital stock of OCFC or any securities convertible into, exchangeable for or exercisable for (in each case, whether currently or upon the occurrence of any contingency) such capital stock, or make any communication exempted from the definition of solicitation by Rule 14a-1(I)(2)(iv)(A);

(v) knowingly enter into any discussions, negotiations, agreements, arrangements or understandings with any other person with respect to any matter described in the foregoing clauses (i)-(iv) or knowingly form, join or participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) to vote, acquire or dispose of any voting securities of OCFC or its Subsidiaries;

(vi) file a Schedule 13D (or amendment thereto) with respect to OCFC or any of its outstanding voting securities, except as required by Law; or

(vii) make any public disclosure, or take any action that could reasonably be expected to require either party to make a public disclosure, with respect to any of the matters set forth in this Section 4.1(a).

(b) Notwithstanding Section 4.1(a), Investor, its affiliates and its and their respective Representatives may discuss the transactions contemplated in Section 4.1(a) with, make a non-binding proposal for such transactions to, or request any amendment, waiver or consent to Section 4.1(a) from, the OCFC Board or the Chief Executive Officer of OCFC, as long as all such discussions, non-binding proposals and requests (i) are kept strictly confidential by Investor, its affiliates and its and their respective Representatives and (ii) would not reasonably be expected to require public disclosure by either party (or any of their respective affiliates) pursuant to any Law or the rules, regulations or requirements of any national securities exchange or inter-dealer quotation system on which any party’s or its affiliates’ securities may be listed or quoted.

(c) Notwithstanding the foregoing, nothing in this Section 4.1 shall be construed to (i) restrict Investor or its affiliates from confidentially communicating with their Representatives and affiliates about such transactions, (ii) prohibit investments made in the ordinary course of business only if not specifically targeted to an investment in OCFC or (iii) prohibit exercise of Investor’s rights under Section 4.4, Section 4.5 or elsewhere in this Agreement.

(d) As used herein, the term “beneficial ownership” (or any variation thereof) shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act; provided that the following will be deemed to be an acquisition of beneficial ownership of securities: (i) establishing or increasing a call equivalent position, with respect to such securities within the meaning of Section 16 of the Exchange Act; or (ii) entering into any swap or other arrangement that results in the acquisition of any of the economic consequences of ownership of such securities, whether such transaction is to be settled by delivery of such securities, in cash or otherwise.

Section 4.2 Transfer Restrictions.

(a) Restrictions on Transfer. From and after the Closing, Investor shall not (and shall not permit its affiliates to), directly or indirectly, Transfer any of the Securities to:

(i) any Activist Investor;

(ii) any Competitor of OCFC or any of its Subsidiaries set forth on Section 4.2(a)(ii) of the OCFC Disclosure Schedule (“Competitor”);

(iii) solely with respect to the Warrant, any person unable to deliver either of the IRS forms described in Section 1.2(c)(ii)(2) (unless in connection with the Transfer such person provides OCFC with an indemnity substantially consistent with the indemnity set forth in the last sentence of Section 4.16(c)); or

(iv) any Sanctioned Party.

(b) Permitted Transfers. Notwithstanding anything herein to the contrary, Investor and its affiliates may at any time take any of the following actions (each, a “Permitted Transfer” and the transferee a “Permitted Transferee”):

(i) Transfer any portion or all of the Securities:

(1) to any (A) affiliate of Investor under common control with Investor’s ultimate parent entity, general partner or investment advisor (any such transferee shall be included in the term

“Investor”) or (B) limited partner, shareholder or member of Investor, but in each case only if the transferee agrees in writing for the benefit of OCFC (with a copy thereof to be furnished to OCFC) to be bound by the terms of this Agreement;

(2) pursuant to a merger, division, consolidation, tender offer or exchange offer or other business combination, acquisition of assets or similar transaction or change of control involving OCFC or its Subsidiaries; provided that such transaction has been approved by the OCFC Board (or a committee thereof);

(3) to OCFC;

(4) in connection with (A) Investor and its affiliates’ ordinary course security pledging activity and (B) transfers pursuant to or following exercise of applicable remedies by creditors of Investor and its affiliates; or

(5) to the extent Investor determines, based on the advice of external legal counsel and following consultation with OCFC, that such Transfer is necessary to avoid a Materially Burdensome Regulatory Condition; or

(ii) Transfer any portion or all of its Securities to any bona fide financial institution or other lender (in each case, other than any Competitor or Activist) or any agent therefor to secure any Back Leverage provided by such financial institution or other lender and, such financial institution or other lender or any agent therefor may in connection with any foreclosure or exercise of any rights thereunder, Transfer any such Securities to any person (including any Activist or Competitor); provided that Investor shall request that the Person effecting the Transfer avoid effecting any Transfer to a Competitor or an Activist Investor.

(c) Permitted Public Markets Transfers. Section 4.2(a) shall not restrict any Transfer of shares of Voting Common Stock (including any Non-Voting Common Equivalent Stock that, upon such Transfer, would be converted into Voting Common Stock in connection with such Transfer) in the public markets pursuant to any bona fide (i) underwritten public offering, so long as Investor or its affiliates, as applicable, effecting any such Transfers shall not instruct the managing underwriters of any such underwritten public offering to include as transferees any person contemplated by Section 4.2(a)(ii) from such underwritten public offering, (ii) firm commitment offering to one or more broker-dealers for resale under Rule 144A and/or Regulation S of the Securities Act, if such offering is permitted under the Securities Act, (iii) the exercise of any remedies in connection with any Back Leverage, or (iv) sale under Rule 144 so long as such sale is not intended to avoid the restrictions set forth in Section 4.2(a) and complies with paragraph (f)(1) of Rule 144.

(d) Definitions.

(i) “Activist Investor” means, as of any date of determination, a person that is identified on (A) Section 4.2(d)(i) of the OCFC Disclosure Schedule and (B) the most-recently available “SharkWatch 50” list as of such date, or any publicly-disclosed, controlled affiliate of such person; provided that, if Investor notifies OCFC that its obligations under any Back Leverage have been accelerated, the “SharkWatch 50” list then in effect at the time of such notice will remain in effect and will not be modified by any “SharkWatch 50” list subsequently delivered by OCFC.

(ii) “Back Leverage” means the (a) incurrence of indebtedness (including any loan, fund financing, back leverage or other debt financing arrangement) by the Investor (or an Affiliate thereof) from any bona fide financial institution or any of its Affiliates, including the incurrence of indebtedness to refinance or replace indebtedness described in this clause (a), and (b) granting of liens by the Investor to secure payment of such indebtedness, including on the Securities.

(iii) “Sanctioned Party” means any person that is (A) the subject or target of applicable trade, economic and financial sanctions Laws (in each case having the force of law) administered, enacted or enforced from time to time by (1) the U.S. (including the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State), (2) the European Union (“E.U.”)

or any E.U. member states, (3) the United Nations (“U.N.”), or (4) the United Kingdom (“U.K.”) (including His Majesty’s Treasury) (collectively, “Sanctions”), (B) operating, organized or resident in a country or region that is itself the subject or target of any Sanctions, (C) included on any list of the U.S., E.U., U.K. or U.N. (including any Governmental Entity thereof) of persons subject to Sanctions, or (D) controlled or fifty percent (50%) or more owned by, or acting on behalf of, any person contemplated by the foregoing clauses (A) or (C).

(iv) “Transfer” by any person means, directly or indirectly, to sell, transfer, assign, pledge, hypothecate, encumber or similarly dispose of or transfer (by merger, disposition, operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement, agreement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition or transfer (by merger, disposition, operation of law or otherwise), of any interest in any equity securities beneficially owned by such person.

Section 4.3 Hedging. In furtherance and not in limitation of Section 4.2, Investor agrees that, from the date hereof until the earlier of the (x) the one hundred and eighty (180) day anniversary of the Closing Date or (y) termination of this Agreement, it shall not (and shall cause its affiliates not to), directly or indirectly, enter into any hedging, derivative, swap, or similar agreement, arrangement or transaction, the value of which is based upon the value of any of the shares of capital of OCFC or FFIC (any of the foregoing, “Hedging Arrangements”); provided that this Section 4.3 shall not apply during the period (the “Utilized Grace Period”), if any, from the Closing Date through the date the Shelf Registration Statement (as defined in the Registration Rights Agreement) covering all of Investor’s Registrable Securities (as defined in the Registration Rights Agreement) is effective (including any subsequent settlement of any transactions made during the Utilized Grace Period). During the ten (10) Business Days prior to the Closing Date, OCFC shall keep Investor informed on a current basis regarding OCFC’s readiness to cause such Shelf Registration Statement (including sharing drafts thereof) to be effective on the Closing Date and shall take all actions within its control as may reasonably be requested by Investor to cause such Shelf Registration Statement to be effective on the Closing Date.

Section 4.4 Preemptive Rights.

(a) During the Director Rights Period, solely to the extent permitted by Law, if OCFC proposes to newly issue a number of shares of Voting Common Stock or preferred stock convertible to or exchangeable for Voting Common Stock (other than an Excluded Issuance), then OCFC shall:

(i) give written notice to Investor (no less than ten (10) Business Days prior to the closing of such issuance or, if OCFC reasonably expects such issuance to be completed in less than ten (10) Business Days, such shorter period (which shall not be less than five (5) Business Days)), setting forth in reasonable detail (A) the expected price (which may be a formula or unspecified future closing price) and other terms of the proposed sale of such Voting Common Stock or preferred stock, as applicable, and (B) the amount of such Voting Common Stock or preferred stock, as applicable, proposed to be issued (the “Proposed Securities”); provided that following the delivery of such notice, OCFC shall deliver to Investor any such information Investor may reasonably request in order to evaluate the proposed issuance, except that OCFC shall not be required to deliver any information that has not been or will not be provided or otherwise made available to the other proposed Investors of the Proposed Securities; provided, further, that if such information is subsequently provided to the proposed Investors of the Proposed Securities, it shall also be delivered to Investor substantially contemporaneously; and

(ii) offer to issue, convey and sell to Investor, on such terms as the Proposed Securities are issued and upon full payment by Investor, a portion of the Proposed Securities equal to the percentage of Voting Common Stock beneficially owned by Investor (calculated on an As-Converted Basis as of immediately prior to the issuance of the Proposed Securities) (such amount of Proposed Securities, the “Participation Portion”).

(b) Investor will have the right (but not the obligation), exercisable by irrevocable written notice to OCFC, to accept OCFC’s offer and irrevocably commit Investor to purchase any or all of the Participation Portion on the terms specified in such notice from OCFC (the “Preemptive Right”), which notice must be given within five (5) Business Days (or if the notice by OCFC was sent in accordance with the preceding paragraph five (5) Business Days prior to the proposed issuance date, within three (3) Business Days) after receipt of such notice from OCFC (the failure of Investor to respond within such time period shall be deemed an irremovably and unconditional waiver of Investor’s Preemptive Rights with respect to such issuance of Proposed Securities). The closing of the exercise of such Preemptive Right shall take place simultaneously with the closing of the sale of the Proposed Securities giving rise to such Preemptive Right; provided, however, that the closing of any purchase of Proposed Securities by Investor may be extended beyond the closing of the sale of the Proposed Securities giving rise to such Preemptive Right to the extent necessary to obtain required approvals from any Governmental Entity to consummate the issuance and purchase of Proposed Securities to Investor pursuant to such Preemptive Right. Upon the expiration of the offering period described above, OCFC will be free to sell such Proposed Securities that Investor has not elected to purchase during the sixty (60) days following such expiration on terms and conditions not more favorable (other than in de minimis respects) to the Investors thereof than those offered to Investor in the notice delivered in accordance with Section 4.4(a); provided, however, that such sixty (60)-day period may be extended an additional forty-five (45) days if a definitive agreement for the issuance of the Proposed Securities has been entered into prior to the end of such sixty (60)-day period and OCFC has not issued the Proposed Securities due to the need for OCFC, its Subsidiaries or any proposed Investor of the Proposed Securities to obtain any required approval from any Governmental Entity to consummate the sale, issuance and purchase of Proposed Securities. Any Proposed Securities offered, issued, conveyed or sold by OCFC after such sixty (60)-day period (as may be extended in accordance with the foregoing sentence) must be reoffered to issue, convey or sell to Investor pursuant to and subject to the terms of this Section 4.4. Notwithstanding anything in this Section 4.4 to the contrary, OCFC shall not be under any obligation to consummate any proposed issuance of Proposed Securities giving rise to any Preemptive Right, and there shall be no liability under this Section 4.4 on the part of OCFC or any of its Subsidiaries to Investor, its affiliates or any other person, if OCFC does not consummate a previously proposed issuance of Proposed Securities, regardless of whether Investor has delivered an irrevocable notice pursuant to this Section 4.4(b).

(c) The election by Investor not to exercise its Preemptive Right in any one instance shall not affect Investor’s Preemptive Right as to any subsequent proposed issuance of Proposed Securities.

(d) In the case of an issuance subject to this Section 4.4 for consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair market value thereof as reasonably determined in good faith by the OCFC Board.

(e) In the event that OCFC is not required to offer or reoffer to Investor any Proposed Securities because such issuance would require OCFC to obtain stockholder approval in respect of the issuance of any Proposed Securities under the listing rules of NASDAQ or any other securities exchange or any other Law, OCFC shall, upon Investor’s reasonable request delivered to OCFC in writing within no later than five (5) Business Days following its receipt of the written notice of such issuance to Investor pursuant to Section 4.4(a)(i), consider and discuss in good faith modifications proposed by Investor to the terms and conditions of such portion of the Proposed Securities that would otherwise be issued to Investor such that OCFC would not be required to obtain shareholder approval in respect of the issuance of such Proposed Securities as so modified.

(f) OCFC shall have no obligations pursuant to this Section 4.4 (including any obligation to offer to issue and sell to Investor any Proposed Securities) if the OCFC Board determines in good faith and based on the reasonable advice of external counsel (such counsel to be a law firm possessing recognized expertise with respect to Laws in the applicable jurisdiction(s) at issue), to the extent permitted by Law after consultation with Investor, that the exercise of Investor’s Preemptive Right (or any portion thereof) would or would reasonably be expected to (i) result in a materially adverse regulatory consequence to OCFC or its Subsidiaries, (ii) violate any Laws or (iii) subject to compliance with the terms and conditions set forth in Section 4.4(e), require OCFC to obtain stockholder approval in respect of the issuance of any Proposed Securities under the listing rules of NASDAQ or any other securities exchange or any other Law; provided, however, that if OCFC is relying on this Section 4.4(f), it must use reasonable best efforts to provide prior written notice to Investor at least ten (10) Business Days prior to the completion of the issuance of such securities, and shall discuss with Investor in good faith whether the offering of Proposed Securities can be structured without triggering the conditions set forth in clauses (i)-(iii) herein.

(g) Notwithstanding anything herein to the contrary, if, in connection with exercising its Preemptive Right, Investor requests that Investor be issued, in whole or in part, Non-Voting Common Equivalent Stock in lieu of the Proposed Securities that are Voting Common Stock, then OCFC shall reasonably cooperate with Investor to modify the proposed issuance of Proposed Securities to Investor to the extent permitted by Law; provided that if, following such reasonable cooperation, it is not permitted by Law for the issuance of Proposed Securities that are Voting Common Stock to be modified to accommodate such request, OCFC shall only be obligated to issue and sell to Investor such number of shares of Voting Common Stock that Investor has indicated it is willing to purchase (and subject to the limitations contained in this Section 4.4).

(h) Notwithstanding anything herein to the contrary, (i) if the OCFC Board reasonably determines that OCFC is in need of emergency financing, OCFC shall be deemed not to have breached this Section 4.4 if in connection with or promptly following (and no later than ten (10) Business Days after) the issuance or sale of any Proposed Securities in contravention of this Section 4.4, OCFC offers to sell a portion of such Proposed Securities to Investor, so that, taking into account such previously-issued Proposed Securities, Investor shall have had the right to purchase or subscribe for Proposed Securities in a manner consistent with the allocation and other terms and upon the same economic and other terms provided for in this Section 4.4; and (ii) Investor shall have no right to purchase Proposed Securities pursuant to this Section 4.4 if, at the applicable time, (A) Investor is not an “accredited investor” (as that term is defined in Rule 501 of the Securities Act) and an “institutional account” (as that term is defined under FINRA 4512(c)), or (B) Investor is an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

(i) Investor may elect to exercise its rights pursuant to this Section 4.4 directly or through one or more of its affiliates so long as such affiliate executes a joinder to this Agreement with OCFC agreeing to be bound by the obligations and restrictions applicable to Investor hereunder.

(j) Definitions:

(i) “As-Converted Basis” means, at any time, the applicable number of shares of Voting Common Stock issued and outstanding, counting as shares of Voting Common Stock issued and outstanding, without duplication, all shares of Voting Common Stock (A) issued and outstanding, (B) into which shares of Non-Voting Common Equivalent Stock issued and outstanding are convertible, (C) into which the Warrant may be converted or exchanged (including through the conversion of Non-Voting Common Equivalent Stock issuable under the Warrant) and (D) into which shares of preferred stock of OCFC that are issued and outstanding are convertible or exchangeable.

(ii) “Excluded Issuance” means the issuance of any equity securities of OCFC (including the issuance of securities convertible, redeemable, exercisable or otherwise exchangeable for equity securities of OCFC) (A) as part of compensatory arrangements to directors, officers, employees, consultants or other agents of OCFC or its Subsidiaries, as approved by the OCFC Board or any committee thereof (including upon exercise of options), (B) pursuant to any employee stock option plan, management incentive plan, restricted stock plan, stock purchase plan or stock, ownership plan or similar benefit plan, program or agreement of OCFC or any of its Subsidiaries for their respective employees, as approved by the OCFC Board or any committee thereof, (C) as consideration in any merger, acquisition or other “business combination” (as defined in the rules and regulations promulgated by the SEC), (D) in connection with any bona fide, arm’s-length debt financing transaction approved by the OCFC Board or any committee thereof and that does not include any equity securities, (E) pursuant to the conversion, exercise or exchange of any shares of Non-Voting Common Equivalent Stock, the Warrant, (F) pursuant to any stock dividend, stock split, combination or other reclassification by OCFC of any of its capital stock, or (G) in any direct listing on NASDAQ or any other national securities exchange.

Section 4.5 Governance Matters.

(a) At the Closing, in accordance with the OCFC Bylaws and other applicable organizational documents, OCFC shall, as promptly as reasonably practicable, cause one (1) person designated by Investor (the “Board Representative”) to be appointed to the OCFC Board; provided that such designee must (i) be reasonably acceptable to OCFC and (ii) satisfy with any applicable corporate governance or regulatory requirements under SEC rules and regulations, the rules of NASDAQ or similar authority, or any federal or state banking Laws, as determined in OCFC’s reasonable discretion; provided, further, that such designee shall serve as a nonvoting observer on the OCFC Board unless and until such designee receives any applicable regulatory approval, non-objection, or waiver to serve as the Board Representative. To the extent any such designee of Investor is required to serve as a nonvoting observer on the OCFC Board pursuant to the immediately preceding sentence, Investor may designate a person to serve as a temporary director until Investor’s initial designee receives any such applicable regulatory approval, non-objection or waiver to serve as the Board Representative. Investor will cause the Board Representative to make himself or herself reasonably available during normal business hours for OCFC’s customary onboarding requirements for its directors and consent to OCFC’s customary background checks or other investigations to determine the Board Representative’s eligibility and qualification to serve as a director of OCFC. No individual shall be eligible to be the Board Representative if he or she has been involved in any of the events enumerated under Item 2(d) of Schedule 13D under the Exchange Act or Item 401(f) of Regulation S-K under the Securities Act or is subject to any Order that is then in effect and prohibits service as a director of any U.S. public company or a bank holding company.

(b) Following the Closing, so long as Investor, together with its affiliates, beneficially owns in the aggregate at least the lesser of (i) five percent (5%) of the outstanding shares of Voting Common Stock (on an As-Converted Basis) and (ii) fifty percent (50%) of the shares of Voting Common Stock (on an As-Converted Basis (excluding any shares of Voting Common Stock underlying the Warrant) and after giving effect to any Permitted Transfer pursuant to Section 4.2(b)) that Investor beneficially owns immediately following the Closing (the “Director Rights Period”), as adjusted from time to time for any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in OCFC’s capitalization, OCFC shall (i) include the Board Representative in OCFC’s slate of director nominees and recommend to its stockholders that its stockholders vote in favor of electing the Board Representative to the OCFC Board at OCFC’s annual meeting and (ii) use reasonable best efforts to have the Board Representative elected as a director of OCFC, including that OCFC shall solicit proxies for each such person to the same extent as it does for any other nominee of the OCFC Board to the OCFC Board; provided that, any shares subject to any Hedging Arrangement shall not be considered beneficially owned for purposes of calculating the foregoing.

(c) During the Director Rights Period, if the Board Representative is not elected or reelected to the OCFC Board at an annual stockholders’ meeting of OCFC, such Board Representative shall have the right (i) to serve as a nonvoting observer on the OCFC Board and (ii) to serve on the advisory committee of OCFC for no less than two (2) years, and such persons shall receive compensation commensurate with advisory committee members generally. Notwithstanding the other provisions of this Section 4.5, in no event shall OCFC be required to nominate any such person who stood for election and was not elected after such time as such person has stood for election and not been elected at an aggregate of three annual stockholders’ meetings of OCFC (without limiting Investor’s right to designate another person to serve as the Board Representative).

(d) During the Director Rights Period, (i) Investor shall have the power to designate the Board Representative’s replacement upon the death, resignation, retirement, disqualification or removal from office of such director, and (ii) the OCFC Board will use reasonable best efforts to fill the vacancy resulting therefrom with such person as promptly as practicable.

(e) During the Director Rights Period, the Board Representative shall be entitled to be a member of any committee of the OCFC Board that may exist from time to time, subject to any applicable corporate governance or regulatory requirements under SEC rules and regulations, the rules of NASDAQ or similar authority, or any federal or state banking Laws, as determined in OCFC’s reasonable discretion.

(f) The Board Representative shall (i) be entitled to the same compensation, expense reimbursement, exculpation and indemnification from OCFC as the other independent directors serving on the OCFC Board (and, with respect to indemnification, OCFC’s obligations shall apply prior to any other indemnification to which the Board Representative may be entitled) and (ii) receive the same coverage under D&O insurance policies maintained by OCFC as the other directors serving on the OCFC Board for the duration of the Director Rights Period.

(g) OCFC shall notify the Board Representative and any nonvoting observer then serving the OCFC Board pursuant to this Section 4.5 of all (i) regular and special meetings of the OCFC Board and (ii) regular and special meetings of any committee of the OCFC Board (in the case of the Board Representative, if the Board Representative is a member thereof). OCFC shall provide the Board Representative and any nonvoting observer then serving the OCFC Board pursuant to this Section 4.5 with copies of all notices, minutes, consents and other materials provided to all other members of the OCFC Board concurrently as such materials are provided to the other members. Notwithstanding anything to the contrary herein, OCFC may withhold information or materials from any observer and exclude such observer from any meeting or portion thereof if, as determined by the OCFC Board in its reasonable judgement, access to such information or materials or attendance at such meeting would be reasonably likely to (A) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege, (B) result in the disclosure of legally protected trade secrets or (C) otherwise violate applicable Law with respect to such information; provided, that in each case of clauses (A) through (C), (1) OCFC shall give such observer prior written notice and a general description of all information subject to such limitation and any such limitation shall apply only to such portion of such material or meeting that contains the subject matter giving rise to such limitation and not to any other portion thereof and (2) to the extent such limitation applies, upon such observer’s written request, OCFC shall make appropriate substitute disclosures to the extent practicable and legally permissible. All observers shall be subject to the same obligations as directors of the OCFC Board with respect to confidentiality (and shall provide, prior to attending any meetings or receiving any information or materials, such agreements, undertakings or assurances with respect to such confidentiality obligations as are consistent with the foregoing and reasonably be requested by OCFC).

(h) Immediately following the Director Rights Period, Investor will have no further rights under Section 4.5(a) through Section 4.5(e) and, at the written request of the OCFC Board, shall use all reasonable best efforts to cause its Board Representative to resign from the OCFC Board as promptly as reasonably practicable thereafter.

(i) Notwithstanding anything herein to the contrary, the Board Representative and any nonvoting observer then serving the OCFC Board pursuant to this Section 4.5 shall not be entitled to participate in, or be entitled to receive the notice or materials referred to in the foregoing Section 4.5(g) with respect to, any meeting of the OCFC Board or any committee thereof (or any portion thereof) with respect to which he or she is reasonably likely to have a conflict of interest (as reasonably determined in good faith by the other members of the OCFC Board (or such committee) in their sole discretion) with respect to the subject matter of such meeting or any portion of such meeting, including any matter related to the discussion, evaluation or vote upon a matter in which Investor (or any of its affiliates) has a business or financial interest (other than solely by reason of its interest as a stockholder of the OCFC); provided, however, that OCFC shall use commercially reasonable efforts to make other arrangements (including segmenting portions of meetings, redacting information or making substitute disclosure arrangements) that would enable participation in such meetings by, and disclosure of information and materials to, the Board Representative without the Board Representative learning information about the matter(s) giving rise to such conflict of interest.

Section 4.6 Legend.

(a) Investor agrees that all certificates or other instruments representing the Securities issued pursuant hereto will bear a legend substantially to the following effect:

(i) THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF UNLESS (I) A REGISTRATION STATEMENT RELATING THERETO IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE LAW OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE LAW.

(ii) THE SECURITIES ISSUABLE UNDER THIS INSTRUMENT ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH HEREIN AND IN AN INVESTMENT AGREEMENT, DATED AS OF DECEMBER 29, 2025, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER.

(b) OCFC shall promptly cause clause (i) of the legend to be removed from any certificate for any Securities held by Investor or any of its affiliates and OCFC shall deliver all necessary documents to the transfer agent in connection therewith without charge as to any Securities (i) upon request of Investor, upon receipt by OCFC of an opinion of counsel reasonably satisfactory to OCFC to the effect that such legend is no longer required under the Securities Act and applicable state Laws or (ii) when such Securities shall have been registered under the Securities Act or may otherwise be transferred pursuant to any applicable rules thereunder, including eligibility to be transferred if Rule 144 under the Securities Act is available for the sale of the Securities without volume and manner of sale restrictions and OCFC shall use reasonable best efforts to deliver all necessary documents to the transfer agent in connection therewith without charge as to any Securities, including the delivery of an opinion of counsel that such legend is no longer required under the Securities Act and applicable state Laws. OCFC shall, whether or not requested by Investor, cause clause (ii) of the legend to be removed upon the sale or transfer of the Securities to a person that is not (and will not, in connection with such sale or transfer) be a party hereto (or bound by the terms hereof).

Section 4.7 Bank Regulatory Matters.

(a) Notwithstanding anything to the contrary herein, (i) neither OCFC nor any of its Subsidiaries shall knowingly take any action (including any redemption, repurchase, rescission or recapitalization of Voting Common Stock, or securities or rights, options or warrants to purchase Voting Common Stock, or securities of any type whatsoever that are, or may become, convertible into or exchangeable into or exercisable for Voting Common Stock, in each case, where Investor is not given the right to participate in such redemption, repurchase, rescission or recapitalization to the extent of Investor’s pro rata proportion) and (ii) Investor shall not be required to take any action, or commit to take or refrain from taking any action, or accept or agree to any condition or restriction, in each case, that would reasonably be expected to cause Investor, its affiliates or any of their partners or principals to (A) “control” OCFC or be required to become a bank holding company, in each case, pursuant to the BHC Act; (B) “control” OCFC or be required to provide prior notice pursuant to the CIBC Act; (C) serve as a source of financial strength to OCFC pursuant to the BHC Act or (D) enter into any capital or liquidity maintenance agreement or any similar agreement with any Governmental Entity, provide capital support to OCFC, FFIC or any of their respective Subsidiaries or otherwise commit to or contribute any additional capital to, provide other funds to, or make any other investment in, OCFC, FFIC or any of their respective Subsidiaries (each of clauses (A) through (D), a “Materially Burdensome Regulatory Condition”). In the event either party believes that the imposition of a Materially Burdensome Regulatory Condition is reasonably likely to occur, it shall promptly notify the other party and both parties shall cooperate in good faith to consider, to the extent commercially reasonable, such modifications or arrangements as may be necessary or advisable to avoid imposition of the Materially Burdensome Regulatory Condition.

(b) At the request of OCFC, the Investor shall promptly provide any information in respect of the Investor or its affiliates (or its or their respective directors, officers, employees, partners, shareholder or members) that the Federal Reserve Board or any other bank regulatory agency may require or request in connection with any application or other filing required to be made by OCFC or any of its Subsidiaries, or FFIC or any of its Subsidiaries or examination or investigation of OCFC or any of its Subsidiaries, or FFIC or any of its Subsidiaries, and undertakes that such information shall be true, correct and complete; provided that in lieu of the foregoing, Investor may, in its sole discretion, provide directly to the relevant agency (and not to OCFC) any information that Investor deems to be proprietary or confidential in nature; provided, further, that, notwithstanding anything to the contrary contained herein, other than with respect to the Board Representative, (i) Investor shall not be required to provide information about itself or its direct or indirect equity holders or their respective officers or directors in the form required by the Interagency Financial and Biographical Report or other similar personal information collection form and (ii) neither Investor nor any of its affiliates shall be required to identify or provide information concerning their respective limited partners, shareholders, non-managing members (including any of Investor’s or its affiliates’ portfolio companies) or investment advisers except as is both (A) usual and customary for similarly situated fund investors seeking to make a non-controlling investment in a bank holding company and national bank and (B) not prohibited by Law or contractual obligation.

(c) In the event that the condition set forth in Section 1.2(b)(i)(2) shall not be satisfied, OCFC and the Investor shall confer in good faith with OCFC regarding any amendments to this Agreement, the Certificate of Designation or the Warrant requested by the Federal Reserve Board as necessary to satisfy such condition, and OCFC and the Investor shall consent to any such amendment that is (x) reasonable, customary and not adverse to the interests of OCFC (as determined by OCFC in its sole discretion) or the Investor (as determined by the Investor in its sole discretion), as applicable, or (y) the mere correction of a scrivener’s error to implement the parties’ original intent.

(d) Following the Closing, Investor shall not take any action that would reasonably be expected to cause Investor, its affiliates or any of their partners or principals to (i) own, control or have the power to vote any class of voting securities (in each case, as those concepts are construed for purposes of the BHC Act) of OCFC in excess of 24.9%; (ii) “control” OCFC or be required to become a bank holding company, in each case, pursuant to the BHC Act; or (iii) serve as a source of financial strength to OCFC pursuant to the BHC Act.

Section 4.8 Reservation for Issuance. At the Closing, OCFC shall reserve that number of shares of Voting Common Stock sufficient for issuance of shares of Voting Common Stock upon conversion of shares of Non-Voting Common Equivalent Stock (i) that shall be issuable pursuant to this Agreement and (ii) for which the Warrant may be exercised, in each case, (x) in accordance with the terms of this Agreement, the Certificate of Designations (NVCE) and the Warrant (as applicable) and (y) excluding any adjustments applicable thereto.

Section 4.9 Indemnity.

(a) Following the Closing, OCFC shall indemnify, defend and hold harmless Investor and its affiliates, to the fullest extent permitted by Law, from and against any and all out-of-pocket costs, losses, liabilities, damages, payments, fees, expenses (including reasonable attorneys’ fees and disbursements) and amounts paid in settlement (collectively, “Losses”); provided, however, that “Losses” do not include, (x) except to the extent awarded in a Third Party Claim punitive, exemplary, consequential or special damages or (y) lost profits, opportunity costs or damages based upon a multiple of earnings, revenues or similar financial measure (even if under Law such lost profits, opportunity costs, or damages based upon a multiple of earnings, revenues or similar financial measure would be considered reasonably foreseeable or not special damages) if such Loss directly results from (i) any inaccuracy in or breach of any of OCFC’s representations or warranties in Section 2.2 or (ii) OCFC’s breach of any agreements or covenants made by OCFC herein. Notwithstanding the foregoing, OCFC shall have no obligation under this Section 4.9(a) (A) following the expiration of the applicable survival period set forth in Section 4.9(l) or (B) in respect of any claim, action, suit, litigation, dispute or proceeding threatened or commenced against OCFC, any OCFC Subsidiary and/or FFIC (and/or any of its Subsidiaries) and/or any of their respective directors, officers or employees (including if Investor or any of its affiliates or its or their respective directors, officers, employees, stockholders or controlling persons are or are threatened to be made party thereto) (x) in connection with any stockholder litigation or actions expressly required by, or taken with the prior written consent of Investor pursuant to, this Agreement, or (y) that seeks to enjoin, restrain or prohibit the transactions contemplated by the Merger Agreement or this Agreement.

(b) Following the Closing, Investor shall indemnify, defend and hold harmless each of OCFC and its Subsidiaries, to the fullest extent permitted by Law, from and against any and all Losses actually incurred by OCFC or any of its Subsidiaries if such Loss directly results from (i) any inaccuracy in or breach of any of Investor’s representations or warranties in Section 2.3 or (ii) Investor’s breach of any agreements or covenants made by Investor herein. Notwithstanding the foregoing, Investor shall have no obligation under this Section 4.9(b) following the expiration of the applicable survival period set forth in Section 4.9(l).

(c) A party that may desire to seek indemnification hereunder (each, an “Indemnified Party”) shall give written notice to the party indemnifying it (the “Indemnifying Party”) of any claim that does not result from a third party with respect to which it seeks indemnification (a “Direct Claim”) promptly (and, in any event, not later than fifteen (15) Business Days) after the first discovery by such Indemnified Party of any fact, event, circumstance, development or matters giving rise to such claim. Such notice (a “Claim Notice”) shall (i) describe such Direct Claim in reasonable detail (including the facts underlying each particular claim and an identification of all the particular sections of therein pursuant to which indemnification is and will be being sought); (ii) attach copies of any written evidence or demand upon which such Direct Claim is based (to the extent that such written evidence or demand is not reasonably available at such time, the Indemnified Party shall so indicate and promptly provide such evidence when it becomes available); and (iii) set forth the estimated amount (broken down by each individual claim) for which the Indemnifying Party may be liable, to the extent then known. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to the Direct Claim (a “Response Notice”). If the Indemnifying Party disputes such Direct Claim within such thirty (30)-day period, the Indemnifying Party will be deemed to have rejected such Action and OCFC and Investor will attempt in good faith to agree upon the rights of the respective parties with respect to each of such Actions; however, if the parties are unable to agree on the Direct Claim within thirty (30) days (which period may be extended by mutual written agreement), the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party pursuant to the terms, and subject to the provisions of, this Agreement. If the Indemnifying Party does not deliver a Response Notice within such thirty (30)-day period, the Indemnifying Party shall be deemed to have agreed to such claim and the Indemnifying Party’s obligation to indemnify, compensate or reimburse the Indemnified Party for the full amount of all Losses resulting therefrom.

(d) In case any such Action is threatened or commenced against an Indemnified Party by any person who is not a party to this Agreement or an affiliate of any party to this Agreement, with respect to which the Indemnifying Party is or may be obligated to provide indemnification under Section 4.9(a) or Section 4.9(b) (as applicable) (a “Third Party Claim”), the Indemnified Party shall, as promptly as reasonably practicable, cause a Claim Notice regarding any Third Party Claim of which it has knowledge that is covered by this Section 4.9 to be delivered to the Indemnifying Party. The Claim Notice shall (i) describe such Third Party Claim in reasonable detail (including the identity of the applicable third party, the facts underlying each particular claim and an identification of all the particular sections of therein pursuant to which indemnification is and will be being sought); (ii) attach copies of any written evidence or demand upon which such Third Party Claim is based (to the extent that such written evidence or demand is not reasonably available at such time, the Indemnified Party shall so indicate and promptly provide such evidence when it becomes available); and (iii) set forth the estimated amount (broken down by each individual claim) for which the Indemnifying Party may be liable, to the extent then known. The Indemnifying Party shall have the right but not the obligation to assume control of the defense of any Third Party Claim by, no later than the thirtieth (30th) day after its receipt of such Claim Notice, notifying the Indemnified Party that, subject to the other provisions of this Section 4.9, the Indemnifying Party has elected to conduct and control the defense, negotiation or settlement of the applicable Third Party Claim and any Action resulting therefrom with counsel reasonably acceptable to the Indemnified Party and at the Indemnifying Party’s sole cost and expense.

(e) If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnified Party will have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing at its own expense; provided that if the Indemnified Party is advised by outside counsel that an actual conflict of interest (other than one of a monetary nature) would make it inappropriate for the same counsel to represent both the Indemnifying Party and the Indemnified Party with respect to the Third Party Claim, then the Indemnifying Party shall pay the reasonable, out-of-pocket and documented fees, costs and expenses of counsel employed by the Indemnified Party; provided, further, that the Indemnifying Party shall only be liable for the legal fees and expenses for one law firm for all Indemnified Parties (taken together with respect to any single action or group of related actions) in connection with any Third Party Claim (plus one local counsel in each applicable jurisdiction).

(f) If the Indemnifying Party does not assume, or is not permitted to assume, the defense of the Third Party Claim within the thirty (30)-day period referenced in this Section 4.9, (i) the Indemnified Party may defend against the Third Party Claim and (ii) the Indemnifying Party will have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing at its own expense.

(g) Notwithstanding anything in this Section 4.9 to the contrary, (i) the Indemnified Party shall not, without the prior written consent of the Indemnifying Party, (x) consent to the entry of any Order, (y) settle or compromise or (z) enter into any settlement or similar agreement with respect to, any Third Party Claim, unless such Order or proposed settlement or compromise or agreement (A) involves an unconditional release of the Indemnifying Party in respect of such Third Party Claim and (B) does not contain any admission or finding of wrongdoing on behalf of the Indemnifying Party and (ii) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, (x) consent to the entry of any Order, (y) settle or compromise or (z) enter into any settlement or similar agreement with respect to, any Third Party Claim, unless the Order or proposed settlement or compromise or agreement (A) involves only the payment of money damages against which the Indemnified Party is indemnified in full by the Indemnifying Party, (B) does not impose an injunction or other equitable relief upon the Indemnified Party, (C) involves an unconditional release of the Indemnified Party in respect of such Third Party Claim and (D) does not involve a finding or admission of any violation of Law or other wrongdoing by the Indemnified Party.

(h) The failure by an Indemnified Party to timely or properly provide, pursuant to Section 4.9(c) or Section 4.9(d), any Claim Notice to the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent, and only to the extent that, the Indemnifying Party is actually and directly prejudiced by such failure.

(i) OCFC and Investor will reasonably cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim. The party that controls the defense, compromise, or settlement of a Third Party Claim will keep the other party reasonably informed of material developments and events relating to such claim.

(j) For purposes of the indemnity contained in Section 4.9(a)(i) and Section 4.9(b)(i), all qualifications and limitations set forth in such representations and warranties as to “materiality,” “Material Adverse Effect” and words of similar import (other than Section 2.2(f)(i)(B) and Section 2.2(f)(iii)(A)), shall be disregarded in determining whether there shall have been any inaccuracy in or breach of any representations and warranties in this Agreement.

(k) Except in the case of Fraud and any inaccuracy or breach of any OCFC Fundamental Reps, OCFC shall not be required to indemnify the Indemnified Parties pursuant to Section 4.9(a)(i), (i) with respect to any individual claim (or group of related claims) for indemnification if the amount of Losses with respect to such individual claim (or group of related claims) is less than $100,000 (any individual claim (or group of related claims) involving Losses less than such amount being referred to as a “De Minimis Claim”) and (ii) unless and until the aggregate amount of all Losses incurred with respect to all claims (other than De Minimis Claims) pursuant to Section 4.9(a)(i) exceeds an amount equal to $3,375,000 (the “Threshold Amount”), in which event OCFC shall be responsible for only the amount of such Losses in excess of the Threshold Amount, but subject to the last sentence of this Section 4.9(k). Except in the case of fraud and the inaccuracy or breach of any Investor Fundamental Reps, Investor shall not be required to indemnify the Indemnified Parties pursuant to Section 4.9(b)(i), (1) with respect to any De Minimis Claim and (2) unless and until the aggregate amount of all Losses incurred with respect to all claims (other than De Minimis Claims) pursuant to Section 4.9(b)(i) exceeds the Threshold Amount, in which event Investor shall be responsible for only the amount of such Losses in excess of the Threshold Amount, but subject to the last sentence of this Section 4.9(k). Except in the case of fraud or any inaccuracy or breach of any OCFC Fundamental Reps or Investor Fundamental Reps, the cumulative indemnification obligation of (x) OCFC under Section 4.9(a) shall in no event exceed $22,500,000 (the “Cap”) and (y) Investor under Section 4.9(b) shall in no event exceed the Cap. In the case of any inaccuracy or breach of any OCFC Fundamental Reps or Investor Fundamental Reps, the cumulative indemnification obligation of (x) OCFC under Section 4.9(a) shall in no event exceed the Investment Amount and (y) Investor under Section 4.9(b) shall in no event exceed the Investment Amount.

(l) Any claim for indemnification pursuant to Section 4.9 can only be brought on or prior to the twelve (12) month anniversary of the Closing Date; provided that (i) a claim for indemnification pursuant to Section 4.9(a)(i) in respect of an inaccuracy of any of the representations of OCFC set forth in Section 2.2(a)(i), Section 2.2(b)(i), Section 2.2(b)(ii), Section 2.2(c)(i), Section 2.2(c)(ii)(A), Section 2.2(c)(iii) and Section 2.2(g) (each, a “OCFC Fundamental Rep”) or pursuant to Section 4.9(b)(i) in respect of any of the representations of Investor set forth in Section 2.3(a)(i), Section 2.3(b)(ii) and Section 2.3(l) (each, a “Investor Fundamental Rep”), in each case, can be brought on or prior to the third (3rd) anniversary of the Closing Date and (ii) if a notice of a claim for indemnification pursuant to Section 4.9(a) or Section 4.9(b) is duly provided prior to the end of the applicable foregoing survival period with respect thereto, then the obligation to indemnify, defend and hold harmless in respect of such inaccuracy or breach shall survive as to such claim until such claim has been finally resolved.

(m) The indemnity provided for in this Section 4.9 shall be the sole and exclusive monetary remedy of Indemnified Parties after the Closing for any inaccuracy in or breach of any representation or warranty or any breach of any covenant or agreement contained in this Agreement to be performed at or prior to the Closing; provided that nothing herein shall limit in any way any party’s rights or remedies with respect to Fraud.

(n) Where one and the same set of facts, circumstances or events qualifies under more than one provision entitling an Indemnified Party to a claim or remedy hereunder, such Indemnified Party shall not be entitled to duplicative recovery of Losses arising out of such facts, circumstances or events.

(o) Notwithstanding anything herein to the contrary, in no event shall any Indemnified Party be entitled to indemnification pursuant to this Section 4.9 to the extent any Losses were attributable to such Indemnified Party’s own gross negligence, bad faith or willful misconduct.

(p) Each Indemnified Party shall use commercially reasonable efforts to mitigate any Loss upon and after obtaining knowledge of any event, set of facts, circumstance or occurrence that would reasonably be expected to give rise to any Loss that would reasonably be expected to give rise to an indemnity obligation pursuant to this Section 4.9. In the event that an Indemnified Party shall fail to use commercially reasonable efforts to mitigate any such Loss, then notwithstanding anything contained herein to the contrary, the Indemnifying Party shall not be required to indemnify any Indemnified Party for that portion of any Losses that would reasonably be expected to have been avoided if all Indemnified Parties had made such efforts.

(q) If an Indemnified Party has or may have a right to recover any Loss against or from any third party (including any insurance company in its capacity as an insurer), such Indemnified Party shall use commercially reasonable efforts to seek recovery against and from such third party and if the Indemnified Party recovers any such amount from such third party after the Indemnifying Party makes any payment pursuant to this Section 4.9 in respect of such Loss, then the Indemnified Party shall promptly remit to the Indemnifying Party the lesser of the amount previously paid by the Indemnifying Party to the Indemnified Party in respect of such Loss and the amount the Indemnified Party received from such third party in respect of such Loss (net of all reasonable costs of collection).

(r) Any indemnification payments pursuant to this Section 4.9 shall be treated as an adjustment to the Investment Amount for the Securities for U.S. federal income and applicable state and local Tax purposes, except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state or local Law).

(s) Each of the representations and warranties set forth herein shall survive the Closing under this Agreement for a period of twelve (12) months following the Closing Date and, thereafter, except in the case of Fraud, shall expire and have no force and effect, including in respect of this Section 4.9; provided, however, that the OCFC Fundamental Reps and the Investor Fundamental Reps shall survive the Closing under this agreement for a period of thirty-six (36) months following the Closing Date, in each case subject to Section 4.9(l)(ii). Except as otherwise provided herein, all covenants and agreements contained herein, other than those which by their terms are to be performed in whole or in part after the Closing Date (which shall survive in accordance with their terms), shall survive the closing under this Agreement for a period of twelve (12) months following the Closing Date (or until final resolution of any claim or action arising from the breach of such covenant if notice of such breach was provided prior to the end of such period).

Section 4.10 Exchange Listing. OCFC shall use its reasonable best efforts to, cause the shares of Voting Common Stock (i) issued hereunder and (ii) to be issued upon the conversion of the Non-Voting Common Equivalent Stock (A) that shall be issuable pursuant hereto and (B) for which the Warrant may be exercised, in each case, to be approved for listing on NASDAQ, subject to official notice of issuance and upon the Requisite OCFC Vote, as promptly as practicable, and in any event before the Closing.

Section 4.11 Certificate of Designations (NVCE). In connection with the Closing, OCFC shall file the Certificate of Designations (NVCE) with the Delaware Secretary.

Section 4.12 State Securities Laws. OCFC shall use commercially reasonable efforts to obtain all necessary permits and qualifications, if any, or secure an exemption therefrom, required by any state or country pursuant to Laws prior to the offer and sale by Investor of Voting Common Stock and/or the Non-Voting Common Equivalent Stock.

Section 4.13 Use of Proceeds. OCFC shall only use the net proceeds from the sale of the Securities hereunder for general corporate purposes, which may include working capital, providing capital to support the organic growth of OCFC or any OCFC Subsidiary or funding the opportunistic acquisition of similar or complementary financial service organizations and may use a portion of such net proceeds to repay outstanding indebtedness of OCFC or any of its Subsidiaries.

Section 4.14 Corporate Opportunities.

(a) Investor and any related investment funds, the Board Representative, and any of their respective affiliates, have the right to, and shall have no duty (contractual or otherwise) not to (i) invest in, carry on and conduct, whether directly, or as a partner in any partnership, or as a joint venturer in any joint venture, or as an officer, director, stockholder, equityholder or investor in any person, or as a participant in any syndicate, pool, trust or association, any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as OCFC or any of its Subsidiaries, (ii) do business with any client, customer, vendor or lessor of any of OCFC or its affiliates or (iii) make investments in any kind of property in which OCFC may make investments.

(b) In the event that Investor or any related investment funds, the Board Representative or any of their respective affiliates, acquires knowledge of a potential transaction or matter that may be a corporate opportunity for OCFC or any of its Subsidiaries, none of Investor or any related investment funds, the Board Representative or any of their respective affiliates, shall have any duty (contractual or otherwise) to communicate or present such corporate opportunity to OCFC or to refrain from pursuing or acquiring such corporate opportunity for its own benefit.

(c) None of Investor, any related investment fund, the Board Representative or any of their respective affiliates shall be liable to OCFC or any of its Subsidiaries or stockholders of OCFC for breach of any duty (contractual or otherwise) by reason of the fact that Investor or any related investment fund thereof, the Board Representative or any of their respective affiliates pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to OCFC.

(d) Notwithstanding Section 4.14(a) through Section 4.14(c), if the Board Representative is presented with any potential transaction or corporate opportunity solely and expressly in his or her capacity as a member of the OCFC Board and that is specifically identified as a potential transaction or corporate opportunity for OCFC or its Subsidiaries (a “Corporate Opportunity”), then the Board Representative shall be required to first present such Corporate Opportunity to OCFC prior to the Board Representative’s pursuit of, or investment in, such Corporate Opportunity.

Section 4.15 No Recourse. This Agreement may only be enforced against, and any Actions (whether in contract or tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby, or the negotiation, execution or performance of this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby, may be made only against the entities that are expressly identified as the party or parties to such agreement(s). No person who is not a party hereto, including any past, present or future direct or indirect equityholder, director, officer, employee, incorporator, member, manager, partner, affiliate, agent, attorney, financing source, assignee or representative of any party hereto or its affiliates or of FFIC or its affiliates or any former, current or future direct or indirect equityholder, director, officer, employee, incorporator, agent, attorney, partner, member, manager, affiliate, agent, assignee or Representative of any of the foregoing (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) to any other party hereto (or its affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or the transactions contemplated hereby, or for any claim based on, in respect of, or by reason of this Agreement or the transactions contemplated hereby, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, and each party hereto irrevocably and unconditionally waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. Notwithstanding the foregoing, nothing in this Section 4.15 shall (or is meant to) limit in any manner the rights, liabilities and obligations of the Sponsors under the Equity Commitment Letter, the Limited Guarantee, Confidentiality Agreement or FFIC NDA, in each case to the extent expressly provided therein.

Section 4.16 Tax Matters.

(a) OCFC shall bear and pay any and all transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes in connection with, or arising by reason of, any issuance or delivery of shares of Non-Voting Common Equivalent Stock or Voting Common Stock pursuant to this Agreement, other securities issued on account of Non-Voting Common Equivalent Stock pursuant to the Certificate of Designations (NVCE), the Warrants, or any shares of Non-Voting Common Equivalent Stock issuable upon exercise of a Warrant; provided that OCFC shall not be required to pay any such tax that may be payable in connection with any conversion of Non-Voting Common Equivalent Stock or any exercise of a Warrant to the extent such tax is payable because a registered holder of Non-Voting Common Equivalent Stock or a Warrant, as applicable, requests Voting Common Stock or Non-Voting Common Equivalent Stock, as applicable, to be registered in a name other than such registered holder’s name and no such Voting Common Stock or Non-Voting Common Equivalent Stock, as applicable, will be so registered unless and until the registered holder making such request has paid such taxes to OCFC or has established to the satisfaction of OCFC that such taxes have been paid or are not payable. OCFC and Investor shall reasonably cooperate to avoid or minimize the imposition of transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes on the transactions described in the first sentence of this Section 4.16.

(b) OCFC and Investor agree that (i) it is intended that the Non-Voting Common Equivalent Stock not constitute “preferred stock” within the meaning of Section 305 of the Code and the Treasury Regulations promulgated thereunder and (ii) except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code, neither OCFC nor Investor shall treat the Non-Voting Common Equivalent Stock as such for U.S. federal income tax or withholding tax purposes or otherwise take any position inconsistent with such treatment.

(c) At all times during which an Investor (or any affiliate thereof to which such Investor assigns its rights to acquire the Warrant pursuant to this Agreement or to which such Investor transfers the Warrant) (a “Warrant Affiliate Transferee”) is a holder of a Warrant, such Investor (or Warrant Affiliate Transferee) will be either a U.S. person or a “withholding foreign partnership” (or successor designation) for U.S. federal income tax purposes (or an entity that is disregarded as separate from an entity satisfying such requirements). The WPGG14 Investor and WPFSII Investor (or applicable Warrant Affiliate Transferee), as applicable, shall each promptly indemnify and hold OCFC harmless for any withholding Taxes required to be paid by OCFC to the Internal Revenue Service in respect of any dividends deemed received by such Investor (or Warrant Affiliate Transferee) with respect to the Warrant under Section 305 of the Code as a result of such Investor (or applicable Warrant Affiliate Transferee) failing to have the status described in the immediately preceding sentence (and in such event, OCFC shall provide such Investor (or applicable Warrant Affiliate Transferee) with reasonable opportunity to provide such forms or other documentation that would eliminate or reduce any such withholding Taxes).

Section 4.17 Back Leverage Cooperation.

(a) If requested by the Investor, OCFC will provide the following cooperation in connection with the Investor obtaining any Back Leverage: (a) entering into an issuer agreement (an “Issuer Agreement”) with each lender or counterparty providing such Back Leverage, (b) if so requested in writing by such lender or counterparty, as applicable, re-registering any pledged Securities, in the name of the relevant lender, counterparty, custodian or similar party to a Back Leverage, in certificated or restricted book-entry form on the books and records of OCFC’s transfer agent, in each case, subject to appropriate transfer restrictions and related restrictive legends), or if such Securities are eligible for resale under Rule 144A, depositing such pledged securities in book entry form on the books of The Depository Trust Company or other depository with customary 144A legends in lieu of any legends required thereon, (c) entering into customary triparty agreements reasonably acceptable to OCFC with each lender or counterparty and the Investor relating to the delivery of the relevant Securities, in certificated or restricted book-entry form on the books and records of OCFC’s transfer agent, subject to appropriate transfer restrictions and related restrictive legends, to the relevant lender or counterparty for crediting to the relevant collateral accounts upon funding of any Back Leverage and payment of the purchase price, including a right for such lender or counterparty to be a third-party beneficiary of OCFC’s obligations under the terms of this Agreement to issue Voting Common Stock issuable upon the conversion of Non-Voting Common Equivalent Stock issuable hereunder and to be issued upon the exercise of the Warrant and its obligations under the terms of the Warrant to issue Non-Voting Common Equivalent Stock issuable upon the exercise of the Warrant, (d) if so requested by the Investor in writing, using reasonable best efforts to include exceptions to any underwriters’ lock-up to allow incurrence or maintenance of the Back Leverage and exercise of remedies thereunder and/or (e) such other cooperation and assistance in connection with such Back Leverage as the Investor or such lender or counterparty reasonably requests in writing. Upon request by any Investor, OCFC and the Investor shall consider in good faith any amendments to this Agreement, the Certificate of Designation or the Warrant proposed by such lender or counterparty as necessary to facilitate the consummation of the Back Leverage, and OCFC and the Investor shall consent to any such amendment that is not adverse in any material respect to the interests of OCFC or the Investor, as applicable (as determined in good faith by OCFC or the Investor, as applicable). Notwithstanding any provision herein to the contrary, any cooperation in furtherance of this Section 4.17 shall occur during normal business hours and in a manner so as not to interfere with normal business operations of OCFC.

(b) The Investor acknowledges and agrees that nothing in this Section 4.17 shall require OCFC to facilitate due diligence or deliver any information beyond information or other materials that are reasonably obtainable by OCFC or consistent with the scope of information that OCFC is required to disclose under the Securities Act or the Exchange Act and are reasonably necessary in connection with obtaining any Back Leverage. Investor acknowledges and agrees that the statements and agreements of OCFC in an Issuer Agreement are solely for the benefit of the applicable lenders party thereto and that in any dispute between OCFC and the Investor under this Agreement, the Investor shall not be entitled to use the statements and agreements of OCFC in an Issuer Agreement against OCFC.

(c) The Investor shall reimburse OCFC for OCFC’s reasonable and documented out-of-pocket costs and expenses incurred in connection with the obligations contemplated by this Section 4.17, not to exceed $150,000.

ARTICLE V

TERMINATION

Section 5.1 Termination.

(a) This Agreement shall automatically terminate upon the valid termination of the Merger Agreement for any reason in accordance with its terms and conditions, including as set forth in Section 8.1 therein.

(b) This Agreement may be terminated prior to the Closing:

(i) by mutual consent of Investor and OCFC in a written instrument;

(ii) by either OCFC or Investor, if the Closing shall not have been consummated on or before September 29, 2026 (the “Termination Date”), unless the failure of the Closing to occur by the Termination Date shall be due to the failure of the party seeking to terminate this Agreement pursuant to this Section 5.1(b)(ii) to perform or observe the covenants and agreements of such party set forth herein; provided that the Termination Date may be extended by either party for an additional three (3) months by written notice to the other party if (x) the Mergers shall not have been consummated by such date and on such date the conditions set forth in Section 7.1(c) of the Merger Agreement have not been satisfied or waived and each of the other conditions set forth in Article VII of the Merger Agreement has been satisfied, waived or remains capable of being satisfied and (y) the OCFC Share Issuance shall not have been consummated by such date and on such date the conditions set forth in Section 1.2(b)(i)(5) have not been satisfied or waived and each of the other conditions set forth in Section 1.2(b) has been satisfied, waived or remains capable of being satisfied; provided, further that if the Condition Satisfaction Date (as defined in the Merger Agreement) occurs before the Termination Date, and the Termination Date would otherwise occur before the date on which the Closing is to occur pursuant to Section 1.2(a), then the Termination Date will be automatically extended to the first (1st) Business Day after which Closing is to occur pursuant to Section 1.2(a);

(iii) by either OCFC or Investor, if (A) any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the OCFC Share Issuance or the other transactions contemplated hereby and such denial has become final and nonappealable or (B) any Governmental Entity shall have issued a final and nonappealable Order or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the OCFC Share Issuance or the other transactions contemplated hereby, in each case, unless such Order or other legal restraint or prohibition shall be due to the failure of the party seeking to terminate this Agreement pursuant to this Section 5.1(b)(iii) to perform or observe the covenants and agreements of such party set forth herein;

(iv) by either Investor or OCFC (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of OCFC, in the case of a termination by Investor, or Investor, in the case of a termination by OCFC, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 1.2(b)(ii), in the case of a termination by Investor, or Section 1.2(b)(iii), in the case of a termination by OCFC, and which is not cured within forty-five (45) days following written notice to OCFC, in the case of a termination by Investor, or to Investor, in the case of a termination by OCFC, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date); or

(v) by either OCFC or Investor, if the Merger Agreement shall have been terminated in accordance with its terms.

(c) Following the Closing, Section 3.1(e), Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.6, Section 4.8 and Section 4.14 shall automatically terminate on the date that Investor (together with its affiliates) ceases to own any shares of capital stock of OCFC or the Warrants.

Section 5.2 Effects of Termination.

(a) In the event of any termination of this Agreement by either OCFC or Investor as provided in Section 5.1, this Agreement shall forthwith become void and have no effect, and none of OCFC, Investor, any of their respective affiliates or any of their respective Representatives shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) the Confidentiality Agreement, Section 3.3(a), Section 3.4, this Section 5.2 and Article VI (other than Section 6.11) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Investor nor OCFC shall be relieved or released from any liabilities or damages arising out of its Fraud or its willful breach of any provision of this Agreement. “Fraud” means an intentional misrepresentation with respect to a representation or warranty set forth in Section 2.2 or Section 2.3, which such intentional misrepresentation was (i) inaccurate on the date hereof, and (ii) made with (A) the specific intent of deceiving and inducing the other party to enter into this Agreement and upon which the other party actually relied to its detriment, and (B) actual knowledge (without any duty of investigation or inquiry) of the inaccuracy of such intentional misrepresentation; provided that “Fraud” shall not include any claim (including equitable fraud, promissory fraud and unfair dealings fraud) based on constructive knowledge, recklessness, negligent misrepresentation or a similar theory.

(b) Notwithstanding anything to the contrary in this Agreement, if, prior to the Closing, Investor breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for (x) an order of specific performance to the extent granted in accordance with Section 6.11 or any other non-monetary equitable relief, (y) specific performance of the Equity Commitment Letter or (z) any rights or remedies under the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein, the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) against Investor, or any Non-Party Affiliate of Investor, for any breach, loss or damage or failure to perform under this Agreement, the Merger Agreement, the Equity Commitment Letter, the Limited Guarantee, or any document or instrument delivered in connection herewith or therewith, or in respect of the transactions contemplated hereby thereby (including Fraud or any willful breach), which recourse shall be sought solely against Investor hereunder and subject to the limitations set forth herein and not against any Non-Party Affiliate of Investor (except that OCFC shall be entitled to seek recourse against the Guarantor (as defined in the Limited Guarantee) under the Limited Guarantee, the Sponsors under the Equity Commitment Letter or Warburg Pincus LLC under the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein), shall be for OCFC to seek to recover monetary damages from Investor (or any Guarantor under the Limited Guarantee or Warburg Pincus LLC under the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations therein) for willful breach of this Agreement or Fraud; provided, that (A) in no event (even in the case of Fraud or willful breach) shall Investor (and any Non-Party Affiliates of Investor (other than Warburg Pincus LLC under the Confidentiality Agreement, to the extent expressly provided therein and subject to the limitations set forth therein)) be subject to monetary damages hereunder or under the Limited Guarantee in excess of an amount, in the aggregate, equal to twenty-five percent (25%) of the Investment Amount in the aggregate and (B) no Non-Party Affiliate of Investor shall have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby or any theory of law or equity, whether in equity or at law, in contract, in tort or otherwise (other than the Guarantors under the Limited Guarantee and Warburg Pincus LLC under the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein). For the avoidance of doubt, notwithstanding anything to the contrary herein, OCFC will be entitled to seek specific performance of this Agreement pursuant to Section 6.11 and specific performance of the Equity Commitment Letter or the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein; provided, that, notwithstanding anything to the contrary set forth in this Agreement, while OCFC may simultaneously seek (I) specific performance (x) in accordance with Section 6.11, (y) of the Confidentiality Agreement (to the extent expressly provided therein and subject to the limitations set forth therein) or (z) of the Equity Commitment Letter (to the extent expressly provided therein and subject to the limitations set forth therein) and (II) an award of monetary damages, OCFC shall not be entitled to both an award of specific performance that results in the closing occurring and also an award of (and to receive) the payment of monetary damages hereunder or under the Limited Guarantee (but without limiting OCFC’s rights under the Confidentiality Agreement). No Non-Party Affiliate of Investor (other than, solely with respect to liability to OCFC, (x) the Guarantors solely to the extent expressly set forth in the Limited Guarantee and subject to the limitations set forth therein and (y) Warburg Pincus LLC solely to the extent expressly set forth in the Confidentiality Agreement and subject to the limitations set forth therein) will have any liability to any person, including OCFC or any stockholder of OCFC, or FFIC or any stockholder of FFIC, relating to or arising out of this Agreement, the Merger Agreement or any other document or instrument, under any theory of law or equity, in respect of any oral representations made or alleged to be made in connection herewith or therewith or otherwise, whether at law or equity, in contract, in tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any Law or otherwise. The parties hereto acknowledge that the agreements contained in this Section 5.2(b) are an integral part of the transactions contemplated by this Agreement that, without these agreements the parties hereto would not enter into this Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Amendment. Subject to compliance with Law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite OCFC Vote; provided, however, that after the receipt of the Requisite OCFC Vote, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires such further approval under Law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties.

Section 6.2 Extension; Waiver. At any time prior to the Closing, the parties may, to the extent legally permitted, extend the time for the performance of any of the obligations or other acts of the other parties, waive any inaccuracies in the representations and warranties contained herein or in any document delivered by the other party pursuant hereto and waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that, after receipt of the Requisite OCFC Vote, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof that requires such further approval under Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply with an obligation, covenant, agreement or condition.

Section 6.3 Expenses.

(a) Except as otherwise set forth herein, including in this Section 6.3, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost, fee or expense.

(b) In the event that (i) the Merger Agreement is terminated following the date hereof pursuant to its terms and OCFC actually receives all or any portion of the Termination Fee (as defined in the Merger Agreement) pursuant to Section 8.2 of the Merger Agreement and (ii) this Agreement has not been terminated by OCFC pursuant to Section 5.1(b)(iv), the parties agree that OCFC will pay to Investor or its designee 20% of the amount of the portion of such Termination Fee actually received by OCFC net of OCFC’s reasonable and documented out-of-pocket fees, costs and expenses incurred in connection with this Agreement, the Merger Agreement, the transactions contemplated hereby or thereby or the recovery of any such Termination Fee within ten (10) days of OCFC’s receipt of the Termination Fee from FFIC.

(c) In the event that the Closing occurs, OCFC shall reimburse Investor for Investor’s reasonable and documented out-of-pocket costs and expenses incurred in connection with the evaluation, negotiation and implementation of the OCFC Share Issuance and the other transactions contemplated by this Agreement; provided that OCFC’s obligations for expense reimbursement pursuant to this Section 6.3 shall be limited to a cap of $2,250,000.

Section 6.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given on (a) the date of delivery if delivered personally, (b) upon delivery if delivered by email (provided that no auto-generated error or non-delivery or similar message (except for any “out of office” message) is generated in response thereto), (c) the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (d) the earlier of confirmation of receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to OCFC, to:

OceanFirst Financial Corp.

110 West Front Street

Red Bank, New Jersey 07701

Attention: Christopher D. Maher

Email: [REDACTED]@oceanfirst.com

With a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Sven Mickisch; Matthew Nemeroff; Makala Kaupalolo

Email: Sven.Mickisch@stblaw.com;

Matthew.Nemeroff@stblaw.com

Makala.Kaupalolo@stblaw.com

and, if to Investor, to:

c/o Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

Attention: General Counsel

Email: [REDACTED]@warburgpincus.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 W 52nd Street New York, NY 10019

Attention: Mark F. Veblen; Mark A. Stagliano

Email: MFVeblen@wlrk.com; MAStagliano@wlrk.com

Section 6.5 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents, defined term index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and similar terms, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. The “knowledge” of OCFC means the actual knowledge of any of the officers of OCFC listed on Section 6.5 of the OCFC Disclosure Schedule. References to “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by law to be closed. References to “the date hereof” means the date of this Agreement. References to “ordinary course of business” means the ordinary course of business consistent with past practice of the applicable person. As used herein, (a) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (b) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person; provided that “affiliate” shall not include any “portfolio company” (as such term is customarily used in the private equity industry) of any investment fund affiliated with or managed by such person or any investment fund or vehicle (other than any such fund or vehicle with a direct or indirect interest in such person) of or related to or affiliated with such person, (c) unless the context otherwise requires, “party” means a party to this Agreement irrespective of whether such term is followed by the word “hereto” or the words “to this Agreement”, (d) “made available” means any document or other information that was (i) included in the virtual data room of a party at least two (2) Business Days prior to the date hereof or (ii) filed by OCFC with the SEC and publicly available on EDGAR at least two (2) Business Days prior to the date hereof, (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the OCFC Share Issuance (but, for the avoidance of doubt, shall exclude the Mergers), (f) any reference to any statute, includes all amendments thereto and all rules and regulations promulgated thereunder, (g) “U.S.” means the United States of America, (h) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if” and (i) “willful breach” means a material breach of, or material failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute such breach of or such failure of performance under this Agreement and includes any failure to consummate the Closing at a time when such party is required to consummate the Closing. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not require any person to take any action, or fail to take any action, or otherwise restrict any action if to do so would violate any applicable Law or be inconsistent with any directive of any Governmental Entity.

Section 6.6 Counterparts. This Agreement may be executed (including in any manner permitted by Section 6.6 of this Agreement) in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 6.7 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Equity Commitment Letter, the Limited Guarantee, Confidentiality Agreement and FFIC NDA constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. The OCFC Disclosure Schedule, as well as all other schedules and the exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.

Section 6.8 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles that would apply the laws of a different jurisdiction.

(b) Each party agrees that it will bring any Action in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such Action in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such Action will be effective if notice is given in accordance with Section 6.4.

Section 6.9 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY

IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.9.

Section 6.10 Assignment; Third-Party Beneficiaries.

(a) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party; provided that without the prior written consent of OCFC, Investor may (x) assign its rights, interests and obligations under this Agreement, in whole or in part, to one or more Permitted Transferees in connection with a Permitted Transfer; and (y) grant a security interest in its rights (but not its obligations) under this Agreement in connection with any Back Leverage to any lender (or its agents) thereunder. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

(b) This Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except as provided in Section 4.17 hereof. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 6.11 Specific Performance. Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy expressly conferred hereby, and the exercise by a party of any one such remedy will not preclude the exercise of any other such remedy. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, subject to the second sentence of Section 5.2(b), the parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the OCFC Share Issuance), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any Action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 6.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

Section 6.13 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 4.32(b), 12 C.F.R. § 261.2(b) and 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party this Agreement to the extent prohibited by applicable Law; provided that, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this Section  6.13 apply in order that those limitations do not have the effect of misleading any party hereto.

Section 6.14 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by email delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall (and each party hereto shall cause its Subsidiaries and Representatives not to) raise the use of email delivery of a “.pdf” format data file to deliver a signature to this Agreement or any signed agreement or instrument entered into in connection with this Agreement, or any amendments or waivers hereto or thereto, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of email delivery of a “.pdf” format data file as a defense to the formation of a contract, and each party hereto forever waives any such defense.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties as of the date first herein above written.

OCEANFIRST FINANCIAL CORP.

By:	/s/ Christopher D. Maher
Name: Christopher D. Maher
Title: Chairman & Chief Executive Officer

[Signature Page to Investment Agreement]

WPGG 14 ORION L.P.

By: WPGG 14 ORION GP, LTD, ITS GENERAL PARTNER

By:	/s/ Todd Schell
Name:	Todd Schell
Title:	Authorised Representative

[Signature Page to Investment Agreement]

WPFS II ORION L.P.

By: WARBURG PINCUS (CAYMAN) FINANCIAL SECTOR II GP, L.P., ITS GENERAL PARTNER

By: WARBURG PINCUS (CAYMAN) FINANCIAL SECTOR II GP LLC, ITS GENERAL PARTNER

By: WARBURG PINCUS PARTNERS II (CAYMAN), L.P., ITS MANAGING MEMBER

By: WARBURG PINCUS (BERMUDA) PRIVATE EQUITY GP LTD., ITS GENERAL PARTNER

By:	/s/ Todd Schell
Name: Todd Schell
Title: Authorised Signatory

[Signature Page to Investment Agreement]

Annex C

FORM OF

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT OF THE

CERTIFICATE OF INCORPORATION

OF

OCEANFIRST FINANCIAL CORP.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of OceanFirst Financial Corp., resolutions were duly adopted setting forth proposed amendments of the Certificate of Incorporation of said corporation, declaring said amendments to be advisable and directing that the amendments proposed be considered at the next meeting of the stockholders for consideration thereof. The resolutions setting forth the proposed amendment are as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by restating Paragraph 1 of Section C of Article FOURTH in its entirety so that, as restated, said Paragraph shall be read as follows:

“1. Notwithstanding any other provision of the Certificate of Incorporation (but subject to the penultimate sentence of this paragraph 1 of Section C of Article FOURTH), in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of stockholders entitled to vote on any matter, beneficially owns in excess of 10% of the then-outstanding shares of Common Stock (the “Limit”), be entitled, or permitted to any vote in respect of the shares held in excess of the Limit. The number of votes which may be cast by any record owner by virtue of the provisions hereof in respect of Common Stock beneficially owned by such person owning shares in excess of the Limit shall be a number equal to the total number of votes which a single record owner of all Common Stock owned by such person would be entitled to cast (subject to the provisions of this Article FOURTH) multiplied by a fraction, the numerator of which is the number of shares of such class or series beneficially owned by such person and owned of record by such record owner and the denominator of which is the total number of shares of Common Stock beneficially owned by such person owning shares in excess of the Limit. Notwithstanding any other provision of the Certificate of Incorporation, WPGG 14 Orion L.P., an Exempted Limited Partnership registered in the Cayman Islands, and WPFS II Orion L.P., an Exempted Limited Partnership registered in the Cayman Islands, and their respective affiliates (but not any other stockholder of the Corporation) are exempt from the application of this paragraph 1 of Section C of Article FOURTH. For purposes of the penultimate sentence of this paragraph 1 of Section C of Article FOURTH only, an “affiliate” of a specified person shall mean any person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person; provided that, solely for such purpose, “affiliate” shall not include any “portfolio company” (as such term is customarily used in the private equity industry) of any investment fund affiliated with or managed by such person or any investment fund or vehicle (other than any such fund or vehicle with a direct or indirect interest in such person) of or related to or affiliated with such person.”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, the meeting of the stockholders of said corporation at which the proposed amendments were approved was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute and the corporation’s Certificate of Incorporation were voted in favor of the amendments.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

C-1

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this [●] day of [●] , 202●.

By:
Authorized Officer
Title: Senior Executive Vice President, General Counsel and Corporate Secretary Name: Steven J. Tsimbinos

C-2

Annex D

FORM OF

CERTIFICATE OF DESIGNATIONS

OF

NON-VOTING COMMON EQUIVALENT STOCK

OF

OCEANFIRST FINANCIAL CORP.

OCEANFIRST FINANCIAL CORP., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Sections 103, 141 and 151 thereof, does hereby certify that:

In accordance with the provisions of the Certificate of Incorporation, as amended, and the Amended and Restated Bylaws of the Corporation and applicable law, the Board of Directors of the Corporation (the “Board”), duly adopted the following resolution on December 29, 2025, creating a series of Preferred Stock of the Corporation designated as “Non-Voting Common Equivalent Stock”.

RESOLVED, that pursuant to the Delaware General Corporation Law (the “DGCL”), the Charter and the Amended and Restated Bylaws of the Corporation, the Board hereby establishes a series of Preferred Stock, par value $0.01 per share, of the Corporation and fixes and determines the designation, powers, preferences, redemption rights, qualifications, privileges, limitations, restrictions and special or relative rights thereof as follows:

Section I. Designation and Amount.

A series of Preferred Stock designated as the “Non-Voting Common Equivalent Stock” (“NVCE Stock”) is hereby established. The total number of authorized shares of NVCE Stock shall be [●].

Section II. Definitions. As used herein, the following terms shall have the following meanings, unless the context otherwise requires:

“Adjustment Event” has the meaning specified in Section VII(a).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person (as used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise).

“Applicable Conversion Rate” means, for each share of NVCE Stock, the number of shares of Common Stock equal to the product of (a) one thousand (1,000) multiplied by (b) the quotient of (i) the Base Price divided by (ii) the then-applicable Conversion Price, subject to adjustment pursuant to Section VII for any applicable event occurring subsequent to the initial determination of the Applicable Conversion Rate.

“Base Price” means $19.76.

“BHC Act” means the Bank Holding Company Act of 1956 (as amended) and its implementing regulations.

“BHCA Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Board” means the Board of Directors of the Corporation.

“Business Day” means any day, other than a Saturday, Sunday or other day on which banking institutions in the city of New York, New York are required or authorized by Law to be closed.

“Certificate of Designations” means this Certificate of Designations of NVCE Stock of the Corporation, dated [●], 2026.

“Charter” means the Certificate of Incorporation of the Corporation, as amended, supplemented and/or restated from time to time.

“Class of Voting Security” shall be interpreted in a manner consistent with how “class of voting shares” is defined in 12 C.F.R. Section 225.2(q)(3) or any successor provision.

“Closing Date” means the date that any shares of NVCE Stock are first issued.

“Closing Price” of the Common Stock (or other relevant capital stock or equity interest) on any date of determination means the closing sale price or, if no closing sale price is reported, the last reported sale price of the shares of the Common Stock (or other relevant capital stock or equity interest) on the NASDAQ on such date. If the Common Stock (or other relevant capital stock or equity interest) is not traded on the NASDAQ on any date of determination, the Closing Price of the Common Stock (or other relevant capital stock or equity interest) on such date of determination means the closing sale price as reported in the composite transactions for the principal U.S. national or regional securities exchange on which the Common Stock (or other relevant capital stock or equity interest) is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal U.S. national or regional securities exchange on which the Common Stock (or other relevant capital stock or equity interest) is so listed or quoted, or if the Common Stock (or other relevant capital stock or equity interest) is not so listed or quoted on a U.S. national or regional securities exchange, the last quoted bid price for the Common Stock (or other relevant capital stock or equity interest) in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization, or, if that bid price is not available, the market price of the Common Stock (or other relevant capital stock or equity interest) on that date as determined by a nationally recognized independent investment banking firm retained by the Corporation for this purpose.

For purposes of this Certificate of Designations, all references herein to the “Closing Price” and “last reported sale price” of the Common Stock (or other relevant capital stock or equity interest) on the NASDAQ shall be such closing sale price and last reported sale price as reflected on the website of the NASDAQ (http://www.nasdaq.com) and as reported by Bloomberg Professional service; provided that in the event that there is a discrepancy between the closing sale price or last reported sale price as reflected on the website of the NASDAQ and as reported by Bloomberg Professional service, the closing sale price and last reported sale price on the website of the NASDAQ shall govern.

“Common Stock” means the common stock, $0.01 par value per share, of the Corporation authorized by the Corporation on or after the date hereof.

“Conversion Date” means the date on which any shares of NVCE Stock shall become convertible into any shares of Common Stock pursuant to Section III(a); provided, however, that if a Conversion Date would otherwise occur on or after an Ex-Date for an issuance, dividend or distribution that results in an adjustment of the Conversion Price pursuant to Section VII and on or before the Record Date for such issuance, dividend or distribution, such Conversion Date shall instead occur on the first calendar day after the Record Date for such issuance, dividend or distribution.

“Conversion Price” means, for each share of NVCE Stock, the Base Price, as the same may be adjusted from time to time in accordance with the terms of this Certificate of Designations; provided that the Conversion Price for shares of NVCE Stock issued pursuant to the Warrant shall at the time of issuance also be adjusted for the cumulative effect of all events occurring on or after the date hereof and prior to such time of issuance for which no adjustment was made in accordance with the terms of this Certificate of Designations to the Conversion Price for shares of NVCE Stock outstanding at the time of such event(s) (including amounts for which no adjustment was made pursuant to Section VII(f)(i)).

“Convertible Transfer” means a transfer by the Holder that is both (i) to a Person who is a Non-BHCA Affiliate and (ii) (A) to the Corporation; (B) in a widespread public distribution; (C) in which no transferee (or group of associated transferees) would receive two percent (2%) or more of the outstanding securities of any Class of Voting Securities of the Corporation; or (D) to a purchaser that would control more than fifty percent (50%) of every Class of Voting Securities of the Corporation without any transfer from the Holder.

“Corporation” has the meaning set forth in the Preamble.

“Current Market Price” means, on any date, the average of the daily Closing Price per share of the Common Stock or other securities on each of the five consecutive Trading Days preceding the earlier of the day before the date of the issuance, dividend or distribution in question and the day before the Ex-Date with respect to the issuance or distribution, giving rise to an adjustment to the Conversion Price pursuant to Section VII.

“DGCL” means the Delaware General Corporation Law, as amended from time to time.

“Exchange Property” has the meaning specified in Section VII(i).

“Ex-Date” means, when used with respect to any issuance, dividend or distribution giving rise to an adjustment to the Conversion Price pursuant to Section VII, the first date on which the applicable Common Stock or other securities trade without the right to receive the issuance, dividend or distribution.

“Government Entity” means any (a) federal, state, local, municipal, foreign or other government; (b) governmental entity of any nature (including any governmental agency, branch, department, official, committee or entity and any court or other tribunal), whether foreign or domestic; or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, whether foreign or domestic, including any arbitral tribunal and self-regulatory organizations.

“Holder” means the Person in whose name any shares of NVCE Stock are registered, which may be treated by the Corporation as the absolute owner of such shares of NVCE Stock for the purpose of making payment and settling conversion and for all other purposes.

“Investment Agreement” means that certain Investment Agreement, dated as of December 29, 2025, as it may be amended from time to time, by and among the Corporation, WPGG 14 Orion L.P. and WPFS II Orion L.P.

“Law” means, with respect to any Person, any legal, regulatory and administrative laws, statutes, rules, Orders and regulations applicable to such Person.

“Liens” means any and all liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements, or other restrictions on title or transfer of any nature whatsoever.

“NASDAQ” means the NASDAQ Global Select Market.

“Non-BHCA Affiliate” means a Person that is both (a) not the initial Holder of the instrument and (b) not a BHCA Affiliate of (i) the Holder of the instrument or (ii) a Person described in clause (a).

“NVCE Stock” has the meaning specified in Section I.

“NVCE Dividend Amount” has the meaning specified in Section IV(a).

“Order” means any applicable order, injunction, judgment, decree, ruling, or writ of any Government Entity.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Sections 13(d)(3) and 14(d) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Preferred Stock” has the meaning set forth in the Charter.

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of the Common Stock have the right to receive any cash, securities or other property or in which the Common Stock is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Common Stock entitled to receive such cash, securities or other property (whether such date is fixed by the Board or a duly authorized committee of the Board or by Law, contract or otherwise).

“Reorganization Event” has the meaning specified in Section VII(i)(ii).

“Subject NVCE Share” has the meaning set forth in Section III(a)(i).

“Trading Day” means a day on which the shares of Common Stock:

(i) are not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business; and

( ) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Common Stock.

“Warrant” has the meaning set forth in the Investment Agreement.

Section III. Conversion.

(a) Conversion upon Convertible Transfer.

(i) The shares of NVCE Stock shall not be convertible into any other class of capital stock of the Corporation, except in accordance with this Section III. On the terms and in the manner set forth in this Section III, but subject to the restrictions set forth in Section 4.1 and Section 4.2 of the Investment Agreement, upon the consummation of any Convertible Transfer of shares of NVCE Stock, each outstanding share of NVCE Stock subject to such Convertible Transfer (each, a “Subject NVCE Share”) shall automatically convert into a number of shares of Common Stock equal to the Applicable Conversion Rate.

(ii) On the Conversion Date, the Corporation shall effect the conversion of the Subject NVCE Shares by delivering the shares of Common Stock so converted pursuant to Section III(a)(i).

(b) Prior to the close of business on any applicable Conversion Date, the shares of Common Stock issuable upon conversion of any shares of NVCE Stock pursuant to Section III(a)(i) shall not be deemed outstanding for any purpose, and the Holders shall have no rights with respect to the Common Stock (including voting rights, rights to respond to tender offers for the Common Stock, and rights to receive any dividends or other distributions on the Common Stock) by virtue of holding shares of NVCE Stock, except as otherwise expressly set forth in this Certificate of Designations.

(c) Effective immediately prior to the close of business on any applicable Conversion Date, the rights of the Holders with respect to the shares of the NVCE Stock so converted shall cease and the Persons entitled to receive shares of Common Stock upon the conversion of such shares of NVCE Stock shall be treated for all purposes as having become the record and beneficial owners of such shares of Common Stock. In the event that the Holders that acquired NVCE Stock in a Convertible Transfer shall not by written notice to the Corporation designate the name in which shares of Common Stock and/or cash, securities or other property (including payments of cash in lieu of fractional shares) to be issued or paid upon conversion of shares of NVCE Stock acquired in a Convertible Transfer should be registered or paid or the manner in which such shares should be delivered, the Corporation shall be entitled to register and deliver such shares, and make such payment, in the name of the Holders and in the manner shown on the records of the Corporation.

(d) No fractional shares of Common Stock shall be issued upon any conversion of shares of NVCE Stock. If more than one share of NVCE Stock shall be surrendered for conversion at any one time by the same Holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of NVCE Stock so surrendered. Instead of any fractional shares of Common Stock that would otherwise be issuable upon conversion of any Subject NVCE Share, the Corporation shall pay an amount in cash (rounded to the nearest cent) equal to the fractional share of Common Stock that otherwise would be issuable hereunder, multiplied by the Closing Price of the Common Stock determined as of the second Trading Day immediately preceding the applicable Conversion Date.

(e) All shares of Common Stock which may be issued upon conversion of the shares of NVCE Stock will, upon issuance by the Corporation, be duly authorized, validly issued, fully paid and non-assessable, free and clear of all Liens (other than transfer restrictions imposed under applicable securities Laws) and not issued in violation of any preemptive right or Law.

(f) Effective immediately prior to the Conversion Date, dividends or distributions shall no longer be declared on any Subject NVCE Shares and such shares shall cease to be outstanding, in each case, subject to the rights of a Holder to receive any declared and unpaid dividends or distributions on such shares and any other payments to which they are otherwise entitled pursuant to Section IV or Section VII.

Section IV. Dividend Rights.

(a) From and after the Closing Date to (but excluding) the applicable Conversion Date, (i) the Holders shall be entitled to receive, when, as and if declared by the Board or any duly authorized committee of the Board (but only out of assets legally available therefor under the DGCL) all cash dividends or distributions (including regular quarterly dividends or distributions) declared and paid or made in respect of the shares of Common Stock, at the same time and on the same terms as holders of Common Stock, in an amount per share of NVCE Stock equal to the product of (x) the Applicable Conversion Rate then in effect and (y) any per share dividend or distribution, as applicable, declared and paid or made in respect of each share of Common Stock (the “NVCE Dividend Amount”), and (ii) the Board or any duly authorized committee thereof may not declare and pay any cash dividend or make any cash distribution in respect of Common Stock unless the Board or any duly authorized committee of the Board declares and pays to the Holders, at the same time and on the same terms as holders of Common Stock, the NVCE Dividend Amount per share of NVCE Stock. Notwithstanding any provision in this Section IV(a) to the contrary, no Holder of a share of NVCE Stock shall be entitled to receive any dividend or distribution made with respect to the Common Stock where the Record Date for determination of holders of Common Stock entitled to receive such dividend or distribution occurs prior to the date of issuance of such share of NVCE Stock. The foregoing shall not limit or modify the rights of any Holder to receive any dividend or other distribution pursuant to Section VII.

(b) Each dividend or distribution declared and paid pursuant to Section IV(a) will be payable to Holders of record of shares of NVCE Stock as they appear in the records of the Corporation at the close of business on the same day as the Record Date for the corresponding dividend or distribution to the holders of shares of Common Stock.

(c) Except as set forth in this Certificate of Designations, the Corporation shall have no obligation to pay, and the holders of shares of NVCE Stock shall have no right to receive, dividends or distributions at any time, including with respect to dividends or distributions with respect to Common Stock or any class or series of authorized Preferred Stock. To the extent the Corporation declares dividends or distributions on the NVCE Stock and on any Common Stock but does not make full payment of such declared dividends or distributions, the Corporation will allocate the dividend payments on a pro rata basis among the holders of the shares of NVCE Stock and the holders of any Common Stock then outstanding. For purposes of calculating the allocation of partial dividend payments, the Corporation will allocate dividend payments on a pro rata basis among the Holders and the holders of any Common Stock so that the amount of dividends or distributions paid per share on the shares of NVCE Stock and such Common Stock shall in all cases bear to each other the same ratio that payable dividends or distributions per share on the shares of the NVCE Stock and such Common Stock (but without, in the case of any noncumulative Preferred Stock, accumulation of dividends or distributions for prior dividend periods) bear to each other. The foregoing right shall not be cumulative and shall not in any way create any claim or right in favor of Holders in the event that dividends or distributions have not been declared or paid in respect of any prior calendar quarter.

(d) No interest or sum of money in lieu of interest will be payable in respect of any dividend payment or payments on shares of NVCE Stock or on such Common Stock that may be in arrears.

(e) Holders shall not be entitled to any dividends or distributions, whether payable in cash, securities or other property, other than dividends or distributions (if any) declared and payable on shares of NVCE Stock as specified in this Certificate of Designations.

(f) Notwithstanding any provision in this Certificate of Designations to the contrary, Holders shall not be entitled to receive any dividends or distributions on any shares of NVCE Stock on or after the applicable Conversion Date in respect of such shares of NVCE Stock that have been converted as provided herein, except to the extent that any such dividends or distributions have been declared by the Board or any duly authorized committee of the Board and the Record Date for such dividend occurs prior to such applicable Conversion Date.

Section V. Voting.

(a) Notwithstanding any stated or statutory voting rights, except as set forth in Section V(b), the Holders shall not be entitled to vote (in their capacity as Holders) on any matter submitted to a vote of the stockholders of the Corporation.

(b) So long as any shares of NVCE Stock are outstanding, the Corporation shall not, without the written consent or affirmative vote, given in person or by proxy, at a meeting called for that purpose by holders of at least a majority of the outstanding shares of NVCE Stock, voting as a single and separate class, amend, alter or repeal (including by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions, other than a Reorganization Event pursuant to which the NVCE Stock is treated in accordance with Section VII(i)) any provision of (i) this Certificate of Designations or (ii) the Charter, in either case, that would alter, modify or change the preferences, rights, privileges or powers of the NVCE Stock so as to, or in a manner that would, significantly and adversely affect the preferences, rights, privileges or powers of the NVCE Stock; provided, that neither (x) any increase in the amount of the authorized or issued NVCE Stock or any securities convertible into NVCE Stock nor (y) the creation and issuance, or an increase in the authorized or issued amount, of any series of Preferred Stock, or any securities convertible into Preferred Stock, ranking equal with and/or junior to the NVCE Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon the Corporation’s liquidation, dissolution or winding up, in either case, will, in and of itself, be deemed to significantly and adversely affect the preferences, rights, privileges or powers of the NVCE Stock and no Holders will have any right to vote their shares of NVCE Stock or consent to such action solely by reason of such an increase, creation or issuance.

(c) Notwithstanding the foregoing, the Corporation shall not, without the written consent or affirmative vote, given in person or by proxy, at a meeting called for that purpose by the unanimous consent of the holders of the outstanding shares of NVCE Stock, amend, alter or repeal (including by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions, other than a Reorganization Event pursuant to which the NVCE Stock is treated in accordance with Section VII(i)) the definitions of Base Price, Conversion Price or Applicable Conversion Rate under this Certificate of Designations.

(d) Notwithstanding the foregoing, the Holders shall not have any voting rights set out in Section V(b) if, at or prior to the effective time of the act with respect to which such vote would otherwise be required, all outstanding shares of NVCE Stock shall have been converted into shares of Common Stock.

Section VI. Liquidation.

(a) Subject to the terms hereof, the NVCE Stock shall, consistent with the requirements of 12 C.F.R. Section 217.20(b)(1) (or any successor regulation) with respect to common equity tier 1 capital, rank equally with, and have identical rights, preferences and privileges as, the Common Stock with respect to dividends or distributions (including regular quarterly dividends) declared by the Board and rights upon any liquidation, dissolution, winding up or similar proceeding of the Corporation, as provided in the Charter; provided, that, in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, holders of the NVCE Stock shall be entitled to receive, in preference to the holders of the Common Stock, in addition to the foregoing amount, an amount per share equal to $0.0001.

(b) For purposes of this Section VI, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Corporation shall be deemed not to be a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, nor shall the merger, consolidation or any other business combination transaction of the Corporation into or with any other corporation or Person or the merger, consolidation or any other business combination of any other corporation or Person into or with the Corporation be deemed to be a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation.

Section VII. Adjustments.

(a) The Conversion Price shall be subject to the adjustments described in this Section VII (each such event set forth in Section VII(b) through Section VII(i), an “Adjustment Event”).

(b) Stock Dividends and Distributions. If the Corporation pays dividends or other distributions on the Common Stock in shares of Common Stock, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the Ex-Date for such dividend or distribution by the following fraction:

OS0
1 OS

Where,

OS0	=	the number of shares of Common Stock outstanding immediately prior to Ex-Date for such dividend or distribution.

1
OS	=

the sum of (x) the number of shares of Common Stock outstanding immediately prior to the Ex-Date for such dividend or distribution, plus (y) the total number of shares of Common Stock issued in such dividend or distribution.

The adjustment pursuant to this Section VII(b) shall become effective at 9:00 a.m., New York City time on the Ex-Date for such dividend or distribution. For the purposes of this Section VII(b), the number of shares of Common Stock at the time outstanding shall not include shares held in treasury by the Corporation. If any dividend or distribution described in this Section VII(b) is declared but not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to make such dividend or distribution, to such Conversion Price that would be in effect if such dividend or distribution had not been declared.

(c) Subdivisions, Splits and Combinations of Common Stock. If the Corporationsubdivides, splits or combines the shares of Common Stock, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the effective date of such share subdivision, split or combination by the following fraction:

OS0
1 OS

Where,

OS0	=	the number of shares of Common Stock outstanding immediately prior to the effective date of such share subdivision, split or combination.

1
OS	=	the number of shares of Common Stock outstanding immediately after the opening of business on the effective date of such share subdivision, split or combination.

The adjustment pursuant to this Section VII(c) shall become effective at 9:00 a.m., New York City time on the effective date of such subdivision, split or combination. For the purposes of this Section VII(c), the number of shares of Common Stock at the time outstanding shall not include shares held in treasury by the Corporation. If any subdivision, split or combination described in this Section VII(c) is announced but the outstanding shares of Common Stock are not subdivided, split or combined, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to subdivide, split or combine the outstanding shares of Common Stock, to such Conversion Price that would be in effect if such subdivision, split or combination had not been announced.

(d) Issuance of Stock Purchase Rights. If the Corporation issues to all or substantiallyall holders of the shares of Common Stock rights or warrants (other than rights or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans) entitling them, for a period of up to 45 days from the date of issuance of such rights or warrants, to subscribe for or purchase the shares of Common Stock at less than the Current Market Price on the date immediately preceding the Ex-Date for such issuance, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the Ex-Date for such issuance by the following fraction:

OS0 + Y
OS0 + X

Where,

OS0	=	the number of shares of Common Stock outstanding immediately prior to the Ex-Date for such distribution.

X	=	the total number of shares of Common Stock issuable pursuant to such rights or warrants.

Y	=

the number of shares of Common Stock equal to (a) the aggregate price payable to exercise such rights or warrants divided by (b) the Current Market Price on the date immediately preceding the Ex-Date for the issuance of such rights or warrants.

Any adjustment pursuant to this Section VII(d) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Date for such issuance. For the purposes of this Section VII(d), the number of shares of Common Stock at the time outstanding shall not include shares held in treasury by the Corporation. The Corporation shall not issue any such rights or warrants in respect of shares of the Common Stock held in treasury by the Corporation. In the event that such rights or warrants described in this Section VII(d) are not so issued, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to issue such rights or warrants, to the Conversion Price that would then be in effect if such issuance had not been declared. To the extent that such rights or warrants are not exercised prior to their expiration or shares of Common Stock are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Conversion Price shall be readjusted to such Conversion Price that would then be in effect had the adjustment made upon the issuance of such rights or warrants been made on the basis of the delivery of only the number of shares of Common Stock actually delivered. In determining the aggregate offering price payable for such shares of Common Stock, there shall be taken into account any consideration received for such rights or warrants and the value of such consideration (if other than cash, to be reasonably determined by the Board).

(e) Debt or Asset Distributions. If the Corporation distributes to all or substantially all holders of shares of Common Stock evidences of indebtedness, shares of capital stock, securities, cash or other assets (excluding any dividend or distribution referred to in Section VII(b), any dividend or distribution paid exclusively in cash, any consideration payable in connection with a tender or exchange offer made by the Corporation or any of its subsidiaries, and any dividend of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit in the case of certain spin-off transactions as described below), then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the Ex-Date for such distribution by the following fraction:

SP0 – FMV
SP0

Where,

SP0	=	the Current Market Price per share of Common Stock on such date.

FMV	=	the fair market value of the portion of the distribution applicable to one share of Common Stock on such date as reasonably determined by the Board; provided that, if “FMV” as set forth above is equal to or greater than “SP0” as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each Holder shall receive on the date on which such distribution is made to holders of Common Stock, for each share of NVCE Stock, the amount of such distribution such Holder would have received had such holder owned a number of shares of Common Stock equal to the Applicable Conversion Rate on the Ex-Date for such distribution.

In a “spin-off”, where the Corporation makes a distribution to all holders of shares of Common Stock consisting of capital stock of any class or series, or similar equity interests of, or relating to, a subsidiary or other business unit, if a Holder did not participate in such distribution with respect to such shares of NVCE Stock as provided for in Section IV, the Conversion Price with respect to such share held by such Holder will be adjusted on the 15th Trading Day after the effective date of the distribution by multiplying such Conversion Price in effect immediately prior to such 15th Trading Day by the following fraction:

MP0
MP0+ MPS

Where,

MP0	=	the average of the Closing Prices of the Common Stock over the first 10 Trading Days commencing on and including the fifth Trading Day following the effective date of such distribution.

MPS	=	the average of the Closing Prices of the capital stock or equity interests representing the portion of the distribution applicable to one share of Common Stock over the first 10 Trading Days commencing on and including the fifth Trading Day following the effective date of such distribution, or, if not traded on a national or regional securities exchange or over-the-counter market, the fair market value of the capital stock or equity interests representing the portion of the distribution applicable to one share of Common Stock on such date as reasonably determined by the Board.

Any adjustment pursuant to this Section VII(e) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Date for such distribution. In the event that such distribution described in this Section VII(e) is not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to pay or make such dividend or distribution, to the Conversion Price that would then be in effect if such dividend or distribution had not been declared.

(f) Cash Distributions. If the Corporation makes a distribution consisting exclusively of cash to all holders of Common Stock, excluding any (i) cash dividend on the Common Stock to the extent a corresponding cash dividend is paid on the NVCE Stock pursuant to Section IV(a), (ii) cash that is distributed in a Reorganization Event or as part of a “spin-off” referred to in Section VII(e), (iii) dividend or distribution in connection with the Corporation’s liquidation, dissolution or winding-up, and (iv) consideration payable in connection with a tender or exchange offer made by the Corporation or any of its subsidiaries, then in each event, the Conversion Price in effect immediately prior to the Ex-Date for such distribution will be multiplied by the following fraction:

SP0 – DIV
SP0

Where,

SP0	=	the Closing Price per share of Common Stock on the Trading Day immediately preceding the Ex-Date.

DIV	=	the amount per share of Common Stock of the cash distribution, as determined pursuant to the introduction to this Section VII(f).

In the event that any distribution described in this Section VII(f) is not so made, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to pay such distribution, to the Conversion Price which would then be in effect if such distribution had not been declared.

Notwithstanding the foregoing, if “DIV” as set forth above is equal to or greater than “SP0” as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each Holder shall have the right to receive on the date on which the relevant cash dividend or distribution is distributed to holders of Common Stock, for each share of NVCE Stock, the amount of cash such Holder would have received had such holder owned a number of shares of Common Stock equal to the Applicable Conversion Rate on the Ex-Date for such distribution.

(g) Self-Tender Offers and Exchange Offers. If the Corporation or any of its subsidiaries successfully completes a tender or exchange offer for the Common Stock where the cash and the value of any other consideration included in the payment per share of the Common Stock exceeds the Closing Price per share of the

Common Stock on the Trading Day immediately succeeding the expiration of the tender or exchange offer, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time prior to the commencement of the offer by the following fraction:

0S0 x SP0
AC + (SP0 x OS1)

Where,

SP0	=	the Closing Price per share of Common Stock on the Trading Day immediately succeeding the commencement of the tender or exchange offer.

OS0	=	the number of shares of Common Stock outstanding immediately prior to the expiration of the tender or exchange offer, including any shares validly tendered and not withdrawn.

OS1	=	the number of shares of Common Stock outstanding immediately after the expiration of the tender or exchange offer (after giving effect to such tender offer or exchange offer).

AC	=	the aggregate cash and fair market value of the other consideration payable in the tender or exchange offer, as reasonably determined by the Board.

Any adjustment made pursuant to this Section VII(g) shall become effective immediately prior to 9:00 a.m., New York City time, on the Trading Day immediately following the expiration of the tender or exchange offer. In the event that the Corporation or one of its subsidiaries is obligated to purchase shares of Common Stock pursuant to any such tender offer or exchange offer, but the Corporation or such subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Price shall be readjusted to be such Conversion Price that would then be in effect if such tender offer or exchange offer had not been made.

(h) Rights Plans. To the extent that the Corporation has a rights plan in effect with respect to the Common Stock on any Conversion Date, upon conversion of any shares of the NVCE Stock, the Holders will receive, in addition to the shares of Common Stock, the rights under the rights plan, unless, prior to such Conversion Date, the rights have separated from the shares of Common Stock, in which case the Conversion Price will be adjusted at the time of separation as if the Corporation had made a distribution to all holders of Common Stock as described in Section VII(e), subject to readjustment in the event of the expiration, termination or redemption of such rights.

(i) Reorganization Events.

(i) Upon the occurrence of a Reorganization Event prior to an applicable Conversion Date, each share of NVCE Stock outstanding immediately prior to such Reorganization Event shall, without the consent of Holders, automatically convert into the types and amounts of securities, cash, and other property that is or was receivable in such Reorganization Event by a holder (other than the counterparty to the Reorganization Event or an Affiliate of such other party) of the number of shares of Common Stock into which such share of NVCE Stock was convertible immediately prior to such Reorganization Event in exchange for such shares of NVCE Stock (such securities, cash, and other property, the “Exchange Property”); provided that, to the extent receipt of any Exchange Property would be prohibited by Law or would require the Holder to obtain any consent, authorization, approval, license or permit of any Governmental Entity to acquire or hold the Exchange Property, then the portion of the NVCE Stock of such Holder that such Holder is prohibited by Law or requires such action to acquire or hold shall instead either (A) convert into a substantially identical non-voting security (with commensurate voting powers and conversion rights as the NVCE Stock hereunder) of the entity surviving such

Reorganization Event or other entity in which holders of shares of Common Stock receive securities in connection with such Reorganization Event or (B) if proper provision is not made to give effect to the foregoing subclause (A), remain outstanding without any alterations to the terms thereof and be convertible into the Exchange Property.

(ii) A “Reorganization Event” shall mean:

(1) any consolidation, merger, conversion or other similar business combination of the Corporation with or into another Person, in each case, pursuant to which all or substantially all of the Common Stock outstanding will be converted into cash, securities, or other property of the Corporation or another Person;

(2) any sale, transfer, lease, or conveyance to another Person of all or substantially all of the property and assets of the Corporation and its subsidiaries, taken as a whole, in each case pursuant to which all of the Common Stock outstanding will be converted into cash, securities, or other property of the Corporation or another Person;

(3) any reclassification of the Common Stock into securities other than the Common Stock; or

(4) any statutory exchange of all of the outstanding shares of Common Stock for securities of another Person (other than in connection with a merger or acquisition).

(iii) In the event that holders of the shares of the Common Stock have the opportunity to elect the form of consideration to be received in such Reorganization Event, the Corporation shall ensure that the Holders have the same opportunity to elect the form of consideration in accordance with the same procedures and pro ration mechanics that apply to the election to be made by the holders of the Common Stock. The amount of Exchange Property receivable upon conversion of any NVCE Stock shall be determined based upon the Conversion Price in effect on the date on which such Reorganization Event is consummated.

(iv) The provisions of this Section VII(i) shall similarly apply to successive Reorganization Events or any series of transactions that results in a Reorganization Event and the provisions of Section VII(i) shall apply to any shares of capital stock of the Corporation (or any successor) received by the holders of the Common Stock in any such Reorganization Event.

(v) The Corporation (or any successor) shall, at least twenty (20) days prior to the occurrence of any Reorganization Event, use reasonable best efforts to provide written notice to the Holders of the anticipated occurrence of such event and of the type and amount of the cash, securities or other property that constitutes the Exchange Property. Failure to deliver such notice shall not affect the operation of this Section VII.

(vi) The Corporation shall not enter into any agreement for a transaction constituting a Reorganization Event unless such agreement provides for the conversion of the NVCE Stock into the Exchange Property in a manner that is consistent with and gives effect to this Section VII(i).

(j) No adjustment to the Conversion Price shall be made with respect to a share of NVCE Stock if the Holder thereof has participated in the transaction that would otherwise give rise to an adjustment with respect to such share of NVCE Stock, as a result of holding such share of NVCE Stock at the time of such transaction (including pursuant to Section IV), without having to convert such share of NVCE Stock, as if they held the full number of shares of Common Stock into which each such share of the NVCE Stock held by them may then be converted.

(k) Notwithstanding anything to the contrary herein, an Adjustment Event shall not allow the Holder to acquire a higher percentage of any Class of Voting Securities of the Corporation than the Holder (together with its affiliates for purposes of the BHC Act) beneficially owned immediately prior to such Adjustment Event.

Section VIII. Reports as to Adjustments.

Whenever the number of shares of Common Stock into which the shares of the NVCE Stock are convertible is adjusted as provided in Section VII, the Corporation shall promptly, but in any event within ten days thereafter, compute such adjustment and furnish to the Holders a notice stating the number of shares of Common Stock into which each share of the NVCE Stock is convertible as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof and when such adjustment will become effective. Amounts resulting from any calculation hereunder will be rounded to the nearest 1/10,000th.

Section IX. Reservation of Stock.

(a) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion of shares of NVCE Stock as provided in this Certificate of Designations, free from any preemptive or other similar rights, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of NVCE Stock then outstanding.

(b) The Corporation hereby covenants and agrees that, for so long as shares of the Common Stock are listed on the NASDAQ or any other national securities exchange or automated quotation system, the Corporation will, if permitted by the rules of such exchange or automated quotation system, list and keep listed that number of shares of Common Stock issuable upon conversion of shares of all the NVCE Stock.

Section X. Exclusion of Other Rights.

The shares of NVCE Stock shall not have any voting powers except as expressly described herein, and, except as may otherwise be required by Law, shall not have any preferences or relative, participating, optional or other special rights, other than those specifically set forth herein (as this Certificate of Designations may be amended from time to time) and in the Charter. The shares of NVCE Stock shall have no preemptive or subscription rights.

Section XI. Severability of Provisions.

If any voting powers, preferences or relative, participating, optional or other special rights of the NVCE Stock and qualifications, limitations and restrictions thereof set forth in this Certificate of Designations (as this Certificate of Designations may be amended from time to time) are invalid, unlawful or incapable of being enforced by reason of any rule of Law, all other voting powers, preferences and relative, participating, optional and other special rights of NVCE Stock and qualifications, limitations and restrictions thereof set forth in this Certificate of Designations (as so amended) which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences or relative, participating, optional or other special rights of NVCE Stock and qualifications, limitations and restrictions thereof shall, nevertheless, remain in full force and effect, and no voting powers, preferences or relative, participating, optional or other special rights of NVCE Stock or qualifications, limitations and restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences or relative, participating, optional or other special rights of NVCE Stock or qualifications, limitations and restrictions thereof unless so expressed herein.

Section XII. Cancellation of NVCE Stock.

Any shares of NVCE Stock that have been duly converted in accordance with this Certificate of Designations, or reacquired by the Corporation, shall be cancelled promptly thereafter and revert to authorized but unissued shares of Preferred Stock undesignated as to series. Such shares may be designated or redesignated and issued or reissued, as the case may be, as part of any series of Preferred Stock. The Corporation may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of NVCE Stock solely in accordance with the foregoing.

Section XIII. Additional Authorized Shares.

Notwithstanding anything set forth in the Charter or this Certificate of Designations to the contrary, the Board or any authorized committee of the Board, without the vote of the Holders, may increase or decrease the number of authorized shares of NVCE Stock or other stock ranking junior or senior to, or on parity with, the NVCE Stock as to dividends and the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section XIV. Determinations.

The Corporation shall have the sole right to make all calculations called for hereunder. Absent fraud or manifest error, such calculations shall be final and binding on all Holders. The Corporation shall have the power to resolve any ambiguity and its action in so doing, as evidenced by a resolution of the Board, shall be final and conclusive unless clearly inconsistent with the intent hereof. Amounts resulting from any calculation will be rounded, if necessary, to the nearest one ten-thousandth, with five one-hundred thousandths being rounded upwards.

The NVCE Stock is intended to qualify as common equity tier 1 capital for purposes of 12 C.F.R. Section 217.20(b)(1) (or any successor regulation), and the terms of this Certificate of Designation shall be interpreted, construed and applied to achieve such regulatory capital treatment.

Section XV. No Redemption.

The Corporation may not, at any time, redeem the outstanding shares of the NVCE Stock, other than as otherwise expressly set forth in Section VII and with the prior approval of the Board of Governors of the Federal Reserve System to the extent required by law or regulation.

Section XVI. Maturity.

The NVCE Stock shall be perpetual, unless converted in accordance with this Certificate of Designations.

Section XVII. Repurchases.

Subject to the limitations imposed herein, the Corporation may purchase and sell shares of NVCE Stock from time to time to such extent, in such manner, and upon such terms as the Board or any duly authorized committee of the Board may determine; provided that any repurchase of shares of NVCE Stock by the Corporation shall require prior approval of the Board of Governors of the Federal Reserve System to the extent required by law or regulation.

Section XVIII. No Sinking Fund.

Shares of NVCE Stock are not subject to the operation of a sinking fund.

Section XIX. Notices.

All notices, demands or other communications to be given hereunder shall be in writing and shall be deemed to have been given (a) on the date of delivery if delivered personally to the recipient, or if by email, upon delivery (provided that no auto-generated error or non-delivery message is generated in response thereto), (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to (i) if to the Corporation, OceanFirst Financial Corp., 110 West Front Street, Red Bank, New Jersey 07701, Attention: Chief Executive Officer, Email: [REDACTED]@oceanfirst.com; with a copy to: General Counsel, Email: [REDACTED]@oceanfirst.com or (ii) if to any Holder or holder of Common Stock, as the case may be, to such Holder or holder at the address listed in the stock record books of the Corporation, or, in each case, such other address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party.

Section XX. Taxes.

(a) The Corporation and each Holder shall bear their own costs, fees and expenses in connection with any conversion contemplated by Section III(a)(i), except that the Corporation shall pay any and all transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes in connection with, or arising by reason of, any issuance or delivery of shares of NVCE Stock or Common Stock or other securities issued on account of NVCE Stock pursuant hereto, including in connection with any conversion contemplated by Section III(a)(i); provided that the Corporation shall not be required to pay any such tax that may be payable in connection with any conversion contemplated by Section III(a)(i) to the extent such tax is payable because a registered holder of NVCE Stock requests Common Stock to be registered in a name other than such registered holder’s name and no such Common Stock will be so registered unless and until the registered holder making such request has paid such taxes to the Corporation or has established to the satisfaction of the Corporation that such taxes have been paid or are not payable.

(b) The Corporation and each Holder agree that (i) it is intended that the NVCE Stock not constitute “preferred stock” within the meaning of Section 305 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder and (ii) except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code, neither the Corporation nor any Holder shall treat the NVCE Stock as such for United States federal income tax or withholding tax purposes or otherwise take any position inconsistent with such treatment.

(c) Notwithstanding anything herein to the contrary, the Corporation shall be entitled to deduct and withhold from any consideration otherwise payable on or with respect to the NVCE Stock such amounts as it is required to deduct or withhold with respect to the making of such payment under the Code, or any other applicable tax Law; provided that the Corporation shall provide each Holder a reasonable opportunity to provide such forms or other documentation that would eliminate or reduce any such deduction or withholding. If any amounts are so deducted or withheld and subsequently paid to the applicable Government Entity, such deducted or withheld amounts shall be treated for all purposes hereunder as having been paid to the person to which such amounts would have otherwise been payable.

Section XXI. No Stock Certificates.

Notwithstanding anything to the contrary contained in this Certificate of Designations, no shares of NVCE Stock shall be issued in physical, certificated form. All shares of NVCE Stock shall be evidenced by book-entry on the record books maintained by the Corporation or its transfer agent.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be signed by the undersigned on this [●]th day of [ ], [  ].

OCEANFIRST FINANCIAL CORP.

By:
Name:
Title:

[Signature Page to Certificate of Designations]

Annex E

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF UNLESS (I) A REGISTRATION STATEMENT RELATING THERETO IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE SECURITIES LAWS.

THE SECURITIES ISSUABLE UNDER THIS INSTRUMENT ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH HEREIN AND IN AN INVESTMENT AGREEMENT, DATED AS OF DECEMBER 29, 2025, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER.

FORM OF

WARRANT

to purchase

[●]1

Shares of Non-Voting Common Equivalent Stock

of

OceanFirst Financial Corp.

a Delaware Corporation

No. 01	Issue Date: [●]

[1]	To be (a) the Investment Amount, (b) divided by $19.76, and (c) divided by 1,000.

E-i

Index of Defined Terms

Page

ACT	E-i
affiliate	E-1
Applicable Price	E-1
Applicable Restrictions	E-7
Appraisal Procedure	E-1
Business Combination	E-1
business day	E-1
Cash Designated Event	E-19
Certificate of Designations	E-2
Certificate of Incorporation	E-2
Company	E-4
Convertible Transfer	E-2
Designated Event	E-2
Designated Price	E-2
Effective Date	E-17
Exchange Act	E-7
Excluded Stock	E-2
Exercise Price	E-3
Expiration Date	E-5
Fair Market Value	E-3
Group	E-3
Investment Agreement	E-3
Issue Date	E-3
Mandatory Exercise Price	E-3
Notice of Exercise	E-4
NVCE Stock	E-4
Ownership Limitation	E-7
Per Share Cash Designated Event Consideration	E-19
person	E-4
SEC	E-11
Share Recipient	E-9
Shares	E-4
Subject Record Date	E-15
Trading Day	E-4
Transfer	E-4
Warrant	E-4
Warrant Certificate	E-4
Warrantholder	E-4
Warrantholder Group	E-7
Warrantholder Person	E-7

E-ii

1. Definitions. Unless the context otherwise requires, when used herein the following terms shall have the meanings indicated. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Investment Agreement.

“affiliate” of a specified person is any person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person; provided that if the Warrantholder is controlled by a private equity sponsor or similar investment firm, “affiliate” shall not include any “portfolio company” (as such term is customarily used in the private equity industry), or any investment fund or vehicle (other than any such fund or vehicle with a direct or indirect interest in Investor), of or related to or affiliated with or managed by such sponsor or firm. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such person, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Price” means the applicable Conversion Price (as defined in the Certificate of Designations), as adjusted from time to time pursuant to the Certificate of Designations.

“Appraisal Procedure” means a procedure whereby two independent appraisers, one chosen by the Company and one chosen by the Warrantholder, shall mutually agree upon the determinations then the subject of appraisal. Each party shall deliver a notice to the other appointing its appraiser within fifteen (15) days after the Appraisal Procedure is invoked. If within thirty (30) days after appointment of the two appraisers they are unable to mutually agree upon the amount in question, a third independent appraiser shall be chosen within ten (10) days thereafter by the mutual agreement of such first two appraisers or, if such first two appraisers fail to agree upon the appointment of a third appraiser, such appointment shall be made by the American Arbitration Association, or any organization successor thereto, from a panel of arbitrators having experience in the appraisal of the subject matter to be appraised. The decision of the third appraiser so appointed and chosen shall be given within thirty (30) days after the selection of such third appraiser. If three appraisers shall be appointed and the determination of one appraiser is disparate from the middle determination by more than twice the amount by which the other determination is disparate from the middle determination, then the determination of such appraiser shall be excluded, the remaining two determinations shall be averaged and such average shall be binding and conclusive on the Company and the Warrantholder; otherwise, the average of all three determinations shall be binding and conclusive on the Company and the Warrantholder. The costs of conducting any Appraisal Procedure shall be borne by the Company; provided that, if the final determination of the appraisers is less than the fair market value determination of the Board of Directors, then such costs shall be borne solely by the Warrantholder.

“Business Combination” means, whether in a single transaction or series of related transactions, a merger, division, consolidation, share exchange, reorganization, sale of all or substantially all of the Company’s assets to another person or similar transaction (which may include a reclassification) involving the Company (other than the Mergers).

“business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by Law to be closed.

“Certificate of Designations” means the Certificate of Designations of the Non-Voting Common Equivalent Stock, filed with the Delaware Secretary of State on [●], effective as of [●].

“Certificate of Incorporation” means the Certificate of Incorporation of the Company (as amended by the Certificate of Designations, and as may be further amended, restated, supplemented or otherwise modified from time to time).

“Convertible Transfer” shall have the meaning set forth in the Certificate of Designations.

“Designated Event” means a single transaction or series of related transactions pursuant to which: (i) any “person” or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) has become the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of shares of Voting Common Stock representing 50% or more of the total voting power of all outstanding classes of the Company’s voting stock; (ii) the Company consolidates with, effects a binding share exchange with, or merges with or into, another person or the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, or any person consolidates with, or merges with or into, the Company, in any such event, other than any transaction or series of related transactions: (A) pursuant to which the persons that “beneficially owned,” directly or indirectly, a majority of the total voting power of the shares of the Voting Common Stock immediately prior to such transaction “beneficially own,” directly or indirectly, shares of voting stock representing a majority of the total voting power of all outstanding classes of voting stock of the surviving, resulting or transferee person, or of the parent entity of such surviving or transferee person, and such holders’ proportional voting power immediately after such transaction vis-à-vis each other with respect to the securities they receive in such transaction shall be in substantially the same proportions as their respective voting power vis-à-vis each other immediately prior to such transaction; or (B) which is effected solely to change jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of the Voting Common Stock solely into equivalent shares of common stock of the surviving entity; or (iii) the holders of the Company’s capital stock approve any plan or proposal for the liquidation or dissolution of the Company.

“Designated Price” means, for any Designated Event, (i) if the consideration paid to holders of Voting Common Stock in connection with such Designated Event consists exclusively of cash, the Per Share Cash Designated Event Consideration multiplied by the number of shares of Voting Common Stock into which such NVCE Stock is then convertible, and (ii) in all other cases, the ten (10) Trading Day average of the Market Price of the Shares ending on the Trading Day prior to the Effective Date of such Designated Event.

“Excluded Stock” means (1) shares of Voting Common Stock issued by the Company as a stock dividend payable in shares of Voting Common Stock, or upon any subdivision or split-up of the outstanding shares of Voting Common Stock, in each case, which is subject to Section VII(b) of the Certificate of Designations, or upon conversion of securities (but not the issuance of such securities convertible or exchangeable into Voting Common Stock which will be subject to the provision of Section 15(b)), (2) shares of Voting Common Stock to be issued in good faith to directors, officers, employees, consultants or other agents of the Company or its Subsidiaries pursuant to options, restricted stock units, other equity-based awards or other compensatory arrangements approved by the Board of Directors in the ordinary course of providing equity compensation awards, (3) any shares of Voting Common Stock issued upon conversion of the NVCE Stock, (4) any shares issued upon the conversion of the Shares issued under this Warrant, (5) any shares of Voting Common Stock or preferred stock of the Company issued pursuant to the Merger Agreement, (6) any other securities exercisable or exchangeable for or convertible into shares of Voting Common Stock issued and outstanding on the Issue Date; provided that, in the case of this clause (6), such securities have not been amended subsequent to the issuance of this Warrant to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities or to extend the term of such securities, and (7) any shares of capital stock issued or sold to the Warrantholder or any of its Affiliates.

“Exercise Price” means $19,760; provided, that the foregoing shall be subject to adjustment as expressly set forth herein.

“Fair Market Value” means, with respect to any security or other property, the fair market value of such security or other property as determined by the Board of Directors, acting in good faith in reliance on advice received by the Board of Directors from a nationally recognized independent investment banking firm retained by the Company for the purpose of determining the fair market value of shares of the NVCE Stock and certified in a resolution to the Warrantholder. If the Warrantholder does not accept the Board of Director’s calculation of fair market value and, thereafter, the Warrantholder and the Company are unable to agree on fair market value, then the Appraisal Procedure shall be used to determine fair market value.

“Group” means a group as contemplated by Section 13(d)(3) of the Exchange Act.

“Investment Agreement” means that certain Investment Agreement, dated as of December 29, 2025, as it may be amended from time to time, by and among the Company, WPGG 14 Orion L.P. and WPFS II Orion L.P.

“Issue Date” means the date first set forth above opposite the heading Issue Date.

“Mandatory Exercise Price” means $30.00; provided, that the foregoing shall be subject to adjustment as expressly set forth herein.

“Market Price” means, with respect to (1) the NVCE Stock, on any given day, (a) the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, of the shares of the NVCE Stock on the principal exchange or market on which the NVCE Stock is so listed or quoted, (b) if the NVCE Stock is not so publicly traded, the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, of the shares of the Voting Common Stock on the principal exchange or market on which the Voting Common Stock is so listed or quoted multiplied by the number of shares of Voting Common Stock into which such NVCE Stock is then convertible or (c) if neither the foregoing clause (a) nor clause (b) applies, the Fair Market Value of a share of the NVCE Stock and (2) the Voting Common Stock, on any given day, (a) the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, of the shares of the Voting Common Stock on the principal exchange or market on which the Voting Common Stock is so listed or quoted or (b) if the foregoing clause (a) does not apply, the Fair Market Value of a share of the Voting Common Stock. “Market Price” shall be determined without reference to after-hours or extended-hours trading.

“Notice of Exercise” means a duly completed and executed Notice of Exercise, the form of which is annexed hereto.

“NVCE Stock” means Non-Voting Common Equivalent Stock, par value $0.01 per share, of the Company.

“person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Trading Day” means a day on which the shares of Voting Common Stock (1) are not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business; and (2) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Voting Common Stock.

“Transfer” means to sell, transfer, make any short sale of, loan, grant any option for the purchase of or interest in or otherwise dispose of this Warrant or any rights hereunder; provided, however, that a pledge or other encumbrance of this Warrant or any rights hereunder that creates a mere security interest in this Warrant or any rights hereunder shall not constitute a Transfer.

“Warrant” means this Warrant issued pursuant to the Investment Agreement.

“Warrant Certificate” means this certificate evidencing this Warrant.

“Warrantholder” means the person who shall from time to time own this Warrant, including any transferee thereof.

2. Number of Shares; Persons Entitled to Exercise Warrant. On the terms and subject to the conditions, requirements and procedures set forth herein, OceanFirst Financial Corp., a Delaware corporation (the “Company”), hereby certifies that, unless this Warrant has been earlier redeemed, surrendered, cancelled or exercised in full, for value received, this Warrant is exercisable in whole at any time or in part from time to time, for, in the aggregate, [●] duly authorized, validly issued, fully-paid and nonassessable shares of NVCE Stock (“Shares”), as such number may be adjusted in accordance with the terms of this Warrant, free and clear of all Liens (other than transfer restrictions imposed under the Investment Agreement, this Warrant or applicable securities Laws), by the Warrantholder. The number of Shares issuable hereunder, the Exercise Price and the Mandatory Exercise Price are subject to adjustment as provided herein and in the Certificate of Designations, and all references to “Shares,” “Exercise Price” and “Mandatory Exercise Price” herein shall be deemed to include any such adjustment or series of adjustments. If this Warrant is transferred in a Convertible Transfer to any person for whom the underlying NVCE Stock would automatically convert into Voting Common Stock pursuant to Section III(a) of the Certificate of Designations if transferred directly, then, notwithstanding anything to the contrary in this Warrant, this Warrant shall be exercisable by such person in whole at any time or in part from time to time for the number of shares of Voting Common Stock into which the Shares would be convertible pursuant to the Certificate of Designations at the time of exercise (including any cumulative adjustment pursuant to the proviso in the definition of Conversion Price in the Certificate of Designations), and the remaining terms of this Warrant shall apply to such exercise mutatis mutandis.

3. Exercise of Warrant; Term.

(a) On the terms and subject to the conditions, requirements and procedures set forth herein, prior to 5:00 p.m. (New York City time) on the seven (7) year anniversary of the Issue Date (the “Expiration Date”):

(i) this Warrant may be exercised by the Warrantholder, in whole or in part, from time to time, at any time after 9:00 a.m., New York City time, (1) during the period beginning on the third anniversary of the Closing and ending on the Expiration Date or (2) prior to such third anniversary (x) at any time after the Market Price of the Voting Common Stock equals or exceeds the Mandatory Exercise Price at the close of any Trading Day of NASDAQ (or, if NASDAQ is not the principal exchange or market on which the Voting Common Stock is so listed or quoted, such other principal exchange or market on which the Voting Common Stock is so listed or quoted) or (y) in connection with a Designated Event as contemplated by Section 17, in each case of clause (1) or (2), by (x) the delivery by the Warrantholder to the Company of a Notice of Exercise and (y) if applicable, payment by the Warrantholder to the Company of the Exercise Price for the Shares specified in such Notice of Exercise pursuant to Section 3(b); and

(ii) this Warrant shall be automatically exercised in full for Shares in the event the Market Price of the Voting Common Stock equals or exceeds the Mandatory Exercise Price for twenty (20) or more Trading Days during any thirty (30)-consecutive Trading Day period of NASDAQ (or, if NASDAQ is not the principal exchange or market on which the Voting Common Stock is so listed or quoted, such other principal exchange or market on which the Voting Common Stock is so listed or quoted), and the Warrantholder shall remit to the Company the Exercise Price for the Shares pursuant to Section 3(b).

(b) Payment of the Exercise Price for the Shares in any exercise pursuant to Section 3(a) shall be effected by the Company withholding, from the Shares that would otherwise be delivered to the Warrantholder upon such exercise, an amount of Shares (but for the avoidance of doubt not more than the number of Shares that would be otherwise deliverable) equal in value to the aggregate Exercise Price in respect of the Shares as to which this Warrant is so exercised, based on, in the case of an exercise pursuant to (i) Section 3(a)(i), the ten (10) Trading Day average of the Market Price of the Shares ending on the second Trading Day prior to the date on which this Warrant is exercised or (ii) Section 3(a)(ii), the ten (10) Trading Day average of the Market Price of the Shares commencing on the second Trading Day following the date on which this Warrant is automatically exercised (provided that in the case of a Cash Designated Event such calculation shall be based on the Per Share Cash Designated Event multiplied by the number of shares of Voting Common Stock into which such NVCE Stock is then convertible) (“Net Share Settlement”); provided that, if the Company and the Warrantholder mutually agree in writing otherwise, payment of the Exercise Price for the Shares in any exercise pursuant to Section 3(a) shall be made by the Warrantholder delivering to the Company cash in an amount equal to the aggregate Exercise Price by wire transfer of immediately available funds to an account designated by the Company.

(c) If the Warrantholder exercises a portion (but not all) of this Warrant pursuant to Section 3(a)(i), the Warrantholder will, at the option of the Warrantholder, be entitled to receive from the Company, within a reasonable time, and in any event not exceeding three (3) business days after notice thereof to the Company, a new Warrant Certificate in substantially identical form to this Warrant Certificate, but for the purchase of that number of Shares that remain issuable pursuant to this Warrant.

(d) If the Warrantholder does not elect to receive a new Warrant Certificate in accordance with Section 3(c), then, notwithstanding anything herein to the contrary, the Warrantholder shall not be required to physically surrender this Warrant to the Company until this Warrant has been exercised in full, in which case, the Warrantholder shall surrender this Warrant to the Company for cancellation within three (3) business days after the date the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in the issuance of a portion of the total number of Shares issuable hereunder shall have the effect of lowering the outstanding number of Shares issuable hereunder in an amount equal to the applicable number of Shares issued upon such partial exercises hereof. The Warrantholder and the Company shall maintain records showing the number of Shares issued upon partial exercises hereof and the date of such issuances. The Company shall inform the Warrantholder if a Notice of Exercise has not been duly completed within three (3) business days of receipt of such notice, but shall not refuse or object to the issuance of the Shares upon receipt of, and pursuant to, a duly completed Notice of Exercise. The Warrantholder, by acceptance of this Warrant, acknowledges and agrees that, by reason of the provisions of this Section 3, following the exercise of a portion of this Warrant, the number of Shares issuable hereunder at any given time may be less than the amount stated on the face hereof.

(e) Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a public offering or a sale of the Company (pursuant to a merger, sale of stock, or otherwise), such exercise may, at the election of the Warrantholder (as set forth in the applicable Notice of Exercise), be conditioned upon the consummation of such transaction, in which case, such exercise shall not be deemed to be effective until immediately prior to the consummation of such transaction.

(f) Following the close of business on the Expiration Date, this Warrant shall terminate and the Warrantholder shall have no right to acquire any shares pursuant hereto, other than settlement of any exercise pursuant to Section 3(a) that properly occurred prior to the Expiration Date.

4. Limitation of Exercise.

(a) The Warrantholder shall have no right to exercise this Warrant, and the Company shall have no obligation to effect any exercise of this Warrant, to the extent that after giving effect to any exercise of this Warrant, such exercise would or would reasonably be expected to (i) cause the Warrantholder, its affiliates or any of their partners or principals to (A) “control” the Company or be required to become a bank holding company, in each case, pursuant to the Bank Holding Company Act of 1956 (the “BHC Act”) , or own or be deemed to control one-third or more of the Company’s “total equity” (as interpreted and calculated in accordance with 12 CFR 225.34 or any successor or similar regulation or interpretation); or (B) serve as a source of financial strength to the Company pursuant to the BHC Act; or (ii) require the Warrantholder, its affiliates or any of their partners or principals to have made any advance filing with, obtained any approval, authorization consent, permit or license of, or provided notice to, any Governmental Entity under Law (which such filing has not been made, or approval, authorization, consent, permit or license has not been obtained or such notice has not been duly provided), including the expiration of any waiting periods associated therewith (including any extensions thereof). In the event that the limitation in this Section 4(a) becomes applicable as a result upon exercise of this Warrant pursuant Section 3(a)(ii), such automatic exercise shall apply only to the portion of the Shares permitted to be delivered in accordance with this Section 4(a) and this Warrant shall remain outstanding with respect to any remaining Shares underlying this Warrant but for purposes of any subsequent exercise of this Warrant the Market Price will be deemed to be the Market Price in effect as of the initial automatic exercise pursuant Section 3(a)(ii) (subject to adjustment in accordance with Section 15 to preserve the value intended economic effect of the automatic exercise) (and, for the avoidance of doubt, giving effect to any cumulative adjustment pursuant to the proviso in the definition of Conversion Price in the Certificate of Designations). This Warrant shall be automatically exercised at such subsequent time(s) when, but in each case only to the extent, permitted pursuant this Section 4(a).

(b) Notwithstanding anything to the contrary contained in this Warrant, but subject to the following sentence, no Shares will be issued or delivered upon any exercise of this Warrant, and the Warrantholder will not be entitled to receive Shares upon any such exercise, in each case to the extent, and only to the extent, that such issuance or delivery would result in (i) the Warrantholder, or a “person” or “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) that includes the Warrantholder (a “Warrantholder Group”), beneficially owning in excess of 4.5% of the then-outstanding shares of Voting Common Stock (determined in accordance with Rule 13d-3 under the Exchange Act) or (ii) the Warrantholder, such Warrantholder Group or any person whose ownership position would be aggregated with that of the Warrantholder or such Warrantholder Group (the Warrantholder, such Warrantholder Group or any such person, a “Warrantholder Person”) under any federal, state or local laws, regulations or regulatory orders that are, in each case, applicable to ownership of shares of Voting Common Stock (“Applicable Restrictions”), owning, beneficially owning, constructively owning, controlling, holding the power to vote or otherwise meeting a relevant definition of ownership in excess of a number of shares of Voting Common Stock equal to (x) the number of shares of Voting Common Stock that would give rise to reporting or registration obligations or other requirements (including obtaining prior approval by a state or federal regulator) of a Warrantholder Person, and with respect to which such requirements have not been met or the relevant approval has not been received, in each case minus (y) 0.1% of the then-outstanding shares of Voting Common Stock (the restrictions set forth in this sentence, the “Ownership Limitation”). If any Shares (and cash in lieu of fractional Shares) otherwise due upon the exercise of the Warrant is not delivered as a result of the Ownership Limitation, then the Company’s obligation to deliver such Shares (and cash in lieu of fractional Shares) will not be extinguished and will remain in full force and effect, provided that the Company will deliver such Shares (for the avoidance of doubt, giving effect to any cumulative adjustment pursuant to the proviso in the definition of Conversion Price in the Certificate of Designations through the date of delivery) (and cash in lieu of fractional Shares) as soon as reasonably practicable after (and to the extent that) the Warrantholder provides written notice to the Company that such delivery will not contravene the Ownership Limitation. Subject to the preceding sentence, any purported delivery of Shares upon exercise of this Warrant will be void and have no effect to the extent, and only to the extent, that such delivery would contravene the Ownership Limitation. Upon the reasonable written request of the Warrantholder, the Company shall within three (3) Trading Days confirm orally or in writing to the Warrantholder the number of shares of Voting Common Stock then outstanding, including by virtue of any prior conversion or exercise of convertible or exercisable securities into Voting Common Stock. Notwithstanding the foregoing, the provisions of this Section 4(b), other than the immediately preceding sentence, shall not apply to the initial Warrantholder to which this Warrant was originally issued and affiliates of such initial Warrantholder.

5. Covenants and Representations of the Company. The Company hereby represents, covenants and agrees, as applicable:

(a) Except and to the extent as waived or consented to by the Warrantholder, the Company shall not by any action, including amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or intentionally seek to avoid the observance or performance of any of the terms of this Warrant, but shall at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Warrantholder as set forth in this Warrant against impairment.

(b) The Company shall (i) not increase the par value of any Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) issue duly authorized, validly issued, fully paid and non-assessable Shares upon the proper exercise of this Warrant, and (iii) use reasonable best efforts to (x) obtain all such authorizations, exemptions or consents required of the Company from any Governmental Entity as may be necessary to enable the Company to perform its express obligations under this Warrant and (y) take all necessary actions so that the Shares may be issued without violation of Law or any requirement of any securities exchange on which the Shares or the Voting Common Stock are listed or traded.

(c) Before taking any action which would result in an adjustment in the number of Shares for which this Warrant is exercisable or in the Exercise Price or Mandatory Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, and take all such corporate action, as may be necessary in order that the Company may validly and legally issue fully paid and non-assessable Shares at the Exercise Price or Mandatory Exercise Price as so adjusted.

(d) Prior to the Expiration Date, the Company shall at all times reserve and keep available, solely for the purpose of providing for the exercise of this Warrant, that number of shares of (i) NVCE Stock sufficient for issuance upon exercise of this Warrant and (ii) Voting Common Stock sufficient for issuance of shares of Voting Common Stock upon conversion of shares of such shares of NVCE Stock in accordance with their terms.

6. Issuance of Shares; Authorization; Listing. In the event of any exercise of this Warrant in accordance with and on the terms and subject to the conditions hereof, any Shares issued pursuant to such exercise, if applicable, shall be issued in such name(s) as the Warrantholder may designate and shall be delivered by the Company to such named person(s) within three (3) business days after the date on which this Warrant has been duly exercised in accordance with the terms of this Warrant; provided that, the Shares to be delivered upon exercise of this Warrant pursuant Section 3(a)(ii) shall instead be delivered within three (3) business days after the last day of the ten (10)-day period contemplated in Section 3(b)(ii); provided, further that if the Company and the Warrantholder agree for a cash payment to be made pursuant to Section 3(b), the Company shall not be obligated to issue or deliver the Shares to such named person prior the first (1st) business day following full satisfaction of the cash payment obligation of the Warrantholder pursuant to Section 3(b). Any such delivery shall be made via book-entry transfer crediting the account of the Warrantholder through the Company’s transfer agent and registrar for the NVCE Stock. The Company hereby represents and warrants that any Shares issued upon the exercise of this Warrant in accordance with Section 3 shall be duly authorized, validly issued, fully-paid and non-assessable, issued without violation of any preemptive or similar rights of any stockholder of the Company, and free and clear of all Liens (other than (a) transfer restrictions imposed hereunder, under the Investment Agreement or Law or (b) Liens created by the Warrantholder occurring prior to, or contemporaneously with, such exercise). The Company agrees that the Shares so issued shall be deemed to have been issued if this Warrant is exercised pursuant to Section 2 (the person to whom such Shares shall be deemed to have been so issued in accordance with Section 2, the “Share Recipient”) as of the close of business on the date on which the Warrant Certificate and payment of the Exercise Price are delivered to the Company in accordance with the terms hereof (it being agreed that payment of the Exercise Price by net settlement pursuant to Section 3(b) shall be deemed to occur by delivery to the Company of the Notice of Exercise), notwithstanding that the stock transfer books of the Company may then be closed or certificates representing such Shares may not be actually delivered on such date. The Company shall (i) procure, at its sole expense, the listing of the Shares and other securities issuable upon exercise of this Warrant (solely to the extent they are shares of Common Stock), subject to issuance or notice of issuance on all stock exchanges on which the Common Stock is then listed or traded, and (ii) use reasonable best efforts to maintain the listing of such Shares after issuance. The Company shall use reasonable best efforts to ensure that the Shares may be issued without violation of any applicable law or regulation or of any requirement of any securities exchange on which the Shares are listed or traded.

7. Compliance with Securities Laws.

(a) The Warrantholder, by acceptance hereof, acknowledges that the offer and sale of this Warrant and any Shares to be issued upon exercise hereof have not been registered under the Securities Act or under any U.S. state security Law and are being acquired pursuant to an exemption from registration under the Securities Act solely for the Warrantholder’s own account, and not as a nominee for any other party, and for investment with no present intention to distribute this Warrant (or any Shares issuable upon exercise hereof) to any person in violation of the Securities Act or any U.S. state securities Law, and that the Warrantholder shall not offer, sell or otherwise dispose of this Warrant or any Shares to be issued upon exercise hereof except pursuant to an effective registration statement, or an exemption from registration, under the Securities Act and any U.S. state securities Law.

(b) Except as provided in Section 7(c), this Warrant and any Shares issued upon exercise hereof shall be stamped or imprinted with a legend in substantially the form (which, in the case of the Shares, shall be in the form of an appropriate book entry notation) set forth in Section 4.6(a) of the Investment Agreement.

(c) The Company shall promptly cause clause (i) of such legend to be removed from any certificate or other instrument for this Warrant or the Shares and the Company shall deliver all necessary documents to the transfer agent in connection therewith without charge as to this Warrant or any Shares upon request of (x) the Warrantholder, upon receipt by the Company of an opinion of counsel reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act and applicable state laws, or (y) the Warrantholder in connection with a sale or transfer of the Warrant or the Shares at a time when this Warrant or the Shares have been registered under the Securities Act (unless subject to any transfer restrictions under Rule 144 for affiliates) or may otherwise be transferred pursuant to any applicable rules thereunder, including eligibility to be transferred if Rule 144 under the Securities Act is available for the sale of this Warrant or the Shares without volume and manner of sale restrictions. The Company shall, whether or not requested by Warrantholder, cause clause (ii) of the legend to be removed upon the Transfer of this Warrant or the Shares to be Transferred upon exercise hereof to a person that is not (and will not, in connection with such Transfer) be a party to the Investment Agreement (or bound by the terms thereof).

(d) The Company and the Warrantholder acknowledge that the Shares issuable upon exercise of this Warrant, including the Voting Common Stock issuable upon conversion of the Shares, shall be entitled to the benefits of the Registration Rights Agreement, as the same may be amended, amended and restated or supplemented from time to time.

8. No Fractional Shares or Scrip. No fractional Shares or scrip representing fractional Shares shall be issued upon any exercise of this Warrant. In lieu of any fractional Share to which the Share Recipient would otherwise be entitled, the Share Recipient shall be entitled to receive a cash payment equal to the Market Price of the Shares on the last business day preceding the date of exercise less the portion of the Exercise Price attributable to such fractional share; provided that, if the making of a cash payment in lieu of the issuance of a fractional share is prohibited by Law or contract, the number of shares issued by the Company upon exercise of this Warrant shall be rounded to the nearest whole share.

9. No Rights as Stockholders; Transfer Books. This Warrant does not entitle the Warrantholder to any rights of a holder of NVCE Stock prior to the date of exercise hereof. Effective immediately prior to the close of business on such date of exercise, the Share Recipient shall have any rights as a holder of NVCE Stock. The Company will at no time close its transfer books against Transfer of this Warrant in any manner which interferes with the timely exercise of this Warrant.

10. Transfer.

(a) Subject to compliance with Section 10(b) and Law, without obtaining the consent of the Company to assign or transfer this Warrant, this Warrant and all rights hereunder are transferable, in whole or in part, upon the books of the Company by the registered holder hereof in person or by duly authorized attorney, or by means of electronic transmission, and a new warrant shall be made and delivered by the Company, of the same tenor and date as this Warrant but registered in the name of the transferee, upon surrender of this Warrant, duly endorsed, to the office or agency of the Company described in Section 2, and delivery of the form of assignment annexed hereto, duly completed and executed. All expenses (other than stock transfer taxes) and other charges payable in connection with the preparation, execution and delivery of the new warrants certificate pursuant to this Section 10 shall be paid by the Company.

(b) The Warrantholder shall be entitled to Transfer this Warrant only (i) in compliance with Section 4.2 of the Investment Agreement or (ii) to any person with the prior written consent of the Company.

11. Registry of Warrant. The Company shall maintain a registry in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates (showing the name and address of the Warrantholder as the registered holder of this Warrant) and exchanges and transfers thereof. This Warrant may be surrendered for exchange or exercise, in accordance with its terms, and the Company shall be entitled to rely in all respects upon such registry, and the Company shall not be affected by any notice to the contrary, except any Transfer of the Warrant effected in accordance with the provisions of this Warrant, including Section 10.

12. Loss, Theft, Destruction or Mutilation of Warrant. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of the Warrant Certificate and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of any such mutilation, upon surrender and cancellation of the Warrant Certificate, the Company shall execute and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant Certificate, a new Warrant Certificate of like tenor and representing the right to purchase the same aggregate number of Shares issuable pursuant to such lost, stolen, destroyed or mutilated Warrant Certificate, less the number of Shares previously issued upon any exercise of this Warrant pursuant to Section 3.

13. Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a business day, then such action may be taken or such right may be exercised on the next succeeding day that is a business day.

14. Rule 144 Information. The Company covenants that it will use reasonable best efforts to timely file all reports and other documents that may be required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations promulgated by the U.S. Securities and Exchange Commission (the “SEC”) thereunder (or, if the Company is not required to file such reports under the Securities Act or the Exchange Act, it will, upon the request of any Warrantholder, make publicly available such information as may be necessary to permit sales pursuant to Rule 144), and it will use reasonable best efforts to take such further action as any Warrantholder may reasonably request, all to the extent required from time to time to enable such holder to sell the Warrants without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 or Regulation S under the Securities Act, as such rules may be amended from time to time, or (b) any successor rule or regulation hereafter adopted by the SEC. Upon the written request of any Warrantholder, the Company will deliver to such Warrantholder a written statement that it has complied with such requirements.

15. Adjustments and Other Rights. The Exercise Price, the Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time as follows; provided that if more than one section or subsection of this Section 15 is applicable to a single event, the section or subsection shall be applied that produces the largest adjustment and no single event shall cause an adjustment under more than one section or subsection of this Section 15 so as to result in duplication.

(a) Stock Splits, Subdivisions, Reclassifications or Combinations. If the Company shall (i) declare, order, and pay or make a dividend or make a distribution on its NVCE Stock payable in shares of NVCE Stock (which shall not include any shares of NVCE Stock issued by the Company upon exercise of this Warrant), (ii) split, subdivide or reclassify the outstanding shares of NVCE Stock into a greater number of shares or (iii) combine or reclassify the outstanding shares of NVCE Stock into a smaller number of shares, in each case, then the number of Shares issuable upon exercise of this Warrant at the time of the record date for such dividend or distribution or the effective date of such split, subdivision, combination or reclassification shall be proportionately adjusted so that the Warrantholder immediately after such record date or effective date, as applicable, upon exercise of this Warrant, shall be entitled to purchase the number of shares of NVCE Stock which such holder would have been entitled to receive in respect of the Shares after such date had this Warrant been exercised in full immediately prior to such record date or effective date, as applicable. In such event, the Exercise Price and Mandatory Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such split, subdivision, combination or reclassification shall be adjusted to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment determined pursuant to the immediately preceding sentence, multiplied by (2) the Exercise Price or Mandatory Exercise Price (as applicable) in effect immediately prior to the record or effective date, as applicable, with respect to the dividend, distribution, split, subdivision, reclassification or combination giving rise to this adjustment by (y) the new number of Shares issuable upon exercise of this Warrant in full determined pursuant to the immediately preceding sentence.

(b) Voting Common Stock Issued at Less than the Applicable Price.

(i) If the Company issues or sells, or agrees to issue or sell, any Voting Common Stock or other securities that are convertible into or exchangeable or exercisable for (or are otherwise linked to) Voting Common Stock (in each case, other than Excluded Stock) for consideration per share less than the Applicable Price, then the Exercise Price and Mandatory Exercise Price in effect immediately prior to each such issuance or sale will immediately (except as provided below) be reduced to the price determined by multiplying the Exercise Price or Mandatory Exercise Price, as applicable, in effect immediately prior to such issuance or sale by a fraction, (x) the numerator of which shall be (1) the number of shares of Voting Common Stock outstanding immediately prior to such issuance or sale, plus (2) the number of shares of Voting Common Stock which the aggregate consideration received by the Company for the total number of such additional shares of Voting Common Stock so issued or sold would purchase at the Applicable Price absent the adjustments contemplated by this clause (b)(i), and (y) the denominator of which shall be the number of shares of Voting Common Stock outstanding immediately after such issuance or sale. In such event, the number of shares of NVCE Stock issuable upon the exercise of this Warrant shall be increased to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment and (2) the Exercise Price or Mandatory Exercise Price, as applicable, in effect immediately prior to the issuance or sale giving rise to this adjustment, by (y) the new Exercise Price or Mandatory Exercise Price, as applicable, determined in accordance with the immediately preceding sentence. For the avoidance of doubt, no increase in the Exercise Price or Mandatory Exercise Price or reduction in the number of Shares issuable upon exercise of this Warrant shall be made pursuant to this subclause (i) of this Section 15(b), other than as would be contemplated by Section 15(b)(ii)(3)(D).

(ii) For the purposes of any adjustment of the Exercise Price or Mandatory Exercise Price and the number of Shares issuable upon the exercise of this Warrant pursuant to this Section 15(b), the following provisions shall be applicable:

(1)

In the case of the issuance or sale of equity or equity-linked securities for cash, the amount of the consideration received by the Company shall be deemed to be the amount of the cash paid therefor before deducting therefrom any discounts, commissions or placement fees allowed, paid or incurred by the Company for any underwriter, placement agent or otherwise in connection with the issuance and sale thereof.

(2)

In the case of the issuance or sale of equity or equity-linked securities (otherwise than upon the conversion of securities of the Company) for a consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the Fair Market Value, before deducting therefrom any discounts, commissions or placement fees allowed, paid or incurred by the Company for any underwriter, placement agent or otherwise in connection with the issuance and sale thereof.

(3)

In the case of the issuance of (x) options, warrants or other rights to purchase or acquire equity or equity-linked securities (whether or not at the time exercisable) or (y) securities by their terms convertible into or exchangeable for equity or equity-linked securities (whether or not at the time so convertible or exchangeable) or options, warrants or rights to purchase such convertible or exchangeable securities (whether or not at the time exercisable):

(A)

The aggregate maximum number of shares of securities deliverable upon exercise of such options, warrants or other rights to purchase or acquire equity or equity-linked securities shall be deemed to have been issued at the time such options, warrants or rights are issued and for a consideration equal to the consideration (determined in the manner provided in Section 15(b)(i) and (ii)), if any, received by the Company upon the issuance or sale of such options, warrants or rights, plus the minimum purchase price provided in such options, warrants or rights for the equity or equity-linked securities covered thereby.

(B)

The aggregate maximum number of shares of equity or equity-linked securities deliverable upon conversion of or in exchange for any such convertible or exchangeable securities, or upon the exercise of options, warrants or other rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof, shall be deemed to have been issued at the time such securities were issued or such options, warrants or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related options, warrants or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration (in each case, determined in the manner provided in Section 15(b)(i) and (ii)), if any, to be received by the Company upon the conversion or exchange of such securities, or upon the exercise of any related options, warrants or rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof.

(C)

On any change in the number of shares of equity or equity-linked securities deliverable upon exercise of any such options, warrants or rights or conversion or exchange of such convertible or exchangeable securities or any change in the consideration to be received by the Company upon such exercise, conversion or exchange, but excluding changes resulting from the anti-dilution provisions thereof (to the extent comparable to (or less favorable than) the anti-dilution provisions contained herein), the Exercise Price or Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant as then in effect shall forthwith be readjusted to such Exercise Price or Mandatory Exercise Price and number of Shares as would have been obtained had an adjustment been made upon the issuance or sale of such options, warrants or rights not exercised prior to such change, or of such convertible or exchangeable securities not converted or exchanged prior to such change, upon the basis of such change.

(D)

Upon the expiration of any options, warrants or rights to purchase equity or equity-linked securities, in each case, which shall not have been exercised and for which any adjustment was made pursuant to this Section 15(b) upon the issuance or sale thereof, the Exercise Price and Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant as then in effect hereunder shall, upon such expiration, be recomputed to such Exercise Price and Mandatory Exercise Price and number of Shares as would have been obtained had an adjustment been made upon the issuance or sale of such options, warrants or rights on the basis of the issuance of only the number of shares of Voting Common Stock actually issued upon the exercise of such options, warrants or rights.

(E)	If the Exercise Price or Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant shall have been adjusted upon the issuance or sale of any such options, warrants, rights or convertible or exchangeable securities, no further adjustment of the Exercise Price or Mandatory Exercise Price or the number of Shares issuable upon the exercise of this Warrant shall be made for the actual issuance of NVCE Stock upon the exercise, conversion or exchange hereof.

(c) Rounding of Calculations; Minimum Adjustments. All calculations under this Section 15 shall be made to the nearest one-hundredth (1/100th) of a cent or to the nearest one-hundredth (1/100th) of a share, as the case may be. No adjustment in the Exercise Price, the Mandatory Exercise Price or the number of Shares into which this Warrant is exercisable shall be made if the amount of such adjustment would be less than $0.01 or one-hundredth (1/100th) of a share of NVCE Stock, but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or one-hundredth (1/100th) of a share of NVCE Stock or more.

(d) Timing of Issuance of Additional NVCE Stock Upon Certain Adjustments. In any case in which (i) the provisions of this Section 15 shall require that an adjustment shall become effective immediately after a record date (the “Subject Record Date”) for an event, and (ii) the Warrantholder exercises this Warrant after the Subject Record Date and before the consummation of such event, the Company may defer until the consummation of such event, (1) issuing to the Warrantholder or Share Recipient (as applicable) the additional shares of NVCE Stock issuable upon such exercise by reason of the adjustment required by such event and (2) paying to such Warrantholder or Share Recipient (as applicable) any amount of cash in lieu of a fractional share of NVCE Stock; provided, however, that the Company upon request shall deliver to such Warrantholder or Share Recipient a due bill or other appropriate instrument evidencing such Warrantholder’s or Share Recipient’s right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment.

(e) Statement Regarding Adjustments. Whenever the Exercise Price, Mandatory Exercise Price or the number of Shares into which this Warrant is exercisable shall be adjusted as provided in Section 15, the Company shall cause a statement setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof to be delivered the Warrantholder as promptly as practicable after the event giving rise to such adjustment at the address appearing in the Warrant registry.

(f) Notice of Adjustment Event. In the event that the Company shall propose to take any action of the type described in this Section 15 (but only if the action of the type described in this Section 15 would result in an adjustment in the Exercise Price, the Mandatory Exercise Price or the number of Shares into which this Warrant is exercisable or a change in the type of securities or property to be delivered upon exercise of this Warrant), the Company shall provide written notice to the Warrantholder, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Exercise Price and Mandatory Exercise Price and the number, kind or class of shares or other securities or property which shall be deliverable upon exercise of this Warrant. In the case of any action that would require the fixing of a record date, such notice shall be given at least 10 days prior to the date so fixed, and in case of all other action, such notice shall be given at least 15 days prior to the taking of such proposed action. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

(g) Adjustment Rules. Any adjustments pursuant to this Section 15 shall be made successively whenever an event referred to herein shall occur. If an adjustment in Exercise Price or the Mandatory Exercise Price made hereunder would reduce the Exercise Price or the Mandatory Exercise Price to an amount below par value of the NVCE Stock, then such adjustment in Exercise Price or the Mandatory Exercise Price made hereunder shall reduce the Exercise Price or the Mandatory Exercise Price to the par value of the NVCE Stock.

(h) Prohibited Actions.

( ) The Company agrees that it will not take any action which would entitle the Warrantholder to an adjustment of the Exercise Price or the Mandatory Exercise Price if the total number of shares of NVCE Stock issuable after such action upon exercise of this Warrant, together with all shares of NVCE Stock then outstanding and all shares of NVCE Stock then issuable upon the exercise of all outstanding options, warrants, conversion and other rights, would exceed the total number of shares of NVCE Stock then authorized by its Certificate of Incorporation.

(ii) Notwithstanding anything herein to the contrary, no adjustment to the Exercise Price or Mandatory Exercise Price or the number of Shares shall be permitted to the extent that such adjustment would or would be reasonably expected to (a) cause the Warrantholder (together with its affiliates or any other party with which the Warrantholder may be aggregated for purposes of the BHC Act) to own or be deemed to control one-third or more of the Company’s “total equity” (as interpreted and calculated in accordance with 12 CFR 225.34 or any successor or similar regulation or interpretation) or (b) cause the Warrantholder to be deemed a bank holding company for purposes of the BHC Act. Any adjustment not made pursuant to the preceding sentence will be carried forward and made at such future time as such adjustment would be permitted under the preceding sentence.

16. Business Combinations. In case of any Business Combination, the Warrantholder’s right to receive Shares upon exercise of this Warrant shall be converted, effective upon the occurrence of such Business Combination, into the right to acquire the number of shares of stock or other securities or property (including cash) that a holder of the number of Shares immediately prior to such Business Combination would have been entitled to receive upon consummation of such Business Combination (without taking into account any limitations or restrictions on the exercisability of this Warrant). In determining the kind and amount of stock, securities or the property (including cash) receivable upon the occurrence of such Business Combination, if the holders of Voting Common Stock have the right to elect the kind or amount of consideration receivable upon consummation of such Business Combination, then the Warrantholder shall have the right at the same time to make the same election with respect to the number of shares of stock or other securities or property which the Warrantholder would have been entitled to receive upon exercise of this Warrant by providing a written notice of such election to the Company.

17. Exercise of Warrant in Connection with a Designated Event.

(a) Increase in Number of Shares Deliverable Upon Designated Event.

(i) If a Designated Event occurs prior to the Expiration Date, the Company shall provide written notice to the Warrantholder of the anticipated date for the consummation of such Designated Event (the “Effective Date”) not less than fourteen (14) days prior to such Effective Date If the Warrantholder elects to exercise this Warrant after delivery of such notice and through the fifth (5th) Business Day following the Effective Date of the relevant Designated Event (such period the “Designated Event Exercise Period by providing written notice to the Company of such election, such exercise shall be deemed to be “in connection with” such Designated Event and the Company will increase the number of shares of NVCE Stock to which the Warrantholder is entitled with respect to such exercise as provided in this Section 17. If the Warrantholder does not elect to exercise this Warrant during the Designated Event Exercise Period, the terms of this Section 17 shall continue to apply with respect to any subsequent Designated Event.

(ii) Notwithstanding Section 17(a), the number of shares of NVCE Stock shall not be increased in the case of any Designated Event if at least 90% of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights, in a transaction otherwise constituting a Designated Event consists of shares of common stock, depositary receipts or other certificates representing common equity interests traded on the New York Stock Exchange or the NASDAQ (or any of their respective successors), or will be so traded immediately following such transaction, and as a result of such transaction such Warrants become exercisable solely for such consideration or NVCE Stock convertible into such consideration.

(b) Notice of Designated Event. The Company shall notify the Warrantholders of the Effective Date of any Designated Event and issue a press release through Dow Jones & Company, Inc. or Bloomberg Business News or other similarly broad public medium that is customary for such press releases (and make the press release available on the Company’s website) announcing such Effective Date no later than five Business Days after such Effective Date. The Company will also use commercially reasonable efforts to give notice to Warrantholders of the anticipated Effective Date for a Designated Event (and issue a press release announcing same) not less than five Trading Days prior to the anticipated Effective Date to the extent reasonably practicable in the circumstances. The failure to deliver such notice or issue such press release shall not affect the validity of such transaction.

(c) Additional Shares.

(i) The number of additional shares of NVCE Stock to which a Warrantholder is entitled upon exercise of a Warrant in connection with any Designated Event shall be determined by reference to the table below in Section 17(c)(iii) and shall be based on the Effective Date of, and the Designated Price for, such Designated Event.

(ii) The designated price set forth in the first row of the table below (i.e., the column headers) shall each be adjusted at the same time and in the manner as the Exercise Price is adjusted as set forth in Section 15

(iii) The following table sets forth the number of additional shares of NVCE Stock to be delivered per share of NVCE Stock underlying this Warrant for the given Designated Price and Effective Dates:

Designated Price
Effective
Date	$5,000	$10,000	$12,000	$14,000	$16,000	$18,000	$20,000	$22,000	$24,000	$26,000	$28,000	$30,000
12/29/2025	0.1000	0.2000	0.2292	0.2521	0.2713	0.2872	0.2885	0.2100	0.1446	0.0888	0.0414	0.0000
12/29/2026	0.0780	0.1800	0.2117	0.2379	0.2594	0.2778	0.2815	0.2045	0.1408	0.0869	0.0404	0.0000
12/29/2027	0.0560	0.1560	0.1900	0.2193	0.2444	0.2661	0.2720	0.1977	0.1358	0.0838	0.0389	0.0000
12/29/2028	0.0340	0.1270	0.1633	0.1957	0.2244	0.2494	0.2595	0.1882	0.1292	0.0796	0.0371	0.0000
12/29/2029	0.0160	0.0920	0.1283	0.1636	0.1969	0.2267	0.2410	0.1745	0.1196	0.0738	0.0343	0.0000
12/29/2030	0.0040	0.0510	0.0842	0.1193	0.1563	0.1911	0.2120	0.1523	0.1038	0.0638	0.0296	0.0000
12/29/2031	0.0000	0.0120	0.0300	0.0571	0.0919	0.1311	0.1600	0.1105	0.0733	0.0442	0.0204	0.0000
6/29/2032	0.0000	0.0010	0.0067	0.0200	0.0450	0.0811	0.1130	0.0705	0.0433	0.0250	0.0114	0.0000
12/29/2032	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

(iv) If the exact Designated Price and/or Effective Date are not set forth in the table above, then:

(1)

if the actual Designated Price is between two Designated Prices in the table or the Effective Date is between two Effective Dates in the table, the number of additional shares of NVCE Stock to be delivered per Warrant shall be determined by a straight-line interpolation between the number of additional shares of NVCE Stock set forth for the higher and lower Designated Prices and/or the earlier and later Effective Dates in the table, based on a 365-day year, as applicable;

(2)

if the actual Designated Price is in excess of $30,000 per share (subject to adjustment as set forth in Section 15), no additional shares of NVCE Stock shall be delivered upon exercise of any Warrant in connection with the relevant Designated Event; and

(3)

if the Designated Price is less than $5,000 per share (subject to adjustment as set forth in Section 15), no additional shares of NVCE Stock shall be delivered upon exercise of any Warrant in connection with the relevant Designated Event.

(d) Cash Designated Event Settlement. Except as otherwise provided in this Section 17, the Company will settle exercise of the Warrant exercised in connection with a Designated Event in accordance with Section 3;

provided, however, that with respect to a Designated Event in connection with which all holders of NVCE Stock receive only cash consideration for their shares of NVCE Stock (such Designated Event, a “Cash Designated Event”) the Company will settle the Warrant, which shall be automatically exercised upon such event, by delivering, on the third Business Day after the date the Warrant is exercised, an amount of Cash equal to (i) the sum of (A) the number of shares of Voting Common Stock into which the NVCE Stock deliverable to the Warrantholder as a result of the Net Share Settlement calculation as of the Effective Date for the Cash Designated Event as described in Section 3(b) herein are convertible plus (B) the number of shares of Voting Common Stock into which the additional shares of NVCE Stock described in this Section 17 are convertible multiplied by (ii) the per-share amount of cash consideration paid in such Designated Event (the “Per Share Cash Designated Event Consideration”).

(e) The Company shall not effect any Designated Event in which the Company is not the continuing or surviving parent corporation or transfers, conveys or otherwise disposes of all or substantially all of its assets, in each such case, unless proper provision shall have been made so that the appropriate successors, assigns or transferees assume and give effect to the obligations set forth herein.

18. Attorneys’ Fees. In any litigation, arbitration or court proceeding between the Company and the Warrantholder as the holder of this Warrant relating hereto, the prevailing party (as determined in a final and non-appealable order of a court, arbitrator of other Governmental Entity) shall be entitled to reasonable and documented out-of-pocket attorneys’ fees and expenses incurred in connection therewith.

19. Tax Treatment of Cashless Exercise. If payment of the Exercise Price is effected pursuant to Section 3(b) by the Company withholding Shares from the amount of Shares that would otherwise be delivered to the Warrantholder, the Company and the Warrantholder shall treat such payment as a nontaxable event in which no gain is realized on the withheld Shares for all federal, state, and local income tax purposes, except as otherwise required pursuant to a “determination” (as defined in Section 1313(a) of the Internal Revenue Code) or any similar provision of state or local law.

20. Transfer Taxes. The Company shall bear and pay any and all transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes in connection with, or arising by reason of, any issuance or delivery of this Warrant or any shares of NVCE Stock issuable upon exercise of this Warrant; provided that the Company shall not be required to pay any such tax that may be payable in connection with any exercise of this Warrant to the extent such tax is payable because the registered holder of this Warrant requests NVCE Stock to be registered in a name other than such registered holder’s name and no such NVCE Stock will be so registered unless and until the registered holder making such request has paid such taxes to the Company or has established to the satisfaction of the Company that such taxes have been paid or are not payable. The Company and the Warrantholder shall reasonably cooperate to avoid or minimize the imposition of transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes on the transactions described in the first sentence of this Section  20.

21. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given on (a) the date of delivery if delivered personally, (b) upon delivery if delivered by email (provided that no auto-generated error or non-delivery or similar message (except for any “out of office” message) is generated in response thereto), (c) the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (d) the earlier of confirmation of receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to the Company, to:

OceanFirst Financial Corp.

110 West Front Street

Red Bank, New Jersey 07701

Attention: Christopher D. Maher

Email: [REDACTED]@oceanfirst.com

With a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Sven Mickisch; Matthew Nemeroff; Makala Kaupalolo

Email: Sven.Mickisch@stblaw.com;

Matthew.Nemeroff@stblaw.com; Makala.Kaupalolo@stblaw.com

and

(b)	if to the Warrantholder, to:

c/o Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

Attention: General Counsel

Email: notices@warburgpincus.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 W 52nd Street

New York, NY 10019

Attention: Mark F. Veblen; Mark A. Stagliano

Email: MFVeblen@wlrk.com; MAStagliano@wlrk.com

22. Miscellaneous. The provisions of Article VI of the Investment Agreement (other than Section 6.4) are hereby incorporated by reference into this Warrant, mutatis mutandis, as if they were restated in full, with each reference to “this Agreement” in such sections of the Investment Agreement being deemed a reference to this Warrant.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by a duly authorized officer as of ●], 2026.

OCEANFIRST FINANCIAL CORP.

By:
Name:
Title:
Address:

Attest:

By:
Name:
Title:

[Signature Page to Warrant]

Acknowledged and Agreed:

WPGG 14 ORION L.P.

By: WPGG 14 ORION GP, LTD, ITS GENERAL PARTNER

By:
Name: Todd Schell
Title: Authorised Representative

[Signature Page to Warrant]

Acknowledged and Agreed:

WPFS II ORION L.P.

By: WARBURG PINCUS (CAYMAN) FINANCIAL SECTOR II GP, L.P., ITS GENERAL PARTNER

By: WARBURG PINCUS (CAYMAN) FINANCIAL SECTOR II GP LLC, ITS GENERAL PARTNER

By: WARBURG PINCUS PARTNERS II (CAYMAN), L.P., ITS MANAGING MEMBER

By: WARBURG PINCUS (BERMUDA) PRIVATE EQUITY GP LTD., ITS GENERAL PARTNER

By:
Name: Todd Schell
Title: Authorised Signatory

[Signature Page to Warrant]

[Form of Notice of Exercise]

Date:

TO: [     ]

OceanFirst Financial Corp.

RE: Election to Subscribe for and Purchase NVCE Stock

The undersigned, pursuant to the provisions set forth in the attached Warrant, hereby exercises the Warrant for the number of shares of the NVCE Stock set forth below and directs the Company to issue such shares of NVCE Stock to the Share Recipient set forth below. The undersigned, in accordance with Section 3(b) of the Warrant, hereby agrees to pay the aggregate Exercise Price for such shares of NVCE Stock in the manner pursuant to Section 3(b) of the Warrant. A new warrant evidencing the remaining shares of NVCE Stock covered by such Warrant, but not yet subscribed for and purchased, if any, should be issued in the name set forth below.

Share Recipient(s):

Number of Shares of NVCE Stock Exercised:

Number of Shares of NVCE Stock to be Delivered After Application of Net Settlement Provisions of Section 3(b):

Name and Address of Person to be Issued New Warrant:

Holder:

By:

Name:

Title:

[Form of Notice of Exercise]

[Form of Assignment to be Executed if Warrantholder

Desires to Transfer Warrants Evidenced Hereby]

FOR VALUE RECEIVED            hereby sells, assigns and transfers unto

(Please print name) identifying	(Please insert social security or other number)

Address

(City, including zip code)

the Warrant represented by the within Warrant Certificate and does hereby irrevocably constitute

and appoint           as attorney to transfer said Warrant Certificate with full power of substitution in the premises.

Signature

(Signature must conform in all respects to name of holder as specified on the face of the Warrant Certificate and must bear a signature guarantee by a bank, trust company or member broker of the New York, Midwest or Pacific Stock Exchange)

Signature Guaranteed

[Form of Assignment]

Annex F

FORM OF

REGISTRATION RIGHTS AGREEMENT

by and among

OCEANFIRST FINANCIAL CORP.

and

WPGG 14 ORION L.P.

WPFS II ORION L.P.

Dated as of [●], 2026

PRIVATE AND CONFIDENTIAL DRAFT FOR DISCUSSION PURPOSES ONLY. CIRCULATION OF THIS DRAFT SHALL NOT GIVE RISE TO ANY DUTY TO NEGOTIATE OR CREATE OR IMPLY ANY OTHER OBLIGATION (LEGAL OR OTHERWISE). NO OBLIGATION (LEGAL OR OTHERWISE) OF ANY KIND WILL ARISE, UNLESS AND UNTIL A DEFINITIVE WRITTEN AGREEMENT IS SIGNED AND DELIVERED BY ALL PARTIES. THIS DOCUMENT SHALL BE KEPT CONFIDENTIAL PURSUANT TO THE TERMS OF THE CONFIDENTIALITY AGREEMENT ENTERED INTO BETWEEN OCEANFIRST FINANCIAL CORP. (OR ONE OF ITS AFFILIATES) AND THE RECIPIENT HEREOF (OR ONE OF ITS AFFILIATES).

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT, dated as of [●] (this “Agreement”), is by and among OceanFirst Financial Corp., a Delaware corporation (the “Company”), and the undersigned parties listed as “Purchaser” on the signature pages hereto (each, a “Purchaser” and collectively, the “Purchasers”).

RECITALS

WHEREAS, on the date hereof, the Company issued to the Purchasers an aggregate of (i) [●] shares of common stock, par value $0.01 per share, of the Company (the “Voting Common Stock”), and (ii) [●] shares of Non-Voting Common Equivalent Stock, par value $0.01 per share, of the Company (the “Non-Voting Common Equivalent Stock”), having the terms set forth in the Certificate of Designations (as defined below), convertible into shares of Voting Common Stock in accordance with the terms set forth in the Certificate of Designations, issued pursuant to that certain Investment Agreement, dated as of December 29, 2025, between the Company and each Purchaser (the “Investment Agreement”);

WHEREAS, on the date hereof, pursuant to the Investment Agreement, the Company issued to the Purchasers warrants to purchase up to [●]1 shares of Non-Voting Common Equivalent Stock (the “Warrants”), in accordance with the terms set forth in the applicable Warrant; and

WHEREAS, the Company and the Purchasers are entering into this Agreement in order to grant certain registration rights described herein.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and obligations hereinafter set forth, and for other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. Definitions. As used herein, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such other Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any Person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such Person, whether through the ownership of voting securities by contract or otherwise, provided that “Affiliate” shall not include any portfolio company of any investment fund affiliated with or managed by such Person. For purposes of this Agreement, the Company and its subsidiaries, on the one hand, and any Shareholder, on the other, shall not be considered Affiliates.

“Agreement” has the meaning set forth in the Preamble.

“As-Converted Basis” means, at any time, the applicable number of shares of Common Stock issued and outstanding, counting as shares of Common Stock issued and outstanding, without duplication, all shares of Common Stock (A) issued and outstanding, (B) into which shares of Non-Voting Common Equivalent Stock issued and outstanding are convertible, (C) into which the Warrants may be converted or exchanged (including through the conversion of Non-Voting Common Equivalent Stock issuable thereunder) and (D) into which shares of preferred stock of the Company that are issued and outstanding are convertible or exchangeable.

“Common Stock” means shares of Voting Common Stock.

1	Note to Draft: To be (a) the Investment Amount, (b) divided by $19.76, and (c) divided by 1,000.

“Block Trade” means a registered securities offering in which an underwriter agrees to purchase Registrable Securities at an agreed price or pricing formula without a prior public marketing process (also may be commonly referred to as an overnight transaction).

“Board of Directors” means the board of directors of the Company, including, unless the context otherwise requires, any duly authorized committee thereof.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by Law or executive order to be closed.

“Certificate of Designations” means the Certificate of Designations of the Non-Voting Common Equivalent Stock, filed with the Secretary of State of the State of Delaware on [●], effective as of [●].

“Closing” means the closing of the purchase and sale and issuance of (a) shares of (i) Voting Common Stock and (ii) if applicable, Non-Voting Common Equivalent Stock, and (b) the Warrants, in each case, pursuant to the Investment Agreement.

“Company” has the meaning set forth in the Preamble.

“Demand Registration” has the meaning set forth in Section 2(c).

“Demand Registration Statement” has the meaning set forth in Section 2(c).

“End of Suspension Notice” has the meaning set forth in Section 2(i)(i).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Governmental Entity” means any court, administrative agency, commission, regulatory agency or other federal, state, local or foreign governmental authority or instrumentality or any applicable self-regulatory organization.

“Investment Agreement” has the meaning set forth in the Recitals.

“Law” means any applicable law, statute, code, ordinance, rule, regulation, requirement, policy or order of any Governmental Entity.

“Minimum Amount” means $30 million.

“Non-Voting Common Equivalent Stock” has the meaning set forth in the Recitals.

“Permitted Reg Rights Holders” means (a) the Purchasers and their respective Affiliates and (b) any Person to whom Registrable Securities representing at least 2% of the then-outstanding shares of Common Stock (on an As-Converted Basis) are transferred in accordance with the terms of the applicable Investment Agreement, as applicable, other than in a transaction pursuant to a Registration Statement or Rule 144 that results in such securities ceasing to be Registrable Securities.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Governmental Entity, a trust or other entity or organization.

“Piggyback Registration” has the meaning set forth in Section 2(e). “Piggyback Shareholder” has the meaning set forth in Section 2(e).

“Prospectus” means the prospectus included in any Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A under the Securities Act), as amended or supplemented by any prospectus supplement or any issuer free writing prospectus (as defined in Rule 433 under the Securities Act), with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

“Public Offering” means a public offering and sale of equity securities for cash pursuant to an effective Registration Statement under the Securities Act.

“Registrable Securities” means (a) any shares of Voting Common Stock issued pursuant to the Investment Agreement and (b) any shares of Voting Common Stock issued or issuable upon conversion of shares of Non-Voting Common Equivalent Stock (i) issued pursuant to the Investment Agreement or (ii) issued or issuable upon the exercise of the Warrants, as applicable, including, in each case of clauses (a) and (b), any securities acquired as a result of any reclassification, recapitalization, stock split or combination, exchange or readjustment of such shares of Common Stock, or any stock dividend or stock distribution in respect of such share of Common Stock; provided, however, such securities shall cease to be Registrable Securities on the earliest to occur of (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such Registration Statement; (B) such securities shall have been sold in accordance with Rule 144 and the restrictive legend shall have been removed; (C) such securities shall have been transferred in a transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of the securities in accordance with the terms hereof; (D) such securities shall have been otherwise transferred, new certificates or book entries credits for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; or (E) such securities have ceased to be outstanding.

“Registration Expenses” means all expenses incurred in effecting any registration or any offering and sale pursuant hereto or otherwise incident to the performance of or compliance with this Agreement, whether or not any Registrable Securities are sold under a Registration Statement in connection therewith, including registration, qualification, listing and filing fees (including all SEC, stock exchange and Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fees, as applicable), word processing, printing and copying expenses, messenger, telephone and delivery expenses, all transfer agent and registrar fees and expenses, fees and disbursements of all law firms of the Company and all accountants and other persons retained by the Company (including the expenses of any opinions, audits/reviews or comfort letters and updates thereof required by or incident to such performance), any reasonable fees and disbursements of underwriters customarily paid by issuers or sellers of securities, all fees and expenses of any special experts or other persons retained by the Company in connection with any registration, all expenses related to the “road show” for any underwritten offering, including all travel, meals and lodging, and any blue sky (including reasonable fees and disbursements of counsel to any underwriter incurred in connection with blue sky qualifications of the Registrable Securities as may be set forth in any underwriting agreement) and other securities Laws fees and expenses, as well as all internal fees and expenses of the Company (including all salaries and expenses of its officers and employees performing legal or accounting duties) and any other fees and disbursements customarily paid by the issuers of securities. Notwithstanding anything herein to the contrary, Registration Expenses shall not include Selling Expenses. In addition, in connection with any registration or underwritten offering pursuant hereto, the Company shall pay or reimburse the Shareholders for the reasonable and documented fees and expenses of one (1) nationally recognized law firm, chosen by the holders of a majority of the Registrable Securities included in such registration or underwritten offering (or, in the case of a Block Trade, the Shareholder that initiated such Block Trade), as their counsel, including, for the avoidance of doubt, in connection with any Demand Registration, Underwritten Shelf Take-Down, Piggyback Registration and filing of a Shelf Registration Statement; provided that the Company shall not be responsible for any such fees and expenses that exceed

$225,000 for the first Demand Registration or Underwritten Shelf Take-Down and $100,000 for any subsequent Demand Registration or Underwritten Shelf Take-Down, in each case, pursuant hereto. Nothing in this definition shall impact any agreement on expenses solely between the Company and any underwriter.

“Registration Statement” means any registration statement (including any Demand Registration Statement or Shelf Registration Statement) of the Company under the Securities Act which permits the Public Offering of any of the Registrable Securities pursuant to the provisions hereof, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Rule 144” means Rule 144 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Selling Expenses” means all underwriting discounts and selling commissions associated with effecting any sales of Registrable Securities under any Registration Statement by the Shareholders and all stock transfer taxes applicable to the sale or transfer by the Shareholders of Registrable Securities to the underwriter(s) pursuant hereto.

“Shareholders” means the Purchasers and any other Permitted Reg Rights Holder that holds Registrable Securities.

“Shelf Period” has the meaning set forth in Section 2(a).

“Shelf Registration Statement” has the meaning set forth in Section 2(a).

“Shelf Take-Down” has the meaning set forth in Section 2(b).

“Special Registration” means the registration (a) in connection with any employee stock option or other benefit plan, (b) for an exchange offer, as part of a merger, consolidation or similar transaction or for an offering of securities solely to the Company’s existing stockholders, (c) for an offering solely of debt that is convertible into equity securities of the Company, or (d) for a dividend reinvestment plan.

“Suspension” has the meaning set forth in Section 2(i)(i).

“Suspension Notice” has the meaning set forth in Section 2(i)(i).

“Underwritten Shelf Take-Down” has the meaning set forth in Section 2(b).

“Underwritten Shelf Take-Down Notice” has the meaning set forth in Section 2(b).

“Voting Common Stock” has the meaning set forth in the Recitals.

“Warrants” has the meaning set forth in the Recitals.

Section 2. Registration Rights.

(a) Shelf Registration Statement. The Company will use its reasonable best efforts to file with the SEC on the date of the Closing, and in no event later than five (5) days following the Closing, an automatic shelf registration statement on Form S-3 (or successor form) pursuant to Rule 415 under the Securities Act (or a post-effective amendment or prospectus supplement to an existing well-known seasoned issuer shelf registration statement on Form S-3), if the Company is eligible to use such Form S-3 (or successor form), or if the Company is not a well-known seasoned issuer, a shelf registration statement on Form S-3 (or successor form), if the Company is eligible to use such form (a “Shelf Registration Statement”), relating to the offer and resale of all Registrable Securities then held by the Shareholders (including naming the Shareholders as selling shareholders, at any time and from time to time following the date on which the Shelf Registration Statement becomes effective in accordance with the methods of distribution set forth in the Plan of Distribution section of the Shelf Registration Statement (which shall include the sale of Registrable Securities by pledgees and assignees of the Shareholders)). The Company shall use its reasonable best efforts to cause the Shelf Registration Statement to be declared, or otherwise become, effective on the date of the Closing, and in no event later than five (5) days following the Closing. The Shelf Registration Statement may also cover any other securities of the Company and other holders of the Company’s securities; provided that, for the avoidance of doubt, such other holders shall not be entitled to the rights of “Shareholders” hereunder. For so long as the Company is eligible to use Form S-3 (or successor form), the Company, in each case, subject to the qualifications above, shall maintain the continuous effectiveness of the Shelf Registration Statement for the maximum period permitted by SEC rules, subject to any Suspension that may occur as described in Section 2(i). The Company shall use its reasonable best efforts to promptly replace any Shelf Registration Statement at or before expiration, if applicable, with a successor effective Shelf Registration Statement to the extent any Registrable Securities remain outstanding (such period during which a Shelf Registration Statement is effective, the “Shelf Period”).

(b) Right to Request Shelf Take-Down. At any time and from time to time during the Shelf Period, one or more of the Shareholders may, by written notice to the Company, request an offering pursuant to the Shelf Registration Statement of all or part of the Registrable Securities held by the Shareholders (a “Shelf Take-Down”). Any Shareholder may, after any Shelf Registration Statement becomes effective, deliver a written notice to the Company (the “Underwritten Shelf Take-Down Notice”) specifying that a Shelf Take-Down is intended to be conducted through an underwritten offering (including by means of a Block Trade) (such underwritten offering, an “Underwritten Shelf Take-Down”), which notice shall specify the number and type of Registrable Securities intended to be included in such Underwritten Shelf Take-Down and the intended method(s) of distribution thereof; provided, however, that the Shareholders may not, without the Company’s prior written consent, request an Underwritten Shelf Take-Down the reasonably anticipated aggregate gross proceeds of which shall be less than the Minimum Amount, unless the number of Registrable Securities to be sold in such offering represents all of such Shareholder’s remaining Registrable Securities. The Company and the Shareholders participating in an Underwritten Shelf Take-Down will enter into an underwriting agreement (including a customary lock-up, not to exceed ninety (90) days, if requested by the managing underwriter(s) (it being understood that any such lock-up will permit Permitted Transfers (as defined in the Investment Agreement)) in customary form with the managing underwriter(s) selected for such offering. The Company may include in any Underwritten Shelf Take-Down (other than a Block Trade) pursuant to this Section 2(b) any additional securities of the same class without the prior written consent of the Shareholders participating in such Underwritten Shelf Take-Down, subject to the Shareholders’ priority position set forth herein. Notwithstanding anything to the contrary herein, (A) if a Shareholder wishes to engage in (i) a Shelf Take-Down in the form of a Block Trade, (1) such Shareholder shall notify the Company of the Block Trade not less than three (3) Business Days prior to the day such Block Trade is to commence, (2) Persons other than such demanding Shareholder shall not be entitled to make a demand for, receive notice of, or elect to participate in, such Block Trade and (3) such demanding Shareholder engaging in such Block Trade shall not be required to notify any other Person of such Block Trade or permit any other Person to participate in such Block Trade, or (ii) a Shelf Take-Down that is not an Underwritten Shelf Take-Down, (1) such Shelf Take-Down may be made for less than the Minimum Amount, (2) Persons other than the Shareholder initiating such Shelf Take-Down shall not be entitled to make a demand for, receive notice of, or elect to participate in, such Shelf Take-Down and (3) the Shareholder initiating such Shelf Take-Down shall not be required to notify any other Person of such Shelf Take-Down or permit any other Person to participate in such Shelf Take-Down, and (B) any Shareholder not included in a Block Trade shall not be subject to any underwriter lock-up or be required to enter into or sign any lock-up in connection with such Block Trade. Notwithstanding anything to the contrary contained herein, the Company will not be in breach of this Agreement if an underwriter will not agree to the lock-up terms required by this Section 2(b).

(c) Demand Registration Statement if Shelf Registration Statement Unavailable. If the Company is ineligible to file with the SEC a shelf registration statement on Form S-3 (or successor form) in accordance with Section 2(a), upon the written request of one or more Shareholders (a “Demand Registration”), the Company shall use reasonable best efforts to file as promptly as practicable a registration statement on Form S-1 (or successor form) (a “Demand Registration Statement”) registering for resale of such number of shares of Registrable Securities requested to be included in the Demand Registration Statement by such Shareholders and have the Demand Registration Statement declared effective under the Securities Act as promptly as practicable; provided that the reasonably anticipated aggregate gross proceeds of an underwritten offering conducted pursuant to such Demand Registration Statement (including a Block Trade) must equal or exceed the Minimum Amount, unless the number of Registrable Securities to be sold in such offering represents all of such Shareholder’s remaining Registrable Securities. After any Demand Registration Statement has become effective, subject to the filing of any post-effective amendment to the Demand Registration Statement pursuant to Section 3(a)(ii), the Company shall use its reasonable best efforts to keep such Demand Registration Statement continuously effective until all of the Registrable Securities covered by such Demand Registration Statement have been sold in accordance with the plan of distribution set forth therein or are no longer outstanding. The Demand Registration Statement may also cover any other securities of the Company and other holders of the Company’s securities; provided that, for the avoidance of doubt, such other holders shall not be entitled to the rights of “Shareholders” hereunder.

(d) Limitations on Shelf Take-Downs and Demand Registrations. Following the date of the Closing, the Shareholders shall be entitled to request a maximum of four (4) per year (i) Underwritten Shelf Take-Downs (including Block Trades) pursuant to Section 2(b), (ii) Demand Registrations pursuant to Section 2(c) or (iii) a combination thereof; provided that there shall be no more than an aggregate of two (2) marketed Underwritten Shelf Take-Downs or Demand Registrations in total; provided further the Company shall not be obligated to effect any Underwritten Shelf Take-Down or Demand Registration (including a Block Trade) within ninety (90) days after the effective date of a previous Demand Registration or the pricing date of a previous Underwritten Shelf Take-Down, in each case, that is a marketed offering (for the avoidance of doubt, excluding a Block Trade). Any Underwritten Shelf Take-Down or Demand Registration (including a Block Trade) must be for at least the Minimum Amount, unless the number of Registrable Securities to be sold in such offering represents all of such Shareholder’s remaining Registrable Securities. Notwithstanding anything to the contrary herein, Shareholders shall be entitled to an unlimited number of Shelf Take-Downs that are not Underwritten Shelf-Take Downs and such Shelf Take-Downs may be made for less than the Minimum Amount (for the avoidance of doubt, in case of such non-Underwritten Shelf-Take Downs, the Company shall not be required to perform the obligations applicable to underwritten offerings as set forth in Section 3).

(e) Piggyback Registration. If, at any time after the date of the Closing, the Company proposes or is required to file a registration statement under the Securities Act with respect to an offering of Common Stock or similar common equity securities of the Company, or the Company proposes a Shelf Take-Down (other than (i) a Block Trade, (ii) an at-the-market offering, or (iii) a Shelf Take-Down by a Shareholder that is not an Underwritten Shelf Take-Down), whether or not for its own account or for the account of one or more securityholders of the Company, on a form and in a manner that would permit registration of the Registrable Securities, which shall exclude any Special Registration, the Company shall give written notice as promptly as practicable, but not later than ten (10) days prior to the anticipated date of filing of such Registration Statement, or in the case of a shelf take-down, no later than five (5) days prior to the anticipated take-down, to the Shareholders of its intention to effect such registration or shelf takedown and, in the case of each Shareholder, shall include in such registration or take-down all of such Shareholder’s Registrable Securities (subject to Section 2(h)) with respect to which the Company has received a written request from such Shareholder for inclusion therein within three (3) days after the Company’s notice is given to such Shareholder (a “Piggyback Registration” and any such requesting Shareholder that has not withdrawn its Registrable Securities from such

Piggyback Registration, a “Piggyback Shareholder” with respect to such Piggyback Registration). In the event that a Shareholder makes such written request, such Shareholder may withdraw its Registrable Securities from such Piggyback Registration by giving written notice to the Company and the managing underwriter(s), if any, at any time at least two (2) Business Days prior to the effective date of the Registration Statement relating to such Piggyback Registration or the date of the launch of the shelf take-down. The Company may postpone (provided that Piggyback Shareholders are given the option to withdraw their Registrable Securities from such postponed Piggyback Registration), terminate or withdraw any Piggyback Registration under this Section 2(e), whether or not any Shareholder has elected to include Registrable Securities in such registration. No Piggyback Registration shall count as a Demand Registration or Underwritten Shelf Take-Down to which the Shareholders are entitled.

(f) Selection of Underwriters; Right to Participate. The Shareholders delivering the Demand Registration request or the Underwritten Shelf Take-Down Notice shall (as determined by holders of a majority of the Registrable Securities proposed to be included in such Demand Registration or Underwritten Shelf Take-Down) have the right to select the managing underwriter(s) to administer an offering pursuant to a Demand Registration Statement or Underwritten Shelf Take-Down; provided that such managing underwriter(s) are reasonably acceptable to the Company. If a Piggyback Registration under Section 2(e) hereof is proposed to be underwritten, the Company shall so advise the Shareholders as a part of the written notice given pursuant to Section 2(e) hereof. In such event, the managing underwriter(s) to administer the offering shall be chosen solely by the Company. A Shareholder may participate in a registration or offering hereunder only if such Shareholder (i) agrees to sell such Registrable Securities on the basis provided in any underwriting agreement with the underwriter(s) and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, underwriting agreements, lock-up agreements and other documents reasonably requested by the Company or the managing underwriter(s) under the terms of such underwriting arrangements customary for selling Shareholders to enter into in secondary underwritten public offerings; provided, however, that the Shareholders shall only be required to make representations and warranties to the Company or the underwriters that are customary for such offerings under the circumstances (in no event, however, will the Shareholders be required to represent to the accuracy of the Company’s disclosure, other than information specifically related to such Shareholder’s ownership position, the number of Registrable Securities proposed to be sold by such Shareholder and the name and address of such Shareholder). Notwithstanding anything to the contrary herein, any underwriting agreement shall contain such representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of the Shareholders as are customarily made by issuers to selling Shareholders in secondary underwritten public offerings.

(g) Priority of Securities Offered Pursuant to Demand Registrations and Underwritten Shelf Take-Downs. If the managing underwriter(s) of an offering pursuant to a Demand Registration or Underwritten Shelf Take-Down shall advise the Company and the Shareholders in writing that, in its good faith opinion, the total number or dollar amount of shares of Common Stock requested to be included in such offering pursuant to Demand Registration or Underwritten Shelf Take-Down exceeds the number or dollar amount that can be sold in such offering without having an adverse effect on such offering, including the price at which such shares can be sold, then the Company shall include in such offering pursuant to Demand Registration or Underwritten Shelf Take-Down the maximum number of shares that such underwriter advises can be so sold without having such adverse effect, allocated (i) first, to Registrable Securities requested by the Shareholders to be included in such offering pursuant to Demand Registration or Underwritten Shelf Take-Down, pro rata among all such Shareholders on the basis of the number of Registrable Securities held by such Shareholders, and (ii) second, if subclause (i) above is satisfied, to any securities requested to be included therein by any other Persons (including the Company), allocated among such Persons on a pro rata basis or in such other manner as they may agree.

(h) Priority of Securities Offered Pursuant to Piggyback Registration. If the managing underwriter(s) of a registration of shares of Common Stock giving rise to a right to Piggyback Registration shall advise the Company and the Piggyback Shareholders with respect to such Piggyback Registration in writing that, in its good faith opinion, the total number or dollar amount of shares of Common Stock proposed to be sold in such offering and Registrable Securities requested by such Piggyback Shareholders to be included therein, in the aggregate, exceeds the number or dollar amount that can be sold in such offering without having an adverse effect on such offering, including the price at which such shares can be sold, then the Company shall include in such registration the maximum number of shares that such underwriter advises can be so sold without having such adverse effect, allocated, if the Piggyback Registration is initiated as an underwritten:

(i) primary offering for the account of the Company: (x) first, to shares of Common Stock to be included by the Company, (y) second, if subclause (x) above is satisfied, among the Registrable Securities requested to be included therein by the Shareholders and securities requested to be included therein by other securityholders with applicable registration rights under a Permitted Agreement, pro rata among such Persons on the basis of the number of shares requested to be included therein by each of them, and (z), if subclauses (x) and (y) above are satisfied, among the securities requested to be included therein by other securityholders, pro rata among such Persons on the basis of the number of shares requested to be included therein by each of them or in such other manner as they may agree; and

(ii) offering for the account of holder(s) of the Company’s securities other than the Company: (x) first, among the securities requested to be included therein by such holder who initiated the Piggyback Registration, Registrable Securities requested to be included therein by the Shareholders and securities requested to be included therein by other securityholders with applicable registration rights under a Permitted Agreement, pro rata among such Persons on the basis of the number of shares requested to be included therein by each of them, and (y) second, if subclause (x) is satisfied, to any securities requested to be included therein by any other Persons (including the Company), allocated among such Persons on a pro rata basis or in such other manner as they may agree.

(i) Postponement; Suspensions; Blackout Period.

(i) The Company may postpone the filing or the effectiveness of a Demand Registration Statement or commencement of a Shelf Take-Down (or suspend the continued use of an effective Demand Registration Statement or Shelf Registration Statement), including requiring the Shareholders to suspend any offerings of Registrable Securities pursuant hereto (a “Suspension”), (A) during the pendency of a stop order issued by the SEC suspending the use of any registration statement of the Company or proceedings initiated by the SEC with respect to any such registration statement under Section 8(d) or 8(e) of the Securities Act or (B) if, based on the good faith judgment of the Board of Directors, such postponement or suspension is necessary in order to avoid materially detrimental disclosure of material non-public information that the Board of Directors, after consultation with outside counsel to the Company, has in good faith determined (1) would be required to be made in any Demand Registration Statement or Shelf Registration Statement so that such Registration Statement does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (2) would not be required to be made at such time but for the filing or continued use of such Registration Statement, and (3) the Company has a bona fide business purpose for not disclosing publicly, and the Company delivers to the Shareholders participating in such registration notice (a “Suspension Notice”) of the Company’s determination to postpone or suspend use of the Demand Registration Statement or Shelf Registration Statement, as applicable; provided, however, in each case, that the Shareholders requesting a Demand Registration Statement or Shelf Take-Down shall be entitled, at any time after receiving a Suspension Notice or similar notice and before such Demand Registration Statement becomes effective or before such Shelf Take-Down is commenced, to withdraw such request and, if such request is withdrawn, the Company shall pay all expenses incurred by the Shareholders, including fees of legal counsel (subject to the caps contained herein), in connection with such withdrawn registration and such Demand Registration or Shelf Take-Down shall not count against the number of Demand Registrations or Underwritten Shelf Take-Downs permitted pursuant to Section 2(d). If Shareholders otherwise withdraw a request for a Demand Registration Statement or Shelf Take-Down, other than following the receipt of a Suspension Notice, the Shareholders shall pay all expenses incurred by the Shareholders, including fees of legal counsel, in connection with such withdrawn registration and such Demand Registration or Shelf Take-Down shall not count as a Demand Registration or an Underwritten Shelf Take-Down; provided that, at the option of the Shareholders, the Company shall pay all expenses incurred by the Shareholders, including fees and legal counsel (subject to the caps contained herein), in connection with such withdrawn registration if such Demand Registration or Shelf Take-Down counts against the number of Demand Registrations or Underwritten Shelf Take-Downs pursuant to Section 2(d). The Company shall provide prompt written notice to the Shareholders (an “End of Suspension Notice”) of (x) the fact that the circumstances giving rise to such Suspension no longer exist, (y) the Company’s decision to file or seek effectiveness of such Demand Registration Statement or commence such Shelf Take-Down following such Suspension and (z) the effectiveness of such Demand Registration Statement or commencement of such Shelf Take-Down. Notwithstanding the provisions of this Section 2(i)(i), with respect to Section 2(i)(i)(B), the Company shall not effect any Suspension(s) more than two (2) times during any 12-month period or for a period in the aggregate exceeding ninety (90) days in any 12-month period. No Shareholder shall effect any sales of shares of Common Stock pursuant to a Demand Registration Statement or Shelf Registration Statement at any time after it has received a Suspension Notice from the Company and prior to receipt of an End of Suspension Notice. The Company may not file or effect any other Registration Statement during the term of any Suspension.

(ii) Each Shareholder agrees that, except as required by Law, it shall treat as confidential the receipt of any Suspension Notice; provided, however, that in no event shall such Suspension Notice contain any material nonpublic information of the Company (other than the existence of such Suspension Notice).

(j) Supplements and Amendments. The Company shall supplement and amend any Shelf Registration Statement if required by the Securities Act or the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement.

(k) Subsequent Holder Notice. If a Person becomes entitled to the benefits of this Agreement pursuant to Section 7 after a Shelf Registration Statement becomes effective under the Securities Act, the Company shall, as promptly as practicable, following delivery of written notice to the Company of a request for such Person’s name to be included as a selling securityholder in the prospectus related to the Shelf Registration Statement:

(i) if required and permitted by Law, file with the SEC a supplement to the related prospectus or a post-effective amendment to the Shelf Registration Statement so that such Person is named as a selling securityholder in the Shelf Registration Statement and the related prospectus in such a manner as to permit such Person to deliver a prospectus to the purchaser of the Registrable Securities in accordance with Law;

(ii) if, pursuant to Section 3(a)(ii), the Company shall have filed a post-effective amendment to the Shelf Registration Statement that is not automatically effective, use its reasonable best efforts to cause such post-effective amendment to become promptly effective under the Securities Act; and

( ) promptly notify such Permitted Reg Rights Holder after the effectiveness under the Securities Act of any post-effective amendment filed pursuant to Section 3(a)(ii); provided, however, that the Company shall not be required to file more than one (1) post-effective amendment or supplement to the related prospectus pursuant to this Section 2(k) for any fiscal quarter.

(l) Certain Restrictions. Notwithstanding anything to the contrary in this Agreement, the Company shall not have the right to participate in any marketed offering initiated by the Shareholder without the Shareholder’s prior written consent (in its sole discretion).

Section 3. Registration Procedures.

(a) Filing and Other Procedures. If and whenever the Company is required to use its reasonable best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Section 2, the Company shall effect such registration to permit the sale of such Registrable Securities in accordance with the intended method(s) of disposition thereof, and pursuant thereto the Company shall cooperate in the sale of the securities and shall, as promptly as practicable:

(i) prepare and file with the SEC (as promptly as reasonably practicable, but no later than sixty (60) days after a request for a Demand Registration and no later than ten (10) days after a request for an Underwritten Shelf Take-Down, subject to the postponement provisions herein) the Demand Registration Statement (including a Prospectus therein and any supplement thereto and all exhibits and financial statements required by the SEC to be filed therewith) to effect such registration and, subject to the efforts standard herein, cause such Registration Statement to become effective, and provide copies of all such documents proposed to be filed or furnished to (x) counsel of the Shareholders, and provide such legal counsel a reasonable opportunity to review and comment on such documents (other than Exchange Act reports incorporated by reference thereto not related to such offering), and (y) the other representative(s) on behalf of the Shareholders included in such Registration Statement (to be chosen by the Shareholders) and any managing underwriter(s), and the representative(s) and the managing underwriter(s) and their respective counsel shall have the reasonable opportunity to review and comment thereon, and the Company will make such changes and additions thereto as may reasonably be requested by such counsel and the representative(s) and the managing underwriter(s) and their respective counsel prior to such filing, unless the Company reasonably objects to such changes or additions;

(ii) prepare and file with the SEC such pre- and post-effective amendments and supplements to a Shelf Registration Statement or Demand Registration Statement, and the Prospectus used in connection therewith or any free writing prospectus (as defined in SEC rules) as may be required by applicable securities Laws or reasonably requested by the Shareholders or any managing underwriter(s) to maintain the effectiveness of such registration and to comply with the provisions of applicable securities Laws with respect to the disposition of all securities covered by such registration statement during the period in which such Registration Statement is required to be kept effective, and before filing such amendments or supplements, provide copies of all such documents proposed to be filed or furnished to counsel of such Shareholders, which documents shall be subject to the review and comment of such counsel (other than Exchange Act reports incorporated by reference thereto not related to such offering);

(iii) furnish to each Shareholder of the securities being registered and each managing underwriter without charge, such reasonable number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits other than those which are being incorporated into such Registration Statement by reference and that are publicly available), such reasonable number of copies of the Prospectus contained in such Registration Statement and any other Prospectus filed under Rule 424 under the Securities Act in conformity with the requirements of the Securities Act, and such other documents, as the Shareholders and any managing underwriter(s) may reasonably request;

(iv) use its reasonable best efforts to register or qualify all Registrable Securities under such other securities or “blue sky” Laws of such jurisdictions as the Shareholders and any managing underwriter(s) may reasonably request; provided, however, that the Company shall not for any such purpose be required to qualify generally to do business as a foreign company in any jurisdiction where it would not otherwise be required to qualify but for this Section 3, or to consent to general service of process in any such jurisdiction, or to be subject to any tax obligation in any such jurisdiction where it is not then so subject;

(v) as promptly as reasonably practicable, notify the Shareholders and any managing underwriter(s) at any time when the Company becomes aware that a Prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and, to, as promptly as is reasonably practicable, prepare and furnish without charge to the Shareholders and any managing underwriter(s) a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchaser of such securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(vi) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement not later than the effective date of such Registration Statement;

(iii) use its reasonable best efforts to list all Registrable Securities covered by such Registration Statement on the principal securities exchange on which any such class of securities is then listed and cause to be satisfied all requirements and conditions of such securities exchange to the listing of such securities that are reasonably within the control of the Company;

(i) notify each Shareholder and any managing underwriter(s), as soon as is reasonably practicable after it shall receive notice thereof, of the time when such Registration Statement, or any post-effective amendments to the Registration Statement, shall have become effective, after it shall receive notice thereof;

(iv) to make available to each Shareholder whose Registrable Securities are included in such Registration Statement and any managing underwriter(s) as soon as reasonably practicable after the same is prepared and distributed, filed with the SEC, or received by the Company, an executed copy of each letter written by or on behalf of the Company to the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), and any item of correspondence received from the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), in each case relating to such Registration Statement, it being understood that each Shareholder receiving such material from the Company that is confidential shall and shall cause its Affiliates and representatives to keep such materials confidential. The Company shall as soon as reasonably practicable (A) notify the Shareholders and any managing underwriter(s) of the effectiveness of such Registration Statement or any post-effective amendment or the filing of the prospectus supplement contemplated herein, (B) respond reasonably and completely to any and all comments received from the SEC or the staff of the SEC, with a view towards causing such Registration Statement or any amendment thereto to be declared effective by the SEC as soon as reasonably practicable, and (C) file an acceleration request following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that any such Registration Statement or any amendment thereto will not be subject to review;

(v) advise each Shareholder and any managing underwriter(s), promptly after it shall receive notice or obtain knowledge thereof, of (A) the issuance of any stop order, injunction or other order or requirement by the SEC suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and use its reasonable best efforts to prevent the issuance of any stop order, injunction or other order or requirement or to obtain its withdrawal if such stop order, injunction or other order or requirement should be issued, (B) the suspension of the registration of the subject shares of the Registrable Securities in any state jurisdiction and (C) the removal of any such stop order, injunction or other order or requirement or proceeding or the lifting of any such suspension;

(vi) in connection with a customary due diligence review, make available for inspection by one representative on behalf of each Shareholder whose Registrable Securities are included in such registration statement and any managing underwriter(s), and any attorney, accountant or other agent retained by, or other representative of, any such Shareholder or underwriter, at reasonable times and in a reasonable manner, all pertinent financial and other records and corporate documents of the Company, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such Shareholder, underwriter(s), attorney, accountant or agent to conduct a reasonable investigation within the meaning of Section 11 of the Securities Act that is customary for a participant in a securities offering in connection with such registration statement; provided, however, that the foregoing investigation and information gathering shall be coordinated on behalf of such parties by one (1) firm of counsel designated by and on behalf of such parties, and that any information that is not generally publicly available at the time of delivery of such information shall be kept confidential by such parties pursuant to customary confidentiality agreements;

(ii) if requested by any Shareholder or any managing underwriter(s), as promptly as is reasonably practicable, incorporate in a prospectus supplement or post-effective amendment such information as such Shareholder or managing underwriter(s) reasonably requests to be included therein, including with respect to the Registrable Securities being sold by such Shareholder, the purchase price being paid therefor by any underwriter(s) and with respect to any other terms of an underwritten offering of the Registrable Securities to be sold in such offering, and as promptly as is reasonably practicable, make all required filings of such prospectus supplement or post-effective amendment;

(iii) reasonably cooperate with each Shareholder and any managing underwriter(s) participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(iv) in the case of an underwritten offering, (1) enter into such customary agreements (including an underwriting agreement in customary form), (2) take all such other customary actions as the managing underwriter(s) reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including causing senior management and other Company personnel to reasonably cooperate with the Shareholder(s) whose Registrable Securities are included in a Registration Statement and the underwriter(s) in connection with performing customary due diligence and the customary marketing of such offering, including management presentations, investor calls and road show presentations, subject to the limitations on marketed offerings contained herein) and (3) cause its counsel to issue opinions of counsel addressed and delivered to the underwriter(s) in form, substance and scope as are customary in underwritten offerings, subject to customary limitations, assumptions and exclusions;

(v) if requested by the managing underwriter(s) of an underwritten offering, use its reasonable best efforts to cause to be delivered, upon the pricing of any underwritten offering, and at the time of closing of a sale of Registrable Securities pursuant thereto, “comfort” letters from the Company’s independent registered public accountants addressed to the underwriter(s), and otherwise in customary form and covering such financial and accounting matters as are customarily covered by “comfort” letters of the independent registered public accountants delivered at pricing or closing, as applicable, in connection with primary underwritten public offerings; provided, however, that such recipients furnish such written representations or acknowledgements as are customarily required to receive such comfort letters; and

(vi) the Company agrees not to file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the prospectus, or any free writing prospectus, which amendment refers to any Shareholder covered thereby by name, or otherwise identifies such Shareholder, without the consent of such Shareholder, such consent not to be unreasonably withheld or delayed, unless such disclosure is required by Law, in which case the Company shall provide written notice to such Shareholders no less than two (2) Business Days prior to the filing.

(b) Conditions to Registration Rights.

(i) Subject to the last sentence of this Section 3(b)(i), as a condition precedent to the obligations of the Company to file any Registration Statement, each Shareholder shall furnish in writing to the Company such information regarding such Shareholder (and any of its Affiliates), the Registrable Securities to be sold and the intended method of distribution of such Registrable Securities reasonably requested by the Company as is reasonably necessary for inclusion in the Registration Statement relating to such offering pursuant to the Securities Act; provided that the Company shall only use such information in connection with such registration or related offering. Notwithstanding the foregoing, in no event will any party be required to disclose to any other party any personally identifiable information or personal financial information in respect of any individual.

(ii) Each Shareholder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in (x) Section 3(a)(v), such Shareholder shall forthwith discontinue its disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such Shareholder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(a)(v); (y) clause (A) of Section 3(a)(x), such Shareholder shall discontinue its disposition of Registrable Securities pursuant to such registration statement until such Shareholder’s receipt of the notice described in clause (C) of Section 3(a)(x); and (z) clause (B) of Section 3(a)(x), such Shareholder shall discontinue its disposition of Registrable Securities pursuant to such registration statement in the applicable state jurisdiction(s) until such Shareholder’s receipt of the notice described in clause (C) of Section 3(a)(x). The length of time that any registration statement is required to remain effective shall be extended by any period of time that such registration statement is unavailable for use pursuant to this paragraph; provided, however, in no event shall any Registration Statement be required to remain effective after the date on which all Registrable Securities cease to be Registrable Securities.

(iii) If requested by the managing underwriter(s), each Shareholder that (A) beneficially owns at least 5% of the Common Stock (on an As-Converted Basis) and (B) was offered the opportunity to participate in a marketed underwritten offering, shall enter into a customary lockup agreement not to exceed ninety (90) days in respect of such underwritten offering by the Company (it being understood that the Company will use its reasonable best efforts to cause any such lockup agreement to permit Permitted Transfers (as defined in the Investment Agreement)); provided that the Company shall cause each of its executive officers and directors and shall use its reasonable best efforts to cause any other holders of Common Stock that beneficially own at least 5% of the Common Stock (on an As-Converted Basis) (excluding any passive investors), to enter into lockup agreements that contain restrictions that are no less restrictive than the restrictions contained in the lockup agreements executed by the Shareholders;

provided, further, that if such lockup agreement is released or waived for any of the Company’s executive officers or directors or other holders of Common Stock that beneficially own at least 5% of the Common Stock (on an As-Converted Basis), the Shareholders shall receive a comparable release or waiver on a pro rata basis. The Shareholders acknowledge that (i) the Company may be subject to a lock-up with the managing underwriter(s) in connection with any underwritten offering by the Company, whether or not a Shareholder participated in the last Underwritten Shelf Take-Down or Demand Registration, and (ii) the Company will use its reasonable best efforts to cause itself not to be subject to any lock-up with the requesting underwriter(s) in a Block Trade.

Section 4. Indemnification.

(a) Indemnification by the Company. The Company agrees to indemnify, hold harmless and reimburse, to the fullest extent permitted by Law, each Shareholder, its Affiliates, partners, officers, directors, employees, advisors, representatives and agents and each Person, if any, who controls such Shareholder within the meaning of the Securities Act or the Exchange Act, against any and all losses, penalties, liabilities, claims, damages and expenses, joint or several (including reasonable and documented attorneys’ fees and any expenses and reasonable and documented costs of investigation) (“Losses”), as incurred, to which the Shareholders or any such indemnitees may become subject under the Securities Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement under which such Registrable Securities were registered and sold under the Securities Act, any Prospectus contained therein, or any amendment or supplement thereto, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable in any such case to the extent that any Loss arises out of or is based upon an untrue statement or alleged statement or omission or alleged omission made in such Registration Statement, any such Prospectus, amendment or supplement in reliance upon and in conformity with written information about a Shareholder that is furnished to the Company by such Shareholder or its authorized representative expressly for use therein, it being understood and agreed that the only such information furnished by any Shareholder for any purpose of this Agreement (including Section 4(b)) consists of the number of shares of Common Stock owned by such Shareholder, the number of Registrable Securities proposed to be sold by such Shareholder and the name and address of such Shareholder proposing to sell or (ii) any violation (or alleged violation) by the Company of the Securities Act, the Exchange Act, any state securities laws or any rule or regulation thereunder in connection with any registration or offering hereunder. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Shareholder or any indemnified party and shall survive the transfer of such securities by such Shareholder.

(b) Indemnification by the Shareholders. Each Shareholder agrees to indemnify, hold harmless and reimburse, to the fullest extent permitted by Law (in the same manner and to the same extent as set forth in Section 4(a)), the Company, its Affiliates, officers, directors, and each Person, if any, who controls any of the foregoing within the meaning of the Securities Act or the Exchange Act, with respect to any untrue statement or alleged untrue statement of a material fact in or omission or alleged omission to state a material fact from such Registration Statement, any Prospectus contained therein, or any amendment or supplement thereto, to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information about such Shareholder furnished to the Company by such Shareholder or its authorized representative expressly for inclusion therein, it being understood and agreed that the only such information furnished by any Shareholder consists of the information described as such in Section 4(a); provided, however, that a Shareholder shall not be liable for any amounts in excess of the net proceeds received by such Shareholder from sales of Registrable Securities pursuant to the Registration Statement to which the claims relate; provided, further, that the obligations of the Shareholders shall be several and not joint and several. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any indemnified party and shall survive the transfer of such securities by the Company.

(c) Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding paragraphs of this Section 4, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party, give written notice to such indemnifying party of the commencement of such action or proceeding; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding paragraphs of this Section 4, except to the extent that the indemnifying party is prejudiced by such failure to give notice. In case any such action or proceeding is brought against an indemnified party, unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, such indemnified party shall permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (i) the indemnifying party has agreed to pay such fees or expenses, (ii) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person within a reasonable time after receipt of notice of such claim from the person entitled to indemnification hereunder or (iii) in the indemnified party’s reasonable judgment (based upon advice of its counsel) there may be material legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party or a conflict of interest may exist between it or other indemnified parties and the indemnifying party with respect to any such claim. If such defense is not assumed by the indemnifying party as permitted hereunder, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent. If such defense is assumed by the indemnifying party pursuant to the provisions hereof, such indemnifying party shall not settle or otherwise compromise the applicable claim unless (x) such settlement or compromise contains a full and unconditional release of all indemnified parties of all liability in respect to such claim or litigation, does not contain any statement of wrongdoing or fault on the party of any indemnified party and is paid in full by the indemnifying party or (y) the indemnified party otherwise consents in writing. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party, a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the reasonable fees and disbursements of such additional counsel or counsels. The indemnifying party shall not be liable for any settlement of any proceeding effected without its prior written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.

(d) Contribution. If the foregoing indemnity is held by a Governmental Entity of competent jurisdiction to be unavailable to the Company or any Shareholder, or is insufficient to hold harmless an indemnified party, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of the Loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, and the relative benefits received by the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. No indemnified party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any indemnifying party who was not guilty of such fraudulent misrepresentation. In connection with any registration statement filed with the SEC by the Company, the relative fault of the indemnifying party on the one hand and of the indemnified party on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and by such party’s relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the provisions of this Section 4, no Shareholder shall be required to contribute an amount greater than the net proceeds received by such Shareholder from sales of Registrable Securities pursuant to the Registration Statement to which the claims relate (after taking into account the amount of damages which such Shareholder has otherwise been required to pay by reason of any and all untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact made in any Registration Statement or Prospectus or any amendment thereof or supplement thereto related to such sale of Registrable Securities).

(e) No Exclusivity. The remedies provided for in this Section 4 are not exclusive and shall not limit any rights or remedies which may be available to any indemnified party at Law or in equity or pursuant to any other agreement.

Section 5. Covenants Relating to Rule 144. The Company shall use its reasonable best efforts to (x) timely file all reports and other documents required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC thereunder (provided, that if the Company is not required to file such reports, it will, upon the request of any Shareholder, make publicly available such information as necessary to permit sales pursuant to Rule 144 under the Securities Act), and (y) take such further action as any Shareholder may reasonably request in writing, in each case, to the extent required from time to time to enable such Shareholder to, if permitted by the terms of this Agreement, the applicable Investment Agreement and the Registrable Securities, transfer such Registrable Securities without registration under the Securities Act within the limitations of the exemptions provided by (a) Rule 144 or Regulation S under the Securities Act, as such rules may be amended from time to time, or (b) any successor rule or regulation hereafter adopted by the SEC. Upon the written request of any Shareholder, the Company will deliver to such Shareholder a written statement that it has complied with such requirements, subject to its compliance with such requirements. The Company shall, upon any request by a Shareholder in connection with a sale, transfer or other disposition by any Shareholder of any Registrable Securities permitted by Rule 144, (i) use its reasonable best efforts to promptly (and in no event longer than five (5) Business Days after such request) cause the removal of any restrictive legend or similar restriction on the Registrable Securities, and, in the case of book-entry shares, make or cause to be made appropriate notifications on the books of the Company’s transfer agent for such number of shares and registered in such names as the Shareholders may reasonably request and (ii) provide a customary opinion of counsel and instruction letter required by the Company’s transfer agent in connection with such sale, transfer or disposition of such Registrable Securities; provided, however, that the taking of such action by the Company is conditioned on the Company receiving all information and documentation reasonably necessary to support such actions and make a determination that such transfer applies with Law.

Section 6. Termination; Survival. The rights of each Shareholder hereunder shall terminate upon the date that all of the Registrable Securities held by such Shareholder cease to be Registrable Securities. Notwithstanding the foregoing, the obligations of the parties under Sections 4, 5 and 7 and this Section 6 shall survive the termination hereof.

Section 7. Miscellaneous.

(a) Governing Law. This Agreement, and all matters arising out of this Agreement and the transactions contemplated hereby, shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any Laws of the State of Delaware that would cause the application of the Laws of any jurisdiction other than the State of Delaware. The parties hereto (i) submit to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware in respect of the interpretation and enforcement of the provisions hereof and of any related agreement, certificate or other document delivered in connection herewith, (ii) waive, and agree not to assert, any defense in any action for the interpretation or enforcement of this Agreement and any related agreement, certificate or other document delivered in connection herewith that they are not subject to such jurisdiction or that such action may not be brought or is not maintainable in such courts or that this Agreement may not be enforced in or by such courts, that the action is brought in an inconvenient forum, or that the venue of the action is improper, (iii) agrees that service in person or by certified or by nationally recognized overnight courier to its address set forth in Section 7(i) shall constitute valid in personam service upon such party and its successors and assigns in any action commenced pursuant to this Section 7(a) and (iv) acknowledges that this is a commercial transaction, that the foregoing provisions for service of process and the following provisions for waiver of jury trial have been read, understood and voluntarily agreed to by each party and that by agreeing to such provisions each party is waiving important legal rights.

(b) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY CLAIM, ACTION, HEARING, CHARGE, DISPUTE, SUIT, INVESTIGATION, AUDIT OR PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

(c) Entire Agreement. This Agreement (including the documents and the instruments referred to herein), together with the Investment Agreement, the Warrants and the documents referenced herein and therein, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings, and agreements (including any draft agreements) with respect thereto, whether written or oral, none of which shall be used as evidence of the parties’ intent.

(d) Amendments and Waivers. No amendment of any provision hereof shall be valid and binding unless it is in writing and signed by the Company and the Shareholders representing at least fifty percent (50%) (by number) of the Registrable Securities then outstanding(with each share of Voting Common Stock issued pursuant to the Investment Agreement, and each share of Voting Common Stock to be received upon conversion of the Non-Voting Common Equivalent Stock issued or issuable (A) pursuant to the Investment Agreement and (B) upon exercise of the Warrants, in each case, counting as one Registrable Security for this purpose (whether or not then convertible or exercisable)). No waiver of any right or remedy hereunder, to the extent legally allowed, shall be valid unless the same shall be in writing and signed by the party making such waiver. No waiver by any party of any breach or violation of, default under, or inaccuracy in any representation, warranty, covenant, or agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent breach, violation, default of, or inaccuracy in, any such representation, warranty, covenant, or agreement hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power, or remedy under this Agreement shall operate as a waiver thereof. Notwithstanding the foregoing, no amendments may be made hereto that adversely affect the rights of any Shareholder hereunder without the prior written consent of such Shareholder.

(e) Successors and Assigns. The Shareholders may transfer or assign all or any portion of their respective rights provided in this Agreement in connection with the transfer of shares of Voting Common Stock, Non-Voting Common Equivalent Stock or any Warrant issued under the Investment Agreement pursuant to the terms of the Investment Agreement without the prior written consent of the Company; provided that reasonably promptly following any such transfer or assignment, (i) the Shareholder provides a written notice to the Company stating the name and address of such transferee and identifying the amount of Registrable Securities with respect to which the rights under this Agreement are being transferred and the nature of the rights so transferred, and (ii) such transferee or assignee agrees in writing with the Company to be bound by this Agreement as fully as if it were an initial signatory hereto pursuant to a written instrument in form and substance reasonably acceptable to the Company, and any such transferee may thereafter make corresponding assignments in accordance with this Section 7(e); provided, further, that in no event shall any rights under this Agreement be assigned to any Person that is not a Permitted Reg Rights Holder.

(f) Expenses. Except as otherwise set forth herein (including under Section 2(i)), (i) all Registration Expenses incurred in connection with any Registration Statement under this Agreement shall be borne by the Company, (ii) all Selling Expenses relating to securities registered on behalf of the Shareholders shall be borne by the Shareholders of the Registrable Securities included in such registration and (iii) the obligation of the Company to bear the expenses provided for in this Section 7(f) shall apply irrespective of whether a Registration Statement becomes effective, is withdrawn or suspended, or converted to any other form of registration and irrespective of when any of the foregoing shall occur.

(g) Counterparts, Execution. For the convenience of the parties hereto, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. This Agreement may be executed by facsimile, email or electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act, or other Law (e.g., www.docusign.com or by .pdf signature) by any party and such signature shall be deemed binding for all purposes hereof without delivery of an original signature being thereafter required.

(h) Severability. If any provision of this Agreement or the application thereof to any person (including the officers and directors of the parties hereto) or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties hereto shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

(i) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (iii) when sent, if delivered by email (provided that no “error message” or other notification of non-delivery is generated), in each case to the intended recipient as set forth below:

If to a Purchaser, at such Purchaser’s address referenced in Schedule A.

If to the Company, as follows:

OceanFirst Financial Corp.

110 West Front Street

Red Bank, New Jersey 07701

Attention: Christopher D. Maher

Email: [REDACTED]@oceanfirst.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Matthew Nemeroff; Edgar Lewandowski

Email: matthew.nemeroff@stblaw.com; elewandowski@stblaw.com

Any party may, from time to time, by written notice to the other parties, designate a different address, which shall be substituted for the one specified above for such party.

(j) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties hereto shall be entitled to specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at Law or equity. Each of the parties hereto hereby further waives any (i) defense in any action for specific performance that a remedy at Law would be adequate and (ii)  requirement under Law to post security or a bond as a prerequisite to obtaining equitable relief.

(k)  Interpretation.

(i) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(ii) The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof.

(iii) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(iv) References to “the date hereof” mean the date of this Agreement.

(v) Notwithstanding anything herein to the contrary, neither the Company nor Purchaser nor any of their respective subsidiaries shall be required to take any action that is prohibited by Law or inconsistent with any requirement or directive of any Governmental Entity.

(vi) Any reference herein to any statute, includes all amendments thereto and all rules and regulations promulgated thereunder.

(vii) All references to “dollars” or “$” herein are to United States dollars.

(vii) The definitions contained herein are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neutral genders of such term

(viii) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.”

(l) Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of holders a majority of the Registrable Securities then outstanding, enter into any agreement (a “Permitted Agreement”) with any holder or prospective holder of any securities of the Company giving such holder or prospective holder any registration rights the terms of which are senior to or on parity with, or otherwise conflict with, the registration rights granted to the Shareholders hereunder or any other provision hereof, including, for clarity, allowing any other holder of Common Stock to have registration rights in the nature or substantially in the nature of those set forth in this Agreement that would have priority over or be pari passu with the Registrable Securities with respect to the inclusion of such securities in any registration statement.

(m) Further Assurances. From and after the Closing, subject to the terms of the applicable Warrants and the Certificate of Designations, the Company will take such actions as reasonably necessary to effect any exercise or conversion of the Warrants or Non-Voting Common Equivalent Stock, as applicable, upon the reasonable request of the applicable Purchaser in connection with any registration or any offering and sale pursuant hereto involving the Voting Common Stock underlying such Warrants or Non-Voting Common Equivalent Stock, as applicable, it being understood that the Company shall have no obligation to register the Non-Voting Common Equivalent Stock or the Warrants.

(n) Other Agreements. If requested by any Shareholder in connection with any transaction involving any Registrable Securities (including any sale or other transfer of such securities without registration under the Securities Act, any Back Leverage (as defined in the Investment Agreement) with respect to such securities, any hedging transaction and any pledge of such securities and any hedging transaction), the Company agrees to provide such Shareholder with customary and reasonable assistance to facilitate such transaction, including, without limitation, (i) such action as such Shareholder may reasonably request from time to time to enable such Shareholder to sell Registrable Securities without registration under the Securities Act and (ii) entering into an “issuer’s agreement” in connection with any Back Leverage and providing such other cooperation and assistance as may be reasonably necessary in connection with such Back Leverage, including as set forth in the Investment Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

COMPANY:

OCEANFIRST FINANCIAL CORP.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

PURCHASERS:

WPGG 14 ORION L.P.

By: WPGG 14 ORION GP, LTD, ITS

GENERAL PARTNER

By:
Name:	Todd Schell
Title:	Authorised Representative

[Signature Page to Registration Rights Agreement]

WPFS II ORION L.P.

By: WARBURG PINCUS (CAYMAN)

FINANCIAL SECTOR II GP, L.P., ITS

GENERAL PARTNER

By: WARBURG PINCUS (CAYMAN)

FINANCIAL SECTOR II GP LLC, ITS

GENERAL PARTNER

By: WARBURG PINCUS PARTNERS II

(CAYMAN), L.P., ITS MANAGING MEMBER

By: WARBURG PINCUS (BERMUDA)

PRIVATE EQUITY GP LTD., ITS

GENERAL PARTNER

By:
Name:	Todd Schell
Title:	Authorised Signatory

[Signature Page to Registration Rights Agreement]

Schedule A

Purchaser	Address

[●]	[●]

Annex G

December 28, 2025

The Board of Directors

OceanFirst Financial Corp.

110 West Front Street

Red Bank, New Jersey 07701

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to OceanFirst Financial Corp. (“OceanFirst”) of the Exchange Ratio (as defined below) in the proposed acquisition of Flushing Financial Corp. (“Flushing”) by OceanFirst, through the proposed merger of Apollo Merger Sub Corp., a wholly owned subsidiary of OceanFirst (“Merger Sub”), with and into Flushing, with Flushing as the surviving company (such merger, the “Merger” and, taken together with the subsequent merger of Flushing with and into OceanFirst (with OceanFirst as the surviving company), the “Transaction”) pursuant to the Agreement and Plan of Merger to be entered into by and among OceanFirst, Merger Sub and Flushing. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of OceanFirst, Merger Sub, Flushing or the holders of any of the securities of OceanFirst or Flushing, each share of the common stock, $0.01 par value , of Flushing (“Flushing Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding shares of Flushing Common Stock held by Flushing as treasury stock or held by Flushing, any subsidiary of Flushing, OceanFirst or any subsidiary of OceanFirst (other than, in each case, to the extent any exist, the Exception Shares (as defined in the Agreement)) shall be converted into the right to receive 0.85 of a share of common stock, par value $0.01 per share, of OceanFirst (“OceanFirst Common Stock”). The ratio of 0.85 of a share of OceanFirst Common Stock for one share of Flushing Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Transaction are more fully set forth in the Agreement.

The Agreement further provides that, on the day immediately following the consummation of the Transaction, OceanFirst will cause Flushing Bank, a wholly-owned subsidiary of Flushing, to merge with and into OceanFirst Bank, National Association, a wholly-owned subsidiary of OceanFirst (such transaction, the “Bank Merger”), pursuant to a separate agreement and plan of merger. In addition, the Agreement provides that the respective obligations of the parties to effect the Transaction will be subject to the consummation of an equity investment in OceanFirst concurrently with the Closing (as defined in the Agreement) of $225,000,000 in exchange for shares of OceanFirst Common Stock, shares of Non-Voting Common Equivalent Stock, par value $0.01 per share, of OceanFirst Common Stock (“Non-Voting Common Equivalent Stock”) and a warrant to purchase shares of OceanFirst Common Stock or shares of Non-Voting Common Stock Equivalent, as applicable (such transaction, the “Equity Financing”), pursuant to a separate investment agreement. At the direction of OceanFirst, we have assumed for purposes of certain of our analyses the occurrence of the Equity Financing, but we express no opinion as to the Equity Financing or any terms or aspects thereof.

KBW has acted as financial advisor to OceanFirst and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises.

Keefe, Bruyette & Woods, A Stifel Company	G-1

The Board of Directors – OceanFirst Financial Corp.

December 28, 2025

We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to an existing sales and trading relationship between KBW and OceanFirst), may from time to time purchase securities from, and sell securities to, OceanFirst and Flushing. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of OceanFirst or Flushing for our and their own respective accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of OceanFirst (the “Board”) in rendering this opinion and will receive a fee from OceanFirst for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Transaction. In addition, OceanFirst has agreed to indemnify us for certain liabilities arising out of our engagement.

In addition to this present engagement, in the past two years, KBW has provided investment banking and financial advisory services to OceanFirst and received compensation for such services. KBW acted as a joint book-running manager in OceanFirst’s October 2025 notes offering. In the past two years, KBW has provided investment banking and financial advisory services to Flushing and received compensation for such services. KBW acted as a joint book-running manager in Flushing’s December 2024 common stock offering. We may in the future provide investment banking and financial advisory services to OceanFirst or Flushing and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of OceanFirst and Flushing and bearing upon the Transaction, including among other things, the following: (i) a draft of the Agreement dated December 28, 2025 (the most recent draft made available to us); (ii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of OceanFirst; (iii) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 of OceanFirst; (iv) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of Flushing; (v) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 of Flushing; (vi) certain regulatory filings of OceanFirst and Flushing and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2024 as well as the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025; (vii) certain other interim reports and other communications of OceanFirst and Flushing to their respective stockholders; and (viii) other financial information concerning the respective businesses and operations of OceanFirst and Flushing furnished to us by OceanFirst and Flushing or which we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of OceanFirst and Flushing; (ii) the assets and liabilities of OceanFirst and Flushing; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information of OceanFirst and Flushing with similar information for certain other companies, the securities of which are publicly traded; (v) publicly available consensus “street estimates” of OceanFirst and Flushing, as well as certain adjustments to the OceanFirst “street estimates” and also assumed OceanFirst and Flushing long-term growth rates provided to us by OceanFirst management, all of which information was discussed with us by OceanFirst management and used and relied upon by us at the direction of such management and with the consent of the Board; (vii) pro forma financial data of OceanFirst as of or for the period ended September 30, 2025, as adjusted for OceanFirst’s October 2025 notes offering and a credit risk transfer on a pool of OceanFirst’s residential loans, that was prepared by OceanFirst management, provided to and discussed with us by such management, and used and relied upon by us at the

Keefe, Bruyette & Woods, A Stifel Company	G-2

The Board of Directors – OceanFirst Financial Corp.

December 28, 2025

direction of such management and with the consent of the Board; and (viii) estimates regarding certain pro forma financial effects of the Transaction on OceanFirst (including, without limitation, the cost savings expected to result or be derived from the Transaction) that were prepared by OceanFirst management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the respective managements of OceanFirst and Flushing regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon OceanFirst management as to the reasonableness and, as applicable, the achievability of the publicly available consensus “street estimates” of OceanFirst, the adjustments thereto, the publicly available consensus “street estimates” of Flushing, the assumed OceanFirst and Flushing long-term growth rates, and the estimates regarding certain pro forma financial effects of the Transaction on OceanFirst (including, without limitation, the cost savings expected to result or be derived from the Transaction), all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the OceanFirst and Flushing “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of OceanFirst management and that the forecasts, projections and estimates reflected in such information (as adjusted by OceanFirst management in the case of the publicly available consensus “street estimates” of OceanFirst) will be realized in the amounts and in the time periods currently estimated.

It is understood that the portion of the foregoing financial information of OceanFirst and Flushing that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of OceanFirst and Flushing, is based on numerous variables and assumptions that are inherently uncertain and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the management of OceanFirst and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either OceanFirst or Flushing since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for credit losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for credit losses for each of OceanFirst and Flushing are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of OceanFirst or Flushing, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of OceanFirst or Flushing under any state or federal laws, including those relating to bankruptcy, insolvency or

Keefe, Bruyette & Woods, A Stifel Company	G-3

The Board of Directors – OceanFirst Financial Corp.

December 28, 2025

other matters. We have made note of the classification by each of OceanFirst and Flushing of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and have also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of OceanFirst and Flushing, but we express no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.

We have assumed, in all respects material to our analyses, the following: (i) that the Transaction and any related transactions (including, without limitation, the Bank Merger and the Equity Financing) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed by us and referred to above) or as otherwise described to us by representatives of OceanFirst, with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of Flushing Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Transaction or any related transactions and that all conditions to the completion of the Transaction and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Transaction and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of OceanFirst, Flushing or the pro forma entity, or the contemplated benefits of the Transaction, including without limitation the cost savings expected to result or be derived from the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of OceanFirst that OceanFirst has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to OceanFirst, Merger Sub, Flushing, the Transaction and any related transaction (including the Bank Merger), and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to OceanFirst. We express no view or opinion as to any other terms or aspects of the Transaction or any term or aspect of any related transaction (including the Bank Merger and the Equity Financing), including without limitation, the form or structure of the Transaction or any such related transaction, any consequences of the Transaction or any related transaction to OceanFirst, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of the investment agreement entered into in connection with the Equity Financing or any employment, retention, consulting, voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political division, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, and prolonged higher interest rates. It is understood that subsequent developments may affect the conclusion

Keefe, Bruyette & Woods, A Stifel Company	G-4

The Board of Directors – OceanFirst Financial Corp.

December 28, 2025

reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of OceanFirst to engage in the Transaction or enter into the Agreement, (ii) the relative merits of the Transaction as compared to any strategic alternatives that are, have been or may be available to or contemplated by OceanFirst or the Board, (iii) any business, operational or other plans with respect to Flushing or the pro forma entity that may be currently contemplated by OceanFirst or the Board or that may be implemented by OceanFirst or the Board subsequent to the closing of the Transaction, (iv) the fairness of the amount or nature of any compensation to any of OceanFirst’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of OceanFirst Common Stock or relative to the Exchange Ratio, (v) the effect of the Transaction or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of OceanFirst, Flushing or any other party to any transaction contemplated by the Agreement, (vi) the actual value of OceanFirst Common Stock or Non-Voting Common Equivalent Stock to be issued in connection with the Transaction or any related transaction, (vii) the prices, trading range or volume at which OceanFirst Common Stock or Flushing Common Stock will trade following the public announcement of the Transaction or the prices, trading range or volume at which OceanFirst Common Stock will trade following the consummation of the Transaction, (viii) any advice or opinions provided by any other advisor to any of the parties to the Transaction or any other transaction contemplated by the Agreement, or (ix) any legal, regulatory, accounting, tax or similar matters relating to OceanFirst, Flushing or any of their respective stockholders, or relating to or arising out of or as a consequence of the Transaction or any other related transaction (including the Bank Merger), including whether or not the Transaction will qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Transaction. This opinion does not constitute a recommendation to the Board as to how it should vote on the Transaction, or to any holder of OceanFirst Common Stock or any stockholder of any other entity as to how to vote in connection with the Transaction or any other matter, nor does it constitute a recommendation as to whether or not any such stockholder should enter into a voting, stockholders’, affiliates’ or other agreement with respect to the Transaction or exercise any dissenters’ or appraisal rights that may be available to such stockholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to OceanFirst.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, A Stifel Company	G-5

Annex H

December 29, 2025

Board of Directors

Flushing Financial Corporation

220 RXR Plaza

Uniondale, NY 11556

Ladies and Gentlemen:

Flushing Financial Corporation (“Company”), OceanFirst Financial Corp. (“Parent”) and Apollo Merger Sub Corp., a wholly-owned subsidiary of Parent (“Merger Sub”), are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which (i) Merger Sub will, on the terms and subject to the conditions set forth in the Agreement, merge with and into Company (the “First-Step Merger”), with Company as the surviving corporation in the First-Step Merger becoming a wholly-owned subsidiary of Parent (the “Surviving Entity”) and (ii) immediately thereafter, Parent shall cause the Surviving Entity to merge with and into Parent (the “Second-Step Merger”, and together with the First-Step Merger, the “Mergers”), with Parent as the surviving corporation in the Second-Step Merger. As set forth in the Agreement, at the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, except for certain shares of Company Common Stock as specified in the Agreement, shall be converted into the right to receive 0.85 of a share of Parent Common Stock (such consideration, the “Merger Consideration”). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock.

Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated December 29, 2025; (ii) certain publicly available financial statements and other historical financial information of Company and its banking subsidiary, Flushing Bank, that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Parent and its banking subsidiary, OceanFirst Bank, National Association, that we deemed relevant; (iv) publicly available mean analyst net income and dividends per share estimates for Company for the quarter ending December 31, 2025 and the years ending December 31, 2026 and December 31, 2027 with an estimated long-term annual net income growth rate and estimated dividends per share for Company for the years thereafter, as provided by the senior management of Company; (v) publicly available mean analyst net income and dividend per share estimates for Parent for the quarter ending December 31, 2025 and the years ending December 31, 2026 and December 31, 2027, as adjusted to account for the issuance of a certain amount of Parent subordinated debt in October 2025 and Parent’s December 2025 Credit Relief Trade, with an estimated long-term annual net income growth rate and dividends per share for Parent for the years thereafter and assuming quarterly share repurchases of Parent Common Stock in the year ending December 31, 2026, as provided by the senior management of Parent; (vi) the pro forma financial impact of the Mergers on Parent based on certain assumptions relating to transaction expenses, cost savings, purchase accounting adjustments, adjustments for current expected credit losses (CECL) accounting standards, the impact of the Durbin Amendment, the cessation of Parent repurchasing Parent Common Stock and the offer and sale of a certain amount of Parent Common Stock in connection with the Mergers, as provided by the senior management of Parent; (vii) the publicly reported historical price and trading activity for Company Common Stock and Parent Common Stock, including a comparison of certain stock trading information for Company Common Stock and Parent Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (viii) a comparison of certain financial and market information for Company and Parent with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Company and its representatives the business, financial condition, results of operations and prospects of Company and held similar discussions with certain members of the senior management of Parent and its representatives regarding the business, financial condition, results of operations and prospects of Parent.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Company, Parent or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of Company and Parent that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Company or Parent, nor were we furnished with any such evaluations or appraisals. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans of Company or Parent, nor any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for credit losses of Company or Parent, any of their respective subsidiaries or the combined entity after the Mergers, and we have not reviewed any individual credit files relating to Company or Parent or any of their respective subsidiaries. We have assumed, with your consent, that the respective allowances for credit losses for Company and Parent and their respective subsidiaries are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used publicly available mean analyst net income and dividends per share estimates for Company for the quarter ending December 31, 2025 and the years ending December 31, 2026 and December 31, 2027 with an estimated long-term annual net income growth rate and estimated dividends per share for Company for the years thereafter, as provided by the senior management of Company. In addition, Piper Sandler used publicly available mean analyst net income and dividend per share estimates for Parent for the quarter ending December 31, 2025 and the years ending December 31, 2026 and December 31, 2027, as adjusted to account for the issuance of a certain amount of Parent subordinated debt in October 2025 and Parent’s December 2025 Credit Relief Trade, with an estimated long-term annual net income growth rate and dividends per share for Parent for the years thereafter and assuming quarterly share repurchases of Parent Common Stock in the year ending December 31, 2026, as provided by the senior management of Parent. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, cost savings, purchase accounting adjustments, adjustments for CECL accounting standards, the impact of the Durbin Amendment, the cessation of Parent repurchasing Parent Common Stock and the offer and sale of a certain amount of Parent Common Stock in connection with the Mergers, as provided by the senior management of Parent. With respect to the foregoing information, the senior managements of Company and Parent confirmed to us that such information reflected (or in the case of the publicly available analyst estimates referred to above, was consistent with) the best currently available estimates and judgements of those respective senior managements as to the future financial performance of Company and Parent, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in Company’s or Parent’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that Company and Parent will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Mergers, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Mergers, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Company, Parent, the Mergers or any related transactions, and (iii) the Mergers and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that Company has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Mergers and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Company Common Stock or Parent Common Stock at any time or what the value of a Parent Common Stock will be once the shares are actually received by the holders of Company Common Stock.

We have acted as Company’s financial advisor in connection with the Mergers and will receive a fee for our services, which advisory fee is contingent upon consummation of the Mergers. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon consummation of the Mergers. Company has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In the two years preceding the date hereof, Piper Sandler provided certain other investment banking services to Company. In summary, Piper Sandler acted as book manager in connection with Company’s follow-on offering of Company Common Stock, which transaction occurred in December 2024 and for which Piper Sandler received approximately $1.2 million in compensation. In the two years preceding the date hereof, Piper Sandler provided certain investment banking services to Parent. In summary, Piper Sandler acted as book manager in connection with Parent’s offer and sale of subordinated debt, which transaction occurred in October 2025 and for which Piper Sandler received approximately $1.5 million in compensation. In addition, in the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Company, Parent and their respective affiliates. We may also actively trade the equity and debt securities of Company, Parent and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of Company in connection with its consideration of the Agreement and the Mergers and does not constitute a recommendation to any shareholder of Company as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Mergers. Our opinion is directed only as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock and does not address the underlying business decision of Company to engage in the Mergers, the form or structure of the Mergers or any other transactions contemplated in the Agreement, the relative merits of the Mergers as compared to any other alternative transactions or business strategies that might exist for Company or the effect of any other transaction in which Company might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Mergers by any Company officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Joint Proxy Statement, to be filed with the SEC and mailed to shareholders in connection with the Mergers.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view.

Very truly yours,

H-4